Form 20-F/A
period 2006-01-31
Pacific Booker Minerals Inc.
filed 2006-12-26
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

Yes ___    No  XXX  N/A  ___

Index to Exhibits on Page 67

Pacific Booker Minerals Inc.

Form 20-F/A Annual Report

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/06	1/31/05	1/31/04	1/31/03	1/31/02

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($8,883)	($903)	($327)	($302)	($64)
Net Income (Loss) Per Share	($1.41)	($0.16)	($0.06)	($0.06)	($0.02)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	6,320	5,714	5,087	4,694	4,114
Working Capital	$11	($456)	$166	$490	$5
Mineral Properties	$11,970	$18,072	$12,925	$11,932	$10,513
Long-Term Debt	$1,500	$1,500	$0	$0	$0
Shareholder’s Equity	$10,654	$16,207	$13,190	$12,523	$10,612
Total Assets	$12,675	$18,945	$13,649	$12,865	$11,260

US GAAP Net Loss	($2,640)	($1,575)	($1,360)	($1,759)	($1,877)
US GAAP Loss Per Share	($0.42)	($0.28)	($0.27)	($0.37)	($0.46)
US GAAP Wtg. Avg. Shares	6,320	5,714	5,087	4,694	4,114
US GAAP Equity	$3,376	$2,647	$264	$591	$99
US GAAP Total Assets	$5,397	$5,385	$724	$933	$747
US GAAP Mineral Properties	$4,692	$4,512	$140	$0	$0

*

The Company has revised its US GAAP results for the fiscal years 2006 and 2005 to reflect the application of the change in accounting policy pursuant to the Emerging Issues Task Force No. 04-02.

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

The geotechnical drill program commenced on the proposed waste management site and plant site included drilling 14 short geotechnical and condemnation drill holes, and 35 test pits. The purpose of the drill holes is to test the foundations of the waste retaining dam, to test the foundations for the plant site, and to monitor ground water. Standard Penetrometer Testing (“SPT”) was used for overburden intervals and Packer Testing for rock foundations. Soil samples for laboratory geotechnical tests were collected from the SPT process. The primary purpose of the test pits is to test waste dam, plant site and waste conveyor foundation and slope stability. Another purpose of the test pits is to determine locations of potential construction material, i.e. till, sand, or gravel. One geotechnical drill hole was drilled in the proposed open pit to monitor groundwater quality in the mineralized zone and two drill holes were drilled downstream of the waste management site to monitor groundwater quality.

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

US GAAP Restatement

a)

The Company has restated its reported results under United States GAAP for fiscal 2006 and 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Previously, the Company adopted the provisions of EITF 04-02 for fiscal 2006.  The Company has determined that the provisions of EITF 04-02 should have been adopted for fiscal 2005.

(b)

The Company had also previously restated its reported results under United States GAAP for fiscal 2005 to properly account for the reconciliation of Canadian GAAP to United States GAAP.  Previously, the Company had not adjusted back the $250,000 of mineral property interest costs written off for Canadian GAAP purposes that for United States GAAP purposes had already been written off in prior fiscal years.

The effect of the restatements for United States GAAP purposes was an increase in mineral property interests at January 31, 2006 of $4,512,500 and a reduction of deficit of $4,512,500; a reduction in loss for the year ended January 31, 2005 of $4,762,500; an increase in mineral property interests at January 31, 2005 of $4,512,500 and a reduction of deficit of $4,512,500.

In addition, such restatements reduced loss per common share for fiscal 2005 on a basic and fully diluted basis by $0.83.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

June 2006	$5.95	$5.00	$5.10
May 2006	$8.72	$4.95	$5.00
April 2006	$8.11	$5.70	$8.11
March 2006	$6.00	$4.25	$5.75
February 2006	$4.62	$3.95	$4.50
January 2006	$4.75	$3.90	$4.40

Three Months Ended 4/30/06	$8.11	$3.95	$8.11
Three Months Ended 1/31/06	$4.75	$3.68	$4.40
Three Months Ended 10/31/05	$4.10	$3.40	$4.00
Three Months Ended 7/31/05	$4.00	$3.20	$3.50

Three Months Ended 4/30/05	$4.05	$3.65	$4.00
Three Months Ended 1/31/05	$4.20	$3.70	$3.86
Three Months Ended 10/31/04	$4.75	$3.80	$4.24
Three Months Ended 7/31/04	$4.50	$3.55	$3.99

Three Months Ended 4/30/04	$5.00	$3.75	$4.49
Three Months Ended 1/31/04	$4.50	$3.05	$4.50
Three Months Ended 10/31/03	$3.90	$2.70	$3.75
Three Months Ended 7/31/03	$4.00	$3.20	$3.34

Fiscal Year Ended 1/31/06	$4.75	$3.20	$4.40
Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86
Fiscal Year Ended 1/31/04	$4.50	$2.70	$4.50
Fiscal Year Ended 1/31/03	$6.15	$3.20	$4.00
Fiscal Year Ended 1/31/02	$4.25	$1.97	$3.63

Table No. 12 lists, as of 7/15/06, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
82,500	$4.25	October 12, 2006
77,030	$4.15	January 7, 2007
228,000	$4.15	March 11, 2007
520,450	$4.00	December 2, 2007
970,200	$4.50	April 11, 2008

1,878,180 Warrants Outstanding

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

Audited Financial Statements

Independent Auditors Report, dated April 12, 2006 (except for Note 15, which is as of December 12, 2006)

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 12, 2006 (except as to Note 15 which is as of December 12, 2006)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances when there is a restatement that has a material effect on the comparability of the Company’s financial statements such as the restatements described in Note 17, or when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 12, 2006 (except as to Note 15 which is as of December 12, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions or require a reference to such restatements in the auditors' report when they are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 12, 2006 (except as to Note 15 which is as of December 12, 2006)
A Member of SC INTERNATIONAL 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6 Telephone (604) 687-0947 Fax (604) 687-6172

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

15.

CONTINGENCY

Subsequent to year end, an optionor of the Hearne Hill property (Note 3) which adjoins the Company’s Morrison property has filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The amount of the claim has not been identified.  Management of the Company has indicated that it intends to defend the legal action.  The Company is of the view that the optionor has no right whatsoever to the Morrison property.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.  The Company has filed a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.

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

#

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

2006 Restated				2005 Restated
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 532,314	$ -	$ 532,314	$ 782,028	$ -	$ 782,028
Mineral property interests	4,832,500	(140,000)	4,692,500	5,698,500	(1,186,000)	4,512,500
Deferred exploration costs	7,137,683	(7,137,683)	-	12,373,828	(12,373,828)	-
Property and equipment	54,564	-	54,564	18,223	-	18,223
Reclamation deposits	118,600	-	118,600	72,500	-	72,500

	$ 12,675,661	$ (7,277,683)	$ 5,397,978	$ 18,945,079	$ (13,559,828)	$ 5,385,251

Current liabilities	$ 521,075	$ -	$ 521,075	$ 1,238,202	$ -	$ 1,238,202
Long term liabilities	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Shareholders' equity	10,654,586	(7,277,683)	3,376,903	16,206,877	(13,559,828)	2,647,049

	$ 12,675,661	$ (7,277,683)	$ 5,397,978	$ 18,945,079	$ (13,559,828)	$ 5,385,251

#

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2006	2005 Restated	2004

Loss for the year, Canadian GAAP	$ (8,883,273)	$ (902,759)	$ (327,241)
Adjustments:
Write-off of mineral property interests and deferred exploration costs	7,851,288	250,000	10,735
Mineral property interests	(100,000)	(100,000)	(100,000)
Deferred exploration costs	(1,469,143)	(784,093)	(904,720)
Contributed executive services	(39,000)	(38,500)	(39,000)

Loss for the year, United States GAAP	$ (2,640,128)	$ (1,575,352)	$ (1,360,226)

Basic and diluted loss per common share, United States GAAP	$ (0.42)	$ (0.28)	$ (0.27)

Weighted average number of common shares outstanding, United States GAAP	6,320,955	5,714,090	5,087,736

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2006	2005 Restated	2004

Net cash provided by (used in) operating activities,
Canadian GAAP	$ (622,218)	$ (498,314)	$ 40,164
Amortization	4,006	2,971	4,245
Mineral property interests and deferred exploration costs (net of recovery)	(1,271,052)	(784,093)	(904,720)
Exploration advances	192,237	46,000	2,000

Net cash used in operating activities, Unites States GAAP	(1,697,027)	(1,233,436)	(858,311)

Net cash provided by financing activities, Canadian GAAP
and Unites States GAAP	1,733,225	2,656,762	828,411

- Continued -

#

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows (cont'd…)

	2006	2005 Restated	2004
Continued...

Net cash used in investing activities, Canadian GAAP	(1,170,015)	(1,735,122)	(865,414)
Mineral property interests and deferred exploration costs (net of recovery)	1,018,559	760,122	896,558
Exploration advances	56,250	(25,000)	1,917
Net cash provided by (used in) investing activities,
Unites States GAAP	(95,206)	(1,000,000)	33,061

Change in cash and cash equivalents during the year	(59,008)	423,326	3,161

Cash and cash equivalents, beginning of year	443,754	20,428	17,267

Cash and cash equivalents, end of year	$ 384,746	$ 443,754	$ 20,428

Restatements

a)

The Company has restated its reported results under United States GAAP for fiscal 2006 and 2005 to properly account for the application of Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”.  Previously, the Company adopted the provisions of EITF 04-02 for fiscal 2006.  The Company has determined that the provisions of EITF 04-02 should have been adopted for fiscal 2005.

b)

The Company had also previously restated its reported results under United States GAAP for fiscal 2005 to properly account for the reconciliation of Canadian GAAP to United States GAAP.  Previously, the Company had not adjusted back the $250,000 of mineral property interest costs written off for Canadian GAAP purposes that for United States GAAP purposes had already been written off in prior fiscal years.

The effect of the restatements for United States GAAP purposes was an increase in mineral property interests at January 31, 2006 of $4,512,500 and a reduction of deficit of $4,512,500; a reduction in loss for the year ended January 31, 2005 of $4,762,500; an increase in mineral property interests at January 31, 2005 of $4,512,500 and a reduction of deficit of $4,512,500.

In addition, such restatements reduced loss per common share for fiscal 2005 on a basic and fully diluted basis by $0.83.

The restatements under United States GAAP had no effect on the Company’s primary financial statements and related notes prepared in accordance with Canadian GAAP (other than Note 17.)

#

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, as discussed above, effective for the fiscal year ended January 31, 2005, the Company capitalizes costs related to the acquisition of mineral rights.

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

#

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

#

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

Pacific Booker Minerals

Registrant

Dated: December 21, 2006	Signed: /s/ Gregory Anderson
Gregory Anderson President and CEO

#