Form 20-F
period 2007-01-31
Pacific Booker Minerals Inc.
filed 2007-07-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           8,810,939

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Chairman and Director	2773 Coyote Place, Millers Pond Whistler, B.C. V0N 1B2

Gregory R. Anderson	President, CEO and Director	7608 East Cliff Rose Trail, Gold Canyon, AZ 85218

Ruth Swan	Chief Financial Officer	#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

John Joseph Plourde	Director	#1702 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Erik Tornquist	Director	#1702 – 116 Alberni Street, Vancouver, B.C. V6E 3Z3

Mark Gulbrandson	Director	P.O. Box 240299 Apple Valley, MN 55124

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended January 31, 2007, 2006, and 2005 were derived from the financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Annual Report. The financial statements for the years ended January 31, 2004 and 2003 were also audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/07	1/31/06	1/31/05	1/31/04	1/31/03

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($1,365)	($8,883)	($903)	($327)	($302)
Net Income (Loss) Per Share	($0.17)	($1.41)	($0.16)	($0.06)	($0.06)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	8,142	6,320	5,714	5,087	4,694
Working Capital	$3,748	$11	($456)	$166	$490
Mineral Properties	$14,278	$11,970	$18,072	$12,925	$11,932
Long-Term Debt	Nil	$1,500	$1,500	$0	$0
Shareholder’s Equity	$18,194	$10,654	$16,207	$13,190	$12,523
Total Assets	$18,677	$12,675	$18,945	$13,649	$12,865

US GAAP Net Loss	($3,712)	($2,640)	($1,575)	($1,360)	($1,759)
US GAAP Loss Per Share	($0.46)	($0.42)	($0.28)	($0.27)	($0.37)
US GAAP Wtg. Avg. Shares	8,142	6,320	5,714	5,087	4,694
US GAAP Equity	$8,608	$3,376	$2,647	$264	$591
US GAAP Total Assets	$9,091	$5,397	$5,385	$724	$933
US GAAP Mineral Properties	$4,692	$4,692	$4,512	$140	$0

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/07	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

Three Months Ended 6/30/07		$1.16	$1.06	$1.06
Three Months Ended 3/31/07		$1.19	$1.15	$1.15
Three Months Ended 12/31/06		$1.17	$1.12	$1.17
Three Months Ended 9/30/06		$1.14	$1.11	$1.12

Three Months Ended 6/30/06		$1.17	$1.10	$1.12
Three Months Ended 3/31/06		$1.17	$1.13	$1.17
Three Months Ended 12/31/05		$1.20	$1.15	$1.17
Three Months Ended 9/30/05		$1.22	$1.15	$1.18

Three Months Ended 6/30/05		$1.27	$1.22	$1.23
Three Months Ended 3/31/05		$1.26	$1.20	$1.21
Three Months Ended 12/31/04		$1.27	$1.18	$1.20
Three Months Ended 9/30/04		$1.34	$1.26	$1.26

June 2007		$1.07	$1.06	$1.06
May 2007		$1.11	$1.07	$1.07
April 2007		$1.16	$1.11	$1.11
March 2007		$1.18	$1.15	$1.15
February 2007		$1.19	$1.16	$1.17
January 2007		$1.19	$1.16	$1.19

The exchange rate was $1.06 on June 30, 2007.

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

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects.  The Company is currently preparing a Full Feasibility Study at its Morrison project which may require additional financing to complete. If the Feasibility Study is positive, the Company will require further financing to develop the Morrison project and to place it into commercial production.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2007, the end of the Company’s most recent fiscal year, the Company had a deficit of $15,103,853. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares and convertible debt instruments. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through July 31, 2009. The terms of rent are as follows:

February 1, 2007 to January 31, 2008	$61,300
February 1, 2008 to January 31, 2009	$62,774
February 1, 2009 to July 31, 2009	$15,816

The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2007, the end of the most recent fiscal year, there were 8,810,939 common shares issued and outstanding.

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

In October 1997, the Company optioned the adjacent Morrison Property from Noranda (now Falconbridge Ltd., a unit of Xstrata Plc.). The Noranda option agreement allows the Company to earn a 50% interest in the Morrison Property upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study. If Noranda decides not to proceed with development of the Morrison Property, the Company can acquire a 100% interest (subject to a 3% NSR) in the property. The Company has met the expenditure requirement under the Noranda agreement.

In April 2004, the Company announced that it had signed a purchase agreement with Noranda on the Morrison property whereby Pacific Booker can acquire a 100% interest in the property by paying Noranda $3,500,000 cash over 36 months and issuing to Noranda 250,000 common shares and 250,000 warrants, as well as 250,000 additional common shares upon commencement of commercial production. The Company’s final cash payment of $1,500,000 was due to Falconbridge Ltd., the successor company to Noranda, on or before April 17, 2007. In September 2006, the final cash payment was made to Falconbridge, minus a $50,000 discount for early payment.

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

Hearne Hill/Morrison Project

The Hearne Hill/Morrison Project consists of two adjacent properties, Hearne Hill and Morrison. The Project is a copper/gold exploration project and cover an area of approximately 65 square kilometers in British Columbia, Canada. The Company has a 100% interest in the Hearne Hill property, subject to a 4% NSR, while Morrison is subject to a purchase agreement between the Company and Falconbridge where the Company can acquire a 100% interest in the Morrison property. Under the acquisition agreement, the Company has made all the required cash payments to Falconbridge, and is only required to issue Falconbridge 250,000 additional common shares upon commencement of commercial production.

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

Mineral Claims and Land Title

The Morrison Property is represented by the Erin #1 mineral claim which is covered under the Mineral Tenure Act of British Columbia (“Mineral Tenure Act”). The Company is acquiring the Morrison Property from Falconbridge Ltd, and has completed all the required cash payments under the agreement and must issue an additional 250,000 common shares to Falconbridge upon commencement of commercial production. The Claim is 500 hectares in size is in good standing until September 15, 2016.

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

Hearne Hill Agreement

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

During fiscal 2007, the Company was named in an action filed with the British Columbia Supreme Court by Lorne Spence, one of the original optionors of the Hearne Hill property. Mr. Spence’s action seeks the return of certain mineral claims, or unspecified damages in the alternative.  Mr. Spence also sought to include the return of the Company’s Morrison property as part of the suit. In June 2007, the Supreme Court of British Columbia dismissed the application to include the Morrison property. The lawsuit regarding the return of the Hearne Hill property is continuing, and the Company is vigorously defending the action. Pacific Booker has also filed a counterclaim for $55,356 for breach of contract.

Morrison Agreement

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

In April 2004, the Company announced that it had signed a new purchase agreement with Noranda Inc. (now Falconbridge Inc., a unit of Xstrata Plc.) regarding the Morrison Property which would replace the original agreement signed in October 1997 as described above. Under the agreement, the Company would acquire a 100% interest in the project from Noranda in exchange for the payment of $3,500,000 cash and issuance of 250,000 common shares and 250,000 common share purchase warrants under the following schedule:

Cash Amount	Due Date of Payment

$1,000,000	Within 60 days of signing the Agreement (Paid)
$1,000,000	18 months from the date of the signing of the Agreement (Paid)
$1,500,000	36 months from the date of the signing of the Agreement (Paid)

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

The final cash payment of $1,500,000 was due to Falconbridge on or before April 19, 2007. In September 2006, the Company satisfied this payment by paying Falconbridge $1,450,000 after negotiating a $50,000 early payment discount.  In addition to the cash payments, the Company issued 250,000 common shares and 250,000 warrants exercisable until June 5, 2006 at an exercise price of $4.05.

During 2005, Noranda amalgamated with Falconbridge and continued as Falconbridge Limited. In August 2006, Falconbridge was acquired by Xstrata Plc. There were no changes to the Company’s agreement with Noranda/Falconbridge as a result of either merger

Regional Geology

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

Prior Exploration Work by Pacific Booker

In December 1992, Pacific Booker optioned the Hearne Hill property. In 1993, the Company began its exploration at Hearne Hill with a magnetometer survey, geological mapping, trenching and follow-up percussion drilling. From 1993 to 1997, the Company completed several phases of exploration on the property, including drilling 143 diamond drill holes. The Company was successful in discovering the higher-grade Chapman and Bland zones, as well as the lower grade porphyry envelope. In 1997, the Company engaged Giroux Consultants to prepare a preliminary resource estimate for the project. Additional drilling will be necessary in order to upgrade the indicated resource to the Proven category for a feasibility study. Since 1997, Pacific Booker has concentrated most of its exploration efforts on the adjacent Morrison property. Because the Company is currently focused on the feasibility study at Morrison and the Hearne Hill resource has not been determined to be economic, management wrote down the remaining value of the Hearne Hill property during the fiscal year ended January 31, 2006 but retains its interest in the property.

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

Beacon Hill completed a draft of a Preliminary Assessment Report on the feasibility of the claims, and work is continuing to bring the draft report to the Final Feasibility Report. During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

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

During fiscal 2007,  work continued on the full Feasibility Study. The following consulting firms have been retained to perform these specific work programs as part of the Feasibility Study.

•

Wardrop Engineering Inc – to complete the Feasibility Study.

•

Geo-Sim Services Inc – to update the 43-101 compliant Resource Estimate.

•

Nilsson Mine Services – to update the Open Pit Optimization and schedule.

•

Rescan Environmental Services Ltd. – to complete the Environmental Assessment.

•

SGS Canada Inc. – to complete the grinding and floatation test work and circuit design.

•

Klohn Crippen Burger Ltd. – to complete the Geotechnical Engineering and Design for tailings and waste rock management, surface water management and infrastructure foundation design.

Work performed during the year included:

•

Commenced work on the Open Pit Optimization. This work includes mine plan, resource reserves, mill size, equipment requirements, equipment costs, and haulage costs.

•

Feasibility level Open Pit Geo-technical investigations, to provide the geo-technical information required for the feasibility level open pit slope design;

•

Feasibility level Open Pit Slope Design, to determine the steepest practical slope angles for the open pit mine;

•

Waste Management Site and Plant Site Geo-technical Investigations, to provide geo-technical information for the design of the Waste Management Facility and the proposed plant.

•

Completed a waste management site alternative study.

•

Geo-chemical analysis of geologic samples for Acid Base Accounting and assaying of samples for molybdenum.

•

Commenced with metallurgical (grindability) testing.

•

Additional Environmental Baseline Studies.

•

Continued to develop the Decommissioning, Reclamation, and Closure Plan.

•

Continued work to complete an NI 43-101 compliant Resource Estimate.

In April 2007, the updated Resource Estimate for the Morrison project was completed by Geosim Services Ltd. and filed. The estimate was prepared using a cut-off grade of 0.3% Equivalent Copper. The copper equivalent was calculated using relative recovery and metal prices of $1.78/lb copper, $465/oz gold, and $10/lb molybdenum. Composited intervals from 98 drill holes representing 22,982 meters of core were used in the block model estimation. Block size was 20x20x12 meters and grade estimation was carried out by the ordinary kriging using 6 meter downhole drill composites. Gold grades were capped at 1.5 g/t prior to compositing.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

		Average Grade				Contained Metal
Class	Tonnes	Cu EQ (%)	Cu (%)	Au (g./t)	Mo (%)	Cu (lb) 000,000’s	Au (oz) 000’s	Mo (lb) 000’s

Measured	96,516	0.47	0.40	0.20	0.004	851.13	614.4	8,511
Indicated	110,353	0.46	0.39	0.20	0.005	936.66	691.8	12,164

Total Measured/ Indicated	206,869	0.46	0.39	0.20	0.005	1,787.78	1,306.3	20,676

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

		Average Grade				Contained Metal
Class	Tonnes	Cu EQ (%)	Cu (%)	Au (g./t)	Mo (%)	Cu (lb) 000,000’s	Au (oz) 000’s	Mo (lb) 000’s

Inferred	56,524	0.47	0.40	0.21	0.005	494.72	374.4	6,231

Work on the full Feasibility Study, for which this resource estimate is to be the basis, and the environmental assessment, is continuing in Fiscal 2008. The environmental assessment will be used to apply for a mining permit for the construction, operation and maintenance, and decommission and reclamation of an open-pit mine at the Morrison property, which, if the Feasibility Study is favorable, will led to the detailed engineering and construction of the mine. The Company estimates it will spend $3,500,000 on work on the Morrison project in Fiscal 2008 ended January 31, 2008.

For the fiscal year ended January 31, 2007, the Company incurred $2,308,174 in expenditures on the Morrison property.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 17 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.18 as of January 31, 2007.

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

Results of Operations

Year Ended 1/31/2007 vs. Year Ended 1/31/2006

During the year, the Company continued work on the feasibility study on the Morrison project. Work included pit design and optimization studies, metallurgical testing, environmental studies, as well as to update mineral resource estimates.

The net loss for the year ended January 31, 2007 was ($1,365,664), or ($0.17) per share, compared to a loss of ($8,883,273), or ($1.41) per share, in the year ended January 31, 2006. The higher loss in the prior year included the write-off of the acquisition and deferred exploration on the Hearne Hill property of ($7,851,288) as the Company focused its current work on the Morrison property. The current year’s General and Administrative Expense totaled ($1,504,800) compared to ($1,045,363) in the prior year. Higher expenses included Director’s fees of ($14,000) compared to zero, as the Company began compensating its independent directors for attendance at board at committee meetings; Investor Relations fees rose to ($73,140) from ($43,658), Investor Relations – Related party increased to ($246,124) from ($119,279), and Shareholder Information and Promotion rose to ($117,964) from ($44,249), as the Company increased its investor relations activities for fund raising; Filing and Transfer Agent Fees increased to ($62,261) from ($30,131), which was related to the cost of the Company’s Private Placement; Office and Miscellaneous increased to ($77,615) from ($61,850) due to increased office activity; Office Rent rose to ($67,930) from ($58,848) due to higher rental rates on the head office; Professional Fees totaled ($151,792) compared to ($104,044) in the prior year due to higher legal fees related to the Hearne Hill property lawsuit; Stock-based Compensation rose to ($587,478) from ($417,757) related to the issuance of common stock options under the Company’s Stock Option Plan; and the Company recorded a Gain on Settlement of Debt of $50,000 in the current year as management was able to negotiate a discount on the debt owed to Falconbridge for the Morrison Property acquisition for early payment. Interest Income was $139,136 compared to $13,378 in the prior year, with the increase related to higher cash balances in the current fiscal year.

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

Liquidity and Capital Resources

The Company’s working capital position as of the end of the most recent fiscal year at January 31, 2007 was $3,748,025. Subsequent to the year end, the Company issued 422,700 common shares pursuant to the exercise of warrants for proceeds of $1,784,250 and issued 83,000 common shares pursuant to the exercise of stock options for proceeds of $365,800. Combined with working capital as of January 31, 2007, the funds raised by the exercises of options and warrants are expected to be sufficient for the fiscal 2008 budgeted amounts for the ongoing Feasibility Study on the Morrison project and fiscal 2008’s General and Administrative expenses.

In August 2006, the Company completed the non-brokered private placement of 500,000 common share units at a price of $5.00 per unit, which was increased from the previously announced 300,000 common share units. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share a price of $6.00 until July 28, 2008. The proceeds from this placement were used for the final cash payment of $1,500,000 (amended to $1,450,000 due to the negotiation of a $50,000 pre-payment discount) due to Falconbridge Limited for the acquisition of the Morrison property, with the remainder used for general working capital, including the Morrison Feasibility Study.

The Company currently has sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2008. The Company has no cash flow from operations. Additional funds will be required for fiscal 2009. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the feasibility study, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2003	Private Placement	95,000	$ 4.00	$ 380,000
	Private Placement	137,500	4.00	550,000
	Private Placement	80,500	5.25	422,625
	Private Placement	10,000	3.75	37,500

2004	Private Placement	127,186	$ 4.00	$ 508,744

2005	Private Placement	300,000	$ 3.85	$ 1,155,000
	Private Placement	23,000	4.00	92,000
	Private Placement	115,000	4.00	460,000
	Private Placement	82,500	4.00	330,000
	Private Placement	77,030	4.15	319,674

2006	Private Placement	228,000	$ 4.15	$ 946,200
	Private Placement	520,450	$ 4.00	2,081,800

2007	Private Placement	970,200	$ 4.00	$ 3,880,800
	Private Placement	500,000	$ 5.00	$ 2,500,000

Year Ended January 31, 2007

The Company’s working capital as of January 31, 2007 totaled $3,748,025. Operating Activities used cash of ($992,627). In addition to the year’s net loss of ($1,365,664), other non-cash charges included Stock-based Compensation of $587,478, Amortization of $15,928, and Loss on Asset Disposal of $3,786. The Company also had the non-cash charge of Gain on Settlement of Debt of ($50,000) related to the discount for prepayment of the debt paid to Falconbridge for the final Morrison Property payment. Receivables increased by $(98,494), while Prepaids and Deposits rose by ($113,795), Accounts Payable increased ($9,781) and Amounts Owing to Related Parties rose by $18,353. Investing Activities used cash of ($2,300,297). Mineral Property Interests and Deferred Exploration Costs used cash of ($2,282,049), Proceeds from Sale of Equipment provided cash of $467, and Purchase of Property and Equipment used cash of ($18,715). Financing Activities provided cash of $6,868,225, with Issuance of Capital Stock providing cash of $8,318,225 Repayment of Long-Term Debt used cash of ($1,450,000) which was the final cash payment to Falconbridge under the Morrison acquisition agreement.

During the year, the Company issued 2,008,700 common shares. 970,200 were issued pursuant to a private placement at $4.00 per unit, with each unit consisting of one common share and one common share purchase warrant, for proceeds of $3,880,800; 500,000 common shares were issued pursuant to a private placement of units at $5.00 per unit for proceeds of $2,500,000, with each unit consisting of one share and one common share purchase warrant. The Company also issued 526,500 common shares pursuant to the exercise of common stock warrants for proceeds of $2,157,425, and issued 12,000 common shares pursuant to the exercise of common stock options for proceeds of $60,000.

Year Ended January 31, 2006

The Company’s working capital as of January 31, 2006 totaled $11,239. Operating Activities used cash of ($622,218), with the year’s net loss of ($8,883,273) including the non-cash write-off of Mineral Property Interests and Deferred Exploration Costs of 7,851,288. Other non-cash charges included Stock-based Compensation of $417,757 and Amortization of $8,759. Receivables decreased by $69,535, while Prepaids and Deposits rose by ($14,816), Accounts Payable decreased ($77,678) and Amounts Owing to Related Parties rose by $6,210. Investing Activities used cash of ($1,170,015). Mineral Property Interests and Deferred Exploration Costs used cash of ($1,018,559), Exploration Advances used cash of ($56,250), Reclamation Deposits used cash of ($46,100), and Purchase of Property and Equipment used cash of ($49,106). Financing Activities provided cash of $1,733,225; Issuance of Capital Stock provided cash of $2,453,225 and Share Subscriptions Received in Advance providing cash of $280,000. Repayment of Long-Term Debt used cash of ($1,000,000) which was a payment to Falconbridge under the Morrison acquisition agreement.

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

US GAAP Reconciliation with Canadian GAAP

Mineral Property Interests and Deferred Exploration Costs

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

Flow-Through Common Shares

Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, any difference between the market price of the Company’s stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares as a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach. The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-based Compensation” on February 1, 2003. The Company’s results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006. Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method. Accordingly, there is no difference between Canadian GAAP and US GAAP in the accounting for stock-based compensation in the years ended January 31, 2007, 2006, and 2005.

Contributed Executive Services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB S:T, the Company is required to report all costs of conducting its business. Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expenses, with a corresponding increase to contributed surplus.

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2007, particularly Note 17, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 17 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.18 as of January 31, 2007.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

Under the Agreement with Noranda (now Falconbridge Ltd., a unit of Xstrata Plc.) dated April 19, 2004, the Company is obligated to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Falconbridge on or before commencement of commercial production. If at the time of issuance the Company’s common share price is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the value of the 250,000 common shares issued. This amount is figured by the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

Tabular Disclosure of Contractual Obligations

The Company currently owns a 50% interest in the Morrison Property and is acquiring a further 50% interest from Falconbridge Ltd. under an agreement dated April 19, 2004. The Company’s remaining contractual obligation to Falconbridge is to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Falconbridge on or before commencement of commercial production as discussed under “Off-balance Sheet Arrangement” above.

The Company leases its Vancouver office,  which runs through July 31, 2009. The Company also leases a vehicle which runs until January 31, 2010.

Table No. 5

Contractual Obligations

As of February 1, 2007

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$174,326	$72,451	$101,875	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 6/25/07 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual and Extra-Ordinary General Meeting of Shareholders held on June 25, 2007, all the Directors were reelected for the next year. All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	51	June 24, 2005
William Deeks	72	March 17, 1997
Mark Gulbrandson	54	June 24, 2005
John J. Plourde	62	December 30, 1999
Dr. Dennis Simmons	55	November 29, 2006
Erik Tornquist	49	June 24, 2005
William F. Webster	63	June 24, 2005

Table No. 6 lists, as of 6/25/07, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	51	June 24, 2005
Ruth Swan	Chief Financial Officer	50	April 20, 2006

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

Dr. Dennis Simmons is Dentist in private practice, General Dentistry. He received his BS, D.D.S from the University of Minnesota in 1972. He is a member of the American Dental Association, Academy of General Dentistry, American Academy of Cosmetic Dentistry, American Academy of Implant Dentistry, International Congress of Oral Implantology, and Academy of Laser Dentistry. Dr. Simmons spends approximately 5% of his time on the Company’s affairs.

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

At the Company’s Annual and Extra-Ordinary General Meeting of Shareholder’s held on June 25, 2007, shareholders approved the adoption of the Company’s new Stock Option Plan (the “Plan”). The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers. The Plan is discussed in ITEM #10, "Stock Options".

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2007 2006 2005	None None None	35,000 None 75,000	None None None	$125,624 (1) $ 41,279 None

William Deeks Chairman and Director	2007 2006 2005	None None None	22,000 50,000 50,000	$4,500 None None	None None None

Ruth Swan, Chief Financial Officer	2007	None	50,000	None	$ 29,205 (2)

Michael Mews Former Chief Financial Officer and Corporate Secretary	2007 2006 2005	None None None	None 38,000 10,000	None None None	$ 23,000 (3) $ 26,556 None

John Plourde, Director	2007 2006 2005	None None None	35,000 None 105,000	None None None	$120,000 (4) $ 78,000 $ 78,000

Mark Gulbrandson, Director	2007 2006	None None	22,000 100,000	$4,500 None	None None

Dr. Dennis Simmons, Director	2007	None	100,000	$ 500	None

Erik Tornquist, Director	2007 2006	None None	35,000 100,000	None None	$ 77,050 (5) $ 43,125

William Webster, Director	2007 2006	None None	22,000 100,000	$4,500 None	None None

Chris Sampson, Former President	2007 2006 2005	None None None	None None 76,000	None None None	$ Nil $ 25,800 (6) $ 57,800

J. Paul Stevenson, Former Chief Executive	2007 2006 2005	None None None	None None 125,000	None None None	None $ 23,200 (7) $ 78,800

Perry Munton Former CFO	2007 2006 2005	None None None	None None 75,000	None None None	None $ 3,800 (8) $ 22,050

Shelley Hallock, Former Director	2005	None	50,000	None	None

Barbara Hilton, Former Director	2005	None	50,000	None	None

(1)

The “Other Compensation” for Gregory Anderson, President and CEO, is for investor relations services performed for the Company.

(2)

The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.

(3)

The “Other Compensation” for Michael Mews, former Chief Financial Officer and Corporate Secretary, is for consulting services.

(4)

The “Other Compensation” listed for John Plourde, Director, relates to investor relations work performed for the Company.

(5)

The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project.

(6)

The “Other Compensation” listed for Chris Sampson, former President, relate to consulting engineering work conducted by both by Sampson Engineering, which is 100% owned by Chris Sampson.

(7)

The “Other Compensation” listed for J. Paul Stevenson, former President, relates to consulting fees related to government relations and field work.

(8)

The “Other Compensation” listed for Perry Munton, former CFO, is for payments for accounting services to Smythe Ratcliffe, Chartered Accountants, of which Perry Munton is a partner.

No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has three employees and 2 executive officers. The Company’s employees are a Technical Support Assistant in the Vancouver office who provides clerical assistance for operations and maintains project technical files and correspondence files; an Investor Relations employee who maintains the website, email contact lists, and shareholder relations, and a Mining Engineer in Vancouver and the Project site who provides technical and engineering support.

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

Table No. 9 lists, as of 6/25/2007, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	319,475	3.35%
Common	Ruth Swan (2)	68,708	0.73%
Common	William Deeks (3)	170,750	1.81%
Common	Mark Gulbrandson (4)	422,350	4.48%
Common	John Plourde (5)	449,707	4.69%
Common	Dennis Simmons (6)	621,324	6.54%
Common	Erik Tornquist (7)	167,395	1.77%
Common	William Webster (8)	267,660	2.84%

	Total Directors/Officers	2,487,369	23.67%

(1)

Of these shares, 221,875 represent currently exercisable share purchase options. An additional 13,125 options have been granted but not yet vested.

(2)

Of these shares, 57,500 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested. 1,000 of these shares are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 113,750 represent currently exercisable share purchase options. An additional 8,250 options have been granted but not yet vested. 17,000 of these shares are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 102,750 represent currently exercisable share purchase warrants. An additional 8,250 options have been granted but not yet vested.

(5)

Of these shares, 261,875 represent currently exercisable share purchase options. An additional 13,125 options have been granted but not yet vested.

(6)

Of these shares, 37,500 represent currently exercisable share purchase options. An additional 62,500 options have been granted but not yet vested. 146,250 of these shares are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 121,875 represent currently exercisable share purchase options. An additional 13,125 options have been granted but not yet vested.

(8)

Of these shares, 113,750 represent currently exercisable share purchase options. An additional 8,250 options have been granted but not yet vested.

.

#   Based upon 9,316,639 shares outstanding as of 6/25/07 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 4 committees. These are the Audit and Finance Committee, the Corporate Governance Committee, the Disclosure Committee, and the Compensation Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the CFO as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of William Deeks, Mark Gulbrandson, Dennis Simmons, and William Webster.

The Corporate Governance Committee identifies individuals qualified to become board members, recommend director nominees for each annual meeting, recommend to the Board a set of corporate governance standards in the conduct and the business and affairs of the Company, and develop and oversee the annual Board and Board Committee evaluation process. The Committee shall consist of at least 2 Directors, and currently consists of William Deeks, Mark Gulbrandson, Dennis Simmons, and William Webster.

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

The Compensation Committee recommends and reviews the amount of compensation paid to management and directors. The Committee also administers the equity compensation plans and proposes the granting of incentive stock options for review and approval by the Board. The Committee prepares the report on annual compensation for the proxy statement and any other report required by law. The Compensation Committee currently consists of William Deeks, Mark Gulbrandson, Dennis Simmons, and William Webster.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one person/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/25/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Dennis Simmons (1)	621,324	6.54%

(1)

Of these shares, 37,500 represent currently exercisable share purchase options. An additional 62,500 options have been granted but not yet vested. 146,250 of these shares are represented by currently exercisable share purchase warrants.

Based on 9,316,639 shares outstanding as of 6/25/2007 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $125,624 (2006 - $41,279; 2005 - $Nil) for investor relations activities.

Erik Tornquist, Director, was paid $77,050 (2006 - $41,750; 2005 - $Nil) for consulting services on the Morrison Project. He was also paid $Nil (2006 - $1,375; 2005 - $Nil) for general consulting services.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $19,604 (2006 - $Nil; 2005 - $Nil) as an Administrative Assistant.

John Plourde, Director, was paid $120,500 (2006 - $78,000; 2005 - $78,000) for Investor Relations activities.

Michael Mews, former Chief Financial Officer and Corporate Secretary, was paid $Nil (2006 - $2,400; 2005 - $Nil) for consulting work related to the Morrison project. He was also paid $23,000 (2006 - $24,156; 2005 - $Nil) for general consulting work.

J. Paul Stevenson, Former Chief Executive Officer and Director, was paid $Nil (2006 - $6,000; 2005 - $48,800) for consulting work related to First Nation’s and Government relations. He was paid $Nil (2006 - $17,200; 2005 - $30,000) for general consulting services related to exploration work at the Morrison Project.

Sampson Engineering, a company 100% owned by Chris Sampson, Former President and Director, was paid $Nil (2006 - $13,000; 2005 - $42,600) for consulting work related to exploration at the Morrison Project. Mr. Sampson was also paid $Nil (2006 - $12,800; 2005 - $15,200) for general consulting services related to exploration work at the Morrison Project.

Smythe Ratcliffe, Chartered Accountants, a Company for whom Perry Munton, Former Chief Financial Officer serves as a Partner, was paid $Nil (2006 – $3,800; 2005 - $22,050) for accounting services.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson and Company, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2007 other than described below:

During Fiscal 2008 to date, the Company has issued 422,700 common shares pursuant to the exercise of warrants for proceeds of $1,784,250 and issued 83,000 common shares pursuant to the exercise of stock options for proceeds of $365,800

Item 9.  Offer and Listing of Securities

As of January 31, 2007, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 9,316,639 shares issued and outstanding as of June 25, 2007.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/25/07, the shareholders' list for the Company's common shares showed 134 registered shareholders, including depositories, and 9,316,639 shares issued and outstanding. Of the total shareholders, 67 are resident in Canada holding 6,466,915 common shares representing 69.41% of the total shares outstanding; 65 shareholders are resident in the United States holding 2,809,724, or 30.16% of the total shares outstanding; and 2 shareholders are resident in other nations, holding 40,000 common shares, or 0.43% of the total shares outstanding.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

June 2007	$11.50	$9.70	$11.50
May 2007	$12.21	$9.10	$9.90
April 2007	$12.30	$9.50	$12.10
March 2007	$9.99	$7.40	$9.50
February 2007	$8.21	$7.50	$7.90
January 2007	$8.35	$7.30	$8.10

Three Months Ended 4/30/07	$12.30	$7.40	$12.10
Three Months Ended 1/31/07	$8.50	$7.05	$8.10
Three Months Ended 10/31/06	$8.80	$6.00	$7.40
Three Months Ended 7/31/06	$8.72	$4.80	$6.90

Three Months Ended 4/30/06	$8.11	$3.95	$8.11
Three Months Ended 1/31/06	$4.75	$3.68	$4.40
Three Months Ended 10/31/05	$4.10	$3.40	$4.00
Three Months Ended 7/31/05	$4.00	$3.20	$3.50

Three Months Ended 4/30/05	$4.05	$3.65	$4.00
Three Months Ended 1/31/05	$4.20	$3.70	$3.86
Three Months Ended 10/31/04	$4.75	$3.80	$4.24
Three Months Ended 7/31/04	$4.50	$3.55	$3.99

Fiscal Year Ended 1/31/07	$8.80	$3.95	$8.10
Fiscal Year Ended 1/31/06	$4.75	$3.20	$4.40
Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86
Fiscal Year Ended 1/31/04	$4.50	$2.70	$4.50
Fiscal Year Ended 1/31/03	$6.15	$3.20	$4.00

Table No. 12 lists, as of 6/25/07, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
424,450	$4.00	December 2, 2007
870,700	$4.50	April 11, 2008
494,800	$6.00	July 28, 2008

1,789,950 Warrants Outstanding

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

LEGAL PROCEEDINGS

In April 2006, the Company was served with notice that a suit was filed against the Company in the British Columbia Supreme Court for breech of contract by Lorne Spence, an original optionor of the Hearne Hill property to the Company. Mr. Spence's action seeks the return of certain mineral claims, or unspecified damages in the alternative. Mr. Spence also sought to include the return of the Company’s Morrison property as part of the suit. In June 2007, the Supreme Court of British Columbia dismissed the application to include the Morrison property. The lawsuit regarding the return of the Hearne Hill property is continuing, and the Company is vigorously defending the action. Pacific Booker has also filed a counterclaim for $55,356 for breach of contract.

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

During Fiscal 2007, the Company completed two private placements of common shares. In April 2006, the Company completed the sale of 970,200 common share units at a price of $4.00 per unit for gross proceeds of $3,880,800. Each unit consisted of one common share and one common stock purchase warrant to purchase an additional share at a price of $4.50 expiring on April 11, 2008. No finder's fee or commission were payable for this private placement. In August 2006, the Company completed the non-brokered private placement of 500,000 common share units at a price of $5.00 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share a price of $6.00 until July 28, 2008.

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

During Fiscal 2005 ended January 31, 2005, the Company sold flow-through common shares for proceeds of $25,024. No flow-through common shares were sold in fiscal 2006 or 2007, ended January 31.

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

The Plan will be administered by the Board of Directors or a committee thereof. The Board will have the authority to determine which persons to whom options are granted and the number of such options. The Board will also determine the exercise price of such options, which, subject to a minimum price of $0.10, will be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant. The term of options will be determined by the Board, but will not be more than 5 years from the date of grant. The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each option grant will vest. Currently, the vesting terms are 1/8 of the total grant will vest upon granting, and an additional 1/8 on each 3 month anniversary date.

A copy of the Plan has been filed as an exhibit to this Annual Report.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/25/2007, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	125,000 75,000 35,000	125,000 75,000 21,875	$5.00 $3.87 $5.25	July 2, 2007 October 13, 2009 June 27, 2011

Ruth Swan, Chief Financial Officer	10,000 10,000 50,000	10,000 10,000 37,500	$3.87 $4.00 $6.20	October 13, 2009 October 4, 2010 April 20, 2011

John Plourde, Director	135,000 105,000 35,000	135,000 105,000 21,875	$5.00 $3.87 $5.25	July 2, 2007 October 13, 2009 June 27, 2011

William Deeks, Director	50,000 50,000 22,000	50,000 50,000 13,750	$3.87 $4.00 $5.25	October 13, 2009 October 4, 2010 June 27, 2011

Mark Gulbrandson, Director	100,000 22,000	100,000 13,750	$4.00 $5.25	October 4, 2010 June 27, 2011

Dennis Simmons, Director	100,000	37,500	$7.00	November 29, 2011

Erik Tornquist, Director	100,000 35,000	100,000 21,875	$4.00 $5.25	October 4, 2010 June 27, 2011

William Webster, Director	100,000 22,000	100,000 13,750	$4.00 $5.25	October 4, 2010 June 27, 2011

Total Officers and Directors (8 persons)	1,081,000
Total Employees and Consultants (6 persons)	300,000
Total Officers/Directors/Employees And Consultants	1,381,000

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

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended January 31, 2007 that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company’s Audit Committee currently consists of four members, all of whom are financially literate. William F. Webster meets the requirements of “audit committee financial expert. Mr. Webster is “Independent” as defined by the rules of the American Stock Exchange.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company fiscal 2006 annual report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Davidson & Company LLP, Chartered Accountant, for each of the last two years.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2007	Fiscal Year Ended January 31, 2006

Audit Fees	$ 39,500	$ 34,500
Audit Related Fees	17,300	13,200
Tax Fees	0	0
All Other Fees	784	803
Total	$ 57,584	$ 48,503

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

Audited Financial Statements

Independent Auditors Report, dated April 8, 2007

Balance Sheets at January 31, 2007 and 2006

Statements of Operations for the years ended January 31, 2007, 2006, and 2005.

Statements of Shareholders’ Equity for the years ended January 31, 2007, 2006, and 2005.

Statements of Cash Flows for the years ended January 31, 2007, 2006, and 2005.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Copy of Stock Option Plan Copy of the Code of Ethics and Business Conduct Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2007

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Pacific Booker Minerals Inc.

We have audited the balance sheets of Pacific Booker Minerals Inc. as at January 31, 2007 and 2006 and the statements of operations, shareholders' equity and cash flows for the years ended January 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and 2006 and the results of its operations and cash flows for the years ended January 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 9, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 9, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 9, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2007	2006

ASSETS

Current
Cash	$ 3,960,047	$ 384,746
Receivables	136,690	38,196
Exploration advances	-	89,013
Prepaids and deposits	134,154	20,359

Total current assets	4,230,891	532,314

Mineral property interests (Note 3)	4,832,500	4,832,500

Deferred exploration costs (Note 4)	9,445,857	7,137,683

Property and equipment (Note 5)	49,643	54,564

Reclamation deposits	118,600	118,600

Total assets	$ 18,677,491	$ 12,675,661

- Continued -

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2007	2006

Continued…

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 440,415	$ 485,562
Amounts owing to related parties (Note 6)	42,451	35,513

Total current liabilities	482,866	521,075

Long term liabilities (Note 7)	-	1,500,000

Total liabilities	482,866	2,021,075

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
8,810,939 common shares (2006 – 6,802,239)	32,080,329	23,482,104
Share subscriptions received in advance	-	280,000
Contributed surplus (Note 8)	1,218,149	630,671
Deficit	(15,103,853)	(13,738,189)

Total shareholders’ equity	18,194,625	10,654,586

Total liabilities and shareholders’ equity	$ 18,677,491	$ 12,675,661

Nature and continuance of operations (Note 1)

Commitment (Note 13)

Contingency (Note 15)

Subsequent event (Note 16)

On behalf of the Board:

“Gregory R. Anderson”	“Ruth Swan”
Gregory R. Anderson, CEO	Ruth Swan, CFO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2007	2006	2005

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 15,928	$ 8,759	$ 3,869
Consulting fees	6,469	16,170	6,030
Consulting fees – related party (Note 9)	23,000	55,531	45,200
Directors fees	14,000	-	-
Filing and transfer agent fees	62,261	30,131	43,188
Foreign exchange loss (gain)	34,823	27,027	(50,026)
Gain on settlement of debt (Note 7)	(50,000)	-	-
Investor relations fees	73,140	43,658	34,823
Investor relations – related party (Note 9)	246,124	119,279	78,000
Loss on sale of equipment	3,786	-	-
Office and miscellaneous	77,615	61,850	37,110
Office rent	67,930	58,848	57,458
Professional fees (Note 9)	151,792	104,044	117,506
Shareholder information and promotion	117,964	44,249	21,137
Stock-based compensation (Note 8)	587,478	417,757	212,914
Telephone	15,994	15,280	12,269
Travel	50,414	42,780	50,526
Wages and benefits	6,082	-	-
Write-off of accounts payable	-	-	(31,322)
Write-off of exploration advances	-	-	20,044

Loss before other items	(1,504,800)	(1,045,363)	(658,726)

OTHER ITEMS
Interest income	139,136	13,378	5,967
Write-off of mineral property interests and deferred exploration costs	-	(7,851,288)	(250,000)

Total other items	139,136	(7,837,910)	(244,033)

Loss for the year	$ (1,365,664)	$ (8,883,273)	$ (902,759)

Basic and diluted loss per common share	$ (0.17)	$ (1.41)	$ (0.16)

Weighted average number of common shares outstanding	8,142,907	6,320,955	5,714,090

PACIFIC BOOKER MINERALS INC.

STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Price	Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2004	5,144,259		$ 16,866,929	$ 275,400	$ -	$ (3,952,157)	$ 13,190,172
Private placements	597,530	3.94	2,356,675	(275,400)	-	-	2,081,275
Exercise of stock options	15,000	2.00	30,000	-	-	-	30,000
Exercise of warrants	2,000	4.00	8,000	-	-	-	8,000
Mineral property interests	250,000	4.05	1,012,500	-	-	-	1,012,500
Share subscriptions received	-		-	574,775	-	-	574,775
Stock-based compensation	-		-	-	212,914	-	212,914
Loss for the year	-		-	-	-	(902,759)	(902,759)

Balance, January 31, 2005	6,008,789		20,274,104	574,775	212,914	(4,854,916)	16,206,877
Private placements	748,450	4.05	3,028,000	(574,775)	-	-	2,453,225
Mineral property interests	45,000	4.00	180,000	-	-	-	180,000
Share subscriptions received	-		-	280,000	-	-	280,000
Stock-based compensation	-		-	-	417,757	-	417,757
Loss for the year	-		-	-	-	(8,883,273)	(8,883,273)

Balance, January 31, 2006	6,802,239		23,482,104	280,000	630,671	(13,738,189)	10,654,586
Private placements	1,470,200	4.34	6,380,800	(280,000)	-	-	6,100,800
Exercise of stock options	12,000	5.00	60,000	-	-	-	60,000
Exercise of warrants	526,500	4.10	2,157,425	-	-	-	2,157,425
Stock-based compensation	-		-	-	587,478	-	587,478
Loss for the year	-		-	-	-	(1,365,664)	(1,365,664)

Balance, January 31, 2007	8,810,939		$ 32,080,329	$ -	$ 1,218,149	$ (15,103,853)	$ 18,194,625

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,365,664)	$ (8,883,273)	$ (902,759)
Items not affecting cash:
Amortization	15,928	8,759	3,869
Loss on asset disposal	3,786	-	-
Stock-based compensation	587,478	417,757	212,914
Gain on settlement of debt	(50,000)	-	-
Write-off of accounts payable	-	-	(31,322)
Write-off of exploration advances	-	-	20,044
Write-off of mineral property interests and deferred exploration costs	-	7,851,288	250,000

Changes in non-cash working capital items:
(Increase) decrease in receivables	(98,494)	69,535	180,377
(Increase) decrease in prepaids and deposits	(113,795)	(14,816)	21,531
Increase (decrease) in accounts payable and accrued liabilities	9,781	(77,678)	(172,487)
Increase (decrease) in amounts owing to related parties	18,353	6,210	(80,481)

Net cash provided by (used in) operating activities	(992,627)	(622,218)	(498,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	8,318,225	2,453,225	2,119,275
Share subscriptions received in advance	-	280,000	574,775
Due to related parties	-	-	(36,700)
Obligations under capital leases	-	-	(588)
Repayment of long term debt	(1,450,000)	(1,000,000)	-

Net cash provided by financing activities	6,868,225	1,733,225	2,656,762

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(2,282,049)	(1,018,559)	(1,760,122)
Exploration advances	-	(56,250)	25,000
Reclamation deposits	-	(46,100)	-
Proceeds from sale of equipment	467	-	-
Purchase of property and equipment	(18,715)	(49,106)	-

Net cash used in investing activities	(2,300,297)	(1,170,015)	(1,735,122)

Change in cash during the year	3,575,301	(59,008)	423,326

Cash, beginning of year	384,746	443,754	20,428

Cash, end of year	$ 3,960,047	$ 384,746	$ 443,754

Cash paid for income taxes	$ -	$ -	$ -
Cash paid for interest	-	-	618

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

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

	2007	2006

Working capital	$ 3,748,025	$ 11,239
Deficit	(15,103,853)	(13,738,189)

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2007 and 2006.

Mineral property interests and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

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

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from Canada Revenue Agency and from the Province of British Columbia.  As at January 31, 2007 and 2006, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2007 do not include the 2,212,650 (2006 – 1,595,980; 2005 – 974,716) warrants outstanding and the 1,471,500 (2006 – 1,113,000; 2005 – 1,135,000) stock options outstanding.

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  To the extent that the future tax liabilities created by the renunciation exceed the future tax assets available, the Company records a reduction in capital stock for the estimated tax benefits transferred to shareholders.  When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

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

2007	Hearne Hill claims, Canada	Morrison claims, Canada	Copper claims, Canada	CUB claims, Canada	Total

Balance, beginning and end of year	$ -	$ 4,832,500	$ -	$ -	$ 4,832,500

2006	Hearne Hill claims, Canada	Morrison claims, Canada	Copper claims, Canada	CUB claims, Canada	Total

Balance, beginning of year	$ 1,046,000	$ 4,652,500	$ -	$ -	$ 5,698,500

Additions
Payments	100,000	-	-	-	100,000
Capital stock issued	-	180,000	-	-	180,000

	100,000	180,000	-	-	280,000

Write-offs	(1,146,000)	-	-	-	(1,146,000)

Balance, end of year	$ -	$ 4,832,500	$ -	$ -	$ 4,832,500

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

3.

MINERAL PROPERTY INTERESTS (cont'd…)

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

Morrison claims

On April 19, 2004, the Company and Falconbridge Limited (“Falconbridge”) signed an agreement whereby Falconbridge agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 to Falconbridge (paid), issue 250,000 common shares to Falconbridge (issued) and issue 250,000 share purchase warrants to Falconbridge exercisable at $4.05 per share until June 5, 2006 (issued);

ii)

pay $1,000,000 to Falconbridge on or before October 19, 2005 (paid);

iii)

pay $1,500,000 to Falconbridge on or before April 19, 2007 (paid); and

iv)

issue to Falconbridge 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

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

JANUARY 31, 2007

3.

MINERAL PROPERTY INTERESTS (cont'd…)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.

The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.

The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

4.

DEFERRED EXPLORATION COSTS

2007	Hearne Hill claims, Canada	Morrison claims, Canada	Total

Balance, beginning of year	$ -	$ 7,137,683	$ 7,137,683

Deferred exploration costs
Additions
Amortization	-	3,455	3,455
Assays	-	1,400	1,400
Geological and geophysical	-	2,472	2,472
Staking	-	49,678	49,678
Supplies and camp	-	18,000	18,000
Travel	-	38	38
Community consultation
Geological and geophysical	-	254	254
Promotion and education	-	12,013	12,013
Sub-contracts and labour	-	14,063	14,063
Travel	-	7,616	7,616
Environmental
Assays	-	42,954	42,954
Geological and geophysical	-	132,284	132,284
Sub-contracts and labour	-	58,549	58,549
Supplies and general	-	43,360	43,360
Travel	-	2,194	2,194
Geotechnical and hydrological
Geological and geophysical	-	155,943	155,943
Supplies and general	-	385	385
Marketing factors
Sub-contracts and labour	-	1,500	1,500
Metallurgical
Assays	-	57,926	57,926
Drilling	-	404,416	404,416
Geological and geophysical	-	709,620	709,620
Sub-contracts and labour	-	161,721	161,721
Sub-contracts and labour-related parties	-	96,654	96,654
Supplies and general	-	126,608	126,608
Travel	-	23,016	23,016

Total deferred exploration costs for the year	-	2,308,174	2,308,174

Balance, end of year	$ -	$ 9,445,857	$ 9,445,857

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

4.

DEFERRED EXPLORATION COSTS (cont’d…)

2006	Hearne Hill claims, Canada	Morrison claims, Canada	Total

Balance, beginning of year	$ 6,703,221	$ 5,670,607	$ 12,373,828

Deferred exploration costs
Additions
Amortization	258	3,748	4,006
Assays	750	222	972
Geological and geophysical	-	11,735	11,735
Staking	1,059	1,011	2,070
Sub-contracts and labour	-	55,164	55,164
Sub-contracts and labour-related parties	-	3,085	3,085
Supplies and camp	-	92,615	92,615
Travel	-	15,764	15,764
Community consultation
Geological and geophysical	-	246	246
Promotion and education	-	80	80
Sub-contracts and labour	-	18,601	18,601
Sub-contracts and labour-related parties	-	5,115	5,115
Supplies and general	-	133	133
Travel	-	172	172
Environmental
Assays	-	14,144	14,144
Geological and geophysical	-	38,870	38,870
Sub-contracts and labour	-	38,442	38,442
Sub-contracts and labour-related parties	-	8,375	8,375
Supplies and general	-	4,884	4,884
Travel	-	1,451	1,451
Geotechnical and hydrological
Assays	-	2,179	2,179
Geological and geophysical	-	36,270	36,270
Sub-contracts and labour	-	5,548	5,548
Supplies and general	-	2,728	2,728
Travel		53	53
Metallurgical
Geological and geophysical	-	133,623	133,623
Sub-contracts and labour	-	188	188
Scoping/Feasibility study
Assays	-	6,503	6,503
Drilling	-	355,509	355,509
Geological and geophysical	-	214,451	214,451
Sub-contracts and labour	-	155,576	155,576
Sub-contracts and labour-related parties	-	46,575	46,575
Supplies and general	-	186,877	186,877
Travel	-	14,827	14,827

	2,067	1,474,764	1,476,831
Costs recovered	-	(7,688)	(7,688)

Total deferred exploration costs for the year	2,067	1,467,076	1,469,143

Deferred exploration costs written off	(6,705,288)	-	(6,705,288)

Balance, end of year	$ -	$ 7,137,683	$ 7,137,683

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

5.

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

January 31, 2007
Trailers	$ 25,000	$ 24,580	$ 420
Automobile	12,840	5,200	7,640
Office furniture and equipment	50,528	34,125	16,403
Computer equipment	58,527	33,347	25,180

	$ 146,895	$ 97,252	$ 49,643

	Cost	Accumulated Amortization	Net Book Value

January 31, 2006
Trailers	$ 25,000	$ 24,400	$ 600
Automobile	37,521	22,354	15,167
Office furniture and equipment	50,528	30,024	20,504
Computer equipment	39,812	21,519	18,293

	$ 152,861	$ 98,297	$ 54,564

6.

AMOUNTS OWING TO RELATED PARTIES

Amounts owing to directors, a former director, an officer and a spouse of a director consist of services rendered of $42,451 (2006 - $35,513).  These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

7.

LONG TERM LIABILITIES

	2007	2006

Due to Falconbridge (Note 3), non-interest bearing. The balance was due by April 19, 2007 and was settled early by paying $1,450,000 resulting in an early payment discount of $50,000	$ -	$ 1,500,000

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

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

Stock option transactions are summarized as follows:

	2007		2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,113,000	$ 4.24	1,135,000	$ 4.33	474,000	$ 4.91
Granted	421,000	5.90	635,000	4.00	676,000	3.87
Cancelled	(50,500)	4.43	(657,000)	4.17	-	-
Exercised	(12,000)	5.00	-	-	(15,000)	2.00

Outstanding, end of year	1,471,500	$ 4.70	1,113,000	$ 4.24	1,135,000	$ 4.33

Options exercisable, end of year	1,080,250	$ 4.46	648,250	$ 4.42	628,000	$ 4.69

Weighted average fair value per option granted		$ 2.29		$ 0.78		$ 1.26

The following stock options were outstanding at January 31, 2007:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

288,000	288,000	$ 5.00	July 2, 2007 (20,000 exercised subsequently)
287,500	287,500	3.87	October 13, 2009
485,000	363,750	4.00	October 4, 2010
95,000	47,500	6.20	April 20, 2011
216,000	81,000	5.25	June 27, 2011
100,000	12,500	7.00	November 29, 2011

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2007 was $965,615 (2006 – $492,722; 2005 – $851,657) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2007 was $587,478 (2006 – $417,757; 2005 – $212,914) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2007	2006	2005

Risk-free interest rate	4.30%	3.34%	3.21%
Expected life of options	3 years	2 years	2 years
Annualized volatility	50.39%	31.02%	40.21%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2007		2006		2005
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	1,595,980	$ 4.12	974,716	$ 4.16	447,686	$ 4.36
Issued	1,470,200	5.01	748,450	4.05	847,530	4.18
Exercised	(526,500)	4.10	-	-	(2,000)	4.00
Expired	(327,030)	4.31	(127,186)	4.00	(318,500)	4.51

Outstanding, end of year	2,212,650	$ 4.69	1,595,980	$ 4.12	974,716	$ 4.16

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants (cont’d…)

The following share purchase warrants were outstanding and exercisable at January 31, 2007:

Number of Warrants	Exercise Price	Expiry Date

222,000	$ 4.15	March 11, 2007 (exercised subsequently)
520,450	4.00	December 2, 2007 (12,000 exercised subsequently)
970,200	4.50	April 11, 2008 (7,500 exercised subsequently)
500,000	6.00	July 28, 2008

9.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued $125,624 (2006 - $41,279; 2005 - $Nil) to a director for investor relations activities.

b)

Paid or accrued $120,500 (2006 - $78,000; 2005 - $78,000) to a director for investor relations activities.

c)

Paid or accrued $77,050 (2006 - $41,750; 2005 - $Nil) to a director for project management services which have been capitalized to subcontracts on the Morrison claims.  In addition, the Company paid or accrued $Nil (2006 - $1,375; 2005 - $Nil) to this director for general consulting services in relation to activities not related to exploration.

d)

Paid or accrued $19,604 (2006 - $ Nil; 2005 - $Nil) to the spouse of a director for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

e)

Paid or accrued $29,205 (2006 - $Nil; 2005 - $Nil) to an officer of the Company for accounting and management services.

f)

Paid or accrued $Nil (2006 - $2,400; 2005 - $Nil) to a former director for consulting services which have been capitalized to subcontracts on the Morrison claims.  In addition, the Company paid or accrued $23,000 (2006 - $24,156; 2005 - $Nil) to this former director for general consulting services in relation to activities not related to exploration.

.

g)

Paid or accrued $Nil (2006 - $13,000; 2005 - $42,600) to a company controlled by a former common director for engineering consulting which was capitalized to subcontracts on the Morrison and Hearne Hill claims.  In addition, the Company paid or accrued $Nil (2006 - $12,800; 2005 - $15,200) to this company controlled by a former common director for general consulting services in relation to activities not related to exploration.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

9.

RELATED PARTY TRANSACTIONS (cont’d…)

h)

Paid or accrued $Nil (2006 - $6,000; 2005 - $48,800) to a former director for consulting services which have been capitalized to subcontracts on the Morrison claims.   In addition, the Company paid or accrued $Nil (2006 - $17,200; 2005 - $30,000) to this former director for general consulting services in relation to activities not related to exploration.

i)

Paid $Nil (2006 - $3,800; 2005 - $22,050) to an accounting firm in which a partner was a former director of the Company for professional fees.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended January 31, 2007 were as follows:

a)

The Company completed a private placement of 970,200 units for total proceeds of $3,880,800, of which $280,000 was received prior to January 31, 2006.

b)

The Company recorded $186,063 of deferred exploration expense as accounts payable and $1,935 of deferred exploration expense as owing to related parties.

c)

The Company expended exploration advances of $89,013 to deferred exploration costs.

d)

The Company recorded $3,455 of amortization expense on property and equipment as deferred exploration costs.

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

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

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2007	2006	2005

Loss for the year	$ (1,365,664)	$ (8,883,273)	$ (902,759)

Expected income tax (recovery)	$ (465,691)	$ (3,426,989)	$ (321,382)
Amortization	5,431	3,379	1,377
Non-deductible items	183,280	3,246,033	160,782
Unrecognized benefit of non-capital losses and temporary differences	276,980	177,577	159,223

Total income tax recovery	$ -	$ -	$ -

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

11.

INCOME TAXES (cont’d…)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Property and equipment	$ 37,000	$ 34,000
Mineral property interests and deferred exploration costs	2,172,000	3,150,000
Non-capital losses carried forward	913,000	706,000

	3,122,000	3,890,000

	3,122,000	3,890,000
Valuation allowance	(3,122,000)	(3,890,000)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $2,900,000 available for deduction against future taxable income.  These losses, if not utilized will expire up to 2027.  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company has its cash in primarily one commercial bank with a high credit standing in Vancouver, British Columbia, Canada.

The Company’s reclamation deposit consists of a term deposit with its primary bank and interest is paid on an annual basis to the Company.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

13.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

2008	61,300
2009	62,774
2010	15,816

Total	$ 139,890

14.

SEGMENT INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2007 and 2006, the Company’s assets are all located in Canada (Notes 3 and 4).

15.

CONTINGENCY

During the current fiscal year, an optionor of the Hearne Hill property (Note 3) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The Company is of the view that the optionor has no right whatsoever to the Morrison property.  Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.  The Company has made an application to dismiss the claim on a number of grounds and this matter has been heard by the BC Supreme Court, but no decision has been handed down as of the date of these financial statements.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

16.

SUBSEQUENT EVENT

Subsequent to year end, the Company issued 241,500 common shares on exercise of warrants for total proceeds of $1,003,050 and issued 20,000 common shares on exercise of options for total proceeds of $100,000.  The Company has not issued any other stock or announced any private placements.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

2007				2006
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 4,230,891	$ -	$ 4,230,891	$ 532,314	$ -	$532,314
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	9,445,857	(9,445,857)	-	7,137,683	(7,137,683)	-
Property and equipment	49,643	-	49,643	54,564	-	54,564
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$18,677,491	$(9,585,857)	$9,091,634	$12,675,661	$(7,277,683)	$ 5,397,978

Current liabilities	$ 482,866	$ -	$ 482,866	$ 521,075	$ -	$ 521,075
Long term liabilities	-	-	-	1,500,000	-	1,500,000
Shareholders' equity	18,194,625	(9,585,857)	8,608,768	10,654,586	(7,277,683)	3,376,903

	$18,677,491	$(9,585,857)	$9,091,634	$12,675,661	$(7,277,683)	$5,397,978

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2007	2006	2005

Loss for the year, Canadian GAAP	$ (1,365,664)	$ (8,883,273)	$ (902,759)
Adjustments:
Write-off of mineral property interests	-	1,146,000	250,000
Write-off of deferred exploration costs	-	6,705,288	-
Mineral property interests	-	(100,000)	(100,000)
Deferred exploration costs	(2,308,174)	(1,469,143)	(784,093)
Contributed executive services	(39,000)	(39,000)	(38,500)

Loss for the year, United States GAAP	$ (3,712,838)	$ (2,640,128)	$ (1,575,352)

Basic and diluted loss per common share, United States GAAP	$ (0.46)	$ (0.42)	$ (0.28)

Weighted average number of common shares outstanding,
United States GAAP	8,142,907	6,320,955	5,714,090

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2007	2006	2005

Net cash used in operating activities,
Canadian GAAP	$ (992,627)	$ (622,218)	$(498,314)
Amortization	3,455	4,006	2,971
Mineral property interests and deferred exploration costs (net of recovery)	(2,374,517)	(1,271,052)	(784,093)
Exploration advances	89,013	192,237	46,000

Net cash used in operating activities, Unites States GAAP	(3,274,676)	(1,697,027)	(1,233,436)

Net cash provided by financing activities, Canadian GAAP
and United States GAAP	6,868,225	1,733,225	2,656,762

- Continued -

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows (cont'd…)

	2007	2006	2005
Continued...

Net cash used in investing activities, Canadian GAAP	(2,300,297)	(1,170,015)	(1,735,122)
Mineral property interests and deferred exploration costs (net of recovery)	2,282,049	1,018,559	760,122
Exploration advances	-	56,250	(25,000)
Net cash used in investing activities,
Unites States GAAP	(18,248)	(95,206)	(1,000,000)

Change in cash during the year	3,575,301	(59,008)	423,326

Cash, beginning of year	384,746	443,754	20,428

Cash, end of year	$ 3,960,047	$ 384,746	$ 443,754

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

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

During the year ended January 31, 2007, the Company issued flow-through shares for total proceeds of $Nil (2006 - $Nil; 2005 - $25,024).  As the market price of the Company’s stock was not significantly different from the fair value of the flow-through shares issued during fiscal 2005, no asset or liability was recorded.

Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach.  The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation” on February 1, 2003.  The Company’s results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2007, 2006 and 2005.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $39,000, $39,000, and $38,500 for the years ended January 31, 2007, 2006 and 2005, respectively.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes.  FIN 48 specifies how tax benefits for uncertain tax positions are to he recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 ("SFAS 157”), "Fair Value Measurements."  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, for fiscal years beginning on or after October 1, 2006:

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

The following accounting standard is effective for fiscal years beginning on or after January 1, 2007:

CICA Handbook Section 1506: “Accounting Changes” states that an entity shall change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows.  The adoption of this new standard by the Company is not expected to have a material impact.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: July 30, 2007                    Signed:/s/  Gregory Anderson

                                                                              Gregory Anderson,

                                                                               President and CEO

#