Form 20-F
period 2008-01-31
Pacific Booker Minerals Inc.
filed 2008-07-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2008

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           10,103,839

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _X_  No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __  Accelerated filer  __  Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [ X]

by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

Index to Exhibits on Page 66

Pacific Booker Minerals Inc.

Form 20-F Annual Report

#

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

The Company’s auditor for the fiscal 2008 ended January 31, 2008 was Cinnamon Jang Willoughby & Company, Chartered Accountants, Suite 900 - 4720 Kingsway, Burnaby , British Columbia, Canada, V5H 4N2. The Company’s prior auditor was Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6. There were no disagreements between the Company and Davidson & Company, LLP.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Year 2008 Ended January 31, 2008 was derived from the financial statements audited by Cinnamon Jang Willoughby & Company, Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The Financial Statements for the Years Ended January 31, 2007 and 2006  were derived from the financial statements of the Company which were audited by Davidson & Company LLP, Chartered Accountants. The financial statements for the years ended January 31, 2005 and 2004 were also audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/08	1/31/07	1/31/06	1/31/05	1/31/04

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,222)	($1,365)	($8,883)	($903)	($327)
Net Income (Loss) Per Share	($0.23)	($0.17)	($1.41)	($0.16)	($0.06)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	9,497	8,142	6,320	5,714	5,087
Working Capital	$5,058	$3,748	$11	($456)	$166
Mineral Properties	$17,625	$14,278	$11,970	$18,072	$12,925
Long-Term Debt	Nil	Nil	$1,500	$1,500	$0
Shareholder’s Equity	$22,838	$18,194	$10,654	$16,207	$13,190
Total Assets	$23,455	$18,677	$12,675	$18,945	$13,649

US GAAP Net Loss	($5,569)	($3,712)	($2,640)	($1,575)	($1,360)
US GAAP Loss Per Share	($0.59)	($0.46)	($0.42)	($0.28)	($0.27)
US GAAP Wtg. Avg. Shares	9,497	8,142	6,320	5,714	5,087
US GAAP Equity	$9,905	$8,608	$3,376	$2,647	$264
US GAAP Total Assets	$10,523	$9,091	$5,397	$5,385	$724
US GAAP Mineral Properties	$4,693	$4,693	$4,693	$4,512	$140

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/07	$1.02	$1.16	$0.95	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29

Three Months Ended 6/30/08		$1.03	$0.98	$1.02
Three Months Ended 3/31/08		$1.03	$0.97	$1.03
Three Months Ended 12/31/07		$1.02	$0.92	$0.99
Three Months Ended 9/30/07		$1.08	$1.00	$1.00

Three Months Ended 6/30/07		$1.16	$1.06	$1.06
Three Months Ended 3/31/07		$1.19	$1.15	$1.15
Three Months Ended 12/31/06		$1.17	$1.12	$1.17
Three Months Ended 9/30/06		$1.14	$1.11	$1.12

Three Months Ended 6/30/06		$1.17	$1.10	$1.12
Three Months Ended 3/31/06		$1.17	$1.13	$1.17
Three Months Ended 12/31/05		$1.20	$1.15	$1.17
Three Months Ended 9/30/05		$1.22	$1.15	$1.18

June 2008		$1.03	$1.01	$1.02
May 2008		$1.03	$0.98	$0.99
April 2008		$1.03	$1.00	$1.01
March 2008		$1.03	$0.98	$1.03
February 2008		$1.02	$0.97	$0.98
January 2008		$1.03	$0.99	$0.99

The exchange rate was $1.02 on June 30, 2008.

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

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s Morrison Property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2008, the end of the Company’s most recent fiscal year, the Company had a deficit of $17,325,760. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through April 30, 2009. The terms of rent are as follows:

February 1, 2007 to January 31, 2008	$61,300
February 1, 2008 to January 31, 2009	$63,797
February 1, 2009 to April 30, 2009	$16,072

The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the American Stock Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2008, the end of the most recent fiscal year, there were 10,103,839 common shares issued and outstanding.

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

History and Development of the Business

Since inception, the Company has been involved in mineral exploration. The majority of the Company’s efforts since inception have been conducted on properties in Canada, particularly the Morrison and Hearne Hill copper/gold properties. The Company originally entered into an option agreement to earn a 100% interest in the Hearne Hill property in December, 1992, subject to a 4% Net Smelter Royalty (“NSR”). The Company met the option requirements until December 2004 and currently has a 100% interest in Hearne Hill, subject to the 4% NSR. During the year ended January 31, 2006, the Company wrote-off the entire capitalized value of the Hearne Hill property which totaled $7,851,288.

In October 1997, the Company optioned the adjacent Morrison Property from Noranda (now Falconbridge Ltd., a unit of Xstrata Plc.). The Noranda option agreement allowed the Company to earn a 50% interest in the Morrison Property upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study. If Noranda decided not to proceed with development of the Morrison Property, the Company could acquire a 100% interest (subject to a 3% NSR) in the property. The Company met the expenditure requirement under the Noranda agreement.

In April 2004, the Company announced that it had signed a purchase agreement with Noranda on the Morrison property whereby Pacific Booker can acquire a 100% interest in the property by paying Noranda $3,500,000 cash over 36 months and issuing to Noranda 250,000 common shares and 250,000 warrants, as well as 250,000 additional common shares upon commencement of commercial production. The Company’s final cash payment of $1,500,000 was due to Falconbridge Ltd., the successor company to Noranda, on or before April 17, 2007. In September 2006, the final cash payment was made to Falconbridge, less a $50,000 discount for early payment.

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

On August 7, 2007, the Company’s common shares began trading on the American Stock Exchange under the symbol “PBM”.

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

Morrison Project

The Morrison Project is a copper/gold exploration project and, including the adjacent Hearne Hill project, covers an area of approximately 65 square kilometers in British Columbia, Canada. Morrison is subject to a purchase agreement between the Company and Falconbridge, a unit of Xstrata Plc., where the Company can acquire a 100% interest in the Morrison property. Under the acquisition agreement, the Company has made all the required cash payments to Falconbridge, and is only required to issue Falconbridge 250,000 additional common shares upon commencement of commercial production.

The project is at the exploration stage and does not contain proven mineral reserves, but is currently undergoing a Full Feasibility Study.

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

ROLI 1
MORR 1
MORR 2
HEARNE 8
HEARNE 9
GEM 3
GEM 2
GEM 1
HEARNE 3
B.B.1
ERIN 2
ERIN 1
HEARNE 4
B.B.2
HEARNE 1
B.B.3
B.B.4
MORR 3
HEARNE 5
HEARNE 2
HEARNE 13
HEARNE 10
HEARNE 12
HEARNE HILL PROPERTY
NORANDA OPTION
HEARNE 6
HEARNE 7
CUB 100
CUB 300
CUB 200
COPPER 200
COPPER 100

bkm PACIFIC BOOKER MINERALS INC.

MORRISON / HEARNE HILL PROPERTY
OMINECA M.D.

CLAIM MAP

0 km 1.0 km 2.0 km

Date: August 2003

Figure 2

How Acquired

The Company originally signed an agreement with Noranda Mining and Exploration Inc. (“Noranda”) dated October 22, 1997 regarding the underlying claims. Under the agreement, Pacific Booker can earn a 50% interest in the Morrison claims by spending $2,600,000 over a period of five years and delivery of a bankable feasibility study by October 31, 2003. If Pacific Booker has met the expenditure requirement, Noranda may, under the agreement and upon receipt of a written request from Pacific Booker, extend the date for completion and delivery of the bankable feasibility study for up to an additional two years. The agreement with Noranda also allowed the Company to recover from Noranda 15% of its total exploration expenditures on the Morrison Property in order to offset additional overhead and administration costs associated with financing and administration of the exploration program.

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

Property Geology

The Morrison copper-gold porphyry deposit is an elongated 600 by 1,500 m long northwesterly-trending deposit. The main BFP pluton at Morrison is a faulted plug, with nearly vertical contacts, which occupies a northwesterly oriented elliptical area. The Morrison plug is known to contain a large number of phases of BFP. There are numerous offshoots of the plug, many of which are northerly trending dykes or sills. The offshoots vary in width from less than 1 meter to greater than 500 meters.

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

Water is available from the lakes and watercourses adjacent to the property. This water can be used for both potable and process water. A large source of electrical power is not currently available on the project site. An existing BC Hydro substation is located on the west side of Babine Lake near Granisle Township. An existing 138 kV line served the Bell mine site south of the property. In June 2008, the Company confirmed the availability of power from the Bell mine electrical facility which is now energized at 25 kV and can be re-energized to its design voltage. A new 24.7 km 138 kV overhead line will be constructed to link from the former Bell mine site to the proposed Morrison mine site substation. BC Hydro has completed a study regarding the system load for the new line.

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

Prior Exploration by Pacific Booker

The Company acquired an option to acquire the Morrison property in 1997. The Company initiated Phase I exploration shortly after finalizing the option agreement. Work including a property wide geochemical survey, trenching, mapping, and diamond drilling was conducted from 1997 to July 2000. Eleven diamond drill holes of large size NQ core totaling 3,818 meters were used to confirm and validate Noranda’s previous work as well as to test and define the mineralization at depth. Based upon the results of the Phase 1 program, the Company initiated Phase 2 of exploration, which included the drilling of 13 additional diamond drill holes totaling 3,181 in order define the configuration and potential economic limits of the deposit. The Company also completed an IP survey over the northwest sector of the deposit area to search for possible extensions to the known deposit and to possibly define the boundary between the copper zone and the pyrite halo.

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

Fiscal 2008 Work

Work on the full Feasibility Study and the environmental assessment continued during Fiscal 2008. If the Feasibility Study is favorable, it is anticipated the permitting process will lead to detailed engineering and construction of a mine. The environmental assessment will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine on the property. On January 18, 2008, a Section 11 Order under the BC Environmental Assessment Act was issued to the Company, which permits the Company to conduct a formal environmental assessment in support of the Morrison Project Permit to construct application.

A Geotechnical and Hydrogeology Drill program was completed, as 15 geotechnical and 16 water monitoring holes were drilled in the proposed impoundment area, the open pit, and the plant site. This concluded the fieldwork, although environmental monitoring will continue.

Wardrop Engineering completed a Trade-off Study to evaluate the application of High Pressure Grinding Rolls (“HGPR”) as an alternative technology to the conventional semi-autogenous milling process for the project. The results of the Study indicate the application of HPGR would result in significant operating costs savings amounting to more than 23%, including the reduction of power of 3.67 megawatts, or $0.08/t, and reduction of consumables of $0.59/t. As a result, HGPR was incorporated into the project design.

Floatation and grinding testwork was completed by SGS Canada. The testing recoveries were Copper of 84.4%, Molybdenum of 79%, Gold of 59.4%, and Silver of 55.6%, with a concentrate grade of 25.1%.

For the fiscal year ended January 31, 2008, the Company incurred $3,346,755 in expenditures on the Morrison property.

Anticipated Fiscal 2009 Work

During Fiscal 2009 ended January 31, 2009, the Company intends to participate in the Environmental Assessment; Application review for a permit to construct a mine; arrange Project Financing, tender an Engineering, Procurement and Construction Contract; arrange for all Permits; conclude a Marketing Agreement; and continue with First Nations, Government and Community Relations.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ended January 31, 2009 will be CDN$2,500,000.

Hearne Hill Property

The Hearne Hill property lies adjacent to the Company’s Morrison project as described above. Hearne Hill is represented by various mineral claims covered by the Mineral Tenure Act which were acquired from Arms-length individuals. The Company has a 100% interest in the Hearne Hill property, subject to a 4% NSR,

How Acquired

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

Exploration History

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

Since acquisition, the Company has conducted no exploration on the Copper and CUB claims but maintains the properties in good standing due to their strategic location to its Morrison project. Any future exploration on the properties will be dependent upon exploration results at Hearne Hill and Morrison. As the Company has no current plans to conduct exploration on the Claims, the acquisition costs of the claims were written off during the year ended January 31, 2005.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements for the fiscal year ended January 31, 2008.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 as of January 31, 2008.

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

Results of Operations

Year Ended 1/31/2008 vs. Year Ended 1/31/2007

During the year, the Company continued work on the feasibility study on the Morrison project. Work included floatation and grinding testwork, milling studies, and completion of the Geotechnical and Hydrogeology drill programs.

The net loss for the year ended January 31, 2008 was ($2,221,907), or ($0.23) per share, compared to a loss of ($1,365,664), or ($0.17) per share for the year ended January 31, 2007. The higher loss in the current year included an increase in Stock-based Compensation expense of ($1,248,170) compared to ($587,478) in the prior year, with the increase due to additional stock options granted during the year; An increase in Investor Relations - Related Party to ($409,153) from ($246,124) was due to a one-time bonus to the directors directly involved in the raising of funds; Travel rose to ($93,374) from ($50,414) due to increased promotional activity; Office and Miscellaneous rose to ($109,971) from ($77,615) due to higher insurance costs; Professional Fees increased to ($162,835) from ($151,792) due to the higher legal fees related to the Hearne Hill property suit; Filing and Transfer Agent Fees increased to ($84,144) from ($62,261) which was related to the payment of initial listing fees to the American Stock Exchange; Foreign Exchange Loss rose to ($50,217) from ($34,823) due to unfavorable changes in the Canadian/$US dollar exchange rates; and Wages and Benefits increased to ($49,354) from ($6,082) due to the change in status of one investor relations consultant and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants, and employees.

Interest income for the year was $209,308, which was higher than the $139,136 recorded in the prior fiscal year due to higher cash balances during the current year. All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2008, the end of the most recent fiscal year, was $5,058,171. Subsequent to the year end through July 17th, the Company issued 833,700 common shares pursuant to the exercise of warrants for proceeds of $3,807,150 and issued 101,250 common shares pursuant to the exercise of stock options for proceeds of $406,563. Combined with the Company’s working capital as of January 31, 2008, the funds raised by the exercises of options and warrants are expected to be sufficient for the fiscal 2009 budgeted amounts of $2,500,000 for the ongoing Feasibility Study on the Morrison project and fiscal 2009’s estimated General and Administrative expenses of $2,225,000.

Although the Company currently has sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2009, the Company has no cash flow from operations, and additional funds will be required for fiscal 2010. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the feasibility study, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2004	Private Placement	127,186	$ 4.00	$ 508,744

2005	Private Placement	300,000	$ 3.85	$ 1,155,000
	Private Placement	23,000	4.00	92,000
	Private Placement	115,000	4.00	460,000
	Private Placement	82,500	4.00	330,000
	Private Placement	77,030	4.15	319,674

2006	Private Placement	228,000	$ 4.15	$ 946,200
	Private Placement	520,450	$ 4.00	2,081,800

2007	Private Placement	970,200	$ 4.00	$ 3,880,800
	Private Placement	500,000	$ 5.00	$ 2,500,000

2008	None	Nil	Nil	Nil

Year Ended January 31, 2008

The Company’s Working Capital as of January 31, 2008 was $5,058,171. During the year, Operating Activities used cash of ($872,140). In addition to the fiscal year’s net loss of ($2,221,907), other non-cash charges included Stock-based Compensation of ($1,248,170) and Amortization of $14,979. Changes in non-cash working capital items included increase in Receivables of ($3,775), decrease in amounts owing to related parties which used cash of ($18,525), decrease in Prepaids and Deposits of $99,117, and increase in Accounts Payable and Accrued Liabilities of $9,801. Investing Activities used cash of ($3,204,399), which included cash used for Mineral Property Interests and Deferred Exploration of ($3,200,852) and Purchase of Equipment, Vehicles or Furniture of ($3,547). Financing Activities provided cash of $5,616,788, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 1,292,900 common shares. 366,750 common shares were issued pursuant to the exercise of stock options for proceeds of $1,771,738, and 926,150 common shares were issued pursuant to the exercise of warrants for proceeds of $3,845,050.

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

US GAAP Reconciliation with Canadian GAAP

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2008, 2007 and 2006.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, for fiscal year ended January 31, 2006, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $39,000.  Effective for the fiscal years ended January 31, 2008 and 2007, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures.  As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities.  Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2008, particularly Note 15, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 15 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.00 as of January 31, 2008.

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

The Company leases its Vancouver office, which runs through April 30, 2009. The Company also leases a vehicle which runs until September 30, 2009.

Table No. 5

Contractual Obligations

As of February 1, 2008

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$104,144	$78,362	$25,782	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 6/23/08 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual and Extra-Ordinary General Meeting of Shareholders held on June 16, 2008, all the Directors were reelected for the next year. All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	52	June 24, 2005
William Deeks	73	March 17, 1997
Mark Gulbrandson	55	June 24, 2005
John J. Plourde	63	December 30, 1999
Dr. Dennis Simmons	56	November 29, 2006
Erik Tornquist	60	June 24, 2005
William F. Webster	64	June 24, 2005

Table No. 6 lists, as of 6/23/08, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	52	June 24, 2005
Ruth Swan	Chief Financial Officer	51	April 20, 2006

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

At the Company’s Annual and Extra-Ordinary General Meeting of Shareholder’s held on June 16, 2008, shareholders approved the adoption of the Company’s new Stock Option Plan dated June 16, 2008 (the “Plan”). The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers. The Plan is discussed in ITEM #10, "Stock Options".

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2008 2007 2006	None None None	76,800 35,000 None	None None None	$227,153 (1) $125,624 $ 41,279

William Deeks Chairman and Director	2008 2007 2006	None None None	49,900 22,000 50,000	$3,500 $4,500 None	None None None

Ruth Swan, Chief Financial Officer	2008 2007	None None	11,827 50,000	N/A N/A	$ 28,305 (2) $ 29,205

Michael Mews Former Chief Financial Officer and Corporate Secretary	2007 2006	None None	None 38,000	N/A N/A	$ 23,000 (3) $ 26,556

John Plourde, Director	2008 2007 2006	None None None	76,800 35,000 None	None None None	$182,000 (4) $120,000 $ 78,000

Mark Gulbrandson, Director	2008 2007 2006	None None None	49,900 22,000 100,000	$3,000 $4,500 None	None None None

Dr. Dennis Simmons, Director	2008 2007	None None	49,900 100,000	$2,500 $ 500	None None

Erik Tornquist, Director	2008 2007 2006	None None None	76,800 35,000 100,000	None None None	$ 78,000 (5) $ 77,050 $ 43,125

William Webster, Director	2008 2007 2006	None None None	49,900 22,000 100,000	$3,500 $4,500 None	None None None

Chris Sampson, Former President	2006	None	None	None	$ 25,800 (6)

J. Paul Stevenson, Former Chief Executive	2006	None	None	None	$ 23,200 (7)

Perry Munton Former CFO	2006	None	None	None	$ 3,800 (8)

(1)

The “Other Compensation” for Gregory Anderson, President and CEO, is for investor relations services performed for the Company. A bonus of $100,000 was paid to Mr. Anderson in June 2007.

(2)

The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.

(3)

The “Other Compensation” for Michael Mews, former Chief Financial Officer and Corporate Secretary, is for consulting services.

(4)

The “Other Compensation” listed for John Plourde, Director, relates to investor relations work performed for the Company. A bonus of $50,000 was paid to Mr. Plourde in June 2007.

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

No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has three employees and 2 executive officers. The Company’s employees are a Technical Support Assistant in the Vancouver office who provides clerical assistance for operations and maintains project technical files and correspondence files; a Field Project Manager at the Morrison project site who provides on-site management and technical assistance; and a Field Hand at the Morrison project site who reports to the Field Project Manager and provides assistance to consulting firms working on the Feasibility Study.

The Company contracts for certain services, including investor relations and bookkeeping, as well as exploration personnel and camp support services, as needed.

The Company has contracted with a highly experienced geological team of consultants to conduct field work related to its ongoing Feasibility Study on the Morrison project, as well as certain consultants in the Vancouver Office who provide project management assistance.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of 6/2/2008, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	320,599	2.90%
Common	Ruth Swan (2)	88,599	0.81%
Common	William Deeks (3)	183,187	1.66%
Common	Mark Gulbrandson (4)	428,662	3.88%
Common	John Plourde (5)	614,378	5.54%
Common	Dennis Simmons (6)	569,591	5.15%
Common	Erik Tornquist (7)	227,519	2.05%
Common	William Webster (8)	318,597	2.88%

	Total Directors/Officers	2,751,132	22.68%

(1)

Of these shares, 157,999 represent currently exercisable share purchase options. An additional 28,801 options have been granted but not yet vested.

(2)

Of these shares, 77,391 represent currently exercisable share purchase options. An additional 4,436 options have been granted but not yet vested. 1,000 of these shares are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 153,187 represent currently exercisable share purchase options. An additional 18,713 options have been granted but not yet vested.

(4)

Of these shares, 153,187 represent currently exercisable share purchase warrants. An additional 18,713 options have been granted but not yet vested.

(5)

Of these shares, 187,999 represent currently exercisable share purchase options. An additional 28,801 options have been granted but not yet vested.

(6)

Of these shares, 118,687 represent currently exercisable share purchase options. An additional 31,213 options have been granted but not yet vested. 40,000 of these shares are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 182,999 represent currently exercisable share purchase options. An additional 28,801 options have been granted but not yet vested.

(8)

Of these shares, 153,187 represent currently exercisable share purchase options. An additional 18,713 options have been granted but not yet vested.

.

#   Based upon 10,901,789 shares outstanding as of 6/2/08 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/2/08, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	614,378	5.54%
Common	Dennis Simmons (2)	569,591	5.15%

(1)

Of these shares, 187,999 represent currently exercisable share purchase options. An additional 28,801 options have been granted but not yet vested.

(2)

Of these shares, 118,687 represent currently exercisable share purchase options. An additional 31,213 options have been granted but not yet vested. 40,000 of these shares are represented by currently exercisable share purchase warrants.

Based on 10,901,789 shares outstanding as of 6/2/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $127,153 (2007 - $125,624; 2006 - $41,279) for investor relations activities. During Fiscal 2008, he also received a $100,000 bonus.

Erik Tornquist, Director, was paid $78,000 (2007 - $77,050; 2006 - $41,750) for consulting services on the Morrison Project. He was also paid $Nil (2007 - $Nil; 2006 - $1,375) for general consulting services.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $26,130 (2007 - $19,604; 2006 - $Nil) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 (2007 - $120,500; 2006 - $78,000) for Investor Relations activities. During Fiscal 2008, he also received a $50,000 bonus.

Michael Mews, former Chief Financial Officer and Corporate Secretary, was paid $Nil (2007 - $Nil; 2006 - $2,400) for consulting work related to the Morrison project. He was also paid $Nil (2007 - $23,000; 2006 - $24,156) for general consulting work.

J. Paul Stevenson, Former Chief Executive Officer and Director, was paid $Nil (2007 - $Nil; 2006 - $6,000) for consulting work related to First Nation’s and Government relations. He was paid $Nil (2007 - $Nil; 2006 - $17,200) for general consulting services related to exploration work at the Morrison Project.

Sampson Engineering, a company 100% owned by Chris Sampson, Former President and Director, was paid $Nil (2007 - $Nil; 2006 - $13,000) for consulting work related to exploration at the Morrison Project. Mr. Sampson was also paid $Nil (2007 - $Nil; 2006 - $12,800) for general consulting services related to exploration work at the Morrison Project.

Smythe Ratcliffe, Chartered Accountants, a Company for whom Perry Munton, Former Chief Financial Officer serves as a Partner, was paid $Nil (2007 - $Nil; 2006 – $3,800) for accounting services.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Cinnamon Jang Willoughby & Company, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2008, other than described below:

During Fiscal 2009 (up to and including July 17th), the Company has issued 833,700 common shares pursuant to the exercise of warrants for proceeds of $3,807,150 and issued 101,250 common shares pursuant to the exercise of stock options for proceeds of $406,563.

Item 9.  Offer and Listing of Securities

As of January 31, 2008, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 10,901,789 shares issued and outstanding as of June 2, 2008.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/2/08, the shareholders' list for the Company's common shares showed 160 registered shareholders, including depositories, and 10,901,789 shares issued and outstanding. Of the total shareholders, 90 are resident in Canada holding 7,416,445 common shares representing 68.03% of the total shares outstanding; 69 shareholders are resident in the United States holding 3,455,344, or 31.70% of the total shares outstanding; and 1 shareholder is resident in other nations, holding 30,000 common shares, or 0.27% of the total shares outstanding.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”, and on the American Stock Exchange in New York, New York, under the symbol “PBM”. The CUSIP number is 69403R108.

Table No. 11a lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last twelve fiscal quarters. There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

June 2008	$8.75	$6.00	$7.45
May 2008	$8.88	$7.16	$7.85
April 2008	$9.60	$8.25	$8.75
March 2008	$10.15	$9.00	$9.88
February 2008	$11.10	$9.85	$10.15
January 2008	$11.45	$9.50	$10.70

Three Months Ended 4/30/08	$11.10	$8.25	$8.75
Three Months Ended 1/31/08	$12.09	$9.50	$10.70
Three Months Ended 10/31/07	$13.00	$9.75	$11.50
Three Months Ended 7/31/07	$12.21	$9.10	$11.15

Three Months Ended 4/30/07	$12.30	$7.40	$12.10
Three Months Ended 1/31/07	$8.50	$7.05	$8.10
Three Months Ended 10/31/06	$8.80	$6.00	$7.40
Three Months Ended 7/31/06	$8.72	$4.80	$6.90

Three Months Ended 4/30/06	$8.11	$3.95	$8.11
Three Months Ended 1/31/06	$4.75	$3.68	$4.40
Three Months Ended 10/31/05	$4.10	$3.40	$4.00
Three Months Ended 7/31/05	$4.00	$3.20	$3.50

Fiscal Year Ended 1/31/08	$13.00	$7.40	$10.70
Fiscal Year Ended 1/31/07	$8.80	$3.95	$8.10
Fiscal Year Ended 1/31/06	$4.75	$3.20	$4.40
Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86
Fiscal Year Ended 1/31/04	$4.50	$2.70	$4.50

Table No. 11b lists the volume of trading and high, low and closing sales prices on the American Stock Exchange for the Company's common shares since its listing on August 8, 2007.

Table No. 11b

American Stock Exchange

Common Shares Trading Activity

	- Sales -
	United States Dollars
Period	High	Low	Close

June 2008	$8.87	$5.40	$7.35
May 2008	$9.20	$7.40	$7.90
April 2008	$9.20	$7.40	$8.60
March 2008	$10.40	$8.00	$9.50
February 2008	$11.00	$10.00	$10.30
January 2008	$11.31	$9.52	$10.75

Three Months Ended 4/30/08	$11.00	$7.40	$8.60
Three Months Ended 1/31/08	$12.60	$9.52	$10.75
Three Months Ended 10/31/07	$12.70	$9.80	$12.00

Fiscal Year Ended 1/31/08	$12.70	$9.52	$10.75

Table No. 12 lists, as of 6/2/08, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
489,800	$6.00	July 28, 2008

489,800 Warrants Outstanding

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

United States Market

The Company’s common shares trade on the American Stock Exchange under the symbol “PBM”. The shares began trading on the American Exchange on August 8, 2007.

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

During Fiscal 2008 ended January 31, 2008, the Company issued 926,150 common shares pursuant to the exercise of warrants for proceeds of $3,845,050, and issued 366,750 common shares pursuant to the exercise of stock options for proceeds of $1,711,738. There were no private placements completed during Fiscal 2008.

During Fiscal 2007, the Company completed two private placements of common shares. In April 2006, the Company completed the sale of 970,200 common share units at a price of $4.00 per unit for gross proceeds of $3,880,800. Each unit consisted of one common share and one common stock purchase warrant to purchase an additional share at a price of $4.50 expiring on April 11, 2008. No finder's fee or commission were payable for this private placement. In August 2006, the Company completed the non-brokered private placement of 500,000 common share units at a price of $5.00 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share a price of $6.00 until July 28, 2008. The Company also issued 526,500 common shares pursuant to the exercise of warrants for proceeds of $2,157,425, and issued 12,000 common shares pursuant to the exercise of stock options for proceeds of $60,000.

During Fiscal 2006, the Company completed 2 private placements. Under the first, the Company issued 228,000 common share units, with each unit consisting of one common share and one common share purchase warrant exercisable at $4.15 until March 11, 2007. Proceeds from this placement were $946,200. Under the second placement, the Company sold 520,450 common share units at a price of $4.00 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $4.00 until December 2, 2007. Proceeds from the second placement were $2,081,800. The Company also issued 45,000 common shares for mineral property interests at a deemed value of $180,000.

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

During Fiscal 2005 ended January 31, 2005, the Company sold flow-through common shares for proceeds of $25,024. No flow-through common shares were sold in fiscal 2006, 2007, or 2008 ended January 31.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual and Extra-Ordinary Meeting held on June 16, 2008, Shareholders approved a new Stock Option Plan dated June 16, 2008 (“The Plan”). Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,180,357 common shares. The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board, over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, other than death, the option (to the extent that it has vested at the time of termination) will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of 120 days after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

A copy of the Plan has been filed as an exhibit to this Annual Report.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/2/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	75,000 35,000 54,300 22,500	75,000 35,000 33,937 14,062	$3.87 $5.25 $11.00 $11.55	October 13, 2009 June 27, 2011 July 3, 2012 July 30, 2012

Ruth Swan, Chief Financial Officer	10,000 10,000 50,000 10,000 1,827	10,000 10,000 50,000 6,250 1,141	$3.87 $4.00 $6.20 $11.00 $11.55	October 13, 2009 October 4, 2010 April 20, 2011 July 3, 2012 July 30, 2012

John Plourde, Director	105,000 35,000 54,300 22,500	105,000 35,000 33,937 14,062	$3.87 $5.25 $11.00 $11.55	October 13, 2009 June 27, 2011 July 3, 2012 July 30, 2012

William Deeks, Director	50,000 50,000 22,000 34,300 15,600	50,000 50,000 22,000 21,437 9,750	$3.87 $4.00 $5.25 $11.00 $11.55	October 13, 2009 October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012

Mark Gulbrandson, Director	100,000 22,000 34,200 15,700	100,000 22,000 21,375 9,812	$4.00 $5.25 $11.00 $11.55	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012

Dennis Simmons, Director	100,000 34,300 15,600	87,500 21,437 9,750	$7.00 $11.00 $11.55	November 29, 2011 July 3, 2012 July 30, 2012

Erik Tornquist, Director	100,000 35,000 54,300 22,500	100,000 35,000 33,937 14,062	$4.00 $5.25 $11.00 $11.55	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012

William Webster, Director	100,000 22,000 34,300 15,600	100,000 22,000 21,437 9,750	$4.00 $5.25 $11.00 $11.55	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012

Total Officers and Directors (8 persons)	1,362,827
Total Employees and Consultants (5 persons)	200,000
Total Officers/Directors/Employees And Consultants	1,562,827

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of January 31, 2008.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As at January 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company Fiscal 2006 20-F Annual Report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Cinnamon Jang Willoughby & Company, Chartered Accountants, for Fiscal 2008, and Davidson & Company LLP, Chartered Accountants, for Fiscal Year 2007.

Table No. 14

Audit Fees Paid

		Fiscal Year Ended January 31, 2007

Audit Fees	$ 35,000	$ 39,500
Audit Related Fees	Nil	17,300
Tax Fees	Nil	Nil
All Other Fees	752	784
Total	$ 35,752	$ 57,584

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 15 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Cinnamon Jang Willoughby & Company, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Cinnamon Jang Willoughby & Company, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 5, 2008

Balance Sheets at January 31, 2008 and 2007

Statements of Operations for the years ended January 31, 2008, 2007, and 2006.

Statements of Shareholders’ Equity for the years ended January 31, 2008, 2007, and 2006.

Statements of Cash Flows for the years ended January 31, 2008, 2007, and 2006.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents Copy of Stock Option Plan dated June 16, 2008 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2008

#

HLB Cinnamon Jang Willoughby & Company

Chartered Accountants
A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the balance sheet of Pacific Booker Minerals Inc. (the "Company") as at January 31, 2008 and the statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2008, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended January 31, 2007 were audited by other auditors, who expressed an opinion without reservation on these statements in their report dated April 9, 2007.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada
May 5, 2008

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, the standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory note when there are differences in accounting principles that have a material effect on the comparability of the Company's financial statements. Application of accounting principles generally accepted in the United States would have affected liabilities and shareholders' deficiency as at January 31, 2008 and 2007 and the results of operations for the years then ended to the extent summarized in Note 15 to the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, BC, Canada
May 5, 2008

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax: +1 604 435 4319.
HLB Cinnamon Jang Willoughby & Company is a member of HLB International. A world-wide organization of accounting firms and business advisors.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2008	2007

ASSETS

Current
Cash and cash equivalents	$ 5,500,296	$ 3,960,047
Receivables	140,465	136,690
Prepaid expenses and deposits	35,037	134,154

	5,675,798	4,230,891

Mineral property interests (Note 4)	4,832,500	4,832,500
Deferred exploration costs (Note 5)	12,792,612	9,445,857
Equipment, vehicles and furniture (Note 6)	35,793	49,643
Reclamation deposits	118,600	118,600

Total assets	$ 23,455,303	$ 18,677,491

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 589,965	$ 440,415
Amounts owing to related parties (Note 8)	27,662	42,451

	617,627	482,866

Shareholders' equity
Capital stock (Note 7)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
10,103,839 common shares (2007 – 8,810,939)	37,795,014	32,080,329
Contributed surplus (Note 7)	2,368,422	1,218,149
Deficit	(17,325,760)	(15,103,853)

	22,837,676	18,194,625

Total liabilities and shareholders’ equity	$ 23,455,303	$ 18,677,491

Nature and continuance of operations (Note 1)

Commitment (Note 11)

Contingency (Note 13)

Subsequent events (Note 14)

On behalf of the Board:

“William Deeks”	“Gregory R. Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2008	2007	2006

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 14,979	$ 15,928	$ 8,759
Consulting fees	15,773	6,469	16,170
Consulting fees – related party (Note 8)	-	23,000	55,531
Directors fees	12,500	14,000	-
Filing and transfer agent fees	84,144	62,261	30,131
Foreign exchange loss	50,217	34,823	27,027
Gain on settlement of debt	-	50,000	-
Interest income	(209,308)	(139,136)	(13,378)
Investor relations fees	4,703	73,140	43,658
Investor relations – related party (Note 8)	409,153	246,124	119,279
Loss on sale of equipment	-	3,786	-
Office and miscellaneous	109,971	77,615	61,850
Office rent	70,421	67,930	58,848
Professional fees (Note 8)	162,835	151,792	104,044
Shareholder information and promotion	89,029	117,964	44,249
Stock-based compensation (Note 7)	1,248,170	587,478	417,757
Telephone	16,592	15,994	15,280
Travel	93,374	50,414	42,780
Wages and benefits	49,354	6,082	-

Loss before other items	(2,221,907)	(1,365,664)	(1,031,985)

OTHER ITEMS
Write-off of mineral property interests and deferred exploration costs	-	-	(7,851,288)

Total other items	-	-	(7,851,288)

Loss for the year	$ (2,221,907)	$ (1,365,664)	$ (8,883,273)

Basic and diluted loss per common share	$ (0.23)	$ (0.17)	$ (1.41)

Weighted average number of common shares outstanding	9,496,503	8,142,907	6,320,955

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,221,907)	$ (1,365,664)	$ (8,883,273)
Items not affecting cash:
Amortization	14,979	15,928	8,759
Loss on asset disposal	-	3,786	-
Stock-based compensation	1,248,170	587,478	417,757
Gain on settlement of debt	-	(50,000)	-
Write-off of mineral property interests and deferred exploration costs	-	-	7,851,288

Changes in non-cash working capital items:
(Increase) decrease in receivables	(3,775)	(98,494)	69,535
(Increase) decrease in prepaids and deposits	99,117	(113,795)	(14,816)
Increase (decrease) in accounts payable and accrued liabilities	9,801	9,781	(77,678)
Increase (decrease) in amounts owing to related parties	(18,525)	18,353	6,210

Net cash used in operating activities	(872,140)	(992,627)	(622,218)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	5,616,788	8,318,225	2,453,225
Share subscriptions received in advance	-	-	280,000
Repayment of long term debt	-	(1,450,000)	(1,000,000)

Net cash provided by financing activities	5,616,788	6,868,225	1,733,225

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(3,200,852)	(2,282,049)	(1,018,559)
Exploration advances	-	-	(56,250)
Reclamation deposits	-	-	(46,100)
Proceeds from sale of equipment	-	467	-
Purchase of equipment, vehicles or furniture	(3,547)	(18,715)	(49,106)

Net cash used in investing activities	(3,204,399)	(2,300,297)	(1,170,015)

Change in cash and cash equivalents during the year	1,540,249	3,575,301	(59,008)

Cash and cash equivalents, beginning of year	3,960,047	384,746	443,754

Cash and cash equivalents, end of year	$ 5,500,296	$ 3,960,047	$ 384,746

Supplemental disclosure with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

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

	2008	2007

Working capital	$ 5,058,171	$ 3,748,025
Deficit	(17,325,760)	(15,103,853)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

(a)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.  The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, the recoverability of mineral properties, and the provision for the asset retirement obligation.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(a)  Use of estimates (cont'd…)

The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(b)  Foreign currency translation

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

(c)  Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.  As at January 31, 2008 and 2007, the Company did not have cash equivalents.

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2008 and 2007.

(e)  Mineral property interests and deferred exploration costs

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(f)  Asset retirement obligation

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

The Company does not have any significant asset retirement obligations.

(g)  Equipment, vehicles and furniture

Property and equipment are recorded at cost.  The Company provides for amortization annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(h)  Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2008 do not include the 1,286,500 (2007 – 2,212,650; 2006 – 1,595,980) warrants outstanding and the 1,564,077 (2007 – 1,471,500; 2006 – 1,113,000) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(j)  Future income taxes

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

3.

CHANGE IN ACCOUNTING POLICY

Effective February 1, 2007 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”);  “Financial Instruments - Recognition and Measurement” (Section 3855), “Financial Instruments - Disclosure and Presentation” (Section 3861), and “Comprehensive Income” (Section 1530).  These new standards have been adopted prospectively. Adoption of these standards did not impact February 1, 2007 opening balances.

Financial instruments - Recognition and Measurement - Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

(i)  Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values.  Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

(ii)  Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.  Currently, the company has no held-to-maturity financial assets.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

3.

CHANGE IN ACCOUNTING POLICY (cont'd…)

(iii)  Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits, which are accordingly measured at amortized cost.  Due to their short-term natures, the fair values of receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

(iv)  Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

The company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.  Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

(v) Other financial liabilities

Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The company has classified accounts payable and accrued liabilities as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

Financial instruments - Disclosure and Presentation - Section 3861

This section establishes standards for presentation of financial instruments and identifies the information which should be disclosed about them.  Under the new standards, policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated.

Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the year ended January 31, 2008 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

3.

CHANGE IN ACCOUNTING POLICY (cont'd…)

Risk management

Because the financial instruments are not subject to significant credit, foreign exchange or interest rate risk, the company has not adopted risk management policies.

4.

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

Morrison claims, Canada	2008	2007

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

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

JANUARY 31, 2008 and 2007

4.

MINERAL PROPERTY INTERESTS (cont'd…)

Morrison claims (cont'd…)

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims are currently subject to a legal claim (Note 13).

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

5.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	2008	2007

Balance, beginning of year	$ 9,445,857	$ 7,137,683

Deferred exploration costs
Additions
Amortization	2,418	3,455
Assays	-	1,400
Geological and geophysical	-	2,472
Staking	10,065	49,678
Supplies and camp	18,000	18,000
Travel	-	38
Community consultation
Geological and geophysical	166	254
Promotion and education	10,669	12,013
Sub-contracts and labour	14,210	14,063
Travel	11,566	7,616
Environmental
Assays	64,212	42,954
Geological and geophysical	149,681	132,284
Promotion and education	399	-
Sub-contracts and labour	65,477	58,549
Supplies and general	11,628	43,360
Travel	1,057	2,194
Geotechnical and hydrological
Geological and geophysical	-	155,943
Supplies and general	-	385
Marketing Factors
Sub-contracts and labour	9,100	1,500
Metallurgical
Assays	6,361	6,895
Geological and geophysical	470,094	172,328
Sub-contracts and labour	14,250	-
Supplies and general	561	2,832
Travel	2,458	-
Scoping/Feasibility study
Assays	58,463	57,926
Drilling	362,504	404,416
Geological and geophysical	1,695,779	709,620
Sub-contracts and labour	112,991	161,721
Sub-contracts and labour-related parties	107,000	96,654
Supplies and general	105,445	126,608
Travel	42,201	23,016

Total deferred exploration costs for the year	$ 3,346,755	$ 2,308,174

Balance, end of year	$ 12,792,612	$ 9,445,857

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

6.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

January 31, 2008
Trailers	$ 25,000	$ 24,706	$ 294
Automobile	12,840	7,492	5,348
Office furniture and equipment	50,528	37,406	13,122
Computer equipment	62,074	45,045	17,029

	$ 150,442	$ 114,649	$ 35,793

	Cost	Accumulated Amortization	Net Book Value

January 31, 2007
Trailers	$ 25,000	$ 24,580	$ 420
Automobile	12,840	5,200	7,640
Office furniture and equipment	50,528	34,125	16,403
Computer equipment	58,527	33,347	25,180

	$ 146,895	$ 97,252	$ 49,643

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital Stock and contributed surplus transactions are summarized as follows:

	Number of Shares	Capital Stock Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2005	6,008,789	$ 20,274,104	$ 574,775	$ 212,914	$ (4,854,916)	$ 16,206,877
Private placements	748,450	3,028,000	(574,775)	-	-	2,453,225
Mineral property interests	45,000	180,000	-	-	-	180,000
Share subscriptions received	-	-	280,000	-	-	280,000
Stock-based compensation	-	-	-	417,757	-	417,757
Loss for the year	-	-	-	-	(8,883,273)	(8,883,273)

Balance, January 31, 2006	6,802,239	23,482,104	280,000	630,671	(13,738,189)	10,654,586
Private placements	1,470,200	6,380,800	(280,000)	-	-	6,100,800
Exercise of stock options	12,000	60,000	-	-	-	60,000
Exercise of warrants	526,500	2,157,425	-	-	-	2,157,425
Stock-based compensation	-	-	-	587,478	-	587,478
Loss for the year	-	-	-	-	(1,365,664)	(1,365,664)

Balance, January 31, 2007	8,810,939	32,080,329	-	1,218,149	(15,103,853)	18,194,625
Exercise of stock options	366,750	1,771,738	-	-	-	1,771,738
Exercise of warrants	926,150	3,845,050	-	-	-	3,845,050
Stock-based compensation	-	97,897	-	1,150,273	-	1,248,170
Loss for the year	-	-	-	-	(2,221,907)	(2,221,907)

Balance, January 31, 2008	10,103,839	$ 37,795,014	$ -	$ 2,368,422	$ (17,325,760)	$ 22,837,676

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

	2008		2007		2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,471,500	$ 4.70	1,113,000	$ 4.24	1,135,000	$ 4.33
Granted	471,827	11.15	421,000	5.90	635,000	4.00
Cancelled	(5,000)	11.00	(50,500)	4.43	(657,000)	4.17
Exercised	(366,750)	4.83	(12,000)	5.00	-	-
Expired	(7,500)	3.87	-	-	-	-

Outstanding, end of year	1,564,077	$ 6.60	1,471,500	$ 4.70	1,113,000	$ 4.24

Options exercisable, end of year	1,207,810	$ 5.52	1,080,250	$ 4.46	648,250	$ 4.42

Weighted average fair value per option granted		$ 3.99		$ 2.29		$ 0.78

The following stock options were outstanding at January 31, 2008:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

240,000	240,000	3.87	October 13, 2009
460,000	460,000	4.00	October 4, 2010
90,000	90,000	6.20	April 20, 2011
207,250	180,250	5.25	June 27, 2011 (1,250 exercised subsequently)
100,000	62,500	7.00	November 29, 2011
335,000	125,625	11.00	July 3, 2012
131,827	49,435	11.55	July 30, 2012

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2008 was $1,820,701 (2007 – $965,615; 2006 – $492,722) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2008 was $1,248,170 (2007 – $587,478; 2006 – $417,757) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2008	2007	2006

Risk-free interest rate	4.64%	4.30%	3.34%
Expected life of options	3 years	3 years	2 years
Annualized volatility	42.96%	50.39%	31.02%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2008		2007		2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	2,212,650	$ 4.69	1,595,980	$ 4.12	974,716	$ 4.16
Issued	-	-	1,470,200	5.01	748,450	4.05
Exercised	(926,150)	4.15	(526,500)	4.10	-	-
Expired	-	-	(327,030)	4.31	(127,186)	4.00

Outstanding, end of year	1,286,500	$ 5.07	2,212,650	$ 4.69	1,595,980	$ 4.12

The following share purchase warrants were outstanding and exercisable at January 31, 2008:

Number of Warrants	Exercise Price	Expiry Date

796,700	4.50	April 11, 2008 (all exercised subsequently)
489,800	6.00	July 28, 2008

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

8.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		2008		2007		2006
Paid to a:		Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end

director for investor relations		$ 227,153	$ 5,702	$ 125,624	$ 6,232	$ 41,279	$ 6,203
director for investor relations		182,000	14,579	120,500	9,024	78,000	19,349
director for consulting services	(a)	78,000	3,412	77,050	-	41,750	7,411
	(b)	-	-	-	-	1,375	-
spouse of a director	(c)	26,130	1,154	19,604	1,006	-	-
officer of the company	(d)	28,305	2,174	29,205	1,137	-	-
owed to a director for expenses		-	641	-	2,052	-	2,550
former director for consulting	(e)	-	-	-	23,000	2,400	-
	(f)	-	-	23,000	-	24,156	-
company controlled by a former common director	(e)	-	-	-	-	13,000	-
	(f)	-	-	-	-	12,800	-
former director for consulting	(e)	-	-	-	-	6,000	-
	(f)	-	-	-	-	17,200	-
accounting firm in which a partner was a former director	(g)	-	-	-	-	3,800	-

		$ 541,588	$ 27,662	$ 394,983	$ 42,451	$ 238,160	$ 35,513

a)

for project management services which have been capitalized to subcontracts on the Morrison claims

b)

for general consulting services in relation to activities not related to exploration

c)

for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

d)

for accounting and management services.

e)

for consulting or engineering services which have been capitalized to subcontracts on the Morrison claims

f)

for general consulting services in relation to activities not related to exploration

g)

for professional fees.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended January 31, 2008 were as follows:

a)

The Company recorded $325,812 of deferred exploration expense as accounts payable and $5,671 of deferred exploration expense as owing to related parties.

b)

The Company recorded $2,418 of amortization expense on property and equipment as deferred exploration costs.

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

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates (2008:34.1%; 2007:34.1%; 2006:38.6%) with the reported income tax recovery is as follows:

	2008	2007	2006

Loss for the year	$ (2,221,907)	$ (1,365,664)	$ (8,883,273)

Expected income tax (recovery)	$ (757,670)	$ (465,691)	$ (3,426,989)
Non-deductible items	425,626	183,280	3,246,033
Unrecognized benefit of non-capital losses and temporary differences	332,044	282,411	180,956

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets:
Property and equipment	$ 46,000	$ 37,000
Mineral property interests and deferred exploration costs	2,351,000	2,172,000
Non-capital losses carried forward	1,305,000	913,000

	3,702,000	3,122,000

Valuation allowance	(3,702,000)	(3,122,000)

Net future income tax assets	$ -	$ -

The Company has non-capital losses of approximately $3,827,000 available for deduction against future taxable income.  These losses, if not utilized will expire in years up to 2028 (see table following).  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

2009	$ 253,455
2010	446,886
2011	315,101
2015	438,676
2016	605,469
2027	808,472
2028	958,758

Total	$ 3,826,817

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

11.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

2009	$ 63,797
2010	16,072

Total	$ 79,869

The Company has entered into an operating lease agreement for a vehicle.  The annual lease commitment under the lease is as follows:

2009	$ 14,565
2010	9,710

Total	$ 24,275

12.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2008 and 2007, the Company’s assets are all located in Canada (Notes 4 and 6).

13.

CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 4) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also includes a claim for the return of the Morrison property.  The Company is of the view that the optionor has no right whatsoever to the Morrison property.  Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.  The Company had accrued a total of $200,000 as payable in regards to the Hearne Hill.  During the current fiscal year, the Company was advised that the application by the optionors of the Hearne Hill property to include the company’s Morrison property as part of their claim has been dismissed by the Supreme Court of British Columbia.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

14.

SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 796,700 common shares on exercise of warrants for total proceeds of $3,585,150 and issued 1,250 common shares on exercise of options for total proceeds of $6,562.  The Company has not issued any other stock or announced any private placements.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

15.

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2008			2007
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$5,675,798	$ -	$ 5,675,798	$ 4,230,891	$ -	$ 4,230,891
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	12,792,612	(12,792,612)	-	9,445,857	(9,445,857)	-
Property and equipment	35,793	-	35,793	49,643	-	49,643
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$23,455,303	$ (12,932,612)	$ 10,522,691	$ 18,677,491	$ (9,585,857)	$ 9,091,634

Current liabilities	$ 617,627	$ -	$ 617,627	$ 482,866	$ -	$ 482,866
Shareholders' equity	22,837,676	(12,932,612)	9,905,064	18,194,625	(9,585,857)	8,608,768

	$23,455,303	$ (12,932,612)	$ 10,522,691	$ 18,677,491	$ (9,585,857)	$ 9,091,634

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2008	2007	2006

Loss for the year, Canadian GAAP	$ (2,221,907)	$ (1,365,664)	$ (8,883,273)
Adjustments:
Write-off of mineral property interests	-	-	1,146,000
Write-off of deferred exploration costs	-	-	6,705,288
Mineral property interests	-	-	(100,000)
Deferred exploration costs	(3,346,755)	(2,308,174)	(1,469,143)
Contributed executive services	-	-	(39,000)

Loss for the year, United States GAAP	$ (5,568,662)	$ (3,673,838)	$ (2,640,128)

Basic and diluted loss per common share, United States GAAP	$ (0.59)	$ (0.45)	$ (0.42)

Weighted average number of common shares outstanding, United States GAAP	9,496,503	8,142,907	6,320,955

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2008	2007	2006

Net cash used in operating activities,
Canadian GAAP	$ (872,140)	$ (992,627)	$ (622,218)
Amortization	2,418	3,455	4,006
Mineral property interests and deferred exploration costs (net of recovery)	(3,203,270)	(2,374,517)	(1,271,052)
Exploration advances	-	89,013	192,237

Net cash used in operating activities, Unites States GAAP	(4,072,992)	(3,274,676)	(1,697,027)

Net cash provided by financing activities, Canadian GAAP
and Unites States GAAP	5,616,788	6,868,225	1,733,225

- Continued -

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows (cont'd…)

	2008	2007	2006
Continued...

Net cash used in investing activities, Canadian GAAP	(3,204,399)	(2,300,297)	(1,170,015)
Mineral property interests and deferred exploration costs (net of recovery)	3,200,852	2,282,049	1,018,559
Exploration advances	-	-	56,250
Net cash used in investing activities,
Unites States GAAP	(3,547)	(18,248)	(95,206)

Change in cash during the year	1,540,249	3,575,301	(59,008)

Cash, beginning of year	3,960,047	384,746	443,754

Cash, end of year	$ 5,500,296	$ 3,960,047	$ 384,746

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2008, 2007 and 2006.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, for fiscal year ended January 31, 2006, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $39,000.  Effective for the fiscal years ended January 31, 2008 and 2007, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures.  As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities.  Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

16.

NEW ACCOUNTING PRONOUNCEMENTS

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

Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400 “General Standards for Financial Statement Presentation”.  The standard outlines specific requirements for assessing and disclosing an entity’s ability to continue as a going concern.  Although the revised standard is not expected to impact the Company’s net earnings or financial position, there may be different and additional disclosure surrounding the Company’s going concern disclosure.

Financial instrument disclosure

In December 2006, the CICA approved Handbook sections 3862 “Financial Instruments Disclosure” and section 3863 “Financial Instruments Presentation”. These sections will require a complete set of disclosure and presentation requirements for financial instruments with increased emphasis on making disclosure more transparent and enhancing risk identification and discussion of how risks are managed. Although the revised standard will not impact the Company’s net earnings or financial position, there may be additional disclosure provided.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

16.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

Canadian pronouncements (cont'd…)

Convergence with International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada and the expected convergence with International Financial Reporting Standards (“IFRS”) by the end of 2011.  On February 13, 2008 the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS).  The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

Capital Disclosures

In December 2006, the CICA approved Handbook section 1535 “Capital Disclosures” with outlines new required disclosure of specific information about an entity’s objective, policies and processes for managing capital. Although the revised standard will not impact the Company’s net earnings or financial position, there will be additional disclosure provided.

United States pronouncements

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

FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, amends Financial Accounting Standard Board (FASB) interpretation No.48, Accounting for Uncertainty in Income Tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

In September 2006, FASB issued SFAS No. 157 ("SFAS 157”), "Fair Value Measurements."  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

#

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2008 and 2007

16.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008.  The Company is currently evaluating the impact that FAS 159 will have on its consolidate

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: July 29, 2008

Signed:/s/  Gregory Anderson

Gregory Anderson,

President and CEO

#