Form 20-F
period 2009-01-31
Pacific Booker Minerals Inc.
filed 2009-07-28
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2009

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           11,400,289

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

Index to Exhibits on Page 72

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

The Company’s auditor for the fiscal 2009 and 2008 ended January 31 was Cinnamon Jang Willoughby & Company, Chartered Accountants, Suite 900 - 4720 Kingsway, Burnaby, British Columbia, Canada, V5H 4N2. The Company’s prior auditor for fiscal 2007 and prior years was Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6. There were no disagreements between the Company and Davidson & Company, LLP.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Year 2009 and 2008 ended January 31 were derived from the financial statements audited by Cinnamon Jang Willoughby & Company, Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The Financial Statements for the Year Ended January 31, 2007 was derived from the financial statements of the Company which were audited by Davidson & Company LLP, Chartered Accountants. The financial statements for the years ended January 31, 2006 and 2005 were also audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 18 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/09	1/31/08	1/31/07	1/31/06	1/31/05

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,230)	($2,222)	($1,365)	($8,883)	($903)
Net Income (Loss) Per Share	($0.20)	($0.23)	($0.17)	($1.41)	($0.16)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	11,025	9,497	8,142	6,320	5,714
Working Capital	$6,144	$5,058	$3,748	$11	($456)
Mineral Properties	$22,439	$17,625	$14,278	$11,970	$18,072
Long-Term Debt	Nil	Nil	Nil	$1,500	$1,500
Shareholder’s Equity	$28,729	$22,838	$18,194	$10,654	$16,207
Total Assets	$29,766	$23,455	$18,677	$12,675	$18,945

US GAAP Net Loss	($7,044)	($5,569)	($3,712)	($2,640)	($1,575)
US GAAP Loss Per Share	($0.64)	($0.59)	($0.46)	($0.42)	($0.28)
US GAAP Wtg. Avg. Shares	11,025	9,497	8,142	6,320	5,714
US GAAP Equity	$10,982	$9,905	$8,608	$3,376	$2,647
US GAAP Total Assets	$12,020	$10,523	$9,091	$5,397	$5,385
US GAAP Mineral Properties	$4,693	$4,693	$4,693	$4,693	$4,512

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/08	$1.07	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.02	$1.16	$0.95	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20

Three Months Ended 6/30/09		$1.26	$1.08	$1.16
Three Months Ended 3/31/09		$1.30	$1.18	$1.26
Three Months Ended 12/31/08		$1.30	$1.06	$1.22
Three Months Ended 9/30/08		$1.08	$1.00	$1.06

Three Months Ended 6/30/08		$1.03	$0.98	$1.02
Three Months Ended 3/31/08		$1.03	$0.97	$1.03
Three Months Ended 12/31/07		$1.02	$0.92	$0.99
Three Months Ended 9/30/07		$1.08	$1.00	$1.00

Three Months Ended 6/30/07		$1.16	$1.06	$1.06
Three Months Ended 3/31/07		$1.19	$1.15	$1.15
Three Months Ended 12/31/06		$1.17	$1.12	$1.17
Three Months Ended 9/30/06		$1.14	$1.11	$1.12

June 2009		$1.16	$1.08	$1.16
May 2009		$1.19	$1.10	$1.10
April 2009		$1.26	$1.19	$1.19
March 2009		$1.30	$1.22	$1.26
February 2009		$1.27	$1.22	$1.27
January 2009		$1.27	$1.18	$1.24

The exchange rate was $1.16 at noon on June 30, 2009.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2009, the end of the Company’s most recent fiscal year, the Company had a deficit of $19,555,490. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

As a “Foreign Private Issuer”, the Company is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. As a Foreign Private Issuer, the Company’s officers, directors and principal shareholders are exempt from Exchange Act Section 16’s short-swing insider disclosure and profit recovery provisions. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through October 31, 2010. The terms of rent are as follows:

February 1, 2009 to January 31, 2010	$74,295
February 1, 2010 to October 31, 2010	$57,933

The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the NYSE Amex Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2009, the end of the most recent fiscal year, there were 11,400,289 common shares issued and outstanding.

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

On August 7, 2007, the Company’s common shares began trading on the NYSE Amex (formerly the American Stock Exchange) under the symbol “PBM”.

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

The project is at the exploration stage and does not contain proven mineral reserves, but has completed a Full Feasibility Study.

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

Fieldwork resumed in January 2005 after a winter break. 4 large (PQ) diameter drill holes totaling 700 meters were drilled as part of the metallurgical test program.  These holes were twinned from smaller holes drilled between 1998 and 2002 and were designed to obtain representative bulk samples of potential mill feed material.  Process Research Associates of Vancouver was retained to conduct the material test program including comminution and flotation tests on these samples in order to determine an optimal ore treatment process.  The testwork indicated the metallurgy of the deposit was relatively straightforward.  The results will be reviewed to establish a metallurgical database which will be used to establish design criteria in conjunction with other test work to determine potential mining and resource estimates.  The design criteria will also be used to develop preliminary capital and operating cost estimates at a range of potential rates of tonnes mined to enable optimization of the proposed mine.  These cost estimates are critical components of establishing a mine cut-off grade, optimized mill throughput and the overall mining plan. Following the review of the optimization studies, design activities for the mill and concentrator plant will proceed. Core from the metallurgical drill holes are also used for Acid Rock draining studies. Waste rock intersected in two holes is being used in humidity cell tests, which are used to determine the long term effects of the environment on the waste rock materials in regards to future potential environmental impact.

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

A drill program was completed during the winter of 2005 to finalize ore delineation and to determine geo-technical criteria for the design of the pit. Detailed design of the pit and updated mineral resource estimates will be completed which incorporate the drilling results.  On October 14, 2005, a “Draft Terms of Reference” document was developed and submitted to the British Columbia Environmental Assessment Office (“BCEAO”) for an Application for an Environmental Assessment Certificate for the construction, operation, maintenance, decommissioning and reclamation of an open-pit mine on the Morrison property.  The final “Terms of Reference” document was developed in consultation with government agencies, First Nations, and the public.  A revised Project Description was also submitted to the British Columbia Environmental Assessment Office.

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

During fiscal 2007, work on the project included:

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

Fiscal 2009 Work

Work on the full Feasibility Study and the environmental assessment continued during Fiscal 2009 and was completed early in Fiscal 2010.  Nilsson Mine Services finalized the mine plan based on the four year trailing average metal prices of Copper $2.75, Gold $658.32 and Molybdenum $29.23, resource reserves, haulage costs, and pit optimization.  As a result of the increase in the mineable reserve, the plan for disposal of Waste Rock (PAG/NAG) was revised.  The revised plan is to store the waste rock near the Open Pit rather than inside the Tailings Storage Facility to reduce both Capital and Operating Costs, requiring a revision of the General Site Arrangement including the relocation of the primary crusher, process plant, on-site administration facilities, waste rock storage, low-grade ore stock-pile and organic material storage.  Also required was a Geotechnical, Hydrogeology and Condemnation Drill program; and test-pitting program, including : the drilling of four geotechnical and six water monitoring drill holes in the proposed plant site, waste storage and low grade ore stockpile areas; one condemnation drill hole in the plant site area; seven test-pits for soil characterization in the open pit area; and fourteen test-pits in the proposed plant site, waste rock storage, low grade ore stock pile, and over-burden storage areas; and an update of the Capital and Operating costs.  The Feasibility Study was completed by Wardrop Engineering Ltd. (a Tetra Tech Company), on March 12, 2009. The study describes the scope, design features and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill.  Updated Project Description was completed and submitted to British Columbia Environmental Assessment Office in September 2008.  During the fiscal year, meetings and communication with key government people and agencies (including Hon. Gordon Hogg, Minister of State for Mining (MEMPR); John Cavanagh, Assistant Deputy Minister (EAO, MEMPR) and Robin Junger, Associate Deputy Minister Environment) continued.

On November 9, 2008, the Company and the Lake Babine Nation (“LBN”) signed a Capacity Funding agreement for the LBN to participate in the Environmental Assessment and for community engagement.  On December 30, 2008, in response to an unexpected and allegedly defamatory press release issued by Chief Betty Patrick on October 14, 2008, the Company filed a Statement of Claim against the Lake Babine Nation (“LBN”). The Company requested a public retraction of the press release but no response was received from the LBN. The Company is continuing forward with providing the LBN with capacity funding to enable effective consultations in the environmental assessment process, as well as developing a communications protocol.

For the fiscal year ended January 31, 2009, the Company incurred $4,813,818 in expenditures on the Morrison property.

Anticipated Fiscal 2010 Work

During Fiscal 2010 (ending January 31, 2010), the Company has completed the Final Terms Of Reference for an Environmental Assessment Certificate application (issued by the British Columbia Environmental Assessment Office, on May 22, 2009), participated in working group meetings (held May 14-15, 2009) to communicate mine closure plans, ML-ARD studies and cumulative effects assessments to government agencies.  On-site monitoring of air quality, water quality, groundwater and fisheries continues for permitting purposes.  The Company expects to complete the EA Application submission in Q3 2009 with expected Environmental Assessment Certificate received in Q2 2010, and operations to start 30 months later. The Company also plans to initiate survey of the site for the Mine Lease; obtain surface right to Morris claims in Tailings Storage Facility initiate the Transport Canada Section 23 Exemption to Navigable Waters Protection Act for draining Booker Lake and ponds in area of Open Pit; Transmission Line Management Plan and License of Occupation application; apply for Road Use Permits and Licenses to Cut (Ministry Of Forests). Initiate communications regarding Mine Permit (MEMPR); Water License (MOE); Metal Mining Effluent Regulations (MMER, required for Tailings Storage Facility); and possible fisheries trigger and compensation (DFO); provide the required information sent to Natural Resources Canada for determination of possible trigger under Explosives Act.  Continue consultation and relations building with Lake Babine Nation (LBN); arrange Project Financing, tender an Engineering, Procurement and Construction Contract, conclude a Marketing Agreement and continue with other First Nations, and Government and Community Relations.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ended January 31, 2010 will be CDN$2,500,000.

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

During fiscal 2007, the Company was named in an action filed with the British Columbia Supreme Court by Lorne Spence, one of the original optionors of the Hearne Hill property. Mr. Spence’s action sought the return of certain mineral claims, or unspecified damages in the alternative.  Mr. Spence also sought to include the return of the Company’s Morrison property as part of the suit. In June 2007, the Supreme Court of British Columbia dismissed the application to include the Morrison property. On April 20, 2009, the Company announced that a settlement had been reached in the action filed against the Company in the BC Supreme Court.  Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

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

In December 1992, Pacific Booker optioned the Hearne Hill property.  In 1993, the Company began its exploration at Hearne Hill with a magnetometer survey, geological mapping, trenching and follow-up percussion drilling.  From 1993 to 1997, the Company completed several phases of exploration on the property, including drilling 143 diamond drill holes.  The Company was successful in discovering the higher-grade Chapman and Bland zones, as well as the lower grade porphyry envelope.  In 1997, the Company engaged Giroux Consultants to prepare a preliminary resource estimate for the project.  Additional drilling will be necessary in order to upgrade the indicated resource to the Proven category for a feasibility study.  Since 1997, Pacific Booker has concentrated most of its exploration efforts on the adjacent Morrison property.  Because the Company is currently focused on the feasibility study at Morrison and the Hearne Hill resource has not been determined to be economic, management wrote down the remaining value of the Hearne Hill property during the fiscal year ended January 31, 2006.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 18 to the financial statements for the fiscal year ended January 31, 2009.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.22 as of January 31, 2009.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2009, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

The Company typically contracts with outside suppliers for the majority of its exploration work.  In order to ensure the availability of these contractors, the Company in the past has maintained cash deposits with some of these suppliers as an advance against anticipated payments for exploration work performed.  The Company accounts for these payments when made as Exploration Advances on its balance sheet.  As these contractors perform the exploration work, the amounts of the advances are deducted from any amounts owed to the contractors and are recorded by the Company as deferred exploration costs.

Results of Operations

Year Ended 1/31/2009 vs. Year Ended 1/31/2008

During the year, the Company continued work on the feasibility study on the Morrison project.

The net loss for the year ended January 31, 2009 was ($2,229,730), or ($0.20) per share, compared to a loss of ($2,221,907), or ($0.23) per share for the year ended January 31, 2008.  The higher loss in the current year included an increase in Stock-based Compensation expense of ($1,738,125) compared to ($1,248,170) in the prior year, with the increase due to additional stock options granted during the year; A decrease in Investor Relations - Related Party to ($261,371) from ($409,153) was due to a one-time bonus paid in Fiscal 2008 to the directors directly involved in the raising of funds;  The Company recorded a gain on settlement of pending litigation ($200,000) in regards to the provision for the Hearne Hill legal suit which was settled without requiring payment of the provided for amount.  Shareholder information and promotion rose to ($198,132) from ($89,029) due to increased promotional activity and media costs.  Professional Fees increased to ($226,221) from ($162,835) due to the higher legal fees related to the Hearne Hill property suit and the Lake Babine Nation issues; Foreign Exchange changed to a gain ($221,519) from a loss ($50,217) due to favorable changes in the Canadian/$US dollar exchange rates; Wages and Benefits decreased to ($6,122) from ($49,354) due to the departure one employee and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants, and employees in fiscal 2008.  Filing and Transfer Agent Fees, Office and Miscellaneous, Office rent, Telephone and Travel costs all remained about the same as in Fiscal 2008.

Interest income for the year was $173,848 which was lower than the $209,308 recorded in the prior fiscal year due to the decrease in the prime interest rate during the current year.  All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2009, the end of the most recent fiscal year, was $6,143,748.  Subsequent to the year end through July 1st, the Company has not issued any common shares pursuant to the exercise of warrants or pursuant to the exercise of stock options.  Combined with the Company’s working capital as of January 31, 2009, the funds raised by the anticipated exercises of options are expected to be sufficient for the fiscal 2010 budgeted amounts of $2,500,000 for the ongoing work on the Morrison project and fiscal 2010’s estimated General and Administrative expenses of $2,500,000.

Although the Company currently has sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2010, the Company has no cash flow from operations, and additional funds will be required for fiscal 2011. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

Additional funding will be necessary to fund any development.  Specific funding requirements are dependent upon the mine plans of the feasibility study and at this time management cannot predict the amount of funds needed or the timing of any equity and/or debt financings.

The Company has financed its operations through the issuance of common shares. The following private placements have been completed in the last 5 fiscal years.

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2005	Private Placement	300,000	$ 3.85	$ 1,155,000
	Private Placement	23,000	4.00	92,000
	Private Placement	115,000	4.00	460,000
	Private Placement	82,500	4.00	330,000
	Private Placement	77,030	4.15	319,674

2006	Private Placement	228,000	$ 4.15	$ 946,200
	Private Placement	520,450	$ 4.00	2,081,800

2007	Private Placement	970,200	$ 4.00	$ 3,880,800
	Private Placement	500,000	$ 5.00	$ 2,500,000

2008	None	Nil	Nil	Nil

2009	None	Nil	Nil	Nil

Year Ended January 31, 2009

The Company’s Working Capital as of January 31, 2009 was $6,143,748.  During the year, Operating Activities used cash of ($614,664).  In addition to the fiscal year’s net loss of ($2,229,730), other non-cash charges included Stock-based Compensation of ($1,738,125) and Amortization of $10,970.  Changes in non-cash working capital items included decrease in Receivables of ($15,017), increase in amounts owing to related parties which provided cash of ($1,000), decrease in Prepaids and Deposits of $7,129, and increase in Accounts Payable and Accrued Liabilities of $42,825.  Investing Activities used cash of ($4,240,665), which included cash used for Deferred Exploration of ($4,236,291) and Purchase of Equipment, Vehicles or Furniture of ($4,374).  Financing Activities provided cash of $6,382,712, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 1,296,450 common shares. 101,250 common shares were issued pursuant to the exercise of stock options for proceeds of $406,562, and 1,195,200 common shares were issued pursuant to the exercise of warrants for proceeds of $5,976,150.

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2009, 2008 and 2007.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, for fiscal year ended January 31, 2006, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $39,000.  Effective for the fiscal years ended January 31, 2009, 2008 and 2007, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

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

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2009, particularly Note 18, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 18 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.22 as of January 31, 2009.

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

Tabular Disclosure of Contractual Obligations

The Company currently owns a 100% interest in the Morrison Property.  The Company’s remaining contractual obligation to Falconbridge is to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Falconbridge on or before commencement of commercial production as discussed under “Off-balance Sheet Arrangement” above.

The Company leases its Vancouver office, which runs through October 31, 2010.  The Company also leases a vehicle which runs until October 26, 2009.

Table No. 5

Contractual Obligations

As of February 1, 2009

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$141,938	$84,005	$57,933	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 6/29/09 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual and Extra-Ordinary General Meeting of Shareholders held on June 1, 2009, all the Directors were reelected for the next year. All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	53	June 24, 2005
William Deeks	76	March 17, 1997
Mark Gulbrandson	56	June 24, 2005
John J. Plourde	66	December 30, 1999
Dr. Dennis Simmons	57	November 29, 2006
Erik Tornquist	61	June 24, 2005
William F. Webster	65	June 24, 2005

Table No. 7 lists, as of 6/29/09, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	53	June 24, 2005
Ruth Swan	Chief Financial Officer	52	April 20, 2006

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

Ruth Swan was named Chief Financial Officer of the Company on April 20, 2006. She has over 25 years of bookkeeping experience, with more than 20 years in the resource sector.  She has operated a bookkeeping service since 1986 and since 1996 has provided bookkeeping & financial reporting services to Pacific Booker, and spends approximately 60% of her time on the Company’s affairs.

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

Erik A. Tornquist is an Applied Science Technologist with over 30 years of experience in Natural Gas Operations, Engineering, International Project Management, Human Resources and Training.  He has held various management positions with Terasen Gas and Terasen International, most recently as Vice-President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman.  Mr. Tornquist has completed the PUBCO course for establishing and managing public companies at Simon Fraser University.  He is currently working on the Company’s Morrison project, and devotes approximately 100% of his time to the Company’s affairs.

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

At the Company’s Annual and Extra-Ordinary General Meeting of Shareholder’s held on June 1, 2009, shareholders approved the adoption of the Company’s new Stock Option Plan dated June 1, 2009 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2009 2008 2007	None None None	92,500 76,800 35,000	None None None	$129,371 (1) $227,153 $125,624

William Deeks Chairman and Director	2009 2008 2007	None None None	70,000 49,900 22,000	$3,500 $3,500 $4,500	None None None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2009 2008 2007	None None None	10,030 11,827 50,000	N/A N/A N/A	$ 29,873 (2) $ 28,305 $ 29,205

Michael Mews Former Chief Financial Officer and Corporate Secretary	2007	None	None	N/A	$ 23,000 (3)

John Plourde, Director	2009 2008 2007	None None None	92,500 76,800 35,000	None None None	$132,000 (4) $182,000 $120,000

Mark Gulbrandson, Director	2009 2008 2007	None None None	70,000 49,900 22,000	$3,000 $3,000 $4,500	None None None

Dr. Dennis Simmons, Director	2009 2008 2007	None None None	70,000 49,900 100,000	$3,000 $2,500 $ 500	None None None

Erik Tornquist, Director	2009 2008 2007	None None None	92,500 76,800 35,000	None None None	$ 88,500 (5) $ 78,000 $ 77,050

William Webster, Director	2009 2008 2007	None None None	70,000 49,900 22,000	$3,500 $3,500 $4,500	None None None

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

No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has one employee and 2 executive officers. The Company’s employee is a Reception/Office Assistant in the Vancouver office who provides reception and clerical assistance.

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

Table No. 9 lists, as of 6/30/2009, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	434,400	3.73%
Common	Ruth Swan (2)	102,965	0.90%
Common	William Deeks (3)	288,900	2.49%
Common	Mark Gulbrandson (4)	498,996	4.30%
Common	John Plourde (5)	743,679	6.37%
Common	Dennis Simmons (6)	670,804	5.79%
Common	Erik Tornquist (7)	348,820	2.99%
Common	William Webster (8)	386,310	3.33%

	Total Directors/Officers	3,474,874	26.51%

(1)

Of these shares, 244,612 represent currently exercisable share purchase options. An additional 34,688 options have been granted but not yet vested.

(2)

Of these shares, 88,095 represent currently exercisable share purchase options. An additional 3,762 options have been granted but not yet vested.

(3)

Of these shares, 215,650 represent currently exercisable share purchase options. An additional 26,250 options have been granted but not yet vested.

(4)

Of these shares, 215,650 represent currently exercisable share purchase warrants. An additional 26,250 options have been granted but not yet vested.

(5)

Of these shares, 274,612 represent currently exercisable share purchase options. An additional 34,688 options have been granted but not yet vested.

(6)

Of these shares, 181,150 represent currently exercisable share purchase options. An additional 38,750 options have been granted but not yet vested.

(7)

Of these shares, 269,612 represent currently exercisable share purchase options. An additional 34,688 options have been granted but not yet vested.

(8)

Of these shares, 215,650 represent currently exercisable share purchase options. An additional 26,250 options have been granted but not yet vested.

#   Based upon 11,400,289 shares outstanding as of 6/30/09 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/30/09, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	743,679	6.37%
Common	Dennis Simmons (2)	670,804	5.79%

(1)

Of these shares, 274,612 represent currently exercisable share purchase options. An additional 34,688 options have been granted but not yet vested.

(2)

Of these shares, 181,150 represent currently exercisable share purchase options. An additional 38,750 options have been granted but not yet vested.

Based on 11,400,289 shares outstanding as of 6/30/2009 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $129,371 (2008 - $127,153; 2007 - $125,624) for investor relations activities.  During Fiscal 2008, he also received a $100,000 bonus.

Erik Tornquist, Director, was paid $88,500 (2008 - $78,000; 2007 - $77,050) for consulting services on the Morrison Project.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $28,281 (2008 - $26,130; 2007 - $19,604) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 (2008 - $132,000; 2007 - $120,500) for Investor Relations activities.  During Fiscal 2008, he also received a $50,000 bonus.

Michael Mews, former Chief Financial Officer and Corporate Secretary, was paid $Nil (2008 - $Nil; 2007 - $23,000) for general consulting work.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Cinnamon Jang Willoughby & Company, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2009, other than described below:

During Fiscal 2010 (up to and including July 1st), the Company has issued no common shares pursuant to the exercise of warrants or pursuant to the exercise of stock options.

Item 9.  Offer and Listing of Securities

As of January 31, 2009, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 11,400,289 shares issued and outstanding as of June 30, 2009.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/30/09, the shareholders' list for the Company's common shares showed 141 registered shareholders, including depositories, and 11,400,289 shares issued and outstanding. Of the total shareholders, 76 are resident in Canada holding 7,724,645 common shares representing 67.76% of the total shares outstanding; 64 shareholders are resident in the United States holding 3,635,644, or 31.89% of the total shares outstanding; and 1 shareholder is resident in other nations, holding 40,000 common shares, or 0.35% of the total shares outstanding.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”, and on the NYSE Amex Stock Exchange in New York, New York, under the symbol “PBM”. The CUSIP number is 69403R108.

Table No. 11a lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last twelve fiscal quarters. There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

June 2009	$5.93	$5.05	$5.40
May 2009	$5.80	$5.01	$5.80
April 2009	$6.14	$5.40	$5.90
March 2009	$7.20	$5.80	$6.40
February 2009	$7.25	$6.60	$7.08
January 2009	$6.70	$4.40	$6.70

Three Months Ended 4/30/09	$7.25	$5.40	$5.90
Three Months Ended 1/31/09	$6.70	$3.87	$6.70
Three Months Ended 10/31/08	$7.04	$3.23	$4.15
Three Months Ended 7/31/08	$8.87	$6.20	$6.85

Three Months Ended 4/30/08	$11.10	$8.25	$8.75
Three Months Ended 1/31/08	$12.09	$9.50	$10.70
Three Months Ended 10/31/07	$13.00	$9.75	$11.50
Three Months Ended 7/31/07	$12.21	$9.10	$11.15

Three Months Ended 4/30/07	$12.30	$7.40	$12.10
Three Months Ended 1/31/07	$8.50	$7.05	$8.10
Three Months Ended 10/31/06	$8.80	$6.00	$7.40
Three Months Ended 7/31/06	$8.72	$4.80	$6.90

Fiscal Year Ended 1/31/09	$11.10	$3.23	$6.70
Fiscal Year Ended 1/31/08	$13.00	$7.40	$10.70
Fiscal Year Ended 1/31/07	$8.80	$3.95	$8.10
Fiscal Year Ended 1/31/06	$4.75	$3.20	$4.40
Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86

Table No. 11b lists the volume of trading and high, low and closing sales prices on the American Stock Exchange for the Company's common shares since its listing on August 8, 2007.

Table No. 11b

NYSE Amex Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

June 2009	$ 5.99	$ 4.50	$ 4.50
May 2009	$ 5.25	$ 4.25	$ 5.25
April 2009	$ 5.27	$ 4.38	$ 4.65
March 2009	$ 5.94	$ 4.65	$ 5.27
February 2009	$ 5.76	$ 4.80	$ 5.48
January 2009	$ 5.61	$ 3.60	$ 5.61

Three Months Ended 4/30/09	$ 5.94	$ 4.38	$ 4.65
Three Months Ended 1/31/09	$ 5.61	$ 2.71	$ 5.61
Three Months Ended 10/31/08	$ 6.91	$ 2.20	$ 3.49
Three Months Ended 7/31/08	$ 9.20	$ 5.40	$ 6.60
Three Months Ended 4/30/08	$11.00	$ 7.40	$ 8.60
Three Months Ended 1/31/08	$12.60	$ 9.52	$10.75
Three Months Ended 10/31/07	$12.70	$ 9.80	$12.00

Fiscal Year Ended 1/31/09	$11.00	$ 2.20	$ 5.61
Fiscal Year Ended 1/31/08	$12.70	$ 9.52	$10.75

Table No. 12 lists, as of 6/30/09, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
No Warrants Outstanding

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

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

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

United States Market

The Company’s common shares trade on the NYSE Amex Exchange under the symbol “PBM”. The shares began trading on the American Exchange on August 8, 2007.

LEGAL PROCEEDINGS

In April 2006, the Company was served with notice that a suit was filed against the Company in the British Columbia Supreme Court for breech of contract by Lorne Spence, an original optionor of the Hearne Hill property to the Company.  Mr. Spence's action seeks the return of certain mineral claims, or unspecified damages in the alternative.  Mr. Spence also sought to include the return of the Company’s Morrison property as part of the suit.  In June 2007, the Supreme Court of British Columbia dismissed the application to include the Morrison property.  On April 20, 2009, the Company announced that a settlement had been reached with certain optionors of mineral claims in the Hearne Hill area, who had commenced an action against the Company in the BC Supreme Court in April 2006.  Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

In December 2008, the Company submitted a Statement of Claim against the Lake Babine Nation in response to the October 14, 2008 unexpected, damaging and allegedly defamatory press release by Chief Betty Patrick of the Lake Babine Nation (“LBN”), which followed a letter received by fax in regards to a consultation meeting received less than one hour earlier.  This press release was distributed to a wide array of investment and media outlets on the internet.  PBM requested a public retraction of the press release but no response was received from the LBN.  The Company’s Board saw no way out of the dilemma created by the LBN press release other than to leave the defamation and damages issues to the courts and otherwise act in good faith to consult with the LBN in the ongoing environmental assessment process.  In March 2009, the LBN submitted a Statement of Defence to the court.

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

During Fiscal 2009 ended January 31, 2009, the Company issued 1,195,200 common shares pursuant to the exercise of warrants for proceeds of $5,976,150, and issued 101,250 common shares pursuant to the exercise of stock options for proceeds of $406,562.  There were no private placements completed during Fiscal 2009.

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

During Fiscal 2005 ended January 31, 2005, the Company sold flow-through common shares for proceeds of $25,024. No flow-through common shares were sold in fiscal 2006, 2007, 2008, or 2009 ended January 31.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual and Extra-Ordinary Meeting held on June 1, 2009, Shareholders approved a new Stock Option Plan dated June 1, 2009 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,280,058 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The term of the options will be determined by the board, but in any case must be no more than ten years from the date of grant.  Options are not transferable other than by will or the laws of descent and distribution.  If an optionee ceases to be an eligible person for any reason whatsoever, other than death or disability, the option (to the extent that it has vested at the time of termination) will terminate at the end of the period of time permitted for exercise of the Option (such period of time to not be in excess of six months), to be determined by the Board at the time of the grant of an Option, and be of no further force and effect.  If an optionee dies or is disabled, the optionee (or the legal representative of the optionee) may exercise the option (to the extent that it has vested) until the earlier of the first anniversary of the date of death or disability and the option’s expiration date.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/29/2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	75,000 35,000 54,300 22,500 92,500	75,000 35,000 54,300 22,500 57,812	$3.87 $5.25 $11.00 $11.55 $7.81	October 13, 2009 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

Ruth Swan, Chief Financial Officer	10,000 10,000 50,000 10,000 1,827 10,030	10,000 10,000 50,000 10,000 1,827 6,268	$3.87 $4.00 $6.20 $11.00 $11.55 $7.81	October 13, 2009 October 4, 2010 April 20, 2011 July 3, 2012 July 30, 2012 June 23, 2013

John Plourde, Director	105,000 35,000 54,300 22,500 92,500	105,000 35,000 54,300 22,500 57,812	$3.87 $5.25 $11.00 $11.55 $7.81	October 13, 2009 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

William Deeks, Director	50,000 50,000 22,000 34,300 15,600 70,000	50,000 50,000 22,000 34,300 15,600 43,750	$3.87 $4.00 $5.25 $11.00 $11.55 $7.81	October 13, 2009 October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

Mark Gulbrandson, Director	100,000 22,000 34,200 15,700 70,000	100,000 22,000 34,200 15,700 43,750	$4.00 $5.25 $11.00 $11.55 $7.81	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

Dennis Simmons, Director	100,000 34,300 15,600 70,000	87,500 34,300 15,600 43,750	$7.00 $11.00 $11.55 $7.81	November 29, 2011 July 3, 2012 July 30, 2012 June 23, 2013

Erik Tornquist, Director	100,000 35,000 54,300 22,500 92,500	100,000 35,000 54,300 22,500 57,812	$4.00 $5.25 $11.00 $11.55 $7.81	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

William Webster, Director	100,000 22,000 34,300 15,600 70,000	100,000 22,000 34,300 15,600 43,750	$4.00 $5.25 $11.00 $11.55 $7.81	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013

Total Officers and Directors (8 persons)	1,930,357
Total Employees and Consultants (6 persons)	135,000
Total Officers/Directors/Employees And Consultants	2,065,357

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

3.

Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.

4.

Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of January 31, 2009.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at January 31, 2009, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company Fiscal 2006 20-F Annual Report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Cinnamon Jang Willoughby & Company, Chartered Accountants, for Fiscal 2009 and 2008.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2009	Fiscal Year Ended January 31, 2008

Audit Fees	$ 36,750	$ 35,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	752
Total	$ 36,750	$ 35,752

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 18 to the financial statements.

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

Audited Financial Statements

Independent Auditors Report, dated March 19, 2009

Balance Sheets at January 31, 2009 and 2008

Statements of Operations for the years ended January 31, 2009, 2008, and 2007.

Statements of Cash Flows for the years ended January 31, 2009, 2008, and 2007.

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

3.

Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.

4.

Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated June 1, 2009 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

#

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2009

AUDITORS' REPORT

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the balance sheets of Pacific Booker Minerals Inc. (the “Company”) as at January 31, 2009 and 2008 and the statements of operations and cash flows for the years ended January 31, 2009, 2008 and 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended January 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, BC, Canada

March 19, 2009

Comments by Independent Registered charted Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, the standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory note when there are differences in accounting principles that have a material effect on the comparability of the Company’s financial statements.  Application of accounting principles generally accepted in the United States would have affected deferred  exploration costs and shareholders’ deficiency as at January 31, 2009 and 2008 and the results of operations for the years then ended to the extent summarized in Note 18 to the financial statements.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby BC, Canada

March 19, 2009

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International.  A world-wide organization of accounting firms and business advisors

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2009	2008

ASSETS

Current
Cash and cash equivalents	$ 7,027,679	$ 5,500,296
Receivables	125,448	140,465
Prepaid expenses and deposits	27,908	35,037

	7,181,035	5,675,798

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	17,606,430	12,792,612
Equipment, vehicles and furniture (Note 7)	27,505	35,793
Reclamation deposits	118,600	118,600

Total assets	$ 29,766,070	$ 23,455,303

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 1,008,933	$ 589,965
Amounts owing to related parties (Note 9)	28,354	27,662

	1,037,287	617,627

Shareholders' equity
Capital stock (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
11,400,289 common shares (2008 – 10,103,839)	44,258,085	37,795,014
Contributed surplus (Note 8)	4,026,188	2,368,422
Deficit	(19,555,490)	(17,325,760)

	28,728,783	22,837,676

Total liabilities and shareholders’ equity	$ 29,766,070	$ 23,455,303

Nature and continuance of operations (Note 1)

Commitment (Note 12)

Contingency (Note 16)

Subsequent events (Note 17)

On behalf of the Board:

“William Deeks”	“Gregory Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2009	2008	2007

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 10,970	$ 14,979	$ 15,928
Consulting fees	3,928	15,773	6,469
Consulting fees – related party (Note 9)	-	-	23,000
Directors fees	13,000	12,500	14,000
Filing and transfer agent fees	85,441	84,144	62,261
Foreign exchange (gain)loss	(221,519)	50,217	34,823
Gain on settlement of debt	-	-	(50,000)
Gain on settlement of pending litigation	(200,000)	-	-
Interest income	(173,848)	(209,308)	(139,136)
Investor relations fees	5,587	4,703	73,140
Investor relations – related party (Note 9)	261,371	409,153	246,124
Loss on sale of equipment	-	-	3,786
Office and miscellaneous	96,996	109,971	77,615
Office rent	73,889	70,421	67,930
Professional fees (Note 9)	226,221	162,835	151,792
Shareholder information and promotion	198,132	89,029	117,964
Stock-based compensation (Note 8)	1,738,125	1,248,170	587,478
Telephone	18,394	16,592	15,994
Travel	86,921	93,374	50,414
Wages and benefits	6,122	49,354	6,082

Loss before other items	(2,229,730)	(2,221,907)	(1,365,664)

Loss for the year	$ (2,229,730)	$ (2,221,907)	$ (1,365,664)

Basic and diluted loss per common share	$ (0.20)	$ (0.23)	$ (0.17)

Weighted average number of common shares outstanding	11,025,478	9,496,503	8,142,907

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,229,730)	$ (2,221,907)	$ (1,365,664)
Items not affecting cash:
Amortization	10,970	14,979	15,928
Loss on asset disposal	-	-	3,786
Stock-based compensation	1,738,125	1,248,170	587,478
Gain on settlement of debt	-	-	(50,000)
Gain on settlement of pending litigation	(200,000)	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	15,017	(3,775)	(98,494)
(Increase) decrease in prepaids and deposits	7,129	99,117	(113,795)
Increase (decrease) in accounts payable and accrued liabilities	42,825	9,801	9,781
Increase (decrease) in amounts owing to related parties	1,000	(18,525)	18,353

Net cash used in operating activities	(614,664)	(872,140)	(992,627)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	6,382,712	5,616,788	8,318,225
Share subscriptions received in advance	-	-	-
Repayment of long term debt	-	-	(1,450,000)

Net cash provided by financing activities	6,382,712	5,616,788	6,868,225

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(4,236,291)	(3,200,852)	(2,282,049)
Proceeds from sale of equipment	-	-	467
Purchase of equipment, vehicles or furniture	(4,374)	(3,547)	(18,715)

Net cash used in investing activities	(4,240,665)	(3,204,399)	(2,300,297)

Change in cash and cash equivalents during the year	1,527,383	1,540,249	3,575,301

Cash and cash equivalents, beginning of year	5,500,296	3,960,047	384,746

Cash and cash equivalents, end of year	$ 7,027,679	$ 5,500,296	$ 3,960,047

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

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

	2009	2008

Working capital	$ 6,143,748	$ 5,058,171
Deficit	(19,555,490)	(17,325,760)

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

JANUARY 31, 2009 and 2008

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

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2009 and 2008.

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

JANUARY 31, 2009 and 2008

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

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2009 do not include the nil (2008 – 1,286,500; 2007 – 2,212,650) warrants outstanding and the 2,065,357 (2008 – 1,564,077; 2007 – 1,471,500) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

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

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the year ended January 31, 2009 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

3.

FINANCIAL INSTRUMENTS

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

(a)  Held-for-trading

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

(b)  Held-to-maturity

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

JANUARY 31, 2009 and 2008

3.

FINANCIAL INSTRUMENTS (cont'd…)

(c)  Loans and receivables

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

(d)  Available-for-sale

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

The company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.  Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

(e) Other financial liabilities

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

4.

CHANGES IN ACCOUNTING POLICY

During the year ended January 31, 2009, the Company adopted the following new or revised Canadian accounting standards.  Prior periods have not been restated.  The adoption of these policies had no impact on the opening deficit.

(a) Capital disclosures

Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

4.

CHANGE IN ACCOUNTING POLICY (cont'd…)

(b) Financial instrument

Sections 3862 Financial Instruments - Disclosure and Section 3863 Financial Instruments - Presentation”.  These new sections revise and enhance disclosure requirements and carrying forward unchanged presentation requirements.  Increased emphasis is placed on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(c) Financial instrument - reclassification of financial assets

In October 2008, the AcSB issued amendments to its standards dealing with reclassification of financial assets in response to similar amendments made by the International Accounting Standards Board in the context of the current financial market turmoil.  The amendments allow reclassification of financial assets out of the held-for-trading category (measured at fair value with gains and losses recognized immediately in net income) into the available-for-sale or held-to-maturity categories, in "rare circumstances."  The latter two categories are subject to impairment testing, but income statement charges for impairment are recognized when impairment is considered "other than temporary."  The financial assets that can be reclassified exclude derivatives and financial assets an entity has elected to include in the held-for-trading category.  Assets qualifying for reclassification are mainly debt and equity investments that were originally classified as held for trading because they were acquired for the purpose of near-term sale.  The amendments apply to reclassifications made on or after July 1, 2008.  The Company did not reclassify any financial assets in 2009.

(d) Going Concern

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

5.

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

Morrison claims, Canada	2009	2008

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

5.

MINERAL PROPERTY INTERESTS (cont'd…)

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

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which has been settled (Note 16).

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

JANUARY 31, 2009 and 2008

5.

MINERAL PROPERTY INTERESTS (cont'd…)

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

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	2009	2008

Balance, beginning of year	$ 12,792,612	$ 9,445,857

Deferred exploration costs
Additions
Amortization	1,692	2,418
Geological and geophysical	246	-
Staking	192	10,065
Supplies and camp	18,000	18,000
Community consultation
Geological and geophysical	463	166
Promotion and education	2,653	10,669
Sub-contracts and labour	58,877	14,210
Supplies and general	57	-
Travel	3,287	11,566
Environmental
Assays	13,426	64,212
Geological and geophysical	521,485	149,681
Promotion and education	920	399
Sub-contracts and labour	126,013	65,477
Supplies and general	10,225	11,628
Travel	1,285	1,057
Marketing Factors
Sub-contracts and labour	3,900	9,100
Supplies and general	4,242	-
Metallurgical
Assays	-	6,361
Geological and geophysical	132,746	470,094
Sub-contracts and labour	4,800	14,250
Supplies and general	-	561
Travel	188	2,458
Scoping/Feasibility study
Assays	300	58,463
Drilling	190,090	362,504
Geological and geophysical	3,155,307	1,695,779
Sub-contracts and labour	312,891	112,991
Sub-contracts and labour-related parties	120,099	107,000
Supplies and general	71,014	105,445
Travel	59,420	42,201

Total deferred exploration costs for the year	$ 4,813,818	$ 3,346,755

Balance, end of year	$ 17,606,430	$ 12,792,612

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

January 31, 2009
Trailers	$ 25,000	$ 24,794	$ 206
Automobile	12,840	9,096	3,744
Office furniture and equipment	50,528	40,030	10,498
Computer equipment	66,448	53,391	13,057

	$ 154,816	$ 127,311	$ 27,505

	Cost	Accumulated Amortization	Net Book Value

January 31, 2008
Trailers	$ 25,000	$ 24,706	$ 294
Automobile	12,840	7,492	5,348
Office furniture and equipment	50,528	37,406	13,122
Computer equipment	62,074	45,045	17,029

	$ 150,442	$ 114,649	$ 35,793

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital Stock and contributed surplus transactions are summarized as follows:

	Number of Shares	Capital Stock Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2006	6,802,239	23,482,104	280,000	630,671	(13,738,189)	10,654,586
Private placements	1,470,200	6,380,800	(280,000)	-	-	6,100,800
Exercise of stock options	12,000	60,000	-	-	-	60,000
Exercise of warrants	526,500	2,157,425	-	-	-	2,157,425
Stock-based compensation	-	-	-	587,478	-	587,478
Loss for the year	-	-	-	-	(1,365,664)	(1,365,664)

Balance, January 31, 2007	8,810,939	32,080,329	-	1,218,149	(15,103,853)	18,194,625
Exercise of stock options	366,750	1,771,738	-	-	-	1,771,738
Exercise of warrants	926,150	3,845,050	-	-	-	3,845,050
Stock-based compensation	-	97,897	-	1,150,273	-	1,248,170
Loss for the year	-	-	-	-	(2,221,907)	(2,221,907)

Balance, January 31, 2008	10,103,839	37,795,014	-	2,368,422	(17,325,760)	22,837,676
Exercise of stock options	101,250	406,562	-	-	-	406,562
Exercise of warrants	1,195,200	5,976,150	-	-	-	5,976,150
Stock-based compensation	-	80,359	-	1,657,766	-	1,738,125
Loss for the year	-	-	-	-	(2,229,730)	(2,229,730)

Balance, January 31, 2009	11,400,289	$ 44,258,085	$ -	$ 4,026,188	$ (19,555,490)	$ 28,728,783

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

Stock option transactions are summarized as follows:

	2009		2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,564,077	$ 6.60	1,471,500	$ 4.70	1,113,000	$ 4.24
Granted	617,530	7.81	471,827	11.15	421,000	5.90
Cancelled	(15,000)	7.17	(5,000)	11.00	(50,500)	4.43
Exercised	(101,250)	4.02	(366,750)	4.83	(12,000)	5.00
Expired	-	-	(7,500)	3.87	-	-

Outstanding, end of year	2,065,357	$ 7.08	1,564,077	$ 6.60	1,471,500	$ 4.70

Options exercisable, end of year	1,621,672	$ 6.77	1,207,810	$ 5.52	1,080,250	$ 4.46

Weighted average fair value per option granted		$ 2.87		$ 3.99		$ 2.29

Weighted average remaining life of outstanding options granted in years		2.92		3.26		3.07

The following stock options were outstanding at January 31, 2009:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

240,000	240,000	3.87	October 13, 2009
360,000	360,000	4.00	October 4, 2010
90,000	90,000	6.20	April 20, 2011
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
330,000	288,750	11.00	July 3, 2012
131,827	115,348	11.55	July 30, 2012
617,530	231,574	7.81	June 23, 2013

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2009 was $1,773,986 (2008 – $1,820,701; 2007 – $965,615) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2009 was $1,738,125 (2008 – $1,248,170; 2007 – $587,478) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2009	2008	2007

Risk-free interest rate	3.35%	4.64%	4.30%
Expected life of options	3 years	3 years	3 years
Annualized volatility	49.88%	42.96%	50.39%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2009		2008		2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	1,286,500	$ 5.07	2,212,650	$ 4.69	1,595,980	$ 4.12
Issued	-	-	-	-	1,470,200	5.01
Exercised	(1,195,200)	5.00	(926,150)	4.15	(526,500)	4.10
Expired	(91,300)	6.00	-	-	(327,030)	4.31

Outstanding, end of year	0	$ -	1,286,500	$ 5.07	2,212,650	$ 4.69

No share purchase warrants were outstanding and exercisable at January 31, 2009.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		2009		2008		2007
Paid to a:		Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end

director for investor relations		$ 129,371	$ 6,482	$ 227,153	$ 5,702	$ 125,624	$ 6,232
director for investor relations		132,000	14,356	182,000	14,579	120,500	9,024
director for consulting services (a)	(a)	88,500	4,366	78,000	3,412	77,050	-
spouse of a director (c)	(b)	28,281	1,363	26,130	1,154	19,604	1,006
officer of the company (d)	(c)	29,873	1,787	28,305	2,174	29,205	1,137
owed to a director for expenses		-	-	-	641	-	2,052
former director for consulting (e)	(d)	-	-	-	-	23,000	23,000

		$ 408,025	$ 28,354	$ 541,588	$ 27,662	$ 394,983	$ 42,451

a)

for project management services which have been capitalized to subcontracts on the Morrison claims

b)

for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

c)

for accounting and management services.

d)

for general consulting services in relation to activities not related to exploration

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended January 31, 2009 were as follows:

a)

The Company recorded $901,955 of deferred exploration expense as accounts payable and $5,363 of deferred exploration expense as owing to related parties.

b)

The Company recorded $1,692 of amortization expense on property and equipment as deferred exploration costs.

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

JANUARY 31, 2009 and 2008

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

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates (2009:30.9%; 2008:34.1%; 2007:34.1%) with the reported income tax recovery is as follows:

	2009	2008	2007

Loss for the year	$ (2,229,730)	$ (2,221,907)	$ (1,365,664)

Expected income tax (recovery)	$ (688,987)	$ (757,670)	$ (465,691)
Non-deductible items	541,314	425,626	183,280
Unrecognized benefit of non-capital losses and temporary differences	147,673	332,044	282,411

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008

Future income tax assets:
Property and equipment	$ 38,000	$ 46,000
Mineral property interests and deferred exploration costs	1,792,000	2,351,000
Non-capital losses carried forward	1,046,000	1,305,000

	2,876,000	3,702,000

Valuation allowance	(2,876,000)	(3,702,000)

Net future income tax assets	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $4,025,000 available for deduction against future taxable income.  These losses, if not utilized will expire in years up to 2029 (see table following).  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

2010	$ 446,886
2011	315,101
2015	438,676
2016	605,469
2027	808,472
2028	942,980
2029	466,936

Total	$ 4,024,520

12.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

2010	$ 74,295
2011	57,933

Total	$ 132,228

The Company has entered into an operating lease agreement for a vehicle.  The annual lease commitment under the lease is as follows:

2010	$ 9,710

Total	$ 9,710

13.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2009 and 2008, the Company’s assets are all located in Canada (Notes 5 and 7).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

14.

Financial instruments and financial risk management

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Goods and Services Tax input tax credits and accrued interest. Accordingly, the Company views credit risk on accounts receivable as minimal.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at January 31, 2009, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

14.

Financial instruments and financial risk management (cont’d…)

(c)  Market risk (cont’d…)

(ii) Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii) Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

15.

Capital management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure.

The Company considers its capital structure to include working capital and shareholders' equity.  The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the development of its mineral properties, the Company monitors expenditures on a monthly basis which are reviewed and periodically approved by the Company's Board of Directors.

To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company's investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less which can be liquidated at any time without penalties.

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the year ended January 31, 2009

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

16.

CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleged was of no further force and effect and sought the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also included a claim for the return of the Morrison property.  The Company had accrued a total of $200,000 as payable in regards to Hearne Hill.  During the current fiscal year, the Company was advised that the application by the optionors of the Hearne Hill property to include the company’s Morrison property as part of their claim has been dismissed by the Supreme Court of British Columbia.  The ultimate liability, if any, arising from this claim has been reversed and a recovery has been recorded on the statement of operations.

17.

SUBSEQUENT EVENTS

Subsequent to year end, the Company has not issued any common shares or announced any private placements.

18.

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2009			2008
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 7,181,035	$ -	$ 7,181,035	$ 5,675,798	$ -	$ 5,675,798
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	17,606,430	(17,606,430)	-	12,792,612	(12,792,612)	-
Property and equipment	27,505	-	27,505	35,793	-	35,793
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 29,766,070	$ (17,746,430)	$ 12,019,640	$ 23,455,303	$ (12,932,612)	$ 10,522,691

Current liabilities	$ 1,037,287	$ -	$ 1,037,287	$ 617,627	$ -	$ 617,627
Shareholders' equity	28,728,783	(17,746,430)	10,982,353	22,837,676	(12,932,612)	9,905,064

	$ 29,766,070	$ (17,746,430)	$ 12,019,640	$ 23,455,303	$ (12,932,612)	$ 10,522,691

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2009	2008	2007

Loss for the year, Canadian GAAP	$ (2,229,730)	$ (2,221,907)	$ (1,365,664)
Adjustments:
Mineral property interests	-	-	-
Deferred exploration costs	(4,813,818)	(3,346,755)	(2,308,174)

Loss for the year, United States GAAP	$ (7,043,548)	$ (5,568,662)	$ (3,673,838)

Basic and diluted loss per common share, United States GAAP	$ (0.64)	$ (0.59)	$ (0.45)

Weighted average number of common shares outstanding, United States GAAP	11,025,478	9,496,503	8,142,907

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2009	2008	2007

Net cash used in operating activities,
Canadian GAAP	$ (614,664)	$ (872,140)	$ (992,627)
Amortization	1,692	2,418	3,455
Mineral property interests and deferred exploration costs (net of recovery)	(4,237,983)	(3,203,270)	(2,374,517)
Exploration advances	-	-	89,013

Net cash used in operating activities, United States GAAP	(4,850,955)	(4,072,992)	(3,274,676)

Net cash provided by financing activities, Canadian GAAP
and United States GAAP	6,382,712	5,616,788	6,868,225

- Continued -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows (cont'd…)

	2009	2008	2007
Continued...

Net cash used in investing activities, Canadian GAAP	(4,240,665)	(3,204,399)	(2,300,297)
Mineral property interests and deferred exploration costs (net of recovery)	4,236,291	3,200,852	2,282,049
Exploration advances	-	-	-
Net cash used in investing activities,
United States GAAP	(4,374)	(3,547)	(18,248)

Change in cash during the year	1,527,383	1,540,249	3,575,301

Cash, beginning of year	5,500,296	3,960,047	384,746

Cash, end of year	$ 7,027,679	$ 5,500,296	$ 3,960,047

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2009, 2008 and 2007.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008.  The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

19.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian pronouncements

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

Goodwill and lntangible Assets

The ClCA Issued Handbook Section 3064, "Goodwill and lntangible Assets", which will replace Section 3062, "Goodwill and Other Intangible Assets”.  The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently assessing the impact of this new accounting standard on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2009 and 2008

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements

(i)  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to partially defer FASB Statement No. 157, “Fair Value Measurements” (“FAS 157”). FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FAS 157 as it relates to non-financial assets and liabilities.

(ii)  In April 2008, the FASB issued FASB Staff Position (“FSP”) FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the potential impact the adoption of FAS FSP 142-3 will have on our financial statements.

 (iii) In June 2008, the FASB ratified FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share” (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and shall be applied retrospectively to all prior periods.  We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

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

Pacific Booker Minerals Inc.

Registrant

Dated: July 24, 2009

Signed:/s/  Gregory Anderson

                                                                                      Gregory Anderson,

                                                                                       President and CEO

#