Form 20-F
period 2010-01-31
Pacific Booker Minerals Inc.
filed 2010-07-30
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2010

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           11,640,289

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _X_  No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  _X_      No  ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Index to Exhibits on Page 67

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

The Company’s auditor for the fiscal 2010, 2009 and 2008 ended January 31 was Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.  The Company’s prior auditor for fiscal 2007 and prior years was Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6. There were no disagreements between the Company and Davidson & Company, LLP.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Year 2010, 2009 and 2008 ended January 31 were derived from the financial statements audited by Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The Financial Statements for the Years Ended January 31, 2007 and 2006 were derived from the financial statements of the Company which were audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/10	1/31/09	1/31/08	1/31/07	1/31/06

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,254)	($2,230)	($2,222)	($1,365)	($8,883)
Net Income (Loss) Per Share	($0.20)	($0.20)	($0.23)	($0.17)	($1.41)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	11,438	11,025	9,497	8,142	6,320
Working Capital	$2,831	$6,144	$5,058	$3,748	$11
Mineral Properties	$25,621	$22,439	$17,625	$14,278	$11,970
Long-Term Debt	Nil	Nil	Nil	Nil	$1,500
Shareholder’s Equity	$28,665	$28,729	$22,838	$18,194	$10,654
Total Assets	$29,294	$29,766	$23,455	$18,677	$12,675

US GAAP Net Loss	($5,436)	($7,044)	($5,569)	($3,712)	($2,640)
US GAAP Loss Per Share	($0.48)	($0.64)	($0.59)	($0.46)	($0.42)
US GAAP Wtg. Avg. Shares	11,438	11,025	9,497	8,142	6,320
US GAAP Equity	$7,736	$10,982	$9,905	$8,608	$3,376
US GAAP Total Assets	$8,365	$12,020	$10,523	$9,091	$5,397
US GAAP Mineral Properties	$4,693	$4,693	$4,693	$4,693	$4,693

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Year Ended 12/31/09	$1.14	$1.30	$1.03	$1.05
Year Ended 12/31/08	$1.07	$1.30	$0.97	$1.22
Year Ended 12/31/07	$1.02	$1.16	$0.95	$0.99
Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.17
Year Ended 12/31/05	$1.21	$1.27	$1.14	$1.16

Three Months Ended 6/30/10	$1.04	$1.07	$1.00	$1.06
Three Months Ended 3/31/10	$1.05	$1.07	$1.01	$1.02
Three Months Ended 12/31/09	$1.06	$1.08	$1.03	$1.05
Three Months Ended 9/30/09	$1.08	$1.17	$1.06	$1.07

Three Months Ended 6/30/09		$1.26	$1.08	$1.16
Three Months Ended 3/31/09		$1.30	$1.18	$1.26
Three Months Ended 12/31/08		$1.30	$1.06	$1.22
Three Months Ended 9/30/08		$1.08	$1.00	$1.06

Three Months Ended 6/30/08		$1.03	$0.98	$1.02
Three Months Ended 3/31/08		$1.03	$0.97	$1.03
Three Months Ended 12/31/07		$1.02	$0.92	$0.99
Three Months Ended 9/30/07		$1.08	$1.00	$1.00

June 2010		$1.06	$1.02	$1.06
May 2010		$1.07	$1.01	$1.05
April 2010		$1.02	$1.00	$1.01
March 2010		$1.04	$1.01	$1.02
February 2010		$1.07	$1.04	$1.05
January 2010		$1.07	$1.03	$1.07

The exchange rate was $1.06 at noon on June 30, 2010.

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

Currently, the Company has $123,600 on deposit as a reclamation bond for exploration work and site disturbance at the Morrison property.  These allocated funds have been deposited for the benefit of the Province of British Columbia until released upon approval from the Province after all necessary reclamation work on the property has been performed.  If the reclamation is more prolonged and requires funds in addition to those already allocated, Pacific Booker could be forced to pay for the extra work and it could have a significant negative impact upon the Company’s financial position and operations.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2010, the end of the Company’s most recent fiscal year, the Company had a deficit of $21,809,575.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

February 1, 2010 to October 31, 2010	$58,213

The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the NYSE Amex Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2010, the end of the most recent fiscal year, there were 11,640,289 common shares issued and outstanding.

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

History and Development of the Business

Since inception, the Company has been involved in mineral exploration. The majority of the Company’s efforts since inception have been conducted on properties in Canada, particularly the Morrison and Hearne Hill copper/gold properties.  The Company originally entered into an option agreement to earn a 100% interest in the Hearne Hill property in December, 1992, subject to a 4% Net Smelter Royalty (“NSR”).  The Company met the option requirements until December 2004.  During the year ended January 31, 2006, the Company wrote-off the entire capitalized value of the Hearne Hill property which totaled $7,851,288.

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

Since the acquisition of the Morrison project in 1997, the Company has concentrated its efforts on exploring the project and initiated a Full Feasibility Study on the Morrison project in January 2004.

In 1995, the Company acquired 100% interests in the Copper and CUB mineral claims located near the Morrison project.  During the year ended January 31, 2005, the value of the Copper and CUB claims were written off.

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

On November 9, 2008, the Company and the Lake Babine Nation (“LBN”) signed a Capacity Funding agreement for the LBN to participate in the Environmental Assessment and for community engagement.  On December 30, 2008, in response to an unexpected and allegedly defamatory press release issued by Chief Betty Patrick on October 14, 2008, the Company filed a Statement of Claim against the Lake Babine Nation (“LBN”). The Company requested a public retraction of the press release but no response was received from the LBN. On October 22, 2009, in the spirit of cooperation and in consideration of the election of a new Chief and Council, the Company discontinued the legal proceedings. The Company is providing the LBN with capacity funding to enable effective consultations in the environmental assessment process, as well as developing a communications protocol.

For the fiscal year ended January 31, 2009, the Company incurred $4,813,818 in expenditures on the Morrison property.

Fiscal 2010 Work

Work on the full Feasibility Study was completed and the environmental assessment work continued during Fiscal 2010 and continued into Fiscal 2011.  The Feasibility Study was completed by Wardrop Engineering Ltd., a Tetra Tech Company, on March 12, 2009.  The study describes the scope, design features and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill.

The total mineable reserves are given below:

Category	Tonnes	Cu %	Au (g/t)	Mo (%)

Proven	115,121,000	0.355	0.173	0.004
Probable	109,130,000	0.304	0.152	0.004
Total Proven and Probable	224,241,000	0.330	0.163	0.004

The mineral reserves assume a Net Smelter Return (NSR) cut-off-value of $CDN5.60/t, and operating costs of CDN$8.15 per tonne milled over the life of the mine.  The overburden and waste total is 184.12 Mt for a strip ratio of 0.82:1.  Metal prices used in the study were a four year trailing average (as of January 12, 2009) of $2.75/lb Copper, $658.32/oz Gold, and $29.23/lb Molybdenum, at an exchange rate of US$0.87. Metallurgical test-work to date has reported silver present in the concentrate, but silver was not included in the financial analysis. Recovered metal is estimated at 1.37 billion lb Cu, 658,090 oz Au and 10.05 million lb Mo. Mine life is estimated to be 21 years, and capital costs are estimated at CDN$516.68 million (including a CDN$59.92 million contingency allocation). Pre-Income Tax Internal Rate of Return (IRR) of 20.05%, based on Net Present Value (NPV) at 8.0% discount rate is CDN$495.9M; and the Payback period on capital is 4.2 years. A copy of the Feasibility Study was filed on EDGAR under Form 6-K on April 23, 2009.

On May 22, 2009, the British Columbia Environmental Assessment Office ("BCEAO") issued the Final Terms of Reference for an Environmental Assessment Certificate application.  An Application for an Environmental Assessment Certificate was submitted by the Company to the BCEAO on September 28, 2009.  The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.  On October 27, 2009, the EAO issued a letter to the Company accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table.  The Screening Evaluation Table identified information or clarification requests that are to be addressed by the Company for the Application to progress to the Review stage.  PBM intends to submit an Addendum to the EAC Application that presents a response to the information or clarification requests within the Screening Evaluation Table.  Subject to the Addendum resolving the screening deficiencies the Review Period begins (up to 180 days to complete review of application, prepare an assessment report and refer the project to ministers for decision).  After Review, responsible Ministers are required to make decision on whether or not to issue an environmental assessment certificate, or whether further assessment is required (up to 45 days). In addition, the Company submitted Licenses and Permits, including Mining Lease (MEMPR), Crown Lease for mineral tenure 520519 (tailings storage facility) (ILMB), Statutory Right-of-Way Crown Land Tenure for a transmission line (ILMB), Occupant License to Cut for the mine site (MOFR), Special Use Permit (MOFR), Road Permits and Road Use Agreements (MOFR),and Forest License to Cut for the transmission line (MOFR), for Concurrent Review with the Application for an Environmental Assessment Certificate.

On July 14, 2009, pursuant to the Canadian Environmental Assessment Act (CEAA), Fisheries and Oceans (DFO), Natural Resources (NRCan), Transport Canada (TC) issued a Notice of Commencement to conduct a comprehensive study.  The BCEAO and the Canadian Environmental Assessment Agency will coordinate their respective review processes to ensure that joint steps are undertaken wherever that can appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.  The Morrison Copper/Gold Project is accepted as an MPMO project by Major Project Management Office (MPMO) who oversee and track the federal review and Aboriginal engagement and consultation for major resource projects.

For the fiscal year ended January 31, 2010, the Company incurred $3,182,035 in expenditures on the Morrison property.

Anticipated Fiscal 2011 Work

The Company has completed an Addendum to the Environmental Assessment Certificate Application submitted on September 28, 2009, which addressed the deficiencies in the original application. The BCEAO has also informed the Company that it has met the requirements of a section 11 Order with respect to both public and First Nations Consultation and is satisfied with the Consultation Plans proposed by the Company for the Application Review period. The 180-day Environmental Assessment Certificate Application Review period began on July 12, 2010.

The Morrison Copper/Gold Project is accepted as an MPMO project by Major Project Management Office (MPMO) who oversee and track the federal review and Aboriginal engagement and consultation for major resource projects.  Accordingly, MPMO is expected to put in place a Project Agreement (http://www.mpmo-bggp.gc.ca/project-projet/morrison-eng.php) which describes the main activities of a federal review and outlines the key roles and responsibilities of the Parties involved in the review.

During the EA review process, the Company intends to prepare permit applications, including Mine Plan and Amendments, Effluent, Refuse, Air, Fuel Storage, Special Waste, Wildlife, Heritage, Health Regulations and drinking water permits and other authorizations and licenses, finalize our contracting strategy for Pre-production, tender Pre-Production Contracts (EPCM or EPC), procurement including ordering long lead time items (ie HPGR, Ball Mills, etc), Site Engineering Survey and Detailed Engineering and Design.  Subject to receiving the EA Certificate and all required permits, mine construction could start by the end of September 2011 and with operation to start approximately 30 months thereafter.

Also upon issuance of an Environmental Assessment Certificate, the Company expects to proceed with the construction of new 24.7 km 138 kV overhead power line from the existing former Bell mine site to the proposed Morrison Mine Site substation, clearing of timber from the tailings storage facility, plant site, waste storage dump, on-site road corridors, on-site pipeline and power line corridors, On-site road construction between existing Forest Service Road and proposed Plant Site; and draining of Booker Lake and three ponds over the open pit.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ended January 31, 2011 will be CDN$2,700,000.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 19 to the financial statements for the fiscal year ended January 31, 2010.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.07 as of January 31, 2010.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2010, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2010 vs. Year Ended 1/31/2009

During the year, the Company continued work on the feasibility study on the Morrison project.

The net loss for the year ended January 31, 2010 was ($2,254,085), or ($0.20) per share, compared to a loss of ($2,229,730), or ($0.20) per share for the year ended January 31, 2009.  The higher loss in the current year included a decrease in Stock-based Compensation expense of ($1,261,022) compared to ($1,738,125) in the prior year, with the decrease due to a reduced cost for stock options granted during the year;  Shareholder information and promotion rose to ($230,613) from ($198,132) due to increased promotional activity and media costs.  Professional Fees decreased to ($124,615) from ($226,221) due to the legal fees related to the Hearne Hill property suit and the Lake Babine Nation issues in the preceding year; Wages and Benefits increased to ($24,698) from ($6,122) due to the addition of one employee and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants, and employees in fiscal 2010.  Filing and Transfer Agent Fees, Office and Miscellaneous, Office rent, Telephone and Travel costs all remained about the same as in Fiscal 2009.

Interest income for the year was $20,436 which was lower than the $173,848 recorded in the prior fiscal year due to the decrease in the prime interest rate and the amount of cash held during the current year.  All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2010, the end of the most recent fiscal year, was $2,830,540.  Subsequent to the year end through July 1st, the Company has issued 60,000 common shares pursuant to the exercise of stock options, but has not issued any common shares pursuant to the exercise of warrants.   Combined with the Company’s working capital as of January 31, 2010, the funds raised by the anticipated exercises of options are expected to be sufficient for the fiscal 2011 budgeted amounts of $2,700,000 for the ongoing work on the Morrison project and fiscal 2011’s estimated General and Administrative expenses of $2,500,000.

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2011, the Company has no cash flow from operations, and additional funds will be required for fiscal 2011.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2006	Private Placement	228,000	$ 4.15	$ 946,200
	Private Placement	520,450	$ 4.00	$ 2,081,800

2007	Private Placement	970,200	$ 4.00	$ 3,880,800
	Private Placement	500,000	$ 5.00	$ 2,500,000

2008	None	Nil	Nil	Nil

2009	None	Nil	Nil	Nil

2010	None	Nil	Nil	Nil

Year Ended January 31, 2010

The Company’s Working Capital as of January 31, 2010 was $2,830,540.  During the year, Operating Activities used cash of ($975,762).  In addition to the fiscal year’s net loss of ($2,254,085), other non-cash charges included Stock-based Compensation of ($1,261,022) and Amortization of $21,822.  Changes in non-cash working capital items included decrease in Receivables of ($41,301), decrease in amounts owing to related parties of ($4,375), increase in Prepaids and Deposits of $4,547, and decrease in Accounts Payable and Accrued Liabilities of $36,900.  Investing Activities used cash of ($3,637,743), which included cash used for Deferred Exploration of ($3,547,826), and for an additional amount to be held as a Reclamation Deposit of ($5,000) and Purchase of Equipment, Vehicles or Furniture of ($84,917).  Financing Activities provided cash of $928,800, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 240,000 common shares. pursuant to the exercise of stock options for proceeds of $928,800

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2010, 2009, and 2008.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, for fiscal year ended January 31, 2006, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $39,000.  Effective for the fiscal years ended January 31, 2010, 2009, and 2008, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

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

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2010, particularly Note 19, for quantification of the differences.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 19 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.07 as of January 31, 2010.

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

Table No. 5

Contractual Obligations

As of February 1, 2009

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$58,213	$58,213	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 6/24/10 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual and Extra-Ordinary General Meeting of Shareholders held on June 7, 2010, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	54	June 24, 2005
William Deeks	77	March 17, 1997
Mark Gulbrandson	57	June 24, 2005
John J. Plourde	67	December 30, 1999
Dr. Dennis Simmons	58	November 29, 2006
Erik Tornquist	62	June 24, 2005
William F. Webster	66	June 24, 2005

Table No. 7 lists, as of 6/24/10, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	54	June 24, 2005
Ruth Swan	Chief Financial Officer	53	April 20, 2006

Gregory Anderson was named President, Chief Executive Officer and a Director of the Company at the Annual & General Meeting held on June 24, 2005.  Mr. Anderson’s background includes corporate finance, investment and brokerage experience, including the last 23 years in mining company finance.  From 1997 until his appointment as an officer and director with the Company, he owned GR Consulting, a private corporate consulting business, and assisted the Company with corporate finance and investor relations.  Mr. Anderson spends approximately 100% of his time on the Company’s affairs.

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

At the Company’s Annual and Extra-Ordinary General Meeting of Shareholder’s held on June 7, 2010, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2010 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2010 2009 2008	None None None	20,000 92,500 76,800	None None None	$135,910 (1) $129,371 (1) $227,153

William Deeks Chairman and Director	2010 2009 2008	None None None	20,000 70,000 49,900	$3,500 $3,500 $3,500	None None None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2010 2009 2008	None None None	10,000 10,030 11,827	N/A N/A N/A	$ 28,208 (2) $ 29,873 (2) $ 28,305

John Plourde, Director	2010 2009 2008	None None None	20,000 92,500 76,800	None None None	$132,000 (3) $132,000 (3) $182,000

Mark Gulbrandson, Director	2010 2009 2008	None None None	20,000 70,000 49,900	$3,500 $3,000 $3,000	None None None

Dr. Dennis Simmons, Director	2010 2009 2008	None None None	20,000 70,000 49,900	$3,500 $3,000 $2,500	None None None

Erik Tornquist, Director	2010 2009 2008	None None None	20,000 92,500 76,800	None None None	$ 116,000 (4) $ 88,500 (4) $ 78,000

William Webster, Director	2010 2009 2008	None None None	20,000 70,000 49,900	$3,500 $3,500 $3,500	None None None

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

No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has one employee and 2 executive officers.  The Company’s employee is a Receptionist/Office Assistant in the Vancouver office who provides reception and clerical assistance.

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

Table No. 9 lists, as of 5/3/2010, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	406,890	3.42%
Common	Ruth Swan (2)	101,965	0.87%
Common	William Deeks (3)	308,900	2.60%
Common	Mark Gulbrandson (4)	482,347	4.04%
Common	John Plourde (5)	753,679	6.33%
Common	Dennis Simmons (6)	660,954	5.54%
Common	Erik Tornquist (7)	342,360	2.86%
Common	William Webster (8)	406,310	3.40%

	Total Directors/Officers	3,463,405	25.84%

(1)

Of these shares, 214,300 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(2)

Of these shares, 76,857 represent currently exercisable share purchase options.  An additional 5,000 options have been granted but not yet vested.

(3)

Of these shares, 201,900 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(4)

Of these shares, 251,900 represent currently exercisable share purchase warrants.  An additional 10,000 options have been granted but not yet vested.

(5)

Of these shares, 214,300 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(6)

Of these shares, 229,900 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(7)

Of these shares, 264,300 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(8)

Of these shares, 251,900 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

.

#   Based upon 11,700,289 shares outstanding as of 5/3/10 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 5/3/10, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	753,679	6.33%
Common	Dennis Simmons (2)	660,954	5.54%

(1)

Of these shares, 214,300 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

(2)

Of these shares, 229,900 represent currently exercisable share purchase options.  An additional 10,000 options have been granted but not yet vested.

Based on 11,700,289 shares outstanding as of 5/3/2010 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $135,910 (2009 - $129,371; 2008 - $127,153) for investor relations activities.  During Fiscal 2008, he also received a $100,000 bonus.

Erik Tornquist, Director, was paid $96,000 (2009 - $88,500; 2008 - $78,000) for consulting services on the Morrison Project.  During Fiscal 2010, he also received a $20,000 bonus.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $780 (2009 - $28,281; 2008 - $26,130) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 (2009 - $132,000; 2008 - $132,000) for Investor Relations activities.  During Fiscal 2008, he also received a $50,000 bonus.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2010, other than described below:

During Fiscal 2011 (up to and including July 1st), the Company has issued 60,000 common shares pursuant to the exercise of stock options.

Item 9.  Offer and Listing of Securities

As of January 31, 2010, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 11,700,289 shares issued and outstanding as of June 28, 2010.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/30/10, the shareholders' list for the Company's common shares showed 115 registered shareholders, including depositories, and 11,700,289 shares issued and outstanding.  Of the total shareholders, 67 are resident in Canada holding 7,989,645 common shares representing 68.29% of the total shares outstanding; 48 shareholders are resident in the United States holding 3,710,644, or 31.71% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

- Sales -
Canadian Dollars
Period	High	Low	Close

June 2010	$ 8.75	$ 6.99	$ 7.65
May 2010	$ 8.53	$ 6.85	$ 7.19
April 2010	$10.00	$ 7.48	$ 8.70
March 2010	$ 7.50	$ 5.90	$ 7.30
February 2010	$ 7.00	$ 5.80	$ 5.80
January 2010	$ 7.10	$ 6.06	$ 6.75

Three Months Ended 4/30/10	$10.00	$ 5.80	$ 8.70
Three Months Ended 1/31/10	$ 8.28	$ 6.06	$ 6.75
Three Months Ended 10/31/09	$ 8.45	$ 5.74	$ 8.20
Three Months Ended 7/31/09	$ 6.99	$ 5.01	$ 6.26

Three Months Ended 4/30/09	$ 7.25	$ 5.40	$ 5.90
Three Months Ended 1/31/09	$ 6.70	$ 3.87	$ 6.70
Three Months Ended 10/31/08	$ 7.04	$ 3.23	$ 4.15
Three Months Ended 7/31/08	$ 8.87	$ 6.20	$ 6.85

Three Months Ended 4/30/08	$11.10	$ 8.25	$ 8.75
Three Months Ended 1/31/08	$12.09	$ 9.50	$10.70
Three Months Ended 10/31/07	$13.00	$ 9.75	$11.50
Three Months Ended 7/31/07	$12.21	$ 9.10	$11.15

Three Months Ended 4/30/07	$12.30	$ 7.40	$12.10
Three Months Ended 1/31/07	$ 8.50	$ 7.05	$ 8.10
Three Months Ended 10/31/06	$ 8.80	$ 6.00	$ 7.40
Three Months Ended 7/31/06	$ 8.72	$ 4.80	$ 6.90

Fiscal Year Ended 1/31/09	$11.10	$ 3.23	$ 6.70
Fiscal Year Ended 1/31/08	$13.00	$ 7.40	$10.70
Fiscal Year Ended 1/31/07	$ 8.80	$ 3.95	$ 8.10
Fiscal Year Ended 1/31/06	$ 4.75	$ 3.20	$ 4.40
Fiscal Year Ended 1/31/05	$ 5.00	$ 3.55	$ 3.86

Table No. 11b lists the volume of trading and high, low and closing sales prices on the American Stock Exchange for the Company's common shares since its listing on August 8, 2007.

Table No. 11b

NYSE Amex Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

June 2010	$ 7.95	$ 6.61	$ 7.37
May 2010	$ 8.45	$ 6.40	$ 6.74
April 2010	$ 9.90	$ 7.39	$ 8.61
March 2010	$ 8.16	$ 5.60	$ 7.14
February 2010	$ 6.42	$ 5.07	$ 5.54
January 2010	$ 6.91	$ 6.20	$ 6.28

Three Months Ended 4/30/10	$ 9.90	$ 5.07	$ 8.61
Three Months Ended 1/31/10	$ 7.75	$ 5.94	$ 6.28
Three Months Ended 10/31/09	$ 9.50	$ 3.97	$ 7.63
Three Months Ended 7/31/09	$ 6.00	$ 4.25	$ 6.00

Three Months Ended 4/30/09	$ 5.94	$ 4.38	$ 4.65
Three Months Ended 1/31/09	$ 5.61	$ 2.71	$ 5.61
Three Months Ended 10/31/08	$ 6.91	$ 2.20	$ 3.49
Three Months Ended 7/31/08	$ 9.20	$ 5.40	$ 6.60

Three Months Ended 4/30/08	$11.00	$ 7.40	$ 8.60
Three Months Ended 1/31/08	$12.60	$ 9.52	$10.75
Three Months Ended 10/31/07	$12.70	$ 9.80	$12.00

Fiscal Year Ended 1/31/10	$ 9.50	$ 3.97	$ 6.28
Fiscal Year Ended 1/31/09	$11.00	$ 2.20	$ 5.61
Fiscal Year Ended 1/31/08	$12.70	$ 9.52	$10.75

Table No. 12 lists, as of 6/30/10, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
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

In December 2008, the Company submitted a Statement of Claim against the Lake Babine Nation in response to the October 14, 2008 unexpected, damaging and allegedly defamatory press release by Chief Betty Patrick of the Lake Babine Nation (“LBN”), which followed a letter received by fax in regards to a consultation meeting received less than one hour earlier.  This press release was distributed to a wide array of investment and media outlets on the internet.  PBM requested a public retraction of the press release but no response was received from the LBN.  The Company’s Board saw no way out of the dilemma created by the LBN press release other than to leave the defamation and damages issues to the courts and otherwise act in good faith to consult with the LBN in the ongoing environmental assessment process.  In March 2009, the LBN submitted a Statement of Defence to the court.  In October 2009, The Company announced that the legal proceeding submitted late in December 2008 against the former Chief, Betty Patrick and the Lake Babine Nation has been discontinued by the Company.

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

During Fiscal 2010 ended January 31, 2010, the Company issued no common shares pursuant to the exercise of warrants, and issued 240,000 common shares pursuant to the exercise of stock options for proceeds of $928,800.  There were no private placements completed during Fiscal 2010.

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

During Fiscal 2005 ended January 31, 2005, the Company sold flow-through common shares for proceeds of $25,024.  No flow-through common shares were sold in fiscal 2006, 2007, 2008, 2009 or 2010 ended January 31.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual and Extra-Ordinary Meeting held on June 7, 2010, Shareholders approved a new Stock Option Plan dated 2010 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,328,057 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/29/2010, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	35,000 54,300 22,500 92,500 20,000	35,000 54,300 22,500 92,500 12,500	$5.25 $11.00 $11.55 $7.81 $5.75	June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

Ruth Swan, Chief Financial Officer	50,000 10,000 1,827 10,030 10,000	50,000 10,000 1,827 10,030 6,250	$6.20 $11.00 $11.55 $7.81 $5.75	April 20, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

John Plourde, Director	35,000 54,300 22,500 92,500 20,000	35,000 54,300 22,500 92,500 12,500	$5.25 $11.00 $11.55 $7.81 $5.75	June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

William Deeks, Director	50,000 22,000 34,300 15,600 70,000 20,000	50,000 22,000 34,300 15,600 70,000 12,500	$4.00 $5.25 $11.00 $11.55 $7.81 $5.75	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

Mark Gulbrandson, Director	100,000 22,000 34,200 15,700 70,000 20,000	100,000 22,000 34,200 15,700 70,000 12,500	$4.00 $5.25 $11.00 $11.55 $7.81 $5.75	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

Dennis Simmons, Director	100,000 34,300 15,600 70,000 20,000	87,500 34,300 15,600 70,000 12,500	$7.00 $11.00 $11.55 $7.81 $5.75	November 29, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

Erik Tornquist, Director	50,000 35,000 54,300 22,500 92,500 20,000	50,000 35,000 54,300 22,500 70,000 12,500	$4.00 $5.25 $11.00 $11.55 $7.81 $5.75	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

William Webster, Director	100,000 22,000 34,300 15,600 70,000 20,000	100,000 22,000 34,300 15,600 70,000 12,500	$4.00 $5.25 $11.00 $11.55 $7.81 $5.75	October 4, 2010 June 27, 2011 July 3, 2012 July 30, 2012 June 23, 2013 July 13, 2014

Total Officers and Directors (8 persons)	1,780,357
Total Employees and Consultants (6 persons)	160,000
Total Officers/Directors/Employees And Consultants	1,940,357

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of January 31, 2010.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at January 31, 2010, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting are effective and that there were no material weaknesses in our internal control over financial reporting.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company’s Audit Committee currently consists of four members, all of whom are financially literate.  William F. Webster meets the requirements of “audit committee financial expert.  Mr. Webster is “Independent” as defined by the rules of the NYSE Amex Stock Exchange.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company Fiscal 2006 20-F Annual Report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, for Fiscal 2009 and 2008.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2010	Fiscal Year Ended January 31, 2009	Fiscal Year Ended January 31, 2008

Audit Fees	$ 36,250	$ 36,750	$ 35,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	752
Total	$ 36,250	$ 36,750	$ 35,752

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 19 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated April 22, 2010

Balance Sheets at January 31, 2010 and 2009

Statements of Operations for the years ended January 31, 2010, 2009, and 2008.

Statements of Cash Flows for the years ended January 31, 2010, 2009, and 2008.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated 2010 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2010

AUDITORS' REPORT

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the balance sheets of Pacific Booker Minerals Inc. (the Company) as at January 31, 2010 and 2009 and the statements of operations and cash flows for the years ended January 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended January 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, BC, Canada

April 22, 2010

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, the reporting standards, of the Public Company Accounting Oversight Board, for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholder dated April 22, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in auditor’s report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, BC, Canada

April 22, 2010

50 BEST EMPLOYERS IN CANADA 2010

THE GLOBE AND MAIL
REPORT ON BUSINESS
MAGAZINE

Praxity

MEMBER

GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS 2300 – 1055 DUNSMUIR STREET VANCOUVER, BC V7X 1J1 PH. (604) 685-8408 FAX (604) 685-8594 www.mnp.ca

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2010	2009

ASSETS

Current
Cash and cash equivalents	$ 3,342,974	$ 7,027,679
Receivables	84,147	125,448
Prepaid expenses and deposits	32,455	27,908

	3,459,576	7,181,035

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	20,788,465	17,606,430
Equipment, vehicles and furniture (Note 7)	89,415	27,505
Reclamation deposits	123,600	118,600

Total assets	$ 29,293,556	$ 29,766,070

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 606,163	$ 1,008,933
Amounts owing to related parties (Note 9)	22,873	28,354

	629,036	1,037,287

Shareholders' equity
Share Capital (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
11,640,289 common shares (2009 – 11,400,289)	45,489,248	44,258,085
Contributed surplus (Note 8)	4,984,847	4,026,188
Deficit	(21,809,575)	(19,555,490)

	28,664,520	28,728,783

Total liabilities and shareholders’ equity	$ 29,293,556	$ 29,766,070

Nature and continuance of operations (Note 1)

Commitment (Note 12)

Contingency (Note 16)

Subsequent events (Note 17)

On behalf of the Board:

“William Deeks”	“Gregory Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2010	2009	2008

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 21,822	$ 10,970	$ 14,979
Consulting fees	1,162	3,928	15,773
Directors fees	14,000	13,000	12,500
Filing and transfer agent fees	74,060	85,441	84,144
Foreign exchange (gain)loss	(8,691)	(221,519)	50,217
Gain on settlement of pending litigation	-	(200,000)	-
Interest income	(20,436)	(173,848)	(209,308)
Investor relations fees	-	5,587	4,703
Investor relations – related party (Note 9)	267,910	261,371	409,153
Office and miscellaneous	92,204	96,996	109,971
Office rent	84,411	73,889	70,421
Professional fees (Note 9)	124,615	226,221	162,835
Shareholder information and promotion	230,613	198,132	89,029
Stock-based compensation (Note 8)	1,261,022	1,738,125	1,248,170
Telephone	18,129	18,394	16,592
Travel	68,566	86,921	93,374
Wages and benefits	24,698	6,122	49,354

Loss and comprehensive loss for the year	$(2,254,085)	$ (2,229,730)	$ (2,221,907)

Basic and diluted loss per common share	$ (0.20)	$ (0.20)	$ (0.23)

Weighted average number of common shares outstanding	11,438,239	11,025,478	9,496,503

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2010	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,254,085)	$ (2,229,730)	$ (2,221,907)
Items not affecting cash:
Amortization	21,822	10,970	14,979
Stock-based compensation	1,261,022	1,738,125	1,248,170
Gain on settlement of pending litigation	-	(200,000)	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	41,301	15,017	(3,775)
(Increase) decrease in prepaids and deposits	(4,547)	7,129	99,117
Increase (decrease) in accounts payable and accrued liabilities	(36,900)	42,825	9,801
Increase (decrease) in amounts owing to related parties	(4,375)	1,000	(18,525)

Net cash used in operating activities	(975,762)	(614,664)	(872,140)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	928,800	6,382,712	5,616,788

Net cash provided by financing activities	928,800	6,382,712	5,616,788

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(3,547,826)	(4,236,291)	(3,200,852)
Additional reclamation bond	(5,000)	-	-
Purchase of equipment, vehicles or furniture	(84,917)	(4,374)	(3,547)

Net cash used in investing activities	(3,637,743)	(4,240,665)	(3,204,399)

Change in cash and cash equivalents during the year	(3,684,705)	1,527,383	1,540,249

Cash and cash equivalents, beginning of year	7,027,679	5,500,296	3,960,047

Cash and cash equivalents, end of year	$ 3,342,974	$ 7,027,679	$ 5,500,296

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

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

	2010	2009

Working capital	$ 2,830,540	$ 6,143,748
Deficit	(21,809,575)	(19,555,490)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

(a)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.  The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, future income tax assets and liabilities, the recoverability of mineral properties, and the provision for the asset retirement obligation.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

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

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2010 and 2009.

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

JANUARY 31, 2010 and 2009

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

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2010 do not include the nil (2009 – nil; 2008 – 1,286,500) warrants outstanding and the 2,000,357 (2009 – 2,065,357; 2008 – 1,564,077) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

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

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the year ended January 31, 2010 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

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

JANUARY 31, 2010 and 2009

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

4.

CHANGES IN ACCOUNTING POLICIES

During the year ended January 31, 2010, the Company adopted the following new or revised Canadian accounting standards.  Prior periods have not been restated.  The adoption of these policies had no impact on the opening deficit.

(a)  Capital disclosures

Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

(b)  Financial instruments

Sections 3862 Financial Instruments - Disclosure and Section 3863 Financial Instruments - Presentation”.  These new sections revise and enhance disclosure requirements and carrying forward unchanged presentation requirements.  Increased emphasis is placed on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

4.

CHANGE IN ACCOUNTING POLICIES (cont'd…)

(c)  Financial instruments - reclassification of financial assets

In October 2008, the AcSB issued amendments to its standards dealing with reclassification of financial assets in response to similar amendments made by the International Accounting Standards Board in the context of the current financial market turmoil.  The amendments allow reclassification of financial assets out of the held-for-trading category (measured at fair value with gains and losses recognized immediately in net income) into the available-for-sale or held-to-maturity categories, in "rare circumstances."  The latter two categories are subject to impairment testing, but income statement charges for impairment are recognized when impairment is considered "other than temporary."  The financial assets that can be reclassified exclude derivatives and financial assets an entity has elected to include in the held-for-trading category.  Assets qualifying for reclassification are mainly debt and equity investments that were originally classified as held for trading because they were acquired for the purpose of near-term sale.  The amendments apply to reclassifications made on or after July 1, 2008.  The Company did not reclassify any financial assets in 2010.

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

(e)  Section 3064, Goodwill and Intangible assets.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  This new section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible asset, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties.  Adoption of this standard did not have any effect on the Company’s financial statements.

(f)  EIC – 173, Credit risk and the fair value of financial assets and Financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC applies to interim and annual financial statements related to fiscal years beginning on or after January 1, 2009.  Adoption of this EIC did not have any effect on the Company’s financial statements.

(g)  EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Cost.  The EIC provides guidance on the accounting and the impairment review of exploration costs.  The EIC abstract applies to financial statements issued after March 27, 2009.  Adoption of this EIC did not have any effect on the Company’s financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

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

Morrison claims, Canada	2010	2009

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

5.

MINERAL PROPERTY INTERESTS (cont'd…)

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009 (Note 16).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	2010	2009

Balance, beginning of year	$ 17,606,430	$ 12,792,612

Deferred exploration costs
Additions
Amortization	1,185	1,692
Geological and geophysical	-	246
Staking	-	192
Supplies and camp	18,000	18,000
Community consultation
Geological and geophysical	783	463
Promotion and education	-	2,653
Sub-contracts and labour	45,056	58,877
Supplies and general	3	57
Travel	1,610	3,287
Environmental
Assays	19,960	13,426
Geological and geophysical	247,960	521,485
Promotion and education	480	920
Sub-contracts and labour	2,465	126,013
Supplies and general	5,534	10,225
Travel	3,873	1,285
Marketing Factors
Sub-contracts and labour	-	3,900
Supplies and general	-	4,242
Metallurgical
Assays	-	-
Geological and geophysical	(14,387)	132,746
Sub-contracts and labour	-	4,800
Supplies and general	-	-
Travel	-	188
Scoping/Feasibility study
Assays	531	300
Drilling	128,402	190,090
Geological and geophysical	2,175,454	3,155,307
Sub-contracts and labour	321,457	312,891
Sub-contracts and labour-related parties	118,001	120,099
Supplies and general	70,510	71,014
Staking and recording	1,144	-
Travel	34,014	59,420

Total deferred exploration costs for the year	$ 3,182,035	$ 4,813,818

Balance, end of year	$ 20,788,465	$ 17,606,430

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

January 31, 2010
Trailers	$ 25,000	$ 24,856	$ 144
Automobile	80,160	20,317	59,843
Office furniture and equipment	50,528	42,130	8,398
Computer equipment	84,045	63,015	21,030

	$ 239,733	$ 150,318	$ 89,415

	Cost	Accumulated Amortization	Net Book Value

January 31, 2009
Trailers	$ 25,000	$ 24,794	$ 206
Automobile	12,840	9,096	3,744
Office furniture and equipment	50,528	40,030	10,498
Computer equipment	66,448	53,391	13,057

	$ 154,816	$ 127,311	$ 27,505

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share Capital and contributed surplus transactions are summarized as follows:

	Number of Shares	Share Capital Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2007	8,810,939	32,080,329	-	1,218,149	(15,103,853)	18,194,625
Exercise of stock options	366,750	1,771,738	-	-	-	1,771,738
Exercise of warrants	926,150	3,845,050	-	-	-	3,845,050
Stock-based compensation	-	97,897	-	1,150,273	-	1,248,170
Loss for the year	-	-	-	-	(2,221,907)	(2,221,907)

Balance, January 31, 2008	10,103,839	37,795,014	-	2,368,422	(17,325,760)	22,837,676
Exercise of stock options	101,250	406,562	-	-	-	406,562
Exercise of warrants	1,195,200	5,976,150	-	-	-	5,976,150
Stock-based compensation	-	80,359	-	1,657,766	-	1,738,125
Loss for the year	-	-	-	-	(2,229,730)	(2,229,730)

Balance, January 31, 2009	11,400,289	44,258,085	-	4,026,188	(19,555,490)	28,728,783
Exercise of stock options	240,000	928,800	-	-	-	928,800
Stock-based compensation	-	302,363	-	958,659	-	1,261,022
Loss for the year	-	-	-	-	(2,254,085)	(2,254,085)

Balance, January 31, 2010	11,640,289	$ 45,489,248	$ -	$ 4,984,847	$ (21,809,575)	$ 28,664,520

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended January 31, 2010, 240,000 stock options (2009 - 101,250) with an exercise price of $3.87 (2009 - $4.015) were exercised for total proceeds of $928,800 (2009 - $406,562).

During the year ended January 31, 2010, NIL warrants (2009 – 1,195,200) with an exercise price of $NIL (2009 - $5.00) were exercised for total proceeds of $NIL (2009 - $5,976,150).

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

Stock option transactions are summarized as follows:

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,065,357	$ 7.08	1,564,077	$ 6.60	1,471,500	$ 4.74
Granted	190,000	5.75	617,530	7.81	471,827	11.15
Cancelled	(15,000)	7.80	(15,000)	7.17	(5,000)	11.00
Exercised	(240,000)	3.87	(101,250)	4.02	(366,750)	4.83
Expired	-	-	-	-	(7,500)	3.87

Outstanding, end of year	2,000,357	$ 7.34	2,065,357	$ 7.08	1,564,077	$ 6.60

Options exercisable, end of year	1,804,415	$ 7.42	1,621,672	$ 6.77	1,207,810	$ 5.52

Weighted average fair value per option granted		$ 2.12		$ 2.87		$ 3.99

Weighted average remaining life of outstanding options granted in years		2.15		2.92		3.26

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at January 31, 2010:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

360,000	360,000	4.00	October 4, 2010
80,000	80,000	6.20	April 20, 2011
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
325,000	325,000	11.00	July 3, 2012
131,827	131,827	11.55	July 30, 2012
617,530	540,338	7.81	June 23, 2013
190,000	71,250	5.75	July 13, 2014

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2010 was $403,646 (2009 – $1,773,986; 2008 – $1,820,701) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2010 was $1,261,022 (2009 – $1,738,125; 2008 – $1,248,170) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2010	2009	2008

Risk-free interest rate	1.89%	3.35%	4.64%
Expected life of options	3 years	3 years	3 years
Annualized volatility	52.57%	49.88%	42.96%
Dividends	0.00%	0.00%	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	2010		2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	0	$ -	1,286,500	$ 5.07	2,212,650	$ 4.69
Exercised	0	-	(1,195,200)	5.00	(926,150)	4.15
Expired	0	-	(91,300)	6.00	-	-

Outstanding, end of year	0	$ -	0	$ -	1,286,500	$ 5.07

No share purchase warrants were outstanding and exercisable at January 31, 2010.

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

	2010			2009		2008
Paid to a:		Amounts paid or payable	Owed at Year end'	Amounts paid or payable	Owed at Year end	Amounts paid or payable	Owed at Year end

director for investor relations		$135,910	$ 5,792	$ 129,371	$ 6,482	$ 227,153	$ 5,702
director for investor relations		132,000	10,212	132,000	14,356	182,000	14,579
director for consulting services (a)	(a)	116,000	4,200	88,500	4,366	78,000	3,412
spouse of a director (c)	(b)	780	-	28,281	1,363	26,130	1,154
officer of the company (d)	(c)	28,208	2,126	29,873	1,787	28,305	2,174
owed to a director for expenses		-	543	-	-	-	641
		$ 412,898
		$ 412,898	$22,873	$ 408,025	$ 28,354	$ 541,588	$ 27,662

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009	2008

Cash flow includes the following elements:
Interest paid	$ -	$ -	$ -
Interest received	$ 20,436	$ 173,848	$ 209,308
Income taxes paid	$ -	$ -	$ -

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 536,085	$ 901,955	$ 325,812
deferred exploration expense recorded as owing to related parties	$ 4,257	$ 5,363	$ 5,671
recorded amortization expense on property and equipment as deferred exploration costs	$ 1,185	$ 1,692	$ 2,418

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates (2010:29.9%; 2009:30.9%; 2008:34.1%) with the reported income tax recovery is as follows:

	2010	2009	2008

Loss for the year	$ (2,254,085)	$ (2,229,730)	$ (2,221,907)

Expected income tax (recovery)	$ (673,971)	$ (688,987)	$ (757,670)
Non-deductible items	367,807	541,314	425,626
Unrecognized benefit of non-capital losses and temporary differences	-	147,673	332,044
Expiry of loss carry forwards	133,619	-	-
Effect of change in tax rates	157,545	-	-
Change in valuation allowance	15,000	147,673	332,044

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets:
Property and equipment	$ 34,000	$ 38,000
Mineral property interests and deferred exploration costs	1,723,000	1,792,000
Non-capital losses carried forward	1,134,000	1,046,000

	2,891,000	2,876,000

Valuation allowance	(2,891,000)	(2,876,000)

Net future income tax assets	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $4,535,000 available for deduction against future taxable income.  These losses, if not utilized will expire in years up to 2030 (see table following).  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

2011	$ 315,101
2015	438,676
2016	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373

Total	$ 4,535,007

12.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

2011	$ 58,213

Total	$ 58,213

13.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2010 and 2009, the Company’s assets are all located in Canada (Notes 5 and 7).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

14.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d…)

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

As at January 31, 2010, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

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

JANUARY 31, 2010 and 2009

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

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the year ended January 31, 2010.

16.

CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleged was of no further force and effect and sought the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and Statement of Claim also included a claim for the return of the Morrison property.  During the fiscal year ended January 31, 2009, the Company was advised that the application by the optionors of the Hearne Hill property to include the Company’s Morrison property as part of their claim had been dismissed by the Supreme Court of British Columbia.  The Company had accrued a total of $200,000 as payable in regards to Hearne Hill.  The accrued liability has been reversed and a recovery was recorded on the statement of operations for the year ended January 31, 2009.  During the year ended January 31, 2010, a settlement had been reached with certain optionors of mineral claims in the Hearne Hill area, who had commenced an action against the Company in the BC Supreme Court in April 2006.  Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

17.

SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 60,000 common shares on exercise of options for total proceeds of $240,000 and a reclassification of Contributed surplus to capital stock in the amount of $46,556.  The Company has not issued any other stock or announced any private placements or granted any options.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2010			2009
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 3,459,576	$ -	$ 3,459,576	$ 7,181,035	$ -	$ 7,181,035
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	20,788,465	(20,788,465)	-	17,606,430	(17,606,430)	-
Property and equipment	89,415	-	89,415	27,505	-	27,505
Reclamation deposits	123,600	-	123,600	118,600	-	118,600

	$29,293,556	$(20,928,465)	$ 8,365,091	$ 29,766,070	$(17,746,430)	$12,019,640

Current liabilities	$ 629,036	$ -	$ 629,036	$ 1,037,287	$ -	$ 1,037,287
Shareholders' equity	28,664,520	(20,928,465)	7,736,055	28,728,783	(17,746,430)	10,982,353

	$29,293,556	$(20,928,465)	$ 8,365,091	$ 29,766,070	$(17,746,430)	$12,019,640

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2010	2009	2008

Loss for the year, Canadian GAAP	$ (2,254,085)	$ (2,229,730)	$ (2,221,907)
Adjustments:
Mineral property interests	-	-	-
Deferred exploration costs	(3,182,035)	(4,813,818)	(3,346,755)

Loss for the year, United States GAAP	$ (5,436,120)	$ (7,043,548)	$ (5,568,662)

Basic and diluted loss per common share, United States GAAP	$ (0.48)	$ (0.64)	$ (0.59)

Weighted average number of common shares outstanding, United States GAAP	11,438,239	11,025,478	9,496,503

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2010	2009	2008

Net cash used in operating activities,
Canadian GAAP	$ (975,762)	$ (614,664)	$ (872,140)
Amortization	1,185	1,692	2,418
Mineral property interests and deferred exploration costs (net of recovery)	(3,549,011)	(4,237,983)	(3,203,270)

Net cash used in operating activities, United States GAAP	(4,523,588)	(4,850,955)	(4,072,992)

Net cash provided by financing activities, Canadian GAAP
and United States GAAP	928,800	6,382,712	5,616,788

Net cash used in investing activities, Canadian GAAP	(3,637,743)	(4,240,665)	(3,204,399)
Mineral property interests and deferred exploration costs (net of recovery)	3,547,826	4,236,291	3,200,852
Exploration advances	-	-	-
Net cash used in investing activities,
United States GAAP	(89,917)	(4,374)	(3,547)

Change in cash during the year	(3,684,705)	1,527,383	1,540,249

Cash, beginning of year	7,027,679	5,500,296	3,960,047

Cash, end of year	$ 3,342,974	$ 7,027,679	$ 5,500,296

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

JANUARY 31, 2010 and 2009

18.

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2010, 2009 and 2008.

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

Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

In June 2006, FASB issued Financial Interpretation NO. 48 (ASC 740), Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end.  The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

19.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian pronouncements

(i)  Business Combinations, Consolidated Financial Statements, Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this Section is permitted.  The Company has not chosen to early adopt any one of these Sections at the year end date.

(ii)  International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian compliances.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended October 31, 2011.  In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

United States pronouncements

(i)  In June 2008, the FASB ratified FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share” (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and shall be applied retrospectively to all prior periods.  We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(ii)  Business Combinations

In December 2007, the FASB issued ASC 805, Business Combinations (ASC 805).  ASC 805 significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development, and restructuring costs.  In addition, under ASC 805, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense.  ASC 805 is effective for fiscal periods beginning after December 15, 2008.  We adopted ASC 805 on February 1, 2009.  This standard will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the statement “No controlling Interests in Consolidated Financial Statements, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The statement is effective for fiscal periods beginning after December 15, 2008.  We adopted the statement on February 1, 2009.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iii)  FASB ASC 815

In March 2008, the FASB issued ASC 815, Disclosures about Derivative Instruments and Hedging Activities (ASC 815).  ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  This statement is effective for financial statements issued for fiscal periods beginning after November 15, 2008. Accordingly, the Company adopted ASC 815 on February 1, 2009.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iv)  SFAS 162

In May 2008, the FASB issued the statement “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162).  This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with GAAP.  With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(v)  SFAS 163

In May 2008, the FASB issued the statement "Accounting for Financial Guarantee Insurance Contracts. The statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  This Statement also clarifies how Statement 60 applies to financial guarantee  insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities.  Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises.  This Statement requires expanded disclosures about financial guarantee insurance contracts.  The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.  The statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  We adopted the statement on February 1, 2009.  Adoption of the statement did not have a material impact on its financial condition or results of operation.

(vi)  FASB ASC 850

In May 2009, the FASB issued ASC 855, "Subsequent Events," which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued.  ASC 855 is effective with interim and annual financial periods ending after June 15, 2009.  We adopted ASC 855 on February 1, 2009.  Management has evaluated the impact of the adoption of and it has had no impact the Company's results of operations, financial position or cash flows.

(vii)  SFAS 166

In June 2009, the FASB issued the statement “Accounting for Transfers of Financial Assets—an amendment of FASB Statement” (“SFAS 166”).  SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS 166 was established to clarify de-recognition of assets under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS No. 166 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  We will adopt the statement on February 1, 2010.  Adoption of this statement is not expected to impact on our consolidated financial statements.

(viii)  SFAS 167

In June 2009, the FASB issued the statement “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”).  SFAS No. 167 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity and requires companies to more frequently re-assess whether they must consolidate variable interest entities.  Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  SFAS No. 167 becomes effective for the Company’s fiscal 2011 year-end and interim reporting periods thereafter.  The Company does not expect SFAS No. 167 to have a material impact on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(ix)  ASC 105-20-05

In July 2009, the FASB issued ASC 105-20-05, "FASB Accounting Standards Codification" ("ASC 105-20-05"), as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP).  The Codification is effective for interim and annual periods ending after September 15, 2009.  All existing accounting standards are superseded as described in ASC 105-20-05.  All other accounting literature not included in the Codification is non-authoritative.  Management is currently evaluating the impact of the adoption of ASC 105-20-05 but does not expect the adoption of ASC 105-20-05 to impact the Company's results of operations, financial position or cash flows.

(x)  APB 141

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”).  FSP 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133.  Convertible debt instruments within the scope of FSP 14-1 are not addressed by the existing APB 14. FSP 14-1 would require that the liability and equity components of convertible debt instruments within the scope of FSP 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate.  This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component).  The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method.  FSP APB 14-1 is effective for the Company’s fiscal year beginning February 1, 2009 and will be applied retrospectively to all periods presented.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(xi)  ASC 605

In September 2009, FASB amended the ASC as summarized in ASU 2009-13, “Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements.” Guidance in ASC 605-25 on revenue arrangements with multiple deliverables has been amended to require an entity to allocate revenue to deliverables in an arrangement using its best estimate of selling prices if the vendor does not have vendor-specific objective evidence or third-party evidence of selling prices, and to eliminate the use of the residual method and require the entity to allocate revenue using the relative selling price method. The new guidance also requires expanded quantitative and qualitative disclosures about revenue from arrangements with multiple deliverables. The update is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis for new revenue arrangements entered into after adoption of the update, or by retrospective application. The Company is assessing the potential impact of the update on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2010 and 2009

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(xii)  ASC 820

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.”  This update will require (1) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (2) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).  This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.  The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements.  Those disclosure requirements are effective for fiscal years ending after December 31, 2010.  The Company is still assessing the impact on this guidance and does not believe the adoption of this guidance will have a material impact to its financial statements.

Management does not believe that other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants or the SEC have a material impact on the Company’s present or future financial statements.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: July 27, 2010

Signed: /s/  "Gregory Anderson"

                                                                                       Gregory Anderson,

                                                                                       President and CEO