Form 20-F/A
period 2010-01-31
Pacific Booker Minerals Inc.
filed 2011-02-11
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

Yes ___    No  _X_ N/A __

Index to Exhibits on Page 78

Pacific Booker Minerals Inc.

Form 20-F Annual Report

Amendment #1

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

MLT - thousands of long tons.

Net Smelter Return ("NSR") - revenue available from the concentrate produced. It does not include the mining and the processing costs associated with producing the concentrate.  NSR is an imput to the determination of cut-off grade.

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

The Company's Mineral Reserve Disclosure are Estimates Only, and May Not Be Economic

The calculation of mineral reserves on the Morrison Property are estimates, and there is no certainty that the mineral deposits will be brought into commercial production. The commercial viability of a mineral deposit is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade, metal recoveries, and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the Company. Even if the Company’s properties are brought into production, operations may not be profitable. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

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

Cut-off grade was determined by combining mining, processing, disposal and overhead costs of the ore, as well as the Net Smelter Return ("NSR") from the concentrate produced. Estimates used include Operating Costs of CDN$8.15 per tonne milled over the life of the mine, and the overburden and waste total is 184.12 Mt for a strip ratio of 0.82:1.  NSR cut-off-value is $CDN5.60/t, based upon the geo-spatial location of the ore within the mine design. The cut-off grade is determined when the cost of processing a block as ore equals the cost of handling the block as waste.

Metal prices used in the study were a four year trailing average (as of January 12, 2009) of $2.75/lb Copper, $658.32/oz Gold, and $29.23/lb Molybdenum, at an exchange rate of US$0.87. Metallurgical test-work to date has reported silver present in the concentrate, but silver was not included in the financial analysis. Recovered metal is estimated at 1.37 billion lb Cu, 658,090 oz Au and 10.05 million lb Mo. Metal recoveries are estimated at 84% Cu, 56% Au, and 50% Mo. Mine life is estimated to be 21 years, and capital costs are estimated at CDN$516.68 million (including a CDN$59.92 million contingency allocation). Pre-Income Tax Internal Rate of Return (IRR) of 20.05%, based on Net Present Value (NPV) at 8.0% discount rate is CDN$495.9M; and the Payback period on capital is 4.2 years. A copy of the Feasibility Study was filed on EDGAR under Form 6-K on April 23, 2009.

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

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, future income tax assets and liabilities, the recoverability of mineral properties, and the provision for the asset retirement obligation.

Depreciation of Capital Assets

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

June 2010	$8.75	$6.99	$7.65
May 2010	$8.53	$6.85	$7.19
April 2010	$10.00	$7.48	$8.70
March 2010	$7.50	$5.90	$7.30
February 2010	$7.00	$5.80	$5.80
January 2010	$7.10	$6.06	$6.75

Three Months Ended 4/30/10	$10.00	$5.80	$8.70
Three Months Ended 1/31/10	$8.28	$6.06	$6.75
Three Months Ended 10/31/09	$8.45	$5.74	$8.20
Three Months Ended 7/31/09	$6.99	$5.01	$6.26

Three Months Ended 4/30/09	$7.25	$5.40	$5.90
Three Months Ended 1/31/09	$6.70	$3.87	$6.70
Three Months Ended 10/31/08	$7.04	$3.23	$4.15
Three Months Ended 7/31/08	$8.87	$6.20	$6.85

Three Months Ended 4/30/08	$11.10	$8.25	$8.75
Three Months Ended 1/31/08	$12.09	$9.50	$10.70
Three Months Ended 10/31/07	$13.00	$9.75	$11.50
Three Months Ended 7/31/07	$12.21	$9.10	$11.15

Three Months Ended 4/30/07	$12.30	$7.40	$12.10
Three Months Ended 1/31/07	$8.50	$7.05	$8.10
Three Months Ended 10/31/06	$8.80	$6.00	$7.40
Three Months Ended 7/31/06	$8.72	$4.80	$6.90

Fiscal Year Ended 1/31/09	$11.10	$3.23	$6.70
Fiscal Year Ended 1/31/08	$13.00	$7.40	$10.70
Fiscal Year Ended 1/31/07	$8.80	$3.95	$8.10
Fiscal Year Ended 1/31/06	$4.75	$3.20	$4.40
Fiscal Year Ended 1/31/05	$5.00	$3.55	$3.86

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as January 31, 2010. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2010, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2010.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F/A Annual Report.

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

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2010

AUDITORS' REPORT

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the balance sheets of Pacific Booker Minerals Inc. (the "Company") as at January 31, 2010 and 2009 and the statements of operations and cash flows for the years ended January 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Chartered Accountants

Vancouver, BC, Canada

April 22, 2010

Comments by Independent Registered Chartered Accountants for U.S Readers on Canada-United States of America Reporting Differences

In the United States, the reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated April 22, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in auditor’s report when these are adequately disclosed in the financial statements.

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

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: February 9, 2011

Signed: /s/  "Gregory Anderson"

                                                                                      Gregory Anderson,

                                                                                       President and CEO

#