Form 20-F
period 2011-01-31
Pacific Booker Minerals Inc.
filed 2011-07-27
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2011

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           12,020,289

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

Other [X]

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

MLT - thousands of long tons.

Net Smelter Return ("NSR") - revenue available from the concentrate produced. It does not include the processing costs associated with producing the concentrate.  NSR is an imput to the determination of cut-off grade.

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

The Company’s auditor for the fiscal years of 2011, 2010, 2009 and 2008 ended January 31 was Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.  The Company’s prior auditor for fiscal 2007 was Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G6. There were no disagreements between the Company and Davidson & Company, LLP.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Year 2011, 2010, and 2009 ended January 31 were derived from the financial statements audited by Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The Financial Statements for the Years Ended January 31, 2008 were audited by Meyers Norris Penny LLP, and the financial statements for 2007 were audited by Davidson & Company LLP, Chartered Accountants, but are not included herein.

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

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/11	1/31/10	1/31/09	1/31/08	1/31/07

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($1,951)	($2,254)	($2,230)	($2,222)	($1,365)
Net Income (Loss) Per Share	($0.17)	($0.20)	($0.20)	($0.23)	($0.17)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	11,780	11,438	11,025	9,497	8,142
Working Capital	$1,529	$2,831	$6,144	$5,058	$3,748
Mineral Properties	$27,497	$25,621	$22,439	$17,625	$14,278
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$29,213	$28,665	$28,729	$22,838	$18,194
Total Assets	$29,596	$29,294	$29,766	$23,455	$18,677

US GAAP Net Loss	($3,827)	($5,436)	($7,044)	($5,569)	($3,712)
US GAAP Loss Per Share	($0.32)	($0.48)	($0.64)	($0.59)	($0.46)
US GAAP Wtg. Avg. Shares	11,780	11,438	11,025	9,497	8,142
US GAAP Equity	$6,408	$7,736	$10,982	$9,905	$8,608
US GAAP Total Assets	$6,791	$8,365	$12,020	$10,523	$9,091
US GAAP Mineral Properties	$4,693	$4,693	$4,693	$4,693	$4,693

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/10	$ 1.04	$ 1.08	$ 1.00	$ 1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05
Year Ended 12/31/08	1.08	1.30	0.97	1.22
Year Ended 12/31/07	1.07	1.19	0.92	0.99
Year Ended 12/31/06	1.13	1.17	1.10	1.17

Three Months Ended 6/30/11	$ 0.96	$ 0.99	$ 0.95	$ 0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03
Three Months Ended 6/30/10	1.04	1.08	1.00	1.06
Three Months Ended 3/31/10	1.05	1.07	1.01	1.02
Three Months Ended 12/31/09	1.06	1.08	1.03	1.05
Three Months Ended 9/30/09	1.08	1.17	1.06	1.07
Three Months Ended 6/30/09	1.15	1.26	1.08	1.16
Three Months Ended 3/31/09	1.27	1.30	1.18	1.26
Three Months Ended 12/31/08	1.23	1.30	1.06	1.22
Three Months Ended 9/30/08	1.05	1.08	1.00	1.06
Three Months Ended 6/30/08	1.01	1.03	0.98	1.02

June 2011		$ 0.99	$ 0.96	$ 0.96
May 2011		0.98	0.95	0.97
April 2011		0.97	0.95	0.95
March 2011		0.99	0.97	0.97
February 2011		1.00	0.97	0.97
January 2011		1.00	0.99	1.00

The exchange rate was $0.96 at noon on June 30, 2011.

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

All of the Company’s Mineral Properties are at the Exploration Stage and all of the Company’s Property Expenditures May Be Lost

The Company is currently focusing all of its efforts and funds on the Morrison Project, which is at the exploration stage. If the Company is successful in obtaining the required environmental certificates and mining permits, substantial additional work and funds will be required in order to bring the Company through the development stage. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

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

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders

The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects.  The Company has completed a positive Full Feasibility Study at its Morrison project and will require further financing to develop the Morrison project and to place it into commercial production.  The development of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2011, the end of the Company’s most recent fiscal year, the Company had a deficit of $23,760,283.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through October 31, 2011. The terms of rent are as follows:

February 1, 2011 to October 31, 2011	$61,973

The premises are considered adequate for the Company’s needs for the foreseeable future.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the NYSE Amex Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2011, the end of the most recent fiscal year, there were 12,020,289 common shares issued and outstanding.

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

On August 7, 2007, the Company’s common shares began trading on the NYSE Amex (formerly the American Stock Exchange) under the symbol “PBM”.

On March 12, 2009, the Company released the positive full Feasibility Study on the Morrison Project as completed by Wardrop Engineering Ltd. The study describes the scope, design features and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill.

Business Overview

All of the Company’s mineral operations are located in Canada. The Company and all of its properties are at the exploration stage. Currently, the Company is completing the required permitting of its Morrison Project. Based upon the positive full Feasibility Study, the Company intends to proceed with development of a mine at Morrison once the required permits are received.

Operations are not seasonal as the Company can conduct certain types of work at its properties year-round.  To date, the Company’s revenue has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.  The Company’s operations are dependent upon mining exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties.  Please see the individual property descriptions below for the details of each of the Company’s mineral exploration projects.

The mineral operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels.  These regulations are well documented and a fundamental aspect of operations for any resource company in Canada.  Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

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

The project is currently at the exploration stage. In March 2009, the Company received a positive Full Feasibility Study on the project and is currently in the process of obtaining the environmental certificates and permits necessary to proceed to the development stage.

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

Beacon Hill completed a draft of a Preliminary Assessment Report on the feasibility of the claims, and continued the work to bring the draft report to the Final Feasibility Report.  During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

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

		Average Grade				Contained Metal
Class	Tonnes	Cu EQ (%)	Cu (%)	Au (g./t)	Mo (%)	Cu (lb) 000,000’s	Au(oz) 000’s	Mo(lb) 000’s

Measured	96,516	0.47	0.40	0.20	0.004	851.13	614.4	8,511
Indicated	110,353	0.46	0.39	0.20	0.005	936.66	691.8	12,164

Total Measured/Indicated	206,869	0.46	0.39	0.20	0.005	1,787.78	1,306.3	20,676

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

The total mineable reserves from the Feasibility Study are given below:

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

With the receipt of the positive Feasibility Study, the Company focused its efforts on permitting issues for the planned development of the Morrison project. On May 22, 2009, the British Columbia Environmental Assessment Office ("BCEAO") issued the Final Terms of Reference for an Environmental Assessment Certificate application.  An Application for an Environmental Assessment Certificate was submitted by the Company to the BCEAO on September 28, 2009.  The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.  On October 27, 2009, the EAO issued a letter to the Company accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table.  The Screening Evaluation Table identified information or clarification requests to be addressed by the Company for the Application to progress to the Review stage.  In addition, the Company submitted Licenses and Permits, including Mining Lease (MEMPR), Crown Lease for mineral tenure 520519 (tailings storage facility) (ILMB), Statutory Right-of-Way Crown Land Tenure for a transmission line (ILMB), Occupant License to Cut for the mine site (MOFR), Special Use Permit (MOFR), Road Permits and Road Use Agreements (MOFR),and Forest License to Cut for the transmission line (MOFR), for Concurrent Review with the Application for an Environmental Assessment Certificate.

On July 14, 2009, pursuant to the Canadian Environmental Assessment Act (CEAA), Fisheries and Oceans (DFO), Natural Resources (NRCan), Transport Canada (TC) issued a Notice of Commencement to conduct a comprehensive study.  The BCEAO and the Canadian Environmental Assessment Agency will coordinate their respective review processes to ensure that joint steps are undertaken wherever that can appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.  The Morrison Copper/Gold Project was accepted as an MPMO project by Major Project Management Office (MPMO) who oversee and track the federal review and Aboriginal engagement and consultation for major resource projects.

For the fiscal year ended January 31, 2010, the Company incurred $3,182,035 in expenditures on the Morrison property.

Fiscal 2011 Work

Work to support the environmental assessments continued during Fiscal 2011.

From January to March 2010, the Company completed a drill program around the perimeter of the proposed open pit in order to better characterize the Acid Rock Drainage and Metal Leaching ("ML-ARD") potential of waste rock and pit walls.  The hydraulic conductivity of the rock and faults was also tested and the geotechnical characteristics of the rock observed.  This work was requested by Ministry of Environment to address information gaps in the EAC Application.  Results from the drilling indicated that waste rock and pit walls contain less pyrite than had been predicted in preliminary assessments.  ABA testing of the rock was included in the assessment of the ML-ARD potential of the waste rock and pit walls.

In May 2010, an Addendum to address the deficiencies in the EAC Application to the BCEAO was submitted.  On July 12th, the BCEAO announced that they had accepted the Company’s Application for an EAC for Review.  The BCEAO also informed the Company that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  Therefore, the 180-day Application Review Period commenced on July 12, 2010.

On October 28, 2010, the Company requested a temporary timeline suspension of EAC Application review period, to allow the Company the opportunity to respond thoroughly to the comments and issues raised by the reviewers of the Application.  The Company submitted its responses to all comments and issues on November 19, 2010 in the Review Response Report and requested that the timeline suspension be lifted and that the review period resume starting at day 109 of the 180-day review period.

On December 16, 2010, the Company met with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”) to discuss reviews of tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments and the BCEAO draft Assessment Report.  During the meeting, BCEAO requested that the Company consider changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  The changes were intended to significantly reduce the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.

As per the Project Terms of Reference and Canadian legislation, the Company must devise a Fish Habitat Compensation Plan ("FHCP") to replace fish-bearing and aquatic habitat that will be lost as a result of the Project.  The amount of fish-bearing habitat lost is 0.125 ha resulting from partial dewatering of some streams, the freshwater intake pipe-line and effluent discharge pipeline.  Maintaining fish productivity is a key objective so compensation ratios may, to ensure adequate compensation, require more habitats be created than is lost.  In general, new habitat is required to replace lost habitat at a 2:1 ratio however the submitted FHCP provides new habitat at a 3:1 ratio.  An approved FHCP is required to obtain Fisheries Act authorizations that are prerequisites for Project approval.  The Company submitted a FHCP to DFO and EAO on December 8, 2010.

The Lake Babine Nation (“LBN”) completed a Salmon Spawning Survey in October/November 2010.  The total salmon escapement for the Morrison watershed was 10,132 Sockeye and 1,002 Coho.  This compares with historical averages.

LBN completed a study with respect to relocating the location of the Overburden Stockpile from Morrison Point as it was considered to being a barrier to wildlife migration, potentially too close to Morrison Lake with the potential to contribute dust and drainage to the lake which would impact salmon spawning.  As a result, the Overburden Stockpile was relocated inland 700 meters from Morrison Lake.

The Morrison Copper/Gold Project has been identified as a major natural resource project.  The federal Major Projects Management Office ("MPMO") will track and monitor the progress of the Project through the federal EA and ensure service standards and timelines are met.  On May 10, 2010, MPMO completed the Project Agreement and posted the document on their website: (http://www.mpmo.gc.ca/project-projet/morrison-eng.php).  The Agreement describes the federal review process and outlines the key roles, responsibilities and service standards required of the Proponent and federal agencies.  The federal review includes environmental assessment, regulatory reviews, aboriginal engagement and consultation activities.  Federal agencies signatory to the Agreement include: Canadian Environmental Assessment Agency, Natural Resources Canada, Fisheries and Oceans Canada, Environment Canada, Transport Canada and Indian and Northern Affairs Canada.

For the fiscal year ended January 31, 2011, the Company incurred $1,876,149 in expenditures on the Morrison property.

Anticipated Fiscal 2012 Work

As a result of the December 16, 2010 meeting with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”), the Company proceeded with incorporating the changes into a conceptual design which was subsequently discussed with BCEAO and other reviewers on January 25, February 21 and February 25, 2011.  Feedback from these meetings was used prepare a Review Response Report.  The Review Response Report was submitted to the BCEAO on March 30, 2011.  The Company also submitted an Application Information Key (“AIK”) identifying the order of precedence guiding how the various documents submitted should be considered by order of precedence addressing any potential ambiguities between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.

Further comments from the BCEAO were received on April 15, 2011 that dealt mainly with the segregation of waste rock.  The Company expanded on the waste segregation plan and submitted this plan to the BCEAO and CEAA for review on April 26, 2011.  Additional comments from the Federal agencies, Environment Canada and Natural Resources Canada were then received on May 25, 2011.

Considering all the comments received as well as additional data acquired from field work during spring break-up, Review Response Report Rev. 2 was submitted to the BCEAO on July 4, 2011, along with the request that the EAC Application Review timeline suspension be lifted such that the Review period will resume starting at day 109 of the 180-day review period.

As a result of comments received from the Department of Fisheries and Oceans (DFO) Canada, PBM submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and EAO on March 23, 2011.

EDI Environmental Inc. along with the participation of The Lake Babine Nation completed a moose and mule deer winter survey in February 2011 to determine habitat use within the Project area during typical winter activity.

The BCEAO has accepted the following Licences and Permits for Concurrent Review:

1.

Mining Lease, Ministry of Energy Mines and Petroleum Resources

2.

Crown Lease for mineral tenure 520519 (tailings storage facility), Integrated Land Management Bureau

3.

Statutory Right-of-Way Crown Land Tenure for the transmission line, Integrated Land Management Bureau

4.

Occupant Licence to Cut for the mine site, Ministry of Forests and Range

5.

Special Use Permit, Ministry of Forests and Range

6.

Road Permits and Road Use Agreements, Ministry of Forests and Range

7.

Forest Licence to Cut for the transmission line, Ministry of Forests and Range

Upon issuance of an Environmental Assessment Certificate, the Company expects to proceed with the planned development of the Morrison Mine

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ended January 31, 2012 will be CDN$1,200,000.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 18 to the financial statements for the fiscal year ended January 31, 2011.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 as of January 31, 2011.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2011, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2011 vs. Year Ended 1/31/2010

During the year, the Company continued work on the environmental assessment and permitting requirements on the Morrison project.

The net loss for the year ended January 31, 2011 was ($1,950,708), or ($0.17) per share, compared to a loss of ($2,254,085), or ($0.20) per share for the year ended January 31, 2010.  The reduced loss in the current year included a decrease in Shareholder information and promotion to ($85,949) from ($230,613) due to a decrease in outside promotional assistance and a reduction in media costs;  a reduction in Stock-based Compensation expense of ($935,198) compared to ($1,261,022) in the prior year, with the decrease due to a reduced cost for stock options granted during the year;  Professional Fees increased to ($313,395) from ($124,615) due to the legal fees related the Rescan Civil claim and the Hearne Hill property suit;  Travel costs decreased  to ($46,250) from ($68,566) due to the reduction in travelling required.  Wages and Benefits, Filing and Transfer Agent Fees, Office and Miscellaneous, Office rent and Telephone all remained about the same as in Fiscal 2010.

Interest income for the year was $14,610 which was lower than the $20,436 recorded in the prior fiscal year due to the decrease in the prime interest rate and the amount of cash held during the current year.  All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2011, the end of the most recent fiscal year, was $1,528,588.  Subsequent to the year end through July 1st, the Company has issued 171,000 common shares pursuant to the exercise of stock options, but has not issued any common shares pursuant to the exercise of warrants.  Combined with the Company’s working capital as of January 31, 2011, the funds raised by the anticipated exercises of options are expected to be sufficient for the fiscal 2012 budgeted amounts of $1,200,000 for the ongoing work on the Morrison project and fiscal 2012’s estimated General and Administrative expenses of $3,425,000 (of which approximately $2,450,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2012, the Company has no cash flow from operations, and additional funds will be required for fiscal 2013.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

Additional funding will be necessary to fund any development on the Morrison Project.  Specific funding requirements are dependent upon the mine plans of the feasibility study and at this time management cannot predict the amount of funds needed or the timing of any equity and/or debt financings.

The Company has financed its operations through the issuance of common shares. The following private placements have been completed in the last 5 fiscal years.

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2007	Private Placement	970,200	$ 4.00	$ 3,880,800
	Private Placement	500,000	$ 5.00	$ 2,500,000

2008	None	Nil	Nil	Nil

2009	None	Nil	Nil	Nil

2010	None	Nil	Nil	Nil

2011	None	Nil	Nil	Nil

Year Ended January 31, 2011

The Company’s Working Capital as of January 31, 2011 was $1,528,588.  During the year, Operating Activities used cash of ($965,130).  In addition to the fiscal year’s net loss of ($1,950,708), other non-cash charges included Stock-based Compensation of ($935,198) and Amortization of $29,115.  Changes in non-cash working capital items included decrease in Receivables of ($12,919), increase in amounts owing to related parties of $4,713, increase in Prepaids and Deposits of $8,035, and increase in Accounts Payable and Accrued Liabilities of $11,668.  Investing Activities used cash of ($2,142,194), which included cash used for Deferred Exploration of ($2,137,956), and Purchase of Equipment, Vehicles or Furniture of ($4,238).  Financing Activities provided cash of $1,564,000, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 380,000 common shares. pursuant to the exercise of stock options for proceeds of $1,564,000.

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

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Effective for the fiscal years ended January 31, 2011, 2010, and 2009, the Company is compensating directors for attendance at meetings and therefore no adjustment for fair value of contributed executive services is required.

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

The reader is advised to consult Pacific Booker’s audited annual financial statements for the year ended January 31, 2011, particularly Note 18, for quantification of the differences.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that has significantly affected financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 would be the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  As a result, the Company will adopt IFRS for its financial reporting beginning with the interim financial statements for the first quarter of fiscal 2012 ended April 30, 2011, with comparative information for fiscal 2011 restated.

The Company has evaluated the transition from Canadian GAAP to IFRS and determined the largest changed in its financial reporting will be the method of expense for Share Based Payments (previously called Stock Based Compensation). Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes. For the Company, it has been 1/8 of the total stock based compensation for the entire grant, each 3 month period for 8 quarters.  IFRS 2 requires that such awards be treated as a series of individual awards, with compensation measured and recognized separately for each vesting of options within a grant that has a different vesting date. For the Company, that is the first vesting has the stock based payment expense for the first vesting and a portion of each subsequent vesting, prorated over the period up to the actual vesting of the options.  This will result in a timing difference in recognition of share based payment expenses.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 18 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.00 as of January 31, 2011.

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

The Company leases its Vancouver office, which runs through October 31, 2011.

Table No. 5

Contractual Obligations

As of February 1, 2011

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$61,973	$61,973	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of 7/15/11 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual and Extra-Ordinary General Meeting of Shareholders held on May 30, 2011, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	55	June 24, 2005
William Deeks	78	March 17, 1997
Mark Gulbrandson	58	June 24, 2005
John J. Plourde	68	December 30, 1999
Dr. Dennis Simmons	59	November 29, 2006
Erik Tornquist	63	June 24, 2005
William F. Webster	67	June 24, 2005

Table No. 7 lists, as of 7/15/11, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	55	June 24, 2005
Ruth Swan	Chief Financial Officer	54	April 20, 2006

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

At the Company’s Annual and Extra-Ordinary General Meeting of Shareholder’s held on May 30, 2011, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2011 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2011 2010 2009	None None None	49,400 20,000 92,500	None None None	$123,864 (1) $135,910 (1) $129,371 (1)

William Deeks Chairman and Director	2011 2010 2009	None None None	49,400 20,000 70,000	$3,000 $3,500 $3,500	None None None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2011 2010 2009	None None None	14,900 10,000 10,030	N/A N/A N/A	$ 31,913 (2) $ 28,208 (2) $ 29,873 (2)

John Plourde, Director	2011 2010 2009	None None None	49,400 20,000 92,500	None None None	$132,000 (3) $132,000 (3) $132,000 (3)

Mark Gulbrandson, Director	2011 2010 2009	None None None	49,400 20,000 70,000	$3,000 $3,500 $3,000	None None None

Dr. Dennis Simmons, Director	2011 2010 2009	None None None	49,400 20,000 70,000	$3,000 $3,500 $3,000	None None None

Erik Tornquist, Director	2011 2010 2009	None None None	49,400 20,000 92,500	None None None	$ 96,000 (4) $ 116,000 (4) $ 88,500 (4)

William Webster, Director	2011 2010 2009	None None None	49,400 20,000 70,000	$3,500 $3,500 $3,500	None None None

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

No funds were set aside or accrued by the Company during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of April 25, 2011, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	447,850	3.65%
Common	Ruth Swan (2)	66,865	0.55%
Common	William Deeks (3)	354,575	2.90%
Common	Mark Gulbrandson (4)	459,510	3.76%
Common	John Plourde (5)	808,579	6.58%
Common	Dennis Simmons (6)	642,494	5.23%
Common	Erik Tornquist (7)	367,660	2.99%
Common	William Webster (8)	422,530	3.46%

	Total Directors/Officers	3,570,063	25.67%

(1)

Of these shares, 249,000 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(2)

Of these shares, 39,307 represent currently exercisable share purchase options.  An additional 7,450 options have been granted but not yet vested.

(3)

Of these shares, 186,600 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(4)

Of these shares, 186,600 represent currently exercisable share purchase warrants.  An additional 24,700 options have been granted but not yet vested.

(5)

Of these shares, 249,000 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(6)

Of these shares, 264,600 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(7)

Of these shares, 249,000 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(8)

Of these shares, 186,600 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

.

#   Based upon 12,030,289 shares outstanding as of 4/25/11 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 10 lists as of 4/25/11 the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	808,579	6.58%
Common	Dennis Simmons (2)	642,494	5.23%

(1)

Of these shares, 249,000 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

(2)

Of these shares, 264,600 represent currently exercisable share purchase options.  An additional 24,700 options have been granted but not yet vested.

Based on 12,030,289 shares outstanding as of 4/25/2011 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $123,864 in fiscal 2011 (2010 - $135,910; 2009 - $129,371) for investor relations activities.

Erik Tornquist, Director, was paid $96,000 (2010 - $96,000; 2009 - $88,500) for consulting services on the Morrison Project.  During Fiscal 2010, he also received a $20,000 bonus.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $1,092 (2010 - $780; 2009 - $28,281) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 (2010 - $132,000; 2009 - $132,000) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2011, other than described below:

During Fiscal 2012 (up to and including July 1st), the Company has issued 171,000 common shares pursuant to the exercise of stock options for proceeds of $907,250

Item 9.  Offer and Listing of Securities

As of January 31, 2011, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,191,289 common shares issued and outstanding as of July 15, 2011.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On 6/30/11, the shareholders' list for the Company's common shares showed 112 registered shareholders, including depositories, and 12,191,289 shares issued and outstanding.  Of the total shareholders, 67 are resident in Canada holding 8,323,645 common shares representing 68.28% of the total shares outstanding; 45 shareholders are resident in the United States holding 3,867,644, or 31.72% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the last sixteen fiscal quarters.  There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

- Sales -
Canadian Dollars
Period	High	Low	Close

June 2011	$ 7.70	$ 7.01	$ 7.35
May 2011	$ 7.70	$ 6.90	$ 7.35
April 2011	$ 8.20	$ 7.21	$ 7.50
March 2011	$ 8.74	$ 7.59	$ 8.00
February 2011	$ 9.30	$ 8.50	$ 8.75
January 2011	$ 9.99	$ 8.85	$ 9.05

Three Months Ended 4/30/11	$ 9.30	$ 7.21	$ 7.50
Three Months Ended 1/31/11	$10.12	$ 8.40	$ 9.05
Three Months Ended 10/31/10	$ 9.25	$ 7.06	$ 9.20
Three Months Ended 7/31/10	$ 8.75	$ 6.85	$ 7.66

Three Months Ended 4/30/10	$10.00	$ 5.80	$ 8.70
Three Months Ended 1/31/10	$ 8.28	$ 6.06	$ 6.75
Three Months Ended 10/31/09	$ 8.45	$ 5.74	$ 8.20
Three Months Ended 7/31/09	$ 6.99	$ 5.01	$ 6.26

Three Months Ended 4/30/09	$ 7.25	$ 5.40	$ 5.90
Three Months Ended 1/31/09	$ 6.70	$ 3.87	$ 6.70
Three Months Ended 10/31/08	$ 7.04	$ 3.23	$ 4.15
Three Months Ended 7/31/08	$ 8.87	$ 6.20	$ 6.85

Three Months Ended 4/30/08	$11.10	$ 8.25	$ 8.75
Three Months Ended 1/31/08	$12.09	$ 9.50	$10.70
Three Months Ended 10/31/07	$13.00	$ 9.75	$11.50
Three Months Ended 7/31/07	$12.21	$ 9.10	$11.15

Fiscal Year Ended 1/31/11	$10.12	$ 5.80	$ 9.05
Fiscal Year Ended 1/31/10	$ 8.45	$ 5.01	$ 6.75
Fiscal Year Ended 1/31/09	$11.10	$ 3.23	$ 6.70
Fiscal Year Ended 1/31/08	$13.00	$ 7.40	$10.70
Fiscal Year Ended 1/31/07	$ 8.80	$ 3.95	$ 8.10

Table No. 11b lists the volume of trading and high, low and closing sales prices on the American Stock Exchange for the Company's common shares since its listing on August 8, 2007.

Table No. 11b

NYSE Amex Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

June 2011	$ 7.80	$ 7.25	$ 7.61
May 2011	$ 7.98	$ 7.20	$ 7.64
April 2011	$ 8.44	$ 7.60	$ 7.91
March 2011	$ 9.00	$ 7.96	$ 8.30
February 2011	$ 9.27	$ 8.75	$ 9.00
January 2011	$ 10.75	$ 8.80	$ 9.00

Three Months Ended 4/30/11	$ 9.27	$ 7.60	$ 7.91
Three Months Ended 1/31/11	$ 10.75	$ 8.30	$ 9.00
Three Months Ended 10/31/10	$ 9.00	$ 6.66	$ 8.94
Three Months Ended 7/31/10	$ 8.45	$ 6.40	$ 7.50

Three Months Ended 4/30/10	$ 9.90	$ 5.07	$ 8.61
Three Months Ended 1/31/10	$ 7.75	$ 5.94	$ 6.28
Three Months Ended 10/31/09	$ 9.50	$ 3.97	$ 7.63
Three Months Ended 7/31/09	$ 6.00	$ 4.25	$ 6.00

Three Months Ended 4/30/09	$ 5.94	$ 4.38	$ 4.65
Three Months Ended 1/31/09	$ 5.61	$ 2.71	$ 5.61
Three Months Ended 10/31/08	$ 6.91	$ 2.20	$ 3.49
Three Months Ended 7/31/08	$ 9.20	$ 5.40	$ 6.60

Three Months Ended 4/30/08	$ 11.00	$ 7.40	$ 8.60
Three Months Ended 1/31/08	$ 12.60	$ 9.52	$10.75
Three Months Ended 10/31/07	$ 12.70	$ 9.80	$12.00

Fiscal Year Ended 1/31/11	$ 10.75	$ 5.07	$ 9.00
Fiscal Year Ended 1/31/10	$ 9.50	$ 3.97	$ 6.28
Fiscal Year Ended 1/31/09	$ 11.00	$ 2.20	$ 5.61
Fiscal Year Ended 1/31/08	$ 12.70	$ 9.52	$10.75

Table No. 12 lists, as of 7/15/11, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
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

In August 2010, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company has filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In consultation with its Attorney, PBM is in the process of completing discovery documents.  Subsequent to the end of the fiscal year, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan have been paid into trust with the Company's solicitors pending resolution of this claim.

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

During Fiscal 2011 ended January 31, 2011, the Company issued no common shares pursuant to the exercise of warrants, and issued 380,000 common shares pursuant to the exercise of stock options for proceeds of $1,564,000.  There were no private placements completed during Fiscal 2011.

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

During Fiscal 2005 ended January 31, 2005, the Company sold flow-through common shares for proceeds of $25,024.  No flow-through common shares were sold in fiscal 2006, 2007, 2008, 2009, 2010 or 2011 ended January 31.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual and Extra-Ordinary Meeting held on May 30, 2011, Shareholders approved a new Stock Option Plan dated 2011 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,406,057 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of 6/30/2011, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	92,500 20,000 49,400 76,800 51,600	92,500 20,000 30,875 9,600 6,450	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Ruth Swan, Chief Financial Officer	10,030 10,000 14,900 61,827 10,000	10,030 10,000 9,312 7,728 1,250	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

John Plourde, Director	92,500 20,000 49,400 76,800 60,000	92,500 20,000 30,875 9,600 7,500	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

William Deeks, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 30,875 6,237 6,450	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Mark Gulbrandson, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 30,875 6,237 6,450	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Dennis Simmons, Director	70,000 20,000 49,400 149,900 51,600	70,000 20,000 30,875 18,737 6,450	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Erik Tornquist, Director	92,500 20,000 49,400 76,800 60,000	92,500 20,000 30,875 9,600 7,500	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

William Webster, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 30,875 6,237 6,450	$7.81 $5.75 $7.70 $7.44 $7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Total Officers and Directors (8 persons)	2,058,057
Total Employees and Consultants (6 persons)	150,000
Total Officers/Directors/Employees And Consultants	2,208,057

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as January 31, 2011.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2011.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that require the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting with regard to deficiencies or material weaknesses other than the corrective actions to ensure proper disclosure is included in the Company’s filings under the Exchange Act, including the Form 20-F Annual Report.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company Fiscal 2006 20-F Annual Report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Meyers Norris Penny LLP (formerly Cinnamon Jang Willoughby & Company), Chartered Accountants, for Fiscal 2011, 2010, and 2009.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2011	Fiscal Year Ended January 31, 2010	Fiscal Year Ended January 31, 2009

Audit Fees	$ 38,000	$ 36,250	$ 36,750
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	752
Total	$ 38,000	$ 36,250	$ 36,750

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

Audited Financial Statements

Independent Auditors Report, dated April 27, 2011

Balance Sheets at January 31, 2011 and 2010

Statements of Operations for the years ended January 31, 2011, 2010, and 2009.

Statements of Cash Flows for the years ended January 31, 2011, 2010, and 2009.

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

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2011

Management’s Responsibility

To the Shareholders of Pacific Booker Minerals Inc.

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee is composed primarily of Directors who are neither management nor employees of Pacific Booker Minerals Inc. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of Pacific Booker Minerals Inc.’s external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 27, 2011

“Greg Anderson”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the financial statements of Pacific Booker Minerals Inc. which comprise the balance sheets as at January 31, 2011 and 2010, and the statements of operations, deficit, and cash flows for the years then ended January 31, 2011 and 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January  31, 2011 and 2010 and the results of its operations and cash flows for the years then ended January 31, 2011 and 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 1, indicate the existence of a material uncertainty which may cast doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern.

Vancouver, British Columbia

Chartered Accountants

April 27, 2011

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS SUITE 2300, 1055 DUNSMUIR ST., BOX 49148, VANCOUVER, BC V7X 1J1 1-877-688-8408 PH. (604) 685-8408 FAX (604) 685-8594 mnp.ca

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT JANUARY 31

	2011	2010

ASSETS

Current
Cash and cash equivalents	$ 1,799,650	$ 3,342,974
Receivables	71,228	84,147
Prepaid expenses and deposits	40,490	32,455

	1,911,368	3,459,576

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	22,664,614	20,788,465
Equipment, vehicles and furniture (Note 7)	63,708	89,415
Reclamation deposits	123,600	123,600

Total assets	$ 29,595,790	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 355,451	$ 606,163
Amounts owing to related parties (Note 9)	27,329	22,873

	382,780	629,036

Shareholders' equity
Share Capital (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
12,020,289 common shares (2010 – 11,640,289)	47,367,605	45,489,248
Contributed surplus (Note 8)	5,605,688	4,984,847
Deficit	(23,760,283)	(21,809,575)

	29,213,010	28,664,520

Total liabilities and shareholders’ equity	$ 29,595,790	$ 29,293,556

Nature and continuance of operations (Note 1)

Commitment (Note 12)

Contingency (Note 16)

Subsequent events (Note 17)

On behalf of the Board:

“William Deeks”	“Greg Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2011	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 29,115	$ 21,822	$ 10,970
Consulting fees	-	1,162	3,928
Consulting fees - Stock-based compensation (Note 8)	211,290	289,729	356,980
Directors fees	12,500	14,000	13,000
Directors fees - Stock-based compensation (Note 8)	446,285	562,005	817,976
Filing and transfer agent fees	66,360	74,060	85,441
Foreign exchange (gain)loss	7,102	(8,691)	(221,519)
Gain on settlement of pending litigation (Note 16)	-	-	(200,000)
Interest income	(14,610)	(20,436)	(173,848)
Investor relations fees	-	-	5,587
Investor relations – related party (Note 9)	255,864	267,910	261,371
Investor relations fees - Stock-based compensation (Note 8)	239,301	371,583	514,388
Office and miscellaneous	81,822	92,204	96,996
Office rent	85,487	84,411	73,889
Professional fees (Note 9)	313,395	124,615	226,221
Professional fees - Stock-based compensation (Note 8)	33,887	28,094	33,677
Shareholder information and promotion	85,949	230,613	198,132
Telephone	17,542	18,129	18,394
Travel	46,250	68,566	86,921
Wages and benefits	28,734	24,698	6,122
Wages and benefits - Stock-based compensation (Note 8)	4,435	9,611	15,104

Loss and comprehensive loss for the year	(1,950,708)	(2,254,085)	(2,229,730)

Deficit, beginning of year	(21,809,575)	(19,555,490)	(17,325,760)

Deficit, end of year	$ (23,760,283)	$ (21,809,575)	$ (19,555,490)

Basic and diluted loss per common share	$ (0.17)	$ (0.20)	$ (0.20)

Weighted average number of common shares outstanding	11,799,679	11,438,239	11,025,478

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)
Items not affecting cash:
Amortization	29,115	21,822	10,970
Stock-based compensation	935,198	1,261,022	1,738,125
Gain on settlement of pending litigation	-	-	(200,000)

Changes in non-cash working capital items:
(Increase) decrease in receivables	12,919	41,301	15,017
(Increase) decrease in prepaids and deposits	(8,035)	(4,547)	7,129
Increase (decrease) in accounts payable and accrued liabilities	11,668	(36,900)	42,825
Increase (decrease) in amounts owing to related parties	4,713	(4,375)	1,000

Net cash used in operating activities	(965,130)	(975,762)	(614,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	1,564,000	928,800	6,382,712

Net cash provided by financing activities	1,564,000	928,800	6,382,712

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(2,137,956)	(3,547,826)	(4,236,291)
Additional reclamation bond	-	(5,000)	-
Purchase of equipment, vehicles or furniture	(4,238)	(84,917)	(4,374)

Net cash used in investing activities	(2,142,194)	(3,637,743)	(4,240,665)

Change in cash and cash equivalents during the year	(1,543,324)	(3,684,705)	1,527,383

Cash and cash equivalents, beginning of year	3,342,974	7,027,679	5,500,296

Cash and cash equivalents, end of year	$ 1,799,650	$ 3,342,974	$ 7,027,679

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

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

	2011	2010

Working capital	$ 1,528,588	$ 2,830,540
Deficit	(23,760,283)	(21,809,575)

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

JANUARY 31, 2011 and 2010

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

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at January 31, 2011 and 2010.

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

JANUARY 31, 2011 and 2010

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

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2011 do not include the nil (2010 – nil; 2009 – nil) warrants outstanding and the 2,008,057 (2010 – 2,000,357; 2009 – 2,065,357) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(j)  Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the year ended January 31, 2011 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

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

JANUARY 31, 2011 and 2010

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

4.

RECLASSIFICATION OF COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

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

Morrison claims, Canada	2011	2010

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

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

JANUARY 31, 2011 and 2010

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

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	2011	2010

Balance, beginning of year	$ 20,788,465	$ 17,606,430

Deferred exploration costs
Additions
Amortization	830	1,185
Staking/recording	833	-
Supplies and camp	18,392	18,000
Community consultation
Geological and geophysical	234	783
Promotion and education	-	-
Sub-contracts and labour	19,575	45,056
Supplies and general	4,411	3
Travel	2,254	1,610
Environmental
Assays	90,018	19,960
Geological and geophysical	1,000,313	247,960
Promotion and education	4,796	480
Sub-contracts and labour	11,440	2,465
Supplies and general	104,328	5,534
Travel	7,408	3,873
Marketing Factors
Sub-contracts and labour	-	-
Metallurgical
Assays	450	-
Geological and geophysical	6,100	(14,387)
Scoping/Feasibility study
Assays	10,064	531
Drilling	151,284	128,402
Geological and geophysical	18,583	2,175,454
Sub-contracts and labour	317,301	321,457
Sub-contracts and labour-related parties	96,000	118,001
Supplies and general	3,519	70,510
Staking and recording	520	1,144
Travel	7,496	34,014

Total deferred exploration costs for the year	$ 1,876,149	$ 3,182,035

Balance, end of year	$22,664,614	$20,788,465

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

January 31, 2011
Trailers	$ 25,000	$ 24,899	$ 101
Automobile	80,160	38,271	41,889
Office furniture and equipment	50,528	43,809	6,719
Computer equipment	88,283	73,284	14,999

	$ 243,971	$ 180,263	$ 63,708

	Cost	Accumulated Amortization	Net Book Value

January 31, 2010
Trailers	$ 25,000	$ 24,856	$ 144
Automobile	80,160	20,317	59,843
Office furniture and equipment	50,528	42,130	8,398
Computer equipment	84,045	63,015	21,030

	$ 239,733	$ 150,318	$ 89,415

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share Capital and contributed surplus transactions are summarized as follows:

	Number of Shares	Share Capital Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2008	10,103,839	37,795,014	-	2,368,422	(17,325,760)	22,837,676
Exercise of stock options	101,250	406,562	-	-	-	406,562
Exercise of warrants	1,195,200	5,976,150	-	-	-	5,976,150
Stock-based compensation	-	80,359	-	1,657,766	-	1,738,125
Loss for the year	-	-	-	-	(2,229,730)	(2,229,730)

Balance, January 31, 2009	11,400,289	44,258,085	-	4,026,188	(19,555,490)	28,728,783
Exercise of stock options	240,000	928,800	-	-	-	928,800
Stock-based compensation	-	302,363	-	958,659	-	1,261,022
Loss for the year	-	-	-	-	(2,254,085)	(2,254,085)

Balance, January 31, 2010	11,640,289	45,489,248	-	4,984,847	(21,809,575)	28,664,520
Exercise of stock options	380,000	1,564,000	-	-	-	1,564,000
Stock-based compensation	-	314,357	-	620,841	-	935,198
Loss for the year	-	-	-	-	(1,950,708)	(1,950,708)

Balance, January 31, 2011	12,020,289	$47,367,605	$ -	$5,605,688	$(23,760,283)	$29,213,010

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended January 31, 2011, 380,000 stock options (2010 - 240,000) with an exercise price of $4.12 (2010 - $3.87) were exercised for total proceeds of $1,564,000 (2010 - $928,800).

During the year ended January 31, 2011, NIL warrants (2010 – nil) with an exercise price of $NIL (2010 - $nil) were exercised for total proceeds of $NIL (2010 - $nil).

Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

	2011		2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,000,357	$ 7.34	2,065,357	$ 7.08	1,564,077	$ 6.50
Granted	387,700	7.70	190,000	5.75	617,530	7.81
Cancelled	-	-	(15,000)	7.80	(15,000)	7.17
Exercised	(380,000)	4.12	(240,000)	3.87	(101,250)	4.02
Expired	-	-	-	-	-	-

Outstanding, end of year	2,008,057	$ 8.02	2,000,357	$ 7.34	2,065,357	$ 7.08

Options exercisable, end of year	1,741,994	$ 8.09	1,804,415	$ 7.42	1,621,672	$ 6.77

Weighted average fair value per option granted		$ 3.52		$ 2.12		$ 2.87

Weighted average remaining life of outstanding options granted in years		2.71		2.15		2.92

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at January 31, 2011:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

60,000	60,000	6.20	April 20, 2011 (10,000 exercised subsequently)
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
325,000	325,000	11.00	July 3, 2012
131,827	131,827	11.55	July 30, 2012
617,530	617,530	7.81	June 23, 2013
190,000	166,250	5.75	July 13, 2014
387,700	145,387	7.70	June 30, 2017

Stock-based compensation

The fair value of stock options granted during the year ended January 31, 2011 was $1,364,338 (2010 – $403,646; 2009 – $1,773,986) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the year ended January 31, 2011 was $935,198 (2010 – $1,261,022; 2009 – $1,738,125) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2011	2010	2009

Risk-free interest rate	2.32%	1.89%	3.35%
Expected life of options	5 years	3 years	3 years
Annualized volatility	49.98%	52.57%	49.88%
Dividends	0.00%	0.00%	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	2011		2010		2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of year	0	$ -	0	$ -	1,286,500	$ 5.07
Exercised	0	-	0	-	(1,195,200)	5.00
Expired	0	-	0	-	(91,300)	6.00

Outstanding, end of year	0	$ -	0	$ -	0	$ -

No share purchase warrants were outstanding and exercisable at January 31, 2011.

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		2011		2010		2009
Paid to a:		Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end	Amounts paid or payable	Owed at year end

director for investor relations		$ 123,864	$ 6,406	$ 135,910	$ 5,792	$ 129,371	$ 6,482
director for investor relations		132,000	12,023	132,000	10,212	132,000	14,356
director for consulting services	(a)	96,000	4,480	116,000	4,200	88,500	4,366
spouse of a director	(b)	1,092	-	780	-	28,281	1,363
officer of the company	(c)	31,913	3,057	28,208	2,126	29,873	1,787
owed to a director for expenses		-	1,363	-	543	-	-

		$ 384,869	$27,329	$ 412,898	$22,873	$ 408,025	$ 28,354

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011	2010	2009

Cash flow includes the following elements:
Interest paid	$ -	$ -	$ -
Interest received	$ 14,610	$ 20,436	$ 173,848
Income taxes paid	$ -	$ -	$ -

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 273,705	$ 536,085	$ 901,955
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,257	$ 5,363
recorded amortization expense on property and equipment as deferred exploration costs	$ 830	$ 1,185	$ 1,692

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates (2011:28.3%; 2010:29.9%; 2009:30.9%) with the reported income tax recovery is as follows:

	2011	2010	2009

Loss for the year	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)

Expected income tax (recovery)	$ (552,050)	$ (673,971)	$ (688,987)
Non-deductible items	268,013	367,807	541,314
Unrecognized benefit of non-capital losses and temporary differences	-	-	147,673
Expiry of loss carry forwards	78,775	133,619	-
Effect of change in tax rates	34,262	157,545	-
Change in valuation allowance	171,000	15,000	147,673

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Property and equipment	$ 41,000	$ 34,000
Mineral property interests and deferred exploration costs	1,723,000	1,723,000
Non-capital losses carried forward	1,298,000	1,134,000

	3,062,000	2,891,000

Valuation allowance	(3,062,000)	(2,891,000)

Net future income tax assets	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

11.

INCOME TAXES (cont’d…)

The Company has non-capital losses of approximately $5,194,000 available for deduction against future taxable income.  These losses, if not utilized will expire in years up to 2031 (see table following).  Future tax benefits which may arise as a result of these non-capital losses and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

2015	$ 438,676
2026	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551

Total	$ 5,194,457

12.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

Year ending January 31,	Amount

2012	$ 61,973

Total	$ 61,973

13.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2011 and 2010, the Company’s assets are all located in Canada (Notes 5 and 7).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

14.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d…)

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

As at January 31, 2011, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

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

JANUARY 31, 2011 and 2010

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

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the year ended January 31, 2011.

16.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan). The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company has filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  Subsequent to the end of the fiscal year, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan have been paid into trust with the Company's solicitors pending resolution of this claim.  The ultimate liability or recovery, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property.  The Company had accrued a total of $200,000 as payable in regards to Hearne Hill.  The accrued liability has been reversed and a recovery was recorded on the statement of operations for the year ended January 31, 2009.  During the year ended January 31, 2010, settlement had been reached with certain optionors of mineral claims in the Hearne Hill area.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

17.

SUBSEQUENT EVENTS

Subsequent to year end, the Company has issued 10,000 common shares on exercise of options for total proceeds of $62,000 and a reclassification of Contributed surplus to capital stock in the amount of $17,509.  The Company has not issued any other stock or announced any private placements or granted any options.

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

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2011			2010
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 1,911,368	$ -	$ 1,911,368	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	22,664,614	(22,664,614)	-	20,788,465	(20,788,465)	-
Property and equipment	63,708	-	63,708	89,415	-	89,415
Reclamation deposits	123,600	-	123,600	123,600	-	123,600

	$ 29,595,790	$ (22,804,614)	$ 6,791,176	$ 29,293,556	$ (20,928,465)	$ 8,365,091

Current liabilities	$ 382,780	$ -	$ 382,780	$ 629,036	$ -	$ 629,036
Shareholders' equity	29,213,010	(22,804,614)	6,408,396	28,664,520	(20,928,465)	7,736,055

	$ 29,595,790	$ (22,804,614)	$ 6,791,176	$ 29,293,556	$ (20,928,465)	$ 8,365,091

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2011	2010	2009

Loss for the year, Canadian GAAP	$ (1,950,708)	$ (2,254,085)	$ (2,229,730)
Adjustments:
Mineral property interests	-	-	-
Deferred exploration costs	(1,876,149)	(3,182,035)	(4,813,818)

Loss for the year, United States GAAP	$ (3,826,857)	$ (5,436,120)	$ (7,043,548)

Basic and diluted loss per common share, United States GAAP	$ (0.32)	$ (0.48)	$ (0.64)

Weighted average number of common shares outstanding, United States GAAP	11,799,679	11,438,239	11,025,478

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2011	2010	2009

Net cash used in operating activities,
Canadian GAAP	$ (965,130)	$ (975,762)	$ (614,664)
Amortization	830	1,185	1,692
Mineral property interests and deferred exploration costs (net of recovery)	(2,138,786)	(3,549,011)	(4,237,983)

Net cash used in operating activities, United States GAAP	(3,103,086)	(4,523,588)	(4,850,955)

Net cash provided by financing activities, Canadian GAAP
and United States GAAP	1,564,000	928,800	6,382,712

Net cash used in investing activities, Canadian GAAP	(2,142,194)	(3,637,743)	(4,240,665)
Mineral property interests and deferred exploration costs (net of recovery)	2,137,956	3,547,826	4,236,291
Exploration advances	-	-	-
Net cash used in investing activities,
United States GAAP	(4,238)	(89,917)	(4,374)

Change in cash during the year	(1,543,324)	(3,684,705)	1,527,383

Cash, beginning of year	3,342,974	7,027,679	5,500,296

Cash, end of year	$ 1,799,650	$ 3,342,974	$ 7,027,679

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the years ended January 31, 2011, 2010 and 2009.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

18.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

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

(ii)  International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian compliances.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2012.  In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JANUARY 31, 2011 and 2010

19.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements

(i)

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

(ii)

In December 2010, the FASB issued ASU No. 2010-29, ―Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (―ASU 2010-29). The amendments in this ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplementary pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  The adoption of ASU 2010-29 is not expected to have a material impact on our Financial Statements.

(iii)

In December 2010, the FASB issued ASU No. 2010-28, ―Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (―ASU 2010-28).  For reporting units with zero or negative carrying amounts, this ASU requires that an entity perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have an impact on our Financial Statements.

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

Pacific Booker Minerals Inc.

Registrant

Dated: July 22, 2011

Signed:/s/  "Gregory Anderson"

                                                                                      Gregory Anderson,

                                                                                       President and CEO