Form 20-F
period 2012-01-31
Pacific Booker Minerals Inc.
filed 2012-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2012

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           12,201,289

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _X_  No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ___      No  ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __  Accelerated filer  _X_  Non-accelerated filer  __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued

Other [  ]

by the International Accounting Standards Board [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _X_  Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

Index to Exhibits on Page 90

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

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

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

The Company’s auditor for the fiscal years of 2012 and 2011 was MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

The Company’s legal advisor is Dale A. Rondeau, Barrister & Solicitor, of Thomas, Rondeau LLP, Suite 300, 576 Seymour Street, Vancouver, British Columbia, Canada, V6B 3K1.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2012 and 2011 ended January 31 were derived from the financial statements audited by MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2012 & 2011.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year
	Ended	Ended
	1/31/12	1/31/11

Revenue	$0	$0
Net Income (Loss)	($3,789)	($2,120)
Net Income (Loss) Per Share	($0.31)	($0.18)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	12,129	11,780
Working Capital	$470	$1,529
Mineral Properties	$28,630	$27,497
Long-Term Debt	Nil	Nil
Shareholder’s Equity	$29,266	$29,213
Total Assets	$29,521	$29,596

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/11	$ 0.99	$ 1.06	$ 0.94	$ 1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05
Year Ended 12/31/08	1.08	1.30	0.97	1.22
Year Ended 12/31/07	1.07	1.19	0.92	0.99

Three Months Ended 3/31/12	$ 1.00	$ 1.03	$ 0.98	$ 1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03
Three Months Ended 6/30/10	1.04	1.08	1.00	1.06
Three Months Ended 3/31/10	1.05	1.07	1.01	1.02
Three Months Ended 12/31/09	1.06	1.08	1.03	1.05
Three Months Ended 9/30/09	1.08	1.17	1.06	1.07
Three Months Ended 6/30/09	1.15	1.26	1.08	1.16

April 2012		$ 1.00	$ 0.98	$ 0.99
March 2012		1.00	0.98	1.00
February 2012		1.00	0.99	0.99
January 2012		1.03	1.00	1.01
December 2011		1.04	1.01	1.02
November 2011		1.05	1.01	1.02

The exchange rate was $0.99 at noon on April 30, 2012.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2012, the end of the Company’s most recent fiscal year, the Company had a deficit of $28,047,406.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,966 square feet and runs through October 31, 2012.  The terms of rent are as follows:

February 1, 2012 to October 31, 2012	$67,318

The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the NYSE Amex Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2012, the end of the most recent fiscal year, there were 12,201,289 common shares issued and outstanding.

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

The total mineable reserves from the Feasibility Study are given below:

Category	Tonnes	Cu (%)	Au (g/t)	Mo (%)

Proven	115,121,000	0.355	0.173	0.004
Probable	109,130,000	0.304	0.152	0.004
Total Proven and Probable	224,241,000	0.330	0.163	0.004

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

Fiscal 2012 Work

As a result of the December 16, 2010 meeting with the BC Environmental Assessment Office (EAO), and Canadian Environmental Assessment Agency (“CEAA”) the Company proceeded with incorporating the changes into a conceptual design, which was subsequently discussed with the EAO and other reviewers on January 25, February 21 and February 25, 2011.  Feedback from these meetings was used prepare a Review Response Report.  The Review Response Report was submitted to the EAO on March 30, 2011.  The Company also submitted an Application Information Key (“AIK”) identifying the order of precedence guiding how the various documents submitted should be considered by order of precedence addressing any potential ambiguities between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.

EDI Environmental Inc. along with participation of the Lake Babine Nation completed a Moose and Mule Deer winter survey in January 2011 to determine habitat use within the Project area during a typical winter activity.

As a result of comments received from the Department of Fisheries and Oceans (DFO), Canada, the Company submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and EAO on March 23, 2011.  The FHCP is intended to compensate for fish-bearing and aquatic habitat that will be lost as a result of the Project.  The amount of fish-bearing habitat lost is 0.125 ha resulting from partial dewatering of some streams, the freshwater intake pipe-line and effluent discharge pipeline.

Further comments were received from the EAO on April 15, 2011 that dealt mainly with the segregation of waste rock.  The Company expanded on the waste segregation plan and submitted this plan to the EAO and CEAA for review on April 26, 2011.  Additional comments from the Federal agencies, Environment Canada and Natural Resources Canada were then received on May 25, 2011.

Considering all the comments received as well as additional data acquired from field work during spring break-up the Review Response Report Rev. 2 ("RRR Rev. 2") was submitted to the EAO on July 4, 2011 along with the request that the EAC Application Review timeline suspension be lifted and that the Review period would resume starting at day 109 of the 180-day review period.  The suspension was lifted on July 18, 2011

On August 25, 2011, the Company again requested a one-week suspension in order to respond to additional questions and provide clarification on commitments coming from the RRR Rev. 2.  The 180 day review was suspended as of August 25 and started again on September 1, 2011 with the EAO referral date to the Ministers also shifted back until October 4, 2011.

On September 6, 2011, the EAO issued copies of their draft Environmental Assessment Report to the Working Group for review.  Subsequent to receiving comments from the Working Group, the EAO determined that it could not come to a conclusion regarding the significance of Project effects.  The EAO, therefore, sought a 3rd party assessment of the Project effects to confirm and inform them.  As such, to accommodate EAO acquiring 3rd party input on Hydrogeology and Water Quality, and Aquatic Resources and Fisheries, the Company agreed to a temporary suspension of the 180-day Application Review Period on September 29, 2011.

In September 2011 the Company collected additional baseline and freshet data.  Baseline data was collected for Streams 7, 8 and 10, Morrison Lake, Nakinilerak Lake and leach barrels for ML/ARD.  Additionally salmon spawning study was continued using Lake Babine Nation as the contractor.

On November 13, 2011 Robertson Geoconsultants Inc. (RGC) submitted the 3rd party review on Hydrogeology and Water Quality.  They concluded that no additional field work was required.  In fact, they concluded that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for Environmental Assessment Certificate applications of other mining Projects in B.C.  They also concluded that any uncertainties could be addressed by way of sensitivity analysis.

On November 21, 2011 Solander Ecological Research Ltd. submitted the 3rd party review of the Aquatic Resources and Fisheries.  They concluded that if the proponent is able to demonstrate with reasonable confidence that seepage and effluent discharges will not exceed BC Water Quality Guidelines (BCWQGs), then only minimal fisheries work appears to be required for the Environmental Assessment, although additional work may be required for permitting.

Note: The 3rd Party Aquatic Effects review focused to a large degree on the requirements for potential technical studies if the water quality modeling indicated the potential for significant adverse effects on Morrison Lake.  The Company stressed that the Environmental Design Basis for the effect on Morrison Lake is to meet BCWQGs for Morrison Lake and site specific water quality objectives for potential localized effects on the receiving streams near the TSF.  The use of site specific water quality objectives for locally affected water and the use of mixing zones for discharge of treated water are standard procedures in BC.

On December 16, 2011 the Company met with the EAO, the CEAA, RGC and the Company consultants Klohn Crippen Berger Ltd. and Minesite Drainage Assessment Group to review the scope of work to address the recommendations made in the 3rd party review reports of November 2011.

On December 21, 2011 the EAO requested that the Company commit to lining the TSF with a geomembrane or equivalent with a permeability of 10-10(m/s).  Alternatives to a lined TSF would be considered if the Company could demonstrate sufficient knowledge of spawning habitat and fish use in Morrison Lake and its tributaries and develop an alternative to the satisfaction of the Permitting agencies.

The Company responded that the Company would commit to lining the TSF with an engineered soil barrier and/or geo-membrane with an average permeability of 10-9m/s to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.  The water quality objectives would be developed to the satisfaction of the Permitting agencies.  Alternatives to a lined TSF would be considered if the Company could demonstrate sufficient knowledge of hydrogeologic properties and hydrogeology modeling, aquatic toxicity, and spawning habitat in Morrison Lake and aquatic habitat in the receiving streams to the satisfaction of the Permitting agencies.

On January 31, 2012, the Company submitted the 3rd Party Review Response Report, which incorporated the scope of work agreed to in the December 16, 2011 meeting.  The Report was directed towards hydrogeology, water balance, geochemistry and aquatic habitat with respect to the potential for significant adverse effects on Morrison Lake; adaptive management plans that would be further developed in the detail design and permitting stage to ensure that operations will be managed to mitigate potential effects; and additional commitments to include physical lake behavior, fish populations and distribution, spawning surveys, and salmon escapement.  The report also included Preliminary Proposed Water Quality Objectives (PPWQOs) to be used primarily for emergent groundwater that may surface in the Tailings Storage Facility receiving streams and the Morrison lakebed.  The final selection of the WQOs will be developed in detail during Permitting.  Site specific water quality objectives are effluent permit requirements for the Environmental Management Act, not the Environmental Assessment Act.

The 3rd Party Review Response Report was provided to RGC and the Ministry of Environment for review.  In addition the EAO commissioned Dr. Laval of the University of British Columbia (UBC) to review the results of the Lake Effects section of the 3rd Party Review Response Report completed by Dr. Lawrence of UBC.  Dr. Lawrence is Professor and Canada Research Chair in Environmental Fluid Mechanics.  Dr. Laval is an Associate Professor in the same department (Civil Engineering) as Dr. Lawrence.

The result of the review of the 3rd Party Review Response Report was a request by EAO to provide Tailings Storage Facility (TSF) seepage estimates for a full geo-membrane liner, i.e. water quality estimates as they relate to impacts on stream 7 and emergent water quality.  In addition the EAO commented that BCWQG are the objectives that Company should be striving to achieve, and if this can be done through design or commitments, that is the EAO’s strong first preference.

Anticipated Fiscal 2013 Work

On March 19, 2012, the Company announced that PBM had published a Notice for an Application for a Mining Lease, as follows:

MINING LEASE APPLICATION

Take notice that Pacific Booker Minerals Inc., 1702-1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3, free miner certificate client number 102758, has applied to the Chief Gold Commissioner for the Province of British Columbia, for a mining lease of minerals identified by the mineral claim listed below.  The mineral claim has been surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

The following mineral claims are subject to the mining lease application:

*

Tenure Numbers 625123, 625143, 625183

*

Mineral Titles Map Numbers 093M.019, 093M.029

*

Plan Number EPC415

*

Cassiar District

Posted at the Chief Gold Commissioner's Office in Vancouver, British Columbia, this 15th day of March, 2012.

The notice has been published in the BC Gazette, the Vancouver Sun, and the Lakes District News as required under Section 42(1)(c) of the Mineral Tenure Act.

The result of the review of the 3rd Party Review Response Report was a request by EAO to provide TSF seepage estimates for a full geo-membrane liner, i.e. water quality estimates as they relate to impacts on stream 7 and emergent groundwater quality.

In addition EAO commented that the BCWQO are the objectives that PBM should be striving to achieve, and if this can be done through project design or commitments, that is the EAO’s strong first preference.

On April 27, 2012, PBM submitted a 3rd Party Review Response Report - Addendum 1, which provided the results of lining the TSF with a geo-membrane liner; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.  The results of lining the TSF with a geomembrane liner and some modifications to the water treatment plant are that the water quality in Morrison Lake will meet BCWQGs; and confirms that the project will not have any significant adverse effect on the receiving environment.

During the detail design and permitting phase the aerial extent of the geomembrane liner may be reduced if it can be demonstrated to the satisfaction of the Permitting Agency that the incremental increase in seepage does not have a significant adverse effect on the receiving environment, and that such discharges meet agreed upon site specific WQOs.

Subject to receiving the EAC and CEAA posting the Course of Action Decisions as well as the receipt of all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ended January 31, 2013 will be CDN$600,000 without receiving the EAC or CDN$3,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2012 & 2011.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 as of January 31, 2012.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2012, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2012 vs. Year Ended 1/31/2011

During the year, the Company continued work on the environmental assessment and permitting requirements on the Morrison project.

The net loss for the year ended January 31, 2012 was ($3,788,641), or ($0.31) per share, compared to a loss of ($2,119,915), or ($0.18) per share for the year ended January 31, 2011.  The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($2,877,142) compared to ($1,104,405) in the prior year, with the increase due to an increased cost for stock options granted during the year;  an increase in Filing and transfer agent fees of ($72,236) from ($66,360) in the prior year due to an increase in the TSX fee;  an increase in Directors fees to ($18,500) from ($12,500) in the previous year due to an increase in the number of meetings held;  an increase in Office rent to ($91,705) from ($85,487) in the previous year due to a extension of the existing lease agreement;  a reduction in Professional Fees to ($238,895) from ($313,395) due to less legal fees related the Rescan Civil claim;  a decrease in Office and miscellaneous to ($69,512) from ($81,822) mostly due to a decrease in insurance costs;  a decrease in Shareholder information and promotion to ($74,576) from ($85,949) due to a decrease in outside promotional assistance and a reduction in media costs;  a decrease in Travel costs to ($43,860) from ($46,250) due to the reduction in travel required;  Wages and Benefits and Telephone remained about the same as in Fiscal 2011.

Finance (previously called Interest) income for the year was $11,390 which was lower than the $14,610 recorded in the prior fiscal year due to the decrease in the prime interest rate and the amount of cash held during the current year.  All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

Critical Accounting Policies and Estimates

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of profit or loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)

Restoration and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

The Company has determined that it has no restoration obligations as at January 31, 2012.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share based payments

The Company has an equity settled share based compensation plan that grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options is estimated at the grant date, using the Black-Scholes option pricing model and recorded as share based payments expense in statement of profit and loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended January 31, 2012 do not include the nil (2011 – nil) warrants outstanding and the 2,198,057 (2011 – 2,008,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

(i)

Income taxes

Income tax expense comprises current and deferred income tax.  Income tax is recognized in the statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current income tax

Current income tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current income tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred income tax

Deferred income taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred income tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(j)

Financial Instruments

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of amounts receivable and security deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, convertible debentures, and long term debt.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(l)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

(m)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

(n)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

TRANSITION TO IFRS

For all periods up to and including January 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP. These financial statements for the year ended January 31, 2012 are the first annual financial statements the Company has prepared in accordance with IFRS as in effect as at January 31, 2012, as detailed in the accounting policies described in Note 3.  In preparing these financial statements, the Company's opening statement of financial position was prepared as at February 1, 2010, the Company's date of transition to IFRS.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied.

This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at February 1, 2010 and its previously published Canadian GAAP financial statements for the year ended January 31, 2011.

The transition from Canadian GAAP to IFRS had no impact on cash flows generated by the Company.  Therefore, a reconciliation of cash flows has not been presented.

(a)

IFRS transition elections

The Company has elected to apply the following optional exemptions from full retrospective application:

(i)

Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments ("IFRS 2"), to equity instruments that were granted on or before November 7, 2002, or equity instruments granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected to avail itself of the exemption provided under IFRS 1 and has not applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date.

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes.  IFRS 2 requires that such awards be treated as a series of separate grants, with fair value measured and recognized separately for each tranche within a grant that has a different vesting date

The adjustments for IFRS 2 on the share based payments (previously called stock based compensation expense) and contributed surplus results in a change of balances as follows:

	Contributed Surplus increase/(decrease)	Operating expense/ Deficit (increase)/decrease
For periods ended January 31, 2010	$ 329,275	$ (329,275)
Impact for period ended January 31, 2011	169,207	(169,207)
As at January 31, 2011	$ 498,482	$ (498,482)

(ii)

Property, plant and equipment

IAS 16 provides the option for an entity to use the cost model for the valuation of property, plant, and equipment, or the revaluation model. The revaluation model requires the restatement of property, plant and equipment to fair market values on an annual basis. The Company has elected to use the cost model for valuation.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

(iii)

Estimates

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company's IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Reconciliation of statement of financial position as at February 1, 2010

	Canadian GAAP as at February 1, 2010	Effect of Transition to IFRS	IFRS

ASSETS
Current Assets	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	20,788,465		20,788,465
Equipment, vehicles and furniture	89,415		89,415
Reclamation deposits	123,600		123,600

Total assets	$ 29,293,556	$ -	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 606,163	$ -	$ 606,163
Amounts owing to related parties	22,873		22,873

	629,036	-	629,036

Shareholders' equity
Share Capital	45,489,248		45,489,248
Contributed surplus (i)	4,984,847	329,275	5,314,122
Deficit (i)	(21,809,575)	(329,275)	(22,138,850)

	28,664,520	-	28,664,520

Total liabilities and shareholders’ equity	$ 29,293,556	$ -	$ 29,293,556

(i)

Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

Reconciliation of statement of financial position as at January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

ASSETS
Current assets	$ 1,911,368	$ -	$ 1,911,368
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	22,664,614		22,664,614
Equipment, vehicles and furniture	63,708		63,708
Reclamation deposits	123,600		123,600

Total assets	$ 29,595,790	$ -	$ 29,595,790

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 355,451	$ -	$ 355,451
Amounts owing to related parties	27,329		27,329

	382,780	-	382,780

Shareholders' equity
Share Capital	47,367,605		47,367,605
Contributed surplus (i)	5,605,688	498,482	6,104,170
Deficit (i)	(23,760,283)	(498,482)	(24,258,765)

	29,213,010	-	29,213,010

Total liabilities and shareholders’ equity	$ 29,595,790	$ -	$ 29,595,790

(i)

Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

Reconciliation of statement of comprehensive loss for the year ended January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

OPERATING EXPENSES
Consulting fees-Share based payments (i)	$ 211,290	$ 15,390	$ 226,680
Depreciation	29,115	-	29,115
Directors fees	12,500	-	12,500
Directors fees-Share based payments (i)	446,285	105,103	551,388
Filing and transfer agent fees	66,360	-	66,360
Foreign exchange (gain)loss	7,102	-	7,102
Finance income	(14,610)	-	(14,610)
Investor relations–related party	255,864	-	255,864
Investor relations fees-Share based payments (i)	239,301	38,414	277,715
Office and miscellaneous	81,822	-	81,822
Office rent	85,487	-	85,487
Professional fees	313,395	-	313,395
Professional fees-Share based payments (i)	33,887	9,534	43,421
Shareholder information and promotion	85,949	-	85,949
Telephone	17,542	-	17,542
Travel	46,250	-	46,250
Wages and benefits	28,734	-	28,734
Wages and benefits-Share based payments (i)	4,435	766	5,201

Loss from operations	(1,950,708)	(169,207)	(2,119,915)

Income tax expense	-	-	-

Loss and comprehensive loss for the year	(1,950,708)	(169,207)	(2,119,915)

(i)

Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2012, the end of the most recent fiscal year, was $470,464.  Subsequent to the year end through May 1st, the Company has issued 15,000 common shares pursuant to the exercise of stock options, but has not issued any common shares pursuant to the exercise of warrants.  Combined with the Company’s current working capital, the funds raised by the anticipated exercises of options are expected to be sufficient for the fiscal 2013 unless the Company does begin the planning and or construction phase of the Morrison project.  Budgeted amounts of $600,000 for the ongoing work on the Morrison project and fiscal 2013’s estimated General and Administrative expenses of $3,500,000 (of which approximately $2,500,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2013, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2013 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2008	None	Nil	Nil	Nil

2009	None	Nil	Nil	Nil

2010	None	Nil	Nil	Nil

2011	None	Nil	Nil	Nil

2012	None	Nil	Nil	Nil

Year Ended January 31, 2012

The Company’s Working Capital as of January 31, 2012 was $470,464.  During the year, Operating Activities used cash of ($870,451).  In addition to the fiscal year’s net loss of ($3,788,641), other non-cash charges included Stock-based Compensation of ($2,877,142) and Amortization of $20,007.  Changes in non-cash working capital items included decrease in Receivables of $33,224, decrease in amounts owing to related parties of ($5,024), decrease in Prepaids and Deposits of $1,089, and decrease in Accounts Payable and Accrued Liabilities of ($8,248).  Investing Activities used cash of ($1,246,578), which included cash used for Deferred Exploration of ($1,248,137), and disposal of Equipment, Vehicles or Furniture of $1,559.  Financing Activities provided cash of $964,750, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 181,000 common shares. pursuant to the exercise of stock options for proceeds of $964,750.

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

Variation in Operating Results

The Company derives finance (previously called interest) income on its bank deposits, which depend on the Company's ability to raise funds.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2012 & 2011. The value of the Canadian Dollar in relationship to the US Dollar was $1.00 as of January 31, 2012.

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

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Tabular Disclosure of Contractual Obligations

The Company currently owns a 100% interest in the Morrison Property.  The Company’s remaining contractual obligation to Falconbridge is to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Falconbridge on or before commencement of commercial production as discussed under “Off-balance Sheet Arrangement” above.

The Company leases its Vancouver office, which runs through October 31, 2012.

Table No. 5

Contractual Obligations

As of February 1, 2012

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$67,318	$67,318	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 1, 2012 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual and Extra-Ordinary General Meeting of Shareholders held on May 30, 2011, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	56	June 24, 2005
William Deeks	79	March 17, 1997
Mark Gulbrandson	59	June 24, 2005
John J. Plourde	68	December 30, 1999
Dr. Dennis Simmons	60	November 29, 2006
Erik Tornquist	64	June 24, 2005
William F. Webster	68	June 24, 2005

Table No. 7 lists, as of May 1, 2012, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	56	June 24, 2005
Ruth Swan	Chief Financial Officer	55	April 20, 2006

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

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2012 2011 2010	None None None	128,400 49,400 20,000	None None None	$ 118,804 (1) $ 123,864 (1) $ 135,910 (1)

William Deeks Chairman and Director	2012 2011 2010	None None None	101,500 49,400 20,000	$5,000 $3,000 $3,500	None None None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2012 2011 2010	None None None	71,827 14,900 10,000	N/A N/A N/A	$ 30,893 (2) $ 31,913 (2) $ 28,208 (2)

John Plourde, Director	2012 2011 2010	None None None	136,800 49,400 20,000	None None None	$ 132,000 (3) $ 132,000 (3) $ 132,000 (3)

Mark Gulbrandson, Director	2012 2011 2010	None None None	101,500 49,400 20,000	$5,000 $3,000 $3,500	None None None

Dr. Dennis Simmons, Director	2012 2011 2010	None None None	201,500 49,400 20,000	$3,500 $3,000 $3,500	None None None

Erik Tornquist, Director	2012 2011 2010	None None None	136,800 49,400 20,000	None None None	$ 96,000 (4) $ 96,000 (4) $ 116,000 (4)

William Webster, Director	2012 2011 2010	None None None	101,500 49,400 20,000	$5,000 $3,500 $3,500	None None None

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

No funds were set aside or accrued by the Company during Fiscal 2012 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 1, 2012, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	458,850	3.69%
Common	Ruth Swan (2)	126,865	1.03%
Common	William Deeks (3)	375,645	3.03%
Common	Mark Gulbrandson (4)	473,330	3.82%
Common	John Plourde (5)	833,579	6.70%
Common	Dennis Simmons (6)	690,389	5.54%
Common	Erik Tornquist (7)	454,660	3.65%
Common	William Webster (8)	472,330	3.81%

	Total Directors/Officers	3,885,648	28.66%

(1)

Of these shares, 226,100 represent currently exercisable share purchase options.  An additional 64,200 options have been granted but not yet vested.

(2)

Of these shares, 70,843 represent currently exercisable share purchase options.  An additional 35,914 options have been granted but not yet vested.

(3)

Of these shares, 190,150 represent currently exercisable share purchase options.  An additional 50,750 options have been granted but not yet vested.

(4)

Of these shares, 190,150 represent currently exercisable share purchase warrants.  An additional 50,750 options have been granted but not yet vested.

(5)

Of these shares, 230,300 represent currently exercisable share purchase options.  An additional 68,400 options have been granted but not yet vested.

(6)

Of these shares, 240,150 represent currently exercisable share purchase options.  An additional 100,750 options have been granted but not yet vested.

(7)

Of these shares, 230,300 represent currently exercisable share purchase options.  An additional 68,400 options have been granted but not yet vested.

(8)

Of these shares, 190,150 represent currently exercisable share purchase options.  An additional 50,750 options have been granted but not yet vested.

.

#   Based upon 12,216,289 shares outstanding as of May 1, 2012 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

The Disclosure Committee reviews the required disclosure documents and that the Company is meeting all applicable disclosure rules and regulations within the time periods specified.  The Committee’s duties include the review and completion of the Form 20-F Annual Report to be filed 4 months after the Company’s fiscal year end.  The Disclosure Committee currently consists of William Webster and John Plourde.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 1, 2012, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	833,579	6.70%
Common	Dennis Simmons (2)	690,389	5.54%

(1)

Of these shares, 230,300 represent currently exercisable share purchase options.  An additional 68,400 options have been granted but not yet vested.

(2)

Of these shares, 240,150 represent currently exercisable share purchase options.  An additional 100,750 options have been granted but not yet vested.

Based on 12,216,289 shares outstanding as of May 1, 2012 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $118,804 in fiscal 2012 (2011 - $123,864; 2010 - $135,910) for investor relations activities.

Erik Tornquist, Director, was paid $96,000 in fiscal 2012 (2011 - $96,000; 2010 - $96,000) for consulting services on the Morrison Project.  During Fiscal 2010, he also received a $20,000 bonus.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $312 in fiscal 2012 (2011 - $1,092; 2010 - $780) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 in fiscal 2012 (2011 - $132,000; 2010 - $132,000) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2012, other than described below:

During Fiscal 2013 (up to and including May 1st), the Company has issued 15,000 common shares pursuant to the exercise of stock options for proceeds of $105,750

Item 9.  Offer and Listing of Securities

As of January 31, 2012, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,216,289 common shares issued and outstanding as of May 1, 2012.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2012,  the shareholders' list for the Company's common shares showed 99 registered shareholders, including depositories, and 12,216,289 shares issued and outstanding.  Of the total shareholders, 58 are resident in Canada holding 8,348,645 common shares representing 68.34% of the total shares outstanding; 41 shareholders are resident in the United States holding 3,867,644, or 31.66% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

- Sales -
Canadian Dollars
Period	High	Low	Close

April 2012	$ 15.00	$ 9.10	$ 11.05
March 2012	$ 9.40	$ 8.47	$ 9.25
February 2012	$ 9.25	$ 8.11	$ 8.45
January 2012	$ 9.25	$ 8.04	$ 9.25

Three Months Ended 4/30/12	$ 15.00	$ 8.11	$ 11.05
Three Months Ended 1/31/12	$ 9.59	$ 7.60	$ 9.25
Three Months Ended 10/31/11	$ 10.00	$ 7.10	$ 8.50
Three Months Ended 7/31/11	$ 8.65	$ 6.90	$ 8.53

Three Months Ended 4/30/11	$ 9.30	$ 7.21	$ 7.50
Three Months Ended 1/31/11	$ 10.12	$ 8.40	$ 9.05
Three Months Ended 10/31/10	$ 9.25	$ 7.06	$ 9.20
Three Months Ended 7/31/10	$ 8.75	$ 6.85	$ 7.66

Three Months Ended 4/30/10	$ 10.00	$ 5.80	$ 8.70
Three Months Ended 1/31/10	$ 8.28	$ 6.06	$ 6.75
Three Months Ended 10/31/09	$ 8.45	$ 5.74	$ 8.20
Three Months Ended 7/31/09	$ 6.99	$ 5.01	$ 6.26

Three Months Ended 4/30/09	$ 7.25	$ 5.40	$ 5.90
Three Months Ended 1/31/09	$ 6.70	$ 3.87	$ 6.70
Three Months Ended 10/31/08	$ 7.04	$ 3.23	$ 4.15
Three Months Ended 7/31/08	$ 8.87	$ 6.20	$ 6.85

Three Months Ended 4/30/08	$ 11.10	$ 8.25	$ 8.75
Three Months Ended 1/31/08	$ 12.09	$ 9.50	$ 10.70
Three Months Ended 10/31/07	$ 13.00	$ 9.75	$ 11.50
Three Months Ended 7/31/07	$ 12.21	$ 9.10	$ 11.15

Fiscal Year Ended 1/31/12	$ 10.00	$ 6.90	$ 9.25
Fiscal Year Ended 1/31/11	$ 10.12	$ 5.80	$ 9.05
Fiscal Year Ended 1/31/10	$ 8.45	$ 5.01	$ 6.75
Fiscal Year Ended 1/31/09	$ 11.10	$ 3.23	$ 6.70
Fiscal Year Ended 1/31/08	$ 13.00	$ 7.40	$ 10.70
Fiscal Year Ended 1/31/07	$ 8.80	$ 3.95	$ 8.10

Table No. 11b lists the volume of trading and high, low and closing sales prices on the American Stock Exchange for the Company's common shares since its listing on August 8, 2007.

Table No. 11b

NYSE Amex Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

April 2012	$ 15.40	$ 9.19	$ 11.44
March 2012	$ 9.40	$ 8.42	$ 9.30
February 2012	$ 9.06	$ 8.12	$ 8.48
January 2012	$ 9.12	$ 8.00	$ 9.11

Three Months Ended 4/30/12	$ 15.40	$ 8.12	$ 11.44
Three Months Ended 1/31/12	$ 9.23	$ 7.45	$ 9.11
Three Months Ended 10/31/11	$ 10.10	$ 6.98	$ 8.55
Three Months Ended 7/31/11	$ 10.25	$ 7.20	$ 9.05

Three Months Ended 4/30/11	$ 9.27	$ 7.60	$ 7.91
Three Months Ended 1/31/11	$ 10.75	$ 8.30	$ 9.00
Three Months Ended 10/31/10	$ 9.00	$ 6.66	$ 8.94
Three Months Ended 7/31/10	$ 8.45	$ 6.40	$ 7.50

Three Months Ended 4/30/10	$ 9.90	$ 5.07	$ 8.61
Three Months Ended 1/31/10	$ 7.75	$ 5.94	$ 6.28
Three Months Ended 10/31/09	$ 9.50	$ 3.97	$ 7.63
Three Months Ended 7/31/09	$ 6.00	$ 4.25	$ 6.00

Three Months Ended 4/30/09	$ 5.94	$ 4.38	$ 4.65
Three Months Ended 1/31/09	$ 5.61	$ 2.71	$ 5.61
Three Months Ended 10/31/08	$ 6.91	$ 2.20	$ 3.49
Three Months Ended 7/31/08	$ 9.20	$ 5.40	$ 6.60

Three Months Ended 4/30/08	$ 11.00	$ 7.40	$ 8.60
Three Months Ended 1/31/08	$ 12.60	$ 9.52	$ 10.75
Three Months Ended 10/31/07	$ 12.70	$ 9.80	$ 12.00

Fiscal Year Ended 1/31/11	$ 10.75	$ 5.07	$ 9.00
Fiscal Year Ended 1/31/10	$ 9.50	$ 3.97	$ 6.28
Fiscal Year Ended 1/31/09	$ 11.00	$ 2.20	$ 5.61
Fiscal Year Ended 1/31/08	$ 12.70	$ 9.52	$ 10.75

Table No. 12 lists, as of May 1, 2012, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

In August 2010, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company has filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In consultation with its Attorney, PBM is in the process of completing discovery documents.  During the fiscal year ended January 31, 2012, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan have been paid into trust with the Company's solicitors pending resolution of this claim.  Subsequent to the end of the fiscal year, all actions in this matter have been resolved.

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

During Fiscal 2012 ended January 31, 2012, the Company issued no common shares pursuant to the exercise of warrants, and issued 181,000 common shares pursuant to the exercise of stock options for proceeds of $964,750.  There were no private placements completed during Fiscal 2012.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 1, 2012, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	92,500 20,000 49,400 76,800 51,600	92,500 20,000 49,400 48,000 32,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Ruth Swan, Chief Financial Officer	10,030 10,000 14,900 61,827 10,000	10,030 10,000 14,900 38,641 6,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

John Plourde, Director	92,500 20,000 49,400 76,800 60,000	92,500 20,000 49,400 48,000 37,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

William Deeks, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 49,400 31,187 32,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Mark Gulbrandson, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 49,400 31,187 32,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Dennis Simmons, Director	70,000 20,000 49,400 149,900 51,600	70,000 20,000 49,400 93,687 32,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Erik Tornquist, Director	92,500 20,000 49,400 76,800 60,000	92,500 20,000 49,400 48,000 37,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

William Webster, Director	70,000 20,000 49,400 49,900 51,600	70,000 20,000 49,400 31,187 32,250	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018

Total Officers and Directors (8 persons)	2,058,057
Total Employees and Consultants (6 persons)	140,000
Total Officers/Directors/Employees And Consultants	2,198,057

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as January 31, 2012.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and, based upon the report of the Company's Independent Public Accounting Firm as included below, concluded that such internal control over financial reporting was not effective as of January 31, 2012.

The following represent material weaknesses in the Company's Internal Controls over Financial Reporting:

▪

The Company's controls have not been fully implemented and do not operate effectively;

▪

Lack of segregation of duties due to the small number of personnel tasked with general administrative duties and financial matters;

▪

A deficiency in access controls to the Company's information systems.

To remedy these identified weaknesses, The Company is currently revising its financial control policies which are considered to be appropriate for the Company's size and number of personnel.  However, certain deficiencies are expected to continue until such a time as the Company adds additional personnel and upgrades its information systems.

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

Attestation Report of the Registered Accounting Firm.

The attestation report of MNP LLP, the Company's independent registered public accounting firm, is included on page 96 of this Form 20-F annual report.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company Fiscal 2006 20-F Annual Report.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP (formerly known as Meyers Norris Penny LLP), Chartered Accountants, for Fiscal 2012, 2011, and 2010.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2012	Fiscal Year Ended January 31, 2011	Fiscal Year Ended January 31, 2010

Audit Fees	$ 38,000	$ 38,000	$ 36,250
Audit Related Fees	12,000	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	4,059	Nil	752
Total	$ 54,059	$ 38,000	$ 36,250

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2012 & 2011.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 7, 2012

Balance Sheets at January 31, 2012, January 31, 2011 and February 1, 2010

Statements of Operations for the years ended January 31, 2012, and 2011.

Statements of Cash Flows for the years ended January 31, 2012, and 2011.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated 2011 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2012

Contents	Page #
Management’s Responsibility for Financial Reporting	3
Auditor’s Report	4 to 6
Statements of Financial Position	7
Statements of Comprehensive Loss	8
Statements of Changes in Equity	9
Statements of Cash Flows	10
Notes to the Financial Statements	11 to 34

Management’s Responsibility

To the Shareholders of Pacific Booker Minerals Inc.

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

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

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

May 7, 2012

“Greg Anderson”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc., which comprise the statements of financial position as at January 31, 2012, January 31, 2011, and February 1, 2010, and the statements of loss and comprehensive loss, changes in equity and cash flows for the years ended January 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2012, January 31, 2011, and February 1, 2010, and the results of their operations and their cash flows for the years ended January 31, 2012 and 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 of these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 2, indicates the existence of a material uncertainty which may cast doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern.

MNP LLP

May 7, 2012

Vancouver, BC

Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pacific Booker Minerals Inc. (the “Company”):

We have audited the Company's internal control over financial reporting as of January 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the internal control over financial reporting as of January 31, 2012 is not considered effective due to the following material weaknesses:

•

There are elements in the control environment of the Company that have not been fully implemented or do not operate effectively. Management is currently in the process of revising the entity level policies for Board’s approval, and subsequently will be implementing those policies and controls considered appropriate for the Company's business environment and personnel.

•

There is a lack of segregation of duties in the Company due to the small number of personnel dealing with general administrative and financial matters. Management believes that any potential benefits of adding personnel to clearly segregate duties do not justify the additional costs associated with the increase in staffing.

•

Access controls to some of the Company's information systems do not operate effectively. Management expects that some deficiencies will continue into the future, until the necessary upgrade of information systems and control policy are in place.

MNP LLP

Chartered Accountants

May 7, 2012

Vancouver, BC

PACIFIC BOOKER MINERALS INC.

STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	January 31, 2012	January 31, 2011 (Note 19)	February 1, 2010 (Note 19)

ASSETS

Current assets
Cash and cash equivalents	$ 647,371	$ 1,799,650	$ 3,342,974
Receivables	38,004	71,228	84,147
Prepaid expenses and deposits	39,401	40,490	32,455

	724,776	1,911,368	3,459,576

Mineral property interests (Note 5)	4,832,500	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	23,797,860	22,664,614	20,788,465
Equipment, vehicles and furniture (Note 7)	41,837	63,708	89,415
Reclamation deposits	123,600	123,600	123,600

Total assets	$ 29,520,573	$ 29,595,790	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 232,007	$ 355,451	$ 606,163
Amounts owing to related parties (Note 10)	22,305	27,329	22,873

	254,312	382,780	629,036

Shareholders' equity
Share Capital (Note 8)	48,727,168	47,367,605	45,489,248
Contributed surplus (Note 8)	8,586,499	6,104,170	5,314,122
Deficit	(28,047,406)	(24,258,765)	(22,138,850)

	29,266,261	29,213,010	28,664,520

Total liabilities and shareholders’ equity	$ 29,520,573	$ 29,595,790	$ 29,293,556

Approved by the Board of Directors and authorized for issue on May 7, 2012:

“William Deeks”	“Greg Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	2012	2011 (Note 19)

OPERATING EXPENSES
Consulting fees	$ 600	$ -
Consulting fees - Share based payments (Note 8)	484,233	226,680
Depreciation	20,007	29,115
Directors fees	18,500	12,500
Directors fees - Share based payments (Note 8)	1,439,826	551,388
Filing and transfer agent fees	72,236	66,360
Foreign exchange (gain)loss	(6,340)	7,102
Finance income	(11,390)	(14,610)
Investor relations – related party (Note 10)	250,804	255,864
Investor relations fees - Share based payments (Note 8)	749,746	277,715
Loss on disposal of fixed asset	1,059	-
Office and miscellaneous	69,512	81,822
Office rent	91,705	85,487
Professional fees (Note 10)	238,895	313,395
Professional fees - Share based payments (Note 8)	192,403	43,421
Shareholder information and promotion	74,576	85,949
Telephone	18,151	17,542
Travel	43,860	46,250
Wages and benefits	29,324	28,734
Wages and benefits - Share based payments (Note 8)	10,934	5,201

Loss from operations	(3,788,641)	(2,119,915)

Income tax expense	-	-

Loss and comprehensive loss for the period	(3,788,641)	(2,119,915)

Basic and diluted loss per share (Note 9)	$ (0.31)	$ (0.18)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENT OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus (Note 19)	Deficit (Note 19)	Total

Balance, February 1, 2010	11,640,289	45,489,248	5,314,122	(22,138,850)	28,664,520
Exercise of stock options	380,000	1,564,000	-	-	1,564,000
Share based payments	-	314,357	790,048	-	1,104,405
Loss for the period	-	-	-	(2,119,915)	(2,119,915)

Balance, January 31, 2011	12,020,289	47,367,605	6,104,170	(24,258,765)	29,213,010
Exercise of stock options	181,000	964,750	-	-	964,750
Share based payments	-	394,813	2,482,329	-	2,877,142
Loss for the period	-	-	-	(3,788,641)	(3,788,641)

Balance, January 31, 2012	12,201,289	$ 48,727,168	$ 8,586,499	$ (28,047,406)	$ 29,266,261

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENT OF CASH FLOWS

(Expressed in Canadian Dollars)

	2012	2011 (Note 19)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(3,788,641)	$ (2,119,915)
Items not affecting cash:
Depreciation	20,007	29,115
Share based payments	2,877,142	1,104,405

Changes in non-cash working capital items:
(Increase) decrease in receivables	33,224	12,919
(Increase) decrease in prepaids and deposits	1,089	(8,035)
Increase (decrease) in accounts payable and accrued liabilities	(8,248)	11,668
Increase (decrease) in amounts owing to related parties	(5,024)	4,713

Net cash used in operating activities	(870,451)	(965,130)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	964,750	1,564,000

Net cash provided by financing activities	964,750	1,564,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(1,248,137)	(2,137,956)
Purchase of equipment, vehicles or furniture	-	(4,238)
Disposal of vehicle	1,559	-

Net cash used in investing activities	(1,246,578)	(2,142,194)

Change in cash and cash equivalents during the period	(1,152,279)	(1,543,324)

Cash and cash equivalents, beginning of period	1,799,650	3,342,974

Cash and cash equivalents, end of period	$ 647,371	$ 1,799,650

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1702 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE Amex Equities Exchange (“AMEX”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements represent the first annual financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards.  The first date at which IFRS was applied was February 1, 2010.  In accordance with IFRS, the Company has:

•

provided comparative financial information;

•

applied the same accounting policies throughout all periods presented;

•

retrospectively applied all effective IFRS standards as of February 1, 2010 as required; and,

•

applied certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters. (Note 19)

The Company’s financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  Note 19 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity and loss and comprehensive loss along with line by line reconciliations of the statements of financial position as at February 1, 2010 and January 31, 2011, and the statements of loss and comprehensive loss for the ended January 31, 2011.

The significant accounting policies applied in these annual financial statements are based on IFRS issued and outstanding on May 7, 2012, the date on which the Board of Directors approved the annual financial statements.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

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

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.

	January 31, 2012	January 31, 2011 (Note 19)	February 1, 2010 (Note 19)

Working capital	$ 470,464	$ 1,528,588	$ 2,830,540
Deficit	28,047,406	24,258,765	22,138,850

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value through profit or loss.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

(e)

Critical accounting judgements and key sources of estimation uncertainty

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements and key sources of estimation uncertainty (cont’d)

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least, at every reporting period as described in Note 3(d).  Such indicators include changes in the Company’s business plans and evidence of physical damage.

(ii)

Share based payments

The Company has an equity-settled share-based compensation plan for directors, officers, employees and consultants.  Services received are measured by reference to the fair value of the equity instruments and are recognized as share-based compensation expense over the vesting period of the equity instruments with a corresponding increase to equity.  The fair value of share options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

(iii)

Taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(iv)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At January 31, 2012, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(v)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of profit or loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)

Restoration and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

The Company has determined that it has no restoration obligations as at January 31, 2012.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share based payments

The Company has an equity settled share based compensation plan that grants stock options to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options is estimated at the grant date, using the Black-Scholes option pricing model and recorded as share based payments expense in statement of profit and loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended January 31, 2012 do not include the nil (2011 – nil) warrants outstanding and the 2,198,057 (2011 – 2,008,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Income taxes

Income tax expense comprises current and deferred income tax.  Income tax is recognized in the statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current income tax

Current income tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current income tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred income tax

Deferred income taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred income tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(j)

Financial Instruments

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial Instruments (cont’d)

(i)

Financial assets (cont’d)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of amounts receivable and security deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, convertible debentures, and long term debt.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(l)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

(m)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2012.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

(a)

IFRS 9, Financial Instruments

The IASB has issued a new standard, IFRS 9, Financial Instruments (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).  The replacement of IAS 39 is a multi-phase project with the objective of improving and simplifying the reporting for financial instruments and the issuance of IFRS 9 is part of the first phase of this project.  IFRS 9 uses a single approach to determine whether a financial asset or liability is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  For financial assets, the approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  IFRS 9 requires a single impairment method to be used, replacing multiple impairment methods in IAS 39.  For financial liabilities measured at fair value, fair value changes due to changes in an entity’s credit risk are presented in other comprehensive income.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted.  The Company has not early-adopted the standard and is currently assessing the impact it will have on the financial statements.

(b)

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements.  The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances.  IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013.  Earlier adoption is permitted.  The Company is currently evaluating the impact of the standard on its financial statements.

(c)

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income.  The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss.  The amendments are to be applied effective July 1, 2012 and may be early adopted.  The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.  The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

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

Morrison claims, Canada	2012	2011	2010

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

5.

MINERAL PROPERTY INTERESTS (cont’d)

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

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2012	2011	2010

Balance, beginning of period	$ 22,664,614	$ 20,788,465	$ 17,606,430

Exploration and evaluation costs
Additions
Depreciation	305	830	1,185
Staking and recording	-	833	-
Supplies and camp	18,195	18,392	18,000
Community consultation
Geological and geophysical	153	234	783
Sub-contracts and labour	20,625	19,575	45,056
Supplies and general	-	4,411	3
Travel	-	2,254	1,610
Environmental
Assays	65,900	90,018	19,960
Geological and geophysical	662,632	1,000,313	247,960
Promotion and education	766	4,796	480
Sub-contracts and labour	675	11,440	2,465
Supplies and general	22,272	104,328	5,534
Travel	2,527	7,408	3,873
Metallurgical
Assays	600	450	-
Geological and geophysical	11,630	6,100	(14,387)
Scoping/Feasibility study
Assays	-	10,064	531
Drilling	-	151,284	128,402
Geological and geophysical	7,500	18,583	2,175,454
Staking and recording	-	520	1,144
Sub-contracts and labour	223,034	317,301	321,457
Sub-contracts and labour - related parties	96,000	96,000	118,001
Supplies and general	432	3,519	70,510
Travel	-	7,496	34,014

Total Exploration and evaluation costs for the period	$ 1,133,246	$ 1,876,149	$ 3,182,035

Balance, end of period	$ 23,797,860	$ 22,664,614	$ 20,788,465

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2011	Additions for period	Disposals for period	Balance January 31, 2012

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,899)	(30)	-	(24,929)
Net book value	$ 101	$ (30)	$ -	$ 71

Automobile
Value at Cost	$ 80,160	$ -	$ (12,840)	$ 67,320
Accumulated Depreciation	(38,271)	(12,292)	11,281	(39,282)
Net book value	$ 41,889	$ (12,292)	$ (1,559)	$ 28,038

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(43,809)	(1,344)	-	(45,153)
Net book value	$ 6,719	$ (1,344)	$ -	$ 5,375

Computer equipment
Value at Cost	$ 88,283	$ -	$ -	$ 88,283
Accumulated Depreciation	(73,284)	(6,646)	-	(79,930)
Net book value	$ 14,999	$ (6,646)	$ -	$ 8,353

Totals	$ 63,708	$ (20,312)	$ (1,559)	$ 41,837

	Balance February 1, 2010	Additions for period	Disposals for period	Balance January 31, 2011

Trailers
Value at Cost	$ 25,000	$ -	$ -	$ 25,000
Accumulated Depreciation	(24,856)	(43)	-	(24,899)
Net book value	$ 144	$ (43)	$ -	$ 101

Automobile
Value at Cost	$ 80,160	$ -	$ -	$ 80,160
Accumulated Depreciation	(20,317)	(17,954)	-	(38,271)
Net book value	$ 59,843	$ (17,954)	$ -	$ 41,889

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ -	$ 50,528
Accumulated Depreciation	(42,130)	(1,679)	-	(43,809)
Net book value	$ 8,398	$ (1,679)	$ -	$ 6,719

Computer equipment
Value at Cost	$ 84,045	$ 4,238	$ -	$ 88,283
Accumulated Depreciation	(63,015)	(10,269)	-	(73,284)
Net book value	$ 21,030	$ (6,031)	$ -	$ 14,999

Totals	$ 89,415	$ (25,707)	$ -	$ 63,708

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

8.

SHARE CAPITAL, SHARE BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the period ended January 31, 2012, 181,000 stock options (2011 - 380,000; 2010 - 240,000) with an exercise price of $5.33 (2011 - $4.12; 2010 - $3.87) were exercised for total proceeds of $964,750 (2011 - $1,564,000; 2010 - $928,800).

Stock option transactions are summarized as follows:

	2012		2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,008,057	$ 8.02	2,000,357	$ 7.34	2,065,357	$ 7.08
Granted	1,014,827	7.42	387,700	7.70	190,000	5.75
Cancelled	(558,827)	10.40	-	-	(15,000)	7.80
Exercised	(181,000)	5.33	(380,000)	4.12	(240,000)	3.87
Expired	(85,000)	5.81	-	-	-	-

Outstanding, end of year	2,198,057	$ 7.44	2,008,057	$ 8.02	2,000,357	$ 7.34

Options exercisable, end of year	1,340,511	$ 7.44	1,741,994	$ 8.09	1,804,415	$ 7.42

Weighted average fair value per option granted		$ 3.48		$ 3.52		$ 2.12

Weighted average remaining life of outstanding options granted in years		4.46		2.71		2.15

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Stock options (cont’d)

The following stock options were outstanding at January 31, 2012:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

617,530	617,530	$ 7.81	June 23, 2013
180,000	180,000	$ 5.75	July 13, 2014 (5,000 exercised subsequently)
385,700	337,487	$ 7.70	June 30, 2017
606,827	227,558	$ 7.44	May 16, 2018
408,000	153,000	$ 7.40	June 20, 2018

Share based payment expense

The fair value of stock options granted during the period ended January 31, 2012 was $3,530,914 (2011 – $1,364,869; 2010 - $403,773) which will be recognized as share based payments over their vesting periods.

Total share based payments recognized during the period ended January 31, 2012 was $2,877,142 (2011 – $1,104,405; 2010 - $1,590,297) which has been recorded in the statements of operations as Share based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	2012	2011	2010

Risk-free interest rate	2.36%	2.32%	1.89%
Expected life of options	5 years	3 years	3 years
Annualized volatility	53.15%	49.98%	52.57%
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding at January 31, 2012, 2011 and 2010.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended January 31, 2012 do not include the nil (2011 – nil; 2010 - nil) warrants outstanding and the 2,198,057 (2011 – 2,008,057; 2010 - 2,000,357) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	2012	2011	2010

Basic and diluted loss per common share	$ (0.31)	$ (0.18)	$ (0.23)

Weighted average number of common shares outstanding	12,129,481	11,799,679	11,438,239

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		2012			2011			2010
Paid to a:		Amounts paid or payable	Share based payment	Owed at year end	Amounts paid or payable	Share based payment	Owed at year end	Amounts paid or payable	Share based payment	Owed at year end

director for investor relations		$ 118,804	$ 364,665	$ 5,350	$ 123,864	$ 138,858	$ 6,406	$ 135,910	$ 140,872	$ 5,792
director for investor relations		132,000	385,081	9,454	132,000	138,858	12,023	132,000	140,872	10,212
director for consulting services	(a)	96,000	385,080	4,621	96,000	138,858	4,480	116,000	140,872	4,200
spouse of a director	(b)	312	12,390	-	1,092	225	-	780	6,421	-
officer of the company	(c)	30,893	192,403	1,151	31,913	43,420	3,057	28,208	28,746	2,126
owed to a director for expenses		-	-	1,729	-	-	1,363	-	-	543

		$378,009	$1,339,619	$22,305	$384,869	$460,219	$27,329	$412,898	$457,783	$22,873

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO (cont’d)

Compensation of key management personnel

Key management personnel includes Directors and Executives of the Company.  The compensation paid or payable to key management personnel is as follows:

	2012	2011

Remuneration or fees	$ 396,197	$ 396,277
Share-based payments	2,767,055	1,011,382

Total compensation paid to key management personnel	$ 3,163,252	$ 1,407,659

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2012	2011	2010

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 158,509	$ 273,705	$ 536,085
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000	$ 4,257
recorded Depreciation expense on property and equipment as Exploration and evaluation assets	$ 305	$ 830	$ 1,185

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The difference between the “expected” income tax expense and the actual income tax provision are summarized as follow:

	2012	2011

Income/(loss) before income taxes	$ (3,788,641)	$ (2,119,915)
Canadian statutory income tax rate	26.4%	28.3%
Computer “expected” income tax expense	(1,000,201)	(552,050)

Differences resulting from:
Share based payments	759,565	264,661
Other non-deductible items	3,610	3,352
Change in enacted rate	10,826	34,262
Expiry of loss carryforwards	-	78,775
Increase in deferred tax assets not recognized	226,200	171,000

Provision for income taxes	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

12.

INCOME TAXES (cont’d)

The tax effects of deductible and taxable temporary differences that give rise to the Company’s future tax assets and liabilities are as follows:

	2012	2011	2010
Deferred income tax assets-Canada

Non-capital loss carry forwards	$ 1,518,000	$ 1,298,000	$ 1,134,000
Mineral property interests and deferred exploration costs	1,723,000	1,723,000	1,723,000
Property and equipment	47,000	41,000	34,000

Total deferred income tax asset not recognized	$ 3,288,000	$ 3,062,000	$ 2,891,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2015	$ 438,676
2026	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759

Total	$ 6,071,216

Deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred income tax assets.

13.

COMMITMENT

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

Year ending January 31,	Amount

2013	$ 67,318

Total	$ 67,318

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2012, 2011 and 2010, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

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

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Harmonized Sales Tax input tax credits and accrued interest.  Accordingly, the Company views credit risk on accounts receivable as minimal.

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

As at January 31, 2012, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

15.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

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

16.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2012.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

17.

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

18.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has issued 15,000 common shares on exercise of options for total proceeds of $105,750 and a reclassification of Contributed surplus to capital stock in the amount of $45,830.  The Company has not granted any options or announced any private placements.

19.

TRANSITION TO IFRS

For all periods up to and including January 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP.  These financial statements for the year ended January 31, 2012 are the first annual financial statements the Company has prepared in accordance with IFRS as in effect as at January 31, 2012, as detailed in the accounting policies described in Note 3.  In preparing these financial statements, the Company's opening statement of financial position was prepared as at February 1, 2010, the Company's date of transition to IFRS.

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied.

This note explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated statements of financial position as at February 1, 2010 and its previously published Canadian GAAP financial statements for the year ended January 31, 2011.

The transition from Canadian GAAP to IFRS had no impact on cash flows generated by the Company.  Therefore, a reconciliation of cash flows has not been presented.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

19.

TRANSITION TO IFRS (cont’d)

(a)  IFRS transition elections

The Company has elected to apply the following optional exemptions from full retrospective application:

(i)  Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payments ("IFRS 2"), to equity instruments that were granted on or before November 7, 2002, or equity instruments granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected to avail itself of the exemption provided under IFRS 1 and has not applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by its transition date.

Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes.  IFRS 2 requires that such awards be treated as a series of separate grants, with fair value measured and recognized separately for each tranche within a grant that has a different vesting date

The adjustments for IFRS 2 on the share based payments (previously called stock based compensation expense) and contributed surplus results in a change of balances as follows:

	Contributed Surplus increase/(decrease)	Operating expense/ Deficit (increase)/decrease
For periods ended January 31, 2010	$ 329,275	$ (329,275)
Impact for period ended January 31, 2011	169,207	(169,207)
As at January 31, 2011	$ 498,482	$ (498,482)

(ii)  Property, plant and equipment

IAS 16 provides the option for an entity to use the cost model for the valuation of property, plant, and equipment, or the revaluation model. The revaluation model requires the restatement of property, plant and equipment to fair market values on an annual basis.  The Company has elected to use the cost model for valuation.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances.  The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

(iii)  Estimates

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company's IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

19.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of financial position as at February 1, 2010

	Canadian GAAP as at February 1, 2010	Effect of Transition to IFRS	IFRS

ASSETS
Current Assets	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	20,788,465		20,788,465
Equipment, vehicles and furniture	89,415		89,415
Reclamation deposits	123,600		123,600

Total assets	$ 29,293,556	$ -	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 606,163	$ -	$ 606,163
Amounts owing to related parties	22,873		22,873

	629,036	-	629,036

Shareholders' equity
Share Capital	45,489,248		45,489,248
Contributed surplus (i)	4,984,847	329,275	5,314,122
Deficit (i)	(21,809,575)	(329,275)	(22,138,850)

	28,664,520	-	28,664,520

Total liabilities and shareholders’ equity	$ 29,293,556	$ -	$ 29,293,556

(i) Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

19.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of financial position as at January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

ASSETS
Current assets	$ 1,911,368	$ -	$ 1,911,368
Mineral property interests	4,832,500		4,832,500
Exploration and evaluation assets	22,664,614		22,664,614
Equipment, vehicles and furniture	63,708		63,708
Reclamation deposits	123,600		123,600

Total assets	$ 29,595,790	$ -	$ 29,595,790

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 355,451	$ -	$ 355,451
Amounts owing to related parties	27,329		27,329

	382,780	-	382,780

Shareholders' equity
Share Capital	47,367,605		47,367,605
Contributed surplus (i)	5,605,688	498,482	6,104,170
Deficit (i)	(23,760,283)	(498,482)	(24,258,765)

	29,213,010	-	29,213,010

Total liabilities and shareholders’ equity	$ 29,595,790	$ -	$ 29,595,790

(i) Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2012 and 2011

19.

TRANSITION TO IFRS (cont’d)

Reconciliation of statement of comprehensive loss for the year ended January 31, 2011

	Canadian GAAP as at January 31, 2011	Effect of Transition to IFRS	IFRS

OPERATING EXPENSES
Consulting fees-Share based payments (i)	$ 211,290	$ 15,390	$ 226,680
Depreciation	29,115	-	29,115
Directors fees	12,500	-	12,500
Directors fees-Share based payments (i)	446,285	105,103	551,388
Filing and transfer agent fees	66,360	-	66,360
Foreign exchange (gain)loss	7,102	-	7,102
Finance income	(14,610)	-	(14,610)
Investor relations–related party	255,864	-	255,864
Investor relations fees-Share based payments (i)	239,301	38,414	277,715
Office and miscellaneous	81,822	-	81,822
Office rent	85,487	-	85,487
Professional fees	313,395	-	313,395
Professional fees-Share based payments (i)	33,887	9,534	43,421
Shareholder information and promotion	85,949	-	85,949
Telephone	17,542	-	17,542
Travel	46,250	-	46,250
Wages and benefits	28,734	-	28,734
Wages and benefits-Share based payments (i)	4,435	766	5,201

Loss from operations	(1,950,708)	(169,207)	(2,119,915)

Income tax expense	-	-	-

Loss and comprehensive loss for the year	(1,950,708)	(169,207)	(2,119,915)

(i) Under Canadian GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting.  Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 30, 2012

Signed:   /s/  "Gregory Anderson"

Gregory Anderson,

President and CEO