Form 20-F
period 2013-01-31
Pacific Booker Minerals Inc.
filed 2013-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2013

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

#1103-1166 Alberni Street, Vancouver, B.C. V6E 3Z3, Canada

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           12,286,539

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

Item 17 ___  Item 18 _X_

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  _X_ N/A __

Index to Exhibits on Page 97

- 2 -

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Chairman and Director	2773 Coyote Place, Millers Pond Whistler, B.C. V0N 1B2

Gregory R. Anderson	President, CEO and Director	7608 East Cliff Rose Trail, Gold Canyon, AZ 85218

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

John Joseph Plourde	Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Erik Tornquist	Director	#1103 – 116 Alberni Street, Vancouver, B.C. V6E 3Z3

Mark Gulbrandson	Director	P.O. Box 240299 Apple Valley, MN 55124

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

The Company’s auditor for the fiscal years of 2013, 2012 and 2011 was MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

The Company’s legal advisor is Brian E. Abraham, Q.C., of Dentons Canada LLP, 250 Howe Street 20th Floor, Vancouver  British Columbia  V6C 3R8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2013, 2012 and 2011 ended January 31 were derived from the financial statements audited by MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2010 and 2009 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2a is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2013, 2012 and 2011.

Table No. 2a

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year
	Ended	Ended	Ended
	1/31/13	1/31/12	1/31/11

Revenue	$0	$0	$0
Net Income (Loss)	($1,045)	($3,789)	($2,120)
Net Income (Loss) Per Share	($0.09)	($0.31)	($0.18)
Dividends Per Share	$0	$0	$0
Wtg. Avg. Shares (000)	12,246	12,129	11,780
Working Capital	$1,932	$470	$1,529
Mineral Properties	$28,750	$28,630	$27,497
Long-Term Debt	Nil	Nil	Nil
Shareholder’s Equity	$30,835	$29,266	$29,213
Total Assets	$30,906	$29,521	$29,596

The Company adopted IFRS effective February 1, 2010. The selected financial data for the fiscal years ended January 31, 2010 and 2009 were prepared under Canadian GAAP and included a reconciliation note to US GAAP. Therefore, it is not comparable with the information for fiscal years ended January 31, 2013, 2012 and 2011.

Table No. 2b

Selected Financial Data

Canadian GAAP

(CDN$ in 000, except per share data)

	Year	Year
	Ended	Ended
	1/31/10	1/31/09

Revenue	$0	$0
Net Income (Loss)	($2,254)	($2,230)
Net Income (Loss) Per Share	($0.20)	($0.20)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	11,438	11,025
Working Capital	$2,831	$6,144
Mineral Properties	$25,621	$22,439
Long-Term Debt	Nil	Nil
Shareholder’s Equity	$28,665	$28,729
Total Assets	$29,294	$29,766

US GAAP Net Loss	($5,436)	($7,044)
US GAAP Loss Per Share	($0.48)	($0.64)
US GAAP Wtg. Avg. Shares	11,438	11,025
US GAAP Equity	$7,736	$10,982
US GAAP Total Assets	$8,365	$12,020
US GAAP Mineral Properties	$4,693	$4,693

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st and the most recent twelve quarters, including the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar for the six most recent months, and the range of high and low rates for these periods.

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/12	$ 1.00	$ 1.04	$ 0.97	$ 1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05
Year Ended 12/31/08	1.08	1.30	0.97	1.22

Three Months Ended 3/31/13	$ 1.02	$ 1.03	$ 0.98	$ 1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03
Three Months Ended 6/30/10	1.04	1.08	1.00	1.06

April 2013		$ 1.03	$ 1.01	$ 1.01
March 2013		1.03	1.02	1.02
February 2013		1.03	1.00	1.03
January 2013		1.01	0.98	1.00
December 2012		1.00	0.98	1.00
November 2012		1.00	0.99	0.99

The exchange rate was $1.01 at noon on April 30, 2013.

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

British Columbia has Refused to Issue an Environmental Assessment Certificate for the Morrison Mine as Proposed

On October 1, 2012, the Company announced that the Honourable Rich Coleman, British Columbia Minister of Energy, Mines and Natural Gas and Minister Responsible for Housing and Deputy Premier, and the Honourable Terry Lake, British Columbia Minister of Environment, have decided to refuse to issue an Environmental Assessment Certificate for the Morrison Copper/Gold Project as proposed. The Company has filed a petition with the Supreme Court of British Columbia to, among other things, set aside the decision of the Ministers to deny the Company application for the Environmental Assessment Certificate. If the Company’s petition is unsuccessful, or if the Company is unable to effectively modify the mine plan to satisfy the potential issues raised by Ministry of Mines and the Ministry of Environment, the Company will be unable to develop the Morrison Property, and the Company’s entire investment may be lost.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2013, the end of the Company’s most recent fiscal year, the Company had a deficit of $29,092,722.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

#1103-1166 Alberni Street, Vancouver, B.C. V6E 3Z3 Canada

Telephone: (604) 681-8556

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,622 square feet and runs through April 30, 2014.  The terms of rent are as follows:

May 1, 2013 to April 30, 2014	$73,180

The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM", and on the NYSE MKT Exchange under the symbol “PBM”.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2013, the end of the most recent fiscal year, there were 12,286,539 common shares issued and outstanding.

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

On September 28, 2009, the company announced it had completed the Environmental Assessment on the Morrison Project and submitted the Application for an Environmental Assessment Certificate to the British Columbia Environmental Assessment Office ("BCEAO"). The Environmental Assessment Certificate is required to apply for the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of the proposed open-pit mine at the Morrison property. On July 12, 2010, the Company announced that the BCEAO accepted for review the Company's Application for an Environmental Assessment Certificate. The Company was also notified by the BCEAO that it has met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and is satisfied with the Consultation Plans proposed by the Company for the Application Review period.

On October 1, 2012, the Company announced that the Honourable Rich Coleman, British Columbia Minister of Energy, Mines and Natural Gas and Minister Responsible for Housing and Deputy Premier, and the Honourable Terry Lake, British Columbia Minister of Environment have decided to refuse to issue an Environmental Assessment Certificate for the Morrison Project as proposed. On October 30, 2012, the Company was advised by the Canadian Environmental Assessment Agency ("CEAA") that due to the refusal of the BC Environmental Assessment Certificate, the CEAA is requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified.

On April 4, 2013, the Company announced that John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation has filed a petition with the Supreme Court of British Columbia on behalf of Pacific Booker Minerals Inc. to set aside the decision in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker Mineral Inc.’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine on the Morrison Project. The petition is seeking the following relief: a.) an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.) an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.) costs; and d.) such further and other relief as this Court considers just and appropriate.

On May 1, 2013, the Company announced that it had received a request to its counsel from the Ministry of Justice for a period of time to respond to the Supreme Court of British Columbia petition. The Company has agreed to May 31st as the date by which the Ministry of Justice is to respond. The parties have also agreed to a hearing date in July.

On May 23, 2013, The Company announced a non-brokered private placement consisting of 125,000 common share units. Each unit consists of one share at a purchase price of $4.00 per share and a warrant to purchase one-half of one share, exercisable at a price of $4.00 per share for the first year and $5.00 per share for the second year, subject to regulatory approval. The proceeds of the private placement will be used for general working capital. No finder’s fee or commission is payable for this private placement.

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

Fiscal 2013 Work

On March 19, 2012, the Company announced that it had published a Notice for an Application for a Mining Lease, posted at the Chief Gold Commissioner's Office in Vancouver and published in the BC Gazette, the Vancouver Sun, and the Lakes District News as required under Section 42(1)(c) of the Mineral Tenure Act.  The mineral claims subject to the mining lease application are Tenure Numbers 625123, 625143, 625183, surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

On April 27, 2012, the Company submitted a 3rd Party Review Response Report - Addendum 1, which provided the results of lining the TSF with a geo-membrane liner; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.  The results of lining the TSF with a geomembrane liner and some modifications to the water treatment plant are that the water quality in Morrison Lake will meet BCWQGs; and confirms that the project will not have any significant adverse effect on the receiving environment.

As a result of the Company' responses to the 3rd Party Review, the Company received a revised draft copy of the EAO’s Assessment Report.  The Company completed a review of the draft assessment report and provided comments to the EAO for consideration.  Additionally the Company prepared an updated Project Description, Key Commitments (Conditions) List and Tracking Tables to accompany the EAO’s Assessment Report.  The Project Description, Commitments List and Tracking Tables are intended to comprise key support documents for the EA Certificate.  The EAO documents were reviewed by their legal counsel.

On July 9, 2012, the Company provided comments to the Canadian Environmental Assessment Agency (CEAA) on a draft Comprehensive Study Report (“CSR”).

On July 23, 2012, the Company announced that it was in receipt of a Memorandum of Understanding (MOU) with the Lake Babine Nation.

On August 7, 2012, the Company was informed by the BCEAO that the timing for BCEAO’s referral to the deciding ministers (the Honourable Terry Lake, Minister of Environment, and the Honourable Rich Coleman, Minister of Energy and Mines and Minister Responsible for Housing) would take place on August 20, 2012. On August 13, 2012, the Company submitted its’ final response to the BCEAO with respect to the Environmental Assessment Application.  The Company noted that the predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline (water quality changes may commence in year 21 after mining is completed and the water treatment plant is operational).  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.  Also, the independent 3rd Party review of all aspects related to water quality effects on Morrison Lake, supported the Company's assessment of no significant adverse effects.

The referral documents, consisting of the Final Environmental Assessment Report (Schedule A, Certified Project Description and Schedule B, Table of Conditions) and the Environmental Assessment Certificate #M12-01 (to be signed by the Ministers), were submitted to the Ministers on August 21, 2012.  The Company received a copy of the referral documents on August 27, 2012.

On August 29th, the Company announced that the British Columbia Environmental Assessment Office had completed the Environmental Application Review Stage of the Morrison Copper/Gold Project and submitted their referral documents to the Minister of Energy and Mines and the Minister of Environment.  The Ministers had 45 days, until October 5, 2012, to make a decision on the Environmental Assessment Certificate.

On August 30, 2012, the Canadian Environmental Assessment Agency (“CEAA”) informed the Company that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and is planning to have a second draft prepared for the Company's comments during the week of September 4, 2012.  Once the CSR is completed, it goes to a report editor and design team in Ottawa and for translation to French.  The final public comment period was to be in October with the referral to the federal Minister of Environment in November.

On October 1, 2012, the Company announced that the Honourable Rich Coleman, Minister of Energy, Mines and Natural Gas and Minister Responsible for Housing and Deputy Premier, and the Honourable Terry Lake, Minister of Environment have decided to refuse to issue an EA certificate for the Project as proposed.

On October 3, 2012, the Company announced that the BCEAO Environmental Assessment (“EA”) report and the Recommendations of the Executive Director reports were available online for review.  The Company stated that it was required to conduct an EA to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the project.  The Company’s Application, prepared by Qualified Professionals, determined that there were no significant adverse environmental, economic, social, heritage and health effects.  This was supported by a BC Environmental Assessment Office (EAO) commissioned independent 3rd Party review.  The BCEAO EA report also concluded that there were no significant adverse effects.

On October 30, 2012, the Company was advised by the CEAA that due to the refusal of the BC Environmental Assessment Certificate, CEAA was requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified.

On October 31, 2012, the Company responded to the Ministry of Environment in regards to the rejection of the Company’s Application for an Environmental Assessment Certificate stating that the Company has been working on the development of the Morrison Copper/Gold Project since 1998.  Baseline data to support the Application for an (EAC) has been collected since 2002.  The Company entered the Pre-Application stage of the Environmental Assessment Process on September 30, 2003 and entered the Application Review stage of the Environmental Assessment process on July 12, 2010.  On August 20, 2012, day 763 of the 180-day Review period, the EAO completed the Environmental Assessment Application Review and submitted their referral documents to the Ministers for a decision.  On October 1, 2012, the Application was rejected by the Ministers.

The Company’s responses to the factors that were considered by the Ministers in reaching their decision, (as per the e-mail from Terry Lake, Minister of Environment received October 1, 2012) were prepared, emailed to the appropriate ministers and posted on the Company’s website.

On November 8th, the Company clarified some information in regards to the Salmon population in Morrison Lake, stating that the Morrison Copper/Gold Project is not located within the Skeena River headwaters.  The headwaters of the Skeena River are a subalpine basin in northern BC adjacent to Spatsizi Wilderness Park.  The Morrison Copper/Gold Project is located at the most eastern edge of the Skeena watershed, 160 kilometers from the Skeena River, 65 kilometers east of Smithers, BC, adjacent to Morrison Lake.  The Morrison Lake drains via the Morrison River into the north-eastern arm of the Babine Lake, a 175 kilometers long lake.  The Babine Lake drains via the Babine River, a 100 kilometers long river, which originates at the top of the north-western arm of Babine Lake, and is a tributary to the Skeena River.  The Project footprint, which is 25 square kilometers represents 0.046% of the of the Skeena River watershed.  The direct disturbance would be 11.40 square kilometers of which, 7.88 square kilometers would be reclaimed and a 1.75 square kilometre pond would be formed in the Tailings Storage Facility on closure.  The Morrison Copper/Gold Project is located within 30 kilometers of two former producing mines with histories of safe operation.  Upon closure, both mines were put in care and maintenance performed by Xstrata Copper Canada.  Water management and monitoring is ongoing at the mine sites to ensure that water quality in Babine Lake remains protected.  Both mines are in compliance with Permits issued by the BC Ministry of Environment.

Sockeye salmon returns to Babine Lake as counted at the Babine River fence is an average of approximately 1.3 million per year.  The returns to Morrison River/Lake are approximately 13,000 per year.  Approximately 50% of those sockeye salmon continue to and spawn in the lower and upper portion of Tahlo Creek.  Tahlo Creek is at the northern end of Morrison Lake.  Approximately 6,500 sockeye remain to spawn in Morrison River/Lake.  It should be noted that, as per the Babine River fence count, the sockeye salmon returns to Babine Lake increased during the operation of the two former mines.  The count of sockeye salmon returning to the Morrison River/Lake and to the Babine River fence, operated by the Department of Fisheries since 1946, is available on the reports section of the Company’s website.  A Fish Habitat Compensation Plan was developed by a qualified Fisheries Biologist to compensate for an estimated 1,850 square meters of lost fish habitat in several tributary streams and ponds on the east side of Morrison Lake.  This includes 9 square meters of spawning habitat for lake trout and Coho salmon.

On November 20th, the Company released information on the plan to line the Tailings Storage Facility.  The Company’s EAC contained 32 conditions that the Company would have to meet prior to obtaining the Mines Act Permit and conditions during Construction, Operations and Closure, in order to comply with the Mines Act and Environmental Management Act.  Condition #9, lining the Tailings Storage Facility with a geomembrane liner was at the request of the BC Environmental Assessment Office and its reviewers who requested water quality predictions for the Tailings Storage Facility receiving streams and emergent groundwater in Morrison Lake lakebed for a geomembrane lined Tailings Storage Facility.  The extent of the geomembrane liner would be determined during detailed engineering and prior to the issuance of the Mines Act Permit.  The geomembrane liner, if required, is proven technology that has been used at several mines in BC and would be installed over the 21 year life of the mine.

On November 22nd, the Company commented on the Ministry of Energy and Mines (“MEM”) expressed concerns with respect to the Company’s compliance with the Provincial Metal Leaching/Acid Rock Drainage (“ML/ARD”) Policy.  The ML/ARD Policy provides for a variety of mitigation strategies that are available to prevent the impacts of ML/ARD.  The Company’s strategy, as per the Feasibility Study, was to store waste rock on land adjacent to the open-pit, in the natural catchment draining into the pit.  On closure, an engineered low permeability cover was proposed and the seepage from the waste rock dump and pit-walls would be collected and treated.  The collection and treatment of ARD is not the preferred choice, however, it is acceptable as per the ML/ARD Policy, ML/ARD Guidelines and precedence set by other projects, as it can be a highly effective and reliable means for protecting the environment.  In October 2010, MEM asked the Company to provide a conceptual design for the engineered low permeability cover that led the Company to believe that on-land waste rock storage with a cover was acceptable.  The Company revised the ML/ARD predictions and presented the results in Review Response Report Revision 1 in November 2010.  In December 2010, The Company was asked to make another major project change, placing the waste rock into the open-pit on closure.  The Company again revised the ML/ARD predictions and presented the results in Review Response Report Revision 2 in June 2011.  The BC Environmental Assessment Office (“EAO”) prepared a draft Environmental Assessment Report based on Review Response Report Revision 2 and presented it to the Working Group (“WG”) for comments in September 2011.  As a result of comments received from the WG, the BCEAO commissioned an independent 3rd Party review.  The Company prepared two 3rd Party Review Response reports to address input from 3rd Party reviewers.  As a result of the revisions, the BCEAO finalized the Environmental Assessment Report and concluded that the Morrison Copper/Gold Project does not have the potential for significant adverse effects which was supported by the independent 3rd Party review.  In October 2012, after being in the EA process since 2003, the Executive Director’s Report stated that the project was inconsistent with the ML/ARD Policy.

On November 28th, the Company provided some information on the effects of the project on the Morrison Lake Water Quality stating that on closure, all surface and excess Tailings Storage Facility (“TSF”) water will be directed to the open-pit, which will be allowed to be filled with water to a level below the level of Morrison Lake.  The open-pit water will be treated by a high-density sludge (“HDS”) water treatment plant.  A conceptual design of a HDS water treatment plant was carried out by SGS-CEMI.  The plant is capable of treating the full range of water quality estimates in the open-pit.  In August 2011, in a letter from Ministry of Energy and Mines (“MEM”), the MEM along with its consultant Lorax Environmental stated that “MEM considers a HDS lime treatment plant to be proven technology that is capable of providing effective and reliable means of treating Morrison TSF and open-pit water to protect the environment”.  The treated water from the HDS treatment plant will be transported, via a pipeline, to the northern section of Morrison Lake.  The pipeline will extend to the deepest portion of the lake and discharge vertically upward from a depth of approximately 60m (197feet) from a single port diffuser into the lake.  The assessment of the diffuser design and the prediction of water quality in Morrison Lake were carried out by Dr. Gregory Lawrence PhD, P.Eng of the University of British Columbia.  The BC Environmental Assessment Office undertook a third-party review of the lake effects, which was carried out by Dr. Bernard Laval, PhD, P.Eng, also of the University of British Columbia.  Dr. Laval concluded that a minimum 100:1 dilution in the concentration of treated water, within the edge of the mixing zone, could be attained over a summer stratified period with a properly designed single port diffuser, even considering a prolonged summer stratified period due to climate change.  Even higher dilution and more efficient mixing within the lake could be obtained with a multi-port diffuser.  Additionally at a 100:1 dilution, there is no concern of developing density stratification that cannot be mixed by seasonal overturn.

On December 6th, the Company released information on the amount of data collected to support the Company’s understanding of Morrison Lake Water.  The Company collected Baseline data starting in  2003 through 2011.  The BCEAO website states that “usually it takes 12 months to gather the required environmental baseline information needed”.  Baseline water quality has been monitored in Morrison Lake receiving ephemeral (intermittent) streams since 2003 and Morrison Lake, an upper oligotrophic lake (poor in nutrients and plant life and rich in oxygen), since 2006.  Water quality sampling was conducted at five sites on Morrison Lake, at multiple depths (surface, thermocline and bottom).  A depth profile including in situ measurements of temperature profiles to confirm stratification, pH, dissolved oxygen, total dissolved solids, conductivity and oxidation reduction potential was conducted.  Water sampling included sampling during freshet (Ice-Off) which confirmed that the lake turns over.  A bathymetry survey was conducted in 2008.  Aquatic resources data included water quality, sediment, fish habitat surveys, benthic invertebrate and plankton, periphyton taxonomy, chlorophyll and biomass; drift net sampling; and fish sampling, including metals analysis.  The Department of Fisheries and Oceans conducted annual salmon escapements into Morrison River and Tahlo Creeks since approximately 1930.  The Lake Babine Nation conducted Sockeye Spawning surveys in the fall of 2010 and 2011.  In 2011, the sockeye populations of the Morrison Watershed experienced a relatively abundant return, however, the total number of Sockeye spawners observed in Morrison Lake only totaled 224.  The Morrison Lake Data Summary Report is available on the reports section of the Company’s website.

On December 10th, the Company provided the information that the Morrison Lake Sockeye Salmon stock was historically enhanced by the Babine Salmon Hatchery which operated from 1907 to 1936.  The Babine Salmon Hatchery was established in 1907 on Morrison Creek, one kilometre below the outflow of Morrison Lake.  The Babine Salmon Hatchery operated until 1936, when it was shut down due to government cutbacks.  In its first year of operation, the Babine Salmon Hatchery released 4.6 million fry.  Built with an 8 million annual sockeye egg capacity, the Babine Salmon Hatchery released a total of 170.9 million sockeye fry into the Morrison Watershed during its 28 years of operation.  An additional 5.5 million fertilized eggs and 25 million “fingerlings” or yearlings were released.  Eggs were obtained primarily from Morrison Creek and supplemented intermittently with eggs obtained from the Babine River, Fulton River, Morrison Lake, Pierre Creek, Pinkut Creek, Tachek Creek and Tahlo Creek as well as from Stuart Lake located in the Fraser River Watershed.  In 1928, the Stuart Lake Hatchery’s entire egg collection from Pierre and Pinkut creeks was transferred to the Babine Lake Hatchery.  The references the Company received its information from was the “LBN Salmon Spawning Report 2010’ and the “Transfers of Eggs and Young of Pacific Salmon Within BC, Department of Fisheries and Oceans, March 1979, Fisheries and Marine Service Technical Report No. 861”.  An excerpt from the “LBN Salmon Spawning Report 2010’, titled “Babine Salmon Hatchery” is available on the reports section of the Company’s website.

On December 12th, the Company released information on the dilution capacity of the Morrison Lake.  The Morrison Lake has a surface area of approximately 13.3 square kilometers, a mean depth of 21.6 meters and a maximum depth of 62.9 meters.  The lake volume is 286 million cubic meters.  The Morrison Lake drains via the Morrison River into Morrison Arm of Babine Lake.  The Morrison Lake is a dimictic lake, exhibiting four distinct “seasons”.  The lake is strongly temperature stratified in “summer”, followed by “fall turnover”, a period of intense mixing induced by wind and penetrative convection.  The lake exhibits weak reverse temperature stratification in “winter”.  During “spring freshet”, the lake turns over again until solar heating establishes summer stratification again.  Most of the natural runoff into and outflow from the lake is during spring freshet.  The annual volume of treated water from the Water Treatment Plant (“WTP”) and potential seepage from the Tailings Storage Facility (“TSF”) into Morrison Lake is a fraction of the Morrison Lake volume and natural inflow into Morrison Lake.  The Annual Natural Inflow Volume (the “Lake Turnover Volume”) into Morrison Lake is 145 million cubic meters per year, which is about half of the lake volume.  The Annual Treated Water Volume from the WTP (at upper bound estimates) on closure is 1.80 million cubic meters per year, which is 0.63% of the lake volume and 1.24% of the natural lake inflow.  The Annual Potential Seepage Volume from the TSF is 0.09 million cubic meters per year, which is 0.03% of the lake volume and 0.06% of the natural lake inflow.  The Morrison Lake has an overwhelming dilution capacity in proportion to the relatively low volume of treated water from the WTP and potential seepage from the TSF.  The Morrison Lake Effects Assessment concluded that efficient mixing within the lake would be obtained and that the changes in predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline.  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

On December 19th, the Company released information on the conclusions of the Canadian Environmental Assessment Agency on the Morrison project.  The CEAA and the BCEAO coordinate the federal and provincial Environmental Assessments under the Canada-British Columbia Agreement for Environmental Assessment Cooperation.  The BCEAO Environmental Assessment concluded that there are no significant adverse environmental effects.  This was supported by a BCEAO commissioned independent 3rd Party review.  The Executive Director of the BCEAO also concluded that the proposed Project does not have the potential for significant adverse effects.  In addition, the Executive Directors’ report stated that the BCEAO determined that there would be no significant residual adverse effects from the proposed Project on water quality and fisheries resources.  The Executive Director’s report also stated the position of the Federal Agencies.  It summarized that “CEAA considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  CEAA has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”  The CEAA draft Comprehensive Study Report, September 2012, concluded that:  “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners.

As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”

On January 9, 2013, the Company released some information on the extent of work completed during the Morrison Copper/Gold Project Environmental Assessment period.  The Company completed all work according to the Approved Terms of Reference (“TOR”).  The TOR specified the information requirements for conducting the environmental assessment and was approved by the BCEAO in May 2009.  As a result of the large number of individual documents submitted (the EAC Application, a Addendum to the Application; a Review Response Report Rev 1; a Review Response Report Rev 2; a 3rd Party Review Response Report and a 3rd Party Review Response Report Addendum), the Company prepared an Application Information Key (“AIK”).  The AIK’s purpose was to assist the Reviewers by identifying the order of precedence of the various documents submitted.  Effectively, the order of precedence addresses any potential differences between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.  The AIK summarizes the primary change from the EAC Application of September 2009.  The AIK is available on the reports section of the company’s website.

On January 16th, the Company repeated the 2009 Feasibility Study Results.  The Feasibility Study used historical four-year average metal prices calculated as of January 12, 2009.  The current upward trend in metal prices has resulted in metals trading at prices that are currently higher than their respective four year average price with the exception of molybdenum, which is lower.  The Cdn to US dollar exchange rate has increased since the Feasibility Study.  Silver was not included in the financial analysis; however, there is an opportunity for improved economic performance if silver credits are received from the treatment and refining of the copper concentrate.  Metallurgical test-work to date has reported silver present in the concentrate.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

Anticipated Fiscal 2014 Work

On February 6, 2013, the Company released information to the public on the economic effects of the Morrison Copper/Gold Project.  The total Project expenditures during the life of the Project are estimated to be approximately $2.5 billion. The total tax revenue from construction and operations is estimated to be $317.3 million in federal, provincial and municipal taxes, which does not include Provincial Mineral Taxes.  This information is taken from the Environmental Assessment Certificate documentation prepared by the BCEAO (report dated August 21, 2012) for the Morrison Copper/Gold Project, and is available at the following link, in Table 10 (on page 109) and Table 11 (on page 111).

http://a100.gov.bc.ca/appsdata/epic/documents/p224/1349109655841_1ff0dffc5745a57aff5cecf9e76f0725433a5b85003d9c2116bbf658733375a8.pdf

On February 13th, the Company announced that it had retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation to advance litigation against the Province of British Columbia in connection with the refusal of the Government to issue an Environmental Assessment Certificate for the Morrison Copper/Gold Mine Project.

On April 4th, the Company announced that John J.L. Hunter has filed a petition with the Supreme Court of British Columbia on behalf of Pacific Booker Minerals Inc. to set aside the decision in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker Mineral Inc.’s application for an Environmental Assessment Certificate pursuant to the Environmental Assessment Act, SBC 2002, c 43 in connection with the Company’s proposal to construct and operate an open pit copper/gold mine (the Morrison Copper/Gold Project) near Morrison Lake in north-central British Columbia.  The petition is seeking the following relief:  a.)  an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.)  an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.)  costs; and d.)  such further and other relief as this Court considers just and appropriate.  A copy of the petition as filed with the court is available on the Company’s website on the reports page.

On April 17th, the Company announced that in March 2013, the Company, through its counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office (“EAO”), the Ministry of the Environment (“MOE”) and the Ministry of Energy, Mines, and Natural Gas (“MEM”) to access records under the Freedom of Information and Protection of Privacy Act.  The purpose of these requests was to obtain further information regarding the government's decision to deny Pacific Booker's application for an Environmental Assessment Certificate in connection with the proposed Morrison Copper/Gold Mine.  The first request, submitted on March 7, 2013, was for a copy of a report containing the recommendations of the Executive Director of the EAO, as submitted by the EAO to the MOE and the MEM on or about August 21, 2012 (as well as any subsequent or revised versions of the Recommendations).  The EAO provided a copy of the August 21, 2012 Executive Director's Recommendations as per the request.  In contrast, the MOE responded to the first request on April 8, 2013 and advised that no records were located in response to the request.  The Company has serious concerns with the MOE's response.  The EAO was under a statutory obligation pursuant to the Environmental Assessment Act to provide a copy of the August 21, 2012 Executive Director's Recommendations to the MOE.  The MOE's contention that it does not have a copy of the August 21, 2012 Executive Director's Recommendations raises questions about whether the Environmental Assessment Act has been complied with and whether the MOE has properly discharged its statutory duties to provide documents to the public in response to freedom of information requests.  Pacific Booker's second freedom of information request, submitted on March 20, 2013, was for: (1) all documents submitted by the EAO to the MOE and/or the MEM between August 1, 2012 and October 1, 2012; and (2) all documents relating to the denial of Pacific Booker’s application for an environmental assessment certificate.  On April 9, 2013, the MOE again advised the Company that no records were located in response to the request.

On April 18, 2013, the Information Access Operations of the provincial government sent a letter to Pacific Booker, through its legal counsel, which provided clarification regarding the Ministry of the Environment's (“MOE”) April 8 and April 9, 2013 responses to the Company's freedom of information requests.  As described in further detail in the news release issued by Pacific Booker on April 17, 2013, the MOE's April 8 and April 9, 2013 responses had stated the MOE had no records responsive to the Company's freedom of information requests.  The government's letter clarified the MOE's previous responses, as follows:  "This correspondence confirms that, for the purposes of [the Freedom of Information and Protection of Privacy Act], the Environmental Assessment Office is not considered a distinct public body separate from the Ministry of Environment.  That is to say, the file prefixes EAO and MOE are used for administrative purposes only.  While our correspondence on files MOE-2013-00069 and MOE-2013-00078 advised you that the Ministry of Environment had not located responsive records, it would have been more accurate to advise you that the records in the custody or control of the Environmental Assessment Office would include those sent to and received from the Minister’s Office and would continue to be processed under files EAO-2013-00014 and EAO-2013-00016."

On May 1, 2013, the Company announced that it had received a request made to Hunter Litigation Chambers by the Ministry of Justice for a period of time to respond to the petition.  The Company has agreed to May 31st as the date by which the Ministry of Justice is to respond.  The parties have also agreed to a hearing date in July.

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

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2014 will be CDN$250,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2013 & 2012.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 as of January 31, 2013.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2013, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2013 vs. Year Ended 1/31/2012

During the year, the Company continued work on the environmental assessment and permitting requirements on the Morrison project.

The net loss for the year ended January 31, 2013 was ($1,045,316), or ($0.09) per share, compared to a loss of ($3,788,641), or ($0.31) per share for the year ended January 31, 2012.  The reduced loss in the current year included a reduction in Share based payment expense (previously called Stock-based Compensation expense) to ($1,995,619) compared to ($2,877,142) in the prior year, with the reduction due to an decreased cost for stock options granted during the year; a gain from the settlement of the Rescan litigation in the amount of($1,800,000);  a reduction in Filing and transfer agent fees to ($70,049) from ($72,236) in the prior year due to an reduction in the TSX fee;  an increase in Directors fees to ($19,500) from ($18,500) in the previous year due to an increase in the number of meetings held;  an increase in Office rent to ($99,203) from ($91,705) in the previous year due to an increase in the rate of the existing lease agreement;  a reduction in Professional Fees to ($136,207) from ($238,895) due to less legal fees related the Rescan Civil claim; a decrease in Office and miscellaneous to ($63,708) from ($69,512) mostly due to a decrease in insurance costs and in the amounts paid for memberships; an increase in Shareholder information and promotion to ($117,617) from ($74,576) due to an increase in outside promotional assistance and media costs and providing financial assistance to the Lake Babine Nation in regards to the purchase of equipment for their salmon canning operation;  an increase in Travel costs to ($44,639) from ($43,860);  a decrease in Wages and Benefits to ($17,305) from ($29,324) mostly due to a decrease in in office staff and reduced costs related to the exercise of options by directors and employees;  a loss on foreign exchange of ($1,152) verses a gain of ($6,340). Investor relations fees, Travel and Telephone remained about the same as in Fiscal 2012.

Finance (previously called Interest) income for the year was $3,960 which was lower than the $11,390 recorded in the prior fiscal year due to the decrease in the amount of cash held during the current year.  All of the Company’s funds are held by the Company’s chartered bank in Canada, and all deposit certificates currently held are fully redeemable at any time, with the interest rates tied to the prime interest rate of the bank.

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

(l)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognized as an expense on a straight-line basis over the lease term.

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

TRANSITION TO IFRS

For all periods up to and including January 31, 2011, the Company prepared its financial statements in accordance with Canadian GAAP.  The financial statements for the year ended January 31, 2012 were the first annual financial statements the Company has prepared in accordance with IFRS as in effect as at January 31, 2012, as detailed in the accounting policies described in Note 3.  In preparing these financial statements, the Company's opening statement of financial position was prepared as at February 1, 2010, the Company's date of transition to IFRS.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2013, the end of the most recent fiscal year, was $1,931,734.  Subsequent to the year end through May 27, 2013, the Company has not issued any common shares pursuant to the exercise of stock options or the exercise of warrants.  However, on May 23, 2013, the Company announced a non-brokered private placement of 125,000 common stock units at a price of $4.00 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into one additional common share at a price of $4.00 per share in the first year and $5.00 per share in the second year. The placement is subject to regulatory approval, and the proceeds will be used for general working capital. Combined with the Company’s current working capital, the funds raised by the anticipated private placement and exercises of options are expected to be sufficient for the fiscal 2014 unless the Company does begin the planning and or construction phase of the Morrison project. Budgeted amounts of $250,000 for the ongoing work on the Morrison project and fiscal 2014’s estimated General and Administrative expenses of $3,500,000 (of which approximately $2,500,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2014, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2014 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2009	None	Nil	Nil	Nil

2010	None	Nil	Nil	Nil

2011	None	Nil	Nil	Nil

2012	None	Nil	Nil	Nil

2013	None	Nil	Nil	Nil

Year Ended January 31, 2013

The Company’s Working Capital as of January 31, 2013 was $1,931,734.  During the year, Operating Activities provided cash of ($949,824).  In addition to the fiscal year’s net loss of ($1,045,316), other non-cash charges included Share-based payments expense of ($1,995,619) and Amortization of ($13,319).  Changes in non-cash working capital items included decrease in Receivables of ($23,148), decrease in amounts owing to related parties of ($663), increase in Prepaids and Deposits of ($10,839), and decrease in Accounts Payable and Accrued Liabilities of ($25,444).  Investing Activities used cash of ($277,156), which included cash used for Deferred Exploration of ($276,507), and purchase of Equipment, Vehicles or Furniture of $649.  Financing Activities provided cash of $617,940, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 85,250 common shares. pursuant to the exercise of stock options for proceeds of $617,940.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2013 & 2012. The value of the Canadian Dollar in relationship to the US Dollar was $1.00 as of January 31, 2013.

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

The Company leases its Vancouver office, which runs through April 30, 2014.

Table No. 5

Contractual Obligations

As of February 1, 2013

Payments due by period

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$96,339	$78,044	$18,295	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 27, 2013 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 11, 2012, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	57	June 24, 2005
William Deeks	80	March 17, 1997
Mark Gulbrandson	60	June 24, 2005
John J. Plourde	69	December 30, 1999
Dr. Dennis Simmons	61	November 29, 2006
Erik Tornquist	65	June 24, 2005
William F. Webster	69	June 24, 2005

Table No. 7 lists, as of May 27, 2013, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Gregory Anderson, who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Gregory Anderson	President and CEO	57	June 24, 2005
Ruth Swan	Chief Financial Officer	56	April 20, 2006

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

At the Company’s Annual General Meeting of Shareholder’s held on June 11, 2012, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2012 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson CEO, President and Director	2013 2012 2011	None None None	25,000 128,400 49,400	None None None	$120,086 (1) $118,804 (1) $123,864 (1)

William Deeks Chairman and Director	2013 2012 2011	None None None	25,000 101,500 49,400	$5,000 $5,000 $3,000	None None None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2013 2012 2011	None None None	16,200 71,827 14,900	N/A N/A N/A	$ 30,188 (2) $ 30,893 (2) $ 31,913 (2)

John Plourde, Director	2013 2012 2011	None None None	50,000 136,800 49,400	None None None	$132,000 (3) $132,000 (3) $132,000 (3)

Mark Gulbrandson, Director	2013 2012 2011	None None None	25,000 101,500 49,400	$4,500 $5,000 $3,000	None None None

Dr. Dennis Simmons, Director	2013 2012 2011	None None None	25,000 201,500 49,400	$5,000 $3,500 $3,000	None None None

Erik Tornquist, Director	2013 2012 2011	None None None	55,000 136,800 49,400	None None None	$ 96,000 (4) $ 96,000 (4) $ 96,000 (4)

William Webster, Director	2013 2012 2011	None None None	25,000 101,500 49,400	$5,000 $5,000 $3,500	None None None

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

No funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has no employees and 2 executive officers.

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

Table No. 9 lists, as of May 6, 2013, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Gregory Anderson (1)	467,229	3.71%
Common	Ruth Swan (2)	138,065	1.11%
Common	William Deeks (3)	400,245	3.19%
Common	Mark Gulbrandson (4)	437,902	3.49%
Common	John Plourde (5)	860,079	6.82%
Common	Dennis Simmons (6)	716,674	5.66%
Common	Erik Tornquist (7)	502,660	3.98%
Common	William Webster (8)	319,460	2.54%

	Total Directors/Officers	3,842,314	26.55%

(1)

Of these shares, 302,800 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested.

(2)

Of these shares, 114,857 represent currently exercisable share purchase options. An additional 8,100 options have been granted but not yet vested.

(3)

Of these shares, 253,400 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested.

(4)

Of these shares, 253,400 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested.

(5)

Of these shares, 323,700 represent currently exercisable share purchase options. An additional 25,000 options have been granted but not yet vested.

(6)

Of these shares, 353,400 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested.

(7)

Of these shares, 326,200 represent currently exercisable share purchase options. An additional 27,500 options have been granted but not yet vested.

(8)

Of these shares, 253,400 represent currently exercisable share purchase options. An additional 12,500 options have been granted but not yet vested.

.

#   Based upon 12,286,539 shares outstanding as of May 6, 2013 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 5 committees.  These are the Audit and Finance Committee, the Corporate Governance Committee, the Disclosure Committee, the Compensation Committee and the Independent Directors Committee.

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

The Independent Directors Committee  has the responsibility for reviewing the activities and conduct of management directors and other committees; issuing recommendations to management in regards to matters of concern on behalf of the shareholders and performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation  The Independent Directors Committee currently consists of William Deeks, Mark Gulbrandson, Dennis Simmons, and William Webster.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 6, 2013, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	860,079	6.82%
Common	Dennis Simmons (2)	716,674	5.66%

(1)

Of these shares, 323,700 represent currently exercisable share purchase options.  An additional 25,000 options have been granted but not yet vested.

(2)

Of these shares, 353,400 represent currently exercisable share purchase options.  An additional 12,500 options have been granted but not yet vested.

Based on 12,286,539 shares outstanding as of May 6, 2013 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, President, CEO and Director, was paid $120,086 in fiscal 2013 (2012 - $118,804; 2011 - $123,864) for investor relations activities.

Erik Tornquist, Director, was paid $96,000 in fiscal 2013 (2012 - $96,000; 2011 - $96,000) for consulting services on the Morrison Project.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $Nil in fiscal 2013 (2012 - $312; 2011 - $1,092) as an Administrative Assistant.

John Plourde, Director, was paid $132,000 in fiscal 2013 (2012 - $132,000; 2011 - $132,000) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2013.

Item 9.  Offer and Listing of Securities

As of January 31, 2013, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,286,539 common shares issued and outstanding as of May 27, 2013.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2013, the shareholders' list for the Company's common shares showed 82 registered shareholders, including depositories, and 12,286,539 shares issued and outstanding.  Of the total shareholders, 50 are resident in Canada holding 8,418,895 common shares representing 60.98% of the total shares outstanding; 32 shareholders are resident in the United States holding 3,867,644, or 39.02% of the total shares outstanding; and no shareholders are resident in other nations.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”, and on the NYSE MKT Exchange in New York, New York, under the symbol “PBM”.  The CUSIP number is 69403R108.

Table No. 11a lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years.  There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

- Sales -
Canadian Dollars
Period	High	Low	Close

April 2013	$ 5.13	$ 4.17	$ 4.36
March 2013	$ 5.25	$ 4.13	$ 4.31
February 2013	$ 5.31	$ 4.06	$ 4.12
January 2013	$ 6.45	$ 4.50	$ 5.50
December 2012	$ 7.50	$ 5.05	$ 6.30
November 2012	$ 8.54	$ 3.71	$ 6.58

Three Months Ended 4/30/13	$ 5.31	$ 4.06	$ 4.36
Three Months Ended 1/31/13	$ 8.54	$ 3.71	$ 5.50
Three Months Ended 10/31/12	$ 14.95	$ 2.80	$ 4.00
Three Months Ended 7/31/12	$ 13.89	$ 10.66	$ 12.74

Three Months Ended 4/30/12	$ 15.00	$ 8.11	$ 11.05
Three Months Ended 1/31/12	$ 9.59	$ 7.60	$ 9.25
Three Months Ended 10/31/11	$ 10.00	$ 7.10	$ 8.50
Three Months Ended 7/31/11	$ 8.65	$ 6.90	$ 8.53

Three Months Ended 4/30/11	$ 9.30	$ 7.21	$ 7.50
Three Months Ended 1/31/11	$ 10.12	$ 8.40	$ 9.05
Three Months Ended 10/31/10	$ 9.25	$ 7.06	$ 9.20
Three Months Ended 7/31/10	$ 8.75	$ 6.85	$ 7.66

Three Months Ended 4/30/10	$ 10.00	$ 5.80	$ 8.70
Three Months Ended 1/31/10	$ 8.28	$ 6.06	$ 6.75
Three Months Ended 10/31/09	$ 8.45	$ 5.74	$ 8.20
Three Months Ended 7/31/09	$ 6.99	$ 5.01	$ 6.26

Fiscal Year Ended 1/31/13	$ 14.95	$ 2.80	$ 5.50
Fiscal Year Ended 1/31/12	$ 10.00	$ 6.90	$ 9.25
Fiscal Year Ended 1/31/11	$ 10.12	$ 5.80	$ 9.05
Fiscal Year Ended 1/31/10	$ 8.45	$ 5.01	$ 6.75
Fiscal Year Ended 1/31/09	$ 11.10	$ 3.23	$ 6.70

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (formerly the NYSE Amex) for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years

Table No. 11b

NYSE MKT Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

April 2013	$ 4.95	$ 4.15	$ 4.19
March 2013	$ 5.16	$ 3.95	$ 4.29
February 2013	$ 5.28	$ 3.99	$ 4.00
January 2013	$ 6.48	$ 4.67	$ 5.35
December 2012	$ 7.45	$ 5.00	$ 6.20
November 2012	$ 8.96	$ 3.75	$ 6.76

Three Months Ended 4/30/13	$ 5.28	$ 3.95	$ 4.19
Three Months Ended 1/31/13	$ 8.96	$ 3.75	$ 5.35
Three Months Ended 10/31/12	$ 15.30	$ 2.95	$ 3.98
Three Months Ended 7/31/11	$ 14.10	$ 10.18	$ 12.45

Three Months Ended 4/30/12	$ 15.40	$ 8.12	$ 11.44
Three Months Ended 1/31/12	$ 9.23	$ 7.45	$ 9.11
Three Months Ended 10/31/11	$ 10.10	$ 6.98	$ 8.55
Three Months Ended 7/31/11	$ 10.25	$ 7.20	$ 9.05

Three Months Ended 4/30/11	$ 9.27	$ 7.60	$ 7.91
Three Months Ended 1/31/11	$ 10.75	$ 8.30	$ 9.00
Three Months Ended 10/31/10	$ 9.00	$ 6.66	$ 8.94
Three Months Ended 7/31/10	$ 8.45	$ 6.40	$ 7.50

Three Months Ended 4/30/10	$ 9.90	$ 5.07	$ 8.61
Three Months Ended 1/31/10	$ 7.75	$ 5.94	$ 6.28
Three Months Ended 10/31/09	$ 9.50	$ 3.97	$ 7.63
Three Months Ended 7/31/09	$ 6.00	$ 4.25	$ 6.00

Fiscal Year Ended 1/31/13	$ 15.40	$ 2.95	$ 5.35
Fiscal Year Ended 1/31/12	$ 10.25	$ 7.20	$ 9.11
Fiscal Year Ended 1/31/11	$ 10.75	$ 5.07	$ 9.00
Fiscal Year Ended 1/31/10	$ 9.50	$ 3.97	$ 6.28
Fiscal Year Ended 1/31/09	$ 11.00	$ 2.20	$ 5.61

Table No. 12 lists, as of May 27, 2013, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
No Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

United States Market

The Company’s common shares trade on the NYSE MKT Exchange (formerly the NYSE Amex) under the symbol “PBM”. The shares began trading on the exchange on August 8, 2007.

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

In August 2010, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputes.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  During the fiscal year ended January 31, 2012, Rescan submitted an amended response to the counterclaim.  Substantially all of the outstanding invoice amounts claimed by Rescan were paid into trust with the Company's solicitors pending resolution of this claim.  During the fiscal year ended January 31, 2013, all actions in this matter have been resolved.

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

During Fiscal 2013, ended January 31, 2013, the Company issued no common shares pursuant to the exercise of warrants, and issued 85,250 common shares pursuant to the exercise of stock options for proceeds of $617,940.  There were no private placements completed during Fiscal 2013.

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

At the Company’s Annual and Extra-Ordinary Meeting held on June 11, 2012, Shareholders approved a new Stock Option Plan dated 2012 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,443,258 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 27, 2013, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, President, CEO and Director	92,500 20,000 49,400 76,800 51,600 25,000	92,500 20,000 49,400 76,800 51,600 12,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

Ruth Swan, Chief Financial Officer	10,030 10,000 14,900 61,827 10,000 16,200	10,030 10,000 14,900 61,827 10,000 8,100	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

John Plourde, Director	92,500 20,000 49,400 76,800 60,000 50,000	92,500 20,000 49,400 76,800 60,000 25,000	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

William Deeks, Director	70,000 20,000 49,400 49,900 51,600 25,000	70,000 20,000 49,400 49,900 51,600 12,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

Mark Gulbrandson, Director	70,000 20,000 49,400 49,900 51,600 25,000	70,000 20,000 49,400 49,900 51,600 12,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

Dennis Simmons, Director	70,000 20,000 49,400 149,900 51,600 25,000	70,000 20,000 49,400 149,900 51,600 12,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

Erik Tornquist, Director	92,500 20,000 49,400 76,800 60,000 55,000	92,500 20,000 49,400 76,800 60,000 27,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

William Webster, Director	70,000 20,000 49,400 49,900 51,600 25,000	70,000 20,000 49,400 49,900 51,600 12,500	$ 7.81 $ 5.75 $ 7.70 $ 7.44 $ 7.40 $12.73	June 23, 2013 July 13, 2014 June 30, 2017 May 16, 2018 June 20, 2018 July 26, 2019

Total Officers and Directors (8 persons)	2,304,257
Total Employees and Consultants (4 persons)	72,250
Total Officers/Directors/Employees And Consultants	2,376,507

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2012 Stock Option Plan dated June 11, 2012

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2012 Stock Option Plan, which has been filed as an exhibit to this 20-F Annual Report.

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

Statement by Experts

Not Applicable.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s Executive Office located at #1103 – 1166 Alberni Street, Vancouver, British Columbia.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as January 31, 2013.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2013, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and, based upon the report of the Company's Independent Public Accounting Firm as included below, concluded that such internal control over financial reporting was not effective as of January 31, 2013.

The following represent material weaknesses in the Company's Internal Controls over Financial Reporting:

▪

There were elements in the control environment of Company that have not been fully implemented or did not operate effectively.

▪

Lack of segregation of duties due to the small number of personnel tasked with general administrative duties and financial matters;

▪

A deficiency in access controls to the Company's information systems.

To remedy these identified weaknesses, the Board of Directors approved entry level policies in March 2013. However, certain deficiencies are expected to continue until such a time as the Company adds additional personnel and upgrades its information systems.

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

Attestation Report of the Registered Accounting Firm.

The attestation report of MNP LLP, the Company's independent registered public accounting firm, dated May 27, 2013, is included on page 103 of this Form 20-F Annual Report.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company’s Audit Committee currently consists of four members, all of whom are financially literate.  William F. Webster meets the requirements of “audit committee financial expert.  Mr. Webster is “Independent” as defined by the rules of the NYSE MKT Exchange.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP (formerly known as Meyers Norris Penny LLP), Chartered Accountants, for Fiscal 2013, 2012, and 2011.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2013	Fiscal Year Ended January 31, 2012	Fiscal Year Ended January 31, 2011

Audit Fees	$ 30,500	$ 38,000	$ 38,000
Audit Related Fees	14,000	12,000	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	4,059	Nil
Total	$ 44,500	$ 54,059	$ 38,000

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant's Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

There are no significant differences between the Company's corporate governance practices and those followed by United States domestic companies under the listing standards of the NYSE MKT.

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2013 & 2012.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 27, 2013

Balance Sheets at January 31, 2013 and January 31, 2012

Statements of Operations for the years ended January 31, 2013, 2012, and 2011.

Statements of Cash Flows for the years ended January 31, 2013, 2012, and 2011.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated June 11, 2012 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2013

Contents	Page #
Management’s Responsibility for Financial Reporting	3
Auditor’s Report	4 to 6
Statements of Financial Position	7
Statements of Comprehensive Loss	8
Statements of Changes in Equity	9
Statements of Cash Flows	10
Notes to the Financial Statements	11 to 32

- 100 -

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

Management believes that there are no material uncertainties that may cast significant doubt about the company’s ability to continue as a going concern.  Material uncertainties related to events or conditions that may cast significant doubt about the ability of the company to continue as a going concern have been identified by the directors, but the going concern basis remains appropriate.  We draw attention to Note 2 (b) in the financial statements which discusses the Company’s ability to continue as a going concern.

May 27, 2013

“Gregory R. Anderson”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholder(s) of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc, which comprise the statements of financial position as at January 31, 2013 and 2012, and the statements of comprehensive loss, changes in equity and cash flows for the years ended January 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and Public Company Accounting Oversight Board (United States) auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years ended January 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pacific Booker Mineral Inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2013 expressed an adverse opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2b to these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 2b, raise substantial doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2b.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

May 27, 2013 Vancouver, British Columbia	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pacific Booker Minerals Inc. (the “Company”):

We have audited the Company's internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the internal control over financial reporting as of January 31, 2013 is not considered effective due to the following material weaknesses:

•

There were elements in the control environment of the Company that have not been fully implemented or did not operate effectively as of January 31, 2013.  The Board of Directors approved the entity level policies in March 2013.

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

May 27, 2013 Vancouver, BC	Chartered Accountants

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	January 31, 2013	January 31, 2012

ASSETS

Current assets
Cash and cash equivalents	$ 1,937,979	$ 647,371
Receivables	14,856	38,004
Prepaid expenses and deposits	50,240	39,401

	2,003,075	724,776

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	23,917,524	23,797,860
Equipment, vehicles and furniture (Note 7)	29,146	41,837
Reclamation deposits	123,600	123,600

Total assets	$ 30,905,845	$ 29,520,573

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 49,699	$ 232,007
Amounts owing to related parties (Note 10)	21,642	22,305

	71,341	254,312

Shareholders' equity
Share Capital (Note 8)	49,594,704	48,727,168
Contributed surplus (Note 8)	10,332,522	8,586,499
Deficit	(29,092,722)	(28,047,406)

	30,834,504	29,266,261

Total liabilities and shareholders’ equity	$ 30,905,845	$ 29,520,573

Approved by the Board of Directors and authorized for issue on May 27, 2013:

“William G. Deeks”	“Gregory R. Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	2013	2012	2011

OPERATING EXPENSES
Consulting fees	$ -	$ 600	$ -
Consulting fees - Share based payments (Note 8)	445,039	484,233	226,680
Depreciation	13,319	20,007	29,115
Directors fees	19,500	18,500	12,500
Directors fees - Share based payments (Note 8)	873,060	1,439,826	551,388
Filing and transfer agent fees	70,049	72,236	66,360
Foreign exchange (gain)loss	1,152	(6,340)	7,102
Finance income	(3,960)	(11,390)	(14,610)
Gain on settlement of litigation (Note 17)	(1,800,000)	-	-
Investor relations – related party (Note 10)	252,086	250,804	255,864
Investor relations fees - Share based payments (Note 8)	541,597	749,746	277,715
Loss on disposal of fixed asset	-	1,059	-
Office and miscellaneous	63,708	69,512	81,822
Office rent	99,203	91,705	85,487
Professional fees (Note 10)	136,207	238,895	313,395
Professional fees - Share based payments (Note 8)	131,055	192,403	43,421
Shareholder information and promotion	117,617	74,576	85,949
Telephone	18,872	18,151	17,542
Travel	44,639	43,860	46,250
Wages and benefits	17,305	29,324	28,734
Wages and benefits - Share based payments (Note 8)	4,868	10,934	5,201

Loss from operations	(1,045,316)	(3,788,641)	(2,119,915)

Income tax expense (Note 12)	-	-	-

Loss and comprehensive loss for the year	(1,045,316)	(3,788,641)	(2,119,915)

Basic and diluted loss per share (Note 9)	$ (0.09)	$ (0.31)	$ (0.18)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2010	11,640,289	$ 45,489,248	$ 5,314,122	$ (22,138,850)	$ 28,664,520
Exercise of stock options	380,000	1,564,000	-	-	1,564,000
Share based payments	-	314,357	790,048	-	1,104,405
Loss for the year	-	-	-	(2,119,915)	(2,119,915)

Balance, January 31, 2011	12,020,289	$ 47,367,605	$ 6,104,170	$ (24,258,765)	$ 29,213,010
Exercise of stock options	181,000	964,750	-	-	964,750
Share based payments	-	394,813	2,482,329	-	2,877,142
Loss for the year	-	-	-	(3,788,641)	(3,788,641)

Balance, January 31, 2012	12,201,289	$ 48,727,168	$ 8,586,499	$ (28,047,406)	$ 29,266,261
Exercise of stock options	85,250	617,940	-	-	617,940
Share based payments	-	249,596	1,746,023	-	1,995,619
Loss for the year	-	-	-	(1,045,316)	(1,045,316)

Balance, January 31, 2013	12,286,539	$ 49,594,704	$ 10,332,522	$ (29,092,722)	$ 30,834,504

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,045,316)	$ (3,788,641)	$ (2,119,915)
Items not affecting cash:
Depreciation	13,319	20,007	29,115
Share based payments	1,995,619	2,877,142	1,104,405

Changes in non-cash working capital items:
(Increase) decrease in receivables	23,148	33,224	12,919
(Increase) decrease in prepaids and deposits	(10,839)	1,089	(8,035)
Increase (decrease) in accounts payable and accrued liabilities	(25,444)	(8,248)	11,668
Increase (decrease) in amounts owing to related parties	(663)	(5,024)	4,713

Net cash provided by/(used in) operating activities	949,824	(870,451)	(965,130)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	617,940	964,750	1,564,000

Net cash provided by financing activities	617,940	964,750	1,564,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(276,507)	(1,248,137)	(2,137,956)
Purchase of equipment, vehicles or furniture	(649)	-	(4,238)
Disposal of vehicle	-	1,559	-

Net cash used in investing activities	(277,156)	(1,246,578)	(2,142,194)

Change in cash and cash equivalents during the year	1,290,608	(1,152,279)	(1,543,324)

Cash and cash equivalents, beginning of year	647,371	1,799,650	3,342,974

Cash and cash equivalents, end of year	$ 1,937,979	$ 647,371	$ 1,799,650

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited. On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1702 - 1166 Alberni Street, Vancouver, British Columbia, Canada. Effective May 2013, the Company’s corporate office will be located at #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada. The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations and financial position under IFRS as at and for years ended January 31, 2013, 2012 and 2011.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2013 and the results of its operations and cash flows for the year then ended have been made.

The significant accounting policies applied in these annual financial statements are based on IFRS issued and outstanding on May 27, 2013, the date on which the Board of Directors approved the annual financial statements.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  Without a producing property, the Company does not have a current source of revenue from operations.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The Company is taking measures to reduce corporate overhead and, subsequent to fiscal year end, has announced a private placement.  However, neither of these are necessary for the Company to meet its current obligations.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

There are uncertainties related to events that give rise to substantial doubt as to whether or not the Company can continue as a going concern.  The Company's initial application for a British Columbia Environment Assessment Certificate, a necessary, but not the only, step in the process of the development of the Morrison property was denied.  The Company has petitioned the British Columbia Supreme Court to set aside this decision.

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

	January 31, 2013	January 31, 2012	January 31, 2011

Working capital	$ 1,931,734	$ 470,464	$ 1,528,588
Loss for the year	(1,045,316)	(3,788,641)	(2,119,915)
Deficit	(29,092,722)	(28,047,406)	(24,258,765)

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

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At January 31, 2013, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(v)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

The Company has determined that it has no restoration obligations as at January 31, 2013.

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

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2013 do not include the nil (2012 – nil) warrants outstanding and the 2,376,507 (2012 – 2,198,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

(i)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Income taxes (cont’d)

(i)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

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

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(j)

Financial instruments

All financial instruments must be recognised, initially, at fair value on the statement of financial position.  The Company has classified each financial instrument into the following categories: “fair value through profit and loss” (“FVTPL”), “loans and receivables,” and “other liabilities”.  Subsequent measurement of the financial instruments is based on their respective classification.  Unrealized gains and losses on held for trading instruments are recognised in earnings.  The other categories of financial instruments are recognised at amortized cost using the effective interest method.  The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL
Reclamation deposit	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Due to related parties	Other liabilities

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of reclamation deposits and due from related parties.

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

Other financial liabilities include accounts payable and accrued liabilities, and amounts owing to related parties.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)

Financial instruments and risk management

i)

Financial instrument classification and measurement

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2013 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash is quoted in active markets.  The Company classifies the fair value of these transactions according to the following hierarchy:

•

Level 1 – quoted prices in active markets for identical financial instruments.

•

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1.

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(m)

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

(n)

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

(o)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2013.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

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

Morrison claims, Canada	2013	2012	2011

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

5.

MINERAL PROPERTY INTERESTS (cont’d)

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

The Company started exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.  The first certificates required are the Environmental Assessment Certificates from the Province of British Columbia and the Government of Canada.  The British Columbia Environmental Assessment Office’s Environmental Assessment report concluded that there were no significant adverse environmental effects and that the Company had adequately and reasonably addressed all the issues raised by government agencies, First Nations and the public.  The Canadian Environmental Assessment Agency (“CEAA”) has produced a draft Comprehensive Study Report that concludes that the proposed Project “is not likely to cause significant adverse environmental effects.”

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

On October 1, 2012, the Company was advised that it had been denied the BC Environmental Assessment Certificate.  The information bulletin published by the Environmental Assessment Office and the Ministry of Environment on October 1, 2012, stated that "in making their decision to refuse to issue a certificate, the Ministers determined that the potential long term risks of the project outweighed the potential benefits to the Province”.  Subsequent to the end of the period, the Company filed a petition with the Supreme Court of BC asking to have the British Columbia decision set aside on the basis that the Ministers’ decision to deny the application for the Certificate was unauthorized or otherwise invalid, failed to comport with the requirements for procedural fairness, was a abuse of discretion, was unreasonable and breached the Company’s legitimate expectations as to the procedure to be followed in assessing its application.  The Ministry of Justice requested a period of time by which to respond to the petition and the Company agreed to May 31 as the date by which the Ministry of Justice is to respond. The parties have also agreed to a hearing date in July. At this time, the final outcome of the petition is not known.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2013	2012	2011

Balance, beginning of year	$ 23,797,860	$ 22,664,614	$ 20,788,465

Exploration and evaluation costs
Additions
Depreciation	21	305	830
Staking and recording	-	-	833
Supplies and camp	18,195	18,195	18,392
Community consultation
Geological and geophysical	20	153	234
Sub-contracts and labour	4,650	20,625	19,575
Supplies and general	-	-	4,411
Travel	-	-	2,254
Environmental
Assays	22,524	65,900	90,018
Geological and geophysical	110,181	662,632	1,000,313
Promotion and education	-	766	4,796
Sub-contracts and labour	-	675	11,440
Supplies and general	123	22,272	104,328
Travel	706	2,527	7,408
Metallurgical
Assays	600	600	450
Geological and geophysical	11,010	11,630	6,100
Scoping/Feasibility study
Assays	-	-	10,064
Drilling	-	-	151,284
Geological and geophysical	(182,466)	7,500	18,583
Promotion and education	684	-	-
Staking and recording	-	-	520
Sub-contracts and labour	36,998	223,034	317,301
Sub-contracts and labour - related parties	96,000	96,000	96,000
Supplies and general	418	432	3,519
Travel	-	-	7,496

Total Exploration and evaluation costs for the year	$ 119,664	$ 1,133,246	$ 1,876,149

Balance, end of year	$ 23,917,524	$ 23,797,860	$ 22,664,614

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2012	Additions for year	Disposals for year	Balance January 31, 2013

Trailers
Value at Cost	$25,000	$-	$-	$25,000
Accumulated Depreciation	(24,929)	(21)	-	(24,950)
Net book value	$71	$(21)	$-	$50

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(39,282)	(8,411)	-	(47,693)
Net book value	$28,038	$(8,411)	$-	$19,627

Office furniture and equipment
Value at Cost	$50,528	$-	$-	$50,528
Accumulated Depreciation	(45,153)	(1,075)	-	(46,228)
Net book value	$5,375	$(1,075)	$-	$4,300

Computer equipment
Value at Cost	$88,283	$649	$-	$88,932
Accumulated Depreciation	(79,930)	(3,833)	-	(83,763)
Net book value	$8,353	$(3,184)	$-	$5,169

Totals	$41,837	$(12,691)	$-	$29,146

	Balance February 1, 2011	Additions for year	Disposals for year	Balance January 31, 2012

Trailers
Value at Cost	$25,000	$-	$-	$25,000
Accumulated Depreciation	(24,899)	(30)	-	(24,929)
Net book value	$101	$(30)	$-	$71

Automobile
Value at Cost	$80,160	$-	$(12,840)	$67,320
Accumulated Depreciation	(38,271)	(12,292)	11,281	(39,282)
Net book value	$41,889	$(12,292)	$(1,559)	$28,038

Office furniture and equipment
Value at Cost	$50,528	$-	$-	$50,528
Accumulated Depreciation	(43,809)	(1,344)	-	(45,153)
Net book value	$6,719	$(1,344)	$-	$5,375

Computer equipment
Value at Cost	$88,283	$-	$-	$88,283
Accumulated Depreciation	(73,284)	(6,646)	-	(79,930)
Net book value	$14,999	$(6,646)	$-	$8,353

Totals	$63,708	$(20,312)	$(1,559)	$41,837

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

During the year ended January 31, 2013, 85,250 stock options (2012 - 181,000; 2011 - 380,000) with an exercise price of $7.25 (2012 - $5.33; 2011 - $4.12) were exercised for total proceeds of $617,940 (2012 - $964,750; 2011 - $1,564,000).

Stock option transactions are summarized as follows:

	2013		2012		2011
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,198,057	$ 7.44	2,008,057	$ 8.02	2,000,357	$ 7.34
Granted	266,200	12.73	1,014,827	7.42	387,700	7.70
Cancelled	(2,500)	7.40	(558,827)	10.40	-	-
Exercised	(85,250)	7.25	(181,000)	5.33	(380,000)	4.12
Expired	-	5.81	(85,000)	5.81	-	-

Outstanding, end of year	2,376,507	$ 8.04	2,198,057	$ 7.44	2,008,057	$ 8.02

Options exercisable, end of year	2,084,994	$ 7.71	1,340,511	$ 7.44	1,741,994	$ 8.09

Weighted average fair value per option granted		$ 5.28		$ 3.48		$ 3.52

Weighted average remaining life of outstanding options granted in years		4.15		4.46		2.71

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Stock options (cont’d)

The following stock options were outstanding at January 31, 2013:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

583,530	583,530	$ 7.81	June 23, 2013
160,000	160,000	$ 5.75	July 13, 2014
365,700	365,700	$ 7.70	June 30, 2017
603,077	527,689	$ 7.44	May 16, 2018
398,000	348,250	$ 7.40	June 20, 2018
266,200	99,825	$ 12.73	July 26, 2019

Share based payment expense

The fair value of stock options granted during the year ended January 31, 2013 was $1,406,473 (2012 – $3,530,914; 2011 - $1,364,869) which will be recognized as share based payments over their vesting periods.

Total share based payments recognized during the year ended January 31, 2013 was $1,995,619 (2012 – $2,877,142; 2011 - $1,104,405) which has been recorded in the statements of operations as Share based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2013	2012	2011

Risk-free interest rate	1.16%	2.36%	2.32%
Expected life of options	5 years	5 years	3 years
Annualized volatility	46.59%	53.15%	49.98%
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding at January 31, 2013, 2012 and 2011.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2013 do not include the nil (2012 – nil; 2011 - nil) warrants outstanding and the 2,376,507 (2012 – 2,198,057; 2011 - 2,008,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2013	2012	2011

Basic and diluted loss per common share	$ (0.09)	$ (0.31)	$ (0.18)

Weighted average number of common shares outstanding	12,246,029	12,129,481	11,799,679

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

		2013			2012			2011
Paid to a:		Amounts paid or payable	Share based payment	Owed at year end	Amounts paid or payable	Share based payment	Owed at year end	Amounts paid or payable	Share based payment	Owed at year end

director for investor relations		$ 120,086	$ 220,115	$ 5,733	$ 118,804	$ 364,665	$ 5,350	$ 123,864	$ 138,858	$ 6,406
director for investor relations		132,000	321,482	9,417	132,000	385,081	9,454	132,000	138,858	12,023
director for consulting services	(a)	96,000	340,151	4,619	96,000	385,080	4,621	96,000	138,858	4,480
spouse of a director	(b)	-	4,868	-	312	12,390	-	1,092	225	-
officer of the company	(c)	30,188	131,055	1,873	30,893	192,403	1,151	31,913	43,420	3,057
owed to a director for expenses		-	-	-	-	-	1,729	-	-	1,363

		$ 378,274	$ 1,017,671	$ 21,642	$ 378,009	$ 1,339,619	$ 22,305	$ 384,869	$ 460,219	$ 27,329

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as consulting fees.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as Wages.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel includes Directors and Executives of the Company.  The compensation paid or payable to key management personnel is as follows:

	2013	2012

Remuneration or fees	$ 397,774	$ 396,197
Share-based payments	1,885,863	2,767,055

Total compensation paid to key management personnel	$ 2,283,637	$ 3,163,252

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2013	2012	2011

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 1,645	$ 158,509	$ 273,705
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000	$ 4,000
recorded depreciation expense on property and equipment as Exploration and evaluation assets	$ 21	$ 305	$ 830

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The difference between the “expected” income tax expense and the actual income tax provision are summarized as follow:

	2013	2012	2011

Loss before income taxes	$ (1,045,316)	$ (3,788,641)	$ (2,119,915)
Canadian statutory income tax rate	25.0%	26.4%	28.3%
Computed “expected” income tax expense	(261,329)	(1,000,201)	(552,050)

Differences resulting from:
Share based payments	498,905	759,565	264,661
Other non-deductible items	5,424	3,610	3,352
Change in enacted rate	-	10,826	34,262
Expiry of loss carryforwards	-	-	78,775
Increase/(decrease) in deferred tax assets not recognized	(243,000)	226,200	171,000

Provision for income taxes	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

12.

INCOME TAXES (cont’d)

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2013	2012	2011
Deferred tax assets-Canada

Non-capital loss carry forwards	$ 1,745,000	$ 1,518,000	$ 1,298,000
Mineral property interests and deferred exploration costs	1,272,000	1,723,000	1,723,000
Property and equipment	28,000	47,000	41,000

Total deferred tax asset not recognized	$ 3,045,000	$ 3,288,000	$ 3,062,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2015	$ 438,676
2026	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383

Total	$ 6,981,599

Deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The annual lease commitment under the lease is as follows:

Year ending January 31,	Amount

2014	$ 78,044
2015	18,295

Total	$ 96,339

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2013 was $67,318 (2012 – $61,973; 2011 - $58,213).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2013, 2012 and 2011, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents and accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

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

As at January 31, 2013, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2013.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2013 and 2012

17.

CONTINGENCY

During the fiscal year ended January 31, 2011, the Company was served with a Notice of Civil Claim by Rescan Environmental Services Ltd. (Rescan).  The claim stems from Rescan’s demand for payment of $191,997.54 in outstanding invoices, which the Company disputed.  The Company filed its Response to the Notice of Civil Claim served by Rescan in September 2010.  The Company also filed a Counterclaim against Rescan seeking damages for professional negligence, misrepresentation, and breach of contract.  During the fiscal year ended January 31, 2012, Rescan submitted an amended response to the counterclaim.  In May 2012, the Company announced that this litigation had been resolved.

18.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the Company has not issued any common shares or granted any options.  On May 23, the Company announced a private placement for 125,000 shares at a price of $4.00 per share with a warrant to purchase one-half of one share, exercisable at a price of $4.00 per share for the first year and $5.00 per share for the second year.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated:  May 30, 2013

Signed:   /s/ Gregory Anderson

Gregory Anderson,

President and CEO

