Form 20-F/A
period 2013-01-31
Pacific Booker Minerals Inc.
filed 2013-06-27
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment No. 1

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

- 100 -

Management’s Responsibility

To the Shareholders of Pacific Booker Minerals Inc.

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and ensuring that all information in the annual report is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

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

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Pacific Booker Minerals Inc.  The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of Pacific Booker Minerals Inc.’s external auditors.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

Management believes there are no material uncertainties that may cast significant doubt about the company’s ability to continue as a going concern.  Material uncertainties related to events or conditions that may cast significant doubt about the ability of the company to continue as a going concern have been identified by the directors, but the going concern basis remains appropriate.  We draw attention to Note 2 (b) in the financial statements which discusses the Company’s ability to continue as a going concern.

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

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2013 and 2012, and its financial performance and its cash flows for the years ended January 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated:  June 24, 2013

Signed:   /s/ "Gregory Anderson"

Gregory Anderson,

President and CEO

