Form 20-F
period 2014-01-31
Pacific Booker Minerals Inc.
filed 2014-05-30
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.    12,358,039

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐     No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐

Accelerated filer  ☒

Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☐

by the International Accounting Standards Board ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒ N/A  ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Pacific Booker is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 101

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Chairman and Director	2773 Coyote Place, Millers Pond Whistler, B.C. V0N 1B2

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	7608 East Cliff Rose Trail, Gold Canyon, AZ 85218

Erik Tornquist	Director	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Mark Gulbrandson	Director	P.O. Box 240299 Apple Valley, MN 55124

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

The Company’s auditor for the fiscal years of 2014, 2013 and 2012 was MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

The Company’s legal advisor is Brian E. Abraham, Q.C., of Dentons Canada LLP, 250 Howe Street 20th Floor, Vancouver, British Columbia  V6C 3R8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2014, 2013 and 2012 ended January 31 were derived from the financial statements audited by MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2011 and 2010 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2a is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2014, 2013, 2012 and 2011.

Table No. 2a

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year
	Ended	Ended	Ended	Ended
	1/31/14	1/31/13	1/31/12	1/31/11

Revenue	$0	$0	$0	$0
Net Income (Loss)	($4,205)	($1,045)	($3,789)	($2,120)
Net Income (Loss) Per Share	($0.34)	($0.09)	($0.31)	($0.18)
Dividends Per Share	$0	$0	$0	$0
Wtg. Avg. Shares (000)	12,327	12,246	12,129	11,780
Working Capital	$1,160	$1,932	$470	$1,529
Mineral Properties	$28,931	$28,750	$28,630	$27,497
Long-Term Debt	Nil	Nil	Nil	Nil
Shareholder’s Equity	$30,234	$30,835	$29,266	$29,213
Total Assets	$30,288	$30,906	$29,521	$29,596

The Company adopted IFRS effective February 1, 2010. The selected financial data for the fiscal year ended January 31, 2010 was prepared under Canadian GAAP and included a reconciliation note to US GAAP. Therefore, it is not comparable with the information for fiscal years ended January 31, 2014, 2013, 2012 and 2011.

Table No. 2b

Selected Financial Data

Canadian GAAP

(CDN$ in 000, except per share data)

Year
Ended
1/31/10

Revenue	$0
Net Income (Loss)	($2,254)
Net Income (Loss) Per Share	($0.20)
Dividends Per Share	$0
Wtg. Avg. Shares (000)	11,438
Working Capital	$2,831
Mineral Properties	$25,621
Long-Term Debt	Nil
Shareholder’s Equity	$28,665
Total Assets	$29,294

US GAAP Net Loss	($5,436)
US GAAP Loss Per Share	($0.48)
US GAAP Wtg. Avg. Shares	11,438
US GAAP Equity	$7,736
US GAAP Total Assets	$8,365
US GAAP Mineral Properties	$4,693

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/13	$ 1.04	$ 1.07	$ 0.98	$ 1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.05	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

Three Months Ended 3/31/13	$ 1.02	$ 1.03	$ 0.98	$ 1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

Three Months Ended 3/31/12	$ 1.00	$ 1.03	$ 0.98	$ 1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96

April 2014		$ 1.10	$ 1.09	$ 1.10
March 2014		1.13	1.10	1.11
February 2014		1.11	1.10	1.11
January 2014		1.12	1.06	1.11
December 2013		1.07	1.06	1.06
November 2013		1.06	1.04	1.06

The exchange rate was $1.10 on April 30, 2014.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2014, the end of the Company’s most recent fiscal year, the Company had a deficit of $33,298,141.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

#1103-1166 Alberni Street, Vancouver, B.C.  V6E 3Z3 Canada

Telephone: (604) 681-8556

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,622 square feet and runs through October 31.  The terms of rent are as follows:

May 1, 2014 to October 31, 2014	$36,867

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

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2014, the end of the most recent fiscal year, there were 12,358,039 common shares issued and outstanding.

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

On July 15, 2013, the Company announced that it had completed 70,000 units of a non-brokered private placement announced on May 23, 2013.  The private placement units consisted of one share at a purchase price of $4.00 per share, and one warrant to purchase an additional half of one share at a price of $4.00 exercisable any time prior to 5:00 p.m. Vancouver time on July 8, 2014 and at a price of $5.00 exercisable any time prior to 5:00 p.m. Vancouver time on July 8, 2015.  The shares shall not be traded before November 8, 2013.  The proceeds of the private placement will be used for general working capital.  No finders fee or commission was payable for this private placement.

On August 14, 2013, the Company announced that the hearing in the British Columbia Supreme Court regarding its challenge of the decision to turn down the proposed Morrison Copper/Gold Mine, announced by the provincial government on October 1st of last year, had concluded.  The hearing was before Justice Kenneth Affleck, Q.C. and lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.  The Company is seeking an order setting aside the government's decision and remitting it back to the government for reconsideration.  At the conclusion of the hearing, Justice Affleck reserved judgment.

On December 9, 2013, the Company announced that the British Columbia Supreme Court released the Judgement regarding the Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, announced by the provincial government on October 1st of last year.  Justice Affleck ruled that: “The petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs.”

On January 13, 2014, the Company announced that the 30 day period for the BC Government to challenge the December 9, 2013 BC Supreme Court decision has ended without challenge from the BC Government.  The Company and the interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide a written response to the recommendations in advance of a further decision.

On March 12, 2014, the Company announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul, dated January 24, 2014, regarding the opportunity for Pacific Booker to respond to the updated version of the September 20, 2012 Recommendations of the Executive Director report in regards to the Company’s application for an Environmental Assessment Certificate.  At the request of the Company, Klohn Crippen Berger (“KCB”) has prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project.  This information should allow the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

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

- 22 -

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

- 24 -

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

On November 8th, the Company clarified some information in regards to the Salmon population in Morrison Lake, stating that the Morrison Copper/Gold Project is not located within the Skeena River headwaters.  The headwaters of the Skeena River are a subalpine basin in northern BC adjacent to Spatsizi Wilderness Park.  The Morrison Copper/Gold Project is located at the most eastern edge of the Skeena watershed, 160 kilometers from the Skeena River, 65 kilometers east of Smithers, BC, adjacent to Morrison Lake.  The Morrison Lake drains via the Morrison River into the north-eastern arm of the Babine Lake, a 175 kilometers long lake.  The Babine Lake drains via the Babine River, a 100 kilometers long river, which originates at the top of the north-western arm of Babine Lake, and is a tributary to the Skeena River.  The Project footprint, which is 25 square kilometers represents 0.046% of the of the Skeena River watershed.  The direct disturbance would be 11.40 square kilometers of which, 7.88 square kilometers would be reclaimed and a 1.75 square kilometer pond would be formed in the Tailings Storage Facility on closure.  The Morrison Copper/Gold Project is located within 30 kilometers of two former producing mines with histories of safe operation.  Upon closure, both mines were put in care and maintenance performed by Xstrata Copper Canada.  Water management and monitoring is ongoing at the mine sites to ensure that water quality in Babine Lake remains protected.  Both mines are in compliance with Permits issued by the BC Ministry of Environment.

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

Fiscal 2014 Work

On February 6, 2013, the Company released information to the public on the economic effects of the Morrison Copper/Gold Project.  The total Project expenditures during the life of the Project are estimated to be approximately $2.5 billion. The total tax revenue from construction and operations is estimated to be $317.3 million in federal, provincial and municipal taxes, which does not include Provincial Mineral Taxes.  This information is taken from the Environmental Assessment Certificate documentation prepared by the BCEAO (report dated August 21, 2012) for the Morrison Copper/Gold Project, and is available on the Government of British Columbia’s Environmental Assessment Office Project Information Centre website through the following link, in Table 10 (on page 109) and Table 11 (on page 111).

http://a100.gov.bc.ca/appsdata/epic/documents/p224/1349109655841_1ff0dffc5745a57aff5cecf9e76f0725433a5b85003d9c2116bbf658733375a8.pdf

On February 13th, the Company announced that it had retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation to advance litigation against the Province of British Columbia in connection with the refusal of the Government to issue an Environmental Assessment Certificate for the Morrison Copper/Gold Mine Project. On April 4th, John J.L. Hunter filed a petition with the Supreme Court of British Columbia on behalf of Pacific Booker Minerals Inc. to set aside the decision in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker Mineral Inc.’s application for an Environmental Assessment Certificate pursuant to the Environmental Assessment Act, SBC 2002, c 43 in connection with the Company’s proposal to construct and operate an open pit copper/gold mine (the Morrison Copper/Gold Project) near Morrison Lake in north-central British Columbia.  The petition is seeking the following relief:  a.)  an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.)  an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.)  costs; and d.)  such further and other relief as this Court considers just and appropriate.  A copy of the petition as filed with the court is available on the Company’s website on the reports page.

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

On August 7, 2013, the Company announced that it was in British Columbia Supreme Court challenging a decision announced by the provincial government on October 1st of last year to turn down its proposed Morrison Copper/Gold Mine.  The Company stated that it believes the government erred in overlooking conclusions in their own 206-page comprehensive assessment report dated August 21, 2012.  That report, which represented the culmination of an environmental assessment process that lasted almost 10 years and cost the Company approximately $10 million, stated that, based upon successful implementation of mitigation measures and legally-binding conditions, the Environmental Assessment Office “is satisfied that the proposed Project is not likely to have significant adverse effects.”  The comprehensive assessment report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”  In an unprecedented and surprising move, the Executive Director of the Environmental Assessment Office rejected the conclusions of his office's comprehensive assessment report and recommended that the Morrison Copper/Gold Mine not be approved, a recommendation the government regrettably adopted.  The Executive Director's recommendation was based in part on a new “risk versus benefit” test introduced after the assessment report was completed, and which the Company was not given any opportunity to address.  This test was not included in the Terms of Reference established for the environmental assessment, was not applied previously to other projects and has not been consistently applied since the negative decision regarding the Morrison Copper/Gold Mine project.  The Company believes this fails to meet the requirements of procedural fairness.

The Company announced on August 14, 2014 that the hearing in the British Columbia Supreme Court regarding its challenge of the decision to turn down the proposed Morrison Copper/Gold Mine had concluded.  The hearing was before Justice Kenneth Affleck, Q.C. and lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.  The Company is seeking an order setting aside the government's decision and remitting it back to the government for reconsideration.  At the conclusion of the hearing, Justice Affleck reserved judgment.

On August 26, 2013, the Company announced receipt of a memorandum, prepared by Klohn Crippen Berger Ltd., on geomembrane lined tailings storage facilities.  A condition of the Company’s Application for an Environmental Assessment Certificate was to line the tailings storage facility with a geomembrane liner.  The extent of the geomembrane liner would be determined during detailed engineering and prior to the issuance of the Mines Act Permit.  The memorandum provides a summary of geomembrane lined tailings storage facilities and lists a number of projects where liners are used and where liners are incorporated into the design phase.  The memorandum suggests (at least) a thousand years as the potential life of a liner that is buried below tailings (maintains a near constant moderate temperature).  The full Memorandum may be viewed on the Company’s website on the Reports page through the following link:

http://www.pacificbooker.com/pdf/130814L-SummaryGeomembraneLiners.pdf

On October 3, 2013, the Company clarified the bonding requirements for the Morrison Copper/Gold project.  The BC Mines Act and the Health, Safety and Reclamation Code for Mines in BC require mining operations to carry out a program of environmental protection and reclamation to ensure that land, watercourses and cultural heritage resources will be returned to a safe and environmentally sound state and to an acceptable end land use upon termination of mining.  The Mines Act and the Health, Safety and Reclamation Code are administered by the Ministry of Energy and Mines.  The Chief Inspector of Mines has the ultimate legislative authority for all issues pertaining to the Mines Act and the Health, Safety and Reclamation Code.  In accordance with the Mines Act, proponents of mining projects are required to obtain a permit from the Ministry of Energy and Mines prior to commencing any work on a mine site.  As a condition of the Mines Act permit, a financial security (the bond) must be posted in an amount acceptable to the Chief Inspector of Mines.  The amount of the bond is progressive over the life of the mine as the disturbance area increases.  This bond is held until the Chief Inspector of Mines is satisfied that all reclamation requirements for the operation have been fulfilled.

On December 9, 2013, the Company announced that the British Columbia Supreme Court had released the Judgement regarding the Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, announced by the provincial government on October 1st of last year.  The hearing was held before Justice Kenneth Affleck, Q.C. from August 7 to 9, 2013.  Justice Affleck ruled that: “The petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness.  There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration.  The petitioner is entitled to costs.”

On December 11, 2013, the Company provided more information about its successful effort to set aside the decision made last year not to issue an Environmental Assessment Certificate (“EAC”) for its proposed Morrison Copper/Gold Mine.  The court hearing took place in the Supreme Court of British Columbia from August 7 to 9, 2013 in Vancouver, and a 55 page written decision was released on December 9, 2013.  In his decision, Justice Affleck found the administrative process which was followed, including the decision of the previous Minister of Environment and the previous Minister of Energy & Mines, “failed to comport with the requirements of procedural fairness”.  In reaching this conclusion, Justice Affleck rejected arguments by the government’s lawyer that common law rules of procedural fairness do not apply to the environmental assessment process.  The Court ordered that the Ministers’ decision be quashed and set aside, and ordered that the Company’s application for an environmental certificate be remitted to the current Ministers for reconsideration.  This time, the Company and interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide written response to the recommendations in advance of a further decision.

The Company spent almost 10 years, and approximately $10 million, working its way through the environmental assessment process.  Environmental Assessment Office (EAO) completed a 206-page comprehensive assessment report in August, 2012 and concluded that based upon successful implementation of mitigation measures and legally-binding conditions, the EAO is satisfied that no direct or indirect significant adverse effects are predicted or expected from the proposed Project.  The report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”  In addition, the Canadian Environmental Assessment Agency (CEAA) produced a draft Comprehensive Study Report (CSR) that also concluded that the proposed Project is not likely to cause significant adverse environmental effects.  The CEAA draft CSR, September 2012, concluded that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners. As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”

On December 16, 2013, the Company disclosed that Affidavit #4 of Erik A. Tornquist, submitted to the BC Supreme Court on July 18, 2013, has been made available on the Company’s website at the following link:  http://www.pacificbooker.com/pdf/AffidavitTornquist.pdf.  On July 18, 2013, the Company received an envelope in the mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office in respect of Pacific Booker's application for an Environmental Assessment Certificate for the Morrison Copper/Gold Mine.  The Company had not previously seen the draft Recommendations and was not aware that this document existed.

On December 19, 2013, the Company announced that the Court Transcript related to Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, announced on October 1, 2012, is available on the Company’s website through the following link:  http://www.pacificbooker.com/pdf/combined-transcript-Aug7-9,2013.pdf.  The decision document is available online at the British Columbia court’s website through the following link:  http://www.courts.gov.bc.ca/jdb-txt/SC/13/22/2013BCSC2258.htm

On January 13, 2014, the Company announced that the 30 day period for the BC Government to challenge the December 9, 2013 BC Supreme Court decision has ended without challenge from the BC Government.  The application be remitted to the current Ministers for reconsideration. The Company and the interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide a written response to the recommendations in advance of a further decision.

Anticipated Fiscal 2015 Work

On March 12th, the Company announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul, dated January 24, 2014, regarding the opportunity for Pacific Booker to respond to the updated version of the September 20, 2012 Recommendations of the Executive Director report in regards to the Company’s application for an Environmental Assessment Certificate.

At the request of the Company, Klohn Crippen Berger (“KCB”) has prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project.  This information should allow the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

The EAO’s January 24, 2014 letter outlines the key conclusions of the December 9, 2013 decision of the British Columbia Supreme Court in Pacific Booker Minerals Inc. v. British Columbia (Environment), 2013 BCSC 2258.  The important elements that apply to the Company in addressing the concerns underlying the negative recommendation include:

•

The rejection “failed to comport with the requirements of procedural fairness”;

•

Pacific Booker should not have been prevented from “learning at least the substance of the recommendations”;

•

Stipulated that: On the reconsideration, Pacific Booker and the interveners will be entitled to be provided with the Executive Director’s recommendations, if any, to the Ministers, and will be entitled to provide a written response to the recommendations.

The EAO letter also outlines the substance of the key concerns underlying the negative recommendation, which are summarized as follows:

1.

“The project design provides for end-stage mitigation rather than up-front prevention of metal leaching and acid rock drainage.”

2.

“The project design is based on the unproven assumption that effluent to be discharged directly into Morrison Lake would be diffused by the behaviour of the Lake.”

3.

“Provincial technical reviewers expressed significant concerns about whether the proposed measure (geomembrane liner of the 5 km2) would work as modeled.”

4.

“The project has the potential to result in significant long-term financial and environmental liabilities”.  These aspects relate to the size of the reclamation bond and the proximity to valued fish resources.

5.

“The project was opposed by Gitxsan and Gitanyow Nations and Lake Babine Nation”.

Furthermore, the Company recognizes that “the Executive Director was of the view that the Company should consider feasible design alternatives for its proposed mine”.  It is the Company’s interpretation of this comment that the substance of this view is associated with the design alternative of placing potentially acid generating mine rock into the tailings storage facility (TSF) as opposed to infilling the open pit on mine closure.

In addition, the economic effects on the Province was raised as a concern as part of the Executive Director’s recommendations.

KCB believes that the Project design is protective of the environment and clarification of the rationale and the potential for environmental effects are presented within the report.  To further support the assessment, three Technical Expert Opinions are included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2015 will be CDN$250,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2014 and 2013.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.11 as of January 31, 2014.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government. At January 31, 2014, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2014 vs. Year Ended 1/31/2013

The net loss for the year ended January 31, 2014 was ($4,205,419), or ($0.34) per share, compared to a loss of ($1,045,316), or ($0.09) per share for the year ended January 31, 2013.  The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) to ($3,319,321) compared to ($1,995,619) in the prior year, with the increase due to an increased cost for stock options granted during the year, and without the gain from the settlement of the Rescan litigation, in the amount of $1.8 million in fiscal 2012; an increase in Professional fees from ($136,207) to ($231,006), reflecting the cost for the legal council in the EAC matter; and a decrease in Wages and Benefits from ($17,305) to ($Nil), reflecting a decrease in office staff and reduced costs related to the exercise of options by directors and employees; and a decrease in Office Rent from ($99,203) to ($85,672), reflecting the decreased cost for the office after the move in May; and a decrease in Travel costs from ($44,639) to ($31,847), reflecting the decrease in activity since the denial in October 2012; and in Shareholder information and promotion costs which were down from ($117,617) to ($108,976), due to the Company providing financial assistance to the Lake Babine Nation to attend the PDAC in Toronto in 2012; and a decrease in Investor relations fees from ($252,086) to ($246,379), reflecting the increased cost for US dollars paid to December 2013 and a decrease in total fees paid during January 2014; and a decrease in Telephone costs from ($18,872) to ($13,834), reflecting a new price agreement for services; and a decrease in Depreciation from ($13,319) to ($8,857); an increase in Filing and Transfer agents fees to ($73,570) from ($70,049), mostly due to the filing fees for the private placement in May 2013; a decrease in Finance income from $3,960 to $1,217, due to the reduction in funds held in term deposits; an increase in Office and miscellaneous from ($63,708) to ($65,738), reflecting additional costs related to the office move; a ($880) loss on assets disposed of during the year; a decrease in Directors’ fees from ($19,500) to ($19,000); and an increase in the loss on Foreign exchange from ($1,152) to ($1,556).

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

Critical Accounting Policies and Estimates

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company’s financial statements have been prepared on a historical cost basis except for certain financial instruments which are stated at fair value.

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

The Company has determined that it has no restoration obligations as at January 31, 2014.

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

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended January 31, 2014 do not include the 33,500 (2013 – nil) warrants outstanding and the 2,457,307 (2013 – 2,376,507) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2014, the end of the most recent fiscal year, was $1,160,380.  Subsequent to the year end through May 28, 2014, the Company has not issued any common shares pursuant a private placement or to the exercise of stock options or the exercise of warrants. The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2015 unless the Company begins the planning and or construction phase of the Morrison project. Budgeted amounts of $250,000 for the ongoing work on the Morrison project and fiscal 2015’s estimated General and Administrative expenses of $2,000,000 (of which approximately $1,200,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2015, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2015 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2010	None	Nil	Nil	Nil

2011	None	Nil	Nil	Nil

2012	None	Nil	Nil	Nil

2013	None	Nil	Nil	Nil

2014	Private Placement	70,000	$ 4.00	$280,000

Year Ended January 31, 2014

The Company’s Working Capital as of January 31, 2014 was $1,160,380.  During the year, Operating Activities used cash of ($880,161).  In addition to the fiscal year’s net loss of ($4,205,419), other non-cash charges included Share-based payments expense of ($3,319,321) and Amortization of ($8,857).  Changes in non-cash working capital items included decrease in Receivables of ($8,671), decrease in amounts owing to related parties of ($7,613), decrease in Prepaids and Deposits of ($9,664), and decrease in Accounts Payable and Accrued Liabilities of ($13,642).  Investing Activities used cash of ($177,047), which included cash used for Deferred Exploration of ($177,927), and disposal of Equipment, Vehicles or Furniture of $880.  Financing Activities provided cash of $286,000, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 70,000 common shares pursuant to a private placement for proceeds of $280,000 and 1,500 common shares pursuant to exercise of warrants for proceeds of $6,000.

Year Ended January 31, 2013

The Company’s Working Capital as of January 31, 2013 was $1,931,734.  During the year, Operating Activities provided cash of ($949,824).  In addition to the fiscal year’s net loss of ($1,045,316), other non-cash charges included Share-based payments expense of ($1,995,619) and Amortization of ($13,319).  Changes in non-cash working capital items included decrease in Receivables of ($23,148), decrease in amounts owing to related parties of ($663), increase in Prepaids and Deposits of ($10,839), and decrease in Accounts Payable and Accrued Liabilities of ($25,444).  Investing Activities used cash of ($277,156), which included cash used for Deferred Exploration of ($276,507) and purchase of Equipment, Vehicles or Furniture of $649.  Financing Activities provided cash of $617,940, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 85,250 common shares pursuant to the exercise of stock options for proceeds of $617,940.

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

During the year, the Company issued 181,000 common shares pursuant to the exercise of stock options for proceeds of $964,750.

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

During the year, the Company issued 380,000 common shares pursuant to the exercise of stock options for proceeds of $1,564,000.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2014 and 2013. The value of the Canadian Dollar in relationship to the US Dollar was $1.11 as of January 31, 2014.

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

The Company leases its Vancouver office, which runs through October 31, 2014.

Table No. 5

Contractual Obligations

As of February 1, 2014

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$36,867	$36,867	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 26, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 10, 2013, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	58	June 24, 2005
William Deeks	81	March 17, 1997
Mark Gulbrandson	61	June 24, 2005
John J. Plourde	71	December 30, 1999
Dr. Dennis Simmons	62	November 29, 2006
Erik Tornquist	66	June 24, 2005
William F. Webster	70	June 24, 2005

Table No. 7 lists, as of May 26, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	71	December 16, 2013
Ruth Swan	Chief Financial Officer	57	April 20, 2006

John Plourde was named President and Chief Executive Officer on December 16, 2013 and a Director of the Company on December 30, 1999.  Mr. Plourde has over 30 years of investor relations and fund raising experience with various public companies.  Mr. Plourde also handles investor relations for the Company.  Mr. Plourde spends approximately 100% of his time on the Company’s affairs.

Gregory Anderson was named a Director of the Company at the Annual & General Meeting held on June 24, 2005 and held the office of President and Chief Executive Officer from June 24, 2005 to December 16, 2013.  Mr. Anderson’s background includes corporate finance, investment and brokerage experience, including the last 23 years in mining company finance.  From 1997 until his appointment as a director with the Company, he owned GR Consulting, a private corporate consulting business, and assisted the Company with corporate finance and investor relations.  Mr. Anderson currently spends approximately 20% of his time on the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 10, 2013, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2013 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2014 2013 2012	None None None	320,300 25,000 128,400	None None None	$114,379 (1) $120,086 (1) $118,804 (1)

John Plourde, Current CEO, President Director	2014 2013 2012	None None None	375,975 50,000 136,800	None None None	$132,000 (2) $132,000 (2) $132,000 (2)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2014 2013 2012	None None None	126,457 16,200 71,827	N/A N/A N/A	$ 30,300 (3) $ 30,188 (3) $ 30,893 (3)

William Deeks Chairman and Director	2014 2013 2012	None None None	270,900 25,000 101,500	$5,000 $5,000 $5,000	None None None

Mark Gulbrandson, Director	2014 2013 2012	None None None	270,900 25,000 101,500	$4,000 $4,500 $5,000	None None None

Dr. Dennis Simmons, Director	2014 2013 2012	None None None	370,900 25,000 201,500	$5,000 $5,000 $3,500	None None None

Erik Tornquist, Director	2014 2013 2012	None None None	380,975 55,000 136,800	None None None	$ 96,000 (4) $ 96,000 (4) $ 96,000 (4)

William Webster, Director	2014 2013 2012	None None None	270,900 25,000 101,500	$5,000 $5,000 $5,000	None None None

(1)

The “Other Compensation” for Gregory Anderson, Former President and CEO and Current Director, is for investor relations services performed for the Company.

(2)

The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.

(3)

The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.

(4)

The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project.

No funds were set aside or accrued by the Company during Fiscal 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 20, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	859,854	6.83%
Common	Ruth Swan (2)	141,565	1.13%
Common	Gregory Anderson (3)	456,629	3.63%
Common	William Deeks (4)	402,545	3.21%
Common	Mark Gulbrandson (5)	401,992	3.21%
Common	Dennis Simmons (6)	644,188	5.12%
Common	Erik Tornquist (7)	525,735	4.17%
Common	William Webster (8)	308,960	2.47%

	Total Directors/Officers	3,741,468	27.03%

(1)

Of these shares, 231,574 represent currently exercisable share purchase options.  An additional 144,401 options have been granted but not yet vested.

(2)

Of these shares, 78,598 represent currently exercisable share purchase options.  An additional 47,859 options have been granted but not yet vested.

(3)

Of these shares, 199,562 represent currently exercisable share purchase options.  An additional 120,738 options have been granted but not yet vested.

(4)

Of these shares, 168,687 represent currently exercisable share purchase options.  An additional 102,213 options have been granted but not yet vested.

(5)

Of these shares, 168,687 represent currently exercisable share purchase warrants.  An additional 102,213 options have been granted but not yet vested.

(6)

Of these shares, 231,187 represent currently exercisable share purchase options.  An additional 139,713 options have been granted but not yet vested.

(7)

Of these shares, 234,699 represent currently exercisable share purchase options.  An additional 146,276 options have been granted but not yet vested.

(8)

Of these shares, 168,687 represent currently exercisable share purchase options.  An additional 102,213 options have been granted but not yet vested.

.

#   Based upon 12,358,039 shares outstanding as of May 26, 2014 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 20, 2014, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	859,854	6.83%
Common	Dennis Simmons (2)	644,188	5.12%

(1)

Of these shares, 231,574 represent currently exercisable share purchase options.  An additional 144,401 options have been granted but not yet vested.

(2)

Of these shares, 231,187 represent currently exercisable share purchase options.  An additional 139,713 options have been granted but not yet vested.

Based on 12,358,039 shares outstanding as of May 26, 2014 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, former President, CEO and current Director, was paid $114,379 in fiscal 2014 (2013 - $120,086; 2012 - $118,804) for investor relations activities.

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2014 (2013 - $132,000; 2012 - $132,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $96,000 in fiscal 2014 (2013 - $96,000; 2012 - $96,000) for consulting services on the Morrison Project.

Guo-rong Wang, spouse of Erik Tornquist, Director, was paid $Nil in fiscal 2014 (2013 - $Nil; 2012 - $312) as an Administrative Assistant.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2014.

Item 9.  Offer and Listing of Securities

As of January 31, 2014, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,358,039 common shares issued and outstanding as of May 26, 2014.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia,  V6C 3B9.

On April 30, 2014, the shareholders' list for the Company's common shares showed 104 registered shareholders, including depositories, and 12,358,039 shares issued and outstanding.  Of the total shareholders, 67 are resident in Canada holding 8,486,928 common shares representing 68.68% of the total shares outstanding; 37 shareholders are resident in the United States holding 3,871,111, or 31.32% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

- Sales -
Canadian Dollars
Period	High	Low	Close

April 2014	$ 5.80	$ 5.25	$ 5.75
March 2014	$ 6.50	$ 5.62	$ 5.70
February 2014	$ 6.94	$ 5.50	$ 6.00
January 2014	$ 7.22	$ 6.25	$ 6.93
December 2013	$ 8.38	$ 3.85	$ 6.90
November 2013	$ 4.49	$ 4.00	$ 4.10

Three Months Ended 4/30/14	$ 6.94	$ 5.25	$ 5.75
Three Months Ended 1/31/14	$ 8.38	$ 3.85	$ 6.93
Three Months Ended 10/31/13	$ 5.24	$ 3.82	$ 4.25
Three Months Ended 7/31/13	$ 5.10	$ 2.45	$ 4.55

Three Months Ended 4/30/13	$ 5.31	$ 4.06	$ 4.36
Three Months Ended 1/31/13	$ 8.54	$ 3.71	$ 5.50
Three Months Ended 10/31/12	$ 14.95	$ 2.80	$ 4.00
Three Months Ended 7/31/12	$ 13.89	$ 10.66	$ 12.74

Three Months Ended 4/30/12	$ 15.00	$ 8.11	$ 11.05
Three Months Ended 1/31/12	$ 9.59	$ 7.60	$ 9.25
Three Months Ended 10/31/11	$ 10.00	$ 7.10	$ 8.50
Three Months Ended 7/31/11	$ 8.65	$ 6.90	$ 8.53

Three Months Ended 4/30/11	$ 9.30	$ 7.21	$ 7.50
Three Months Ended 1/31/11	$ 10.12	$ 8.40	$ 9.05
Three Months Ended 10/31/10	$ 9.25	$ 7.06	$ 9.20
Three Months Ended 7/31/10	$ 8.75	$ 6.85	$ 7.66

Fiscal Year Ended 1/31/14	$ 8.38	$ 2.45	$ 6.93
Fiscal Year Ended 1/31/13	$ 14.95	$ 2.80	$ 5.50
Fiscal Year Ended 1/31/12	$ 10.00	$ 6.90	$ 9.25
Fiscal Year Ended 1/31/11	$ 10.12	$ 5.80	$ 9.05
Fiscal Year Ended 1/31/10	$ 8.45	$ 5.01	$ 6.75

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (formerly the NYSE Amex) for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years

Table No. 11b

NYSE MKT Stock Exchange

Common Shares Trading Activity

- Sales -
United States Dollars
Period	High	Low	Close

April 2014	$ 5.32	$ 4.79	$ 4.90
March 2014	$ 6.47	$ 5.08	$ 5.16
February 2014	$ 6.69	$ 5,26	$ 5.41
January 2014	$ 6.74	$ 5.81	$ 6.17
December 2013	$ 8.20	$ 3.44	$ 6.58
November 2013	$ 4,28	$ 3.88	$ 3.76

Three Months Ended 4/30/14	$ 6.69	$ 4.79	$ 4.90
Three Months Ended 1/31/14	$ 8.20	$ 3.44	$ 6.17
Three Months Ended 10/31/13	$ 5.49	$ 3.73	$ 4.09
Three Months Ended 7/31/13	$ 4.95	$ 1.71	$ 4.50

Three Months Ended 4/30/13	$ 5.28	$ 3.95	$ 4.19
Three Months Ended 1/31/13	$ 8.96	$ 3.75	$ 5.35
Three Months Ended 10/31/12	$ 15.30	$ 2.95	$ 3.98
Three Months Ended 7/31/11	$ 14.10	$ 10.18	$ 12.45

Three Months Ended 4/30/12	$ 15.40	$ 8.12	$ 11.44
Three Months Ended 1/31/12	$ 9.23	$ 7.45	$ 9.11
Three Months Ended 10/31/11	$ 10.10	$ 6.98	$ 8.55
Three Months Ended 7/31/11	$ 10.25	$ 7.20	$ 9.05

Three Months Ended 4/30/11	$ 9.27	$ 7.60	$ 7.91
Three Months Ended 1/31/11	$ 10.75	$ 8.30	$ 9.00
Three Months Ended 10/31/10	$ 9.00	$ 6.66	$ 8.94
Three Months Ended 7/31/10	$ 8.45	$ 6.40	$ 7.50

Fiscal Year Ended 1/31/14	$ 8.20	$ 1.71	$ 6.17
Fiscal Year Ended 1/31/13	$ 15.40	$ 2.95	$ 5.35
Fiscal Year Ended 1/31/12	$ 10.25	$ 7.20	$ 9.11
Fiscal Year Ended 1/31/11	$ 10.75	$ 5.07	$ 9.00
Fiscal Year Ended 1/31/10	$ 9.50	$ 3.97	$ 6.28

Table No. 12 lists, as of May 26, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
33,500	$4.00 / $5.00	July 8, 2014 / July 8, 2015

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

During Fiscal 2014, ended January 31, 2014, the Company issued 70,000 common shares pursuant to a private placement for total proceeds of $280,000 and 1,500 common shares pursuant to the exercise of warrants for proceeds of $6,000, and issued no common shares pursuant to the exercise of stock options.

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

At the Company’s Annual General and Special Meeting held on June 10, 2013, Shareholders approved a new Stock Option Plan dated 2013 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,457,307 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 26, 2014, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	315,300 5,000	197,062 2,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

John Plourde, President, CEO and Director	348,700 27,275	217,937 13,637	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Ruth Swan, Chief Financial Officer	122,957 3,500	76,848 1,750	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Deeks, Director	265,900 5,000	166,187 2,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Mark Gulbrandson, Director	265,900 5,000	166,187 2,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Dennis Simmons, Director	365,900 5,000	228,687 2,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Erik Tornquist, Director	353,700 27,275	221,062 13,637	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Webster, Director	265,900 5,000	166,187 2,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Total Officers and Directors (8 persons)	2,387,307
Total Employees and Consultants (2 persons)	70,000
Total Officers/Directors/Employees And Consultants	2,457,307

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2013 Stock Option Plan dated June 10, 2013

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2013 Stock Option Plan, which has been filed as an exhibit to this 20-F Annual Report.

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

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2014.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and, based upon the prior reports of the Company's Independent Public Accounting Firm as included below, concluded that such internal control over financial reporting was not effective as of January 31, 2014.

The following represent material weaknesses in the Company's Internal Controls over Financial Reporting:

▪

There were elements in the control environment of the Company that have not been fully implemented or did not operate effectively.

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

Attestation Report of the Registered Accounting Firm.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP (formerly known as Meyers Norris Penny LLP), Chartered Accountants, for Fiscal 2014, 2013, and 2012.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2014	Fiscal Year Ended January 31, 2013	Fiscal Year Ended January 31, 2012

Audit Fees	$ 30,000	$ 30,500	$ 38,000
Audit Related Fees	Nil	14,000	12,000
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	4,029
Total	$ 30,000	$ 44,500	$ 54,059

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2014 and 2013.

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

Audited Financial Statements

Independent Auditors Report, dated April 28, 2014

Balance Sheets at January 31, 2014 and January 31, 2013

Statements of Operations for the years ended January 31, 2014, 2013, and 2012.

Statements of Cash Flows for the years ended January 31, 2014, 2013, and 2012.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated June 10, 2013 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2014

Contents	Page #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 30

- 103 -

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

April 28, 2014

“John Plourde”	“Ruth Swan”
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2014 and January 31, 2013 and the statements of comprehensive loss, changes in equity and cash flows for the years in the three year period ended January 31, 2014, and the related notes, which comprise significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2014 and January 31, 2013 and its financial performance and its cash flows for each of the years in the three year period ended January 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2b to these financial statements, which states that Pacific Booker Minerals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. These matters, along with other matters as described in Note 2b, indicate the existence of a material uncertainty that raises substantial doubt about the ability of Pacific Booker Minerals Inc. to continue as a going concern. Management's plans in regard to these matters are also described in Note 2b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 28, 2014
Vancouver, Canada	Chartered Accountants

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2014 AND 2013

	January 31, 2014	January 31, 2013

ASSETS

Current assets
Cash and cash equivalents	$1,166,771	$1,937,979
Receivables	6,185	14,856
Prepaid expenses and deposits	40,576	50,240

	1,213,532	2,003,075

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,098,517	23,917,524
Equipment, vehicles and furniture (Note 7)	19,409	29,146
Reclamation deposits	123,600	123,600

Total assets	$30,287,558	$30,905,845

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,123	$49,699
Amounts owing to related parties (Note 10)	14,029	21,642

	53,152	71,341

Shareholders' equity
Share Capital (Note 8)	49,880,704	49,594,704
Contributed surplus (Note 8)	13,651,843	10,332,522
Deficit	(33,298,141)	(29,092,722)

	30,234,406	30,834,504

Total liabilities and shareholders’ equity	$30,287,558	$30,905,845

Approved by the Board of Directors and authorized for issue on April 28, 2014:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014, 2013 AND 2012

	2014	2013	2012

OPERATING EXPENSES
Consulting fees	$-	$-	$600
Consulting fees - Share/option based payments (Note 8)	643,962	445,039	484,233
Depreciation	8,857	13,319	20,007
Directors fees	19,000	19,500	18,500
Directors fees - Share/option based payments (Note 8)	1,559,724	873,060	1,439,826
Filing and transfer agent fees	73,570	70,049	72,236
Foreign exchange (gain)loss	1,556	1,152	(6,340)
Finance income	(1,217)	(3,960)	(11,390)
Gain on settlement of litigation	-	(1,800,000)	-
Investor relations – related party (Note 10)	246,379	252,086	250,804
Investor relations fees - Share/option based payments (Note 8)	939,288	541,597	749,746
Loss on disposal of fixed asset	880	-	1,059
Office and miscellaneous	65,738	63,708	69,512
Office rent	85,672	99,203	91,705
Professional fees (Note 10)	231,006	136,207	238,895
Professional fees - Share/option based payments (Note 8)	176,073	131,055	192,403
Shareholder information and promotion	108,976	117,617	74,576
Telephone	13,834	18,872	18,151
Travel	31,847	44,639	43,860
Wages and benefits	-	17,305	29,324
Wages and benefits - Share/option based payments (Note 8)	274	4,868	10,934

Loss from operations	(4,205,419)	(1,045,316)	(3,788,641)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	(4,205,419)	(1,045,316)	(3,788,641)

Basic and diluted loss per share (Note 9)	$(0.34)	$(0.09)	$(0.31)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2014, 2013 AND 2012

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2011	12,020,289	$ 47,367,605	$ 6,104,170	$ (24,258,765)	$ 29,213,010
Exercise of stock options	181,000	964,750	-	-	964,750
Share/option based payments	-	394,813	2,482,329	-	2,877,142
Net loss for the year	-	-	-	(3,788,641)	(3,788,641)

Balance, January 31, 2012	12,201,289	$ 48,727,168	$ 8,586,499	$ (28,047,406)	$ 29,266,261
Exercise of stock options	85,250	617,940	-	-	617,940
Share/option based payments	-	249,596	1,746,023	-	1,995,619
Net loss for the year	-	-	-	(1,045,316)	(1,045,316)

Balance, January 31, 2013	12,286,539	$ 49,594,704	$ 10,332,522	$ (29,092,722)	$ 30,834,504
Private Placement	70,000	280,000	-	-	280,000
Exercise of warrants	1,500	6,000	-	-	6,000
Exercise of stock options	-	-	-	-	-
Share/option based payments	-	-	3,319,321	-	3,319,321
Net loss for the year	-	-	-	(4,205,419)	(4,205,419)

Balance, January 31, 2014	12,358,039	$ 49,880,704	$ 13,651,843	$ (33,298,141)	$ 30,234,406

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014, 2013 AND 2012

	2014	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(4,205,419)	$(1,045,316)	$(3,788,641)
Items not affecting cash:
Depreciation	8,857	13,319	20,007
Share/option based payments	3,319,321	1,995,619	2,877,142

Changes in non-cash working capital items:
(Increase) decrease in receivables	8,671	23,148	33,224
(Increase) decrease in prepaids and deposits	9,664	(10,839)	1,089
Increase (decrease) in accounts payable and accrued liabilities	(13,642)	(25,444)	(8,248)
Increase (decrease) in amounts owing to related parties	(7,613)	(663)	(5,024)

Net cash provided by/(used in) operating activities	(880,161)	949,824	(870,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	286,000	617,940	964,750

Net cash provided by financing activities	286,000	617,940	964,750

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(177,927)	(276,507)	(1,248,137)
Purchase of equipment, vehicles or furniture	-	(649)	-
Disposal of equipment, vehicles or furniture	880	-	1,559

Net cash used in investing activities	(177,047)	(277,156)	(1,246,578)

Change in cash and cash equivalents during the year	(771,208)	1,290,608	(1,152,279)

Cash and cash equivalents, beginning of year	1,937,979	647,371	1,799,650

Cash and cash equivalents, end of year	$1,166,771	$1,937,979	$647,371

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations under IFRS for years ended January 31, 2014, 2013 and 2012 and financial position as at January 31, 2014 and 2013.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2014 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on April 28, 2014.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the purchase of shares from the Company, and an accumulated deficit is the result of operations and exploration activities without production.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  These conditions may indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing through fiscal year 2014/2015, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for at least the next fiscal year and has taken steps to reduce operating costs.

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

	2014	2013	2012

Working capital	$ 1,160,380	$ 1,931,734	$ 470,464
Loss for the year	(4,205,419)	(1,045,316)	(3,788,641)
Deficit	(33,298,141)	(29,092,722)	(28,047,406)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

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

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements (cont’d)

(i)

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

(ii)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Estimates and assumptions are continually evaluated and are based on historical experience and other factors, such as, expectations of future events that are believed to be reasonable under the circumstances (please see Note 2(b)).

(f)

Key sources of estimation uncertainty

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

(ii)

Share/option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as share/option based payments expense over the vesting period of the equity instruments with a corresponding increase to equity.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

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

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At January 31, 2014, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

2.

BASIS OF PRESENTATION (cont’d)

(f)

Key sources of estimation uncertainty (cont’d)

(iv)

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

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of comprehensive loss.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets (cont’d)

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

The Company has determined that it has no restoration obligations as at January 31, 2014.

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

(g)

Share/option based payments

The Company has an equity settled option to purchase shares plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the grant date, using the Black-Scholes option pricing model and recorded as share/option based payments expense in statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the year ended January 31, 2014 do not include the 33,500 (2013 – nil) warrants outstanding and the 2,457,307 (2013 – 2,376,507) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

(i)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

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

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL
Receivables	Loans and receivables
Reclamation deposit	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Amounts owing to related parties	Other liabilities

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial instruments (cont’d)

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

(k)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2014 due to the immediate or short-term maturities of the financial instruments.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

(p)

Recently adopted accounting pronouncements

(i)

IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.  The standard did not have a material impact on the Company's financial statements.

(ii)

IFRS 7, Financial instruments: disclosures

IFRS 7 was amended in December 2011 to require more extensive disclosure about the offsetting of financial instruments and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The standard does not have a material impact on the Company's financial statements.

(iii)

IAS 1, Presentation of financial statements (amended standard)

The amendments to IAS 1 introduce changes to presentation of items of other comprehensive income.  The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met, from those that would never be reclassified to profit and loss.  The amendments are to be applied effective for annual periods beginning on or after July 1, 2012 and may be early adopted.  The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, for annual periods beginning on or after January 1, 2013.  Adoption of the standard had no material impact on the Company's financial statements.  Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2014.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2014.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

(a)

IFRS 9, Financial Instruments

IFRS 9: Financial Instruments: Classification and Measurement (Effective for periods beginning on or after January 1, 2015) introduces new requirements for classifying and measuring financial assets.  The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, recognition of financial instruments, impairment and hedge accounting.  The Company is currently evaluating the impact of the standard on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(b)

IAS 32, Financial instruments: presentation

IAS 32 provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014.  The Company is currently evaluating the impact of the standard on its financial statements.

(c)

IFRIC 21, Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax.  The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.  The Company is currently evaluating the impact of the standard on its financial statements.

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

Morrison claims, Canada	2014	2013	2012

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2014	2013	2012

Balance, beginning of year	$23,917,524	$23,797,860	$22,664,614

Exploration and evaluation costs
Additions
Depreciation	-	21	305
Supplies and camp	21,730	18,195	18,195
Community consultation
Geological and geophysical	-	20	153
Sub-contracts and labour	-	4,650	20,625
Environmental
Assays	14,392	22,524	65,900
Geological and geophysical	5,673	110,181	662,632
Promotion and education	-	-	766
Sub-contracts and labour	-	-	675
Supplies and general	-	123	22,272
Travel	-	706	2,527
Metallurgical
Assays	608	600	600
Geological and geophysical	11,420	11,010	11,630
Scoping/Feasibility study
Geological and geophysical	-	(182,466)	7,500
Promotion and education	-	684	-
Sub-contracts and labour	31,170	36,998	223,034
Sub-contracts and labour - related parties	96,000	96,000	96,000
Supplies and general	-	418	432

Total Exploration and evaluation costs for the year	$180,993	$119,664	$1,133,246

Balance, end of year	$24,098,517	$23,917,524	$23,797,860

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2013	Additions for year	Disposals for year	Balance January 31, 2014

Trailers
Value at Cost	$25,000	$-	$(25,000)	$-
Accumulated Depreciation	(24,950)	-	24,950	-
Net book value	$50	$-	$(50)	$-

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(47,693)	(5,888)	-	(53,581)
Net book value	$19,627	$(5,888)	$-	$13,739

Office furniture and equipment
Value at Cost	$50,528	$-	$(27,131)	$23,397
Accumulated Depreciation	(46,228)	(694)	26,301	(20,621)
Net book value	$4,300	$(694)	$(830)	$2,776

Computer equipment
Value at Cost	$88,932	$-	$-	$88,932
Accumulated Depreciation	(83,763)	(2,275)	-	(86,038)
Net book value	$5,169	$(2,275)	$-	$2,894

Totals	$29,146	$(8,857)	$(880)	$19,409

	Balance February 1, 2012	Additions for year	Disposals for year	Balance January 31, 2013

Trailers
Value at Cost	$25,000	$-	$-	$25,000
Accumulated Depreciation	(24,929)	(21)	-	(24,950)
Net book value	$71	$(21)	$-	$50

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(39,282)	(8,411)	-	(47,693)
Net book value	$28,038	$(8,411)	$-	$19,627

Office furniture and equipment
Value at Cost	$50,528	$-	$-	$50,528
Accumulated Depreciation	(45,153)	(1,075)	-	(46,228)
Net book value	$5,375	$(1,075)	$-	$4,300

Computer equipment
Value at Cost	$88,283	$649	$-	$88,932
Accumulated Depreciation	(79,930)	(3,833)	-	(83,763)
Net book value	$8,353	$(3,184)	$-	$5,169

Totals	$41,837	$(12,691)	$-	$29,146

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

8.

SHARE CAPITAL, SHARE/OPTION BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share/option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the year ended January 31, 2014, nil stock options (2013 - 85,250; 2012 - 181,000) with an exercise price of $nil (2013 - $7.25; 2012 - $5.33) were exercised for total proceeds of $nil (2013 - $617,940; 2012 - $964,750).

Stock option transactions are summarized as follows:

	2014		2013		2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,376,507	$ 8.04	2,198,057	$ 7.44	2,008,057	$ 8.02
Granted	2,457,307	4.00	266,200	12.73	1,014,827	7.42
Cancelled	(2,376,507)	8.04	(2,500)	7.40	(558,827)	10.40
Exercised	-	-	(85,250)	7.25	(181,000)	5.33
Expired	-	-	-	-	(85,000)	5.81

Outstanding, end of year	2,457,307	$ 4.00	2,376,507	$ 8.04	2,198,057	$ 7.44

Options exercisable, end of year	921,485	$ 4.00	2,084,994	$ 7.71	1,340,511	$ 7.44

Weighted average fair value per option granted		$ 2.46		$ 5.28		$ 3.48

Weighted average remaining life of outstanding options granted in years		6.35		4.15		4.46

The following stock options were outstanding at January 31, 2014:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,370,257	888,842	$ 4.00	June 5, 2020
87,050	32,643	$ 4.00	July 22, 2020

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Share/option based payment expense

The fair value of stock options granted during the year ended January 31, 2014 was $4,041,238 (2013 – $1,406,473; 2012 - $3,530,914) which will be recognized as share/option based payments over their vesting periods.  If these granted options are exercised, it would result in an increase of $9,829,228 in cash and a corresponding increase in share capital.

Total share/option based payments recognized during the year ended January 31, 2014 was $3,319,321 (2013 - $1,995,619; 2012 - $2,877,142) which has been recorded in the statements of operations as Share/option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2014	2013	2012

Risk-free interest rate	1.56%	1.16%	2.36%
Expected life of options	2 years	5 years	5 years
Annualized volatility	86.94%	46.59%	53.15%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2014		2013		2012
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	-	$ -	-	$ -	-	$ -
Granted	35,000	4.00	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	(1,500)	4.00	-	-	-	-
Expired	-	-	-	-	-	-

Outstanding, end of year	33,500	$ 4.00	-	$ -	-	$ -

The following share purchase warrants were outstanding and exercisable at January 31, 2014:

Number of Warrants	Exercise Price	Expiry Date

33,500	$ 4.00 / $ 5.00	July 8, 2014 / July 8, 2015

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2014 do not include the 33,500 (2013 – nil; 2012 - nil) warrants outstanding and the 2,457,307 (2013 – 2,376,507; 2012 - 2,198,057) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2014	2013	2012

Basic and diluted loss per common share	$ (0.34)	$ (0.09)	$ (0.31)

Weighted average number of common shares outstanding	12,326,701	12,246,029	12,129,481

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

		2014			2013			2012
Paid to a:		Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end

director for investor relations		$ 114,379	$ 418,458	$ -	$ 120,086	$ 220,115	$ 5,733	$ 118,804	$ 364,665	$ 5,350
director for investor relations		132,000	520,830	6,809	132,000	321,482	9,417	132,000	385,081	9,454
director for consulting services	(a)	96,000	534,403	4,739	96,000	340,151	4,619	96,000	385,080	4,621
spouse of a director	(b)	-	274	-	-	4,868	-	312	12,390	-
officer of the company	(c)	30,300	176,073	2,481	30,188	131,055	1,873	30,893	192,403	1,151
owed to a director for expenses		-	-	-	-	-	-	-	-	1,729

		$ 372,679	$ 1,650,038	$ 14,029	$ 378,274	$ 1,017,671	$ 21,642	$ 378,009	$ 1,339,619	$ 22,305

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel includes Directors and Executive officers of the Company.  The share/option based payment amounts (not paid or payable) and compensation paid or payable to key management personnel is as follows:

	2014	2013	2012

Remuneration or fees	$391,679	$397,774	$396,197
Share/option based payments	3,209,488	1,885,863	2,767,055

Total compensation for key management personnel	$3,601,167	$2,283,637	$3,163,252

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2014	2013	2012

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$4,712	$1,645	$158,509
deferred exploration expense recorded as owing to related parties	$4,000	$4,000	$4,000
recorded depreciation expense on property and equipment as Exploration and evaluation assets	$-	$21	$305

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The difference between the “expected” income tax expense and the actual income tax provision are summarized as follow:

	2014	2013	2012

Loss before income taxes	$(4,205,419)	$(1,045,316)	$(3,788,641)
Canadian statutory income tax rate	25.8%	25.0%	26.4%
Computed “expected” income tax expense	(1,084,998)	(261,329)	(1,000,201)

Differences resulting from:
Share/option based payments	856,385	498,905	759,565
Other non-deductible items	1,297	5,424	3,610
Change in enacted rate	(123,684)	-	10,826
Expiry of loss carryforwards	-	-	-
Increase/(decrease) in deferred tax assets not recognized	(351,000)	(243,000)	226,200

Provision for income taxes	$-	$-	$-

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

12.

INCOME TAXES (cont’d)

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2014	2013	2012
Deferred tax assets-Canada

Non-capital loss carry forwards	$2,052,000	$1,745,000	$1,518,000
Mineral property interests and deferred exploration costs	1,323,000	1,272,000	1,723,000
Property and equipment	21,000	28,000	47,000

Total deferred tax asset not recognized	$3,396,000	$3,045,000	$3,288,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2015	$ 438,676
2026	605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862

Total	$ 7,890,461

Deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Year ending January 31,	Amount

2015	55,301

Total	$ 55,301

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2014 was $78,044 (2013 – $67,318; 2012 - $61,973).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2014, 2013 and 2012, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents and accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments are as follows:

	Fair value at January 31, 2014
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,166,771	$ -	$ -
Receivables	6,185	-	-
Reclamation deposits	123,600	-	-

Financial liabilities
Accounts payable and accrued liabilities	39,123	-	-
Amounts owing to related parties	14,029	-	-

	Fair value at January 31, 2013
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,937,979	$ -	$ -
Receivables	14,856	-	-
Reclamation deposits	123,600	-	-

Financial liabilities
Accounts payable and accrued liabilities	49,699	-	-
Amounts owing to related parties	21,642	-	-

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

15.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relates to Goods & Services Tax input tax credits and accrued interest.  Accordingly, the Company views credit risk on receivables as minimal.

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

As at January 31, 2014, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2014 and 2013

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2014.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 29, 2014	Signed:	/s/ “John Plourde”
John Plourde,
President and CEO

