Form 20-F
period 2015-01-31
Pacific Booker Minerals Inc.
filed 2015-05-29
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.      12,363,539

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Index to Exhibits on Page 96

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

The Company’s auditor for the fiscal years of 2015, 2014 and 2013 was MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, Suite 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1.

The Company’s legal advisor is Brian E. Abraham, Q.C., of Dentons Canada LLP, 250 Howe Street 20th Floor, Vancouver, British Columbia, V6C 3R8.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

As used within this Annual Report, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2015, 2014 and 2013 ended January 31 were derived from the financial statements audited by MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2012 and 2011 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2a is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards.

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/15	1/31/14	1/31/13	1/31/12	1/31/11

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($1,714)	($4,205)	($1,045)	($3,789)	($2,120)
Net Income (Loss) Per Share	($0.14)	($0.34)	($0.09)	($0.31)	($0.18)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	12,362	12,327	12,246	12,129	11,780
Working Capital	$361	$1,160	$1,932	$470	$1,529
Mineral Properties	$29,165	$28,931	$28,750	$28,630	$27,497
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$29,719	$30,234	$30,835	$29,266	$29,213
Total Assets	$29,719	$30,288	$30,906	$29,521	$29,596

The Company adopted IFRS effective February 1, 2010.

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/14	$ 1.11	$ 1.16	$ 1.06	$ 1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

Three Months Ended 3/31/13	$ 1.02	$ 1.03	$ 0.98	$ 1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

April 2015		$ 1.26	$ 1.20	$ 1.21
March 2015		1.28	1.24	1.27
February 2015		1.26	1.24	1.25
January 2015		1.27	1.17	1.27
December 2014		1.16	1.13	1.16
November 2014		1.14	1.12	1.14

The exchange rate was $1.21 on April 30, 2015.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2015, the end of the Company’s most recent fiscal year, the Company had a deficit of $35,011,889.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

May 1, 2015 to October 31, 2015	$35,680

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

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2015, the end of the most recent fiscal year, there were 12,363,539 common shares issued and outstanding.

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

On March 12, 2014, the Company announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul, dated January 24, 2014, regarding the opportunity for Pacific Booker to respond to the updated version of the September 20, 2012 Recommendations of the Executive Director report in regards to the Company’s application for an Environmental Assessment Certificate.  At the request of the Company, Klohn Crippen Berger (“KCB”) prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project.  This information should allow the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

On May 23, 2014 the Company’s response to the Working Group comments was submitted to the BC Environmental Assessment Office (“BCEAO”).

On July 4, 2014, the Company’s application for the Environmental Assessment Certificate for the Morrison Copper/Gold Mine Project was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration.

On August 19, 2014 the environmental assessment of the Morrison Copper/Gold project was suspended by the Honourable Mary Polak, Minister of Environment, pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine.  Mt. Polley, operated by Imperial Metals and unrelated to Pacific Booker Minerals, is an open pit copper/gold mine with a developing underground project located in south-central British Columbia.  Under the BC Environmental Assessment Act (“EAA”), the Minister of Environment can suspend an assessment until the outcome of any investigation, inquiry, hearing or other process that is being conducted by the Government of British Columbia and is material to the assessment.

In February 2015, the Company was provided an opportunity to provide comments on the Mount Polley Investigation and Report in relation to the Morrison project, with the comments to be received by March 20, 2015.  The Company submitted a report, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., to the BC Environmental Assessment Office, the Ministry of Energy and Mines and the Ministry of Environment in response to the Mount Polley Independent Technical Review Board Panel Report Recommendations in regards to the Mount Polley TSF Failure.  The report continues to support KCB’s opinion that the Project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  It also states that the design of the Morrison Tailings Storage Facility (“TSF”) uses Best Available Technologies that are appropriate for the site conditions.

On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.  Klohn Crippen Berger Ltd will prepare a response to the comments before the May 8th deadline.

On May 8th, the Company submitted a response to the BC Environmental Assessment Office, the Ministry of Environment and the Ministry of Energy and Mines in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and Pacific Booker’s response to the Report.  The response included a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., which addresses the points raised in the April 2015 letters from the First Nations.

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

During 2005, Noranda amalgamated with Falconbridge and continued as Falconbridge Limited. In August 2006, Falconbridge was acquired by Xstrata Plc.  There were no changes to the Company’s agreement with Noranda/Falconbridge as a result of either merger.

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

•

Geo-Sim Services Inc – to update the NI43-101 compliant Resource Estimate.

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

A Geotechnical and Hydrogeology Drill program was completed, as 15 geotechnical and 16 water monitoring holes were drilled in the proposed impoundment area, the open pit, and the plant site. This concluded the fieldwork, although environmental monitoring continued.

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

In November 2008, the Company and the Lake Babine Nation (“LBN”) signed a Capacity Funding agreement for the LBN to participate in the Environmental Assessment and for community engagement.  In December 2008, in response to an unexpected and allegedly defamatory press release issued by Chief Betty Patrick on October 14, 2008, the Company filed a Statement of Claim against the Lake Babine Nation (“LBN”).  The Company requested a public retraction of the press release but no response was received from the LBN.  In October 2009, in the spirit of cooperation and in consideration of the election of a new Chief and Council, the Company discontinued the legal proceedings. The Company provided the LBN with capacity funding to enable effective consultations in the environmental assessment process, as well as for developing a communications protocol.

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

With the receipt of the positive Feasibility Study, the Company focused its efforts on permitting issues for the planned development of the Morrison project. On May 22, 2009, the British Columbia Environmental Assessment Office ("BCEAO") issued the Final Terms of Reference for an Environmental Assessment Certificate application.  An Application for an Environmental Assessment Certificate was submitted by the Company to the BCEAO on September 28, 2009.  The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.  On October 27, 2009, the EAO issued a letter to the Company accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table which identified information or clarification requests to be addressed by the Company for the Application to progress to the Review stage.  In addition, the Company submitted Licenses and Permits, including Mining Lease (MEMPR), Crown Lease for mineral tenure 520519 (tailings storage facility) (ILMB), Statutory Right-of-Way Crown Land Tenure for a transmission line (ILMB), Occupant License to Cut for the mine site (MOFR), Special Use Permit (MOFR), Road Permits and Road Use Agreements (MOFR),and Forest License to Cut for the transmission line (MOFR), for Concurrent Review with the Application for an Environmental Assessment Certificate.

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

In May 2010, an Addendum to address the deficiencies in the EAC Application was submitted to the BCEAO and accepted for Review in July.  The BCEAO informed the Company that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.

In October and November 2010, the Company responded to the comments and issues raised by the reviewers of the Application and submitted its responses in the Review Response Report.

In December 2010, the Company met with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”) to discuss reviews of tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments and the BCEAO draft Assessment Report.  BCEAO requested that the Company consider changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  The changes were intended to significantly reduce the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.

As per the Project Terms of Reference and Canadian legislation, the Company must devise a Fish Habitat Compensation Plan ("FHCP") to replace fish-bearing and aquatic habitat that will be lost as a result of the Project.  In general, new habitat is required to replace lost habitat at a 2:1 ratio, however the submitted FHCP provides new habitat at a 3:1 ratio.  The Company submitted a FHCP to DFO and EAO on December 8, 2010.

The Lake Babine Nation (“LBN”) completed a Salmon Spawning Survey in October/November 2010.

The LBN completed a study with respect to relocating the Overburden Stockpile from Morrison Point as it was considered to be a barrier to wildlife migration, potentially too close to Morrison Lake with the potential to contribute dust and drainage to the lake which would impact salmon spawning.  As a result, the Overburden Stockpile was relocated inland 700 meters from Morrison Lake.

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

Fiscal 2012 Work

As a result of the December 16, 2010 meeting with the BC Environmental Assessment Office (EAO), and Canadian Environmental Assessment Agency (“CEAA”) the Company proceeded with incorporating the changes into a conceptual design, which was subsequently discussed with the EAO and other reviewers in January and February 2011.  Feedback from these meetings was used prepare a Review Response Report which was submitted to the EAO on March 30, 2011.  The Company also submitted an Application Information Key (“AIK”) identifying the order of precedence by identifying the more current documents that take precedence over prior documents.

EDI Environmental Inc., with participation of the Lake Babine Nation, completed a Moose and Mule Deer winter survey in January 2011 to determine habitat use within the Project area during a typical winter.

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

Considering all the comments received as well as additional data acquired from field work during spring break-up, the Review Response Report Rev. 2 ("RRR Rev. 2") was submitted to the EAO on July 4, 2011 and that the Review period resumed on July 18, 2011

In August 2011, the Company responded to additional questions and provided clarification on commitments coming from the RRR Rev. 2.

In September 2011, the EAO issued copies of their draft Environmental Assessment Report to the Working Group for review.  Subsequent to receiving comments from the Working Group, the EAO determined that it could not come to a conclusion regarding the significance of Project effects.  The EAO, therefore, sought a 3rd party assessment of the Project effects to confirm and inform them.

In September 2011, the Company collected additional baseline and freshet data.  Baseline data was collected for Streams 7, 8 and 10, Morrison Lake, Nakinilerak Lake and leach barrels for ML/ARD.  Additionally salmon spawning study was in process with Lake Babine Nation performing the study.

On November 13, 2011 Robertson Geoconsultants Inc. (RGC) submitted the 3rd party review on Hydrogeology and Water Quality.  They concluded that no additional field work was required and that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for Environmental Assessment Certificate applications of other mining Projects in B.C.  They also concluded that any uncertainties could be addressed by way of sensitivity analysis.

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

On December 16, 2011 the Company met with the EAO, the CEAA, RGC and the Company consultants Klohn Crippen Berger Ltd. and Minesite Drainage Assessment Group to review the scope of work to address the recommendations made in the 3rd party review reports.

On December 21, 2011, the EAO requested that the Company commit to lining the TSF with a geomembrane or equivalent with a permeability of 10-10(m/s).  The Company committed to lining the TSF with an engineered soil barrier and/or geo-membrane with an average permeability of 10-9m/s to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.  The water quality objectives would be developed to the satisfaction of the Permitting agencies.

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

The 3rd Party Review Response Report was provided to RGC and the Ministry of Environment for review.  In addition, the EAO commissioned Dr. Laval of the University of British Columbia (UBC) to review the results of the Lake Effects section of the 3rd Party Review Response Report completed by Dr. Lawrence of UBC.

The result of the review of the 3rd Party Review Response Report was a request by EAO to provide Tailings Storage Facility (TSF) seepage estimates for a full geo-membrane liner.  In addition the EAO commented that BCWQG are the objectives that Company should be striving to achieve, and that is the EAO’s strong first preference.

Fiscal 2013 Work

On March 19, 2012, the Company announced that it had published a Notice for an Application for a Mining Lease, as required under Section 42(1)(c) of the Mineral Tenure Act.  The mineral claims subject to the mining lease application are Tenure Numbers 625123, 625143, 625183, surveyed by Mark McGladrey, BCLS, whose field notes and plans have been approved by the Surveyor General.

On April 27, 2012, the Company submitted a 3rd Party Review Response Report - Addendum 1, which provided the results of lining the TSF with a geo-membrane liner; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.

As a result of the Company' responses to the 3rd Party Review, the Company received a revised draft copy of the EAO’s Assessment Report.  The Company completed a review of the draft assessment report and provided comments to the EAO for consideration and prepared an updated Project Description, Key Commitments (Conditions) List and Tracking Tables to accompany the EAO’s Assessment Report.

On July 9, 2012, the Company provided comments to the Canadian Environmental Assessment Agency (CEAA) on a draft Comprehensive Study Report (“CSR”).

On July 23, 2012, the Company announced that it was in receipt of a Memorandum of Understanding (MOU) with the Lake Babine Nation.

In August 2012, the Company was informed by the BCEAO that the timing for referral to the Minister of Environment, and the Minister of Energy and Mines would take place on August 20, 2012.  On August 13, 2012, the Company submitted its’ final response to the BCEAO with respect to the Environmental Assessment Application.

The referral documents, consisting of the Final Environmental Assessment Report (Schedule A, Certified Project Description and Schedule B, Table of Conditions) and the Environmental Assessment Certificate #M12-01 (to be signed by the Ministers), were submitted to the Ministers on August 21, 2012.  The Company received a copy of the referral documents on August 27, 2012.

On August 29th, the Company announced that the BCEAO had completed the Review Stage of the Morrison Copper/Gold Project and submitted their referral documents to the Minister of Energy and Mines and the Minister of Environment.

On August 30, 2012, the Canadian Environmental Assessment Agency (“CEAA”) informed the Company that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and was planning to have a second draft prepared for the Company's comments during the week of September 4, 2012.

On October 1, 2012, the Minister of Energy, Mines and Natural Gas, and the Minister of Environment had decided to refuse to issue an EA certificate for the Project as proposed.

On October 30, 2012, the Company was advised by the CEAA that due to the refusal of the BC Environmental Assessment Certificate, CEAA was requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified.

On October 31, 2012, the Company responded to the Ministry of Environment rejection of the Company’s Application for an Environmental Assessment Certificate addressing the factors that were considered by the Ministers in reaching their decision, (as per the e-mail from the Minister of Environment received October 1, 2012) and emailed to the appropriate ministers and posted on the Company’s website.

Between the November 1st and the end of the fiscal year, the Company provided various updates and information in regards to the Environmental Assessment process and decision.

On November 8th, the Company clarified information in regards to the Salmon population in Morrison Lake, stating that the Morrison Copper/Gold Project is not located within the Skeena River headwaters.

On November 20th, the Company released information on the plan to line the Tailings Storage Facility.

On November 22nd, the Company commented on the Ministry of Energy and Mines (“MEM”) expressed concerns with respect to the Company’s compliance with the Provincial Metal Leaching/Acid Rock Drainage (“ML/ARD”) Policy.

On November 28th, the Company provided information on the effects of the project on the Morrison Lake Water Quality

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

On December 19th, the Company released information on the conclusions of the Canadian Environmental Assessment Agency on the Morrison project.  The BCEAO Executive Director’s report stated the position of the Federal Agencies.  It summarized that “CEAA considers that the issues examined by its agencies have been addressed through project design, mitigation measures and other commitments agreed to by the Proponent.  CEAA has produced a draft Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects.”  The CEAA draft Comprehensive Study Report, September 2012, concluded that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners.  As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concludes that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.  No significant adverse biological, physical, or human health effects are predicted.  Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning.  Taking into account the above, including proposed mitigation measures and proponent commitments; the Agency concludes that the Project is not likely to cause significant adverse environmental effects.”

On January 9, 2013, the Company released some information on the extent of work completed during the Morrison Copper/Gold Project Environmental Assessment period.

On January 16th, the Company repeated the 2009 Feasibility Study Results.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

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

In March 2013, the Company, through its counsel at Hunter Litigation Chambers, filed two separate requests to the Environmental Assessment Office (“EAO”), the Ministry of the Environment (“MOE”) and the Ministry of Energy, Mines, and Natural Gas (“MEM”) to access records under the Freedom of Information and Protection of Privacy Act.  The purpose of these requests was to obtain further information regarding the government's decision to deny Pacific Booker's application for an Environmental Assessment Certificate in connection with the proposed Morrison Copper/Gold Mine.  The first request was for a copy of a report containing the recommendations of the Executive Director of the EAO, as submitted by the EAO to the MOE and the MEM on or about August 21, 2012 (as well as any subsequent or revised versions of the Recommendations).  The EAO provided a copy of the August 21, 2012 Executive Director's Recommendations as per the request.  In contrast, the MOE responded to the first request on April 8, 2013 and advised that no records were located in response to the request.  Pacific Booker's second freedom of information request was for: (1) all documents submitted by the EAO to the MOE and/or the MEM between August 1, 2012 and October 1, 2012; and (2) all documents relating to the denial of Pacific Booker’s application for an environmental assessment certificate.  On April 9, 2013, the MOE again advised the Company that no records were located in response to the request.

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

On August 7, 2013, the Company was in British Columbia Supreme Court challenging a decision announced by the provincial government on October 1, 2012 to turn down its proposed Morrison Copper/Gold Mine.  The Company stated that it believes the government erred in overlooking conclusions in their own 206-page comprehensive assessment report dated August 21, 2012.  That report stated that, based upon successful implementation of mitigation measures and legally-binding conditions, the Environmental Assessment Office “is satisfied that the proposed Project is not likely to have significant adverse effects.”  The comprehensive assessment report also concluded that the First Nations consultation process was “carried out in good faith,” was “appropriate and reasonable in the circumstances,” and was sufficient to “maintain the honour of the Crown.”  The Executive Director of the Environmental Assessment Office rejected the conclusions of his office's comprehensive assessment report and recommended that the Morrison Copper/Gold Mine not be approved.  The Executive Director's recommendation was based in part on a new “risk versus benefit” test introduced after the assessment report was completed, and which the Company was not given any opportunity to address.  This test was not included in the Terms of Reference established for the environmental assessment, was not applied previously to other projects and has not been consistently applied since the negative decision regarding the Morrison Copper/Gold Mine project.  The Company believed this fails to meet the requirements of procedural fairness.

The Company announced on August 14, 2013, that the hearing in the British Columbia Supreme Court before Justice Kenneth Affleck, Q.C. had lasted two and a half days.  During the hearing, oral submissions were made by lawyers for the Company, for the Government, for the Lake Babine Nation, and for the Hereditary Chiefs of the Gitxsan Nation.  The Company is seeking an order setting aside the government's decision and remitting it back to the government for reconsideration.  At the conclusion of the hearing, Justice Affleck reserved judgment.

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

On July 18, 2013, the Company received an envelope in the mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office in respect of Pacific Booker's application for an Environmental Assessment Certificate for the Morrison Copper/Gold Mine.  The Company had not previously seen the draft Recommendations and was not aware that this document existed.  This document was submitted to the BC Supreme Court on July 18, 2013 as Affidavit #4 of Erik A. Tornquist.

On December 19, 2013, the Company announced that the Court Transcript related to Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, is available on the Company’s website.  The decision document is available online at the British Columbia court’s website.

On January 13, 2014, the Company announced that the 30 day period for the BC Government to challenge the December 9, 2013 BC Supreme Court decision had ended without challenge from the BC Government.  The application will be remitted to the current Ministers for reconsideration.  The Company and the interveners will be entitled to be provided with a copy of the recommendations, if any, sent to the Ministers and will be entitled to provide a written response to the recommendations in advance of a further decision.

Fiscal 2015 Work

On March 12, 2014, the Company announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office, Doug Caul, dated January 24, 2014, regarding the opportunity for Pacific Booker to respond to the updated version of the September 20, 2012 Recommendations of the Executive Director report in regards to the Company’s application for an Environmental Assessment Certificate.

At the request of the Company, Klohn Crippen Berger (“KCB”) prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project.  This information should allow the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

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

On March 28th, the Company was advised by letter from Associate Deputy Minister and Executive Director of the BCEAO, Doug Caul that a two-week extension (to April 25, 2014) to the deadline for the members of the Working Group to submit their responses to the response prepared by Klohn Crippen Berger and the Company.  The Company was also advised that following receipt by EAO, any responses from the Working Group will be provided to the Company and the Company would have 20 days from the receipt of those comments to reply.

On or about April 25th, the responses received from the Working Group were posted on the Project Information website.

On April 29th, the Company was advised by letter that the second phase of the reconsideration process was complete.  The Company was given until May 20, 2014 to provide a reply to any new comments or evidence by the Aboriginal groups and the Working Group and that following receipt of the reply that all parties would be contacted and provided with a outline of the process and procedure for referral to the Honourable Mary Polak, Minister of Environment and the Honourable Bill Bennett, Minister of Energy and Mines.

On May 20th, the Company requested a 3 day extension (to May 23rd) to the submission date.

On May 23rd, the Company submitted it’s response to the Working Group comments received on April 29, 2014.  The letter from the Company states “our technical response is contained in the enclosed report prepared by KCB with support from a number of Technical Experts.  This letter will provide more general comments on the process to date and the relevant questions for your consideration.”  It also states that “the Morrison Copper/Gold Project is located in a resource development area (not a protected area) within the Morice Land and Resource Management Plan, a component of British Columbia's land use strategy and signed by the BC Government in May 2007, which supports economic activities such as mining and forestry.  It clearly states that mining is an encouraged economic activity in the region.  Also, the Lake Babine Nation's 5-year Economic Development Plan, March 2012, supports mining within its' Traditional Territory.”  The letter also commented that “The consistent theme is that the reviewers seem to want absolute certainty on all environmental matters before a Certificate can be issued.  This represents a misunderstanding of the environmental assessment process and should not be allowed to influence your recommendation to the Ministers” and “many of the reviewers have taken the position that there are "uncertainties" that should lead to the denial of the Certificate.  Very few things in life are absolutely certain, and decisions of this nature cannot be made on the basis of certainty but rather on the best independent scientific evidence of likelihood and consequence.”  The EAO Assessment Report demonstrates that the Company's mitigation plan is sound and that there are no significant adverse effects.  None of the comments by the current reviewers provide any new information to contradict this finding.  PBM's Application was prepared by Qualified Professionals and the Company wishes to express a concern that some reviewers of PBM's submission to the September 2012 Reasons and Recommendation of the Executive Director may not be impartial reviewers, may not have reviewed all available documents and may not have exercised due care and attention in reviewing documents.

The Morrison Copper/Gold Mine as proposed would bring significant economic benefits including employment during construction and operation.  PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM will construct and operate the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

The letter accompanying the technical response, prepared by KCB states “The document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by reviewers of the Morrison Copper/Gold Project EAO Decision Response Document (KCB 2014).  These comments were received from the Working Group members and associated parties.  This report is provided on behalf of Pacific Booker Minerals Inc. who requested the opportunity to respond to the comments received.

On July 16th, the Company announced that PBM had received a letter from the Associate Deputy Minister and Executive Director of the BCEAO, Doug Caul, advising that the Company’s application for the EAC for the Morrison Copper/Gold Mine Project was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration on July 4, 2014.  The letter stated that the 45 day timeline for a decision by the Ministers, subject to any extensions, will continue to be applied.

On August 19th, the Company announced that the Honourable Mary Polak, Minister of Environment, had suspended the environmental assessment of the Morrison Copper/Gold project pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine, which was announced on August 18th by the Minister of Energy and Mines, the Honourable Bill Bennett.

Under the BC Environmental Assessment Act (“EAA”), the Minister of Environment can suspend an assessment until the outcome of any investigation, inquiry, hearing or other process that is being conducted by the Government of British Columbia and is material to the assessment.

In November, the Company entered into a consulting agreement with The Progressive Group to provide strategic communications counsel on political and public policy and to provide advice on those matters.  The agreement with the Progressive Group ended at the end of February.

The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.  One of the seven recommendations in the report was that future permit applications for a TSF should be based on a bankable feasibility study.

On February 11th, the Company announced that it had conducted geotechnical site investigations during 2006 and 2007 on the TSF (Tailings Storage Facility).  The Site investigations included approximately 20 drill holes, 9.5 km of geophysical survey lines and over 15 test pits, along with geotechnical and hydrogeological testing consistent with good practice for a Feasibility Study and environmental application.  In 2009, Klohn Crippen Berger prepared a Geotechnical Feasibility Study design of the tailings storage facility, mine waste rock dump, low grade ore stockpile, and the associated facilities.  The design covered the geotechnical, water management and civil aspects of the works.

Anticipated Fiscal 2016 Work

On February 26th, the Company announced that it had received a letter from Doug Caul, Associate Deputy Minister, BC Environmental Assessment Office in which he provided PBM an opportunity to provide comments on the Mount Polley Investigation and Report in relation to the Morrison project by March 20, 2015.  He asked that PBM focus their comments on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility and that it is not necessary to reiterate the submissions made previously regarding the Morrison project.  Mr. Caul advised PBM that he had committed to providing that same opportunity to the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.  He also stated “any materials provided by them will be forwarded to you, with a short opportunity to respond.  The same opportunity to respond to your submissions will be provided to Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.”

On March 23rd, the Company announced that it had submitted a report to the BCEAO, the Ministry of Energy and Mines and the Ministry of Environment in response to the Mount Polley Independent Technical Review Board Panel Report Recommendations in regards to the Mount Polley TSF Failure.  The report, prepared by Harvey McLeod of Klohn Crippen Berger Ltd (“KCB”), continues to support KCB’s opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  It also states that the design of the Tailings Storage Facility (“TSF”) uses Best Available Technologies that are appropriate for the site conditions.  The Company’s letter and the KCB report have been posted on the Company’s website.

On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.

On May 4th, the Company announced that before the May 8th deadline, Klohn Crippen Berger Ltd will prepare a response to the comments posted on the BCEAO e-PIC website on April 20th.

On May 8th, the Company submitted a response to the BC Environmental Assessment Office, the Ministry of Environment and the Ministry of Energy and Mines in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and Pacific Booker’s response to the Report.  The response includes a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., which addresses the points raised in the April 2015 letters from the First Nations.  The letters have been posted on the Company’s website.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2016 will be CDN$250,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

Hearne Hill Property

The Hearne Hill property lies adjacent to the Company’s Morrison project as described above. Hearne Hill is represented by various mineral claims covered by the Mineral Tenure Act which were acquired from Arms-length individuals.  The Company has a 100% interest in the Hearne Hill property, subject to a 4% NSR.

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

Item 5.

Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2015 and 2014.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.27 as of January 31, 2015.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2015, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2015 vs. Year Ended 1/31/2014

The net loss for the year ended January 31, 2015 was ($1,713,748), or ($0.14) per share, compared to a loss of ($4,205,419), or ($0.34) per share for the year ended January 31, 2014.  The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) to ($1,122,168) compared to ($3,319,321) in the prior year, with the decrease due to no stock options granted during the year, a decrease in Professional fees from ($231,006) to ($59,299), reflecting the cost for the legal council in the EAC matter during the prior year; and a decrease in Office Rent from ($85,672) to ($81,785); and a decrease in Travel costs from ($31,847) to ($21,385), reflecting the decrease in activity since the denial in October 2012; and an increase in Shareholder information and promotion costs from ($108,976) to ($130,938), due to the Company contracting a firm to provide assistance in resolving the EAC issues; and a decrease in Investor relations fees from ($246,379) to ($132,000), reflecting the decrease in total fees paid during the current year; and a decrease in Telephone costs from ($13,834) to ($6,284), reflecting a new price agreement for services; and a decrease in Depreciation from ($8,857) to ($6,220); a decrease in Filing and Transfer agents fees to ($68,635) from ($73,570), due to the filing fees for news releases; a decrease in Finance income from $1,217 to $963, due to the reduction in funds held in term deposits; an increase in Office and miscellaneous from ($65,738) to ($71,250), reflecting increased IT costs and the ending of a service agreement for a copier; a decrease in Directors’ fees from ($19,000) to ($15,000); and a decrease in the loss on Foreign exchange from ($1,217) to a gain of $253.

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

The Company has determined that it has no restoration obligations as at January 31, 2015.

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

(h)

Loss per share

The weighted average number of common shares outstanding for the period ended January 31, 2015 do not include the 28,000 (2014 – 33,500) warrants outstanding and the 2,457,307 (2014 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2015, the end of the most recent fiscal year, was $361,437.  Subsequent to the year end through May 25, 2015, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or the exercise of warrants.  The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2016 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $250,000 for the ongoing work on the Morrison project and fiscal 2016’s estimated General and Administrative expenses of $675,000 (of which approximately $65,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2016, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2016 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2011	None	Nil	Nil	Nil

2012	None	Nil	Nil	Nil

2013	None	Nil	Nil	Nil

2014	Private Placement	70,000	$ 4.00	$280,000

2015	None	Nil	Nil	Nil

Year Ended January 31, 2015

The Company’s Working Capital as of January 31, 2015 was $361,437.  During the year, Operating Activities used cash of ($582,847).  In addition to the fiscal year’s net loss of ($1,713,748), other non-cash charges included Share-based payments expense of ($1,122,168) and Amortization of ($6,220).  Changes in non-cash working capital items included decrease in Receivables of ($238), decrease in amounts owing to related parties of ($64), increase in Prepaids and Deposits of ($163), and increase in Accounts Payable and Accrued Liabilities of ($2,502).  Investing Activities used cash of ($237,378), which included cash used for Deferred Exploration of ($236,149), and purchase of Equipment, Vehicles or Furniture of $1,229.  Financing Activities provided cash of $22,000, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 5,500 common shares pursuant to exercise of warrants for proceeds of $22,000.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2015 and 2014. The value of the Canadian Dollar in relationship to the US Dollar was $1.27 as of January 31, 2015.

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

The Company leases its Vancouver office, which runs through October 31, 2015.

Table No. 5

Contractual Obligations

As of February 1, 2015

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$54,330	$54,330	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.

Directors, Senior Management and Employees

Table No. 6 lists as of May 25, 2015 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 26, 2014, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson, Mark Gulbrandson, and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	59	June 24, 2005
William Deeks	82	March 17, 1997
Mark Gulbrandson	62	June 24, 2005
John J. Plourde	72	December 30, 1999
Dr. Dennis Simmons	63	November 29, 2006
Erik Tornquist	67	June 24, 2005
William F. Webster	71	June 24, 2005

Table No. 7 lists, as of May 25, 2015, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	72	December 16, 2013
Ruth Swan	Chief Financial Officer	58	April 20, 2006

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

At the Company’s Annual General Meeting of Shareholder’s held on June 26, 2014, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2014 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2015 2014 2013	None None None	0 320,300 25,000	$2,500 None None	None $114,379 (1) $120,086 (1)

John Plourde, Current CEO, President Director	2015 2014 2013	None None None	0 375,975 50,000	None None None	$132,000 (2) $132,000 (2) $132,000 (2)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2015 2014 2013	None None None	0 126,457 16,200	N/A N/A	$ 28,335 (3) $ 30,300 (3) $ 30,188 (3)

William Deeks Chairman and Director	2015 2014 2013	None None None	0 270,900 25,000	$3,500 $5,000 $5,000	None None None

Mark Gulbrandson, Director	2015 2014 2013	None None None	0 270,900 25,000	$2,500 $4,000 $4,500	None None None

Dr. Dennis Simmons, Director	2015 2014 2013	None None None	0 370,900 25,000	$3,000 $5,000 $5,000	None None None

Erik Tornquist, Director	2015 2014 2013	None None None	0 380,975 55,000	None None None	$ 96,000 (4) $ 96,000 (4) $ 96,000 (4)

William Webster, Director	2015 2014 2013	None None None	0 270,900 25,000	$3,500 $5,000 $5,000	None None None

(1)	The “Other Compensation” for Gregory Anderson, Former President and CEO and Current Director, is for investor relations services performed for the Company.
(2)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(3)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(4)	The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project.

No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 14, 2015, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	836,854	6.57%
Common	Ruth Swan (2)	141,565	1.13%
Common	Gregory Anderson (3)	429,829	3.40%
Common	William Deeks (4)	380,445	3.01%
Common	Mark Gulbrandson (5)	401,992	3.18%
Common	Dennis Simmons (6)	644,188	5.06%
Common	Erik Tornquist (7)	525,735	4.13%
Common	William Webster (8)	308,960	2.45%

	Total Directors/Officers	3,669,568	24.88%

(1)	Of these shares, 375,975 represent currently exercisable share purchase options.
(2)	Of these shares, 126,457 represent currently exercisable share purchase options.
(3)	Of these shares, 320,300 represent currently exercisable share purchase options.
(4)	Of these shares, 270,900 represent currently exercisable share purchase options.
(5)	Of these shares, 270,900 represent currently exercisable share purchase options.
(6)	Of these shares, 370,900 represent currently exercisable share purchase options.
(7)	Of these shares, 380,975 represent currently exercisable share purchase options.
(8)	Of these shares, 270,900 represent currently exercisable share purchase options.

#   Based upon 12,363,539 shares outstanding as of May 14, 2015 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.

Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 14, 2015, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	859,854	6.57%
Common	Dennis Simmons (2)	644,188	5.06%

(1)	Of these shares, 375,975 represent currently exercisable share purchase options.
(2)	Of these shares, 370,900 represent currently exercisable share purchase options.

Based on 12,363,539 shares outstanding as of May 14, 2015 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, former President, CEO and current Director, was paid $Nil in fiscal 2015 (2014 - $114,379; 2013 - $120,086) for investor relations activities.

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2015 (2014 - $132,000; 2013 - $132,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $96,000 in fiscal 2015 (2014 - $96,000; 2013 - $96,000) for consulting services on the Morrison Project.

Item 8.

Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2015.

Item 9.

Offer and Listing of Securities

As of January 31, 2015, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,363,539 common shares issued and outstanding as of May 25, 2015.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2015, the shareholders' list for the Company's common shares showed 102 registered shareholders, including depositories, and 12,363,539 shares issued and outstanding.  Of the total shareholders, 65 are resident in Canada holding 8,492,428 common shares representing 68.69% of the total shares outstanding; 37 shareholders are resident in the United States holding 3,871,111, or 31.31% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2015	$ 6.00	$ 4.80	$ 5.20
March 2015	6.90	5.00	6.00
February 2015	6.90	5.67	6.90
January 2015	5.89	4.13	5.69
December 2014	4.79	3.65	4.46
November 2014	4.40	3.75	3.84

Three Months Ended 4/30/15	$ 6.90	$ 4.80	$ 5.20
Three Months Ended 1/31/15	5.89	3.65	5.69
Three Months Ended 10/31/14	5.10	3.35	3.75
Three Months Ended 7/31/14	5.95	4.65	4.95

Three Months Ended 4/30/14	$ 6.94	$ 5.25	$ 5.75
Three Months Ended 1/31/14	8.38	3.85	6.93
Three Months Ended 10/31/13	5.24	3.82	4.25
Three Months Ended 7/31/13	5.10	2.45	4.55

Three Months Ended 4/30/13	$ 5.31	$ 4.06	$ 4.36
Three Months Ended 1/31/13	8.54	3.71	5.50
Three Months Ended 10/31/12	14.95	2.80	4.00
Three Months Ended 7/31/12	13.89	10.66	12.74

Three Months Ended 4/30/12	$ 15.00	$ 8.11	$ 11.05
Three Months Ended 1/31/12	9.59	7.60	9.25
Three Months Ended 10/31/11	10.00	7.10	8.50
Three Months Ended 7/31/11	8.65	6.90	8.53

Fiscal Year Ended 1/31/15	$ 6.98	$ 3.35	$ 5.69
Fiscal Year Ended 1/31/14	8.38	2.45	6.93
Fiscal Year Ended 1/31/13	14.95	2.80	5.50
Fiscal Year Ended 1/31/12	10.00	6.90	9.25
Fiscal Year Ended 1/31/11	10.12	5.80	9.05

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (formerly the NYSE Amex) for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years

Table No. 11b

NYSE MKT Stock Exchange

Common Shares Trading Activity

	- Sales -
	United States Dollars
Period	High	Low	Close

April 2015	$ 4.73	$ 4.05	$ 4.30
March 2015	5.60	4.30	4.85
February 2015	5.76	4.37	5.25
January 2015	4.85	3.54	4.47
December 2014	3.99	3.19	3.94
November 2014	3.77	3.28	3.51

Three Months Ended 4/30/15	$ 5.76	$ 4.05	$ 4.30
Three Months Ended 1/31/15	4.85	3.19	4.47
Three Months Ended 10/31/14	4.80	3.11	3.50
Three Months Ended 7/31/14	5.52	4.06	4.59

Three Months Ended 4/30/14	$ 6.69	$ 4.79	$ 4.90
Three Months Ended 1/31/14	8.20	3.44	6.17
Three Months Ended 10/31/13	5.49	3.73	4.09
Three Months Ended 7/31/13	4.95	1.71	4.50

Three Months Ended 4/30/13	$ 5.28	$ 3.95	$ 4.19
Three Months Ended 1/31/13	8.96	3.75	5.35
Three Months Ended 10/31/12	15.30	2.95	3.98
Three Months Ended 7/31/11	14.10	10.18	12.45

Three Months Ended 4/30/12	$ 15.40	$ 8.12	$ 11.44
Three Months Ended 1/31/12	9.23	7.45	9.11
Three Months Ended 10/31/11	10.10	6.98	8.55
Three Months Ended 7/31/11	10.25	7.20	9.05

Fiscal Year Ended 1/31/15	$ 6.69	$ 3.11	$ 4.47
Fiscal Year Ended 1/31/14	8.20	1.71	6.17
Fiscal Year Ended 1/31/13	15.40	2.95	5.35
Fiscal Year Ended 1/31/12	10.25	7.20	9.11
Fiscal Year Ended 1/31/11	10.75	5.07	9.00

Table No. 12 lists, as of May 25, 2015, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
28,000	$5.00	July 8, 2015

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

During Fiscal 2015, ended January 31, 2015, the Company issued 5,500 common shares pursuant to the exercise of warrants for proceeds of $22,000, and issued no common shares pursuant to the exercise of stock options.  There were no private placements completed during Fiscal 2015.

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

At the Company’s Annual General and Special Meeting held on June 26, 2014, Shareholders approved a new Stock Option Plan dated 2014 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,471,607 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 25, 2015, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	315,300 5,000	315,300 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

John Plourde, President, CEO and Director	348,700 27,275	348,700 27,275	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Ruth Swan, Chief Financial Officer	122,957 3,500	122,957 3,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Deeks, Director	265,900 5,000	265,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Mark Gulbrandson, Director	265,900 5,000	265,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Dennis Simmons, Director	365,900 5,000	365,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Erik Tornquist, Director	353,700 27,275	353,700 27,275	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Webster, Director	265,900 5,000	265,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Total Officers and Directors (8 persons)	2,387,307
Total Employees and Consultants (2 persons)	70,000
Total Officers/Directors/Employees And Consultants	2,457,307

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2014 Stock Option Plan dated June 26, 2014

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2014 Stock Option Plan, which has been filed as an exhibit to this 20-F Annual Report.

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

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2015.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2015.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.

Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Accountants, for Fiscal 2015, 2014, and 2013.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2015	Fiscal Year Ended January 31, 2014	Fiscal Year Ended January 31, 2013

Audit Fees	$ 22,500	$ 30,000	$ 30,500
Audit Related Fees	Nil	Nil	14,000
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 22,500	$ 30,000	$ 44,500

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

Item 18.

Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2015 and 2014.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 19.

Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated April 29, 2015

Balance Sheets at January 31, 2015 and January 31, 2014

Statements of Operations for the years ended January 31, 2015, 2014, and 2013.

Statements of Cash Flows for the years ended January 31, 2015, 2014, and 2013.

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
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Other documents Copy of Stock Option Plan dated June 26, 2014 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2015

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 33

- 99 -

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

The majority of the Board of Directors and the Audit Committee is composed of Directors who are neither management nor staff of Pacific Booker Minerals Inc.  The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of Pacific Booker Minerals Inc.’s external auditors.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders at the annual meeting to audit the financial statements and report directly to them via their report which follows.  The external auditors have full and free access to meet periodically (and separately with) the Audit Committee and management to discuss the audit findings.

The Board of Directors have identified areas of material uncertainty related to events or conditions that may cast doubt about the ability of the Company to continue as a going concern.  Management believes that there are no material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.  The preparation of these financial statements on a going concern basis remains appropriate, and we draw the reader’s attention to Note 2 (b) in the financial statements which discusses the Company’s ability to continue as a going concern.

April 29, 2015

“John Plourde”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2015 and January 31, 2014 and the statements of comprehensive loss, changes in equity and cash flows for each of the each of the years in the three year period ended January 31, 2015, and the related notes, which comprise significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2015 and January 31, 2014 and its financial performance and its cash flows for each of the years in the three year period ended January 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 29, 2015
Vancouver, Canada	Chartered Accountants

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2015 AND 2014

	January 31, 2015	January 31, 2014

ASSETS

Current assets
Cash and cash equivalents	$ 368,546	$ 1,166,771
Receivables	5,947	6,185
Prepaid expenses and deposits	40,739	40,576

	415,232	1,213,532

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,332,871	24,098,517
Equipment, vehicles and furniture (Note 7)	14,418	19,409
Reclamation deposits	123,600	123,600

Total assets	$ 29,718,621	$ 30,287,558

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,830	$39,123
Amounts owing to related parties (Note 10)	13,965	14,029

	53,795	53,152

Shareholders' equity
Share Capital (Note 8)	49,902,704	49,880,704
Contributed surplus (Note 8)	14,774,011	13,651,843
Deficit	(35,011,889)	(33,298,141)

	29,664,826	30,234,406

Total liabilities and shareholders’ equity	$ 29,718,621	$ 30,287,558

Approved by the Board of Directors and authorized for issue on April 29, 2015:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015, 2014 AND 2013

	2015	2014	2013

OPERATING EXPENSES
Consulting fees - Option based payments (Note 8)	$ 205,493	$ 643,962	$ 445,039
Depreciation	6,220	8,857	13,319
Directors fees	15,000	19,000	19,500
Directors fees - Option based payments (Note 8)	541,157	1,559,724	873,060
Filing and transfer agent fees	68,635	73,570	70,049
Foreign exchange (gain) loss	(253)	1,556	1,152
Finance income	(963)	(1,217)	(3,960)
Gain on settlement of litigation	-	-	(1,800,000)
Investor relations – related party (Note 10)	132,000	246,379	252,086
Investor relations fees - Option based payments (Note 8)	317,740	939,288	541,597
Loss on disposal of fixed asset	-	880	-
Office and miscellaneous	71,250	65,738	63,708
Office rent	81,785	85,672	99,203
Professional fees (Note 10)	59,299	231,006	136,207
Professional fees - Option based payments (Note 8)	57,778	176,073	131,055
Shareholder information and promotion	130,938	108,976	117,617
Telephone	6,284	13,834	18,872
Travel	21,385	31,847	44,639
Wages and benefits	-	-	17,305
Wages and benefits - Option based payments (Note 8)	-	274	4,868

Loss from operations	(1,713,748)	(4,205,419)	(1,045,316)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	(1,713,748)	(4,205,419)	(1,045,316)

Basic and diluted loss per share (Note 9)	$ (0.14)	$ (0.34)	$ (0.09)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2015, 2014 AND 2013

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2012	12,201,289	$ 48,727,168	$ 8,586,499	$ (28,047,406)	$ 29,266,261
Exercise of stock options	85,250	617,940	-	-	617,940
Option based payments	-	249,596	1,746,023	-	1,995,619
Net loss for the year	-	-	-	(1,045,316)	(1,045,316)

Balance, January 31, 2013	12,285,539	$ 49,594,704	$ 10,332,522	$ (29,092,722)	$ 30,834,504
Private Placement	70,000	280,000	-	-	280,000
Exercise of warrants	1,500	6,000	-	-	6,000
Option based payments	-	-	3,319,321	-	3,319,321
Net loss for the year	-	-	-	(4,205,419)	(4,205,419)

Balance, January 31, 2014	12,358,039	$ 49,880,704	$ 13,651,843	$ (33,298,141)	$ 30,234,406
Exercise of warrants	5,500	22,000	-	-	22,000
Option based payments	-	-	1,122,168	-	1,122,168
Net loss for the year	-	-	-	(1,713,748)	(1,713,748)

Balance, January 31, 2015	12,363,539	$ 49,902,704	$ 14,774,011	$ (35,011,889)	$ 29,664,826

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015, 2014 AND 2013

	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (1,713,748)	$ (4,205,419)	$ (1,045,316)
Items not affecting cash:
Depreciation	6,220	8,857	13,319
Option based payments	1,122,168	3,319,321	1,995,619

Changes in non-cash working capital items:
(Increase)/decrease in receivables	238	8,671	23,148
(Increase)/decrease in prepaids and deposits	(163)	9,664	(10,839)
Increase/(decrease) in accounts payable and accrued liabilities	2,502	(13,642)	(25,444)
Increase/(decrease) in amounts owing to related parties	(64)	(7,613)	(663)

Net cash provided by/(used in) operating activities	(582,847)	(880,161)	949,824

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	22,000	286,000	617,940

Net cash provided by financing activities	22,000	286,000	617,940

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(236,149)	(177,927)	(276,507)
Disposal/(purchase) of equipment, vehicles or furniture	(1,229)	880	(649)

Net cash used in investing activities	(237,378)	(177,047)	(277,156)

Change in cash and cash equivalents during the year	(798,225)	(771,208)	1,290,608

Cash and cash equivalents, beginning of year	1,166,771	1,937,979	647,371

Cash and cash equivalents, end of year	$ 368,546	$ 1,166,771	$ 1,937,979

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations under IFRS for years ended January 31, 2015, 2014 and 2013 and financial position as at January 31, 2015 and 2014.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2015 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on April 29, 2015.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against a “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the next fiscal year and anticipates proceeds from the exercise of options and warrants to ensure the Company’s financial resources.

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

	2015	2014	2013

Working capital	$ 361,437	$ 1,160,380	$ 1,931,734
Loss for the year	(1,713,748)	(4,205,419)	(1,045,316)
Deficit	(35,011,889)	(33,298,141)	(29,092,722)

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

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected by that revision.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements (cont’d)

The key sources of uncertainty in the accounting estimates that may have a significant risk of causing a material adjustment to previously recognized estimated items in the financial statements are as follows:

(i)

Taxes

Provisions for income tax liabilities and assets are calculated using the best estimate of the tax amounts prepared by knowledgeable persons, based on an assessment of relevant factors.  The Company reviews the adequacy of the estimate at the end of the reporting period.  It is possible that at some future date, an additional liability or asset could result from audits by the taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will be reflected in the tax provisions in the current period when such determination is made.

(ii)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (please see Note 2(b)).

(f)

Key sources of estimation uncertainty

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment as described in Note 3(d), if there are events or changes in circumstances that indicate that the recorded carrying values of the assets may not be recoverable at every reporting period.  Such indicators include changes in the Company’s business plans affecting the asset use and anticipated life and evidence of current physical damage.

(ii)

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

2.

BASIS OF PRESENTATION (cont’d)

(f)

Key sources of estimation uncertainty (cont’d)

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

At January 31, 2015, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(iv)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  The Company is required to have a bond in place in an amount determined by the provincial government to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit asset on the statement of financial position.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of comprehensive loss.

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the fair market value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

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

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether or not there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset which had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

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

The recoverable amount of an asset (or cash-generating unit) is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)

Restoration and close down provision

The Company is required to have a bond in place in an amount determined by the Ministry of Mines to provide for the costs of reclamation of the site disturbances.  This bond shows as Reclamation deposit in the assets on the statement of financial position.  The reclamation obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the project location.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.  Additional disturbances or changes in restoration obligations will be recognized when they occur.

The Company has determined that it has no additional restoration obligations as at January 31, 2015.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the prior allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Option based payments

The Company has an equity settled option to purchase shares plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the grant date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Loss per share

The weighted average number of common shares outstanding for the year ended January 31, 2015 does not include the 28,000 (2014 – 33,500) warrants outstanding and the 2,457,307 (2014 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial instruments

All financial instruments must be recognised, initially, at fair value on the statement of financial position.  Subsequent measurement of the fair value of the financial instrument is based on their initial classification in one of the listed categories.  FVTPL has a subcategory classified as “held for trading” where financial assets acquired for the purpose of short-term profit taking are categorized.  Unrealized gains and losses on held for trading instruments are recognised in earnings.

The Company has classified each financial instrument into the following categories:

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL (Fair value through profit or loss)
Receivables	Loans and receivables
Reclamation deposit	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Amounts owing to related parties	Other liabilities

(i)

Financial assets

The Company classifies financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of the financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified as fair value through profit or loss if it is designated as held for trading upon initial recognition.  Financial assets in this category are initially recognized at fair value with subsequent changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Accounts receivable and reclamation deposits are included in this category of financial assets.

All financial assets, except for those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that the asset (or asset group) has a fair value that is less than the recorded value.  Different criteria to determine impairment are applied for each category of financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

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

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification at initial recognition.  Other financial liabilities are non-derivative and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Amortized cost is calculated using the effective interest method.  The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial instrument to the net carrying amount of the financial liability.  Any difference between the amounts is recognized in the statement of comprehensive loss over the period to maturity.

Accounts payable, accrued liabilities, and amounts owing to related parties are included in this category of financial liabilities.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2015 due to the immediate or short-term maturities of the financial instruments.

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

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.  The Company currently does not have any finance leases.

(n)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period

(o)

Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

(p)

Recently adopted accounting pronouncements

The following amended or new Standards were issued by the IASB and are effective for the Company’s fiscal year beginning on February 1, 2014.

(i)

IAS 32 – Financial Instruments: Presentation (amendment)

This Section was amended by the International Accounting Standards Board (IASB) in December 2011, incorporated into Part I of the CPA Canada Handbook – Accounting (the Handbook) by the Accounting Standards Board (AcSB) in May 2012, to address inconsistencies in applying criteria for offsetting financial assets and financial liabilities.  The meaning of the offsetting criterion “currently has a legally enforceable right to set off” has been clarified, to state that the right must not be contingent on future events and must be enforceable in the normal course of business, in event of default and in the event of insolvency or bankruptcy.  Additional guidance has been included to clarify the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement.  Adoption of this standard did not have an effect on the Company’s financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(p)

Recently adopted accounting pronouncements(cont’d)

(ii)

IAS 36 – Impairment of Assets (amendment)

In May 2013, the International Accounting Standards Board (IASB) issued an amendment, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in September 2013, to IAS 36.  These narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.  Adoption of this standard did not have an effect on the Company’s financial statements.

(iii)

IAS 39 – Financial Instruments: Recognition and Measurement (amendment)

In June 2013, the International Accounting Standards Board (IASB) issued an amendment, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in September 2013, to IAS 39.  The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting. Adoption of this standard did not have an effect on the Company’s financial statements.

(iv)

IFRIC 21 – Levies

In May 2013, the International Accounting Standards Board (IASB) issued IFRIC 21, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in September 2013, which provides guidance on the accounting for levies within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  Adoption of this standard did not have an effect on the Company’s financial statements.

(v)

IFRS 2 – Share Based Payments (amendment)

In December 2013, amendments to IFRS 2, issued by the International Accounting Standards Board (IASB) were incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in March 2014, and clarify the definition of “vesting conditions” and “market conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service.  The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014. Adoption of this standard did not have an effect on the Company’s financial statements.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2015.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have been excluded from the discussion below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(a)

IFRS 9 - Financial Instruments

The IASB has issued a new standard, IFRS 9, Financial Instruments (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).  The replacement of IAS 39 is a multi-phase project with the objective of improving and simplifying the reporting for financial instruments and the issuance of IFRS 9 is part of the first phase of this project.  IFRS 9 uses a single approach to determine whether a financial asset or liability is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  For financial assets, the approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  IFRS 9 requires a single impairment method to be used, replacing multiple impairment methods in IAS 39.  For financial liabilities measured at fair value, fair value changes due to changes in an entity’s credit risk are presented in other comprehensive income.  Companies may early adopt IFRS 9 however there is no mandatory application date.  The Company is currently evaluating the impact of the standard on its financial statements.

(b)

IAS 24 – Related Party Disclosures (amendment)

The amendments to IAS 24, issued by the International Accounting Standards Board (IASB) in December 2013, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board (AcSB) in March 2014, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity.  The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity.  This replaces the more detailed disclosure by category required for other key management personnel compensation.  The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.  The Company is currently evaluating the impact of the standard on its financial statements.

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

Morrison claims, Canada	2015	2014	2013

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

5.

MINERAL PROPERTY INTERESTS (cont’d)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, the previously capitalized amounts were written-off to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2015	2014	2013

Balance, beginning of year	$ 24,098,517	$ 23,917,524	$ 23,797,860

Exploration and evaluation costs
Additions
Depreciation	-	-	21
Supplies and camp	7,800	21,730	18,195
Staking and recording	1,113	-	-
Community consultation
Geological and geophysical	-	-	20
Sub-contracts and labour	-	-	4,650
Environmental
Assays	9,069	14,392	22,524
Geological and geophysical	67,999	5,673	110,181
Sub-contracts and labour	10,339	-	-
Supplies and general	18	-	123
Travel	-	-	706
Metallurgical
Assays	631	608	600
Geological and geophysical	4,810	11,420	11,010
Scoping/Feasibility study
Geological and geophysical	-	-	(182,466)
Promotion and education	-	-	684
Sub-contracts and labour	36,575	31,170	36,998
Sub-contracts and labour - related parties	96,000	96,000	96,000
Supplies and general	-	-	418

Total Exploration and evaluation costs for the year	$ 234,354	$ 180,993	$ 119,664

Balance, end of year	$ 24,332,871	$ 24,098,517	$ 23,917,524

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2014	Additions for year	Disposals for year	Balance January 31, 2015

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(53,581)	(4,122)	-	(57,703)
Net book value	$13,739	$(4,122)	$-	$9,617

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(20,621)	(555)	-	(21,176)
Net book value	$2,776	$(555)	$-	$2,221

Computer equipment
Value at Cost	$88,932	$1,229	$-	$90,161
Accumulated Depreciation	(86,038)	(1,543)	-	(87,581)
Net book value	$2,894	$(314)	$-	$2,580

Totals	$19,409	$(4,991)	$-	$14,418

	Balance February 1, 2013	Additions for year	Disposals for year	Balance January 31, 2014

Trailers
Value at Cost	$25,000	$-	$(25,000)	$-
Accumulated Depreciation	(24,950)	-	24,950	-
Net book value	$50	$-	$(50)	$-

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(47,693)	(5,888)	-	(53,581)
Net book value	$19,627	$(5,888)	$-	$13,739

Office furniture and equipment
Value at Cost	$50,528	$-	$(27,131)	$23,397
Accumulated Depreciation	(46,228)	(694)	26,301	(20,621)
Net book value	$4,300	$(694)	$(830)	$2,776

Computer equipment
Value at Cost	$88,932	$-	$-	$88,932
Accumulated Depreciation	(83,763)	(2,275)	-	(86,038)
Net book value	$5,169	$(2,275)	$-	$2,894

Totals	$29,146	$(8,857)	$(880)	$19,409

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Option based payments

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

During the year ended January 31, 2015, nil stock options (2014 - nil; 2013 - 85,250) with an exercise price of $nil (2014 - $nil; 2013 - $7.25) were exercised for total proceeds of $nil (2014 - $nil; 2013 - $617,940).

Stock option transactions are summarized as follows:

	2015		2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,457,307	$ 4.00	2,376,507	$ 8.04	2,198,057	$ 7.44
Granted	-	-	2,457,307	4.00	266,200	12.73
Cancelled	-	-	(2,376,507)	8.04	(2,500)	7.40
Exercised	-	-	-	-	(85,250)	7.25

Outstanding, end of year	2,457,307	$ 4.00	2,457,307	$ 4.00	2,376,507	$ 8.04

Options exercisable, end of year	2,150,138	$ 4.00	921,485	$ 4.00	2,084,994	$ 7.71

Weighted average fair value per option granted		$ -		$ 2.46		$ 5.28

Weighted average remaining life of outstanding options granted in years		5.35		6.35		4.15

The following stock options were outstanding at January 31, 2015:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,370,257	2,073,971	$4.00	June 5, 2020
87,050	76,167	$4.00	July 18, 2020

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Option based payment expense

No stock options were granted during the year ended January 31, 2015.  The fair value of stock options granted (2014 – $4,041,238; 2013 - $1,406,473) have/will be recognized as option based payments over their vesting periods.  If these granted options are exercised, it would result in an increase of $9,829,228 in cash and a corresponding increase in share capital.

Total option based payments recognized during the year ended January 31, 2015 was $1,122,168 (2014 - $3,319,321; 2013 - $1,995,619) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2015	2014	2013

Risk-free interest rate	-	1.56%	1.16%
Expected life of options	-	2 years	5 years
Annualized volatility	-	86.94%	46.59%
Dividends	-	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2015		2014		2013
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	33,500	$ 4.00	-	$ -	-	$ -
Granted	-	-	35,000	4.00	-	-
Exercised	(5,500)	4.00	(1,500)	4.00	-	-

Outstanding, end of year	28,000	$ 5.00	33,500	$ 4.00	-	$ -

The following share purchase warrants were outstanding and exercisable at January 31, 2015:

Number of Warrants	Exercise Price	Expiry Date

28,000	$ 5.00	July 8, 2015

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2015 do not include the 28,000 (2014 - 33,500; 2013 - nil) warrants outstanding and the 2,457,307 (2014 - 2,457,307; 2013 - 2,376,507) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2015	2014	2013

Basic and diluted loss per common share	$ (0.14)	$ (0.34)	$ (0.09)

Weighted average number of common shares outstanding	12,361,173	12,326,701	12,246,029

10.

RELATED PARTY TRANSACTIONS & AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

		2015			2014			2013
		Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
Paid to a director for:
investor relations		$ -	$ 146,458	$ -	$ 114,379	$ 418,458	$ -	$ 120,086	$ 220,115	$ 5,733
investor relations		132,000	171,282	7,534	132,000	520,830	6,809	132,000	321,482	9,417
consulting service	a)	96,000	173,571	4,239	96,000	534,403	4,739	96,000	340,151	4,619

owed to a director for expenses		-	-	1,090	-	-	-	-	-	-

Paid to a spouse of a director	b)	-	-	-	-	274	-	-	4,868	-

Paid to a officer of the company	c)	28,335	57,778	1,102	30,300	176,073	2,481	30,188	131,055	1,873

		$ 256,335	$ 549,089	$ 13,965	$ 372,679	$ 1,650,038	$ 14,029	$ 378,274	$1,017,671	$ 21,642

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

10.

RELATED PARTY TRANSACTIONS & AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel includes directors and executive officers of the Company.  The option based payment amounts (not paid or payable) and compensation paid or payable to key management personnel is as follows:

	2015	2014	2013

Remuneration or fees	$ 271,335	$ 391,679	$ 397,774
Option based payments	1,090,246	3,209,488	1,885,863

Total compensation for key management personnel	$ 1,361,581	$ 3,601,167	$ 2,283,637

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2015	2014	2013

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 2,917	$ 4,712	$ 1,645
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000	$ 4,000
recorded depreciation expense on property and equipment as Exploration and evaluation assets	$ -	$ -	$ 21

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The difference between the “expected” income tax expense and the actual income tax provision are summarized as follow:

	2015	2014	2013

Loss before income taxes	$ (1,713,748)	$ (4,205,419)	$ (1,045,316)
Canadian statutory income tax rate	26.0%	25.8%	25.0%
Computed “expected” income tax expense	(445,574)	(1,084,998)	(261,329)

Differences resulting from:
Option based payments	291,764	856,385	498,905
Other non-deductible items	2,754	1,297	5,424
Change in enacted rate	-	(123,684)	-
Expiry of loss carryforwards	114,056	-	-
Increase/(decrease) in deferred tax assets not recognized	37,000	(351,000)	(243,000)

Provision for income taxes	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

12.

INCOME TAXES (cont’d)

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2015	2014	2013
Deferred tax assets-Canada

Non-capital loss carry forwards	$ 2,095,000	$ 2,052,000	$ 1,745,000
Mineral property interests and deferred exploration costs	1,323,000	1,323,000	1,272,000
Property and equipment	15,000	21,000	28,000

Total deferred tax asset not recognized	$ 3,433,000	$ 3,396,000	$ 3,045,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902

Total	$ 8,058,687

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Amount
Year ending January 31,
2016	$ 54,330

Total	$ 54,330

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2015 was $55,301 (2014 - $78,044; 2013 - $67,318).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

13.

COMMITMENTS (cont’d)

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2015, 2014 and 2013, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair value at January 31, 2015
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 368,546	$ -	$ -

Fair value at January 31, 2014
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,166,771	$ -	$ -

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

The Company has some exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.  This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits.  Accordingly, the Company views credit risk on receivables as minimal.

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

As at January 31, 2015, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are currently denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

15.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(c)

Market risk (cont’d)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

16.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties.  The Board of Directors have not established a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2015.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 28, 2015

Signed:  /s/  “John Plourde”

John Plourde,

President and CEO

