Form 20-F
period 2016-01-31
Pacific Booker Minerals Inc.
filed 2016-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.   12,641,339

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

Index to Exhibits on Page 132

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

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Chairman and Director	2773 Coyote Place, Millers Pond Whistler, B.C. V0N 1B2

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	7608 East Cliff Rose Trail, Gold Canyon, AZ 85218

Victor Eng	Director	508 White Court Place Vernon, BC V1B 4B1

Erik Tornquist	Director	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

The Company’s auditor for the fiscal years of 2016, 2015 and 2014 was MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2016, 2015 and 2014 ended January 31 were derived from the financial statements audited by MNP LLP (formerly Meyers Norris Penny LLP), Chartered Accounts, as indicated by its audit reports which are included elsewhere in this annual report.  The data for the Fiscal Years 2013 and 2012 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/16	1/31/15	1/31/14	1/31/13	1/31/12

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($683)	($1,714)	($4,205)	($1,045)	($3,789)
Net Income (Loss) Per Share	($0.05)	($0.14)	($0.34)	($0.09)	($0.31)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	12,430	12,362	12,327	12,246	12,129
Working Capital	$187	$361	$1,160	$1,932	$470
Mineral Properties	$29,418	$29,165	$28,931	$28,750	$28,630
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$29,742	$29,719	$30,234	$30,835	$29,266
Total Assets	$29,788	$29,719	$30,288	$30,906	$29,521

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/15	$ 1.29	$ 1.40	$ 1.17	$ 1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22
Three Months Ended 3/31/15	1.26	1.28	1.17	1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

April 2016		$ 1.32	$ 1.25	$ 1.25
March 2016		1.35	1.30	1.30
February 2016		1.40	1.35	1.35
January 2016		1.46	1.40	1.41
December 2015		1.40	1.34	1.38
November 2015		1.34	1.31	1.33

The exchange rate was $1.25 on April 30, 2016.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2016, the end of the Company’s most recent fiscal year, the Company had a deficit of $35,695,026.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver The lease covers approximately 1,622 square feet and was in effect until April 30, 2016 and is currently on a month to month basis at a fee of $5,909 per month.

The premises are considered adequate for the Company’s current needs.  However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”.  The Company was formerly listed on the NYSE MKT Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value.  As of January 31, 2016, the end of the most recent fiscal year, there were 12,641,339 common shares issued and outstanding.

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

On April 17, 2015, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.  Klohn Crippen Berger Ltd will prepare a response to the comments before the May 8th deadline.

On May 8, 2015, the Company submitted a response to the BC Environmental Assessment Office, the Ministry of Environment and the Ministry of Energy and Mines in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and Pacific Booker’s response to the Report.  The response included a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., which addresses the points raised in the April 2015 letters from the First Nations.

On July 8, 2015, the Company announced that the Minister of Environment and the Minister of Energy and Mines have made a decision under Section 17(3)(c) of the Environmental Assessment Act regarding the application that the Company has made for an Environmental Assessment Certificate for the proposed Morrison Copper/Gold Project and have ordered that the Morrison Project undergo further assessment.

On December 23, 2015, the Company submitted a response document to the July 2015 decision by the Minister of Environment and Minister of Energy and Mines that the Morrison Project undergo further assessment.  The document has been acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

In April 2016, the Company filed a Form 25 with the U.S. Securities and Exchange Commission to voluntarily withdraw its common shares from listing on the NYSE MKT Exchange.  The delisting was effective before the start of trading on April 29, 2016, and the Company’s shares began trading Over-the-Counter in the United States.

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

In September 2011, the Company collected additional baseline and freshet data.  Baseline data was collected for Streams 7, 8 and 10, Morrison Lake, Nakinilerak Lake and leach barrels for ML/ARD.  An additional salmon spawning study was in process with Lake Babine Nation performing the study.

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

The result of the review of the 3rd Party Review Response Report was a request by EAO to provide Tailings Storage Facility (TSF) seepage estimates for a full geo-membrane liner.  In addition, the EAO commented that BCWQG are the objectives that Company should be striving to achieve, and that is the EAO’s strong first preference.

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

Fiscal 2016 Work

On February 26, 2015, the Company announced that it had received a letter from Doug Caul, Associate Deputy Minister, BC Environmental Assessment Office in which he provided PBM an opportunity to provide comments on the Mount Polley Investigation and Report in relation to the Morrison project by March 20, 2015.  He asked that PBM focus their comments on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility and that it is not necessary to reiterate the submissions made previously regarding the Morrison project.  Mr. Caul advised PBM that he had committed to providing that same opportunity to the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.  He also stated “any materials provided by them will be forwarded to you, with a short opportunity to respond.  The same opportunity to respond to your submissions will be provided to Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.”

On March 23rd, the Company announced that it had submitted a report to the BCEAO, the Ministry of Energy and Mines and the Ministry of Environment in response to the Mount Polley Independent Technical Review Board Panel Report Recommendations in regards to the Mount Polley Tailing Storage Facility (“TSF”) failure.  The report, prepared by Harvey McLeod of Klohn Crippen Berger Ltd (“KCB”), continues to support KCB’s opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  It also states that the design of the TSF uses Best Available Technologies that are appropriate for the site conditions.  The Company’s letter and the KCB report have been posted on the Company’s website.

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

On July 8, 2015, the Company announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act regarding the application that the Company has made for an Environmental Assessment Certificate for the proposed Morrison Copper/Gold Project and ordered that the Morrison Project undergo further assessment.

On December 23, 2015, the Company submitted a response document to the July 2015 decision by the Minister of Environment and Minister of Energy and Mines that the Morrison Project undergo further assessment.  The document has been acknowledged as received by Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.

Anticipated Fiscal 2017 Work

On February 16, 2016, 3 Pacific Booker Minerals directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation.  Dominique Nouvet of the law firm Woodward and Company initiated the meeting arrangements on behalf of the LBN and was in attendance.  The Chief and Councillors spoke from prepared notes as our directors were advised that the LBN’s Chief and Council would not support the Morrison project.

The LBN prepared and released to a newspaper an announcement in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects.  PBM has hired professional technical firms who qualifications have been certified and who have stated that this mine can be constructed, operated and decommissioned in an environmentally responsible manner.  That decision by the Ministers has been challenged and rescinded by the BC Supreme Court.  The statement from the Ministers quoted in the news release shows part of the issue with the October 2012 decision.  It notes the “unacceptable environmental risks that would be created by building a mine directly beside Morrison Lake, at the headwaters of the Skeena River”.  Morrison Lake is not located at the headwaters of the Skeena River.  It is located in the Skeena River Watershed, downstream of the headwaters.  The release also comments on “discharge treated mine effluent into the Lake”.  The material to be discharged into the lake is treated water.  This release also states that the court case was won because the EAO had recommended that the Ministers reject it without informing PBM of this negative recommendation.  On the contrary, the decision was reversed because PBM was not given the chance to challenge the negative assumptions that were used to support the decision.  Until early September 2012, PBM was assured by the EAO reviewers that the information was sufficient and that the decision should be a positive one.

PBM has also become aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact.

Pacific Booker Minerals has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property and intended to continue that practice during the construction and operation of the mine.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2017 will be CDN$250,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.

Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2016 and 2015.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.41 as of January 31, 2016.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2016, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2016 vs. Year Ended 1/31/2015

The net loss for the year ended January 31, 2016 was ($683,137), or ($0.05) per share, compared to a loss of ($1,713,748), or ($0.14) per share for the year ended January 31, 2015.  The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) to ($204,914) compared to ($1,122,168) in the prior year, with the decrease due the end of the quarterly vesting for the options granted in 2013 and stock options granted in September 2015 were only ¼ vested during the year, a decrease in Professional fees from ($59,299) to ($47,599), reflecting the cost for the legal counsel in the EAC matter during the prior year; and a decrease in Office Rent from ($81,785) to ($79,991); and a decrease in Travel costs from ($21,385) to ($15,512), reflecting the decrease in activity since the denial in October 2012; and a decrease in Shareholder information and promotion costs from ($130,938) to ($38,024), due to the Company contracting a firm to provide assistance in resolving the EAC issues in the 2015 fiscal year; and a decrease in Telephone costs from ($6,284) to ($5,411), reflecting a new price agreement for services; and a decrease in Depreciation from ($6,220) to ($5,364); an increase in Filing and Transfer agents fees from ($68,635) to ($83,179), due to the filing fees for the private placement and the increase in the NYSE MKT fee; an increase in Finance income from $963 to $967; a decrease in Office and miscellaneous from ($71,250) to ($61,071), reflecting decreased IT costs and the ending of the Directors and Officers insurance; a decrease in Directors’ fees from ($15,000) to ($13,000); and an increase in the gain on Foreign exchange from $253 to $2,336.

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

The Company has determined that it has no restoration obligations as at January 31, 2016.

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

(h)

Loss per share

The weighted average number of common shares outstanding for the period ended January 31, 2016 do not include the 138,900 (2015 – 28,000) warrants outstanding and the 2,456,407 (2015 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2016, the end of the most recent fiscal year, was $187,353.  Subsequent to the year end through May 25, 2016, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or the exercise of warrants.  The Company’s current working capital and proceeds from the announced private placement and the anticipated exercises of options and/or warrants are expected to be sufficient for the fiscal 2017 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $175,000 for the ongoing work on the Morrison project and fiscal 2017’s estimated General and Administrative expenses of $450,000 (of which approximately $105,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2017, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2017 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2012	None	Nil	Nil	Nil

2013	None	Nil	Nil	Nil

2014	Private Placement	70,000	$ 4.00	$280,000

2015	None	Nil	Nil	Nil

2016	Private Placement	277,800	$ 2.00	$555,600

Year Ended January 31, 2016

The Company’s Working Capital as of January 31, 2016 was $187,353.  During the year, Operating Activities used cash of ($505,144).  In addition to the fiscal year’s net loss of ($683,137), other non-cash charges included Share-based payments expense of ($204,914) and Amortization of ($5,364).  Changes in non-cash working capital items included increase in Receivables of $457, decrease in amounts owing to related parties of ($1,480), increase in Prepaids and Deposits of ($10,581), and decrease in Accounts Payable and Accrued Liabilities of ($19,767).  Investing Activities used cash of ($243,204), which included cash used for Deferred Exploration of ($239,214), and purchase of Equipment, Vehicles or Furniture of $3,990.  Financing Activities provided cash of $555,600, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 277,800 common shares pursuant to a private placement for proceeds of $555,600

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2016 and 2015.  The value of the Canadian Dollar in relationship to the US Dollar was $1.41 as of January 31, 2016.

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

The Company leases its Vancouver office, which ran through April 30, 2016.

Table No. 5

Contractual Obligations

As of February 1, 2015

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$17,726	$17,726	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.

Directors, Senior Management and Employees

Table No. 6 lists as of May 16, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 18, 2015, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	59	June 24, 2005
William Deeks	82	March 17, 1997
Victor Eng	56	July 22, 2015
John J. Plourde	72	December 30, 1999
Dr. Dennis Simmons	63	November 29, 2006
Erik Tornquist	67	June 24, 2005
William F. Webster	71	June 24, 2005

Table No. 7 lists, as of May 16, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	72	December 16, 2013
Ruth Swan	Chief Financial Officer	59	April 20, 2006

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

Victor Eng, Registered Professional Forest Technician, Director, has over 28 years’ experience in contract implementation.  He began his technician experience with the BC Forest Service in Hazelton, BC and later moved to Vernon to work for Riverside Forest Products Ltd. (now Tolko Industries).  He is currently is employed as a contract implementation consultant.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 18, 2015, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2015 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2016 2015 2014	None None None	0 0 320,300	$2,500 $2,500 None	None None $114,379 (1)

John Plourde, Current CEO, President Director	2016 2015 2014	None None None	0 0 375,975	None None None	$132,000 (2) $132,000 (2) $132,000 (2)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2016 2015 2014	None None None	0 0 126,457	N/A N/A N/A	$ 27,143 (3) $ 28,335 (3) $ 30,300 (3)

William Deeks Chairman and Director	2016 2015 2014	None None None	0 0 270,900	$3,000 $3,500 $5,000	None None None

Victor Eng Director	2016	None	100,000	None	$ 375 (5)

Mark Gulbrandson, Director	2016 2015 2014	None None None	0 0 270,900	$1,500 $2,500 $4,000	None None None

Dr. Dennis Simmons, Director	2016 2015 2014	None None None	0 0 370,900	$3,000 $3,000 $5,000	None None None

Erik Tornquist, Director	2016 2015 2014	None None None	0 0 380,975	None None None	$ 96,000 (4) $ 96,000 (4) $ 96,000 (4)

William Webster, Director	2016 2015 2014	None None None	0 0 270,900	$3,000 $3,500 $5,000	None None None

(1)	The “Other Compensation” for Gregory Anderson, Former President and CEO and Current Director, is for investor relations services performed for the Company.
(2)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.

(3)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(4)	The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project.
(5)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to overhead activities.

No funds were set aside or accrued by the Company during Fiscal 2016 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 16, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	836,854	6.43%
Common	Ruth Swan (2)	141,565	1.11%
Common	Gregory Anderson (3)	352,329	2.72%
Common	William Deeks (4)	373,445	2.90%
Common	Victor Eng (5)	154,765	1.22%
Common	Dennis Simmons (6)	711,519	5.47%
Common	Erik Tornquist (7)	525,735	4.04%
Common	William Webster (8)	276,760	2.15%

	Total Directors/Officers	3,372,972	22.78%

(1)	Of these shares, 375,975 represent currently exercisable share purchase options.
(2)	Of these shares, 126,457 represent currently exercisable share purchase options.
(3)	Of these shares, 320,300 represent currently exercisable share purchase options.

(4)	Of these shares, 270,900 represent currently exercisable share purchase options.
(5)	Of these shares, 50,000 represent currently exercisable share purchase options.
(6)	Of these shares, 370,900 represent currently exercisable share purchase options.
(7)	Of these shares, 380,975 represent currently exercisable share purchase options.
(8)	Of these shares, 270,900 represent currently exercisable share purchase options.

#   Based upon 12,641,339 shares outstanding as of May 16, 2016 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 5 committees.  These are the Audit and Finance Committee, the Corporate Governance Committee, the Disclosure Committee, the Compensation Committee and the Independent Directors Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the CFO as established by management and the Board.  The Committee is required to approve the financial reports quarterly and to meet once per year and shall consist of at least three directors, the majority of whom will be non-officers.  The Committee currently consists of William Deeks, Dennis Simmons, and William Webster.

The Corporate Governance Committee identifies individuals qualified to become board members, recommend director nominees for each annual meeting, recommend to the Board a set of corporate governance standards in the conduct and the business and affairs of the Company, and develop and oversee the annual Board and Board Committee evaluation process.  The Committee shall consist of at least 2 Directors, and currently consists of William Deeks, Dennis Simmons, and William Webster.

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

The Compensation Committee recommends and reviews the amount of compensation paid to management and directors.  The Committee also administers the equity compensation plans and proposes the granting of incentive stock options for review and approval by the Board.  The Committee prepares the report on annual compensation for the proxy statement and any other report required by law.  The Compensation Committee currently consists of William Deeks, Dennis Simmons, and William Webster.

The Independent Directors Committee has the responsibility for reviewing the activities and conduct of management directors and other committees; issuing recommendations to management in regards to matters of concern on behalf of the shareholders and performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation  The Independent Directors Committee currently consists of William Deeks, Dennis Simmons, and William Webster.

Item 7.

Major Shareholders and Related Party Transactions

The Company is aware of two persons/companies who beneficially own 5% or more of the Registrant's voting securities.  Table No. 10 lists as of May 16, 2016, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	836,854	6.43%
Common	Dennis Simmons (2)	711,519	5.47%

(1)	Of these shares, 375,975 represent currently exercisable share purchase options.
(2)	Of these shares, 370,900 represent currently exercisable share purchase options.

Based upon 12,641,339 shares outstanding as of May 16, 2016 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, former President, CEO and current Director, was paid $Nil in fiscal 2016 (2015 - $Nil; 2014 - $114,379) for investor relations activities.

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2016 (2015- $132,000; 2014 - $132,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $96,000 in fiscal 2016 (2015- $96,000; 2014 - $96,000) for consulting services on the Morrison Project.

Item 8.

Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2016.

Item 9.

Offer and Listing of Securities

As of January 31, 2016, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 12,641,339 common shares issued and outstanding as of May 16, 2016.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2016, the shareholders' list for the Company's common shares showed 107 registered shareholders, including depositories, and 12,641,339 shares issued and outstanding.  Of the total shareholders, 70 are resident in Canada holding 8,746,928 common shares representing 69.19% of the total shares outstanding; 37 shareholders are resident in the United States holding 3,894,411, or 30.81% of the total shares outstanding; and no shareholders are resident in other nations.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”.  The Company formerly traded on the NYSE MKT Exchange in New York, New York, under the symbol “PBM” until its voluntary delisting on April 29, 2016 when the stock began trading Over-the-Counter under the symbol “PBMLF”.  The CUSIP number is 69403R108.

Table No. 11a lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years.  There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2016	$ 1.21	$ 0.63	$ 0.70
March 2016	1.50	0.90	1.20
February 2016	1.95	1.48	1.49
January 2016	2.38	1.50	1.87
December 2015	2.25	1.95	2.00
November 2015	2.45	1.90	1.97

Three Months Ended 4/30/16	$ 1.95	$ 0.63	$ 0.70
Three Months Ended 1/31/16	2.45	1.50	1.87
Three Months Ended 10/31/15	2.50	1.02	1.95
Three Months Ended 7/31/15	5.60	1.33	1.85

Three Months Ended 4/30/15	$ 6.90	$ 4.80	$ 5.20
Three Months Ended 1/31/15	5.89	3.65	5.69
Three Months Ended 10/31/14	5.10	3.35	3.75
Three Months Ended 7/31/14	5.95	4.65	4.95

Three Months Ended 4/30/14	$ 6.94	$ 5.25	$ 5.75
Three Months Ended 1/31/14	8.38	3.85	6.93
Three Months Ended 10/31/13	5.24	3.82	4.25
Three Months Ended 7/31/13	5.10	2.45	4.55

Three Months Ended 4/30/13	$ 5.31	$ 4.06	$ 4.36
Three Months Ended 1/31/13	8.54	3.71	5.50
Three Months Ended 10/31/12	14.95	2.80	4.00
Three Months Ended 7/31/12	13.89	10.66	12.74

Fiscal Year Ended 1/31/16	$ 6.90	$ 1.02	$ 1.87
Fiscal Year Ended 1/31/15	6.98	3.35	5.69
Fiscal Year Ended 1/31/14	8.38	2.45	6.93
Fiscal Year Ended 1/31/13	14.95	2.80	5.50
Fiscal Year Ended 1/31/12	10.00	6.90	9.25

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (formerly the NYSE Amex) for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years until the Company’s voluntary delisting on April 29, 2016.

Table No. 11b

NYSE MKT Stock Exchange

Common Shares Trading Activity

	- Sales -
	United States Dollars
Period	High	Low	Close

April 2016	$ 0.91	$ 0.45	$ 0.65
March 2016	1.20	0.79	0.87
February 2016	1.42	1.08	1.08
January 2016	1.61	1.20	1.29
December 2015	1.75	1.37	1.47
November 2015	1.88	1.39	1.49

Three Months Ended 4/30/16	$ 1.42	$ 0.45	$ 0.65
Three Months Ended 1/31/16	1.88	1.20	1.29
Three Months Ended 10/31/15	1.93	1.05	1.57
Three Months Ended 7/31/15	4.56	1.04	1.43

Three Months Ended 4/30/15	$ 5.76	$ 4.05	$ 4.30
Three Months Ended 1/31/15	4.85	3.19	4.47
Three Months Ended 10/31/14	4.80	3.11	3.50
Three Months Ended 7/31/14	5.52	4.06	4.59

Three Months Ended 4/30/14	$ 6.69	$ 4.79	$ 4.90
Three Months Ended 1/31/14	8.20	3.44	6.17
Three Months Ended 10/31/13	5.49	3.73	4.09
Three Months Ended 7/31/13	4.95	1.71	4.50

Three Months Ended 4/30/13	$ 5.28	$ 3.95	$ 4.19
Three Months Ended 1/31/13	8.96	3.75	5.35
Three Months Ended 10/31/12	15.30	2.95	3.98
Three Months Ended 7/31/11	14.10	10.18	12.45

Fiscal Year Ended 1/31/16	$ 4.56	$ 0.45	$ 0.65
Fiscal Year Ended 1/31/15	6.69	3.11	4.47
Fiscal Year Ended 1/31/14	8.20	1.71	6.17
Fiscal Year Ended 1/31/13	15.40	2.95	5.35
Fiscal Year Ended 1/31/12	10.25	7.20	9.11

Table No. 12 lists, as of May 16, 2016, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
138,900	$ 2.50	September 21, 2017

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

United States Market

The Company’s common shares currently trade Over-the-Counter under the symbol “PBMLF”.  The shares formerly traded on the NYSE MKT Exchange (formerly the NYSE Amex) under the symbol “PBM”.  The shares began trading on the exchange on August 8, 2007 and ceased trading on April 29, 2016 upon the Company’s’ voluntary delisting.

LEGAL PROCEEDINGS

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

During Fiscal 2016, ended January 31, 2016, the Company issued 277,800 common shares pursuant to a private placement for total proceeds of $555,600 and issued no common shares pursuant to the exercise of warrants, and issued no common shares pursuant to the exercise of stock options.

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

At the Company’s Annual General and Special Meeting held on June 18, 2015, Shareholders approved a new Stock Option Plan dated 2015 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,472,707 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 16, 2016, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	315,300 5,000	315,300 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

John Plourde, President, CEO and Director	348,700 27,275	348,700 27,275	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Ruth Swan, Chief Financial Officer	122,957 3,500	122,957 3,500	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Deeks, Director	265,900 5,000	265,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Victor Eng, Director	100,000	50,000	$ 2.50	September 30, 2020

Dennis Simmons, Director	365,900 5,000	365,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Erik Tornquist, Director	353,700 27,275	353,700 27,275	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

William Webster, Director	265,900 5,000	265,900 5,000	$ 4.00 $ 4.00	June 5, 2020 July 22, 2020

Total Officers and Directors (8 persons)	2,216,407
Total Employees and Consultants (2 persons)	170,000
Total Officers/Directors/Employees And Consultants	2,386,407

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2015 Stock Option Plan dated June 18, 2015

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2015 Stock Option Plan, which is filed as an exhibit to this fiscal 2016 20-F Annual Report.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2016.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.

Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Accountants, for Fiscal 2016, 2015, and 2014.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2016	Fiscal Year Ended January 31, 2015	Fiscal Year Ended January 31, 2014

Audit Fees	$ 8,550	$ 22,500	$ 30,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 8,550	$ 22,500	$ 30,000

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

Item 18.

Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2016 and 2015.

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

Audited Financial Statements

Independent Auditors Report, dated May 30, 2016

Balance Sheets at January 31, 2016 and January 31, 2015

Statements of Operations for the years ended January 31, 2016, 2015, and 2014.

Statements of Cash Flows for the years ended January 31, 2016, 2015, and 2014.

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
10.	Other documents Copy of fiscal 2015 Stock Option Plan dated June 18, 2015 Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2016

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 35

- 98 -

MANAGEMENT’S RESPONSIBILITY

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

The Board of Directors have identified areas of material uncertainty related to events or conditions that may cast doubt about the ability of the Company to continue as a going concern.  Management believes that there are no material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.  The preparation of these financial statements on a going concern basis remains appropriate, and we draw the reader’s attention to Note 2(b) in the financial statements which discusses the Company’s ability to continue as a going concern.

May 30, 2016

 “John Plourde”

“Ruth Swan”

Chief Executive Officer

Chief Financial Officer

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2016 and January 31, 2015, and the statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended January 31, 2016, and the related notes, which comprise significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2016 and January 31, 2015 and its financial performance and its cash flows for each of the years in the three-year period ended January 31, 2016 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

May 30, 2016
Vancouver, Canada	Chartered Professional Accountants

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2016 AND 2015

	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$175,798	$368,546
Receivables	6,404	5,947
Prepaid expenses and deposits	51,320	40,739

	233,522	415,232

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,585,706	24,332,871
Equipment, vehicles and furniture (Note 7)	13,044	14,418
Reclamation deposits	123,600	123,600

Total assets	$29,788,372	$29,718,621

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,684	$39,830
Amounts owing to related parties (Note 10)	12,485	13,965

	46,169	53,795

Shareholders' equity
Share Capital (Note 8)	50,458,304	49,902,704
Contributed surplus (Note 8)	14,978,925	14,774,011
Deficit	(35,695,026)	(35,011,889)

	29,742,203	29,664,826

Total liabilities and shareholders’ equity	$29,788,372	$29,718,621

Approved by the Board of Directors and authorized for issue on May 30, 2016:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2016, 2015 AND 2014

	2016	2015	2014

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$375	$-	$-
Consulting fees - Option based payments (Note 8 & 10)	82,447	205,493	643,962
Depreciation	5,364	6,220	8,857
Directors fees	13,000	15,000	19,000
Directors fees - Option based payments (Note 8 & 10)	101,336	541,157	1,559,724
Filing and transfer agent fees	83,179	68,635	73,570
Foreign exchange (gain)loss	(2,336)	(253)	1,556
Finance income	(967)	(963)	(1,217)
Investor relations – related party (Note 10)	132,000	132,000	246,379
Investor relations fees - Option based payments (Note 8 & 10)	17,880	317,740	939,288
Loss on disposal of fixed asset	-	-	880
Office and miscellaneous	61,071	71,250	65,738
Office rent	79,991	81,785	85,672
Professional fees (Note 10)	47,599	59,299	231,006
Professional fees - Option based payments (Note 8 & 10)	3,251	57,778	176,073
Shareholder information and promotion	38,024	130,938	108,976
Telephone	5,411	6,284	13,834
Travel	15,512	21,385	31,847
Wages and benefits - Option based payments (Note 8 & 10)	-	-	274

Loss from operations	(683,137)	(1,713,748)	(4,205,419)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	(683,137)	(1,713,748)	(4,205,419)

Basic and diluted loss per share (Note 9)	$(0.05)	$(0.14)	$(0.34)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2016, 2015 AND 2014

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2013	12,285,539	$49,594,704	$10,332,522	$(29,092,722)	$30,834,504
Private Placement	70,000	280,000	-	-	280,000
Exercise of warrants	1,500	6,000	-	-	6,000
Option based payments	-	-	3,319,321	-	3,319,321
Net loss for the year	-	-	-	(4,205,419)	(4,205,419)

Balance, January 31, 2014	12,358,039	$49,880,704	$13,651,843	$(33,298,141)	$30,234,406
Exercise of warrants	5,500	22,000	-	-	22,000
Option based payments	-	-	1,122,168	-	1,122,168
Net loss for the year	-	-	-	(1,713,748)	(1,713,748)

Balance, January 31, 2015	12,363,539	$49,902,704	$14,774,011	$(35,011,889)	$29,664,826
Private Placement	277,800	555,600	-	-	555,600
Option based payments	-	-	204,914	-	204,914
Net loss for the year	-	-	-	(683,137)	(683,137)

Balance, January 31, 2016	12,641,339	$50,458,304	$14,978,925	$(35,695,026)	$29,742,203

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2016, 2015 AND 2014

	2016	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(683,137)	$(1,713,748)	$(4,205,419)
Items not affecting cash:
Depreciation	5,364	6,220	8,857
Option based payments	204,914	1,122,168	3,319,321

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(457)	238	8,671
(Increase)/decrease in prepaids and deposits	(10,581)	(163)	9,664
Increase/(decrease) in accounts payable and accrued liabilities	(19,767)	2,502	(13,642)
Increase/(decrease) in amounts owing to related parties	(1,480)	(64)	(7,613)

Net cash provided by/(used in) operating activities	(505,144)	(582,847)	(880,161)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	555,600	22,000	286,000

Net cash provided by financing activities	555,600	22,000	286,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(239,214)	(236,149)	(177,927)
Disposal/(purchase) of equipment, vehicles or furniture	(3,990)	(1,229)	880

Net cash used in investing activities	(243,204)	(237,378)	(177,047)

Change in cash and cash equivalents during the year	(192,748)	(798,225)	(771,208)

Cash and cash equivalents, beginning of year	368,546	1,166,771	1,937,979

Cash and cash equivalents, end of year	$175,798	$368,546	$1,166,771

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

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until the voluntary delisting on April 29, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations under IFRS for years ended January 31, 2016, 2015 and 2014 and financial position as at January 31, 2016 and 2015.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2016 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 30, 2016.

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

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the next fiscal year and anticipates proceeds from the private placement, exercise of options and warrants to ensure the Company’s financial resources.

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

	2016	2015	2014

Working capital	$ 187,353	$ 361,437	$ 1,160,380
Loss for the period	(683,137)	(1,713,748)	(4,205,419)
Deficit	(35,695,026)	(35,011,889)	(33,298,141)

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

(i)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (see Note 2(b)).

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

(ii)

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

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

At January 31, 2016, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

(v)

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

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment

(i)

Financial assets

Financial assets, not carried at fair value through profit or loss, are assessed at each reporting date to determine whether or not there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset which had a negative effect on the estimated future cash flows of that asset.

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

(ii)

Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2016.

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

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)

Option based payments

The Company has an equity settled stock option plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the measurement date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Private Placement Unit Offerings

The Company engages in equity financing transactions to obtain the funds necessary to continue operations.  These equity financing transactions involve issuance of common shares or units (“Units”).  A Unit comprises a specific number of common shares and a specific number of share purchase warrants (“Warrants”) at a set price.  The Warrants are exercisable into additional common shares prior to expiry at a price and on the terms and conditions stipulated by the Financing Agreement.

Warrants that are part of units are valued using residual value method which involves comparing the selling price of the Units to the Company’s share price on the announcement date of the financing.  The market value is then applied to the common share purchase (“Share Capital”), and any residual amount is assigned to the warrants (“Warrant Reserve”).

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in our functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

If a warrant holder exercises the option to convert the warrants into common shares, the accounting for the exercise will include the transfer of the Warrant Reserve value to the Share Capital account.  The accounting for unexercised warrants will transfer the Warrant Reserve value to the Contributed Surplus account at the date the warrants expire unexercised.

(i)

Loss per share

The weighted average number of common shares outstanding for the year ended January 31, 2016 does not include the 138,900 (2015 – 28,000) warrants outstanding and the 2,456,407 (2015 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

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

(k)

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

The Company has classified each financial instrument into the following categories:

Financial Asset or Liability	Category
Cash and cash equivalents	FVTPL (Fair value through profit or loss)
Receivables	Loans and receivables
Reclamation deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Amounts owing to related parties	Other liabilities

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

(k)

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

(l)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2016 due to the immediate or short-term maturities of the financial instruments.

The Company classifies its fair value measurements according to the following hierarchy:

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

(m)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)

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

(o)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period

(p)

Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

(q)

Recently adopted accounting pronouncements

The following amended or new Standards were issued by the IASB and are effective for the Company’s fiscal year beginning on February 1, 2015.

(i)

IAS 32 – Financial Instruments: Presentation (amendment)

The amendment clarifies the meaning of the offsetting criterion “currently has a legally enforceable right to set off”, and additional guidance has been included to clarify the principle behind net settlement.  Adoption of this standard did not have an effect on the Company’s financial statements.

(ii)

IAS 36 – Impairment of Assets (amendment)

The amendment includes narrow-scope amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.  Adoption of this standard did not have an effect on the Company’s financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(q)

Recently adopted accounting pronouncements (cont’d)

(iii)

IAS 39 – Financial Instruments: Recognition and Measurement (amendment)

The amendments clarify that novation of a hedging derivative to a clearing counterparty as a consequence of laws or regulations or the introduction of laws or regulations does not terminate hedge accounting.  Adoption of this standard did not have an effect on the Company’s financial statements.

(iv)

IFRIC 21 – Levies

The standard provides guidance on the accounting for levies within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  Adoption of this standard did not have an effect on the Company’s financial statements.

(v)

IFRS 2 – Share Based Payments (amendment)

The amendment clarifies the definition of “vesting conditions” and “market conditions”, and separately defines a “performance condition” and a “service condition”.  Adoption of this standard did not have an effect on the Company’s financial statements.

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2016.  Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the discussion below.  The Company is currently evaluating the potential impacts of these new standards.

(a)

IFRS 9 - Financial Instruments

IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets, and will replace IAS 39.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options available in IAS 39.  IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(b)

IFRS 15 - Revenue from Contracts with Customers

IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition.  The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments.  The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards.  Under the new standard, revenue is recognized when a customer obtains control of a good or service.  Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.  This standard is effective for reporting periods beginning on or after January 1, 2018.

(c)

IFRS 16 – Leases

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

(d)

IAS 1 – Presentation of Financial Statements amendments

IAS 1 Presentation of Financial Statements amendments are a part of a major initiative to improve disclosure requirements in IFRS financial statements. The amendments clarify the application of materiality to note disclosure and the presentation of line items in the primary statements provide options on the ordering of financial statements and additional guidance on the presentation of other comprehensive income related to equity accounted investments. This standard is effective for reporting periods beginning on or after January 1, 2016.

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

Morrison claims, Canada	2016	2015	2014

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

The Company started exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to the Canadian Standards.  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2016	2015	2014

Balance, beginning of year	$ 24,332,871	$ 24,098,517	$ 23,917,524

Exploration and evaluation costs
Additions
Supplies and camp	1,200	7,800	21,730
Staking and recording	3,505	1,113	-
Environmental
Assays	-	9,069	14,392
Geological and geophysical	47,555	67,999	5,673
Sub-contracts and labour	42,371	10,339	-
Supplies and general	-	18	-
Travel	1,817	-	-
Metallurgical
Assays	703	631	608
Geological and geophysical	-	4,810	11,420
Scoping/Feasibility study
Sub-contracts and labour	59,684	36,575	31,170
Sub-contracts and labour - related parties	96,000	96,000	96,000

Total Exploration and evaluation costs for the year	$ 252,835	$ 234,354	$ 180,993

Balance, end of year	$ 24,585,706	$ 24,332,871	$ 24,098,517

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2015	Additions for period	Disposals for period	Balance January 31, 2016

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(57,703)	(2,885)	-	(60,588)
Net book value	$9,617	$(2,885)	$-	$6,732

Office furniture and equipment
Value at Cost	$23,397	$-	$-	23,397
Accumulated Depreciation	(21,176)	(444)	-	(21,620)
Net book value	$2,221	$(444)	$-	1,777

Computer equipment
Value at Cost	$90,161	$3,990	$-	94,151
Accumulated Depreciation	(87,581)	(2,035)	-	(89,616)
Net book value	$2,580	$1,955	$-	4,535

Totals	$14,418	$(1,374)	$-	13,044

	Balance February 1, 2014	Additions for year	Disposals for year	Balance January 31, 2015

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(53,581)	(4,122)	-	(57,703)
Net book value	$13,739	$(4,122)	$-	$9,617

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(20,621)	(555)	-	(21,176)
Net book value	$2,776	$(555)	$-	$2,221

Computer equipment
Value at Cost	$88,932	$1,229	$-	$90,161
Accumulated Depreciation	(86,038)	(1,543)	-	(87,581)
Net book value	$2,894	$(314)	$-	$2,580

Totals	$19,409	$(4,991)	$-	$14,418

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2016, the Company completed a private placement of 277,800 units at $2 per unit with gross proceeds of $555,600.  Each unit consisted of one common share and a warrant to purchase one-half of one common share exercisable at a price of $2.50 per share for two years (expiry September 21, 2017).  The gross proceeds were allocated to the common shares based on their fair value ($555,600), with the residual value being allocated to warrants ($Nil).

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

During the year ended January 31, 2016, no stock options (2015 - nil; 2014 - nil) with an exercise price of $nil (2015 - $nil; 2014 - $nil) were exercised for total proceeds of $nil (2015 - $nil; 2014 - $nil).

Stock option transactions are summarized as follows:

	2016		2015		2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,457,307	$ 4.00	2,457,307	$ 4.00	2,376,507	$ 8.04
Granted	270,000	2.50	-	-	2,457,307	4.00
Cancelled	270,900	4.00	-	-	(2,376,507)	8.04
Exercised	-	-	-	-	-	-

Outstanding, end of year	2,456,407	$ 3.84	2,457,307	$ 4.00	2,457,307	$ 4.00

Options exercisable, end of year	2,236,407	$ 3.97	2,150,138	$ 4.00	921,485	$ 4.00

Weighted average fair value per option granted		$ 1.28		$ -		$ 2.46

Weighted average remaining life of outstanding options granted in years		4.39		5.35		6.35

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2016:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,104,357	2,104,357	$ 4.00	June 5, 2020
82,050	82,050	$ 4.00	July 18, 2020
270,000	50,000	$ 2.50	Sept 30, 2020 (70,000 cancelled subsequently)

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2016 was $345,175 (2015 – $nil; 2014 – $4,041,238) which have/will be recognized as option based payments over their vesting periods.  If these granted options are exercised, it would result in an increase of $9,420,628 in cash and a corresponding increase in share capital.

Total option based payments recognized during the year ended January 31, 2016 was $204,914 (2015 – $1,122,168; 2014 – $3,319,321) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	2016	2015	2014

Risk-free interest rate	0.81%	-	1.56%
Expected life of options	2 years	-	2 years
Annualized volatility	101.22%	-	86.94%
Dividends	0.00%	-	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Warrants

Warrant transactions are summarized as follows:

	2016		2015		2014
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	28,000	$ 5.00	33,500	$ 4.00	-	$ -
Granted	138,900	2.50	-	-	35,000	4.00
Expired	(28,000)	5.00	-	-	-	-
Exercised	-	-	(5,500)	4.00	(1,500)	4.00

Outstanding, end of year	138,900	$ 2.50	28,000	$ 5.00	33,500	$ 4.00

The following share purchase warrants were outstanding and exercisable at January 31, 2016:

Number of Warrants	Exercise Price	Expiry Date

138,900	$ 2.50	September 21, 2017

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended January 31, 2016 does not include the 138,900 (2015 - 28,000; 2014 - 33,500) warrants outstanding and the 2,456,407 (2015 - 2,457,307; 2014 - 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2016	2015	2014

Basic and diluted loss per common share	$ (0.05)	$ (0.14)	$ (0.34)

Weighted average number of common shares outstanding	12,429,949	12,361,173	12,326,701

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2016			2015			2014
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
Paid to a director for:
investor relations	$ -	$ 8,241	$ -	$ -	$ 146,458	$ -	$ 114,379	$ 418,458	$ -
investor relations	132,000	9,639	6,923	132,000	171,282	7,534	132,000	520,830	6,809
consulting (a)	96,000	9,767	4,239	96,000	173,571	4,239	96,000	534,403	4,739
consulting (b)	375	70,884	-	-	-	-	-	-	-

owed to a director for expenses	-	-	-	-	-	1,090	-	-	-

Paid to spouse of a director (c)	-	-	-	-	-	-	-	274	-

Paid to an officer of the company (d)	27,143	3,251	1,323	28,335	57,778	1,102	30,300	176,073	2,481

	$ 255,518	$ 101,782	$ 12,485	$ 256,335	$ 549,089	$ 13,965	$ 372,679	$ 1,650,038	$ 14,029

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and option based payments which have been allocated to operating expenses as consulting fees.

b)

fees for services which have been allocated to operating expenses as consulting fees.

c)

for option based payments which have been allocated to operating expenses as Wages.

d)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2016	2015	2014

Remuneration or fees	$ 268,518	$ 271,335	$ 391,679
Option based payments (non-cash item)	132,234	1,090,246	3,209,488

Total compensation for key management personnel	$ 400,752	$ 1,361,581	$ 3,601,167

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2016	2015	2014

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 16,538	$ 2,917	$ 4,712
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000	$ 4,000

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The difference between the “expected” income tax expense and the actual income tax provision are summarized as follow:

	2016	2015	2014

Loss before income taxes	$(683,137)	$(1,713,748)	$(4,205,419)
Canadian statutory income tax rate	26.0%	26.0%	25.8%
Computed “expected” income tax expense	(177,616)	(445,574)	(1,084,998)

Differences resulting from:
Option based payments	53,278	291,764	856,385
Other non-deductible items	1,338	2,754	1,297
Change in enacted rate	-	-	(123,684)
Expiry of loss carryforwards	-	114,056	-
Increase/(decrease) in deferred tax assets not recognized	123,000	37,000	(351,000)

Provision for income taxes	$-	$-	$-

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2016	2015	2014
Deferred tax assets-Canada

Non-capital loss carry forwards	$2,222,000	$2,095,000	$2,052,000
Mineral property interests and deferred exploration costs	1,323,000	1,323,000	1,323,000
Property and equipment	11,000	15,000	21,000

Total deferred tax asset not recognized	$3,556,000	$3,433,000	$3,396,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

12.

INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505

Total	$ 8,547,192

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Amount

Year ending January 31, 2017	$ 17,726

Total	$ 17,726

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2016 was $54,330 (2015 - $55,301; 2014 - $78,044).

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2016 and 2015, the Company’s assets are all located in Canada (Notes 5 and 7).

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

The Company’s financial instruments carried at fair value are as follows:

Fair value at January 31, 2016
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 175,798	$ -	$ -

Fair value at January 31, 2015
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 368,546	$ -	$ -

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

As at January 31, 2016, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2016.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2015 and 2014

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the Company has not issued any common shares or granted any options.  On February 5, the Company cancelled 70,000 of the options granted on September 30, 2015.  On May 5, the Company announced a private placement for 500,000 shares at a price of $1.00 per share with a warrant to purchase one-half of one share, exercisable at a price of $1.50 per share for two years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 30, 2016	Signed: /s/ “John Plourde”
John Plourde President and CEO

