Form 20-F
period 2017-01-31
Pacific Booker Minerals Inc.
filed 2017-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2017

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  13,222,339

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

Index to Exhibits on Page 95

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

Part I

Item 1.

Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Director	22 Mariners Haven Collingwood, ON L9Y 5B5

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1022, Mesa, AZ 85209-3822

Victor Eng	Director	508 White Court Place Vernon, BC V1B 4B1

Erik Tornquist	Director	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William F. Webster	Director	8 Relmar Road Toronto, ON M5P 2Y5

The Company’s auditor for the fiscal years of 2017, 2016 and 2015 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

The Company’s legal advisor is Brian E. Abraham, Q.C., of Dentons Canada LLP, 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8.

Item 2.

Offer Statistics and Expected Timetable

Not Applicable

Item 3.

Key Information

As used within this Annual Report, the terms “Pacific Booker”, “the Company”, “Issuer” and “Registrant” refer collectively to Pacific Booker Minerals Inc, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2017, 2016 and 2015 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report.  The data for the Fiscal Years 2014 and 2013 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/17	1/31/16	1/31/15	1/31/14	1/31/13

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,438)	($683)	($1,714)	($4,205)	($1,045)
Net Income (Loss) Per Share	($0.19)	($0.05)	($0.14)	($0.34)	($0.09)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	12,952	12,430	12,362	12,327	12,246
Working Capital	$178	$187	$361	$1,160	$1,932
Mineral Properties	$29,654	$29,418	$29,165	$28,931	$28,750
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$29,964	$29,742	$29,719	$30,234	$30,835
Total Assets	$30,014	$29,788	$29,719	$30,288	$30,906

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Year Ended 12/31/16	$ 1.32	$ 1.46	$ 1.25	$ 1.34
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00

Three Months Ended 3/31/17	$ 1.32	$ 1.35	$1.30	$ 1.33
Three Months Ended 12/31/16	1.34	1.36	1.31	1.34
Three Months Ended 9/30/16	1.31	1.32	1.28	1.31
Three Months Ended 6/30/16	1.29	1.32	1.25	1.30

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

April 2017		$ 1.37	$ 1.33	$ 1.37
March 2017		1.35	1.33	1.33
February 2017		1.32	1.30	1.32
January 2017		1.31	1.34	1.31
December 2016		1.36	1.31	1.34
November 2016		1.36	1.34	1.34

The exchange rate was $1.37 on April 30, 2017.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2017, the end of the Company’s most recent fiscal year, the Company had a deficit of $38,133,357.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and in effect until July 31, 2017 and is currently $5,966 per month.  The Company is currently discussing a renewal/extension of the lease for another 6 months and can also rent the premises on a month by month basis without the financial commitment.

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

The authorized share capital of the Company consists of 100,000,000 common shares without par value.  As of January 31, 2017, the end of the most recent fiscal year, there were 13,222,339 common shares issued and outstanding.

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

On August 19, 2014, the environmental assessment of the Morrison Copper/Gold project was suspended by the Honourable Mary Polak, Minister of Environment, pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine.  Mt. Polley, operated by Imperial Metals and unrelated to Pacific Booker Minerals, is an open pit copper/gold mine with a developing underground project located in south-central British Columbia.  Under the BC Environmental Assessment Act (“EAA”), the Minister of Environment can suspend an assessment until the outcome of any investigation, inquiry, hearing or other process that is being conducted by the Government of British Columbia and is material to the assessment.

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

Mineral Claims and Land Title

The Morrison Property is represented by the Erin #1 mineral claim which is covered under the Mineral Tenure Act of British Columbia (“Mineral Tenure Act”).  The Company is acquiring the Morrison Property from Falconbridge Ltd, and has completed all the required cash payments under the agreement and must issue an additional 250,000 common shares to Falconbridge upon commencement of commercial production.  The Claim is 500 hectares in size is in good standing until October 30, 2026.

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

PBM has also become aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual, but were accepted as fact. The Company always intended for the Morrison Mine, which is located in a historic mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property, and intended to continue that practice during the construction and operation of the mine.

On December 15, 2016, the Company announced the posting of a PowerPoint presentation, titled “Misinformation in the 2012 Decision”, on the Company’s website.  The presentation compiles a response to the Recommendation of the Executive Director, (Derek Sturko, Associate Deputy Minister and Executive Director EAO, dated September 20, 2012), detailed on the final two pages of the report.  There are misstatements in the recommendation that have been addressed in subsequent responses to the BCEAO, but a concise, plain language response that can be readily understood by any viewer has not previously been presented.

On February 2, 2017, the Company announced the posting of a video on the Company’s website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.

In May of 2016, the Company restarted the water monitoring on the Morrison Lake in order to obtain the additional information of a full years’ data to report.

Anticipated Fiscal 2018 Work

The Company will complete and report on the water monitoring while continuing its efforts to acquire the Environmental Assessment Certificate as required for the project.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2018 will be CDN$50,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.

Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2017 and 2016.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.30 as of January 31, 2017.

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

As a mineral explorer in the Province of British Columbia, the Company was eligible to receive British Columbia Mining Tax Credits for “grass-roots” exploration expenditures.  These credits are a percentage of the Company’s eligible exploration expenditures made each year.  The credits are refundable annually, and application for reimbursement is made along with the Company’s annual Federal tax return.  After a review by the tax authorities, the Canadian Federal government, on behalf of the British Columbia Provincial government, issues a check for those credits.  Since the refund process typically takes about a year, the Company accounts for these tax credits as a Receivable on its balance sheet upon the Company attaining reasonable assurance of collection from the Canadian Federal Government.  At January 31, 2017, the Company had no receivable on its Balance Sheet for the mining tax credit because the exploration work done is no longer considered “grass-roots” exploration.

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

Results of Operations

Year Ended 1/31/2017 vs. Year Ended 1/31/2016

The net loss for the year ended January 31, 2017 was ($2,438,331), or ($0.19) per share, compared to a loss of ($683,137), or ($0.05) per share for the year ended January 31, 2016.  The increased loss in the current year included a increase in Share based payment expense (previously called Stock-based Compensation expense) to ($2,079,010) compared to ($204,914) in the prior year, with the increase due the end of the quarterly vesting stock options granted in September 2015 and for the options granted in July 2016; an increase in Professional fees from ($47,599) to ($72,245), reflecting the cost for the legal counsel in regards to the Freedom of Information requests; and a decrease in Office Rent from ($79,991) to ($79,596); and a decrease in Travel costs from ($15,512) to ($7,353), reflecting the decrease in activity since the denial in October 2012; and a decrease in Shareholder information and promotion costs from ($38,024) to ($26,982), reflecting the decrease in activity; and an increase in Telephone costs from ($5,411) to ($5,636), due to a service call; and a decrease in Depreciation from ($5,364) to ($4,399); a decrease in Filing and Transfer agents fees from ($83,179) to ($48,446), due to the voluntary delisting from NYSE MKT; a decrease in Finance income from $967 to $784; a decrease in Office and miscellaneous from ($61,071) to ($18,842), reflecting decreased insurance cost from the ending of the Directors and Officers insurance; a decrease in Directors’ fees from ($13,000) to ($11,000); and a decrease in the gain on Foreign exchange from $2,336 to ($2,931).

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

The Company has determined that it has no restoration obligations as at January 31, 2017.

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

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity.

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

(i)

Loss per share

The weighted average number of common shares outstanding for the year ended January 31, 2017 does not include the 429,400 (2016 – 138,900) warrants outstanding and the 2,425,000 (2016 – 2,456,407) stock options outstanding as the inclusion of these amounts would be anti-dilutive. Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

(j)

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

(k)

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

(l)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2017 due to the immediate or short-term maturities of the financial instruments.

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

(p)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

(q)

Accounting standards and amendments issued and adopted

The following amended or new Standards were issued by the IASB and are effective for the Company’s fiscal year beginning on February 1, 2016.

(i)

IAS 1 – Presentation of Financial Statements

IAS 1, as amended is to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies.  IAS 1 as amended is effective for years beginning on or after January 1, 2016.  The implementation of amendments to IAS 1 had no impact to the Company’s January 31, 2017 financial statements.

(ii)

IAS 16 & IAS 38 – Acceptable methods of depreciation/amortization

IAS 16 & IAS 38 amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption that amortization of intangible asset based revenue generated by using the asset is inappropriate.  IAS 16 & IAS 38 are effective for years beginning on or after January 1, 2016. The implementation of amendments to IAS 16 and IAS 38 had no impact to the Company’s January 31, 2017 financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2017, the end of the most recent fiscal year, was $178,037.  Subsequent to the year end through May 15, 2017, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or the exercise of warrants. The Company’s current working capital and proceeds from an anticipated private placement and the anticipated exercises of options and/or warrants are expected to be sufficient for the fiscal 2018 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $45,000 for the ongoing work on the Morrison project and fiscal 2017’s estimated General and Administrative expenses of $250,000 (of which approximately $3,500 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2018, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2018 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2013	None	Nil	Nil	Nil

2014	Private Placement	70,000	$ 4.00	$280,000

2015	None	Nil	Nil	Nil

2016	Private Placement	277,800	$ 2.00	$555,600

2017	Private Placement	581,000	$ 1.00	$581,000

Year Ended January 31, 2017

The Company’s Working Capital as of January 31, 2017 was $178,037.  During the year, Operating Activities used cash of ($338,891).  In addition to the fiscal year’s net loss of ($2,438,331), other non-cash charges included Share-based payments expense of ($2,079,010) and Amortization of ($4,399).  Changes in non-cash working capital items included decrease in Receivables of $2,039, decrease in Prepaids and Deposits of ($2,869), increase in amounts owing to related parties of ($3,054), and increase in Accounts Payable and Accrued Liabilities of ($8,069).  Investing Activities used cash of ($242,672), which was cash used for Deferred Exploration.  Financing Activities provided cash of $581,000, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 581,000 common shares pursuant to a private placement for proceeds of $581,000

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2017 and 2016.  The value of the Canadian Dollar in relationship to the US Dollar was $1.30 as of January 31, 2017.

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

The Company leases its Vancouver office, which runs through July 31, 2017.

Table No. 5

Contractual Obligations

As of February 1, 2016

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$35,793	$35,793	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.

Directors, Senior Management and Employees

Table No. 6 lists as of May 15, 2017 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 18, 2015, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	61	June 24, 2005
William Deeks	84	March 17, 1997
Victor Eng	57	July 22, 2015
John J. Plourde	73	December 30, 1999
Dr. Dennis Simmons	65	November 29, 2006
Erik Tornquist	69	June 24, 2005
William F. Webster	73	June 24, 2005

Table No. 7 lists, as of May 15, 2017, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	73	December 16, 2013
Ruth Swan	Chief Financial Officer	60	April 20, 2006

John Plourde was named President and Chief Executive Officer on December 16, 2013 and a Director of the Company on December 30, 1999.  Mr. Plourde has over 30 years of investor relations and fund raising experience with various public companies.  Mr. Plourde also handles investor relations for the Company.  Mr. Plourde spends approximately 100% of his time on the Company’s affairs.

Gregory Anderson was named a Director of the Company at the Annual & General Meeting held on June 24, 2005 and held the office of President and Chief Executive Officer from June 24, 2005 to December 16, 2013.  Mr. Anderson’s background includes corporate finance, investment and brokerage experience, including the last 23 years in mining company finance.  From 1997 until his appointment as a director with the Company, he owned GR Consulting, a private corporate consulting business, and assisted the Company with corporate finance and investor relations.  Mr. Anderson currently spends approximately 5% of his time on the Company’s affairs.

Ruth Swan was named Chief Financial Officer of the Company on April 20, 2006.  She has over 30 years of bookkeeping experience, with more than 20 years in the resource sector.  She has operated a bookkeeping service since 1986 and since 1996 has provided bookkeeping & financial reporting services to Pacific Booker, and spends approximately 60% of her time on the Company’s affairs.

William Deeks, B.A.Sc., P.Eng., has extensive experience in the mining industry.  He is a former senior vice-president of Noranda, Inc. and retired from Noranda in 1992 as Senior Vice-President, Global Business, although he continued as a part-time consultant for Noranda for International Affairs until 1996.  He is a past Chairman of the Business Industry Advisory Committee to the Organization for Economic Cooperation and Development, Paris and Chairman of Charles Tennant & Company (Canada) Limited, a chemical distributor.  He also serves as the Company’s representative to the Mining Association of Canada, and served on the Association’s 2004 “Towards Sustainable Mining (TSM) Governance” Committee, and was Chair of the 2005 “Trade Policy” Committee.  Mr. Deeks is retired, but spends approximately 5% of his equivalent time on the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 30, 2016, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2016 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2017 2016 2015	None None None	325,000 0 0	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2017 2016 2015	None None None	385,000 0 0	None None None	$82,000 (1) $132,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2017 2016 2015	None None None	130,000 0 0	N/A N/A N/A	$ 26,430 (2) $ 27,143 (2) $ 28,335 (2)

William Deeks Chairman and Director	2017 2016 2015	None None None	275,000 0 0	$3,000 $3,000 $3,500	None None None

Victor Eng Director	2017 2016	None None	100,000 100,000	None None	$ 675 (4) $ 375 (4)

Mark Gulbrandson, Former Director	2017 2016 2015	None None None	0 0 0	None $1,500 $2,500	None None None

Dr. Dennis Simmons, Director	2017 2016 2015	None None None	375,000 0 0	$3,000 $3,000 $3,000	None None None

Erik Tornquist, Director	2017 2016 2015	None None None	385,000 0 0	None None None	$ 56,000 (3) $ 96,000 (3) $ 96,000 (3)

William Webster, Director	2017 2016 2015	None None None	275,000 0 0	$2,500 $3,000 $3,500	None None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project.
(4)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to overhead activities.

No funds were set aside or accrued by the Company during Fiscal 2017 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 10, 2017, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	845,879	6.22%
Common	Ruth Swan (2)	145,108	1.09%
Common	Gregory Anderson (3)	330,029	2.44%
Common	William Deeks (4)	377,545	2.80%
Common	Victor Eng (5)	154,765	1.17%
Common	Dennis Simmons (6)	715,619	5.27%
Common	Erik Tornquist (7)	529,760	3.90%
Common	William Webster (8)	280,860	2.08%

	Total Directors/Officers	3,379,565	21.85%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options.
(2)	Of these shares, 130,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 275,000 represent currently exercisable share purchase options.
(5)	Of these shares, 100,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.
(7)	Of these shares, 385,000 represent currently exercisable share purchase options.
(8)	Of these shares, 275,000 represent currently exercisable share purchase options.

.

#   Based upon 13,222,339 shares outstanding as of May 10, 2017 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	845,879	6.22%
Common	Dennis Simmons (2)	715,619	5.27%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options.
(2)	Of these shares, 375,000 represent currently exercisable share purchase options.

Based upon 13,222,339 shares outstanding as of May 10, 2017 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Gregory Anderson, former President, CEO and current Director, was paid $Nil in fiscal 2017 (2016 - $Nil; 2015 - $Nil) for investor relations activities.

John Plourde, current President, CEO and Director, was paid $82,000 in fiscal 2017 (2016- $132,000; 2015 - $132,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $56,000 in fiscal 2017 (2016- $96,000; 2015 - $96,000) for consulting services on the Morrison Project.

Item 8.

Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2017

Item 9.

Offer and Listing of Securities

As of January 31, 2017, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 13,222,339 common shares issued and outstanding as of May 10, 2017.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2017, the shareholders' list for the Company's common shares showed 111 registered shareholders, including depositories, and 13,222,339 shares issued and outstanding.  Of the total shareholders, 76 are resident in Canada holding 9,327,928 common shares representing 70.55% of the total shares outstanding; 35 shareholders are resident in the United States holding 3,894,411, or 29.45% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2017	$ 0.90	$ 0.62	$ 0.83
March 2017	1.00	0.86	0.86
February 2017	1.05	0.86	1.03
January 2017	1.00	0.82	0.86
December 2016	1.21	0.85	0.95
November 2016	1.34	0.98	1.21

Three Months Ended 4/30/17	$ 1.05	$ 0.62	$ 0.83
Three Months Ended 1/31/17	1.34	0.82	0.86
Three Months Ended 10/31/16	1.50	0.92	1.05
Three Months Ended 7/31/16	1.30	0.75	1.09

Three Months Ended 4/30/16	$ 1.95	$ 0.63	$ 0.70
Three Months Ended 1/31/16	2.45	1.50	1.87
Three Months Ended 10/31/15	2.50	1.02	1.95
Three Months Ended 7/31/15	5.60	1.33	1.85

Three Months Ended 4/30/15	$ 6.90	$ 4.80	$ 5.20
Three Months Ended 1/31/15	5.89	3.65	5.69
Three Months Ended 10/31/14	5.10	3.35	3.75
Three Months Ended 7/31/14	5.95	4.65	4.95

Three Months Ended 4/30/14	$ 6.94	$ 5.25	$ 5.75
Three Months Ended 1/31/14	8.38	3.85	6.93
Three Months Ended 10/31/13	5.24	3.82	4.25
Three Months Ended 7/31/13	5.10	2.45	4.55

Fiscal Year Ended 1/31/17	$ 1.95	$ 0.63	$ 0.86
Fiscal Year Ended 1/31/16	6.90	1.02	1.87
Fiscal Year Ended 1/31/15	6.98	3.35	5.69
Fiscal Year Ended 1/31/14	8.38	2.45	6.93
Fiscal Year Ended 1/31/13	14.95	2.80	5.50

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (formerly the NYSE Amex) for the Company's common shares for the most recent six months, the last twelve fiscal quarters, and the last 4 fiscal years until the Company’s voluntary delisting on April 29, 2016.

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

Table No. 12 lists, as of May 15, 2017, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
138,900	$ 2.50	September 21, 2017
290,500	$ 1.50	June 27, 2018

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

During Fiscal 2017, ended January 31, 2017, the Company issued 581,000 common shares pursuant to a private placement for total proceeds of $581,000 and issued no common shares pursuant to the exercise of warrants, and issued no common shares pursuant to the exercise of stock options.

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

At the Company’s Annual General and Special Meeting held on June 30, 2016, Shareholders approved a new Stock Option Plan dated 2016 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,644,467 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 15, 2017, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	325,000	325,000	$ 1.00	July 18, 2021

John Plourde, President, CEO and Director	385,000	385,000	$ 1.00	July 18, 2021

Ruth Swan, Chief Financial Officer	130,000 100,000	130,000 100,000	$ 1.00 $ 1.00	July 18, 2021 February 20, 2021

William Deeks, Director	275,000	275,000	$ 1.00	July 18, 2021

Victor Eng, Director	100,000	100,000	$ 1.00	July 18, 2021

Dennis Simmons, Director	375,000	375,000	$ 1.00	July 18, 2021

Erik Tornquist, Director	385,000	385,000	$ 1.00	July 18, 2021

William Webster, Director	275,000	275,000	$ 1.00	July 18, 2021

Total Officers and Directors (8 persons)	2,350,000
Total Employees and Consultants (3 persons)	175,000
Total Officers/Directors/Employees And Consultants	2,525,000

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

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2015 Stock Option Plan dated June 18, 2015

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2016 Stock Option Plan, which is filed as an exhibit to this fiscal 2017 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2017.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2017, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2017.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.

Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2017, 2016, and 2015.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2017	Fiscal Year Ended January 31, 2016	Fiscal Year Ended January 31, 2015

Audit Fees	$ 15,000	$ 8,550	$ 22,500
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 15,000	$ 8,550	$ 22,500

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

Item 18.

Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2017 and 2016.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements.

Item 19.

Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP Chartered Professional Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 29, 2017

Balance Sheets at January 31, 2017 and January 31, 2016

Statements of Operations for the years ended January 31, 2017, 2016, and 2015.

Statements of Cash Flows for the years ended January 31, 2017, 2016, and 2015.

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
10.	Other documents Copy of fiscal 2016 Stock Option Plan Certifications of the Chief Executive Officer Certification of the Chief Financial Officer

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2017

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 34

- 97 -

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

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders at the annual meeting to audit the financial statements and report directly to them via their report which follows.  The external auditors have full and free access to meet periodically (and separately with) the Audit Committee and management to discuss the audit findings.

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

May 29, 2017

“John Plourde” Chief Executive Officer	“Ruth Swan” Chief Financial Officer

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.:

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2017 and January 31, 2016 and the statements of comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended January 31, 2017, and the related notes, which comprise significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Booker Minerals Inc. as at January 31, 2017 and January 31, 2016 and its financial performance and its cash flows for each of the years in the three year period ended January 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Vancouver, British Columbia
May 29, 2017	Chartered Professional Accountants

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2017 AND 2016

	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$175,235	$175,798
Receivables	4,365	6,404
Prepaid expenses and deposits	48,451	51,320

	228,051	233,522

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,821,100	24,585,706
Equipment, vehicles and furniture (Note 7)	8,645	13,044
Reclamation deposits	123,600	123,600

Total assets	$30,013,896	$29,788,372

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$34,475	$33,684
Amounts owing to related parties (Note 10)	15,539	12,485

	50,014	46,169

Shareholders' equity
Share Capital (Note 8)	51,039,304	50,458,304
Contributed surplus (Note 8)	17,057,935	14,978,925
Deficit	(38,133,357)	(35,695,026)

	29,963,882	29,742,203

Total liabilities and shareholders’ equity	$30,013,896	$29,788,372

Approved by the Board of Directors and authorized for issue on May 29, 2017:

“William G. Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017, 2016 AND 2015

	2017	2016	2015

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$675	$375	$-
Consulting fees - Option based payments (Note 8 & 10)	510,753	82,447	205,493
Depreciation	4,399	5,364	6,220
Directors fees	11,000	13,000	15,000
Directors fees - Option based payments (Note 8 & 10)	887,565	101,336	541,157
Filing and transfer agent fees	48,446	83,179	68,635
Foreign exchange (gain)loss	2,931	(2,336)	(253)
Finance income	(784)	(967)	(963)
Investor relations – related party (Note 10)	82,000	132,000	132,000
Investor relations - Option based payments (Note 8 & 10)	575,347	17,880	317,740
Office and miscellaneous	18,842	61,071	71,250
Office rent	79,596	79,991	81,785
Professional fees (Note 10)	72,245	47,599	59,299
Professional fees - Option based payments (Note 8 & 10)	105,345	3,251	57,778
Shareholder information and promotion	26,982	38,024	130,938
Telephone	5,636	5,411	6,284
Travel	7,353	15,512	21,385

Loss from operations	(2,438,331)	(683,137)	(1,713,748)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(2,438,331)	$(683,137)	$(1,713,748)

Basic and diluted loss per share (Note 9)	$(0.19)	$(0.05)	$(0.14)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2017, 2016 AND 2015

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2014	12,358,039	$ 49,880,704	$ 13,651,843	$ (33,298,141)	$ 30,234,406
Exercise of warrants	5,500	22,000	-	-	22,000
Option based payments	-	-	1,122,168	-	1,122,168
Net loss for the year	-		-	(1,713,748)	(1,713,748)

Balance, January 31, 2015	12,363,539	$ 49,902,704	$ 14,774,011	$ (35,011,889)	$ 29,664,826
Private Placement	277,800	555,600	-	-	555,600
Option based payments	-	-	204,914	-	204,914
Net loss for the year	-		-	(683,137)	(683,137)

Balance, January 31, 2016	12,641,339	$ 50,458,304	$ 14,978,925	$ (35,695,026)	$ 29,742,203
Private Placement	581,000	581,000	-	-	581,000
Option based payments	-	-	2,079,010	-	2,079,010
Net loss for the year	-		-	(2,438,331)	(2,438,331)

Balance, January 31, 2017	13,222,339	$ 51,039,304	$ 17,057,935	$ (38,133,357)	$ 29,963,882

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017, 2016 AND 2015

	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(2,438,331)	$(683,137)	$(1,713,748)
Items not affecting cash:
Depreciation	4,399	5,364	6,220
Option based payments	2,079,010	204,914	1,122,168

Changes in non-cash working capital items:
(Increase)/decrease in receivables	2,039	(457)	238
(Increase)/decrease in prepaids and deposits	2,869	(10,581)	(163)
Increase/(decrease) in accounts payable and accrued liabilities	8,069	(19,767)	2,502
Increase/(decrease) in amounts owing to related parties	3,054	(1,480)	(64)

Net cash provided by/(used in) operating activities	(338,891)	(505,144)	(582,847)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	581,000	555,600	22,000

Net cash provided by financing activities	581,000	555,600	22,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(242,672)	(239,214)	(236,149)
Purchase of equipment, vehicles or furniture	-	(3,990)	(1,229)

Net cash used in investing activities	(242,672)	(243,204)	(237,378)

Change in cash and cash equivalents during the year	(563)	(192,748)	(798,225)

Cash and cash equivalents, beginning of year	175,798	368,546	1,166,771

Cash and cash equivalents, end of year	$175,235	$175,798	$368,546

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations under IFRS for years ended January 31, 2017, 2016 and 2015 and financial position as at January 31, 2017 and 2016.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2017 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 29, 2017.

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

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the sale of shares by the Company, and an accumulated deficit is the result of operations and exploration activities without production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit. These conditions may indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the fiscal year and anticipates proceeds from the exercise of options and warrants to ensure the Company’s financial resources.

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

	2017	2016	2015

Working capital	$ 178,037	$ 187,353	$ 361,437
Loss for the year	(2,438,331)	(683,137)	(1,713,748)
Deficit	(38,133,357)	(35,695,026)	(35,011,889)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

At January 31, 2017, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to our functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of comprehensive loss.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

The Company has determined that it has no additional restoration obligations as at January 31, 2017.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

Warrants that are issued as payments for agency fees or other transaction costs are accounted for as share-based payments and are recognized in equity.

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

(i)

Loss per share

The weighted average number of common shares outstanding for the year ended January 31, 2017 does not include the 429,400 (2016 – 138,900) warrants outstanding and the 2,425,000 (2016 – 2,456,407) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

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

(o)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.  The Company has not recognized any legal or constructive obligations based on past events during the current period.

(p)

Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

(q)

Accounting standards and amendments issued and adopted

The following amended or new Standards were issued by the IASB and are effective for the Company’s fiscal year beginning on February 1, 2016.

(i)

IAS 1 – Presentation of Financial Statements

IAS 1, as amended is to clarify guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. IAS 1 as amended is effective for years beginning on or after January 1, 2016. The implementation of amendments to IAS 1 had no impact to the Company’s January 31, 2017 financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(q)

Recently adopted accounting pronouncements (cont’d)

(ii)

IAS 16 & IAS 38 – Acceptable methods of depreciation/amortisation

IAS 16 & IAS 38 amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriate, and (ii) provide a rebuttable presumption that amortization of intangible asset based revenue generated by using the asset is inappropriate. IAS 16 & IAS 38 are effective for years beginning on or after January 1, 2016. The implementation of amendments to IAS 16 and IAS 38 had no impact to the Company’s January 31, 2017 financial statements.

4.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2017.  Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the discussion below.  The Company is currently evaluating the potential impacts of these new standards.

(a)

IFRS 9 - Financial Instruments

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages it financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS is effective for annual periods beginning on or after January 1, 2018.  Early adoption is permitted.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(b)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The Company has not evaluated the impact of adopting these amendments to its financial statements.

(c)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, replacing IAS 17, “Leases”.  IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its balance sheet providing the reader with greater transparency of an entity’s lease obligations.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption provided.  The Company has not evaluated the impact of this standard.

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

Morrison claims, Canada	2017	2016	2015

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

5.

MINERAL PROPERTY INTERESTS (cont’d)

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty. These claims are located near the Morrison claims. The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2021 and there are no other payments required until that year. During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty. These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2021 and there are no other payments required until that year. During the year ended January 31, 2005 the previously capitalized amounts were written-off to operations.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”, which was subsequently acquired by Glencore PLC, "Glencore”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2017	2016	2015

Balance, beginning of year	$24,585,706	$24,332,871	$24,098,517

Exploration and evaluation costs
Additions
Supplies and camp	-	1,200	7,800
Staking and recording	4,031	3,505	1,113
Environmental
Assays	-	-	9,069
Geological and geophysical	-	47,555	67,999
Sub-contracts and labour	30,029	42,371	10,339
Supplies and general	7,878	-	18
Travel	5,586	1,817	-
Metallurgical
Assays	184	703	631
Geological and geophysical	-	-	4,810
Scoping/Feasibility study
Geological and geophysical	86,643	-	-
Sub-contracts and labour	45,043	59,684	36,575
Sub-contracts and labour - related parties	56,000	96,000	96,000

Total Exploration and evaluation costs for the year	$235,394	$252,835	$234,354

Balance, end of year	$24,821,100	$24,585,706	$24,332,871

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2016	Additions for period	Disposals for period	Balance January 31, 2017

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(60,588)	(2,020)	-	(62,608)
Net book value	$6,732	$(2,020)	$-	$$4,712

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,620)	(356)	-	(21,976)
Net book value	$1,777	$(356)	$-	$1,421

Computer equipment
Value at Cost	$94,151	$-	$-	$94,151
Accumulated Depreciation	(89,616)	(2,023)	-	(91,639)
Net book value	$4,535	$(2,023)	$-	$2,512

Totals	$13,044	$(4,399)	$-	$8,645

	Balance February 1, 2015	Additions for period	Disposals for period	Balance January 31, 2016

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(57,703)	(2,885)	-	(60,588)
Net book value	$9,617	$(2,885)	$-	$6,732

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,176)	(444)	-	(21,620)
Net book value	$2,221	$(444)	$-	$1,777

Computer equipment
Value at Cost	$90,161	$3,990	$-	$94,151
Accumulated Depreciation	(87,581)	(2,035)	-	(89,616)
Net book value	$2,580	$1,955	$-	$4,535

Totals	$14,418	$(1,374)	$-	$13,044

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2017, the Company completed a private placement of 581,000 units at $1 per unit with gross proceeds of $581,000.  Each unit consisted of one common share and a warrant to purchase one-half of one common share exercisable at a price of $1.50 per share for two years (expiry June 27, 2018).  The gross proceeds were allocated to the common shares based on their fair value ($581,000), with the residual value being allocated to warrants ($Nil).

Option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years.

During the year ended January 31, 2017, no stock options were exercised (2016 - nil) at an averaged exercise price of $nil (2016 - $nil) for total proceeds of $nil (2016 - $nil).

During the year ended January 31, 2017, 2,456,407 stock options were cancelled (2016 - 270,900) at an averaged exercise price of $3.84 (2016 - $4.00).

During the year ended January 31, 2017, 2,425,000 stock options were granted (2016 - 270,000) at an exercise price of $1.00 (2016 - $2.50).  If these options were exercised, the Company would receive $2,425,000.

Stock option transactions are summarized as follows:

	2017		2016		2015
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,456,407	$ 3.84	2,457,307	$ 4.00	2,457,307	$ 4.00
Granted	2,425,000	$ 1.00	270,000	$ 2.50	-	-
Cancelled	(2,456,407)	$ 3.84	(270,900)	$ 4.00	-	-
Exercised	-	-	-	-	-	-

Outstanding, end of year	2,425,000	$ 1.00	2,456,407	$ 3.84	2,457,307	$ 4.00

Options exercisable, end of year	2,425,000	$ 1.00	2,236,407	$ 3.97	2,150,138	$ 4.00

Weighted average remaining life of outstanding options granted in years		4.46		4.39		5.35

Weighted average fair value per option granted		$ .81		$ 1.28		$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2017:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,425,000	2,425,000	$ 1.00	July 18, 2021

Option based payment expense

Total option based payments recognized during the year ended January 31, 2017 was $2,079,010 (2016 – $204,914; 2015 – $1,122,168) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The fair value of stock options granted during the year ended January 31, 2017 was $1,965,094 (2016 – $345,175; 2015 – $nil) which has been recognized as option based payments.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	2017	2016	2015

Risk-free interest rate	0.62%	0.81%	-
Expected life of options	5 years	2 years	-
Annualized volatility	99.97%	101.22%	-
Dividends	0.00%	0.00%	-

Warrants

Warrant transactions are summarized as follows:

	2017		2016		2015
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	138,900	$ 2.50	28,000	$ 5.00	33,500	$ 4.00
Granted	290,500	$ 1.50	138,900	$ 2.50	-	-
Expired	-	-	(28,000)	$ 5.00	-	-
Exercised	-	-	-	-	(5,500)	$ 4.00
Outstanding, end of year	429,400	$ 1.82	138,900	$ 2.50	28,000	$ 5.00

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Warrants (cont’d)

The following share purchase warrants were outstanding and exercisable at January 31 2017:

Number of Warrants	Exercise Price	Expiry Date

138,900	$ 2.50	September 21, 2017
290,500	$ 1.50	June 27, 2018

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2017 does not include the 429,400 (2016 - 138,900; 2015 - 28,000) warrants outstanding and the 2,425,000 (2016 - 2,456,407; 2015 - 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	2017	2016	2015

Basic and diluted loss per common share	$ (0.19)	$ (0.05)	$ (0.14)

Weighted average number of common shares outstanding	12,952,011	12,429,949	12,361,173

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2017			2016			2015
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
Paid to a director for:
investor relations	$ -	$ 263,363	$ -	$ -	$ 8,241	$ -	$ -	$ 146,458	$ -
investor relations	82,000	311,984	8,473	132,000	9,639	6,923	132,000	171,282	7,534
consulting (a)	56,000	311,984	4,239	96,000	9,767	4,239	96,000	173,571	4,239
consulting (b)	675	137,993	-	375	70,884	-	-	-	-

owed to a director for expenses	-	-	-	-	-	-	-	-	1,090

Paid to an officer of the company (c)	26,430	105,345	2,827	27,143	3,251	1,323	28,335	57,778	1,102

	$ 165,105	$1,130,669	$ 15,539	$ 255,518	$ 101,782	$ 12,485	$ 256,335	$ 549,089	$ 13,965

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and option based payments which have been allocated to operating expenses as consulting fees.

b)

fees for services which have been allocated to operating expenses as consulting fees.

c)

for accounting and management services.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

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

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2017	2016	2015

Remuneration or fees	$ 176,105	$ 268,518	$ 271,335
Option based payments (non-cash item)	1,880,241	132,234	1,090,246

Total compensation for key management personnel	$ 2,056,346	$ 400,752	$ 1,361,581

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2017	2016	2015

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$ 9,260	$ 16,538	$ 2,917
as owing to related parties	$ 4,000	$ 4,000	$ 4,000

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2017, 2016 and 2015:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

12.

INCOME TAXES (cont’d)

	2017	2016	2015

Loss before income taxes	$ (2,438,331)	$ (683,137)	$ (1,713,748)
Canadian statutory income tax rate	26.0%	26.0%	26.0%
Computed “expected” income tax expense	(633,966)	(177,616)	(445,574)

Differences resulting from:
Option based payments	540,543	53,278	291,764
Other non-deductible items	423	1,338	2,754
Change in enacted rate	-	-	-
Expiry of loss carryforwards	-	-	114,056
Increase/(decrease) in deferred tax assets not recognized	93,000	123,000	37,000

Provision for income tax expense	$ -	$ -	$ -

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2017	2016	2015
Deferred tax assets-Canada

Non-capital loss carry forwards	$ 8,914,000	$ 8,547,000	$ 8,059,000
Mineral property interests and deferred exploration costs	5,088,000	5,088,000	5,088,000
Property and equipment	31,000	42,000	57,000

Total deferred tax asset not recognized	$ 14,033,000	$ 13,677,000	$ 13,204,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505
2037	366,614

Total	$ 8,913,806

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Amount

Year ending January 31, 2018	$ 35,793

Total	$ 35,793

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2017 was $17,726 (2016 - $54,330; 2015 - $55,301).

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2017 and 2016, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair value at January 31, 2017
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 175,235	$ -	$ -

Fair value at January 31, 2016
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 175,798	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

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

As at January 31, 2017, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2017 and 2016

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(c)

Market risk (cont’d)

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2017.

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the Company has not issued any common shares, announced any private placements or cancelled any options.  On February 20, the Company granted 100,000 options at an exercise price of $1 for a period of 4 years.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 29, 2017	Signed: /s/ “John Plourde”
John Plourde, President and CEO

