Form 20-F
period 2018-01-31
Pacific Booker Minerals Inc.
filed 2018-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  14,797,904

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Director	22 Mariners Haven Collingwood, ON L9Y 5B5

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1022, Mesa, AZ 85209-3822

Victor Eng	Director	1106 Mt Baldur Dr, Vernon, BC V1B 2N7

Erik Tornquist	Director	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Dennis Simmons	Director	8977 Hunters Way Apple Valley, MN 55124

William F. Webster	Director	1729 East Tower, 400 Walmar Road, Toronto, ON M5P 2X7

The Company’s auditor for the fiscal years of 2018, 2017 and 2016 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2018, 2017 and 2016 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2015 and 2014 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/18	1/31/17	1/31/16	1/31/15	1/31/14

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($400)	($2,438)	($683)	($1,714)	($4.205)
Net Income (Loss) Per Share	($0.03)	($0.19)	($0.05)	($0.14)	($0.34)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	13,706	12,952	12,430	12,362	12,327
Working Capital	$757	$178	$187	$361	$1,160
Mineral Properties	$29,697	$29,654	$29,418	$29,165	$28,931
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$30,586	$29,964	$29,742	$29,719	$30,234
Total Assets	$30,609	$30,014	$29,788	$29,719	$30,288

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

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
Year Ended 12/31/17	$ 1.30	$ 1.37	$ 1.21	$ 1.25
Year Ended 12/31/16	1.32	1.46	1.25	1.34
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16

Three Months Ended 3/31/18	$ 1.27	$ 1.31	$ 1.23	$ 1.29
Three Months Ended 12/31/17	1.28	1.29	1.25	1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30

Three Months Ended 3/31/17	$ 1.32	$ 1.35	$1.30	$ 1.33
Three Months Ended 12/31/16	1.34	1.36	1.31	1.34
Three Months Ended 9/30/16	1.31	1.32	1.28	1.31
Three Months Ended 6/30/16	1.29	1.32	1.25	1.30

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22

April 2018		$ 1.29	$ 1.25	$ 1.28
March 2018		1.31	1.28	1.29
February 2018		1.28	1.23	1.28
January 2018		1.25	1.23	1.23
December 2017		1.29	1.25	1.25
November 2017		1.29	1.27	1.29

The exchange rate was $1.28 on April 30, 2018.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2018, the end of the Company’s most recent fiscal year, the Company had a deficit of $38,533,386.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and is currently $6,249 per month. The lease is in effect until January 31, 2019. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”.  The Company was formerly listed on the NYSE MKT Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value.  As of January 31, 2018, the end of the most recent fiscal year, there were 14,797,904 common shares issued and outstanding.

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

Morrison Project

The Morrison Project is a copper/gold exploration project and, including the adjacent Hearne Hill project, covers an area of approximately 65 square kilometers in British Columbia, Canada.  Morrison is subject to a purchase agreement between the Company and Falconbridge, a unit of Xstrata Plc., where the Company can acquire a 100% interest in the Morrison property.  Under the acquisition agreement, the Company has made all the required cash payments to Falconbridge and is only required to issue Falconbridge 250,000 additional common shares upon commencement of commercial production.

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

Upon Commencement of any commercial production from the property, the Company must issue to Falconbridge an additional 250,000 common shares.  If at the time of issuance, the Company’s common share price is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the value of the 250,000 common shares issued.  This amount is figured by the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

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

Current Exploration and Morrison Feasibility Study

The Phase III drill program totaled 82 holes of about 23,000 meters which succeeded in substantially delineating the Morrison deposit.  The Company engaged SNC Lavalin of Toronto, Ontario, to prepare a scoping study for Morrison which included a geostatistical block model and a resource estimate.  Snowden Mining Industry Consultants of Vancouver, British Columbia was engaged to incorporate SNC’s work into generating optimized pit designs and manual geological polygonal block models for further developing resource estimates for the Morrison deposit. Snowden completed and delivered its report to Booker’s management in early May 2003.

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

Beacon Hill completed a draft of a Preliminary Assessment Report on the feasibility of the claims and continued the work to bring the draft report to the Final Feasibility Report.  During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

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

PBM has also become aware of communications between the deciding Ministers and interested parties during the decision phase of the original review.  These communications were not provided to PBM and may have contained items that were not factual but were accepted as fact. The Company always intended for the Morrison Mine, which is located in a historic mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration of the Morrison property, and intended to continue that practice during the construction and operation of the mine.

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

Fiscal 2018 Work

On February 2, 2017, the Company posted a video on the company website.  The video shows the Morrison Project location, the mine site plan (showing the proposed open pit and tailings management facilities and the changes in those items over the anticipated life of the mine), the processing plant and a tour of the main waterways between the project site and the Pacific Ocean.  The video is posted at:  http://www.pacificbooker.com/property.htm.

In May 2017, the Company completed and reported on the water monitoring work on the Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  The monitoring program was conducted using temperature loggers to obtain continuous concurrent measurements of Morrison Lake inflow/outflow temperature and lake thermal stratification to determine the lake’s mixing patterns over a year-long timeframe.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The data collected during this thermal stratification study will provide information for detailed modelling of diffuser inputs to the lake and supports the stratification assumptions made by Dr. Laval and Dr. Lawrence during their independent environmental affects assessments of the proposed Morrison Lake diffuser.  The report concludes that the Morrison Lake is a typical dimictic lake, with waters that mix from top to bottom during two mixing periods each year, with stratification beginning in the spring, strengthening through the summer and then breaking down through the fall.  Stratification is the natural separation of water in the lake into layers due to the change in water's density with temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of the Company website at:  http://www.pacificbooker.com/reports.htm.

In April and May, during the BC Election campaign, the Company sent individual emails to 86 Liberal, 80 NDP and 79 Green Party Candidates on 14 days during the campaign and those emails were subsequently sent to approx. 1,000 subscribed individuals in our news list.  The purpose of these “plain language” communications was to give the readers an understanding of our experience during the judgement phases of the Environmental Assessment process and the impact of the decisions made by the Ministers involved.  The emails have been compiled in a pdf file and have been posted on the Company website at: http://www.pacificbooker.com/pdf/2017%20Campaign.pdf.

The Company has been following the news media coverage of the new provincial government and observing the processes used.  PBM has noted that new individuals have been posted on the EAO Project Information website as Project Lead, Executive Project Director and Compliance & Enforcement Lead.  The updated information is shown at the following link:  http://projects.eao.gov.bc.ca/p/morrison-copper-gold/detail

Anticipated Fiscal 2019 Work

The Company will continue its efforts to acquire the Environmental Assessment Certificate as required for the project.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2019 will be CDN$50,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2018 and 2017.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.23 as of January 31, 2018.

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

Results of Operations

Year Ended 1/31/2018 vs. Year Ended 1/31/2017

The net loss for the year ended January 31, 2018 was ($400,029), or ($0.03) per share, compared to a loss of ($2,438,331), or ($0.19) per share for the year ended January 31, 2017.  The decreased loss in the current year included a decrease Share based payment expense (previously called Stock-based Compensation expense) to ($66,419) compared to ($2,079,010) in the prior year, with the decrease due to a reduced number of stock options granted which vested on granting in February 2017; a decrease in Professional fees from ($72,245) to ($69,942), reflecting the reduced cost for legal fees in regards to the FOI requests and other legal matters, offset by an additional amount in 2018 for accounting/management services provided by Ruth Swan; and a decrease in Office Rent from ($79,596) to ($77,444); and an increase in Travel costs from ($7,353) to ($10,599), reflecting a small decrease in activity since the denial in October 2012; and a decrease in Shareholder information and promotion costs from ($26,982) to ($25,395), reflecting the decrease in activity; and a decrease in Telephone costs from ($5,636) to ($4,946), due to a service call in the prior year; and a decrease in Depreciation from ($4,399) to ($3,596); a decrease in Filing and Transfer agents fees from ($48,446) to ($29,198), due to the decrease in NYSE MKT fees; a decrease in Finance income from $784 to $704;  a decrease in Office and miscellaneous from ($18,842) to ($16,658), reflecting decreased need for supplies; an increase in Directors’ fees from ($11,000) to ($11,500); and a decrease in the loss on Foreign exchange from ($2,931) to ($1,880); and an increase in Consulting Fees from ($675) to ($20,900), reflecting fees paid to Victor Eng and Erik Tornquist for activities not related to the Morrison project.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2018.

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

(i)

Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2018 does not include the 2,004,965 (2017 – 429,400) warrants outstanding and the 2,525,000 (2016 – 2,425,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

(l)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2018 due to the immediate or short-term maturities of the financial instruments.

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

Accounting standards and amendments issued and adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2019. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the discussion below.

(i)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The implementation of amendments to IFRS 2 is not expected to have an impact to the Company’s January 31, 2019 financial statements.

(ii)

IFRS 9 - Financial Instruments

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages it financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018.  Early adoption is permitted.  The implementation of amendments to IFRS 9 is not expected to have an impact to the Company’s January 31, 2019 financial statements.

(iii)

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

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2018, the end of the most recent fiscal year, was $757,336.  Subsequent to the year end through May 10, 2018, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options. The Company has issued 73,500 common shares on exercise of warrants for gross proceeds of $73,500. The Company’s current working capital and proceeds from the anticipated exercises of options and/or warrants are expected to be sufficient for the fiscal 2019 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $50,000 for the ongoing work on the Morrison project and fiscal 2019’s estimated General and Administrative expenses of $250,000 (of which approximately $3,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2019, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2019 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2014	Private Placement	70,000	$ 4.00	$280,000

2015	None	Nil	Nil	Nil

2016	Private Placement	277,800	$ 2.00	$555,600

2017	Private Placement	581,000	$ 1.00	$581,000

2018	Private Placement	1,015,502	$ 0.50	$507,751
	Private Placement	560,063	$ 0.80	$448,050

Year Ended January 31, 2018

The Company’s Working Capital as of January 31, 2018 was $757,336.  During the year, Operating Activities used cash of ($379,025).  In addition to the fiscal year’s net loss of ($400,029), other non-cash charges included Share-based payments expense of ($66,419) and Amortization of ($3,596).  Changes in non-cash working capital items included increase in Receivables of $619, increase in Prepaids and Deposits of ($30,244), decrease in amounts owing to related parties of ($8,861), and decrease in Accounts Payable and Accrued Liabilities of ($8,861).  Investing Activities used cash of ($55,616), which included cash used for Deferred Exploration of ($52,147), and purchase of Equipment, Vehicles or Furniture of ($3,469).  Financing Activities provided cash of $955,801, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 1,575,565 common shares pursuant to private placements for proceeds of $955,801.

On September 13th, the Company completed a private placement originally announced on July 20th with 1,015,502 units at $0.50 per unit placed for total proceeds of $507,751.  Each unit consisted of one common share and one share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.00 until September 13, 2019. The warrants also contain an acceleration clause. If the common shares close at a price of $1.40 or greater for a period of 20 consecutive days, the Company may accelerate the expiry date of the warrants by providing notice to the warrant holders which would set the expiry date on the 30th day after the date on which notice is given by the Company.

On November 6th, the Company completed a private placement originally announced on September 14th. 560,063 units priced at $0.80 per unit were placed for total proceeds of $448,051.  The units consisted of one common share and one share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.00 until November 6, 2019. to purchase an additional share at a price of $1.00 exercisable for two years. The warrants also contain an acceleration clause. If the common shares close at a price of $1.40 or greater for a period of 20 consecutive days, the Company may accelerate the expiry date of the warrants by providing notice to the warrant holders which would set the expiry date on the 30th day after the date on which notice is given by the Company.

On September 18th, the Company amended the 138,900 Warrants issued as part of the Private Placement completed in September 2015. The Exercise price was reduced from $2.50 to $1.00 and the expiry date extended to September 21, 2019. The warrants also contain an acceleration clause. If the common shares close at a price of $1.20 or greater for a period of 10 consecutive days, the expiry date will accelerate, and the warrants would expire on the 31st day afterwards. Subsequent to the end of the fiscal year, 73,500 of these warrants were exercised and 65,400 expired unexercised.

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

During the year, the Company issued 581,000 common shares pursuant to a private placement of common stock units at a price of $1.00 per unit for proceeds of $581,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable into one-half of a common share at a price of $1.50 per share until June 27, 2018.

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

During the year, the Company issued 277,800 common shares pursuant to a private placement of common stock units at a price of $2.00 per until for proceeds of $555,600. Each unit consisted of one common share and one common share purchase warrant. Each warrant was exercisable into one-half of a common share at a price of $2.50 per share until September 21, 2017.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2018 and 2017.  The value of the Canadian Dollar in relationship to the US Dollar was $1.23 as of January 31, 2018.

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

The Company leases its Vancouver office, which runs through January 31, 2019.

Table No. 5

Contractual Obligations

As of February 1, 2018

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$74,991	$74,991	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 15, 2018 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 22, 2017, all the Directors were reelected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	62	June 24, 2005
William Deeks	85	March 17, 1997
Victor Eng	58	July 22, 2015
John J. Plourde	74	December 30, 1999
Dr. Dennis Simmons	66	November 29, 2006
Erik Tornquist	70	June 24, 2005
William F. Webster	74	June 24, 2005

Table No. 7 lists, as of May 15, 2018, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	74	December 16, 2013
Ruth Swan	Chief Financial Officer	61	April 20, 2006

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

Ruth Swan was named Chief Financial Officer of the Company on April 20, 2006.  She has over 30 years of bookkeeping experience, with more than 20 years in the resource sector.  She has operated a bookkeeping service since 1986 and since 1996 has provided bookkeeping & financial reporting services to Pacific Booker, and spends approximately 65% of her time on the Company’s affairs.

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

Victor Eng, Registered Professional Forest Technician, Director, has over 28 years’ experience in contract implementation.  He began his technician experience with the BC Forest Service in Hazelton, BC and later moved to Vernon to work for Riverside Forest Products Ltd. (now Tolko Industries).  He is currently is employed as a contract implementation consultant.  He spends approximately 5% of his time on the Company’s affairs.

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

Erik A. Tornquist is an Applied Science Technologist with over 30 years of experience in Natural Gas Operations, Engineering, International Project Management, Human Resources and Training.  He has held various management positions with Terasen Gas and Terasen International, most recently as Vice-President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman.  Mr. Tornquist has completed the PUBCO course for establishing and managing public companies at Simon Fraser University.  He was working on the Company’s Morrison project, and currently devotes approximately 30% of his time to the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 22, 2017, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2017 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2018 2017 2016	None None None	0 325,000 0	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2018 2017 2016	None None None	0 385,000 0	None None None	$62,000 (1) $82,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2018 2017 2016	None None None	100,000 130,000 0	N/A N/A N/A	$ 38,605 (2) $ 26,430 (2) $ 27,143 (2)

William Deeks Chairman and Director	2018 2017 2016	None None None	0 275,000 0	$3,000 $3,000 $3,000	None None None

Victor Eng Director	2018 2017 2016	None None None	0 100,000 0	None None None	$ 900 (4) $ 675 (4) $ 375 (4)

Mark Gulbrandson, Former Director	2018 2017 2016	None None None	0 0 0	None None $1,500	None None None

Dr. Dennis Simmons, Director	2018 2017 2016	None None None	0 375,000 0	$3,000 $3,000 $3,000	None None None

Erik Tornquist, Director	2018 2017 2016	None None None	0 385,000 0	None None None	$ 28,000 (3) $ 56,000 (3) $ 96,000 (3)

William Webster, Director	2018 2017 2016	None None None	0 275,000 0	$3,000 $2,500 $3,000	None None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)

The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project and consulting services related to overhead activities.

(4)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to overhead activities.

No funds were set aside or accrued by the Company during Fiscal 2018 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 7, 2018, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	970,879	6.34%
Common	Ruth Swan (2)	270,108	1.79%
Common	Gregory Anderson (3)	330,029	2.17%
Common	William Deeks (4)	377,545	2.49%
Common	Victor Eng (5)	154,765	1.03%
Common	Dennis Simmons (6)	715,619	4.69%
Common	Erik Tornquist (7)	570,460	3.73%
Common	William Webster (8)	280,860	1.85%

	Total Directors/Officers	3,670,265	21.19%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options and 62,500 currently exercisable warrants.
(2)	Of these shares, 230,000 represent currently exercisable share purchase options and 12,500 currently exercisable warrants.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 275,000 represent currently exercisable share purchase options.
(5)	Of these shares, 100,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.
(7)	Of these shares, 385,000 represent currently exercisable share purchase options and 25,000 currently exercisable warrants.
(8)	Of these shares, 275,000 represent currently exercisable share purchase options.

.

#   Based upon 14,871,404 shares outstanding as of May 7, 2018 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities.  Table No. 10 lists as of May 7, 2018, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	970,879	6.34%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options and 62,500 currently exercisable warrants.

Based upon 14,871,404 shares outstanding as of May 7, 2018 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $62,000 in fiscal 2018 (2017- $82,000; 2016 - $132,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $28,000 in fiscal 2018 (2017- $56,000; 2016 - $96,000) for consulting services on the Morrison Project and consulting services related to overhead activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2018

Item 9.  Offer and Listing of Securities

As of January 31, 2018, the authorized capital of the Company consisted of 100,000,000 common shares.  There were 14,871,404 common shares issued and outstanding as of May 10, 2018.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2018, the shareholders' list for the Company's common shares showed 122 registered shareholders, including depositories, and 14,871,404 shares issued and outstanding.  Of the total shareholders, 83 are resident in Canada holding 10,664,178 common shares representing 71.71% of the total shares outstanding; 39 shareholders are resident in the United States holding 4,207,226, or 28.29% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2018	$ 1.09	$ 1.01	$ 1.01
March 2018	1.31	1.04	1.10
February 2018	1.35	1.00	1.20
January 2018	1.35	0.83	1.25
December 2017	1.00	0.70	0.92
November 2017	1.20	0.93	0.93

Three Months Ended 4/30/18	$ 1.35	$ 1.00	$ 1.01
Three Months Ended 1/31/18	1.35	0.70	1.25
Three Months Ended 10/31/17	1.44	0.47	0.96
Three Months Ended 7/31/17	0.92	0.42	0.455

Three Months Ended 4/30/17	$ 1.05	$ 0.62	$ 0.83
Three Months Ended 1/31/17	1.34	0.82	0.86
Three Months Ended 10/31/16	1.50	0.92	1.05
Three Months Ended 7/31/16	1.30	0.75	1.09

Three Months Ended 4/30/16	$ 1.95	$ 0.63	$ 0.70
Three Months Ended 1/31/16	2.45	1.50	1.87
Three Months Ended 10/31/15	2.50	1.02	1.95
Three Months Ended 7/31/15	5.60	1.33	1.85

Three Months Ended 4/30/15	$ 6.90	$ 4.80	$ 5.20
Three Months Ended 1/31/15	5.89	3.65	5.69
Three Months Ended 10/31/14	5.10	3.35	3.75
Three Months Ended 7/31/14	5.95	4.65	4.95

Fiscal Year Ended 1/31/18	$ 1.44	$ 0.42	$ 1.25
Fiscal Year Ended 1/31/17	1.95	0.63	0.86
Fiscal Year Ended 1/31/16	6.90	1.02	1.87
Fiscal Year Ended 1/31/15	6.98	3.35	5.69
Fiscal Year Ended 1/31/14	8.38	2.45	6.93

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

Table No. 12 lists, as of May 10, 2018, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

290,500	$ 1.50	June 27, 2018
1,015,502	$ 1.00	September 13, 2019*
560,063	$ 1.00	November 6, 2019*

*--Warrants contain an additional exercise clause that if the common shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the warrants would expire on the 30th day after the date on which notice is given by the Company.

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

LEGAL PROCEEDINGS

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options.  The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2018, ended January 31, 2018. the Company issued 1,575,565 common shares pursuant to 2 private placements for total proceeds of $955,801.

•

Under the first placement, 1,015,502 common shares units at $0.50 per unit were placed for total proceeds of $507,751.  Each unit consisted of one common share and one share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.00 until September 13, 2019. The warrants also contain an acceleration clause. If the common shares close at a price of $1.40 or greater for a period of 20 consecutive days, the Company may accelerate the expiry date of the warrants by providing notice to the warrant holders which would set the expiry date on the 30th day after the date on which notice is given by the Company.

•

Under the second placement 560,063 common share units at $0.80 per unit were placed for total proceeds of $448,051.  The units consisted of one common share and one share purchase warrant, with each warrant exercisable into one additional common share at a price of $1.00 until November 6, 2019. to purchase an additional share at a price of $1.00 exercisable for two years. The warrants also contain an acceleration clause. If the common shares close at a price of $1.40 or greater for a period of 20 consecutive days, the Company may accelerate the expiry date of the warrants by providing notice to the warrant holders which would set the expiry date on the 30th day after the date on which notice is given by the Company.

No common shares were issued pursuant to the exercise of warrants or for the exercise of stock options in Fiscal 2018.

During Fiscal 2017, ended January 31, 2017, the Company issued 581,000 common shares pursuant to a private placement of common stock units for total proceeds of $581,000. Each unit was priced at $1.00 per unit, with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable into one-half of a common share at a price of $1.50 per share until June 27, 2018. No common shares were issued pursuant to the exercise of warrants or for the exercise of stock options in Fiscal 2017.

During Fiscal 2016, ended January 31, 2016, the Company issued 277,800 common shares pursuant to a private placement of common stock units for total proceeds of $555,600. Each unit was priced at $2.00 per unit and consisted of one common share and one common share purchase warrant. Each warrant was exercisable into one-half of a common share at a price of $2.50 per share until September 21, 2017. No common shares were issued pursuant to the exercise of warrants or for the exercise of stock options in Fiscal 2016.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual General and Special Meeting held on June 22, 2017, Shareholders approved a new Stock Option Plan dated 2017 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,644,467 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof.  The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option.  At a minimum, unless the approval of the Exchange is received, Options issued to Eligible Persons performing Investor Relations Activities must vest in stages over 12 months with no more than one-quarter of the Options vesting in any three month period.  Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 10, 2018, as well as the number of options granted to Directors and all employees as a group.

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2017 Stock Option Plan dated June 22, 2017

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2017 Stock Option Plan, which is filed as an exhibit to this fiscal 2018 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2018.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2018, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2018.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2018, 2017, and 2016.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2018	Fiscal Year Ended January 31, 2017	Fiscal Year Ended January 31, 2016

Audit Fees	$ 15,000	$ 15,000	$ 8,550
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 15,000	$ 15,000	$ 8,550

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant's Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2018 and 2017.

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

Audited Financial Statements

Independent Auditors Report, dated May 14, 2018

Balance Sheets at January 31, 2018 and January 31, 2017

Statements of Operations for the years ended January 31, 2018, 2017, and 2016.

Statements of Cash Flows for the years ended January 31, 2018, 2017, and 2016.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws.

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

10.

Other documents

2017 Stock Option Plan

12.

Certifications

1.

Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.

Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.

Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2018

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 34

- 99 -

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

May 14, 2018

“John Plourde” Chief Executive Officer	“Ruth Swan” Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of Pacific Booker Minerals Inc.:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2018 and 2017, and the statements of comprehensive loss, changes in equity and cash flows for the three years ended January 31, 2018, 2017, and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2018 and 2017, and its financial performance and its cash flows for the three years ended January 31, 2018, 2017, and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter regarding Going Concern

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

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2010.

Vancouver, Canada

May 14, 2018

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2018 AND 2017

	2018	2017

ASSETS

Current assets
Cash and cash equivalents	$696,395	$175,235
Receivables	4,984	4,365
Prepaid expenses and deposits	78,695	48,451

	780,074	228,051

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,864,119	24,821,100
Equipment, vehicles and furniture (Note 7)	8,518	8,645
Reclamation deposits	123,600	123,600

Total assets	$30,608,811	$30,013,896

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,060	$34,475
Amounts owing to related parties (Note 10)	2,678	15,539

	22,738	50,014

Shareholders' equity
Share Capital (Note 8)	51,995,105	51,039,304
Contributed surplus (Note 8)	17,124,354	17,057,935
Deficit	(38,533,386)	(38,133,357)

	30,586,073	29,963,882

Total liabilities and shareholders’ equity	$30,608,811	$30,013,896

Approved by the Board of Directors and authorized for issue on May 14, 2018:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018, 2017 AND 2016

	2018	2017	2016

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$20,900	$675	$375
Consulting fees - Option based payments (Note 8 & 10)	-	510,753	82,447
Depreciation	3,596	4,399	5,364
Directors fees	11,500	11,000	13,000
Directors fees - Option based payments (Note 8 & 10)	-	887,565	101,336
Filing and transfer agent fees	29,198	48,446	83,179
Foreign exchange (gain)loss	1,880	2,931	(2,336)
Finance income	(704)	(784)	(967)
Investor relations – related party (Note 10)	62,000	82,000	132,000
Investor relations - Option based payments (Note 8 & 10)	-	575,347	17,880
Office and miscellaneous	16,658	18,842	61,071
Office rent	77,444	79,596	79,991
Professional fees (Note 10)	69,942	72,245	47,599
Professional fees - Option based payments (Note 8 & 10)	66,419	105,345	3,251
Shareholder information and promotion	25,395	26,982	38,024
Telephone	4,946	5,636	5,411
Travel	10,599	7,353	15,512
Wages and benefits	256	-	-

Loss from operations	(400,029)	(2,438,331)	(683,137)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(400,029)	$(2,438,331)	$(683,137)

Basic and diluted loss per share (Note 9)	$(0.03)	$(0.19)	$(0.05)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2018, 2017 AND 2016

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2015	12,363,539	$49,902,704	$14,774,011	$(35,011,889)	$29,664,826
Private Placement	277,800	555,600	-	-	555,600
Option based payments	-	-	204,914	-	204,914
Net loss for the year	-	-	-	(683,137)	(683,137)

Balance, January 31, 2016	12,641,339	$50,458,304	$14,978,925	$(35,695,026)	$29,742,203
Private Placement	581,000	581,000	-	-	581,000
Option based payments	-	-	2,079,010	-	2,079,010
Net loss for the year	-	-	-	(2,438,331)	(2,438,331)

Balance, January 31, 2017	13,222,339	$51,039,304	$17,057,935	$(38,133,357)	$29,963,882
Private Placement	1,575,565	955,801	-	-	955,801
Option based payments	-	-	66,419	-	66,419
Net loss for the year	-	-	-	(400,029)	(400,029)

Balance, January 31, 2018	14,797,904	$51,995,105	$17,124,354	$(38,533,386)	$30,586,073

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018, 2017 AND 2016

	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(400,029)	$(2,438,331)	$(683,137)
Items not affecting cash:
Depreciation	3,596	4,399	5,364
Option based payments	66,419	2,079,010	204,914

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(619)	2,039	(457)
(Increase)/decrease in prepaids and deposits	(30,244)	2,869	(10,581)
Increase/(decrease) in accounts payable and accrued liabilities	(9,287)	8,069	(19,767)
Increase/(decrease) in amounts owing to related parties	(8,861)	3,054	(1,480)

Net cash used in operating activities	(379,025)	(338,891)	(505,144)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	955,801	581,000	555,600

Net cash provided by financing activities	955,801	581,000	555,600

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(52,147)	(242,672)	(239,214)
Purchase of equipment, vehicles or furniture	(3,469)	-	(3,990)

Net cash used in investing activities	(55,616)	(242,672)	(243,204)

Change in cash and cash equivalents during the year	521,160	(563)	(192,748)

Cash and cash equivalents, beginning of year	175,235	175,798	368,546

Cash and cash equivalents, end of year	$696,395	$175,235	$175,798

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations under IFRS for years ended January 31, 2018, 2017 and 2016 and financial position as at January 31, 2018 and 2017.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2018 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 14, 2018.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

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

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statements of financial position.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2018	2017	2016

Working capital	$ 757,336	$ 178,037	$ 187,353
Loss for the year	(400,029)	(2,438,331)	(683,137)
Deficit	(38,533,386)	(38,133,357)	(35,695,026)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

At January 31, 2018, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

The Company has determined that it has no additional restoration obligations as at January 31, 2018.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

(i)

Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2018 does not include the 2,004,965 (2017 – 429,400) warrants outstanding and the 2,525,000 (2017 – 2,425,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

(l)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at January 31, 2018 due to the immediate or short-term maturities of the financial instruments.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

4.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2019.  Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the discussion below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(a)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The implementation of amendments to IFRS 2 is not expected to have an impact to the Company’s January 31, 2019 financial statements.

(b)

IFRS 9 - Financial Instruments

IFRS 9 was issued by the IASB in November 2009 with additions in October 2010 and May 2013 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages it financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018.  Early adoption is permitted.  The implementation of amendments to IFRS 9 is not expected to have an impact to the Company’s January 31, 2019 financial statements.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

Morrison claims, Canada	2018	2017	2016

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2018	2017	2016

Balance, beginning of year	$24,821,100	$24,585,706	$24,332,871

Exploration and evaluation costs
Additions
Assays	7,000	-	-
Supplies and general	-	-	1,200
Staking and recording	369	4,031	3,505
Environmental
Assays	-	-	-
Geological and geophysical	-	-	47,555
Sub-contracts and labour	8,720	30,029	42,371
Supplies and general	-	7,878	-
Travel	842	5,586	1,817
Metallurgical
Assays	-	184	703
Scoping/Feasibility study
Geological and geophysical	-	86,643	-
Sub-contracts and labour	18,088	45,043	59,684
Sub-contracts and labour - related parties	8,000	56,000	96,000

Total Exploration and evaluation costs for the year	$43,019	$235,394	$252,835

Balance, end of year	$24,864,119	$24,821,100	$24,585,706

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2017	Additions for period	Disposals for period	Balance January 31, 2018

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(62,608)	(1,414)	-	(64,022)
Net book value	$4,712	$(1,414)	$-	$3,298

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,976)	(284)	-	(22,260)
Net book value	$1,421	$(284)	$-	$1,137

Computer equipment
Value at Cost	$94,151	$3,469	$-	$97,620
Accumulated Depreciation	(91,639)	(1,898)	-	(93,537)
Net book value	$2,512	$1,571	$-	$4,083

Totals	$8,645	$(127)	$-	$8,518

	Balance February 1, 2016	Additions for period	Disposals for period	Balance January 31, 2017

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(60,588)	(2,020)	-	(62,608)
Net book value	$6,732	$(2,020)	$-	$4,712

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,620)	(356)	-	(21,976)
Net book value	$1,777	$(356)	$-	$1,421

Computer equipment
Value at Cost	$94,151	$-	$-	$94,151
Accumulated Depreciation	(89,616)	(2,023)	-	(91,639)
Net book value	$4,535	$(2,023)	$-	$2,512

Totals	$13,044	$(4,399)	$-	$8,645

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2018, the Company completed two private placements.  The first one completed was for 1,015,502 units at $0.50 per unit with gross proceeds of $507,751.  Each unit consisted of one common share and a warrant to purchase one common share exercisable at a price of $1.00 per share for two years (expiry September 13, 2019).  The gross proceeds were allocated to the common shares based on their fair value ($507,751), with the residual value being allocated to warrants ($Nil).  The second one completed was for 560,063 units at $0.80 per unit with gross proceeds of $448,050.  Each unit consisted of one common share and a warrant to purchase one common share exercisable at a price of $1.00 per share for two years (expiry November 6, 2019).  The gross proceeds were allocated to the common shares based on their fair value ($448,050), with the residual value being allocated to warrants ($Nil).  All of these warrants contain an additional exercise clause that if the common shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the warrants would expire on the 30th day after the date on which notice is given by the Company.

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

During the year ended January 31, 2018, no stock options were exercised (2017 - nil) at an averaged exercise price of $nil (2017 - $nil) for total proceeds of $nil (2017 - $nil).

During the year ended January 31, 2018, no stock options were cancelled (2017 - 2,456,407) at an averaged exercise price of $nil (2017 - $3.84).

During the year ended January 31, 2018, 100,000 stock options were granted (2017 - 2,425,000) at an exercise price of $1.00 (2017 - $1.00).  If these options were exercised, the Company would receive $2,525,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	2018		2017		2016
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,425,000	$ 1.00	2,456,407	$ 3.84	2,457,307	$ 4.00
Granted	100,000	$ 1.00	2,425,000	$ 1.00	270,000	$ 2.50
Cancelled	-	-	(2,456,407)	$ 3.84	(270,900)	$ 4.00
Exercised	-	-	-	-	-	-

Outstanding, end of year	2,525,000	$ 1.00	2,425,000	$ 1.00	2,456,407	$ 3.84

Options exercisable, end of year	2,525,000	$ 1.00	2,425,000	$ 1.00	2,236,407	$ 3.97

Weighted average remaining life of outstanding options granted in years		3.44		4.46		4.39

Weighted average fair value per option granted		$ .66		$ .81		$ 1.28

The following stock options were outstanding at January 31, 2018:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,425,000	2,425,000	$ 1.00	July 18, 2021
100,000	100,000	$ 1.00	February 20, 2021

Option based payment expense

Total option based payments recognized during the year ended January 31, 2018 was $66,419 (2017 – $2,079,010; 2016 – $204,914) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The fair value of stock options granted during the year ended January 31, 2018 was $66,419 (2017 – $1,965,094; 2016 – $345,175) which has been recognized as option based payments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payment expense (cont’d)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2018	2017	2016

Risk-free interest rate	1.17%	0.62%	0.81%
Expected life of options	4 years	5 years	2 years
Annualized volatility	94.66%	99.97%	101.22%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2018		2017		2016
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	429,400	$ 1.82	138,900	$ 2.50	28,000	$ 5.00
Amended	(138,900)	$ (2.50)	-	-	-	-
	138,900	$ 1.00	-	-	-	-
Granted	1,575,565	$ 1.00	290,500	$ 1.50	138,900	$ 2.50
Expired	-	-	-	-	(28,000)	$ 5.00
Exercised	-	-	-	-	-	-
Outstanding, end of year	2,004,965	$ 1.07	429,400	$ 1.82	138,900	$ 2.50

The following share purchase warrants were outstanding and exercisable at January 31 2018:

Number of Warrants	Exercise Price	Expiry Date

290,500	$ 1.50	June 27, 2018
1,015,502	$ 1.00	September 13, 2019[2]
138,900	$ 1.00	September 21, 2019[1]
560,063	$ 1.00	November 6, 2019[2]

1)

Warrants contain an additional exercise clause that if the common shares close at a price of $1.20 or greater, for a period of 10 consecutive trading days, the warrants would expire on the 31st day.  Subsequent to the end of the year, the warrants were triggered, with 73,500 warrants exercised and 65,400 expired unexercised.

2)

Warrants contain an additional exercise clause that if the common shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the warrants would expire on the 30th day after the date on which notice is given by the Company.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2018 does not include the 2,004,965 (2017 - 429,400; 2016 - 138,900) warrants outstanding and the 2,525,000 (2017 - 2,425,000; 2016 - 2,456,407) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2018	2017	2016

Basic and diluted loss per common share	$ (0.03)	$ (0.19)	$ (0.05)

Weighted average number of common shares outstanding (basic and diluted)	13,706,255	12,952,011	12,429,949

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2018			2017			2016
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
To a director for:
investor relations	$ 62,000	$ -	$ 1,378	$ 82,000	$ 311,984	$ 8,473	$ 132,000	$ 9,639	$ 6,923
consulting (a)	28,000	-	-	56,000	311,984	4,239	96,000	9,767	4,239
consulting (b)	900	-	-	675	137,993	-	375	70,884	-

To an officer of the company (c)	38,605	66,419	1,300	26,430	105,345	2,827	27,143	3,251	1,323

	$ 129,505	$ 66,419	$ 2,678	$ 165,105	$ 867,306	$ 15,539	$ 255,518	$ 93,541	$ 12,485

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and option based payments and other services which have been allocated to operating expenses as consulting fees.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2018	2017	2016

Remuneration or fees	$ 141,005	$ 176,105	$ 268,518
Option based payments (non-cash item)	66,419	1,880,241	132,234
Total compensation for key management personnel	$ 207,424	$ 2,056,346	$ 400,752

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2018	2017	2016

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$ 4,132	$ 9,260	$ 16,538
as owing to related parties	$ -	$ 4,000	$ 4,000

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2018, 2017 and 2016:

	2018	2017	2016

Loss before income taxes	$ (400,029)	$ (2,438,331)	$ (683,137)
Canadian statutory income tax rate	27.0%	26.0%	26.0%
Computed “expected” income tax expense	(108,008)	(633,966)	(177,616)

Differences resulting from:
Option based payments	17,269	540,543	53,278
Other non-deductible items	1,739	423	1,338
Increase/(decrease) in deferred tax assets not recognized	89,000	93,000	123,000

Provision for income tax expense	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

12.

INCOME TAXES (cont’d)

In September 2017, the British Columbia Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards.  This change in tax rate was substantively enacted on October 26, 2017.  The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial general corporate income tax rate from 26% to 27%.

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2018	2017	2016
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$ 9,250,000	$ 8,914,000	$ 8,547,000
Mineral property interests and deferred exploration costs	5,089,000	5,088,000	5,088,000
Property and equipment	22,000	31,000	42,000

Total Unrecognized deductible temporary differences not recognized	$ 14,361,000	$ 14,033,000	$ 13,677,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505
2037	366,614
2038	336,016

Total	$ 9,249,822

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Amount

Year ending January 31, 2019	$ 74,991

Total	$ 74,991

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2018 was $35,793 (2017 - $17,726; 2016 - $54,330).

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2018 and 2017, the Company’s assets are all located in Canada (Notes 5 and 7).

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair value at January 31, 2018
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 696,395	$ -	$ -

Fair value at January 31, 2017
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 175,235	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

As at January 31, 2018, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2018 and 2017

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2018.

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the Company has issued 73,500 common shares on exercise of warrants.  The Company has not issued any other common shares, announced any private placements or granted or cancelled any options.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 30, 2018	Signed: /s/ “John Plourde”
John Plourde, President and CEO

