Form 20-F
period 2019-01-31
Pacific Booker Minerals Inc.
filed 2019-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2019

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

Common Shares, without par value

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  14,871,404

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

Index to Exhibits on Page 94

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Director	22 Mariners Haven Collingwood, ON L9Y 5B5

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1022, Mesa, AZ 85209-3822

Victor Eng	Director	6710 Blackcomb Way Vernon, BC V1B OA3

Erik Tornquist	Director	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Dennis Simmons	Director	18266 Jurel Way Lakeville, MN 55044

William F. Webster	Director	1729 East Tower, 400 Walmer Road, Toronto, ON M5P 2X7

The Company’s auditor for the fiscal years of 2019, 2018 and 2017 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2019, 2018 and 2017 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2016 and 2015 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/19	1/31/18	1/31/17	1/31/16	1/31/15

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($283)	($400)	($2,438)	($683)	($1,714)
Net Income (Loss) Per Share	($0.02)	($0.03)	($0.19)	($0.05)	($0.14)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	14,824	13,706	12,952	12,430	12,362
Working Capital	$620	$757	$178	$187	$361
Mineral Properties	$29,703	$29,697	$29,654	$29,418	$29,165
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$30,451	$30,586	$29,964	$29,742	$29,719
Total Assets	$30,472	$30,609	$30,014	$29,788	$29,719

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/18	$ 1.30	$ 1.37	$ 1.23	$ 1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

Three Months Ended 12/31/16	$ 1.14	$ 1.17	$ 1.12	$ 1.17
Three Months Ended 9/30/16	1.12	1.14	1.11	1.12
Three Months Ended 6/30/16	1.12	1.17	1.10	1.12
Three Months Ended 3/31/16	1.15	1.17	1.13	1.17

April 2019		$ 1.35	$ 1.33	$ 1.34
March 2019		1.34	1.33	1.34
February 2019		1.33	1.31	1.32
January 2019		1.36	1.31	1.31
December 2018		1.37	1.32	1.36
November 2018		1.33	1.31	1.33

The exchange rate was $1.34 on April 30, 2019.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2019, the end of the Company’s most recent fiscal year, the Company had a deficit of $38,816,938.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Affect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and is currently $6,547 per month. The lease is in effect until January 31, 2020. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”.  The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value.  As of January 31, 2019, the end of the most recent fiscal year, there were 14,871,404 common shares issued and outstanding.

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

In April 2016, the Company filed a Form 25 with the U.S. Securities and Exchange Commission to voluntarily withdraw its common shares from listing on the NYSE MKT (now NYSE American) Exchange.  The delisting was effective before the start of trading on April 29, 2016, and the Company’s shares began trading Over-the-Counter in the United States.

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

The LBN prepared and released to a newspaper an announcement in advance of the meeting.  On the same day as the meeting, the announcement was posted on the LBN website stating “BC rejected this Mine for good reason in 2012”.  Contrary to that statement is the judgement from BCEAO of no significant adverse effects. PBM has hired professional technical firms who qualifications have been certified and who have stated that this mine can be constructed, operated and decommissioned in an environmentally responsible manner.  That decision by the Ministers has been challenged and rescinded by the BC Supreme Court.  The statement from the Ministers quoted in the news release shows part of the issue with the October 2012 decision.  It notes the “unacceptable environmental risks that would be created by building a mine directly beside Morrison Lake, at the headwaters of the Skeena River”.  Morrison Lake is not located at the headwaters of the Skeena River.  It is located in the Skeena River Watershed, downstream of the headwaters.  The release also comments on “discharge treated mine effluent into the Lake”. The material to be discharged into the lake is treated water.  This release also states that the court case was won because the EAO had recommended that the Ministers reject it without informing PBM of this negative recommendation. On the contrary, the decision was reversed because PBM was not given the chance to challenge the negative assumptions that were used to support the decision.  Until early September 2012, PBM was assured by the EAO reviewers that the information was sufficient, and that the decision should be a positive one.

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

The Company has been following the news media coverage of the new provincial government and observing the processes used.  PBM has noted that new individuals have been posted on the EAO Project Information website as Project Lead, Executive Project Director and Compliance & Enforcement Lead.  The updated information is shown at the following link:  http://projects.eao.gov.bc.ca/p/morrison-copper-gold/detail

Fiscal 2019 Work

Management continued to communicate with the Members of the BC Legislative Assembly to provide information in support of the Morrison project benefits and in challenge to the misinformation that led to the decision to refuse to grant the EA Certificate in 2012 and the “further information required” decision of 2015.

In February 2018, PBM sent a letter to Premier John Horgan, Andrew Weaver (BC Green party leader), Andrew Wilkinson (BC Liberal party leader) and David Eby (Attorney General) and reminded them of the issues we face and requesting that they address the wrong done by the October 2012 unfair decision to refuse to grant the EAC for the Morrison project.  In April of 2018, we also sent a letter to the same 4 individuals and cc’d the Chief and Council of the LBN, advising the readers of the history of our relationship with the LBN.  PBM received a response from David Eby which expressed the opinion that PBM had been given the opportunity to respond to the “unfavourable recommendations of the Executive Director of the Environmental Assessment Office before the Minister’s decision was made.”  He indicated that as PBM did not seek judicial review of the Minister’s Order of July 7, 2015, the Order remains in effect.  PBM replied to the Attorney General and reminded him that the Environmental Assessment Office (and the Working Group) was not mentioned as part of the reconsideration process in Justice Affleck’s remedy and therefore, PBM does not agree with the statement that “Pacific Booker has since been provided with an opportunity to make representations to the Ministers, as anticipated by Justice Affleck’s decision.”  We also reminded Mr. Eby that when the reconsideration process was completed, the report titled Recommendations of the Executive Director (dated September 20, 2012) was included with the referral documents.  That report should not have been included in the new referral as it was part of the decision that was quashed by the court in December 2013.  PBM concluded the letter to Mr. Eby with the statement: “All we are asking for is a fair and unbiased review.  But with the Order from the previous Ministers still in effect, we have little hope of getting an unbiased review when we can’t even get the EAO to clarify the precise nature of the environmental work required by Schedule A of the Section 17 Order.”

In May of 2018, PBM completed an analysis of the documents that were submitted by Derek Sturko as the Recommendation of the Executive Director to the Ministers for the 2012 decision.  The document has been posted at:  http://www.pacificbooker.com/reports.htm.  PBM sent a letter and supporting documents to George Heyman (Minister of Environment and Climate Change Strategy) and to Michelle Mungall (Minister of Energy, Mines and Petroleum Resources) and cc’d Premier John Horgan, Andrew Wilkinson, Dr. Andrew Weaver and David Eby.  In our letter, we reminded the new Ministers who we are and included a little snapshot of our history in the EAO process.  We also stated “If the EAO had enough information to determine that the Morrison Project would not have any significant adverse effects, the further assessment decision appears to be a way to say no without actually saying no.  In reference to the letters submitted to the original ministers as part of the original referral package, we would like to ask why those with opposing views can request a refusal of a certificate based on beliefs without having to support that belief with facts, but the proponents must have science based facts to support any opinion.”  We also asked, “As the new ministers, we request that you give our application a fair and impartial review.”

In June 2018, the BC Government announced that it was changing the environmental assessment process to ensure the legal rights of First Nations are respected and the public’s expectation of a strong, transparent process is met.  Changes to B.C.'s environmental assessment process are focused on enhancing public confidence by ensuring impacted First Nations, local communities and governments and the broader public can meaningfully participate in all stages of environmental assessment through a process that is robust, transparent, timely and predictable; advancing reconciliation with First Nations; and protecting the environment while offering clear pathways to sustainable project approvals by providing certainty of process and clarity of regulatory considerations including opportunities for early indications of the likelihood of success.

Management has been following the news/information released regarding the EA revitalization process.  The new Bill 51 – 2018 ENVIRONMENTAL ASSESSMENT ACT was given Royal Assent on November 27th.  One of the more significant changes includes a statement that before making a recommendation, the chief executive assessment officer (EAO) must seek to achieve, with respect to the recommendation, consensus with participating Indigenous nations and the reasons for the recommendations must accompany the documents.  In the decision on application for environmental assessment certificate section, Section 4 (c) states that on receipt of a referral under subsection (1), the ministers must, within 30 days of receiving the referral, (i) issue an environmental assessment certificate to the proponent and attach any conditions to the certificate that the ministers consider necessary, including, without limitation, conditions respecting payments to be made for initiatives to mitigate effects of the project, or (ii) refuse to issue the certificate to the proponent.  Please note that the option of further assessment required is no longer available.

In July 2018, the Lake Babine Nation elected a new chief and councillors.  Gordon Alec is the new chief and many of the councillors are new to the position.  PBM has already written to the new chief congratulating him on his win and stating that we would be very pleased to be able to meet with him at his convenience to introduce ourselves and to answer any questions he may have.  In November 2018, PBM again wrote to Chief Alec and said “I would prefer to meet with you "one on one" to be able to discuss the Morrison project.  After we have come to an understanding of our matter, then we can reach out to an appropriately qualified individual to proceed with further arrangements and/or discussions, as necessary.  We hope that you will consent to a meeting where we can discuss these matters.”  To date, we have not received a response from the Chief.

The Company has also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison". In July 2018, PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at: https://raventrust.com/save-morrison-lake/.

Anticipated Fiscal 2020 Work

The Company will continue its efforts to acquire the Environmental Assessment Certificate as required for the project.

Between February and April 2019, PBM has corresponded with Kevin Jardine, Associate Deputy Minister, Environmental Assessment Office.  Mr. Jardine stated “I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.”  In March, PBM said “We will prepare the draft SAIR for review and expect that we will require 30 days to provide that document.  We are now prepared to proceed with the hope and expectation that a meaningful two-way discussion on the necessary details will be part of the next phase in our long stay in the EA process.”  And in April, PBM submitted a first draft document and stated: “Please find enclosed our first attempt at preparing the draft SAIR for review.  We hope that this document will be a starting point for the preparation of a document that will meet the need dictated by the Section 17 order.  We look forward to your feedback on this early version.”

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2020 will be CDN$50,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2019 and 2018.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.31 as of January 31, 2019.

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

Results of Operations

Year Ended 1/31/2019 vs. Year Ended 1/31/2018

The net loss for the year ended January 31, 2019 was ($283,552), or ($0.02) per share, compared to a loss of ($400,029), or ($0.03) per share for the year ended January 31, 2018.  The decreased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($75,426) compared to ($66,419) in the prior year, with the increase due to a longer term and a higher risk free interest rate in the calculation of the fair value of stock options granted which vested on granting in June 2018; a decrease in Professional Fees from ($69,942) to ($46,800), reflecting the reduced cost for legal fees in regards to the Freedom of Information  (FOI) requests and other legal matters; a reduced amount in 2019 for accounting/management services provided by Ruth Swan; an increase in Office Rent from ($77,444) to ($79,172); an increase in Travel costs from ($10,599) to ($15,848), reflecting a small increase in activity since the denial in October 2012; a decrease in Shareholder information and promotion costs from ($25,395) to ($22,430), reflecting the decrease in activity; a decrease in Telephone costs from ($4,946) to ($4,889), due to a service call in the prior year; a decrease in Depreciation from ($3,596) to ($3,045); a decrease in Filing and Transfer agents fees from ($29,198) to ($19,849), due to the private placement fees in the prior year; an increase in Finance income from $704 to $811; a decrease in Office and miscellaneous from ($16,658) to ($12,190), reflecting decreased need for supplies; a decrease in Directors’ fees from ($11,500) to ($11,000); an increase in the gain on Foreign exchange from ($1,880) to $7,411; and a decrease in Consulting Fees from ($20,900) to ($1,125), reflecting fees paid to Victor Eng and a reduction in fees paid to Erik Tornquist for activities not related to the Morrison project.

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

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to the functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of comprehensive loss.

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

(d)

Impairment

(i)

Financial assets

The Company assesses on a forward-looking basis, the expected credit losses associated with its assets, even if no actual loss events have taken place.  In addition to past events and current conditions, reasonable and supportable forward-looking information that is available without undue cost or effort is considered in determining impairment.  One model applies to all financial instruments subject to impairment testing.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2019.

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

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in the functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

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

The weighted average number of common shares outstanding for the year ended January 31, 2019 does not include the 1,575,565 (2018 – 2,004,965) warrants outstanding and the 2,625,000 (2018 – 2,525,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

(k)

Financial Instruments

The Company adopted IFRS 9 Financial Instruments effective February 1, 2018.  Under IFRS 9, the Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive (“FVTOCI”) or amortized cost, as appropriate.  On adoption of IFRS 9, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company’s financial assets.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company has classified each financial instrument into the following categories:

Financial Asset or Liability	Category (IAS 39) old	Category (IFRS 9) new
Cash and cash equivalents	FVTPL	FVTPL
Receivables	Loans and receivables	Loans and receivables
Reclamation deposits	Loans and receivables	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Amounts owing to related parties	Other liabilities	Other liabilities

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•

Level 3 – Inputs that are not based on observable market data.

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) and that are mandatory for current or future accounting periods have been discussed below. Pronouncements that are not applicable or do not have a significant impact or do not have a significant impact or for any items that are in effect and the adoption of the standard had no impact to the Company, may have been excluded from the discussion below.

(a)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The implementation of amendments to IFRS 2 had no accounting impact to the Company’s January 31, 2019 financial statements.

(b)

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 Revenue from Contracts with Customers, which specifies how and when an entity will recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures.  IFRS 15 was effective for annual periods beginning on or after January 1, 2018.  Given the Company does not have revenue, the adoption of IFRS 15 did not have an impact on the Company’s financial statements.

(c)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, replacing IAS 17, “Leases”.  IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its balance sheet providing the reader with greater transparency of an entity’s lease obligations.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption provided. The implementation of amendments to IFRS 16 is not expected to have an impact to the Company’s January 31, 2020 financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2019, the end of the most recent fiscal year, was $619,755.  Subsequent to the year end through May 8, 2019, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options. The Company has issued 1,575,565 common shares on exercise of warrants for gross proceeds of $1,575,565. The Company’s current working capital and proceeds from the anticipated exercises of options and/or warrants are expected to be sufficient for the fiscal 2019 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $50,000 for the ongoing work on the Morrison project and fiscal 2020’s estimated General and Administrative expenses of $600,000 (of which approximately $11,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2020, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2020 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2015	None	Nil	Nil	Nil

2016	Private Placement	277,800	$ 2.00	$555,600

2017	Private Placement	581,000	$ 1.00	$581,000

2018	Private Placement	1,015,502	$ 0.50	$507,751
	Private Placement	560,063	$ 0.80	$448,050

2019	None	Nil	Nil	Nil

Year Ended January 31, 2019

The Company’s Working Capital as of January 31, 2019 was $619,755.  During the year, Operating Activities used cash of ($195,256).  In addition to the fiscal year’s net loss of ($283,552), other non-cash charges included Share-based payments expense of ($75,426) and Amortization of ($3,045).  Changes in non-cash working capital items included decrease in Receivables of $3,118, decrease in Prepaids and Deposits of ($4,459), increase in amounts owing to related parties of ($13), and increase in Accounts Payable and Accrued Liabilities of ($2,235).  Investing Activities used cash of ($10,132), which included cash used for Deferred Exploration of ($10,132), and purchase of Equipment, Vehicles or Furniture of ($nil).  Financing Activities provided cash of $73,500, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 73,500 common shares pursuant to exercise of warrants for proceeds of $73,500.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2019 and 2018.  The value of the Canadian Dollar in relationship to the US Dollar was $1.31 as of January 31, 2019.

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

The Company leases its Vancouver office, which runs through January 31, 2020.

Table No. 5

Contractual Obligations

As of February 1, 2019

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$78,558	$78,558	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 15, 2019 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 28, 2018, all the Directors were re-elected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	63	June 24, 2005
William Deeks	86	March 17, 1997
Victor Eng	59	July 22, 2015
John J. Plourde	75	December 30, 1999
Dr. Dennis Simmons	67	November 29, 2006
Erik Tornquist	71	June 24, 2005
William F. Webster	75	June 24, 2005

Table No. 7 lists, as of May 15, 2019, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	75	December 16, 2013
Ruth Swan	Chief Financial Officer	62	April 20, 2006

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

Erik A. Tornquist is an Applied Science Technologist with over 30 years of experience in Natural Gas Operations, Engineering, International Project Management, Human Resources and Training.  He has held various management positions with Terasen Gas and Terasen International, most recently as Vice-President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman.  Mr. Tornquist has completed the PUBCO course for establishing and managing public companies at Simon Fraser University.  He was working on the Company’s Morrison project, and currently devotes approximately 10% of his time to the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 28, 2018, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2018 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2019 2018 2017	None None None	0 0 325,000	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2019 2018 2017	None None None	0 0 385,000	None None None	None $62,000 (1) $82,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2019 2018 2017	None None None	100,000 100,000 130,000	N/A N/A N/A	$ 25,560 (2) $ 38,605 (2) $ 26,430 (2)

William Deeks Chairman and Director	2019 2018 2017	None None None	0 0 275,000	$3,000 $3,000 $3,000	None None None

Victor Eng Director	2019 2018 2017	None None None	0 0 100,000	None None None	$ 1,125 (4) $ 900 (4) $ 675 (4)

Mark Gulbrandson, Former Director	2019 2018 2017	None None None	0 0 0	None None None	None None None

Dr. Dennis Simmons, Director	2019 2018 2017	None None None	0 0 375,000	$2,500 $3,000 $3,000	None None None

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Erik Tornquist, Director	2019 2018 2017	None None None	0 0 385,000	None None None	None $ 28,000 (3) $ 56,000 (3)

William Webster, Director	2019 2018 2017	None None None	0 0 275,000	$3,000 $3,000 $2,500	None None None

(1)					The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)					The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)

The “Other Compensation” listed for Erik Tornquist, Director, is for consulting services related to the Feasibility Study on the Morrison project and consulting services related to overhead activities.

(4)					The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to overhead activities.

No funds were set aside or accrued by the Company during Fiscal 2019 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 8, 2019, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	867,579	5.15%
Common	Ruth Swan (2)	360,108	2.15%
Common	Gregory Anderson (3)	330,029	1.97%
Common	William Deeks (4)	359,545	2.15%
Common	Victor Eng (5)	154,765	0.94%
Common	Dennis Simmons (6)	715,619	4.25%
Common	Erik Tornquist (7)	520,060	3.09%
Common	William Webster (8)	280,860	1.68%

	Total Directors/Officers	3,588,565	18.99%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options.
(2)	Of these shares, 330,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 275,000 represent currently exercisable share purchase options.
(5)	Of these shares, 100,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.
(7)	Of these shares, 385,000 represent currently exercisable share purchase options.
(8)	Of these shares, 275,000 represent currently exercisable share purchase options.

Based upon 16,446,969 shares outstanding as of May 8, 2019 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities.  Table No. 10 lists as of May 8, 2019, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	867,579	5.15%

(1)	Of these shares, 385,000 represent currently exercisable share purchase options.

Based upon 16,446,969 shares outstanding as of May 8, 2019 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $nil in fiscal 2019 (2018- $62,000; 2017 - $82,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $nil in fiscal 2019 (2018- $28,000; 2017 - $56,000) for consulting services on the Morrison Project and consulting services related to overhead activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2019.

Item 9.  Offer and Listing of Securities

As of January 31, 2019, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,446,969 common shares issued and outstanding as of May 8, 2019.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2019, the shareholders' list for the Company's common shares showed 117 registered shareholders, including depositories, and 16,446,969 shares issued and outstanding.  Of the total shareholders, 79 are resident in Canada holding 11,926,928 common shares representing 72.52% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,520,041, or 32.48% of the total shares outstanding; and no shareholders are resident in other nations.

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

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “BKM”.  The Company formerly traded on the NYSE MKT (now NYSE American) Exchange in New York, New York, under the symbol “PBM” until its voluntary delisting on April 29, 2016 when the stock began trading Over-the-Counter under the symbol “PBMLF”. The CUSIP number is 69403R108.

Table No. 11a lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the most recent six months, the last sixteen fiscal quarters, and the last 5 fiscal years.  There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2019	$ 3.00	$ 2.20	$ 3.00
March 2019	3.00	1.43	2.79
February 2019	1.46	1.21	1.45
January 2019	1.50	1.22	1.41
December 2018	1.50	0.74	1.45
November 2018	1.00	0.72	0.82

Three Months Ended 4/30/19	$ 3.00	$ 1.21	$ 3.00
Three Months Ended 1/31/19	1.50	0.72	1.41
Three Months Ended 10/31/18	1.07	0.65	0.77
Three Months Ended 7/31/18	1.22	0.77	1.06

Three Months Ended 4/30/18	$ 1.35	$ 1.00	$ 1.01
Three Months Ended 1/31/18	1.35	0.70	1.25
Three Months Ended 10/31/17	1.44	0.47	0.96
Three Months Ended 7/31/17	0.92	0.42	0.455

Three Months Ended 4/30/17	$ 1.05	$ 0.62	$ 0.83
Three Months Ended 1/31/17	1.34	0.82	0.86
Three Months Ended 10/31/16	1.50	0.92	1.05
Three Months Ended 7/31/16	1.30	0.75	1.09

Three Months Ended 4/30/16	$ 1.95	$ 0.63	$ 0.70
Three Months Ended 1/31/16	2.45	1.50	1.87
Three Months Ended 10/31/15	2.50	1.02	1.95
Three Months Ended 7/31/15	5.60	1.33	1.85

Fiscal Year Ended 1/31/19	$ 1.50	$ 0.65	$ 1.41
Fiscal Year Ended 1/31/18	1.44	0.42	1.25
Fiscal Year Ended 1/31/17	1.95	0.63	0.86
Fiscal Year Ended 1/31/16	6.90	1.02	1.87
Fiscal Year Ended 1/31/15	6.98	3.35	5.69

Table No. 11b lists the high, low and closing sales prices on the NYSE MKT (now NYSE American) Exchange for the Company's common shares for the most recent six months, the last twelve fiscal quarters, and the last 4 fiscal years until the Company’s voluntary delisting on April 29, 2016.

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

Table No. 12 lists, as of May 15, 2019, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

none	nil	n/a

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

United States Market

The Company’s common shares currently trade Over-the-Counter under the symbol “PBMLF”.  The shares formerly traded on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM”.  The shares began trading on the exchange on August 8, 2007 and ceased trading on April 29, 2016 upon the Company’s’ voluntary delisting.

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

During Fiscal 2019, ended January 31, 2019, the Company issued 73,500 common shares pursuant to exercise of warrants for total proceeds of $73,500.

No common shares were issued pursuant to a private placement or for the exercise of stock options in Fiscal 2019.

During Fiscal 2018, ended January 31, 2018, the Company issued 1,575,565 common shares pursuant to 2 private placements for total proceeds of $955,801.

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

- 75 -

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

At the Company’s Annual General and Special Meeting held on June 28, 2018, Shareholders approved a new Stock Option Plan dated 2018 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 2,974,280 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 15, 2019, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	325,000	325,000	$ 1.00	July 18, 2021

John Plourde, President, CEO and Director	385,000	385,000	$ 1.00	July 18, 2021

Ruth Swan, Chief Financial Officer	130,000 100,000 100,000	130,000 100,000 100,000	$ 1.00 $ 1.00 $ 1.00	July 18, 2021 February 20, 2021 June 26, 2023

William Deeks, Director	275,000	275,000	$ 1.00	July 18, 2021

Victor Eng, Director	100,000	100,000	$ 1.00	July 18, 2021

Dennis Simmons, Director	375,000	375,000	$ 1.00	July 18, 2021

Erik Tornquist, Director	385,000	385,000	$ 1.00	July 18, 2021

William Webster, Director	275,000	275,000	$ 1.00	July 18, 2021

Total Officers and Directors (8 persons)	2,450,000
Total Employees and Consultants (2 persons)	145,000
Total Officers/Directors/Employees And Consultants	2,595,000

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2018 Stock Option Plan dated June 28, 2018

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2018 Stock Option Plan, which is filed as an exhibit to this fiscal 2019 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2019.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2019, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2019.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company’s Audit Committee currently consists of three members, all of whom are financially literate.  William F. Webster meets the requirements of “audit committee financial expert.  Mr. Webster is “Independent” as defined by the rules of the NYSE American Exchange.

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

A copy of Pacific Booker’s Code of Ethics and Business Conduct has been filed as an exhibit to the Company's Form 6-K as filed on May 22, 2013.

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2019, 2018, and 2017.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2019	Fiscal Year Ended January 31, 2018	Fiscal Year Ended January 31, 2017

Audit Fees	$ 15,000	$ 15,000	$ 15,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 15,000	$ 15,000	$ 15,000

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2019 and 2018.

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

Audited Financial Statements

Independent Auditors Report, dated May 6, 2019

Balance Sheets at January 31, 2019 and January 31, 2018

Statements of Operations for the years ended January 31, 2019, 2018, and 2017.

Statements of Cash Flows for the years ended January 31, 2019, 2018, and 2017.

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

3.

Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.

4.

Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other documents 2018 Stock Option Plan
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

YEAR ENDED JANUARY 31, 2019

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	5
Statements of Comprehensive Loss	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Notes to the Financial Statements	9 to 33

- 96 -

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

May 6, 2019

“John Plourde” Chief Executive Officer	“Ruth Swan” Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Pacific Booker Minerals Inc. (the Company) as of January 31, 2019 and 2018, and the related statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended January 31, 2019, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2010.
Vancouver, BC
May 6, 2019

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2019 AND 2018

	2019	2018

ASSETS

Current assets
Cash and cash equivalents	$564,507	$696,395
Receivables	1,866	4,984
Prepaid expenses and deposits	74,236	78,695

	640,609	780,074

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,870,119	24,864,119
Equipment, vehicles and furniture (Note 7)	5,473	8,518
Reclamation deposits	123,600	123,600

Total assets	$30,472,301	$30,608,811

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$18,163	$20,060
Amounts owing to related parties (Note 10)	2,691	2,678

	20,854	22,738

Shareholders' equity
Share Capital (Note 8)	52,068,605	51,995,105
Contributed surplus (Note 8)	17,199,780	17,124,354
Deficit	(38,816,938)	(38,533,386)

	30,451,447	30,586,073

Total liabilities and shareholders’ equity	$30,472,301	$30,608,811

Approved by the Board of Directors and authorized for issue on May 6, 2019:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019, 2018 AND 2017

	2019	2018	2017

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$1,125	$20,900	$675
Consulting fees - Option based payments (Note 8 & 10)	-	-	510,753
Depreciation	3,045	3,596	4,399
Directors fees	11,000	11,500	11,000
Directors fees - Option based payments (Note 8 & 10)	-	-	887,565
Filing and transfer agent fees	19,849	29,198	48,446
Foreign exchange (gain)loss	(7,411)	1,880	2,931
Finance income	(811)	(704)	(784)
Investor relations – related party (Note 10)	-	62,000	82,000
Investor relations - Option based payments (Note 8 & 10)	-	-	575,347
Office and miscellaneous	12,190	16,658	18,842
Office rent	79,172	77,444	79,596
Professional fees (Note 10)	46,800	69,942	72,245
Professional fees - Option based payments (Note 8 & 10)	75,426	66,419	105,345
Shareholder information and promotion	22,430	25,395	26,982
Telephone	4,889	4,946	5,636
Travel	15,848	10,599	7,353
Wages and benefits	-	256	-

Loss from operations	(283,552)	(400,029)	(2,438,331)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(283,552)	$(400,029)	$(2,438,331)

Basic and diluted loss per share (Note 9)	$(0.02)	$(0.03)	$(0.19)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2019, 2018 AND 2017

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2016	12,641,339	$50,458,304	$14,978,925	$(35,695,026)	$29,742,203
Private Placement	581,000	581,000	-	-	581,000
Option based payments	-	-	2,079,010	-	2,079,010
Net loss for the year	-	-	-	(2,438,331)	(2,438,331)

Balance, January 31, 2017	13,222,339	$51,039,304	$17,057,935	$(38,133,357)	$29,963,882
Private Placement	1,575,565	955,801	-	-	955,801
Option based payments	-	-	66,419	-	66,419
Net loss for the year	-	-	-	(400,029)	(400,029)

Balance, January 31, 2018	14,797,904	$51,995,105	$17,124,354	$(38,533,386)	$30,586,073
Warrants exercised	73,500	73,500	-	-	73,500
Option based payments	-	-	75,426	-	75,426
Net loss for the year	-	-	-	(283,552)	(283,552)

Balance, January 31, 2019	14,871,404	$52,068,605	$17,199,780	$(38,816,938)	$30,451,447

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019, 2018 AND 2017

	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(283,552)	$(400,029)	$(2,438,331)
Items not affecting cash:
Depreciation	3,045	3,596	4,399
Option based payments	75,426	66,419	2,079,010

Changes in non-cash working capital items:
(Increase)/decrease in receivables	3,118	(619)	2,039
(Increase)/decrease in prepaids and deposits	4,459	(30,244)	2,869
Increase/(decrease) in accounts payable and accrued liabilities	2,235	(9,287)	8,069
Increase/(decrease) in amounts owing to related parties	13	(8,861)	3,054

Net cash used in operating activities	(195,256)	(379,025)	(338,891)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	73,500	955,801	581,000

Net cash provided by financing activities	73,500	955,801	581,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(10,132)	(52,147)	(242,672)
Purchase of equipment, vehicles or furniture	-	(3,469)	-

Net cash used in investing activities	(10,132)	(55,616)	(242,672)

Change in cash and cash equivalents during the year	(131,888)	521,160	(563)

Cash and cash equivalents, beginning of year	696,395	175,235	175,798

Cash and cash equivalents, end of year	$564,507	$696,395	$175,235

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for years ended January 31, 2019, 2018 and 2017 and financial position as at January 31, 2019 and 2018.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2019 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 6, 2019.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

	2019	2018	2017

Working capital	$619,755	$757,336	$178,037
Loss for the year	(283,552)	(400,029)	(2,438,331)
Deficit	(38,816,938)	(38,533,386)	(38,133,357)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

(ii)

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

2.

BASIS OF PRESENTATION (cont’d)

(f)

Key sources of estimation uncertainty (cont’d)

(iii)

Exploration and evaluation assets & Mineral property interests

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

At January 31, 2019, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to the functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of comprehensive loss.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment

(i)

Financial assets

The Company assesses on a forward-looking basis, the expected credit losses associated with its assets, even if no actual loss events have taken place.  In addition to past events and current conditions, reasonable and supportable forward-looking information that is available without undue cost or effort is considered in determining impairment.  One model applies to all financial instruments subject to impairment testing.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

The Company has determined that it has no additional restoration obligations as at January 31, 2019.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

Under IAS 32, these warrants are an equity instrument as they are not issued in exchange for goods or services and are exercisable for a fixed amount of cash, denominated in the functional currency.  Warrants classified as equity instruments are not subsequently re-measured for changes in fair value.

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

The weighted average number of common shares outstanding for the year ended January 31, 2019 does not include the 1,575,565 (2018 – 2,004,965) warrants outstanding and the 2,625,000 (2018 – 2,525,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)

Financial instruments

The Company adopted IFRS 9 Financial Instruments effective February 1, 2018.  Under IFRS 9, the Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive (“FVTOCI”) or amortized cost, as appropriate.  On adoption of IFRS 9, there was no accounting impact to the financial statements and there were no changes in the carrying values of any of the Company’s financial assets.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial Asset or Liability	Category (IAS 39) old	Category (IFRS 9) new
Cash and cash equivalents	FVTPL	FVTPL
Receivables	Loans and receivables	Loans and receivables
Reclamation deposits	Loans and receivables	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Amounts owing to related parties	Other liabilities	Other liabilities

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•

Level 3 – Inputs that are not based on observable market data.

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements that were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) and that are mandatory for current or future accounting periods have been discussed below.  Pronouncements that are not applicable or do not have a significant impact or for any items that are in effect and the adoption of the standard had no impact to the Company, may have been excluded from the discussion below.

(a)

IFRS 2 - Share Based Payments

In June 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions, including the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, accounting for share-based payment transactions with a net settlement feature for withholding tax obligations, and accounting for modifications to the terms and conditions of a share-based payment that changes the classification of the share-based payment transaction from cash-settled to equity-settled.  The IFRS 2 amendments are effective for annual periods beginning on or after January 1, 2018.  The implementation of amendments to IFRS 2 had no accounting impact to the Company’s January 31, 2019 financial statements.

(b)

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 Revenue from Contracts with Customers, which specifies how and when an entity will recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures.  IFRS 15 was effective for annual periods beginning on or after January 1, 2018.  Given the Company does not have revenue, the adoption of IFRS 15 did not have an impact on the Company’s financial statements.

(c)

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, replacing IAS 17, “Leases”.  IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its balance sheet providing the reader with greater transparency of an entity’s lease obligations.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption provided.    The implementation of IFRS 16 is not expected to have an impact to the Company’s January 31, 2020 financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

Morrison claims, Canada	2019	2018	2017

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2019	2018	2017

Balance, beginning of year	$24,864,119	$24,821,100	$24,585,706

Exploration and evaluation costs
Additions
Assays	-	7,000	-
Staking and recording	-	369	4,031
Environmental
Sub-contracts and labour	-	8,720	30,029
Supplies and general	-	-	7,878
Travel	-	842	5,586
Metallurgical
Assays	-	-	184
Scoping/Feasibility study
Geological and geophysical	-	-	86,643
Sub-contracts and labour	6,000	18,088	45,043
Sub-contracts and labour - related parties	-	8,000	56,000

Total Exploration and evaluation costs for the year	$6,000	$43,019	$235,394

Balance, end of year	$24,870,119	$24,864,119	$24,821,100

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2018	Additions for period	Disposals for period	Balance January 31, 2019

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(64,022)	(989)	-	(65,011)
Net book value	$3,298	$(989)	$-	$2,309

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,260)	(227)	-	(22,487)
Net book value	$1,137	$(227)	$-	$910

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(93,537)	(1,829)	-	(95,366)
Net book value	$4,083	$(1,829)	$-	$2,254

Totals	$8,518	$(3,045)	$-	$5,473

	Balance February 1, 2017	Additions for period	Disposals for period	Balance January 31, 2018

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(62,608)	(1,414)	-	(64,022)
Net book value	$4,712	$(1,414)	$-	$3,298

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(21,976)	(284)	-	(22,260)
Net book value	$1,421	$(284)	$-	$1,137

Computer equipment
Value at Cost	$94,151	$3,469	$-	$97,620
Accumulated Depreciation	(91,639)	(1,898)	-	(93,537)
Net book value	$2,512	$1,571	$-	$4,083

Totals	$8,645	$(127)	$-	$8,518

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2019, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2019, no stock options were exercised (2018 - nil) at an averaged exercise price of $nil (2018 - $nil) for total proceeds of $nil (2018 - $nil).

During the year ended January 31, 2019, no stock options were cancelled (2018 - $nil) at an averaged exercise price of $nil (2018 - $nil).

During the year ended January 31, 2019, 100,000 stock options were granted (2018 - 100,000) at an exercise price of $1.00 (2018 - $1.00).  If all the outstanding options were exercised, the Company would receive $2,625,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	2019		2018		2017
	Number Of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,525,000	$ 1.00	2,425,000	$ 1.00	2,456,407	$ 3.84
Granted	100,000	$ 1.00	100,000	$ 1.00	2,425,000	$ 1.00
Cancelled	-	-	-	-	(2,456,407)	$ 3.84
Exercised	-	-	-	-	-	-

Outstanding, end of year	2,625,000	$ 1.00	2,525,000	$ 1.00	2,425,000	$ 1.00

Options exercisable, end of year	2,625,000	$ 1.00	2,525,000	$ 1.00	2,425,000	$ 1.00

Weighted average remaining life of outstanding options granted in years		2.52		3.44		4.46

Weighted average fair value per option granted		$ 0.75		$ 0.66		$ 0.81

The following stock options were outstanding at January 31, 2019:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,425,000	2,425,000	$ 1.00	July 18, 2021
100,000	100,000	$ 1.00	February 20, 2021
100,000	100,000	$ 1.00	June 26, 2023

Option based payment expense

Total option based payments recognized during the year ended January 31, 2019 was $75,426 (2018 – $66,419; 2017 – $2,079,010) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The fair value of stock options granted during the year ended January 31, 2019 was $75,426 (2018 – $66,419; 2017 – $1,965,094) which has been recognized as option based payments.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payment expense (cont’d)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2019	2018	2017

Risk-free interest rate	1.93%	1.17%	0.62%
Expected life of options	5 years	4 years	5 years
Annualized volatility	103.17%	94.66%	99.97%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2019		2018		2017
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	2,004,965	$ 1.07	429,400	$ 1.82	138,900	$ 2.50
Amended-old	-	-	(138,900)	$ (2.50)	-	-
Amended-new	-	-	138,900	$ 1.00	-	-
Granted	-	-	1,575,565	$ 1.00	290,500	$ 1.50
Expired	355,900	$ 1.41	-	-	-	-
Exercised	73,500	$ 1.00	-	-	-	-
Outstanding, end of year	1,575,565	$ 1.00	2,004,965	$ 1.07	429,400	$ 1.82

The following share purchase warrants were outstanding and exercisable at January 31 2019:

Number of Warrants	Exercise Price	Expiry Date

1,015,502	$ 1.00	September 13, 20191*
560,063	$ 1.00	November 6, 20191*

1)

Warrants contained an additional exercise clause that if the common shares close at a price of $1.40 or greater, for a period of 20 consecutive trading days, the warrants would expire on the 30th day after the date on which notice is given by the Company.

*)

Subsequent to the end of the year, the warrants were triggered, and all warrants were exercised.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2019 does not include the 1,575,565 (2018 - 2,004,965; 2017 - 429,400) warrants outstanding and the 2,625,000 (2018 - 2,525,000; 2017 - 2,425,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2019	2018	2017

Basic and diluted loss per common share	$ (0.02)	$ (0.03)	$ (0.19)

Weighted average number of common shares outstanding (basic and diluted)	14,824,483	13,706,255	12,952,011

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2019			2018			2017
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
To a director for:
investor relations	$ -	$ -	$ 1,195	$ 62,000	$ -	$ 1,378	$ 82,000	$ 311,984	$ 8,473
consulting (a)	-	-	-	28,000	-	-	56,000	311,984	4,239
consulting (b)	1,125	-	-	900	-	-	675	137,993	-

To an officer of the company (c)	25,560	75,426	1,496	38,605	66,419	1,300	26,430	105,345	2,827

	$ 26,685	$ 75,426	$ 2,691	$ 129,505	$ 66,419	$ 2,678	$ 165,105	$ 867,306	$ 15,539

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2019	2018	2017

Remuneration or fees	$37,685	$141,005	$176,105
Option based payments (non-cash item)	75,426	66,419	1,880,241
Total compensation for key management personnel	$113,111	$207,424	$2,056,346

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2019	2018	2017

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$-	$4,132	$9,260
as owing to related parties	$-	$-	$4,000

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2019, 2018 and 2017:

	2019	2018	2017

Loss before income taxes	$(283,552)	$(400,029)	$(2,438,331)
Canadian statutory income tax rate	27.0%	27.0%	26.0%
Computed “expected” income tax expense	(76,559)	(108,008)	(633,966)

Differences resulting from:
Option based payments	20,365	17,269	540,543
Other items	194	1,739	423
Increase/(decrease) in deferred tax assets not recognized	56,000	89,000	93,000

Provision for income tax expense	$-	$-	$-

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2019	2018	2017
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$9,455,000	$9,250,000	$8,914,000
Mineral property interests and deferred exploration costs	5,095,000	5,089,000	5,088,000
Property and equipment	16,000	22,000	31,000

Total Unrecognized deductible temporary differences not recognized	$14,566,000	$14,361,000	$14,033,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505
2037	366,614
2038	336,016
2039	205,817

Total	$ 9,455,639

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

13.

COMMITMENTS

The Company has entered into an operating lease agreement for office premises.  The current commitment under the lease is as follows:

Amount

Year ending January 31, 2020	$ 78,558

Total	$ 78,558

The amount of the commitment recognized as expense in the fiscal year ended January 31, 2019 was $74,991 (2018 - $35,793; 2017 - $17,726).

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2019 and 2018, the Company’s assets are all located in Canada (Notes 5, 6 and 7).

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

Fair value at January 31, 2019
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 564,507	$ -	$ -

Fair value at January 31, 2018
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 696,395	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

As at January 31, 2019, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2019 and 2018

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2019.

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the Company has issued 1,575,565 common shares on exercise of warrants.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 30, 2019	Signed: /s/ “John Plourde”
John Plourde, President and CEO

