Form 20-F
period 2020-01-31
Pacific Booker Minerals Inc.
filed 2020-06-01
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020

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

#1103-1166 Alberni Street, Vancouver, B.C. V6E 3Z3, Canada

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	PBMLF	None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  16,766,969

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

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
William Deeks	Director	22 Mariners Haven Collingwood, ON L9Y 5B5

John Joseph Plourde	President, CEO and Director	#1103 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1103 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1038, Mesa, AZ 85209-3822

Victor Eng	Director	6710 Blackcomb Way Vernon, BC V1B OA3

Erik Tornquist	Director	1380 Lorilawn Court Burnaby, BC V5B 3N5

Dennis Simmons	Director	18266 Jurel Way Lakeville, MN 55044

William F. Webster	Director	1729 East Tower, 400 Walmer Road, Toronto, ON M5P 2X7

The Company’s auditor for the fiscal years of 2020, 2019 and 2018 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2020, 2019 and 2018 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2017 and 2016 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/20	1/31/19	1/31/18	1/31/17	1/31/16

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($1,061)	($283)	($400)	($2,438)	($683)
Net Income (Loss) Per Share	($0.06)	($0.02)	($0.03)	($0.19)	($0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	16,366	14,824	13,706	12,952	12,430
Working Capital	$1,955	$620	$757	$178	$187
Mineral Properties	$29,713	$29,703	$29,697	$29,654	$29,418
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$31,832	$30,451	$30,586	$29,964	$29,742
Total Assets	$31,867	$30,472	$30,609	$30,014	$29,788

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/19	$ 1.32	$ 1.36	$ 1.31	$ 1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17
Year Ended 12/31/15	1.29	1.40	1.17	1.38

Three Months Ended 12/31/19	$ 1.31	$ 1.36	$ 1.31	$ 1.30
Three Months Ended 9/30/19	1.32	1.33	1.31	1.32
Three Months Ended 6/30/19	1.33	1.35	1.31	1.31
Three Months Ended 3/31/19	1.32	1.36	1.31	1.34

Three Months Ended 12/31/18	$ 1.33	$ 1.37	$ 1.32	$ 1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31
Three Months Ended 3/31/18	1.27	1.31	1.23	1.29

Three Months Ended 12/31/17	$ 1.28	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 9/30/17	1.25	1.30	1.21	1.25
Three Months Ended 6/30/17	1.34	1.37	1.30	1.30
Three Months Ended 3/31/17	1.32	1.35	1.30	1.33

April 2020		$ 1.42	$ 1.39	$ 1.39
March 2020		1.45	1.33	1.41
February 2020		1.34	1.32	1.34
January 2020		1.32	1.30	1.32
December 2019		1.33	1.30	1.30
November 2019		1.33	1.31	1.33

The exchange rate was $1.39 on April 30, 2020.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2020, the end of the Company’s most recent fiscal year, the Company had a deficit of $39,877,966.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and is currently $7,327 per month. The lease is in effect until January 31, 2021. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”.  The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2020, the end of the most recent fiscal year, there were 16,766,969 common shares issued and outstanding.

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

In October 1997, the Company optioned the adjacent Morrison Property from Noranda (which was subsequently acquired by Falconbridge Limited, which was subsequently acquired by Xstrata LLP, which was subsequently acquired by Glencore PLC.).  The Noranda option agreement allowed the Company to earn a 50% interest in the Morrison Property upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study.  If Noranda decided not to proceed with development of the Morrison Property, the Company could acquire a 100% interest (subject to a 3% NSR) in the property. The Company met the expenditure requirement under the Noranda agreement.

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

During 2005, Noranda amalgamated with Falconbridge and continued as Falconbridge Limited.  In August 2006, Falconbridge was acquired by Xstrata Plc.  In May 2013, Xstrata was acquired by Glencore PLC.  There were no changes to the Company’s agreement with Noranda/Falconbridge/Xstrata/Glencore as a result of either merger.

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

- 27 -

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

The Company has been following the news media coverage of the new provincial government and observing the processes used.  PBM has noted that new individuals have been posted on the EAO Project Information website as Project Lead, Executive Project Director and Compliance & Enforcement Lead.  The updated information is shown at the following link: https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details

Fiscal 2019 Work

Management continued to communicate with the Members of the BC Legislative Assembly to provide information in support of the Morrison project benefits and in challenge to the misinformation that led to the decision to refuse to grant the EA Certificate in 2012 and the “further information required” decision of 2015.

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

Fiscal 2020 Work

Between February and April 2019, PBM corresponded with Kevin Jardine, Associate Deputy Minister, British Columbia Environmental Assessment Office (“BCEAO”) regarding the submission of a draft Supplemental Application Information Requirements (“SAIR”). The Company submitted the first draft SAIR in April for review and comment. In June 2019, the Company received the results of the review from Kevin Jardine which stated the draft required additional details to meet the requirements of the Section 17 Order, and a revised draft would be due by September 3, 2019.

A revised draft of the SAIR which contained additional information was submitted on August 29th and posted on the Environmental Assessment website. After the BCEAO review, further discussions between the Company, its technical consultants and the BCEAO were held regarding what additional information would be required in the next submission. Early in December, the Company forwarded a “draft for discussion” to Katherine St. James of the BCEAO.  This draft incorporated the recommendations for work programs prepared by Harvey McLeod and a “Proponent Statement on the Additional Information Request”.  The content of the Proponent statement was a summary of the Company’s history with the EAO and some of the issues with the process and decisions made by the EAO.

In January 2020, the BCEAO emailed the Company and acknowledged the improvements in the current draft, but that more information is still required. An in person meeting was arranged for February 12th at the BCEAO office in Victoria to review what specific information the BCEAO would require in the next submission.

With the coming into force of the Impact Assessment Act on August 28, 2019, the federal environmental assessment of the Morrison Copper-Gold Project under the Canadian Environmental Assessment Act (CEAA 1992) has now been terminated.  Due to the refusal of the BC Environmental Assessment Certificate in October 2012, the Federal timeline was paused by a request for information regarding how the Company intended to address the concerns identified in that decision.  To advance the Project, the Company is now required to submit an initial Project Description to the Agency.  Any relevant information gathered for the environmental assessment under CEAA rules may be used to inform any process steps under the IAA.  PBM intends to submit a description of the Project in accordance with the requirements of the IAA, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.

In July 2019, the BC Chief Gold Commissioner issued a mining lease for the Morrison mine project (mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 ha) for an initial term of one year.  These three mineral claims are located along the east shore of Morrison Lake.  The Company had submitted an application in 2012, which was not completed at that time because of the October 2012 decision.  The mining lease application area is located within the consultation area of the Lake Babine Nation (“LBN”) and the Yekooche First Nation (“YFN”).  According to the Gold Commissioner’s Reasons for Decision report, consultation began February 5, 2019 by notifying the LBN and the YFN of the application and inviting input on how the mining lease may impact their Aboriginal rights and title.  No response was received from YFN.  LBN responded by stating their firm opposition to a decision to issue a mining lease and requested an in-person meeting with the statutory decision maker.  On February 26th, the Chief Gold Commissioner met with representatives of the LBN.  On April 12th, the Chief Gold Commissioner sent a letter to the Company and LBN indicating that he was considering a decision to issue a mining lease for an initial term of one year.  In May 2019, the LBN responded to his letter re-stating their objections and that the decision should be to not issue the lease, while the Company responded that we did not object to a decision to issue a mining lease for a one-year term.

The Ministry of Forests, Lands, Natural Resource Operations & Rural Development (“FLNRORD”) provided a consultation summary report, dated June 26, 2019, which provided information regarding the consultation on the mining lease application and indicated that consultation had been completed.  In the Chief Gold Commissioner’s conclusion, he stated “I am satisfied that the consultation process has been reasonable and appropriate.  I have considered relevant facts and submissions, even if they are not specifically identified in this document, and I am of the view that a decision to issue a mining lease, with an initial term of one year, will not significantly impact the Aboriginal rights and interests of the LBN and the YFN.  The applicant has fulfilled the requirements of the Mineral Tenure Act by completing a survey approved by the Surveyor General, posting a notice in the prescribed form in the office of the Chief Gold Commissioner, and publishing a notice in one issue of the Gazette and in local newspapers, as required.  For these reasons, I am satisfied that it is reasonable to issue a mining lease according to the approved surveyed boundaries that comprise the area of existing mineral claims 625123, 625143 and 625183 for a term of one year.”  A mining lease conveys the exclusive right to all minerals on the lease area to the recorded holder but does not authorize mining activities required or related to the production of minerals.  A recorded holder of a mining lease may register an application to renew the term of the mining lease for a period of up to thirty years.  The renewal of the term of a mining lease is subject to the approval of the Chief Gold Commissioner that the mining lease is required for a mining activity.

Current and Anticipated Fiscal 2021 Work

The Company will continue its efforts to acquire the Environmental Assessment Certificate as required for the project.

In February 2020, the Company met with the BCEAO and discussed the draft submitted in December.  They requested that the words in the document be reduced to what is required without additional details and that statements of intent be strengthened from “cans” to “wills”.  The Company requested a clarification on the name of the stream that connects Morrison Lake with the Morrison Arm as it has been called Morrison Creek and Morrison River.  The Company also asked to clarify the statement made in 2012 that Morrison Lake is located at the headwaters of the Skeena River as the Company has never agreed with that statement."

On March 5, 2020, Dr. Andrew Weaver, MLA, directed a question to Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, during Question Period in the Legislative Assembly of British Columbia. Dr. Weaver asked about the regulatory inconsistencies facing the Morrison mine project.  He stated “I’m sure every member of this House will agree that a stable regulatory environment is key to maintaining B.C.’s reputation as a welcoming place to do business.  This means that the approval of natural resource projects must be based on scientific evidence and not politics.  Yet in 2012, upon recommendation from the executive director of the environmental assessment office, the B.C. Liberals rejected the Morrison mine project proposed by Pacific Booker Minerals, despite it having received a positive environmental assessment.  In justifying their decision, they cited environmental concerns about the effects of the mine on water quality in Morrison Lake and local salmon populations, despite already having a positive environmental assessment.”  He continued “A key element of the previous government’s unrealistic strategy for natural resource development revolved around, as we all know, LNG.  We know that certain natural gas projects were located in areas close to the Morrison mine.  Comments from groups engaged in the Pacific Booker project have indicated that the province was facing significant pressure to avoid reopening discussions around the Morrison mine in order to obtain the support necessary for the Prince Rupert gas transmission line.”  Dr. Weaver’s website states “I was not particularly impressed with the Minister’s response to my questions.  I intend to explore this issue further in the coming weeks.”

Prior to his election in May 2013, Dr. Weaver served as Canada Research Chair in climate modelling and analysis in the School of Earth and Ocean Sciences at the University of Victoria.  He has been a Lead Author on the 2nd, 3rd, 4th and 5th Intergovernmental Panel on Climate Change's scientific assessments and has authored or coauthored over 200 peer-reviewed, scientific papers and was the Chief Editor of the Journal of Climate from 2005-2009.

On April 17, 2020, the Company announced that the mining lease for the Morrison project, which was issued in July 2019 for an initial term of one year, has been extended to December 31, 2021 by an order from the Chief Gold Commissioner.  The order extends the time frame for registering work requirements or registering revised expiry dates for all existing mineral and placer claims due to the impacts of COVID-19.

The Company intends to submit a description of the Project to the Federal authority in accordance with the requirements of the Impact Assessment Act, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.  The preparation of the document is underway.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2021 will be CDN$50,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2020 and 2019.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.32 as of January 31, 2020.

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

COVID-19’s Effects on Operations

Early in 2020, the global outbreak of COVID-19 began to have a major impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders.

The Company’s officers began to primarily work remotely from home in March 2020. Since the Company is not currently conducting any work on-site at Morrison, and contractors are preparing the required documents for submission to the Government, this adjustment has not had any significant effect on the Company or its operations. All important documents can be shared and reviewed by the Company’s officers and directors electronically, and all Company meetings can be held remotely.

The Company does not anticipate any significant impacts in the short term. Currently, the Company has sufficient cash to meet its budgeted fiscal 2021 obligations and is not currently subject to risks of commodity or currency price changes.  At this time, the extent of the long term impact that COVID-19 may have on the Company is unknown as this will depend on future events and what work will be required to advance the project, which is largely dependent upon the Provincial and Federal authorities.

All of the Company’s operations are located in British Columbia and are subject to work and travel restrictions imposed by the Provincial Government. Beginning in mid-May 2020, British Columbia moved to Phase 2 of their Provincial Re-Opening Plan with Phase 3 expected to begin between June and September 2020. Any site visits to the Morrison Property by the Company or its contractors that may be required to advance the applications should be allowed under Phase 2, or Phase 3 at the latest.

Results of Operations

Year Ended 1/31/2020 vs. Year Ended 1/31/2019

The net loss for the year ended January 31, 2020 was ($1,061,028), or ($0.06) per share, compared to a loss of ($283,552), or ($0.02) per share for the year ended January 31, 2019.  The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($545,662) compared to ($75,426) in the prior year, with the increase due to the larger number of options granted which vested on granting in October 2019; an increase in Investor relations fees from ($0) to ($231,000) reflecting an increase in fees paid/payable to John Plourde; an increase in Professional Fees from ($46,800) to ($61,929), reflecting the increased cost for accounting and management services provided by Ruth Swan; an increase in Office Rent from ($79,172) to ($83,670) due to a new rental agreement; an increase in Travel costs from ($15,848) to ($18,339), reflecting a small increase in activity;  an increase in Shareholder information and promotion costs from ($22,430) to ($52,414), reflecting the increase in activity; an increase in Telephone costs from ($4,889) to ($4,976); an increase in Depreciation from ($3,045) to ($10,586) reflecting the higher depreciation on the purchase of a new truck; an increase in Filing and Transfer agents fees from ($19,849) to ($28,225), due to the costs for the issue of warrant shares and an increase in Exchange fees; an increase in Finance income from $811 to $1,045; an increase in Office and miscellaneous from ($12,190) to ($16,070), reflecting the cost to upgrade to Windows 10 and replacement of an old internet router; an increase in Directors’ fees from ($11,000) to ($14,500); a decrease in the gain on Foreign exchange from ($7,411) to ($557); a decrease in Consulting Fees from ($1,125) to ($900), reflecting fees paid to Victor Eng for activities not related to the Morrison project; a gain on disposal of a fixed asset (old truck traded in) for a gain of ($6,491); and an increased cost for WCB in the amount of ($850) on the deemed income from the exercise of options by a director.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2020.

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

The weighted average number of common shares outstanding for the year ended January 31, 2020 does not include the nil (2019 – 1,575,565) warrants outstanding and the 2,975,000 (2019 – 2,625,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial Asset or Liability	Category
Cash and cash equivalents	amortized cost
Receivables	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

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

(m)

Leases

Leases in terms of which the Company assumed substantially all the risks and rewards of ownership were classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership were classified as operating leases, which were recognised as an expense on a straight-line basis over the lease term.

For the fiscal year ended January 31, 2020, the Company held a twelve month rental lease for the office premises space.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the contract term.  The payments made under the rental contract were a total of $78,558 (2019 - $74,991) for the fiscal year.  This amount shows on the Statement of Comprehensive Loss as Office Rent.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2021.  The payments for the rental amount to a total of $87,928 for the fiscal year.  This amount will show on the Statement of Comprehensive Loss as Office Rent.

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

The Company has not yet applied the following new standards, interpretations and amendments to standards that have been issued as at January 31, 2020 but are not yet effective.

(a)

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

As at February 1, 2019, the Company held a twelve month rental lease for the office premises space.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset and the renewal of the rental lease was for a 12 month period, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the lease term.

In July 2019, the Company was granted a mining lease for the Morrison project.  According to IFRS 16, an entity shall apply this Standard to all leases except for leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources.  Therefore, this lease is not subject to treatment under IFRS 16.

The implementation of IFRS 16 did not have an impact to the Company’s January 31, 2020 financial statements.

(b)

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments.  The effect of uncertain tax treatments are recognized at the most likely amount or expected value.  An entity applies IFRIC 23 for annual reporting periods beginning on or after 1 January 2019.

The Company adopted IFRIC 23 on February 1, 2019 with retrospective application.  The adoption of IFRIC 23 did not affect our financial results or disclosures.

(c)

IFRS 3 - Business combinations

Amendments to IFRS 3, issued in October 2018, provide clarification on the definition of a business.  The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

(d)

IAS 1 - Presentation of financial statements

Amendments to IAS 1, issued in October 2018, provide clarification on the definition of “material” and how it should be applied.  The amendments also align the definition of material across International Financial Reporting Standards and other publications.

The amendments are effective for annual periods beginning on or after January 1, 2020 and are required to be applied prospectively.  The Company does not expect these amendments to have a significant impact on its financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2020, the end of the most recent fiscal year, was $1,939,676.  Subsequent to the year end through May 6, 2020, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants.  The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2021 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $50,000 for the ongoing work on the Morrison project and fiscal 2021’s estimated General and Administrative expenses of $600,000 (of which approximately $16,673 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2021, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2021 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2016	Private Placement	277,800	$ 2.00	$555,600

2017	Private Placement	581,000	$ 1.00	$581,000

2018	Private Placement	1,015,502	$ 0.50	$507,751
	Private Placement	560,063	$ 0.80	$448,050

2019	None	Nil	Nil	Nil

2020	None	Nil	Nil	Nil

Year Ended January 31, 2020

The Company’s Working Capital as of January 31, 2020 was $1,939,676.  During the year, Operating Activities used cash of ($501,284).  In addition to the fiscal year’s net loss of ($1,061,028), other non-cash charges included Share-based payments expense of ($545,662) and Amortization of ($10,586).  Changes in non-cash working capital items included increase in Receivables of ($641), increase in Prepaids and Deposits of $10,646, increase in amounts owing to related parties of ($16,507), and decrease in Accounts Payable and Accrued Liabilities of $1,724).  Investing Activities used cash of ($70,864), which included cash used for Deferred Exploration of ($10,540), gained from the Disposal of equipment, vehicles or furniture of $2,309 and purchase of Equipment, Vehicles or Furniture of ($62,633).  Financing Activities provided cash of $1,895,565, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 1,575,565 common shares pursuant to exercise of warrants for proceeds of $1,575,565 and 320,000 common shares pursuant to exercise of options for proceeds of $320,000.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2020 and 2019.  The value of the Canadian Dollar in relationship to the US Dollar was $1.32 as of January 31, 2020.

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

The Company leases its Vancouver office, which runs through January 31, 2021.

Table No. 5

Contractual Obligations

As of February 1, 2020

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$87,928	$87,928	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 6, 2020 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 27, 2019, all the Directors were re-elected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	64	June 24, 2005
William Deeks	87	March 17, 1997
Victor Eng	60	July 22, 2015
John J. Plourde	76	December 30, 1999
Dr. Dennis Simmons	68	November 29, 2006
Erik Tornquist	72	June 24, 2005
William F. Webster	76	June 24, 2005

Table No. 7 lists, as of May 6, 2020, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	76	December 16, 2013
Ruth Swan	Chief Financial Officer	63	April 20, 2006

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

William Deeks, B.A.Sc., P.Eng., has extensive experience in the mining industry. He is a former senior vice-president of Noranda, Inc. and retired from Noranda in 1992 as Senior Vice-President, Global Business, although he continued as a part-time consultant for Noranda for International Affairs until 1996.  He is a past Chairman of the Business Industry Advisory Committee to the Organization for Economic Cooperation and Development, Paris and Chairman of Charles Tennant & Company (Canada) Limited, a chemical distributor.  He served as the Company’s representative to the Mining Association of Canada, and on the Association’s 2004 “Towards Sustainable Mining (TSM) Governance” Committee, and was Chair of the 2005 “Trade Policy” Committee.  Mr. Deeks is retired, but spends approximately 5% of his equivalent time on the Company’s affairs.

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

Erik A. Tornquist is an Applied Science Technologist with over 30 years of experience in Natural Gas Operations, Engineering, International Project Management, Human Resources and Training.  He has held various management positions with Terasen Gas and Terasen International, most recently as Vice-President of Human Resources and Training for Canadian Energy Services in the Sultanate of Oman.  Mr. Tornquist has completed the PUBCO course for establishing and managing public companies at Simon Fraser University.  He was working on the Company’s Morrison project, and currently devotes approximately 5% of his time to the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 27, 2019, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2019 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2020 2019 2018	None None None	0 0 0	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2020 2019 2018	None None None	700,000 0 0	None None None	$231,000 (1) None $62,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2020 2019 2018	None None None	0 100,000 100,000	N/A N/A N/A	$ 42,313 (2) $ 25,560 (2) $ 38,605 (2)

William Deeks Chairman and Director	2020 2019 2018	None None None	0 0 0	$4,000 $3,000 $3,000	None None None

Victor Eng Director	2020 2019 2018	None None None	0 0 0	None None None	$ 900 (4) $ 1,125 (4) $ 900 (4)

Mark Gulbrandson, Former Director	2019 2018	None None	0 0	None None	None None

Dr. Dennis Simmons, Director	2020 2019 2018	None None None	0 0 0	$4,000 $2,500 $3,000	None None None

Erik Tornquist, Director	2020 2019 2018	None None None	0 0 0	None None None	None None $ 28,000 (3)

William Webster, Director	2020 2019 2018	None None None	0 0 0	$4,000 $3,000 $3,000	None None None

(1)					The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)					The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
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

Table No. 9 lists, as of May 6, 2020, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.63%
Common	Ruth Swan (2)	360,108	2.11%
Common	Gregory Anderson (3)	330,029	1.93%
Common	William Deeks (4)	345,348	2.03%
Common	Victor Eng (5)	154,765	0.92%
Common	Dennis Simmons (6)	715,619	4.25%
Common	Erik Tornquist (7)	514,060	3.00%
Common	William Webster	280,860	1.64%

	Total Directors/Officers	4,241,668	21.59%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.
(2)	Of these shares, 330,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 275,000 represent currently exercisable share purchase options.
(5)	Of these shares, 100,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.
(7)	Of these shares, 385,000 represent currently exercisable share purchase options.

Based upon 16,766,969 shares outstanding as of May 6, 2020 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities.  Table No. 10 lists as of May 6, 2020, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.63%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,766,969 shares outstanding as of May 6, 2020 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $231,000 in fiscal 2020 (2019 - $nil; 2018- $62,000) for Investor Relations activities.

Erik Tornquist, Director, was paid $nil in fiscal 2020 (2019 - $nil; 2018- $28,000) for consulting services on the Morrison Project and consulting services related to overhead activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2020.

Item 9.  Offer and Listing of Securities

As of January 31, 2020, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,766,969 common shares issued and outstanding as of May 6, 2020.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2020, the shareholders' list for the Company's common shares showed 107 registered shareholders, including depositories, and 16,766,969 shares issued and outstanding.  Of the total shareholders, 69 are resident in Canada holding 12,246,928 common shares representing 73.04% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,520,041, or 26.96% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2020	$ 2.00	$ 1.45	$ 1.60
March 2020	2.30	1.12	1.60
February 2020	2.39	1.65	1.65
January 2020	2.58	1.75	2.03
December 2019	2.16	1.42	1.79
November 2019	2.87	2.03	2.07

Three Months Ended 4/30/20	$ 2.39	$ 1.12	$ 1.60
Three Months Ended 1/30/20	2.87	1.42	2.03
Three Months Ended 10/31/19	3.33	1.45	2.36
Three Months Ended 7/31/18	4.10	1.23	1.57

Three Months Ended 4/30/19	$ 3.00	$ 1.21	$ 3.00
Three Months Ended 1/31/19	1.50	0.72	1.41
Three Months Ended 10/31/18	1.07	0.65	0.77
Three Months Ended 7/31/18	1.22	0.77	1.06

Three Months Ended 4/30/18	$ 1.35	$ 1.00	$ 1.01
Three Months Ended 1/31/18	1.35	0.70	1.25
Three Months Ended 10/31/17	1.44	0.47	0.96
Three Months Ended 7/31/17	0.92	0.42	0.455

Three Months Ended 4/30/17	$ 1.05	$ 0.62	$ 0.83
Three Months Ended 1/31/17	1.34	0.82	0.86
Three Months Ended 10/31/16	1.50	0.92	1.05
Three Months Ended 7/31/16	1.30	0.75	1.09

	- Sales -
	Canadian Dollars
Period	High	Low	Close

Fiscal Year Ended 1/31/20	$ 4.10	$ 1.21	$ 2.03
Fiscal Year Ended 1/31/19	1.50	0.65	1.41
Fiscal Year Ended 1/31/18	1.44	0.42	1.25
Fiscal Year Ended 1/31/17	1.95	0.63	0.86
Fiscal Year Ended 1/31/16	6.90	1.02	1.87

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

Table No. 12 lists, as of May 6, 2020, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

During Fiscal 2020, ended January 31, 2020, the Company issued 1,575,565 common shares pursuant to exercise of warrants for total proceeds of $1,575,565 and 320,000 common shares pursuant to exercise of options for total proceeds of $320,000.

No common shares were issued pursuant to private placements in Fiscal 2020.

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

- 77 -

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

At the Company’s Annual General and Special Meeting held on June 27, 2019, Shareholders approved a new Stock Option Plan dated 2019 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,289,393 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 6, 2020, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	325,000	325,000	$ 1.00	July 18, 2021

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 1.00	October 30, 2020 July 18, 2021

Ruth Swan, Chief Financial Officer	130,000 100,000 100,000	130,000 100,000 100,000	$ 1.00 $ 1.00 $ 1.00	July 18, 2021 February 20, 2021 June 26, 2023

William Deeks, Director	275,000	275,000	$ 1.00	July 18, 2021

Victor Eng, Director	100,000	100,000	$ 1.00	July 18, 2021

Dennis Simmons, Director	375,000	375,000	$ 1.00	July 18, 2021

Erik Tornquist, Director	385,000	385,000	$ 1.00	July 18, 2021

William Webster, Director	Nil	Nil	N/A	N/A

Total Officers and Directors (8 persons)	2,875,000
Total Employees and Consultants (1 person)	100,000
Total Officers/Directors/Employees And Consultants	2,975,000

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

5.

Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2019 Stock Option Plan dated June 27, 2019.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2019 Stock Option Plan, which is filed as an exhibit to this fiscal 2020 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2020.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2020, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2020.

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

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2020, 2019, and 2018.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2020	Fiscal Year Ended January 31, 2019	Fiscal Year Ended January 31, 2018

Audit Fees	$ 15,000	$ 15,000	$ 15,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 15,000	$ 15,000	$ 15,000

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2020 and 2019.

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

Audited Financial Statements

Independent Auditors Report, dated May 25, 2020

Balance Sheets at January 31, 2020 and January 31, 2019

Statements of Operations for the years ended January 31, 2020, 2019, and 2018.

Statements of Cash Flows for the years ended January 31, 2020, 2019, and 2018.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws.

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements – N/A

<

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

- 95 -

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

2019 Stock Option Plan

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

YEAR ENDED JANUARY 31, 2020

- 97 -

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

May 25, 2020

“John Plourde” Chief Executive Officer	“Ruth Swan” Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Pacific Booker Minerals Inc. (the Company) as of January 31, 2020 and 2019, and the related statements of loss, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended January 31, 2020, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (b) to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 (b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

MNP LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2010.

Vancouver, British Columbia
May 25, 2020

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2020 AND 2019

	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$1,887,924	$564,507
Receivables	2,507	1,866
Prepaid expenses and deposits	84,882	74,236

	1,975,313	640,609

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,880,659	24,870,119
Equipment, vehicles and furniture (Note 7)	55,211	5,473
Reclamation deposits	123,600	123,600

Total assets	$31,867,283	$30,472,301

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$16,439	$18,163
Amounts owing to related parties (Note 10)	19,198	2,691

	35,637	20,854

Shareholders' equity
Share Capital (Note 8)	54,223,481	52,068,605
Contributed surplus (Note 8)	17,486,131	17,199,780
Deficit	(39,877,966)	(38,816,938)

	31,831,646	30,451,447

Total liabilities and shareholders’ equity	$31,867,283	$30,472,301

Approved by the Board of Directors and authorized for issue on May 25, 2020:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018

	2020	2019	2018

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$900	$1,125	$20,900
Consulting fees - Option based payments (Note 8 & 10)	-	-	-
Depreciation	10,586	3,045	3,596
Directors fees	14,500	11,000	11,500
Directors fees - Option based payments (Note 8 & 10)	-	-	-
Filing and transfer agent fees	28,225	19,849	29,198
Foreign exchange (gain)loss	(557)	(7,411)	1,880
Finance income	(1,045)	(811)	(704)
Gain on disposal of fixed asset	(6,491)	-	-
Investor relations – related party (Note 10)	231,000	-	62,000
Investor relations - Option based payments (Note 8 & 10)	545,662	-	-
Office and miscellaneous	16,070	12,190	16,658
Office rent	83,670	79,172	77,444
Professional fees (Note 10)	61,929	46,800	69,942
Professional fees - Option based payments (Note 8 & 10)	-	75,426	66,419
Shareholder information and promotion	52,414	22,430	25,395
Telephone	4,976	4,889	4,946
Travel	18,339	15,848	10,599
Wages and benefits	850	-	256

Loss from operations	(1,061,028)	(283,552)	(400,029)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(1,061,028)	$(283,552)	$(400,029)

Basic and diluted loss per share (Note 9)	$(0.06)	$(0.02)	$(0.03)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2020, 2019 AND 2018

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2017	13,222,339	$51,039,304	$17,057,935	$(38,133,357)	$29,963,882
Private Placement	1,575,565	955,801	-	-	955,801
Option based payments	-	-	66,419	-	66,419
Net loss for the year	-	-	-	(400,029)	(400,029)

Balance, January 31, 2018	14,797,904	$51,995,105	$17,124,354	$(38,533,386)	$30,586,073
Warrants exercised	73,500	73,500	-	-	73,500
Option based payments	-	-	75,426	-	75,426
Net loss for the year	-	-	-	(283,552)	(283,552)

Balance, January 31, 2019	14,871,404	$52,068,605	$17,199,780	$(38,816,938)	$30,451,447
Warrants exercised	1,575,565	1,575,565	-	-	1,575,565
Options exercised	320,000	320,000	-	-	320,000
Option based payments reclassified	-	259,311	(259,311)	-	-
Option based payments	-	-	545,662	-	545,662
Net loss for the year	-	-	-	(1,061,028)	(1,061,028)

Balance, January 31, 2020	16,766,969	$54,223,481	$17,486,131	$(39,877,966)	$31,831,646

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018

	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(1,061,028)	$(283,552)	$(400,029)
Items not affecting cash:
Depreciation	10,586	3,045	3,596
Option based payments	545,662	75,426	66,419

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(641)	3,118	(619)
(Increase)/decrease in prepaids and deposits	(10,646)	4,459	(30,244)
Increase/(decrease) in accounts payable and accrued liabilities	(1,724)	2,235	(9,287)
Increase/(decrease) in amounts owing to related parties	16,507	13	(8,861)

Net cash used in operating activities	(501,284)	(195,256)	(379,025)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	1,895,565	73,500	955,801

Net cash provided by financing activities	1,895,565	73,500	955,801

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(10,540)	(10,132)	(52,147)
Disposal of equipment, vehicles or furniture	2,309	-	-
Purchase of equipment, vehicles or furniture	(62,633)	-	(3,469)

Net cash used in investing activities	(70,864)	(10,132)	(55,616)

Change in cash and cash equivalents during the year	1,323,417	(131,888)	521,160

Cash and cash equivalents, beginning of year	564,507	696,395	175,235

Cash and cash equivalents, end of year	$1,887,924	$564,507	$696,395

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for years ended January 31, 2020, 2019 and 2018 and financial position as at January 31, 2020 and 2019.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at January 31, 2020 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 25, 2020.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

	2020	2019	2018

Working capital	$1,939,676	$619,755	$757,336
Loss for the year	(1,061,028)	(283,552)	(400,029)
Deficit	(39,877,966)	(38,816,938)	(38,533,386)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

At January 31, 2020, management determined that the carrying value of the mining properties is best represented by historical costs, which may or may not reflect their eventual recoverable value.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

The Company has determined that it has no additional restoration obligations as at January 31, 2020.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2020 does not include the nil (2019 – 1,575,565) warrants outstanding and the 2,975,000 (2019 – 2,625,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Income taxes (cont’d)

(ii)

Deferred tax (cont’d)

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

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial Asset or Liability	Category
Cash and cash equivalents	amortized cost
Receivables	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

(m)

Leases

Leases in terms of which the Company assumed substantially all the risks and rewards of ownership were classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership were classified as operating leases, which were recognised as an expense on a straight-line basis over the lease term.

For the fiscal year ended January 31, 2020, the Company held a twelve month rental lease for the office premises space.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the contract term.  The payments made under the rental contract were a total of $78,558 (2019 - $74,991) for the fiscal year.  This amount shows on the Statement of Comprehensive Loss as Office Rent.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2021.  The payments for the rental amount to a total of $87,928 for the fiscal year.  This amount will show on the Statement of Comprehensive Loss as Office Rent.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements that were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) and that are mandatory for current or future accounting periods have been discussed below.  Pronouncements that are not applicable or do not have a significant impact or for any items that are in effect and the adoption of the standard had no impact to the Company, may have been excluded from the discussion below.  The Company has not yet applied the following new standards, interpretations and amendments to standards that have been issued as at January 31, 2020 but are not yet effective.

(a)

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

As at February 1, 2019, the Company held a twelve month rental lease for the office premises space.  As the rental was classified as an operating lease in the prior fiscal years and the Company does not assume substantially all the risks and rewards of ownership of the asset and the renewal of the rental lease was for a 12 month period, the Company has decided that it is appropriate to treat the office rental contract on a straight-line expense basis over the lease term.

In July 2019, the Company was granted a mining lease for the Morrison project.  According to IFRS 16, an entity shall apply this Standard to all leases except for leases to explore for or use minerals, oil, natural gas and similar non-regenerative resources.  Therefore, this lease is not subject to treatment under IFRS 16.

The implementation of IFRS 16 did not have an impact to the Company’s January 31, 2020 financial statements.

(b)

IFRIC 23 — Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments.  The effect of uncertain tax treatments are recognized at the most likely amount or expected value. An entity applies IFRIC 23 for annual reporting periods beginning on or after 1 January 2019.

The Company adopted IFRIC 23 on February 1, 2019 with retrospective application.  The adoption of IFRIC 23 did not affect our financial results or disclosures.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont’d)

(c)

IFRS 3 - Business combinations

Amendments to IFRS 3, issued in October 2018, provide clarification on the definition of a business. The amendments permit a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition.

The amendments are effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

(d)

IAS 1 - Presentation of financial statements

Amendments to IAS 1, issued in October 2018, provide clarification on the definition of “material” and how it should be applied.  The amendments also align the definition of material across International Financial Reporting Standards and other publications.

The amendments are effective for annual periods beginning on or after January 1, 2020 and are required to be applied prospectively.  The Company does not expect these amendments to have a significant impact on its financial statements.

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

Morrison claims, Canada	2020	2019	2018

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

5.

MINERAL PROPERTY INTERESTS (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

5.

MINERAL PROPERTY INTERESTS (cont’d)

Morrison claims (cont’d)

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

On July 19, 2019, the Chief Gold Commissioner for BC issued a mining lease in the area known as the Morrison mine project and is comprised of mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 hectares, for an initial term of one year.  Subsequent to the end of the fiscal year, the lease was protected from expiry until December 31, 2021.  A recorded holder of a mining lease may register an application to renew the term of the mining lease for a period of up to thirty years.  The renewal of the term of a mining lease is subject to the approval of the Chief Gold Commissioner that the mining lease is required for a mining activity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2020	2019	2018

Balance, beginning of year	$24,870,119	$24,864,119	$24,821,100

Exploration and evaluation costs
Additions
Assays	-	-	7,000
Staking and recording	-	-	369
Environmental
Geological and geophysical	10,540	-	-
Sub-contracts and labour	-	-	8,720
Travel	-	-	842
Scoping/Feasibility study
Sub-contracts and labour	-	6,000	18,088
Sub-contracts and labour - related parties	-	-	8,000

Total Exploration and evaluation costs for the year	$10,540	$6,000	$43,019

Balance, end of year	$24,880,659	$24,870,119	$24,864,119

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2019	Additions for period	Disposals for period	Balance January 31, 2020

Automobile
Value at Cost	$67,320	$62,633	$(67,320)	$62,633
Accumulated Depreciation	(65,011)	(9,395)	65,011	(9,395)
Net book value	$2,309	$53,238	$(2,309)	$53,238

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,487)	(182)	-	(22,669)
Net book value	$910	$(182)	$-	$728

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(95,366)	(1,009)	-	(96,375)
Net book value	$2,254	$(1,009)	$-	$1,245

Totals	$5,473	$52,047	$(2,309)	$55,211

	Balance February 1, 2018	Additions for period	Disposals for period	Balance January 31, 2019

Automobile
Value at Cost	$67,320	$-	$-	$67,320
Accumulated Depreciation	(64,022)	(989)	-	(65,011)
Net book value	$3,298	$(989)	$-	$2,309

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,260)	(227)	-	(22,487)
Net book value	$1,137	$(227)	$-	$910

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(93,537)	(1,829)	-	(95,366)
Net book value	$4,083	$(1,829)	$-	$2,254

Totals	$8,518	$(3,045)	$-	$5,473

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2020, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2020, 320,000 stock options were exercised (2019 - nil) at an averaged exercise price of $1.00 (2019 - $nil) for total proceeds of $320,000 (2019 - $nil).

During the year ended January 31, 2020, 30,000 stock options were cancelled (2019 - $nil) at an exercise price of $1.00 (2019 - $nil).

During the year ended January 31, 2020, 700,000 stock options were granted (2019 - 100,000) at an exercise price of $3.00 (2019 - $1.00).

If all the outstanding options were exercised, the Company would receive $4,375,000.

Stock option transactions are summarized as follows:

	2020		2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,625,000	$ 1.00	2,525,000	$ 1.00	2,425,000	$ 1.00
Granted	700,000	$ 3.00	100,000	$ 1.00	100,000	$ 1.00
Cancelled	(30,000)	$ 1.00	-	-	-	-
Exercised	(320,000)	$ 1.00	-	-	-	-

Outstanding, end of year	2,975,000	$ 1.47	2,625,000	$ 1.00	2,525,000	$ 1.00

Options exercisable, end of year	2,975,000	$ 1.47	2,625,000	$ 1.00	2,525,000	$ 1.00

Weighted average remaining life of outstanding options granted in years		1.35		2.52		3.44

Weighted average fair value per option granted		$ 0.78		$ 0.75		$ 0.66

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2020:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

700,000	700,000	$ 3.00	October 30, 2020
100,000	100,000	$ 1.00	February 20, 2021
2,075,000	2,075,000	$ 1.00	July 18, 2021
100,000	100,000	$ 1.00	June 26, 2023

Option based payment expense

Total option based payments recognized during the year ended January 31, 2020 was $545,662 (2019 – $75,426; 2018 – $66,419) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The fair value of stock options granted during the year ended January 31, 2020 was $545,662 (2019 – $75,426; 2018 – $66,419) which has been recognized as option based payments.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2020	2019	2018

Risk-free interest rate	1.56%	1.93%	1.17%
Expected life of options	1 year	5 years	4 years
Annualized volatility	118.49%	103.17%	94.66%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2020		2019		2018
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	1,575,565	$ 1.00	2,004,965	$ 1.07	429,400	$1.82
Amended-old	-	-	-	-	(138,900)	$(2.50)
Amended-new	-	-	-	-	138,900	$1.00
Granted	-	-	-	-	1,575,565	$1.00
Expired	-	-	(355,900)	$ 1.41	-	-
Exercised	1,575,565	$ 1.00	(73,500)	$ 1.00	-	-
Outstanding, end of year	-	-	1,575,565	$ 1.00	2,004,965	$1.07

No share purchase warrants were outstanding and exercisable at January 31 2020.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2020 does not include the nil (2019 - 1,575,565; 2018 - 2,004,965) warrants outstanding and the 2,975,000 (2019 - 2,625,000; 2018 - 2,525,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2020	2019	2018

Basic and diluted loss per common share	$ (0.06)	$ (0.02)	$ (0.03)

Weighted average number of common shares outstanding (basic and diluted)	16,366,052	14,824,483	13,706,255

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2020			2019			2018
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
To a director for:
investor relations	$ 231,000	$ 545,662	$ 6,980	$ -	$ -	$ 95	$ 62,000	$ -	$ 78
consulting (a)	-	-	-	-	-	-	28,000	-	-
consulting (b)	900	-	-	1,125	-	-	900	-	-

To an officer of the company (c)	42,313	-	2,218	25,560	75,426	1,496	38,605	66,419	1,300

	$ 274,213	$ 545,662	$ 19,198	$ 26,685	$ 75,426	$ 2,691	$ 129,505	$ 66,419	$ 2,678

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2020	2019	2018

Remuneration or fees	$288,713	$37,685	$141,005
Option based payments (non-cash item)	545,662	75,426	66,419
Total compensation for key management personnel	$834,375	$113,111	$207,424

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2020	2019	2018

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$-	$-	$4,132
as owing to related parties	$-	$-	$-

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2020, 2019 and 2018:

	2020	2019	2018

Loss before income taxes	$(1,061,028)	$(283,552)	$(400,029)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(286,478)	(76,559)	(108,008)

Differences resulting from:
Option based payments	147,329	20,365	17,269
Other items	10,149	194	1,739
Increase/(decrease) in deferred tax assets not recognized	129,000	56,000	89,000

Provision for income tax expense	$-	$-	$-

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

12.

INCOME TAXES (cont’d)

The tax effects of deductible and taxable temporary differences that give rise to the Company’s deferred tax assets and liabilities are as follows:

	2020	2019	2018
Unrecognized deductible and taxable temporary differences-Canada

Non-capital loss carry forwards	$9,978,000	$9,455,000	$9,250,000
Mineral property interests and deferred exploration costs	5,089,000	5,095,000	5,089,000
Property and equipment	(23,000)	16,000	22,000

Total Unrecognized deductible and taxable temporary differences not recognized	$15,044,000	$14,566,000	$14,361,000

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505
2037	366,614
2038	336,016
2039	205,817
2040	522,300

Total	$ 9,977,939

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

13.

COMMITMENTS

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2020 and 2019, the Company’s assets are all located in Canada (Notes 5, 6 and 7).

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments carried at fair value are as follows:

	Fair value at January 31, 2020
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$1,887,924	$-	$-

	Fair value at January 31, 2019
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$564,507	$-	$-

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

As at January 31, 2020, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2020 and 2019

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2020.

17.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the year, the global outbreak of COVID-19 has had a significant impact on a lot of businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders.  The Company does not anticipate any significant impact in the short term as we are well financed and not currently subject to commodity prices and or currency changes.  At this time, the extent of the long term impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future events that cannot be predicted with confidence at this time.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 29, 2020	Signed: /s/ “John Plourde”
John Plourde, President and CEO

