Form 20-F
period 2021-01-31
Pacific Booker Minerals Inc.
filed 2021-06-01
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2021

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

Index to Exhibits on Page 102

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

The Company’s auditor for the fiscal years of 2021, 2020 and 2019 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2021, 2020 and 2019 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2018 and 2017 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/21	1/31/20	1/31/19	1/31/18	1/31/17

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($643)	($1,061)	($283)	($400)	($2,438)
Net Income (Loss) Per Share	($0.04)	($0.06)	($0.02)	($0.03)	($0.19)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	16,767	16,366	14,824	13,706	12,952
Working Capital	$1,534	$1,939	$620	$757	$178
Mineral Properties	$29,713	$29,713	$29,703	$29,697	$29,654
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$31,410	$31,832	$30,451	$30,586	$29,964
Total Assets	$31,443	$31,867	$30,472	$30,609	$30,014

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/20	$ 1.34	$ 1.45	$ 1.27	$ 1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25
Year Ended 12/31/16	1.13	1.17	1.10	1.17

Three Months Ended 3/31/21	$ 1.27	$ 1.28	$ 1.24	$ 1.26
Three Months Ended 12/31/20	1.30	1.34	1.27	1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36

Three Months Ended 3/31/20	$ 1.36	$ 1.45	$ 1.30	$ 1.41
Three Months Ended 12/31/19	1.30	1.33	1.30	1.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31

Three Months Ended 3/31/19	$ 1.32	$ 1.36	$ 1.31	$ 1.34
Three Months Ended 12/31/18	1.33	1.37	1.32	1.36
Three Months Ended 9/30/18	1.30	1.33	1.29	1.29
Three Months Ended 6/30/18	1.30	1.33	1.25	1.31

April 2021		$ 1.26	$ 1.23	$ 1.23
March 2021		1.27	1.24	1.26
February 2021		1.28	1.25	1.27
January 2021		1.28	1.26	1.28
December 2020		1.30	1.27	1.28
November 2020		1.33	1.30	1.30

The exchange rate was $1.23 on April 30, 2021.

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

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration has led to numerous emergency measures being instituted in many countries, including Canada. These measures include government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2021, the end of the Company’s most recent fiscal year, the Company had a deficit of $40,521,193.  None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Affect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and is currently $7,577 per month. The lease is in effect until January 31, 2022. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”.  The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2021, the end of the most recent fiscal year, there were 16,766,969 common shares issued and outstanding.

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

- 27 -

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

- 40 -

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

The Company has also been made aware of an online video posted by Raven Trust to raise funds for a legal challenge to "Save the Morrison". In July 2018, PBM sent a letter to Raven Trust to make them aware of some incorrect or misleading statements in the video and the text presented.  The video can be found at: https://www.youtube.com/watch?v=xXlfIPgALvo.

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

In July 2019, the BC Chief Gold Commissioner issued a mining lease for the Morrison mine project (mineral claims 625123, 625143 and 625183, encompassing approximately 1,090 ha) for an initial term of one year.  These three mineral claims are located along the east shore of Morrison Lake.  The Company had submitted an application in 2012, which was not completed at that time because of the October 2012 decision.  The mining lease application area is located within the consultation area of the Lake Babine Nation (“LBN”) and the Yekooche First Nation (“YFN”).  According to the Gold Commissioner’s Reasons for Decision report, consultation began February 5, 2019 by notifying the LBN and the YFN of the application and inviting input on how the mining lease may impact their Aboriginal rights and title.  No response was received from YFN.  LBN responded by stating their firm opposition to a decision to issue a mining lease and requested an in-person meeting with the statutory decision maker.  On February 26th, the Chief Gold Commissioner met with representatives of the LBN.  On April 12th, the Chief Gold Commissioner sent a letter to the Company and LBN indicating that he was considering a decision to issue a mining lease for an initial term of one year.  In May 2019, the LBN responded to his letter re-stating their objections and that the decision should be to not issue the lease, while the Company responded that it did not object to a decision to issue a mining lease for a one-year term.

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

Fiscal 2021 Work

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

On June 23rd, Mr. Weaver posted an article on his website called “Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers” (written by: Noah Conrad).  The article includes the following statements: “In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC.  A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office (EAO) submits a formal environmental assessment report to the relevant ministers via the executive director.  At the time of submission, all indications were that the mine would receive approval.  EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks.  Despite the positive environmental assessment, the Executive Director of the EAO chose to recommend that the project be rejected, advice which was followed by Environment Minister Terry Lake.  The decision to reject proposed project was ostensibly made due to ongoing concerns about the effects of the project on local salmon populations and water quality in Morrison lake, among other things.  Yet the decision to reject the project on environmental grounds should raise immediate questions about why this project was nixed and not others, given the BC Liberal government’s environmental record in the mining sector.”  The article continues with a discussion of the BC Liberals environmental record and the serious repercussions of the decision for Pacific Booker and our shareholders.  The article continues with comments on our BC Supreme Court case, including Justice Affleck’s comments and the ruling in PBM’s favour that quashed the decision to reject the mine and ordered the project to be reconsidered by the government.  The article also covers the ordered further assessment and that despite repeated attempts by PBM to obtain a clear answer from government as to what additional information is to be collected, placing the project in a state of limbo.  The article continues with:  “It is difficult to determine one single political factor that led to the decision around the Morrison mine but several interrelated developments which are explored in more detail (below) provide insight into the political circumstances surrounding the project.”  The following topics include discussion on:  Two ‘Final’ Environmental Assessment Reports;  The Relentless Pursuit of LNG;  Project Suspension (Mount Polley);  Pipeline Politics;  and ends with:  “Towards a Resolution?:  While there is no smoking gun which serves evidence that the province had politicized the environmental assessment process, the suspicious circumstantial evidence that suggests otherwise does little to inspire confidence from British Columbians in their government and has damaged the province’s reputation as a good place to do business.”  The complete blog is available at

http://www.andrewweavermla.ca/2020/06/23/pacific-booker-minerals-quest-develop-morrison-smithers/

On June 24th, Mr. Weaver asked Environment Minister Heyman a question about the Morrison project in the BC Legislature.  Mr. Weaver stated: “On March 5, I asked the Minister of Energy, Mines and Petroleum Resources a question concerning regulatory inconsistencies in the provincial government’s handling of Pacific Booker’s proposed Morrison mine.  I’d like to explore this a little further.  In 2015, after reviewing the project for a second time, the Ministry of Environment issued a section 17 order that the project undergo further assessment.  Despite numerous exchanges with the environmental assessment office and the completion of an in-depth study of Morrison Lake, Pacific Booker has been unable to clarify the precise nature of what is actually required in the section 17 order.  For Pacific Booker, this order has been tantamount to a rejection of its project without the ministry formally saying no.  Government recently amended the environmental assessment process to provide certainty of process and clarity of regulatory considerations. When presented with an application for an environmental assessment certificate, the minister is given three options under the 2018 Environmental Assessment Act (1) grant the certificate, (2) grant the certificate with conditions attached or (3) reject the project.  Pacific Booker’s treatment doesn’t align with the new assessment standards.  They’ve been given the opposite of regulatory certainty, and their project has been shunted off for a further assessment.  My question is to the Minister of Environment: “Considering the recent changes to the environmental assessment process, will he amend the 2015 order to clarify the nature of the work required by Pacific Booker Minerals?”  Mr. Heyman responded: “I recall the question to my colleague, the Minister of Energy, Mines and Petroleum Resources, in March quite well.  As the Minister of Energy and Mines said at the time, he and I can’t speak to the specifics of why the old government made the decision that it made with respect to the proposed Morrison mine.

After Mr. Heyman completed his response, Dr. Weaver said: “My question, again, to the Minister of Environment is this.  Given the extensive work undertaken by Pacific Booker Minerals to examine and reduce the environmental impact of the potential Morrison mine project and the potential economic benefit to the province, will this government commit to ensuring that the company receives a timely, unbiased review of the latest proposal, and in particular, is given clear instructions from your office so that it knows what boxes need to be ticked so that they can follow due process, rather than second-guessing certain people who haven’t made that very clear?”  Mr. Heyman responded (in part): “The company, of course, has to provide some very specific additional information that was required under the order.  The order was specific.  Some examples of the type of additional information required are sockeye salmon use of Morrison Lake, upper and lower Tahlo Creek and the Morrison River, hydrogeological and groundwater data for areas between the mine and Morrison Lake and further engagement with the Lake Babine Nation and other impacted First Nations.  I’m advised that the company made its latest submission to the environmental assessment office in December and that environmental assessment office staff met with the company this past February as additional information was required from the company.  It is certainly not the intention of our government to make proponents guess at what is required.”  For the video and transcript of the question and answer, see:

http://www.andrewweavermla.ca/category/resource_development/mining/

PBM responded by email to Mr. Heyman with some specific facts applicable to the questions asked by Dr. Weaver and Mr. Heyman’s answers as follows:  “Prior to the refusal to grant the Morrison EAC in September/October 2012, PBM had provided sufficient information for the Federal and Provincial reviewers to prepare final draft reports that concluded that the project would not likely cause significant adverse environmental effects with the implementation of the proposed and agreed to mitigation measures.  After the BC Supreme Court judgement quashed that decision, we believed that our project would be given a chance for a fair decision.  That did not happen and the Section 17 order was issued in July 2015.  Starting in late 2015, PBM started asking EAO representatives for details on the specific items that needed additional information and analysis.  In every earlier step of the process, PBM was given a “needs list”.  In a June 2019 letter from Kevin Jardine to PBM, Mr. Jardine says: “I recognize that PBM has proposed workshops with the technical Working Group to identify the scope of the SAIR, however, this is not the role of the Working Group.  The Ministers have set out the scope of the further assessment in the Section 17 Order.  The purpose of the Working Group is to review information and methods presented by a proponent; it is not its purpose to provide the proponent with the information or methods.”  In our August 2019 letter to Kevin Jardine we ask: “Can you tell us whose role it is to identify the scope of the SAIR?  Only one area has any specific detail of the requirement (Section 2.1.1(a)) and that is “a minimum of one year of new baseline data must be collected.”

During a meeting held in September 2019, Harvey McLeod from KCB stated that if someone said that there were deficiencies, then we need to know what the deficiencies were and added that we can’t address a deficiency if we don’t know what it is.  The response from the EAO was that the Ministers had decided that more information was required.  Harvey said that was very challenging for us as our opinion is that these items had been addressed and that we don’t know what else we could do.  PBM had met all the information requirements detailed in the original Terms of Reference or the application would not have been accepted or referred to the Ministers for decision.  On February 4, 2019, Kevin Jardine, Associate Deputy Minister of the EAO responded to a letter that PBM wrote in December 2018 and replied (in part) as follows:  As you know, the order for reassessment provided that the reassessment must be completed within three years of the approval of the SAIR.  This timeline was based on the assumption that the first step set out in section 5.1 of the reassessment order, the provision of the draft SAIR, would be completed in a reasonable time frame.  Given that three and a half years have now passed since the order was made by the Ministers, some consideration may need to be given to whether the information provided in the Application has become outdated and what, if any, steps may be required in order for information to be updated in order for Ministers to make an informed decision.  I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you in this regard, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.

His threat to “otherwise conclude” our assessment was what prompted us to attempt to proceed with the preparation of the SAIR report.  In our response on March 5, 2019, we stated our issues with the 2012 decision and the “reconsideration” process that lead up to the “further assessment required” decision in 2015.”  The email continued with some specific points: “You mentioned the Morrison River (from the Section 17 order).  According to the FLNR database (as confirmed by Katherine St. James) the name of the waterbody that connects Morrison Lake to the Morrison Arm is Morrison Creek, not Morrison River.  You commented in your answers that the EAO is “working to help answer any questions that the proponent has with respect to the information required” and “will be very happy to assist them in a timely answering of the questions required by the order”.  As well as the clarification of Morrison Creek vs Morrison River, PBM requested clarification of the statement made in October 2012 that “the proposed Morrison Mine project was to be located directly adjacent to Morrison Lake, at the headwaters of the Skeena River.”  PBM requested clarification of whether or not the project was located at the Skeena River Headwaters.  Katherine said she would check and advise.

During a subsequent phone meeting, Katherine commented that “the Morrison Lake was a headwater in the Skeena watershed”.  I said that I would like to see the information they had that determined that Morrison Lake is a headwater.  By email on March 11th, Katherine provided this as a response: “A widely-accepted definition of headwaters comes from the US Geological Survey:  headwater(s)--(1) the source and upper reaches of a stream; also the upper reaches of a reservoir.  (2) the water upstream from a structure or point on a stream. (3) the small streams that come together to form a river.  Also may be thought of as any and all parts of a river basin except the mainstream river and main tributaries.  When PBM submits an acceptable draft SAIR to go to the working group, there would be the option at that point to discuss further with a provincial hydrologist”.  Also, according to the information that we were given by the EAO, any order, approval or decision that is in effect under the former Act (a) is deemed to have been issued under this Act, and (b) subject to subsection (13), continues in force until it expires or, under this Act, is suspended or cancelled.  We request a review of the Section 17 order as issued to determine if it is appropriate.”

On July 28th, 2020, PBM requested a halt in trading because of an issue with a part of the area of the Morrison project site.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time.  The halt in trading was lifted July 30th.  A notice was filed with Mineral Titles of PBM’s intention to appeal the expiry and a copy was sent to the owners of the overlying claim.

On August 20th, in response to our emails to George Heyman, Minister of Environment and Climate Change Strategy in June and July, PBM received a letter from Nathan Braun, A/Associate Deputy Minister, EAO that stated (in part): “Your letter requested clarification regarding the ‘Skeena Headwaters’, and expressed surprise that the 2012 Information Bulletin referenced the Morrison project as being in the headwaters of the Skeena River.  With respect, this point is not material to the provision of a draft SAIR.  The fact is that water from the area of the proposed project eventually flows into the Skeena River.  Please let me know by September 30, 2020 whether PBM intends to provide a substantively revised draft SAIR.  When a satisfactory draft SAIR is provided, we will be able to further discuss your concerns regarding the issues you raised.”  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009da7fa8b8ef0020c01b0d/download/359789%20-%20Swan%20-%20Final.pdf

On August 24th, PBM responded to Mr. Heyman by email in regards to the comments made in Nathan Braun’s letter, as follows: “I received the letter from Nathan Braun by email on Thursday, August 20th.  I was disappointed that Mr. Braun did not clarify whether or not the EAO believes that the Morrison project is located at the headwaters of the Skeena River.  His comment: “Your letter requested clarification regarding the ‘Skeena Headwaters’, and expressed surprise that the 2012 Information Bulletin referenced the Morrison project as being in the headwaters of the Skeena River.”  Yes, we were surprised at the 2012 statement in the information Bulletin that “the proposed Morrison Mine project was to be located directly adjacent to Morrison Lake, at the headwaters of the Skeena River.”  This was the first time that the Skeena River Headwaters statement was made.  If you review the original Schedule A, the Certified Project Description document, dated August 2012, you will find that there is no mention of the project being located at Skeena River headwaters.  His comment:  “With respect, this point is not material to the provision of a draft SAIR.”  How can this detail be considered not material?  The SAIR is described as a Supplemental to the original application.  A factor as significant as being located at the headwaters of the Skeena River, if correct, must be considered material.  In fact, it was material enough for the Ministers to state it as the primary reason for the refusal to grant the certificate in 2012.

His comment: “The fact is that water from the area of the proposed project eventually flows into the Skeena River.”  Eventually is right.  Morrison Lake drains via the Morrison Creek into the northeastern arm of the Babine Lake.  Babine Lake flows into Nilkitkwa Lake.  Nilkitkwa Lake flows into the Babine River.  The Babine River meets the middle section of the Skeena River approx. 50 kms north of Hazelton.  From this meeting, the Skeena River flows approx. 225 kms to the ocean.”  The email continued with some discussion on the “draft for discussion” SAIR that was sent to the EAO in December 2019, the requests from the EAO to remove certain words from that document and that PBM was advised that it would be the EAO’s Working Group that would determine whether the work program proposed by KCB would be sufficient to meet the further information requirements.  We concluded the email with: “Why are we required to submit a satisfactory draft SAIR before we are able to further discuss our concerns regarding the issues raised by my emails?  It is necessary for PBM to know where the EAO thinks the project is located before we can consider committing to the next draft of the SAIR and/or the work programs.  If our questions can be addressed, then it will be possible to advise Mr. Braun by September 30th whether PBM intends to provide the next draft of the SAIR.”

On September 1st, the formal submission was delivered to the Chief Gold Commissioner regarding Pacific Booker's request to appeal the expiry of mining lease no. 1069796.  Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time and claims were recorded by other individuals in the area of the lease.  The Company filed a notice of its intention to appeal the expiry and a copy of the notice was sent to the owners of the overlying claim.  It was anticipated that the Chief Gold Commissioner would provide the impacted parties an opportunity to be heard and to make submissions before any decision under Section 67(2) of the Act is made.

On September 14th, PBM sent another email to Ministers Heyman and Ralston which said: “I have not received a response to the questions/comments I sent to you both on August 24th by email.  If the EAO believes that the Morrison Lake project is located in the headwaters of the Skeena River and that our project will cause a significant impact to the Babine watershed as well as reaching all the way to the Skeena River, there is little point in PBM continuing with the SAIR exercise, because nothing we can say can convince you otherwise.  If the EAO is believes that the Ministerial decisions in 2012 and 2015 were justified and correct, PBM will not be able to get an unbiased review of any facts that are presented.  It appears that our science-based study has been sidetracked by the politics of the situation and all our hard work related to the environmental protection measures meant nothing to the decision makers.  We now believe that the only real issue for the EAO is the First Nations.  The 2012 recommendation document states “the Crown has fulfilled its obligations for consultation and accommodation to Lake Babine Nation, Yekooche First Nation and Gitxsan and Gitanyow Nations relating to a decision on whether to issue an EA Certificate for the proposed Project” and also states as a factor for the Ministers to consider the “opposition from Gitxsan and Gitanyow Nations and Lake Babine Nation”.  At almost every meeting with someone from the Environment Ministry and other Ministers (notably Mines and Aboriginal Affairs) since then, we have been told that the LBN are the main issue and that if we could get them “onside”, it has been implied that the other issues would no longer be an issue.  The EAO accepted that the Gitxsan and Gitanyow Nations had a claim to the Lake Babine fisheries when the Morrison project has been acknowledged as being on crown land in the traditional territory of the LBN.  This claim by the Gitxsan and Gitanyow Nations to the LBN territory was not mentioned during the first years of our assessment and was only raised in 2010 and then was accepted without question by the EAO.  The EAO and the Ministers of the day dealt with the Gitxsan and Gitanyow Nations and kept PBM out of the correspondence chain.  We were not given the opportunity to challenge the statements made.

As well as this issue, the LBN’s treaty lawyer, Dominique Nouvet (Woodward & Company) instructed PBM to communicate only with her and not with the Chief and Council of the LBN.  Ms. Nouvet also seemed to have a direct route to the Ministers of the day.  How could we consult with the First Nations when the EAO and the Ministers and a treaty lawyer were standing between us?  How can we consult when the LBN will not agree to meet with PBM or even to respond to our letters?  The courts have said that a refusal by the First Nations to meet does not constitute a lack of consultation.  Consultation does not mean accommodation and that the First Nations do not have the power of veto.  The Morrison Project is located in a historical mining area, as clearly shown by the attached image that shows the Babine Lake area with the Bell and Granisle mines labelled and Morrison Lake identified.  Correspondence with the Federal Environment Agency, prior to and following the refusal by the BC Government in October 2012 that indicates that CEAA had made its decision and that it appeared to be a positive one.

On August 30th, CEAA informed PBM that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and was planning to have a second draft prepared for PBM comments during the week of September 4, 2012 and advised PBM that the final public comment period would be in October 2012 with the referral to the Federal Minister of Environment in November 2012.  On September 9th, PBM received an email from CEAA asking a few questions for clarification to finalize the draft CSR including a request for “environmental photo’s to use in our final report”.  On September 19th, PBM received a draft of Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects stating that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners. As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects. No significant adverse biological, physical, or human health effects are predicted. Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning”.

CEAA requested a Commitment letter to comply with Commitments and Follow-up Program.  On September 20th, PBM committed in writing to Robyn McLean, Project Manager, CEAA, our Compliance with Table of Commitments and Follow-up Program Requirements under CEAA stating categorically that PBM will comply with the environment related commitments summarized in the Table of Commitments.”  PBM received a letter dated October 25th (24 days after the October 1st decision) from CEAA that stated: The Canadian Environmental Assessment Agency (the Agency) is aware that the British Columbia Minister of Environment and the Minister of Energy, Mines and Natural Gas have decided to refuse to issue an environmental assessment certificate for the Morrison Copper-Gold Mine Project (the Project) as proposed”.  The letter continues with “The Agency is preparing a comprehensive study report for the Project, pursuant to the Canadian Environmental Assessment Act, which will provide conclusions on whether the Project is likely to result in significant adverse environmental effects taking into account the implementation of mitigation measures.  Given the British Columbia Ministers' decision, the Project as proposed cannot proceed.”  The Federal agency came to the conclusion of “no significant adverse biological, physical, or human health effects are predicted. Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning”. And also concluded “as a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects.”  Can you explain why CEAA concluded no significant adverse effects and the BCEAO decided that more information was required, when both agencies reviewed the same information?

On September 24th, PBM sent a letter to Nathan Braun, A/Associate Deputy Minister, which stated: “In response to your letter dated August 20th, where you request that PBM let you know by September 30, 2020 whether PBM intends to provide a substantively revised draft SAIR, we have a few questions that having the answer to would assist in the preparation of that document.  PBM has edited the draft submitted for discussion in December 2019, taking into account the items requested during the meeting had with the EAO in February 2020.  Our current question is in regards to First Nations Consultation requirements.  As you are aware, the Lake Babine Nation has just recently signed a “Foundation Agreement”.  Our question is, will this agreement change the requirement for consultation by the proponent?  And, if so, in what way.  One of the issues we raised is the name of the waterway that connects Morrison Lake to the Morrison Arm. According to the FLNR database, that waterway is Morrison Creek, not Morrison River.  The Section 17 order refers to Morrison River.  How do we address this inaccurate naming?  Your letter stated that “when a satisfactory draft SAIR is provided, we will be able to further discuss your concerns regarding the issues you raised.”  The other issue raised was that PBM requested clarification of whether or not the project was located at the Headwaters of the Skeena River.  Your letter stated “With respect, this point is not material to the provision of a draft SAIR.” We do not understand how an inaccurate statement of the project’s location can be considered not material.  The legal definition of material includes “A material fact is an occurrence, event, or information that is sufficiently significant to influence an individual into acting in a certain way.”  PBM was advised that the Working Group would determine the necessary work program after reviewing the recommended programs.  The work programs suggested in this document were proposed by Harvey McLeod (P. Eng., P.Geo., Vice President, Klohn Crippen Berger) because we were advised by the EAO that the proponent must propose the work programs.  We were not given an opportunity to discuss the technical merits of the information already provided to the EAO in the 2012 application and thereby determine the “gaps” in information already provided.  The Board of Directors have an issue with having to commit to undertaking the work programs prior to the determination of what those programs will include.  Public Companies have a fiduciary duty to their shareholders which for PBM includes not committing to activities without knowing the costs and time involved.

On September 28th, PBM received a letter from Katherine St James, Project Assessment Director, which stated: “Thank you for your emails of August 24 and September 14, 2020 addressed to the Honourable George Heyman, Minister of Environment and Climate Change Strategy, regarding the Morrison project.  I have been asked to respond on his behalf.  In your email, you asked for clarification on the EAO’s view on whether the proposed project is in the headwaters of the Skeena.  As Mr. Braun stated in his letter of August 20, with respect, this is not material to the provision of draft Supplemental Application Information Requirements (SAIR).  Any disagreement on this fine point does not prevent Pacific Booker Minerals (PBM) from providing a satisfactory draft SAIR that would permit the further assessment ordered by the Ministers to proceed.  However, in an effort to put this issue to rest, I provide the following.

As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River.  You also asked for clarification on whether the correct reference is Morrison Creek or Morrison River.  In this case, the name in the British Columbia Watershed Atlas is ‘Morrison Creek’ under the classification of ‘Major Rivers’.  Therefore, the most accurate name is ‘Morrison Creek’, although referring to it by either name does not prevent PBM from providing a satisfactory draft SAIR.  You also ask for clarification on the next steps of the process.  As fully detailed in previous correspondence, to move this project forward towards a decision on an Environmental Assessment Certificate, PBM must provide a satisfactory draft SAIR (please see s. 5.1 of the Ministers’ Section 17 order).  To be satisfactory, in the draft SAIR PBM must propose additional studies, information, methods or analyses that address each of the requirements outlined in the Ministers’ order.  Once PBM provides a satisfactory draft SAIR, the EAO can then engage with the Working Group to review it, and ultimately issue the final SAIR to PBM under s. 5.4 of the Order.  Until PBM provides a satisfactory draft SAIR, the EAO cannot move this regulatory process forward.  Without the final SAIR, we do not have a framework for PBM to complete the process ordered by the Ministers.  In his letter, Mr. Braun set a deadline of September 30, 2020 for PBM to state its intention with respect to providing a substantively revised draft SAIR.  In light of the timing of this response to your emails, please do so by October 19, 2020.”

Environmental Assessment Report (2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5888e594817b85ae43cf7b4f/download/Morrison%20Copper_Gold%20Mine%20Project%20Assessment%20Report%20dated%20Aug%2021_12.pdf

Reasons for Decision (letter dated September 28, 2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5886a78aa4acd4014b81f937/download/Letter%20from%20Honourable%20Terry%20Lake%20%28MOE%29%20to%20Erik%20Tornquist%20%28PBM%29%20dated%20Sept%2028_12.pdf

This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009ddc6a8b8ef0020c01b7e/download/360882%20-%20Swan%20-%2020200928.pdf

On October 15th, PBM responded as follows: “This letter is in response to your letter dated September 28, 2020.  Thank you for the clarification of the EAO’s view on whether the proposed project is in the headwaters of the Skeena River. You have stated in your letter: “As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River”.  You have also said that the EAO would like to “put this issue to rest”.  PBM would also like to put this issue to rest.  Unfortunately, that would mean that PBM accepts the statement that the Morrison Project is located at the headwaters of the Skeena River.  That is not accurate and therefore, PBM cannot “put this issue to rest”.  You have stated that the source for the Skeena River Headwaters statement is the Assessment Report and Reasons for Decision. We ask that you provide the scientific source for that “statement of fact” used in those reports.  Added to the descriptions of the project location in those documents are variations of the statement “at the headwaters of the Skeena River watershed”.  Can you explain why there is this discrepancy between the Certified Project Description (called Schedule A in the 2012 decision materials) and the Environmental Assessment Report (2012)?  Please, do not say that it is not a material fact when it is the first reason stated for the refusal of our EAC in 2012.  All of the descriptions that I have found refer to the headwaters of the Skeena River in almost identical terms.”

The letter provided the following weblinks in example:  From the Skeena Watershed Conservation Coalition website: (https:/skeenawatershed.com/about/about_the_skeena_watershed);  From the SkeenaWild Conservation Trust website: (https://skeenawild.org/lesson-plans/);  From Wikipedia: (https://en.wikipedia.org/wiki/Skeena_River);  From the BC Government website: (https://declaration.gov.bc.ca/2019/10/15/the-klappan-valley/);  From the National Geographic website:  (https://blog.nationalgeographic.org/2011/06/20/sacred-headwaters/) and continued with:  “Why does the EAO description of the Skeena River headwaters differ so significantly from the commonly used descriptions?  There is little point in PBM submitting another draft SAIR until this error in the location of the project is acknowledged and addressed publicly in some form or until the EAO can prove it a correct statement by scientific fact.”  This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009de44a8b8ef0020c01b9d/download/Letter-EAO%20Oct%2015%202020.pdf

On October 27th, PBM submitted a rebuttal to the impacted parties' submissions to the Gold Commissioner on the matter of the re-instatement of the lease.

On November 13th, the Chief Gold Commissioner made the decision to reinstate mining lease 1069796 until May 20, 2021, in order to allow PBM to comply with Section 6.31(2)(a) of the Minerals Title Act.  PBM started the Lease Term Extension Application promptly.

On November 16th, the EAO responded to our letter of September 24th which asked about the impact of the LBN Foundation Agreement on our consultation requirements.  The response was as follows:  "Lake Babine Nation’s Foundation Agreement is an agreement between Lake Babine Nation, the Province, and Canada, and it is available online here. It describes commitments by the parties to negotiate in good faith. It does not establish new requirements on proponents."

On January 13, 2021, PBM wrote to Premier John Horgan (and cc'd Minister Heyman and   Minister Ralston) and asked him to address our issue.  The letter is as follows:  “We are the proponent for the Morrison Copper/Gold project.  For the last 8+ years, we have been denied our Environmental Assessment Certificate and have been subjected to various pointless exercises at the hands of the EAO.  All because the Ministers of the day accepted the incorrect statement that our project is located at the headwaters of the Skeena River.  And the EAO continues to believe it.  By letter from Katherine St James, Project Assessment Director, dated September 28, 2020, we received the confirmation of the EAO’s view on the proposed project location, as follows:  "As described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River."  That is not accurate; at least not according to all of the almost identical descriptions that we have found that define the location of the headwaters of the Skeena River.  By letter dated October 15, 2020, we requested that the EAO provide the scientific source for that “statement of fact” used in those reports.  It has now been 90 days and we have not received the science-based proof for that statement and have received no further communication from the EAO on the matter.  If they have the proof, why have they not provided it?  It now appears that science based proof is not available.  It also appears that the EAO has decided to ignore our request and are just hoping we will go away.  We did not think that the EAO would be allowed to accept unproven statements as fact.  And we also believed that if an error occurred, it would be acknowledged and corrected.  That is what would be expected from the proponent.  But instead, the EAO perpetuates the error and the damages caused by it.  We are asking that you respond to our concern.  We understand that the Environment Minister has stayed out of the discussions of these issues because we are in the Environmental Assessment process, but the current "loggerhead" needs to be addressed by someone that can correct a significant error perpetrated by the previous ministers and the EAO."  We attached copies of the September 28th and October 15th letters.

On January 13th, PBM received a request from the Chief Gold Commissioner in regards to the lease extension application.  He asked PBM to explain the lack of progress made with the EAO in regards to the EAC.  A mining lease is usually only granted when there is a need for it.  He gave PBM 90 days to make submissions in regards to his question.  PBM responded that it would make a submission within the time allowed.

Late in January 2021, the EAO posted the following letters to our EPIC site:  1) Letter from PBM that accompanied submission of draft SAIR on August 29, 2019; 2) Letter from EAO to PBM – dated August 20, 2020 – Response from EAO to PBM based on correspondence to Minister; 3) Letter from EAO to PBM – dated September 28, 2020 – Response from EAO to PBM based on correspondence to the Minister; 4) Letter from PBM to EAO – dated October 15, 2020 – Response from PBM to previous letters on August 20 and Sept 28 from EAO; 5) Letter from EAO to PBM – dated February 4, 2019.

Current and Anticipated Fiscal 2022 Work

The Company will continue its efforts to acquire the Environmental Assessment Certificate as required for the project.

On February 11, 2021, EAO wrote to PBM and stated that the EAO had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking PBM’s views on the following options.  The EAO advised PBM that they will also be seeking the views from Indigenous nations and other affected parties regarding these potential options and will consider all input received.  The potential options are:  1) Amending the Order to add defined timelines to complete key milestones in the further assessment process (such as for PBM to provide a draft SAIR acceptable to the Chief Executive Assessment Officer for review or for the completion of the further assessment process) or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  After hearing the views on the potential options, the EAO will prepare the necessary materials to bring forward these options to Ministers for their consideration.  The EAO requested PBM’s response by March 11, 2021.  On March 11th, PBM responded to the EAO and stated our preference for Option 2.  PBM has been advised that the views from the other affected parties have been provided to the EAO.  PBM is waiting for the notification for an additional input request from PBM by the EAO or that the materials are being provided to the Ministers for a decision on one of the two options proposed.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/604a6046887eda0022fcdd62/download/369037-Plourde-FINAL.pdf

On March 10th, PBM made the submission to the Chief Gold Commissioner in regards to the mining lease extension.  PBM detailed our opinion on the reasons for the lack of progress made on the "Further Assessment" order and provided documentation in support of those statements.  PBM has received the decision from the Chief Gold Commissioner.  His decision was that PBM presently does not require a mining lease to engage in mining activity on the mining lease, as it has no authority to do so, and no obvious near-term prospect of obtaining any such authority and has decided not to renew the term of the lease.  He will allow PBM to register new mineral tenure on the area of the lease. The Company has registered a new mineral tenure over the former lease area which is in good standing until May 2022.

The Company intends to submit a description of the Project to the Federal authority in accordance with the requirements of the Impact Assessment Act, as soon as possible and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.  The preparation of the document is underway.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2022 will be CDN$100,000 without receiving the EAC or CDN$1,000,000 if the EAC is received during the fiscal year.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2021 and 2020.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.28 as of January 31, 2021.

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

The Company does not anticipate any significant impacts in the short term. Currently, the Company has sufficient cash to meet its budgeted fiscal 2022 obligations and is not currently subject to risks of commodity or currency price changes.  At this time, the extent of the long term impact that COVID-19 may have on the Company is unknown as this will depend on future events and what work will be required to advance the project, which is largely dependent upon the Provincial and Federal authorities.

All of the Company’s operations are located in British Columbia and are subject to work and travel restrictions imposed by the Provincial Government. As of April 30, 2021, Province-wide travel restrictions for non-essential travel remain in effect.

Results of Operations

Year Ended 1/31/2021 vs. Year Ended 1/31/2020

The net loss for the year ended January 31, 2021 was ($643,227), or ($0.04) per share, compared to a loss of ($1,061,028), or ($0.06) per share for the year ended January 31, 2020.  The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) of ($221,193) compared to ($545,662) in the prior year, with the decrease due to the reduced fair value calculation of the option price; a decrease in Investor Relations fees from ($231,000) to ($132,000) reflecting the reduction of fees paid/payable to John Plourde; a decrease in Shareholder information and promotion costs of ($20,351) compared to ($52,414) in the prior year, with the decrease due to the cost for assistance with shareholder relations and additional poster printing in the prior year; an increase in Professional fees from ($84,572) compared to ($61,929) in the prior year, with the increase due to the cost for legal fees for the mining lease issue and a higher audit fee; an increase in the loss in Foreign exchange from ($9,656) compared to ($557) gain in the prior year; an increase in Office Rent to ($92,250) from ($83,670) in the prior year due to a new rental agreement; a decrease in the gain on disposal of a fixed asset of ($6,491) in the prior year; an increase in Depreciation from ($10,586) to ($16,673) reflecting the higher depreciation on the new truck; a decrease in Office and miscellaneous from ($16,070) to ($11,159), reflecting a reduced cost for general office supplies and IT services; a decrease in Filing and Transfer agent fees from ($28,225) to ($24,715), reflecting the cost for the warrants exercised in the 2020 period; a decrease in Director Fees from ($14,500) to ($11,000), reflecting a reduced number of meetings held; a decrease in Travel costs from ($18,339) to ($14,886), reflecting a small decrease in activity related to the COVID travel restrictions; a decrease in Consulting Fees from ($900) to ($675), reflecting fees paid to Victor Eng for activities not related to the Morrison project; a decrease in Finance Income from ($1,045) to ($990), reflecting the decrease in interest earned; a decrease in Telephone from ($4,976) to ($4,888); and a decrease in Wages and Benefits from ($850) to ($199) reflecting a reduction in WCB cost.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2021.

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

The weighted average number of common shares outstanding for the year ended January 31, 2021 does not include the nil (2020 – nil) warrants outstanding and the 2,975,000 (2020 – 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

(m)

Leases

The Company adopted IFRS 16 on February 1, 2019.  IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17.  Leasing activity for the Company typically involves the lease of office space.  The Company previously classified leases as either operating or finance leases.  The Company elected not to apply the requirements to short-term leases, as permitted in the Recognition exemptions.

For the fiscal year ended January 31, 2021, the Company held a twelve month rental lease for the office premises space.  The payments made under the rental contract total $87,928 (2020 - $78,558) for the fiscal year.  This amount shows on the Statement of Comprehensive Loss as Office Rent.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2022.  The payments for the rental amount to a total of $90,930 for the fiscal year.  This amount will show on the Statement of Comprehensive Loss as Office Rent.

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

There are no new standards issued but not yet effective as of January 31, 2021, that are expected to have a material impact to the Company's financial statements.

(a)

Adoption of IAS 1 and 8 - Presentation of financial statements

The Company adopted IAS 1 and 8 on February 1, 2020. IAS 1 and 8 provide clarification on the definition of materiality and how it should be applied.  The amendments also align the definition of material across International Financial Reporting Standards and other publications.  There was no impact on the Company's financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2021, the end of the most recent fiscal year, was $1,534,315.  Subsequent to the year end through May 27, 2021, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants.  The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2021 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $100,000 for the ongoing work on the Morrison project and fiscal 2022’s estimated General and Administrative expenses of $600,000 (of which approximately $11,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2022, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2023 when the Company proceeds with the next phase in the Morrison project.  The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives.  If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2017	Private Placement	581,000	$ 1.00	$581,000

2018	Private Placement	1,015,502	$ 0.50	$507,751
	Private Placement	560,063	$ 0.80	$448,050

2019	None	Nil	Nil	Nil

2020	None	Nil	Nil	Nil

2021	None	Nil	Nil	Nil

Year Ended January 31, 2021

The Company’s Working Capital as of January 31, 2021 was $1,534,315.  During the year, Operating Activities used cash of ($406,622).  In addition to the fiscal year’s net loss of ($643,227), other non-cash charges included Share-based payments expense of ($221,193) and Amortization of ($16,673).  Changes in non-cash working capital items included decrease in Receivables of $540, decrease in Prepaids and Deposits of $756, decrease in amounts owing to related parties of ($5,220), and increase in Accounts Payable and Accrued Liabilities of $2,663.  Investing Activities used no cash.  Financing Activities provided no cash.

During the year, the Company issued no common shares pursuant to exercise of warrants or exercise of options.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2021 and 2020.  The value of the Canadian Dollar in relationship to the US Dollar was $1.28 as of January 31, 2021.

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

The Company leases its Vancouver office, which runs through January 31, 2022.

Table No. 5

Contractual Obligations

As of February 1, 2021

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$90,930	$90,930	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 14, 2021 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on June 18, 2020, all the Directors were re-elected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	65	June 24, 2005
William Deeks	88	March 17, 1997
Victor Eng	61	July 22, 2015
John J. Plourde	77	December 30, 1999
Dr. Dennis Simmons	69	November 29, 2006
Erik Tornquist	73	June 24, 2005
William F. Webster	77	June 24, 2005

Table No. 7 lists, as of May 14, 2021, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	77	December 16, 2013
Ruth Swan	Chief Financial Officer	64	April 20, 2006

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

Ruth Swan was named Chief Financial Officer of the Company on April 20, 2006.  She has over 30 years of bookkeeping experience, with more than 20 years in the resource sector.  She has operated a bookkeeping service since 1986 and since 1996 has provided bookkeeping & financial reporting services to Pacific Booker, and spends approximately 75% of her time on the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on June 18, 2020, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2020 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2021 2020 2019	None None None	0 0 0	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2021 2020 2019	None None None	700,000 700,000 0	None None None	$132,000 (1) $231,000 (1) None

Ruth Swan, Chief Financial Officer and Corporate Secretary	2021 2020 2019	None None None	0 0 100,000	N/A N/A N/A	$40,725 (2) $42,313 (2) $25,560 (2)

William Deeks Chairman and Director	2021 2020 2019	None None None	0 0 0	$2,500 $4,000 $3,000	None None None

Victor Eng Director	2021 2020 2019	None None None	0 0 0	None None None	$675 (3) $900 (3) $1,125 (3)

Mark Gulbrandson, Former Director	2019	None	0	None	None

Dr. Dennis Simmons, Director	2021 2020 2019	None None None	0 0 0	$3,000 $4,000 $2,500	None None None

Erik Tornquist, Director	2021 2020 2019	None None None	0 0 0	None None None	None None None

William Webster, Director	2021 2020 2019	None None None	0 0 0	$3,000 $4,000 $3,000	None None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to overhead activities.

No funds were set aside or accrued by the Company during Fiscal 2021 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 14, 2021, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.63%
Common	Ruth Swan (2)	360,108	2.11%
Common	Gregory Anderson (3)	330,029	1.93%
Common	William Deeks (4)	345,348	2.03%
Common	Victor Eng (5)	154,765	0.92%
Common	Dennis Simmons (6)	715,619	4.17%
Common	Erik Tornquist (7)	514,060	3.00%
Common	William Webster	280,860	1.68%

	Total Directors/Officers	4,241,668	21.59%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.
(2)	Of these shares, 330,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 275,000 represent currently exercisable share purchase options.
(5)	Of these shares, 100,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.
(7)	Of these shares, 385,000 represent currently exercisable share purchase options.

Based upon 16,766,969 shares outstanding as of May 14, 2021 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities.  Table No. 10 lists as of May 14, 2021, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.63%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,766,969 shares outstanding as of May 14, 2021 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2021 (2020 - $231,000, 2019 - $nil) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2021.

Item 9.  Offer and Listing of Securities

As of January 31, 2021, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,766,969 common shares issued and outstanding as of May 14, 2021.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2021, the shareholders' list for the Company's common shares showed 104 registered shareholders, including depositories, and 16,766,969 shares issued and outstanding.  Of the total shareholders, 65 are resident in Canada holding 12,246,928 common shares representing 73.04% of the total shares outstanding; 39 shareholders are resident in the United States holding 4,520,041, or 26.96% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2021	$ 2.00	$ 1.80	$ 2.00
March 2021	2.40	1.73	1.99
February 2021	2.47	1.75	1.80
January 2021	2.30	2.00	2.17
December 2020	2.20	1.90	2.00
November 2020	2.50	1.33	2.15

Three Months Ended 4/30/21	$ 2.47	$ 1.73	$ 2.00
Three Months Ended 1/31/21	2.50	1.33	2.17
Three Months Ended 10/31/20	2.30	1.34	1.59
Three Months Ended 7/31/20	2.60	1.50	2.41

Three Months Ended 4/30/20	$ 2.39	$ 1.12	$ 1.60
Three Months Ended 1/31/20	2.87	1.42	2.03
Three Months Ended 10/31/19	3.33	1.45	2.36
Three Months Ended 7/31/19	4.10	1.23	1.57

Three Months Ended 4/30/19	$ 3.00	$ 1.21	$ 3.00
Three Months Ended 1/31/19	1.50	0.72	1.41
Three Months Ended 10/31/18	1.07	0.65	0.77
Three Months Ended 7/31/18	1.22	0.77	1.06

Three Months Ended 4/30/18	$ 1.35	$ 1.00	$ 1.01
Three Months Ended 1/31/18	1.35	0.70	1.25
Three Months Ended 10/31/17	1.44	0.47	0.96
Three Months Ended 7/31/17	0.92	0.42	0.455

Fiscal Year Ended 1/31/21	$ 2.60	$ 1.12	$ 2.17
Fiscal Year Ended 1/31/20	4.10	1.21	2.03
Fiscal Year Ended 1/31/19	1.50	0.65	1.41
Fiscal Year Ended 1/31/18	1.44	0.42	1.25
Fiscal Year Ended 1/31/17	1.95	0.63	0.86

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

Table No. 12 lists, as of May 14, 2021, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued pursuant to a private placement or to the exercise of warrants or for the exercise of stock options in Fiscal 2021, ended January 31, 2021.

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

At the Company’s Annual General and Special Meeting held on June 18, 2020, Shareholders approved a new Stock Option Plan dated 2020 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,353,393 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 14, 2021, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, former President, CEO Director	325,000	325,000	$ 1.00	July 18, 2021

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 1.00	October 31, 2021 July 18, 2021

Ruth Swan, Chief Financial Officer	130,000 100,000 100,000	130,000 100,000 100,000	$ 1.00 $ 1.00 $ 200	July 18, 2021 June 26, 2023 February 23, 2026

William Deeks, Director	275,000	275,000	$ 1.00	July 18, 2021

Victor Eng, Director	100,000	100,000	$ 1.00	July 18, 2021

Dennis Simmons, Director	375,000	375,000	$ 1.00	July 18, 2021

Erik Tornquist, Director	385,000	385,000	$ 1.00	July 18, 2021

William Webster, Director	Nil	Nil	N/A	N/A

Total Officers and Directors (8 persons)	2,875,000
Total Employees and Consultants (1 person)	100,000
Total Officers/Directors/Employees And Consultants	2,975,000

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

6.

Agreement between the Company and Noranda (Now Falconbridge Ltd.) on the Morrison Property dated April 19, 2004.

7.

2019 Stock Option Plan dated June 27, 2019.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2019 Stock Option Plan, which has been filed as an exhibit to the Company’s fiscal 2020 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2021.  The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2021, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2021.

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

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2021	Fiscal Year Ended January 31, 2020	Fiscal Year Ended January 31, 2019

Audit Fees	$ 18,000	$ 15,000	$ 15,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 18,000	$ 15,000	$ 15,000

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2021 and 2020.

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

Audited Financial Statements

Independent Auditors Report, dated May 25, 2021

Balance Sheets at January 31, 2021 and January 31, 2020

Statements of Operations for the years ended January 31, 2021, 2020, and 2019.

Statements of Cash Flows for the years ended January 31, 2021, 2020, and 2019.

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
10.	Other documents Copy of 2019 Stock Option Plan

- 102 -

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

YEAR ENDED JANUARY 31, 2021

- 104 -

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

May 25, 2021

“John Plourde” Chief Executive Officer	“Ruth Swan” Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Pacific Booker Minerals Inc. (the Company) as of January 31, 2021 and 2020, and the related statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended January 31, 2021, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Vancouver, Canada

May 25, 2021

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2021 AND 2020

	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$1,481,302	$1,887,924
Receivables	1,967	2,507
Prepaid expenses and deposits	84,126	84,882

	1,567,395	1,975,313

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,880,659	24,880,659
Equipment, vehicles and furniture (Note 7)	38,538	55,211
Reclamation deposits	123,600	123,600

Total assets	$31,442,692	$31,867,283

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,102	$16,439
Amounts owing to related parties (Note 10)	13,978	19,198

	33,080	35,637

Shareholders' equity
Share Capital (Note 8)	54,223,481	54,223,481
Contributed surplus (Note 8)	17,707,324	17,486,131
Deficit	(40,521,193)	(39,877,966)

	31,409,612	31,831,646

Total liabilities and shareholders’ equity	$31,442,692	$31,867,283

Approved by the Board of Directors and authorized for issue on May 25, 2021:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021, 2020 AND 2019

	2021	2020	2019

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$675	$900	$1,125
Consulting fees - Option based payments (Note 8 & 10)	-	-	-
Depreciation	16,673	10,586	3,045
Directors fees	11,000	14,500	11,000
Directors fees - Option based payments (Note 8 & 10)	-	-	-
Filing and transfer agent fees	24,715	28,225	19,849
Foreign exchange (gain)loss	9,656	(557)	(7,411)
Finance income	(990)	(1,045)	(811)
Gain on disposal of fixed asset	-	(6,491)	-
Investor relations – related party (Note 10)	132,000	231,000	-
Investor relations - Option based payments (Note 8 & 10)	221,193	545,662	-
Office and miscellaneous	11,159	16,070	12,190
Office rent	92,250	83,670	79,172
Professional fees (Note 10)	84,572	61,929	46,800
Professional fees - Option based payments (Note 8 & 10)	-	-	75,426
Shareholder information and promotion	20,351	52,414	22,430
Telephone	4,888	4,976	4,889
Travel	14,886	18,339	15,848
Wages and benefits	199	850	-

Loss from operations	(643,227)	(1,061,028)	(283,552)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(643,227)	$(1,061,028)	$(283,552)

Basic and diluted loss per share (Note 9)	$(0.04)	$(0.06)	$(0.02)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2021, 2020 AND 2019

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2018	14,797,904	$51,995,105	$17,124,354	$(38,533,386)	$30,586,173
Warrants exercised	73,500	73,500	-	-	73,500
Option based payments	-	-	75,426	-	75,426
Net loss for the year	-	-	-	(283,552)	(283,552)

Balance, January 31, 2019	14,871,404	$52,068,605	$17,199,780	$(38,816,938)	$30,451,447
Warrants exercised	1,575,565	1,575,565	-	-	1,575,565
Options exercised	320,000	320,000	-	-	320,000
Option based payments reclassified	-	259,311	(259,311)	-	-
Option based payments	-	-	545,662	-	545,662
Net loss for the year	-	-	-	(1,061,028)	(1,061,028)

Balance, January 31, 2020	16,766,969	$54,223,481	$17,486,131	$(39,877,966)	$31,831,646
Option based payments	-	-	221,193	-	221,193
Net loss for the year	-	-	-	(643,227)	(643,227)

Balance, January 31, 2021	16,766,969	$54,223,481	$17,707,324	$(40,521,193)	$31,409,612

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021, 2020 AND 2019

	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(643,227)	$(1,061,028)	$(283,552)
Items not affecting cash:
Depreciation	16,673	10,586	3,045
Option based payments	221,193	545,662	75,426

Changes in non-cash working capital items:
(Increase)/decrease in receivables	540	(641)	3,118
(Increase)/decrease in prepaids and deposits	756	(10,646)	4,459
Increase/(decrease) in accounts payable and accrued liabilities	2,663	(1,724)	2,235
Increase/(decrease) in amounts owing to related parties	(5,220)	16,507	13

Net cash used in operating activities	(406,622)	(501,284)	(195,256)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	-	1,895,565	73,500

Net cash provided by financing activities	-	1,895,565	73,500

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	-	(10,540)	(10,132)
Disposal of equipment, vehicles or furniture	-	2,309	-
Purchase of equipment, vehicles or furniture	-	(62,633)	-

Net cash used in investing activities	-	(70,864)	(10,132)

Change in cash and cash equivalents during the year	(406,622)	1,323,417	(131,888)

Cash and cash equivalents, beginning of year	1,887,924	564,507	696,395

Cash and cash equivalents, end of year	$1,481,302	$1,887,924	$564,507

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2021, 2020 and 2019 and financial position as at January 31, 2021 and 2020.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2021 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 25, 2021.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for the fiscal year and may receive proceeds from the exercise of options to ensure the Company’s financial resources.

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

	2021	2020	2019

Working capital	$ 1,534,315	$ 1,939,676	$ 619,755
Loss for the year	(643,227)	(1,061,028)	(283,552)
Deficit	(40,521,193)	(39,877,966)	(38,816,938)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

2.

BASIS OF PRESENTATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

At January 31, 2021, management determined that the carrying value of the mining properties is best represented by historical costs.  Management reviews the property for impairments on an on-going basis and considers the carrying value appropriate for the current period.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(d).

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

The Company has determined that it has no additional restoration obligations as at January 31, 2021.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

The weighted average number of common shares outstanding for the year ended January 31, 2021 does not include the nil (2020 – nil) warrants outstanding and the 2,975,000 (2020 – 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(m)

Leases

The Company adopted IFRS 16 on February 1, 2019.  IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17.  Leasing activity for the Company typically involves the lease of office space.  The Company previously classified leases as either operating or finance leases.  The Company elected not to apply the requirements to short-term leases, as permitted in the Recognition exemptions.

For the fiscal year ended January 31, 2021, the Company held a twelve month rental lease for the office premises space.  The payments made under the rental contract total $87,928 (2020 - $78,558) for the fiscal year.  This amount shows on the Statement of Comprehensive Loss as Office Rent.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2022.  The payments for the rental amount to a total of $90,930 for the fiscal year.  This amount will show on the Statement of Comprehensive Loss as Office Rent.

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

4.

RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

There are no new standards issued but not yet effective as of January 31, 2021, that are expected to have a material impact to the Company's financial statements.

(a)

Adoption of IAS 1 and 8 - Presentation of financial statements

The Company adopted IAS 1 and 8 on February 1, 2020.  IAS 1 and 8 provide clarification on the definition of materiality and how it should be applied.  The amendments also align the definition of material across International Financial Reporting Standards and other publications.  There was no impact on the Company's financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

Morrison claims, Canada	2021	2020	2019

Balance, beginning and end of year	$ 4,832,500	$ 4,832,500	$ 4,832,500

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2021	2020	2019

Balance, beginning of year	$24,880,659	$24,870,119	$24,864,119

Exploration and evaluation costs
Additions
Environmental
Geological and geophysical	-	10,540	-
Scoping/Feasibility study
Sub-contracts and labour	-	-	6,000

Total Exploration and evaluation costs for the year	$-	$10,540	$6,000

Balance, end of year	$24,880,659	$24,880,659	$24,870,119

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2020	Additions for the year	Disposals for the year	Balance January 31, 2021

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(9,395)	(15,971)	-	(25,366)
Net book value	$53,238	$(15,971)	$-	$37,267

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,669)	(146)	-	(22,815)
Net book value	$728	$(146)	$-	$582

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(96,375)	(556)	-	(96,931)
Net book value	$1,245	$(556)	$-	$689

Totals	$55,211	$(16,673)	$-	$38,538

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

7.

EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

	Balance February 1, 2019	Additions for the year	Disposals for the year	Balance January 31, 2020

Automobile
Value at Cost	$67,320	$62,633	$(67,320)	$62,633
Accumulated Depreciation	(65,011)	(9,395)	65,011	(9,395)
Net book value	$2,309	$53,238	$(2,309)	$53,238

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,487)	(182)	-	(22,669)
Net book value	$910	$(182)	$-	$728

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(95,366)	(1,009)	-	(96,375)
Net book value	$2,254	$(1,009)	$-	$1,245

Totals	$5,473	$52,047	$(2,309)	$55,211

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2021, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2021, no stock options were exercised (2020 - 320,000) at an averaged exercise price of $nil (2020 - $1.00) for total proceeds of $nil (2020 - $320,000).

During the year ended January 31, 2021, no stock options were cancelled (2020 - 30,000) at an exercise price of $nil (2020 - $1.00).

During the year ended January 31, 2021, 700,000 stock options were granted (2020 - 700,000) at an exercise price of $3.00 (2020 - $3.00).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	2021		2020		2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,975,000	$ 1.47	2,625,000	$ 1.00	2,525,000	$ 1.00
Granted	700,000	$ 3.00	700,000	$ 3.00	100,000	$ 1.00
Expired	(700,000)	$ 3.00	-	-	-	-
Cancelled	-	-	(30,000)	$ 1.00	-	-
Exercised	-	-	(320,000)	$ 1.00	-	-

Outstanding, end of year	2,975,000	$ 1.47	2,975,000	$ 1.47	2,625,000	$ 1.00

Options exercisable, end of year	2,975,000	$ 1.47	2,975,000	$ 1.47	2,625,000	$ 1.00

Weighted average remaining life of outstanding options granted in years		0.58		1.35		2.52

Weighted average fair value per option granted		$ 0.32		$ 0.78		$ 0.75

The following stock options were outstanding at January 31, 2021:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

100,000	100,000	$ 1.00	February 20, 2021 (expired unexercised)
2,075,000	2,075,000	$ 1.00	July 18, 2021
700,000	700,000	$ 3.00	October 31, 2021
100,000	100,000	$ 1.00	June 26, 2023

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

8.

SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payment expense

The fair value of stock options granted and the option based payments recognized during the year ended January 31, 2021 was $221,193 (2020 – $545,662; 2019 – $75,426) which has been recorded in the statements of operations as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2021	2020	2019

Risk-free interest rate	0.24%	1.56%	1.93%
Expected life of options	1 year	1 year	5 years
Annualized volatility	98.41%	118.49%	103.17%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2021		2020		2019
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	-	-	1,575,565	$1.00	2,004,965	$ 1.07
Expired	-	-	-	-	(355,900)	$ 1.41
Exercised	-	-	(1,575,565)	$1.00	(73,500)	$ 1.00
Outstanding, end of year	-	-	-	-	1,575,565	$ 1.00

No share purchase warrants were outstanding and exercisable at January 31 2021.

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2021 does not include the nil (2020 - nil; 2019 - 1,575,565) warrants outstanding and the 2,975,000 (2020 - 2,975,000; 2019 - 2,625,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2021	2020	2019

Basic and diluted loss per common share	$ (0.04)	$ (0.06)	$ (0.02)

Weighted average number of common shares outstanding (basic and diluted)	16,766,969	16,366,052	14,824,483

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

10.

TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2021			2020			2019
	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end	Amounts paid or payable	Option based payment	Owed at year end
To a director for:
investor relations	$ 132,000	$ 221,193	$ 12,246	$ 231,000	$ 545,662	$ 16,980	$ -	$ -	$ 1,195
consulting (a)	675	-	-	900	-	-	1,125	-	-

To an officer of the company (b)	40,725	-	1,732	42,313	-	2,218	25,560	75,426	1,496

	$ 173,400	$ 221,193	$ 13,978	$ 274,213	$ 545,662	$ 19,198	$ 26,685	$ 75,426	$ 2,691

a)

fees for services which have been allocated to operating expenses as consulting fees.

b)

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

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2021	2020	2019

Remuneration or fees	$184,400	$288,713	$37,685
Option based payments (non-cash item)	221,193	545,662	75,426
Total compensation for key management personnel	$405,593	$834,375	$113,111

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2021	2020	2019

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$ -	$ -	$ -
as owing to related parties	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

12.

INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2021, 2020 and 2019:

	2021	2020	2019

Loss before income taxes	$(643,227)	$(1,061,028)	$(283,552)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(173,671)	(286,478)	(76,559)

Differences resulting from:
Option based payments	59,722	147,329	20,365
Other items	1,949	10,149	194
Increase/(decrease) in deferred tax assets not recognized	112,000	129,000	56,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2021	2020	2019
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$10,369,000	$9,955,000	$9,455,000
Mineral property interests and deferred exploration costs	5,089,000	5,089,000	5,095,000
Property and equipment	-	-	16,000

Total Unrecognized deductible and taxable temporary differences not recognized	$15,459,000	$15,044,000	$14,566,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

12.

INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 590,185
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,505
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645

Total	$ 10,369,300

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

14.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2021 and 2020, the Company’s assets are all located in Canada (Notes 5, 6 and 7).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  Cash is recognized at fair value and subsequently measured at amortized cost.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments at January 31, 2021 are Cash and cash equivalents in the amount of $1,481,302 (2020 - $1,887,924), recognized at Fair Value and subsequently measured at amortized cost.

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

As at January 31, 2021, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts owing to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2021 and 2020

15.

FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(c)

Market risk (cont’d)

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2021.

17.

EVENTS AFTER REPORTING DATE

In February 2021, the Company granted 100,000 options with an exercise period of 5 years at an exercise price of $2.00.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: June 1, 2021	Signed: /s/ “John Plourde”
John Plourde, President and CEO

