Form 20-F
period 2022-01-31
Pacific Booker Minerals Inc.
filed 2022-06-17
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Pacific Booker Minerals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

#1103 - 1166 Alberni Street, Vancouver, BC V6E 3Z3, Canada

(Address of principal executive offices)

Contact person: Ruth Swan, CFO   -    info@pacificbooker.bc.ca   -   (604) 681-8556

(Name, email address and phone number of contact person)

Commission File Number: 001-33649

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	PBMLF	None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report. 16,816,969

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.      Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eff effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting fi rm that prepared or issued its audit report.  ☐

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

Index to Exhibits on Page 99

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

The Company’s auditor for the fiscal years of 2022, 2021 and 2020 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal Years 2022, 2021 and 2020 ended January 31 were derived from the financial statements audited by MNP LLP, Chartered Professional Accounts, as indicated by its audit reports which are included elsewhere in this annual report. The data for the Fiscal Years 2019 and 2018 ended January 31 were also derived from the financial statements audited by MNP LLP but are not included herein.

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

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	1/31/22	1/31/21	1/31/20	1/31/19	1/31/18

Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($34,405)	($643)	($1,061)	($283)	($400)
Net Income (Loss) Per Share	($2.05)	($0.04)	($0.06)	($0.02)	($0.03)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	16,774	16,767	16,366	14,824	13,706
Working Capital	$1,142	$1,534	$1,955	$620	$757
Mineral Properties	Nil	$29,713	$29,713	$29,703	$29,697
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$1,293	$31,410	$31,832	$30,451	$30,586
Total Assets	$1,340	$31,443	$31,867	$30,472	$30,609

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

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/21	$ 1.25	$ 1.29	$ 1.20	$ 1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36
Year Ended 12/31/17	1.30	1.37	1.21	1.25

Three Months Ended 3/31/22	$ 1.26	$ 1.28	$ 1.25	$ 1.25
Three Months Ended 12/31/21	1.27	1.29	1.23	1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24

Three Months Ended 3/31/21	$ 1.27	$ 1.28	$ 1.24	$ 1.26
Three Months Ended 12/31/20	1.30	1.34	1.27	1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36

Three Months Ended 3/31/20	$ 1.36	$ 1.45	$ 1.30	$ 1.41
Three Months Ended 12/31/19	1.30	1.33	1.30	1.30
Three Months Ended 9/30/19	1.32	1.33	1.30	1.32
Three Months Ended 6/30/19	1.33	1.35	1.30	1.31

April 2022		$ 1.28	$ 1.25	$ 1.28
March 2022		1.28	1.25	1.27
February 2022		1.28	1.26	1.27
January 2022		1.28	1.25	1.27
December 2021		1.29	1.27	1.28
November 2021		1.28	1.24	1.28

The exchange rate was $1.28 on April 30, 2022.

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

The effects of a global pandemic, including the COVID-19 outbreak, may have a negative effect on the Company’s operations and financial condition

The World Health Organization declared the novel coronavirus COVID-19 as a pandemic in March 2020. This declaration led to numerous emergency measures being instituted in many countries, including Canada. These measures included government and business closures, stay-at-home orders, and limitations placed on work and travel. The continued outbreak of COVID-19, or any other pandemic, could materially and adversely impact the Company’s operations including mineral exploration, receipt of necessary government approvals, and regulatory compliance. It may also have a negative effect on the equity and debt markets, which may make raising additional capital more difficult or not available. The full extent of such impacts is outside the Company’s control and may have a significant negative effect on the Company’s operations and financial condition.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2022, the end of the Company’s most recent fiscal year, the Company had a deficit of $74,926,656. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,622 square feet and is currently $7,864 per month. The lease is in effect until January 31, 2023. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”. The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2022, the end of the most recent fiscal year, there were 16,816,969 common shares issued and outstanding.

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

On February 7, 2022, the Company was informed by British Columbia that George Heyman, Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation, had decided to deny the Company an Environmental Assessment Certificate (“EAC”) which would permit construction of the proposed mine at the Morrison Project. However, the Company has been advised that the Environmental Assessment Act allows the Company to submit another proposal based on a new project design in the future. The Company is currently investigating ways to improve the project in relation to the perceived environmental impact and will be consulting with the technical individuals and firms that assisted with the preparation of the original design plan.

Business Overview

All of the Company’s mineral operations are located in Canada. The Company and all of its properties are at the exploration stage. Currently, the Company is evaluating improvements to the project design to submit a revised Environmental Assessment to the British Columbia Government under the EAC review process. The Company intends to continue to proceed with development of a mine at Morrison once the required permits are received.

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

Morrison Project

The Morrison Project is a copper/gold exploration project and, including the adjacent Hearne Hill project, covers an area of approximately 65 square kilometers in British Columbia, Canada. Morrison is subject to a purchase agreement between the Company and Glencore where the Company can acquire a 100% interest in the Morrison property. Under the acquisition agreement, the Company has made all the required cash payments to Glencore (previously Falconbridge) and is only required to issue Glencore 250,000 additional common shares upon commencement of commercial production.

The project is currently at the exploration stage. In February 2022, the Company was informed that, - following a decision by George Heyman, British Columbia’s Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation, an Environmental Assessment Certificate (EAC) would not be issued by the Government of British Columbia for the construction of a mine at the Morrison Project. The Company may, however, submit an application for a new EAC and is currently studying ways to improve the project in relation to the perceived environmental impact.

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

Mineral Claims and Land Title

The Morrison Property is represented by the Erin #1 mineral claim which is covered under the Mineral Tenure Act of British Columbia (“Mineral Tenure Act”). The Company is acquiring the Morrison Property from Falconbridge Ltd, and has completed all the required cash payments under the agreement and must issue an additional 250,000 common shares to Falconbridge upon commencement of commercial production. The Claim is 500 hectares in size is in good standing until November 19, 2022.

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

Under the Mineral Tenure Act, claim holders may apply for additional 20 year terms as long as the extension is required for mining purposes. Annual rental fees payable to British Columbia is $20 per hectare.

Under the purchase agreement with Noranda (now Glencore) dated April 19, 2004, Noranda indicated that to the best of its knowledge, there is no claim or challenge to its ownership or title to the mineral claims by any other party. A copy of that agreement was filed as an exhibit to the Company’s 20-F Registration Statement.

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

In April 2004, the Company announced that it had signed a new purchase agreement with Noranda Inc. (now Glencore) regarding the Morrison Property which would replace the original agreement signed in

October 1997 as described above.  Under the agreement, the Company would acquire a 100% interest in the project from Noranda in exchange for the payment of $3,500,000 cash and issuance of 250,000 common shares and 250,000 common share purchase warrants under the following schedule:

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

•Wardrop Engineering Inc – to complete the Feasibility Study.

•Geo-Sim Services Inc – to update the NI43-101 compliant Resource Estimate.

•Nilsson Mine Services – to update the Open Pit Optimization and schedule.

•Rescan Environmental Services Ltd. – to complete the Environmental Assessment.

•SGS Canada Inc. – to complete the grinding and floatation test work and circuit design.

•Klohn Crippen Burger Ltd. – to complete the Geotechnical Engineering and Design for tailings and waste rock management, surface water management and infrastructure foundation design.

During fiscal 2007, work on the project included:

•Commenced work on the Open Pit Optimization. This work includes mine plan, resource reserves, mill size, equipment requirements, equipment costs, and haulage costs.

•Feasibility level Open Pit Geo-technical investigations, to provide the geo-technical information required for the feasibility level open pit slope design;

•Feasibility level Open Pit Slope Design, to determine the steepest practical slope angles for the open pit mine;

•Waste Management Site and Plant Site Geo-technical Investigations, to provide geo-technical information for the design of the Waste Management Facility and the proposed plant.

•Completed a waste management site alternative study.

•Geo-chemical analysis of geologic samples for Acid Base Accounting and assaying of samples for molybdenum.

•Commenced with metallurgical (grindability) testing.

•Additional Environmental Baseline Studies.

•Continued to develop the Decommissioning, Reclamation, and Closure Plan.

•Continued work to complete an NI 43-101 compliant Resource Estimate.

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

The EAO’s January 24, 2014 letter outlines the key conclusions of the December 9, 2013 decision of the British Columbia Supreme Court in Pacific Booker Minerals Inc. v. British Columbia (Environment), 2013 BCSC 2258. The important elements that apply to the Company in addressing the concerns underlying the negative recommendation include:

•The rejection “failed to comport with the requirements of procedural fairness”;

•Pacific Booker should not have been prevented from “learning at least the substance of the recommendations”;

•Stipulated that: On the reconsideration, Pacific Booker and the interveners will be entitled to be provided with the Executive Director’s recommendations, if any, to the Ministers, and will be entitled to provide a written response to the recommendations.

The EAO letter also outlines the substance of the key concerns underlying the negative recommendation, which are summarized as follows:

1.“The project design provides for end-stage mitigation rather than up-front prevention of metal leaching and acid rock drainage.”

2.“The project design is based on the unproven assumption that effluent to be discharged directly into Morrison Lake would be diffused by the behaviour of the Lake.”

3.“Provincial technical reviewers expressed significant concerns about whether the proposed measure (geomembrane liner of the 5 km2) would work as modeled.”

4.“The project has the potential to result in significant long-term financial and environmental liabilities”. These aspects relate to the size of the reclamation bond and the proximity to valued fish resources.

5.“The project was opposed by Gitxsan and Gitanyow Nations and Lake Babine Nation”.

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

Fiscal 2022 Work

The Company continued its efforts to acquire the Environmental Assessment Certificate as required for the project.

On February 11, 2021, EAO wrote to PBM and stated that the EAO had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking PBM’s views on the following options.  The EAO advised PBM that they will also be seeking the views from Indigenous nations and other affected parties regarding these potential options and will consider all input received.  The potential options are:  1) Amending the Order to add defined timelines to complete key milestones in the further assessment process (such as for PBM to provide a draft SAIR acceptable to the Chief Executive Assessment Officer for review or for the completion of the further assessment process) or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  After hearing the views on the potential options, the EAO will prepare the necessary materials to bring forward these options to Ministers for their consideration.  The EAO requested PBM’s response by March 11, 2021.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/604a6046887eda0022fcdd62/download/369037-Plourde-FINAL.pdf.  On March 11th, PBM responded to the EAO and stated a preference for Option 2.  PBM has been advised that the views from the other affected parties have been provided to the EAO.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/60c7bd5d1260100023babd02/download/Letter-from-PBM-March%2011%202021-signed.pdf)

On March 10th, PBM made the submission to the Chief Gold Commissioner in regards to the mining lease extension.  PBM detailed our opinion on the reasons for the lack of progress made on the "Further Assessment" order and provided documentation in support of those statements.  PBM has received the decision from the Chief Gold Commissioner.  His decision was that PBM presently does not require a mining lease to engage in mining activity on the mining lease, as it has no authority to do so, and no obvious near-term prospect of obtaining any such authority and has decided not to renew the term of the lease.  He allowed PBM to register new mineral tenure on the area of the lease. On May 19th, PBM registered a new mineral tenure on the area of the lease and the claim is in good standing until May 2022.

On April 13th, PBM received an email from EAO that stated that they will be developing an information package to go to Ministers with the two options suggested and the responses from the parties they have received.  The EAO also advised that they would be providing PBM with an opportunity to comment on the information package prior to sending to Ministers.  The letters from the First Nations (dated March 23 to April 12, 2021) can be seen at:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents

On June 16th, the EAO posted 14 additional correspondence items between PBM and the EAO/Ministers dated between April 5, 2016 and November 16, 2020.

On June 17th, PBM received the EAO-prepared draft of the report to bring the options to Ministers for their consideration and requested feedback on that draft by July 19th.

On July 19th, PBM submitted our second letter (and a supporting document) to the EAO in response to the draft report and the now 3 options proposed by the EAO.  The third option  added by the EAO was to continue with the status quo.  These documents have been posted on the EPIC site at the following links:

https://www.projects.eao.gov.bc.ca/api/document/60ff28e9d686e20022c848ee/fetch/PBM_Letter-EAO-July 2021-final.pdf

https://projects.eao.gov.bc.ca/api/public/document/60ff2973d686e20022c84904/download/PBM_EAO%202021-background-July%202021.pdf

The responses from the First Nations have been posted on the EPIC site (July 7 & 8, 2021) at:  https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents.

An email in response from the LBN has been posted (July 26) on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/60ff2b3a4666f200229ba3c6/download/LBN%20Response%20Email.pdf

On August 17th, the EAO sent the next draft of their document to PBM and the First Nations and asked for any comments by August 31st.  On August 31st, PBM forwarded our revisions to their words and our comments in response to statements made in the document.

On October 12th, PBM announced that Kent Zehr, Registered Professional Engineer, has agreed to provide services for a 3-month period to research and prepare a report on the work necessary to prepare for the construction phase of the Morrison mine project.  Mr. Zehr has worked in the industry for over 50 years and has performed many duties during his career.  He has worked for Iron Ore Company of Canada, McIntyre Mines Ltd, Syncrude Canada Ltd, Advocate Mines Ltd, Suncor Energy Inc, Imperial Oil Resource Venture Ltd and others.

PBM received the final draft of the EAO document as an "FYI" by email on October 18, 2021.  It has been posted on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/61aa79ea361161002231d4fb/download/Morrison_ChangetoFurtherAssessment_2211103_FINAL.pdf

On October 27th, 2021 the EAO advised PBM that the balance of the materials would be posted on the EPIC site once a decision was made by the Ministers.  They confirmed that an email would be sent to all parties when the materials were referred to Ministers, planned to be the first week of November.

PBM has extended the "good to date" on the mineral tenures that were subject to expiry in September and October.  Those claims are now in good standing until May 2022.

On November 8th, PBM was advised that the materials regarding the further assessment order were sent to the Ministers.  This decision was in regard to the options offered by the EAO.  PBM was advised that there was no legislated timeline for this decision.  Once the Ministers reached a decision, the EAO would post the related materials to the Morrison project page and advise PBM of the decision.

On November 9th, PBM announced that the materials regarding the further assessment order had been sent to the Ministers for decision.  The correspondence can be found at:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents

On December 2nd, the Minister's decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment)

issued in July 2015 under the Environmental Assessment Act (2002).

The order can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa7c7c361161002231d54d/download/Morrison_Order%20Further%20Assessment_MGH%20Signed_MBRsig_20211202.pdf

The reasons for decision can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/download/Morrison%20Reasons%20for%20Decision%20of%20the%20Ministers%20-%20MGH%20signed_MBRsig20211202.pdf

On December 3rd, PBM was advised that the decision to rescind the Section 17(3)(c)(iii) Order had been made and the documents were posted on the EPIC site.  The EAO provided the referral materials to Ministers for their decision on whether or not to issue an Environmental Assessment Certificate.  The letter from the EAO also stated that "to ensure administrative and procedural fairness of the decision, the referral materials will be limited to: materials that were provided to the then-Ministers as part of the previous 2015 decision; the 2015 Ministers’ reasons for decision that led to the Further Assessment Order, and; a covering memo listing the materials within.  The EAO would not be providing a new recommendation to the Ministers.

On December 17, 2021, the EAO has referred the unmodified 2015 decision materials, including PBMs’ Application for an Environmental Assessment Certificate, to the Minister of Environment and Climate Change Strategy and the Minister of Energy, Mines and Low Carbon Innovation for a decision.  In accordance with the Environmental Assessment Act (2002), Ministers have up to 45 days to decide whether to issue a certificate, not issue a certificate, or require further assessment.  Referral materials and the Ministers' decision will be posted on the EAO website following the Ministers' decision.

Current and Anticipated Fiscal 2023 Work

On February 7th, the decision by George Heyman, Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation was posted on the EPIC site stating that an EAC will not be issued for the Morrison Project.  The accompanying letter from the Ministers has advised PBM that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.

At approximately 1pm on February 7th, PBM was contacted by the EAO by phone and advised that the decision would be posted after 2pm.  PBM was not advised of the content of the decision before it was posted publicly.  The Lake Babine Nation was prepared and issued their news release promptly.  Some of the media coverage of the decision stated again that "Morrison Lake produces the second-largest number of sockeye salmon in BC and is at the headwaters of the Skeena River".  Neither of those statements is correct.  Verna Power who holds the Natural Resources Portfolio for the Lake Babine Nation was quoted as saying that the Morrison project is "finally dead".  But according to the letter signed by the Minister, the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.  PBM is currently investigating the possibility of submitting another proposal to the EAO.  PBM has relied on the statements of our qualified independent professionals, including Harvey McLeod, FEC, P.Eng., P.Geo., a Principal of KCB, who has stated the opinion that the project has been designed using Best Available Practices and can be safely constructed, operated and closed to protect the environment.  The challenge going forward for PBM will be to address the First Nations concerns in regards to the projects' impact on Babine Lake and the Skeena River.

PBM has reached out to the Ministers for a meeting and has also contacted Dominique Nouvet (LBN legal professional) to discuss the issues.

The response from the Ministers was made by on March 17th by Elenore Arend, Associate Deputy Minister and Chief Executive Assessment Officer, EAO.  Her recommendation was to contact Tracy James, Executive Project Director for the Metal Mining Sector at the Environmental Assessment Office, to discuss the potential to start a new Environmental Assessment process.

The Company intended to submit a description of the Project to the Federal authority in accordance with the requirements of the Impact Assessment Act, as soon as possible and intended on referencing the relevant information gathered for the EA to inform any process steps under the IAA.  The preparation of the document is currently on hold.

PBM is currently investigating ways to improve the project in relation to the perceived environmental impact and will be consulting with the technical individuals and firms that assisted with the preparation of the original design plan.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2023 will be CDN$400,000.

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

1)$60,000 in total option payments;

2)$100,000 in royalty payments per year;

3)Issuance of 40,000 common shares in 4 tranches of 10,000 shares each as certain milestones were met.

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

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2022 and 2021.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.27 as of January 31, 2022.

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

The Company does not anticipate any significant impacts in the short term. Currently, the Company has sufficient cash to meet its budgeted fiscal 2023 obligations and is not currently subject to risks of commodity or currency price changes.  At this time, the extent of the long term impact that COVID-19 may have on the Company is unknown as this will depend on future events and what work will be required to advance the project, which is largely dependent upon the Provincial and Federal authorities.

All of the Company’s operations are located in British Columbia and as of April 30, 2022, are no longer subject to the work and travel restrictions imposed by the Provincial Government which were in effect during calendar 2020 and 2021.

Results of Operations

Year Ended 1/31/2022 vs. Year Ended 1/31/2021

The net loss for the year ended January 31, 2022 was ($34,405,463), or ($2.05) per share, compared to a loss of ($643,227), or ($0.04) per share for the year ended January 31, 2021.  The increased loss in the current year included an allowance for impairment on the Morrison project in the amount of $29,836,916.  The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($4,138,604) compared to ($221,193) in the prior year, with the increase due to the increased fair value calculation of the option price; an increase in Consulting Fees from ($675) to ($900), reflecting fees paid to Victor Eng for activities not related to the Morrison project;  a decrease in Depreciation from ($16,673) to ($11,604) reflecting the depreciation on the declining balance of the truck; a decrease in Director Fees from ($11,000) to ($10,000), reflecting reduced attendance by directors; an increase in Filing and Transfer agent fees from ($24,715) to ($25,062), reflecting an increase in costs for services provided; a decrease in the loss in Foreign exchange to ($1,520) compared to ($9,656) loss in the prior year; a decrease in Office and miscellaneous from ($11,159) to ($9,280), reflecting a reduced cost for insurance; a decrease in Office Rent to ($91,917) from ($92,250) reflecting a recovery of operating costs on the lease for the prior period offset by an increase in the rental rate in the newer lease; an increase in Professional fees to ($95,434) compared to ($84,572) in the prior year, with the increase due to a higher audit fee; an increase in Shareholder information and promotion costs of ($41,987) compared to ($20,351) in the prior year, with the increase mostly due to the write off of a prepaid amount related to repairs made at the hotel in Granisle which are not likely to be received in cash or kind by PBM; an increase in Telephone to ($5,045) from ($4,888) in the prior year; a decrease in Travel costs to ($6,184) from ($14,886), reflecting a decrease in activity related to the COVID travel restrictions; and a decrease in Wages and Benefits to ($nil) from ($199) reflecting a reduction in WCB cost.

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

(a)Foreign currency translation

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

(b)Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)Mineral property interests and Exploration and evaluation assets

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

(d)Impairment

(i)Financial assets

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

(ii)Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•Exploration rights have / will expire in the near future;

•No future substantive exploration expenditures are budgeted;

•No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale. If any such indication exists, then the asset’s recoverable amount is estimated.

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

(e)Restoration and close down provision

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

The Company has determined that it has no additional restoration obligations as at January 31, 2022.

(f)Equipment, vehicles and furniture

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

(g)Option based payments

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

(h)Private Placement Unit Offerings

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

(i)Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2022 does not include the nil (2021 – nil) warrants outstanding and the 3,075,000 (2021 – 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

(j)Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)Current tax

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

(ii)Deferred tax

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

Deferred tax liabilities:

•are generally recognized for all taxable temporary differences;

•are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(k)Financial Instruments

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

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•Level 3 – Inputs that are not based on observable market data.

(l)Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

(m)Leases

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

For the fiscal year ended January 31, 2022, the Company held a twelve month rental lease for the office premises space.  The payments made under the rental contract total $90,944 (2021 - $87,928) for the fiscal year.  This amount is included in the Office Rent total on the Statement of Comprehensive Loss. A new 12 month rental agreement for the office space has been signed for the fiscal year ending January 31,

2023.  The payments for the rental amount to a total of $94,371 for the fiscal year.  This amount is included in the Office Rent total on the Statement of Comprehensive Loss.

(n)Provisions

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

(o)Finance costs

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

There are no new standards issued but not yet effective as of January 31, 2022, that are expected to have a material impact to the Company's financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2022, the end of the most recent fiscal year, was $1,142,219.  Subsequent to the year end through May 31, 2022, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants.  The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2022 unless the Company begins the planning and or construction phase of the Morrison project.  Budgeted amounts of $400,000 for the ongoing work on the Morrison project and fiscal 2023’s estimated General and Administrative expenses of $500,000 (of which approximately $8,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2023, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2024 when the Company proceeds with the next phase in the Morrison project. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2018	Private Placement	1,015,502	$ 0.50	$507,751
	Private Placement	560,063	$ 0.80	$448,050

2019	None	Nil	Nil	Nil

2020	None	Nil	Nil	Nil

2021	None	Nil	Nil	Nil

2022	Option exercise	50,000	$ 3.00	$150,000

Year Ended January 31, 2022

The Company’s Working Capital as of January 31, 2022 was $1,142,219.  During the year, Operating Activities used cash of ($335,363).  In addition to the fiscal year’s net loss of ($34,405,463), other non-cash charges included Impairment Allowances of ($29,836,916) from the impairment of the Morrison Property due to the decision by the British Columbia Ministry of Environment to not grant the Environmental Assessment Certificate; Share-based payments expense of ($4,138,604) and Amortization of ($11,604).  Changes in non-cash working capital items included an increase in Receivables of $1,105, decrease in Prepaids and Deposits of $70,554, increase in amounts owing to related parties of ($490), and increase in Accounts Payable and Accrued Liabilities of $13,037.  Investing Activities used cash of ($123,546) for Deferred Exploration. Financing Activities provided cash of $150,000, with the entire amount from the Issuance of Capital Stock.

During the year, the Company issued 50,000 common shares pursuant to exercise of options for proceeds of $150,000.

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

Year Ended January 31, 2020

The Company’s Working Capital as of January 31, 2020 was $1,954,676.  During the year, Operating Activities used cash of ($501,284).  In addition to the fiscal year’s net loss of ($1,061,028), other non-cash charges included Share-based payments expense of ($545,662) and Amortization of ($10,586).  Changes in non-cash working capital items included increase in Receivables of ($641), increase in Prepaids and Deposits of $10,646, increase in amounts owing to related parties of ($16,507), and decrease in Accounts Payable and Accrued Liabilities of $1,724).  Investing Activities used cash of ($70,864), which included cash used for Deferred Exploration of ($10,540), gained from the Disposal of equipment, vehicles or furniture of $2,309 and purchase of Equipment, Vehicles or Furniture of ($62,633). Financing Activities provided cash of $1,895,565, with the entire amount from the Issuance of Capital Stock.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2022 and 2021.  The value of the Canadian Dollar in relationship to the US Dollar was $1.27 as of January 31, 2022.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

Under the Agreement with Noranda (now Glencore) dated April 19, 2004, the Company is obligated to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Glencore on or before commencement of commercial production. If at the time of issuance the Company’s common share price is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the value of the 250,000 common shares issued. This amount is figured by the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

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

Tabular Disclosure of Contractual Obligations

The Company currently owns a 100% interest in the Morrison Property. The Company’s remaining contractual obligation to Glencore is to issue 250,000 common shares at a minimum fair-value of $1,000,000 to Glencore on or before commencement of commercial production as discussed under “Off-balance Sheet Arrangement” above.

The Company leases its Vancouver office, which runs through January 31, 2023.

Table No. 5

Contractual Obligations

As of February 1, 2022

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$94,371	$94,371	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of May 17, 2022 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  At the Annual General Meeting of Shareholders held on July 8, 2021, all the Directors were re-elected for the next year.  All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	66	June 24, 2005
Victor Eng	62	July 22, 2015
John J. Plourde	78	December 30, 1999
Dr. Dennis Simmons	70	November 29, 2006
Erik Tornquist	74	June 24, 2005
William F. Webster	78	June 24, 2005

Table No. 7 lists, as of  May 17, 2022, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	78	December 16, 2013

Ruth Swan	Chief Financial Officer	65	April 20, 2006

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

At the Company’s Annual General Meeting of Shareholder’s held on July 8, 2021, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2021 (the “Plan”).  The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers.  The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2022 2021 2020	None None None	325,000 0 0	$2,500 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2022 2021 2020	None None None	1,085,000 700,000 700,000	None None None	$132,000 (1) $132,000 (1) $231,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2022 2021 2020	None None None	230,000 0 0	N/A N/A N/A	$ 39,225 (2) $ 40,725 (2) $ 42,313 (2)

William Deeks* Former Director	2022 2021 2020	None None None	275,000 0 0	$3,000 $2,500 $4,000	None None None

Victor Eng Director	2022 2021 2020	None None None	100,000 0 0	None None None	$ 5,400 (3) $ 675 (3) $ 900 (3)

Dr. Dennis Simmons, Director	2022 2021 2020	None None None	375,000 0 0	$1,500 $3,000 $4,000	None None None

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Erik Tornquist, Director	2022 2021 2020	None None None	385,000 0 0	None None None	None None None

William Webster, Director	2022 2021 2020	None None None	50,000 0 0	$3,000 $3,000 $4,000	None None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to the Morrison project and consulting services related to overhead activities.
*	William Deeks passed away and ceased to be a director on March 2, 2022

No funds were set aside or accrued by the Company during Fiscal 2022 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 17, 2022, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%
Common	Ruth Swan (2)	355,108	2.07%
Common	Gregory Anderson (3)	330,029	1.93%
Common	Victor Eng (4)	154,765	0.91%
Common	Dennis Simmons (5)	715,619	4.16%
Common	Erik Tornquist (6)	500,060	2.91%
Common	William Webster	330,860	1.97%

	Total Directors/Officers	3,927,320	20.23%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.
(2)	Of these shares, 330,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 100,000 represent currently exercisable share purchase options.
(5)	Of these shares, 375,000 represent currently exercisable share purchase options.
(6)	Of these shares, 385,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 17, 2022 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 5 committees. These are the Audit and Finance Committee, the Corporate Governance Committee, the Disclosure Committee, the Compensation Committee and the Independent Directors Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the CFO as established by management and the Board. The Committee is required to approve the financial reports quarterly and to meet once per year and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Gregory Anderson, Dennis Simmons, and William Webster.  Former member William Deeks passed away in March 2022.

The Corporate Governance Committee identifies individuals qualified to become board members, recommend director nominees for each annual meeting, recommend to the Board a set of corporate governance standards in the conduct and the business and affairs of the Company, and develop and oversee the annual Board and Board Committee evaluation process. The Committee shall consist of at least 2 Directors, and currently consists of Dennis Simmons, and William Webster.  Former member William Deeks passed away in March 2022 and a new director will be added to the committee after the Annual General Meeting (AGM) scheduled to be held on July 28, 2022.

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

The Compensation Committee recommends and reviews the amount of compensation paid to management and directors. The Committee also administers the equity compensation plans and proposes the granting of incentive stock options for review and approval by the Board. The Committee prepares the report on annual compensation for the proxy statement and any other report required by law. The Compensation Committee currently consists of Dennis Simmons, and William Webster.  Former member William Deeks passed away in March 2022 and a new director will be added to the committee after the AGM.

The Independent Directors Committee has the responsibility for reviewing the activities and conduct of management directors and other committees; issuing recommendations to management in regards to matters of concern on behalf of the shareholders and performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation The Independent Directors Committee currently consists of Dennis Simmons, and William Webster. Former member William Deeks passed away in March 2022 and a new director will be added to the committee after the AGM.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 17, 2022, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 17, 2022 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2022 (2021 - $132,000, 2020 - $231,000) for Investor Relations activities.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of MNP LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2022.

Item 9.  Offer and Listing of Securities

As of January 31, 2022, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,816,969 common shares issued and outstanding as of May 17, 2022.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada. Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2022, the shareholders' list for the Company's common shares showed 103 registered shareholders, including depositories, and 16,816,969 shares issued and outstanding.  Of the total shareholders, 65 are resident in Canada holding 12,334,428 common shares representing 73.35% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,482,541, or 26.65% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11a

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2022	$ 1.00	$ 0.56	$ 0.99
March 2022	0.90	0.53	0.56
February 2022	4.15	0.82	0.89
January 2022	4.99	3.30	4.00
December 2021	4.08	2.19	4.00
November 2021	2.60	2.21	2.35

Three Months Ended 4/30/22	$ 4.15	$ 0.53	$ 0.99
Three Months Ended 1/31/22	4.99	2.19	4.00
Three Months Ended 10/31/21	2.75	2.12	2.30
Three Months Ended 7/31/21	3.75	1.75	2.40

Three Months Ended 4/30/21	$ 2.47	$ 1.73	$ 2.00
Three Months Ended 1/31/21	2.50	1.33	2.17
Three Months Ended 10/31/20	2.30	1.34	1.59
Three Months Ended 7/31/20	2.60	1.50	2.41

Three Months Ended 4/30/20	$ 2.39	$ 1.12	$ 1.60
Three Months Ended 1/31/20	2.87	1.42	2.03
Three Months Ended 10/31/19	3.33	1.45	2.36
Three Months Ended 7/31/19	4.10	1.23	1.57

Three Months Ended 4/30/19	$ 3.00	$ 1.21	$ 3.00
Three Months Ended 1/31/19	1.50	0.72	1.41
Three Months Ended 10/31/18	1.07	0.65	0.77
Three Months Ended 7/31/18	1.22	0.77	1.06

Fiscal Year Ended 1/31/22	$ 4.99	$ 1.73	$ 4.00
Fiscal Year Ended 1/31/21	2.60	1.12	2.17
Fiscal Year Ended 1/31/20	4.10	1.21	2.03
Fiscal Year Ended 1/31/19	1.50	0.65	1.41
Fiscal Year Ended 1/31/18	1.44	0.42	1.25

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

Table No. 12 lists, as of May 17, 2022, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued pursuant to a private placement or to the exercise of warrants in Fiscal 2022, ended January 31, 2022.

During Fiscal 2022, ended January 31, 2022, the Company issued 50,000 common shares pursuant to exercise of options for total proceeds of $150,000.

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

No common shares were issued pursuant to a private placement or for the exercise of stock options in Fiscal 2020.

Shares Not Representing Capital

-No Disclosure Necessary-

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange (the “Exchange”).

At the Company’s Annual General Meeting held on July 8, 2021, Shareholders approved a new Stock Option Plan dated 2021 (“The Plan”).  Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,353,393 common shares.  The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan.  The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 17, 2022, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, Director, former President and CEO	325,000	325,000	$ 3.00	August 17, 2026

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 3.00	November 1, 2022 August 17, 2026

Ruth Swan, Chief Financial Officer	130,000 100,000 100,000	130,000 100,000 100,000	$ 3.00 $ 1.00 $ 2.00	August 17, 2026 June 26, 2023 February 23, 2026

William Deeks, former Director	275,000	275,000	$ 3.00	March 2, 2023

Victor Eng, Director	100,000	100,000	$ 3.00	August 17, 2026

Dennis Simmons, Director	375,000	375,000	$ 3.00	August 17, 2026

Erik Tornquist, Director	385,000	385,000	$ 3.00	August 17, 2026

William Webster, Director	Nil	Nil	N/A	N/A

Total Officers and Directors (8 persons)	2,875,000
Total Employees and Consultants (1 person)	200,000
Total Officers/Directors/Employees And Consultants	3,075,000

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

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration (now Glencore) dated October 22, 1997.

2.Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.

3.Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

4.Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.Agreement between the Company and Noranda (Now Glencore) on the Morrison Property dated April 19, 2004.

7.2021 Stock Option Incentive Plan dated July 8, 2021.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2021 Stock Option Plan, which has been filed as an exhibit to this Annual Report.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2022.

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

Item 16C.  Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2022, 2021, and 2020.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2022	Fiscal Year Ended January 31, 2021	Fiscal Year Ended January 31, 2020

Audit Fees	$ 30,000	$ 18,000	$ 15,000
Audit Related Fees	1,260	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 31,260	$ 18,000	$ 15,000

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

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2022 and 2021.

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1930)

Balance Sheets at January 31, 2022 and January 31, 2021

Statements of Operations for the years ended January 31, 2022, 2021, and 2020.

Statements of Cash Flows for the years ended January 31, 2022, 2021, and 2020.

Notes to Financial Statements

(B) Index to Exhibits:

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2.	Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3.	Voting Trust Agreements – N/A
4.	Material Contracts (All previously filed)
1.	Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration (now Glencore) dated October 22, 1997.
2.	Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.
3.	Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.
4.	Agreement between the Company and John Paul Stevenson dated November 23, 1998.
5.	Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.
6.	Agreement between the Company and Noranda (now Glencore) on the Morrison Property dated April 19, 2004.
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other documents Copy of 2021 Stock Option Plan
12.	Certifications

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

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2022

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	3
Independent Auditors’ Report	4
Statements of Financial Position	6
Statements of Comprehensive Loss	7
Statements of Changes in Equity	8
Statements of Cash Flows	9
Notes to the Financial Statements	10 to 30

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

May 31, 2022

    "John Plourde"     "Ruth Swan"

Chief Executive OfficerChief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Pacific Booker Minerals Inc. (the Company) as of January 31, 2022 and 2021, and the related statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended January 31, 2022, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the financial statements, the Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the  financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Impairment of Mineral Property Interests and Exploration and Evaluation Assets

Description of the matter

As described in note 2 (f) (iii) to the financial statements, at the end of each reporting period, the Company assesses mineral property interests and exploration and evaluation assets to determine whether any indication of impairment exists. During the year, the Company assessed whether any indication of impairment existed for the Morrison copper/gold mineral property (“Morrison mine project”) by evaluating, among other items whether there were significant changes to the carrying value of the mining property as the Environmental Assessment Certificate (“EAC”) was not granted by Ministry of Environment to apply for mining permit. An impairment loss is recognized for the amount by which the carrying amount of Morrison mine project exceeds its recoverable amount. The recoverable amount is the greater of its value-in-use and its fair value less costs of disposal. As described in note 5 and note 6 to the financial statements, management recognized impairment losses of $4,832,500 on the mineral property interests and $25,004,416 on the exploration and evaluation assets of Morrison mine project, effectively impairing all of its mineral interests and exploration and evaluation assets for the year ended January 31, 2022.

We considered this a critical audit matter due to the estimates made by management in determining the recoverable amount of the Morrison mine project. We assessed the estimates as having a high degree of subjectivity and therefore ensured sufficient audit effort was performed to test the related key assumptions.

How we addressed the Critical Audit matter in the Audit

To test the impairment losses on the mineral property interests and exploration and evaluation assets, we performed audit procedures which included:

•Discussions with management to obtain an understanding of the status of the regulatory approvals in respect of the Morrison mine project, proposed changes to the initial project plan to meet the environment assessment order and management’s intentions to pursue the project in the future.

•Evaluating how management determined the recoverable amounts of the mineral interests and exploration and evaluation assets.

Going concern

Description of the matter

As described in note 2 (b) to the financial statements, the Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit. These conditions indicate the existence of a material uncertainty that that raises substantial doubt on the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

We identified the Company’s ability to continue as a going concern as a critical audit matter because auditing the Company’s going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of management’s forecasted cash flows used in the Company’s going concern analysis.

This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

How we addressed the Critical Audit matter in the Audit

To test management’s assessment of the Company’s ability to continue as a going concern, we performed audit procedures which included:

•Discussions with management whether there is substantial doubt regarding the entity’s ability to continue as a going concern.

•Discussions with management and evaluating management’s forecasted cash flows included in the going concern assessment.

•Reviewing related financial statement note disclosures prepared by management to ensure adequate disclosure.

MNP LLP

Chartered Professional Accountants

Vancouver, Canada

May 31, 2022

We have served as the Company’s auditor since 2010.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2022 AND 2021

STATEMENTS OF FINANCIAL POSITION

	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$1,172,393	$1,481,302
Receivables	3,072	1,967
Prepaid expenses and deposits	13,572	84,126

	1,189,037	1,567,395

Mineral property interests (Note 2(c) & 5)	-	4,832,500
Exploration and evaluation assets (Note 2(c) & 6)	-	24,880,659
Equipment, vehicles and furniture (Note 7)	26,934	38,538
Reclamation deposits	123,600	123,600

Total assets	$1,339,571	$31,442,692

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$32,350	$19,102
Amounts owing to related parties (Note 10)	14,468	13,978

	46,818	33,080

Shareholders' equity
Share Capital (Note 8)	54,452,511	54,223,481
Contributed surplus (Note 8)	21,766,898	17,707,324
Deficit	(74,926,656)	(40,521,193)

	1,292,753	31,409,612

Total liabilities and shareholders’ equity	$1,339,571	$31,442,692

Going concern:  Note 2(b)

Commitment:  Note 13

Subsequent Event:  Note 17

Approved by the Board of Directors and authorized for issue on May 31, 2022:

"Gregory Anderson"	"John Plourde"
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022, 2021 AND 2020

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	2022	2021	2020

OPERATING EXPENSES
Consulting fees – related party (Note 10)	$900	$675	$900
Consulting fees - Option based payments (Note 8 & 10)	459,995	-	-
Depreciation	11,604	16,673	10,586
Directors fees	10,000	11,000	14,500
Directors fees - Option based payments (Note 8 & 10)	2,228,650	-	-
Filing and transfer agent fees	25,062	24,715	28,225
Foreign exchange (gain)loss	1,520	9,656	(557)
Finance income	(990)	(990)	(1,045)
Gain on disposal of fixed asset	-	-	(6,491)
Investor relations – related party (Note 10)	132,000	132,000	231,000
Investor relations - Option based payments (Note 8 & 10)	1,094,123	221,193	545,662
Office and miscellaneous	9,280	11,159	16,070
Office rent	91,917	92,250	83,670
Professional fees (Note 10)	95,434	84,572	61,929
Professional fees - Option based payments (Note 8 & 10)	355,836	-	-
Shareholder information and promotion	41,987	20,351	52,414
Telephone	5,045	4,888	4,976
Travel	6,184	14,886	18,339
Wages and benefits	-	199	850
Impairment allowance-mineral interests (Note 2(c))	4,832,500	-	-
Impairment allowance-deferred E&E costs (Note 2(c))	25,004,416	-	-

Loss from operations	(34,405,463)	(643,227)	(1,061,028)

Income tax expense (Note 12)	-	-	-

Net loss and comprehensive loss for the year	$(34,405,463)	$(643,227)	$(1,061,028)

Weighted average number of common shares outstanding (basic and diluted)	16,773,544	16,766,969	13,366,052

Basic and diluted loss per share (Note 9)	$(2.05)	$(0.04)	$(0.06)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2022, 2021 AND 2020

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2019	14,871,404	$52,068,605	$17,199,780	$(38,816,938)	$30,451,447
Warrants exercised	1,575,565	1,575,565	-	-	1,575,565
Options exercised	320,000	320,000	-	-	320,000
Option based payments reclassified	-	259,311	(259,311)	-	-
Option based payments	-	-	545,662	-	545,662
Net loss for the year	-	-	-	(1,061,028)	(1,061,028)

Balance, January 31, 2020	16,766,969	$54,223,481	$17,486,131	$(39,877,966)	$31,831,646
Option based payments	-	-	221,193	-	221,193
Net loss for the year	-	-	-	(643,227)	(643,227)

Balance, January 31, 2021	16,766,969	$54,223,481	$17,707,324	$(40,521,193)	$31,409,612
Options exercised	50,000	150,000	-	-	150,000
Option based payments reclassified	-	79,030	(79,030)	-	-
Option based payments	-		4,138,604	-	4,138,604
Net loss for the year	-	-	-	(34,405,463)	(34,405,463)

Balance, January 31, 2022	16,816,969	$54,452,511	$21,766,898	$(74,926,656)	$1,292,753

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022, 2021 AND 2020

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(34,405,463)	$(643,227)	$(1,061,028)
Items not affecting cash:
Depreciation	11,604	16,673	10,586
Option based payments	4,138,604	221,193	545,662
Impairment allowances	29,836,916	-	-

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(1,105)	540	(641)
(Increase)/decrease in prepaids and deposits	70,554	756	(10,646)
Increase/(decrease) in accounts payable and accrued liabilities	13,037	2,663	(1,724)
Increase/(decrease) in amounts owing to related parties	490	(5,220)	16,507

Net cash used in operating activities	(335,363)	(406,622)	(501,284)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Share Capital	150,000	-	1,895,565

Net cash provided by financing activities	150,000	-	1,895,565

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery) (Note 11)	(123,546)	-	(10,540)
Disposal of equipment, vehicles or furniture	-	-	2,309
Purchase of equipment, vehicles or furniture	-	-	(62,633)

Net cash used in investing activities	(123,546)	-	(70,864)

Change in cash and cash equivalents during the year	(308,909)	(406,622)	1,323,417

Cash and cash equivalents, beginning of year	1,481,302	1,887,924	564,507

Cash and cash equivalents, end of year	$1,172,393	$1,481,302	$1,887,924

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

1.CORPORATE INFORMATION

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

2.BASIS OF PRESENTATION

(a)Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2022, 2021 and 2020 and financial position as at January 31, 2022 and 2021.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2022 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 31, 2022.

(b)Going concern of operations

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

2.BASIS OF PRESENTATION (cont’d)

(b)Going concern of operations (cont’d)

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

	2022	2021	2020

Working capital	$1,142,219	$1,534,315	$1,939,676
Loss for the year	(34,405,463)	(643,227)	(1,061,028)
Deficit	(74,926,656)	(40,521,193)	(39,877,966)

(c)Indication of Impairment

An impairment charge is indicated on the Morrison Project due to the February 7, 2022 refusal by the Ministers of Environment and Mines to grant an Environmental Assessment certificate.  The Ministers have stated that a new design plan can be submitted for the project.  The Company is currently investigating ways to redesign the proposed mine plan with the goal of improving the plan in relation to the perceived environmental impact.  The Company has made an allowance for all E&E costs and for all Mineral Property Interests equal to the full amount that had been or would have been capitalized.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

2.BASIS OF PRESENTATION (cont’d)

(d)Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(e)Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

(f)Critical accounting judgements

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

(i)Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances (see Note 2(b)).

(ii)Option based payments

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

(iii)Exploration and evaluation assets & Mineral property interests

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

2.BASIS OF PRESENTATION (cont’d)

(g)Key sources of estimation uncertainty

(i)Restoration and close down provisions

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

(ii)Taxes

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

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)Foreign currency translation

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

(b)Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days from the initial acquisition date of the investment and are subject to an insignificant risk of change in value.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)Mineral property interests and Exploration and evaluation assets

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

(d)Impairment

(i)Financial assets

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

(ii)Non-financial assets

The carrying amounts of equipment, vehicles and furniture are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•Exploration rights have / will expire in the near future;

•No future substantive exploration expenditures are budgeted;

•No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)Impairment (cont’d)

(ii)Non-financial assets (cont’d)

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

(e)Restoration and close down provision

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

The Company has determined that it has no additional restoration obligations as at January 31, 2022.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(f)Equipment, vehicles and furniture

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

(g)Option based payments

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

(h)Private Placement Unit Offerings

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)Loss per share

The basic and diluted loss per share shown in these statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2022 does not include the nil (2021 – nil) warrants outstanding and the 3,075,000 (2021 – 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

(j)Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)Current tax

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

(ii)Deferred tax

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)Income taxes (cont’d)

(ii)Deferred tax (cont’d)

Deferred tax liabilities:

•are generally recognized for all taxable temporary differences;

•are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(k)Financial instruments

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)Financial instruments (cont’d)

Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•Level 3 – Inputs that are not based on observable market data.

(l)Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

(m)Leases

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

For the fiscal year ended January 31, 2022, the Company held a twelve month rental lease for the office premises space.  The payments made under the rental contract total $90,944 (2021 - $87,928) for the fiscal year.  This amount is included in the Office Rent total on the Statement of Comprehensive Loss.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2023.  The payments for the rental amount to a total of $94,371 for the fiscal year.  This amount is included in the Office Rent total on the Statement of Comprehensive Loss.

(n)Provisions

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o)Finance costs

Finance costs comprise interest expense on borrowings and the reversal of the discount on provisions.  Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.  The Company currently does not have any finance costs.

4.RECENTLY ADOPTED ACCOUNTING STANDARDS, AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s financial statements.

5.MINERAL PROPERTY INTERESTS

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

Morrison claims, Canada	2022	2021	2020

Balance, beginning of year	$4,832,500	$4,832,500	$4,832,500

Impairment Allowance (Note 2(c))	(4,832,500)	-	-

Balance, end of year	$-	$4,832,500	$4,832,500

The Company holds a 100% interest in certain mineral claims located in the Omineca District of the Province of British Columbia (“B.C.”).  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of BC, with some claims currently good to November 2022 and others that are good to 2023.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

5.MINERAL PROPERTY INTERESTS (cont’d)

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

In order to obtain the remaining 50% interest, the Company agreed to:

i)on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)issue 250,000 common shares on or before commencement of commercial production.  In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

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

The Company is currently in the design stage of the exploration and evaluation of the Morrison property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

6.EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	2022	2021	2020

Balance, beginning of year	$24,880,659	$24,880,659	$24,870,119

Exploration and evaluation costs
Additions
Staking and recording	88,020
Environmental
Geological and geophysical	2,300	-	10,540
Scoping/Feasibility study
Sub-contracts and labour	24,211	-	-
Sub-contracts and labour-related parties	4,500
Travel	4,726

Total Exploration and evaluation costs for the year	$123,757	$-	$10,540

Impairment allowance (Note 2(c))	(25,004,416)	-	-

Balance, end of year	$-	$24,880,659	$24,880,659

7.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2021	Additions for the year	Disposals for the year	Balance January 31, 2022

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(25,366)	(11,181)	-	(36,547)
Net book value	$37,267	$(11,181)	$-	$26,086

Office furniture and equipment
Value at Cost	$23,397	$-	$-	$23,397
Accumulated Depreciation	(22,815)	(116)	-	(22,931)
Net book value	$582	$(116)	$-	$466

Computer equipment
Value at Cost	$97,620	$-	$-	$97,620
Accumulated Depreciation	(96,931)	(307)	-	(97,238)
Net book value	$689	$(307)	$-	$382

Totals	$38,538	$(11,604)	$-	$26,934

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

7.EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

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

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the year ended January 31, 2022, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2022, 50,000 stock options were exercised (2021 - nil) at an exercise price of $3.00 (2021 - $nil) for total proceeds of $150,000 (2021 - $nil).

During the year ended January 31, 2022, 2,875,000 stock options expired unexercised (2021 - 700,000) at an averaged exercise price of $1.49 (2021 - $3.00).

During the year ended January 31, 2022, 3,025,000 stock options were granted (2021 - 700,000) at an averaged exercise price of $2.97 (2021 - $3.00).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

Stock option transactions are summarized as follows:

	2022		2021		2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,975,000	$1.47	2,975,000	$1.47	2,625,000	$1.00
Granted	3,025,000	$2.97	700,000	$3.00	700,000	$3.00
Expired	(2,875,000)	$1.49	(700,000)	$3.00	-	-
Cancelled	-	-	-	-	(30,000)	$1.00
Exercised	(50,000)	$3.00	-	-	(320,000)	$1.00

Outstanding, end of year	3,075,000	$2.90	2,975,000	$1.47	2,975,000	$1.47

Options exercisable, end of year	3,025,000	$2.90	2,975,000	$1.47	2,975,000	$1.47

Weighted average remaining life of outstanding options granted in years		3.56		0.58		1.35

Weighted average fair value per option granted		$1.32		$0.32		$0.78

The following stock options were outstanding at January 31, 2022:

Number of Options Outstanding	Number CurrentlyExercisable	Exercise Price	Expiry Date

700,000	700,000	$3.00	November 1, 2022
100,000	100,000	$1.00	June 26, 2023
100,000	100,000	$2.00	February 23, 2026
2,175,000	2,125,000	$3.00	August 17, 2026

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2022 was $4,152,789 (2021 – $221,193; 2020 – $545,662) which will be recognized as option based payments.

Total option based payments recognized during the year ended January 31, 2022 was $4,138,604 (2021 – $221,193; 2020 – $545,662) which has been recorded in the statements of comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payment expense (cont’d)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2022	2021	2020

Risk-free interest rate	0.85%	0.24%	1.56%
Expected life of options	4.08 years	1 year	1 years
Annualized volatility	102.9%	98.41%	118.49%
Dividends	0.00%	0.00%	0.00%

Warrants

Warrant transactions are summarized as follows:

	2022		2021		2020
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of year	-	-	-	-	1,575,565	$1.00
Expired	-	-	-	-	-	-
Exercised	-	-	-	-	(1,575,565)	$1.00
Outstanding, end of year	-	-	-	-	-	-

No share purchase warrants were outstanding and exercisable at January 31 2022.

9.LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2022 does not include the nil (2021 - nil; 2020 - nil) warrants outstanding and the 3,075,000 (2021 - 2,975,000; 2020 - 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2022	2021	2020

Basic and diluted loss per common share	$(2.05)	$(0.04)	$(0.06)

Weighted average number of common shares outstanding (basic and diluted)	16,773,544	16,766,969	13,366,052

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

10.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2022
	Amounts paid or payable	Option based payment	Expense Amounts	Owed at year end
To a director for:
investor relations	$132,000	$1,094,123	$20,177	$12,919
consulting (a)	5,400	158,060	1,904	-

To an officer (b)	39,225	355,836	2,628	1,549

	$176,625	$1,608,019	$24,709	$14,468

	2021
	Amounts paid or payable	Option based payment	Expense Amounts	Owed at year end
To a director for:
investor relations	$132,000	$221,193	$15,997	$12,246
consulting (a)	675	-	-	-

To an officer (b)	40,725	-	415	1,732

	$173,400	$221,193	$16,412	$13,978

	2020
	Amounts paid or payable	Option based payment	Expense Amounts	Owed at year end
To a director for:
investor relations	$231,000	$545,662	$41,973	$16,980
consulting (a)	900	-	-	-

To an officer (b)	42,313	-	500	2,218

	$274,213	$545,662	$42,473	$13,978

a)fees for services which have been capitalized to subcontracts on the Morrison claims and as option based payments and other services which have been allocated to operating expenses as consulting fees.

b)for accounting and management services.

These transactions were in the normal course of operations and have been measured at fair value, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2022	2021	2020

Remuneration or fees	$186,625	$184,400	$288,713
Option based payments (non-cash item)	3,836,669	221,193	545,662
Total compensation for key management personnel	$4,023,293	$405,593	$834,375

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

11.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2022	2021	2020

Non-cash transactions were as follows:
deferred exploration expense recorded
as accounts payable	$211	$-	$-
as owing to related parties	$-	$-	$-

12.INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of operations and comprehensive income (loss) for the years ended January 31, 2022, 2021 and 2020:

	2022	2021	2020

Loss before income taxes	$(34,405,463)	$(643,227)	$(1,061,028)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(9,289,475)	(173,671)	(286,478)

Differences resulting from:
Option based payments	1,117,423	59,722	147,329
Other items	3,052	1,949	10,149
Increase/(decrease) in deferred tax assets not recognized	8,169,000	112,000	129,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2022	2021	2020
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$10,801,000	$10,369,000	$9,955,000
Mineral property interests and deferred exploration costs	34,926,000	5,089,000	5,089,000
Property and equipment	-	-	-

Total Unrecognized deductible temporary differences not recognized	$45,727,000	$15,459,000	$15,044,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

12.INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,504
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645
2042	416,062

Total	$10,800,645

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.COMMITMENTS

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

14.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2022 and 2021, the Company’s assets are all located in Canada (Notes 5, 6 and 7).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

15.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

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

The Company’s financial instruments at January 31, 2022 are Cash and cash equivalents in the amount of $1,172,393 (2021 - $1,481,302), recognized at Fair Value and subsequently measured at amortized cost.

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

(a)Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits.  Accordingly, the Company views credit risk on receivables as minimal.

(b)Liquidity risk

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

As at January 31, 2022, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts owing to related parties which have a maturity of less than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2022 and 2021

15.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

(c)Market risk (cont’d)

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

16.CAPITAL MANAGEMENT

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2022.

17.EVENTS AFTER REPORTING DATE

On February 7, 2022, George Heyman, BC Minister of Environment and Climate Change Strategy, and Bruce Ralston, BC Minister of Energy, Mines and Low Carbon Innovation decided that an EAC would not be issued for the Morrison Copper/Gold Project.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: June 14, 2022Signed:  /s/  “John Plourde”

John Plourde,

President and CEO