Form 20-F
period 2023-01-31
Pacific Booker Minerals Inc.
filed 2023-06-01
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2023

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

#1203 - 1166 Alberni Street, Vancouver, BC V6E 3Z3, Canada

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
John Joseph Plourde	President, CEO and Director	#1203 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1203 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1038, Mesa, AZ 85209-3822

Victor Eng	Director	6710 Blackcomb Way Vernon, BC V1B OA3

Erik Tornquist	Director	1380 Lorilawn Court Burnaby, BC V5B 3N5

Dennis Simmons	Director	18266 Jurel Way Lakeville, MN 55044

William F. Webster	Director	1729 East Tower, 400 Walmer Road, Toronto, ON M5P 2X7

The Company's auditor for fiscal 2023 was DeVisser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender, Vancouver, British Columbia, Canada, V6C 1L6. The Company’s auditor for the fiscal years of 2022 and 2021 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

The Company’s legal advisor is Dentons Canada LLP, 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8.

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

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st and the most recent twelve quarters, including the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar for the six most recent months, and the range of high and low rates for these periods.

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/22	$ 1.30	$ 1.39	$ 1.25	$ 1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30
Year Ended 12/31/18	1.30	1.37	1.23	1.36

Three Months Ended 3/31/23	$ 1.36	$ 1.38	$ 1.33	$ 1.35
Three Months Ended 12/31/22	1.35	1.39	1.33	1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29

Three Months Ended 3/31/22	$ 1.26	$ 1.29	$ 1.25	$ 1.25
Three Months Ended 12/31/21	1.27	1.29	1.23	1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24

Three Months Ended 3/31/21	$ 1.27	$ 1.28	$ 1.24	$ 1.26
Three Months Ended 12/31/20	1.30	1.34	1.27	1.28
Three Months Ended 9/30/20	1.32	1.36	1.30	1.33
Three Months Ended 6/30/20	1.38	1.42	1.34	1.36

April 2023		$ 1.36	$ 1.33	$ 1.36
March 2023		1.38	1.35	1.35
February 2023		1.36	1.33	1.36
January 2023		1.37	1.33	1.33
December 2022		1.37	1.34	1.35
November 2022		1.37	1.33	1.35

The Exchange Rate was $1.36 on April 30, 2023.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2023, the end of the Company’s most recent fiscal year, the Company had a deficit of $75,829,695. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

#1203-1166 Alberni Street, Vancouver, B.C. V6E 3Z3 Canada

Telephone: (604) 681-8556

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,260 square feet and is currently $6,443 per month. The lease is in effect until January 31, 2024. The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”. The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2023, the end of the most recent fiscal year, there were 16,816,969 common shares issued and outstanding.

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

Mineral Claims and Land Title

The Morrison Property consists of various mineral claims which were formerly held as mining leases but reverted back to claim status in 2021. These claims are all currently in good standing, and have expiration dates between August and November 2023. The claims may be extended each year either by providing proof of the required exploration expenditures or payments to the Province of British Columbia under the following schedule:

Work Requirement:

•$5 per hectare for anniversary years 1 and 2;

•$10 per hectare for anniversary years 3 and 4;

•$15 per hectare for anniversary years 5 and 6; and

•$20 per hectare for subsequent anniversary years

Cash-in-lieu of work:

•$10 per hectare for anniversary years 1 and 2;

•$20 per hectare for anniversary years 3 and 4;

•$30 per hectare for anniversary years 5 and 6; and

•$40 per hectare for subsequent anniversary years

The Company originally acquired the Morrison Property from Falconbridge Ltd. All of the required cash payments under the agreement have been paid. Upon commencement of commercial production, the Company must issue 250,000 common shares to Falconbridge.

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

Fieldwork resumed in January 2005 after a winter break. 4 large (PQ) diameter drill holes totaling 700 meters were drilled as part of the metallurgical test program. These holes were twinned from smaller holes drilled between 1998 and 2002 and were designed to obtain representative bulk samples of potential mill feed material. Process Research Associates of Vancouver was retained to conduct the material test program including comminution and flotation tests on these samples in order to determine an optimal ore treatment process. The testwork indicated the metallurgy of the deposit was relatively straightforward and used to construct a metallurgical database as part of the criteria to determine potential mining and resource estimates.

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

Environmental baseline studies continued for Surface Water Hydrology, Groundwater Hydrology, Wildlife and Wildlife Habitat, Fisheries and Aquatic Habitat, Trace Metals in Vegetation and Acid Rock Drainage studies. Digital water pressure monitors were installed in three drill holes for modeling pit hydrogeology, and static groundwater monitoring in old drill holes is continuing in order to test for seasonal changes in water levels. A Preliminary Hydrology Report was submitted which is also to be used for the planning and design of the mine infrastructure and facilities.

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

The geotechnical drill program commenced on the proposed waste management site and plant site included drilling 14 short geotechnical and condemnation drill holes, and 35 test pits. The purpose of the drill holes is to test the foundations of the waste retaining dam, to test the foundations for the plant site, and to monitor ground water. Standard Penetrometer Testing (“SPT”) was used for overburden intervals and Packer Testing for rock foundations. Soil samples for laboratory geotechnical tests were collected from the SPT process. The primary purpose of the test pits is to test waste dam, plant site and waste conveyor foundation and slope stability. Another purpose of the test pits is to determine locations of potential construction material, i.e., till, sand, or gravel. One geotechnical drill hole was drilled in the proposed open pit to monitor groundwater quality in the mineralized zone and two drill holes were drilled downstream of the waste management site to monitor groundwater quality.

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

In April 2007, the updated Resource Estimate for the Morrison project was completed by Geosim Services Ltd. and filed. The estimate was prepared using a cut-off grade of 0.3% Equivalent Copper. The copper equivalent was calculated using relative recovery and metal prices of $1.78/lb copper, $465/oz gold, and $10/lb molybdenum. Composited intervals from 98 drill holes representing 22,982 meters of core were used in the block model estimation. Block size was 20x20x12 meters and grade estimation was carried out by the ordinary kriging using 6-meter downhole drill composites. Gold grades were capped at 1.5 g/t prior to compositing.

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

In December 2010, the Company met with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”) to discuss reviews of tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments and the BCEAO draft Assessment Report. BCEAO requested that the Company consider changes to the project design, mainly dealing with changes to the closure phase of the project and water management. The changes were intended to significantly reduce the risk of long-term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.

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

The Lake Babine Nation (“LBN”) completed a Salmon Spawning Survey in October/November 2010. The LBN also completed a study with respect to relocating the Overburden Stockpile from Morrison Point as it was considered to be a barrier to wildlife migration, potentially too close to Morrison Lake with the potential to contribute dust and drainage to the lake which would impact salmon spawning. As a result, the Overburden Stockpile was relocated inland 700 meters from Morrison Lake.

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

Considering all the comments received as well as additional data acquired from field work during spring break-up, the Review Response Report Rev. 2 ("RRR Rev. 2") was submitted to the EAO on July 4, 2011 and that the Review period resumed on July 18, 2011. In August 2011, the Company responded to additional questions and provided clarification on commitments coming from the RRR Rev. 2.

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

On August 30, 2012, the Canadian Environmental Assessment Agency (“CEAA”) informed the Company that CEAA had received feedback from the federal departments on the draft Comprehensive Study Report (“CSR”) and was planning to have a second draft prepared for the Company's comments during the week of September 4, 2012 and advised PBM that the final public comment period would be in October 2012 with the referral to the Federal Minister of Environment in November 2012. On September 9th, PBM received an email from CEAA asking a few questions for clarification to finalize the draft CSR including a request for “environmental photo’s to use in our final report”. On September 19th, PBM received a draft of Comprehensive Study Report that concludes that the proposed Project is not likely to cause significant adverse environmental effects stating that: “The environmental effects of the Project have been determined using assessment methods and analytical tools that reflect the current best practices of impact assessment practitioners. As a result of incremental changes to the project design and additional mitigation measures and commitments applied to the Project throughout the comprehensive study process, the Agency concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse effects, including consideration of cumulative effects. No significant adverse biological, physical, or human health effects are predicted. Any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning”.

CEAA requested a Commitment letter to comply with Commitments and Follow-up Program. On September 20th, PBM committed in writing to Robyn McLean, Project Manager, CEAA, our Compliance with Table of Commitments and Follow-up Program Requirements under CEAA stating categorically that PBM will comply with the environment related commitments summarized in the Table of Commitments.

On October 1, 2012, the Minister of Energy, Mines and Natural Gas, and the Minister of Environment had decided to refuse to issue an EA certificate for the Project as proposed. On October 30, 2012, the Company was advised by the CEAA that due to the refusal of the BC Environmental Assessment Certificate, CEAA was requesting additional information regarding whether and how the Company intends to redesign the Morrison Copper/Gold Project to address the concerns identified. On October 31, 2012, the Company responded to the Ministry of Environment rejection of the Company’s Application for an Environmental Assessment Certificate addressing the factors that were considered by the Ministers in reaching their decision, (as per the email from the Minister of Environment received October 1, 2012) and emailed to the appropriate ministers and posted on the Company’s website.

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

On November 28th, the Company provided information on the effects of the project on the Morrison Lake Water Quality. On December 6th, the Company released information on the amount of data collected to support the Company’s understanding of Morrison Lake Water.

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

On February 13 2013, the Company announced that it had retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation to advance litigation against the Province of British Columbia in connection with the refusal of the Government to issue an Environmental Assessment Certificate for the Morrison Copper/Gold Mine Project. On April 4th, John J.L. Hunter filed a petition with the Supreme Court of British Columbia on behalf of Pacific Booker Minerals Inc. to set aside the decision in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker Mineral Inc.’s application for an Environmental Assessment Certificate pursuant to the Environmental Assessment Act, SBC 2002, c 43 in connection with the Company’s proposal to construct and operate an open pit copper/gold mine (the Morrison Copper/Gold Project) near Morrison Lake in north-central British Columbia. The petition is seeking the following relief: a.) an order in the nature of certiorari quashing and setting aside the decision made in late September 2012 of the Minister of the Environment and the Minister of Energy, Mines, and Natural Gas to deny Pacific Booker’s application for an Environmental Assessment Certificate in connection with the Company’s proposal to construct and operate an open pit copper/gold mine near Morrison Lake in north-central British Columbia; b.) an order remitting the Company’s application for a Certificate to the Ministers for reconsideration with directions from the Court; c.) costs; and d.) such further and other relief as this Court considers just and appropriate.

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

On December 9, 2013, the Company announced that the British Columbia Supreme Court had released the Judgement regarding the Company’s challenge of the decision by the Provincial Government to turn down the proposed Morrison Copper/Gold Mine, announced by the provincial government on October 1st of last year. Justice Kenneth Affleck, Q.C. ruled that: “The petitioner is entitled to a declaration that the executive director’s referral of the application for a certificate to the ministers and the ministers’ decision refusing to issue the certificate failed to comport with the requirements of procedural fairness. There will be an order in the nature of certiorari quashing and setting aside the ministers’ decision and an order remitting the petitioner’s application for a certificate to the ministers for reconsideration. The petitioner is entitled to costs.”

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

On February 11, 2015, the Company announced that it had conducted geotechnical site investigations during 2006 and 2007 on the TSF (Tailings Storage Facility). The Site investigations included approximately 20 drill holes, 9.5 km of geophysical survey lines and over 15 test pits, along with geotechnical and hydrogeological testing consistent with good practice for a Feasibility Study and environmental application. In 2009, Klohn Crippen Berger prepared a Geotechnical Feasibility Study design of the tailings storage facility, mine waste rock dump, low grade ore stockpile, and the associated facilities. The design covered the geotechnical, water management and civil aspects of the works.

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

On March 23rd, the Company submitted a report to the BCEAO, the Ministry of Energy and Mines and the Ministry of Environment in response to the Mount Polley Independent Technical Review Board Panel Report Recommendations in regards to the Mount Polley Tailing Storage Facility (“TSF”) failure. The report, prepared by Harvey McLeod of Klohn Crippen Berger Ltd (“KCB”), continues to support KCB’s opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment. It also states that the design of the TSF uses Best Available Technologies that are appropriate for the site conditions. The Company’s letter and the KCB report have been posted on the Company’s website.

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

On February 16, 2016, 3 Pacific Booker Minerals directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation. Dominique Nouvet of the law firm Woodward and Company initiated the meeting arrangements on behalf of the LBN and was in attendance. PBM directors were advised that the LBN’s Chief and Council would not support the Morrison project at that time.

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

http://www.pacificbooker.com/reports.htm

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

On March 5, 2020, Dr. Andrew Weaver, MLA, directed a question to Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, during Question Period in the Legislative Assembly of British Columbia. Dr. Weaver asked about the regulatory inconsistencies facing the Morrison mine projectDr. Weaver’s website states “I was not particularly impressed with the Minister’s response to my questions. I intend to explore this issue further in the coming weeks.”

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

On April 17, 2020, the Company announced that the mining lease for the Morrison project, which was issued in July 2019 for an initial term of one year, had been extended to December 31, 2021 by an order from the Chief Gold Commissioner. The order extended the time frame for registering work requirements or registering revised expiry dates for all existing mineral and placer claims due to the impacts of COVID-19.

On June 23rd, Dr. Weaver posted an article on his website called “Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers” (written by: Noah Conrad). The article includes the following statements: “In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC. A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office (EAO) submits a formal environmental assessment report to the relevant ministers via the executive director. At the time of submission, all indications were that the mine would receive approval. EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks. The complete blog is available at

http://www.andrewweavermla.ca/2020/06/23/pacific-booker-minerals-quest-develop-morrison-smithers/

On June 24th, Dr. Weaver asked Environment Minister Heyman a question about the Morrison project in the BC Legislature. Dr. Weaver said: Given the extensive work undertaken by Pacific Booker Minerals to examine and reduce the environmental impact of the potential Morrison mine project and the potential economic benefit to the province, will this government commit to ensuring that the company receives a timely, unbiased review of the latest proposal, and in particular, is given clear instructions from your office so that it knows what boxes need to be ticked so that they can follow due process, rather than second-guessing certain people who haven’t made that very clearFor the video and transcript of the question and answer, see: http://www.andrewweavermla.ca/category/resource_development/mining

On July 28th, 2020, PBM requested a halt in trading because of an issue with a part of the area of the Morrison project site. Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time. The halt in trading was lifted July 30th. A notice was filed with Mineral Titles of PBM’s intention to appeal the expiry and a copy was sent to the owners of the overlying claim.

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

On January 13, 2021, PBM wrote to Premier John Horgan (and cc'd Minister Heyman and Minister Ralston) and asked him to address our issue. PBM said (in part): We understand that the Environment Minister has stayed out of the discussions of these issues because we are in the Environmental Assessment process, but the current "loggerhead" needs to be addressed by someone that can correct a significant error perpetrated by the previous ministers and the EAO."

On January 13, 2021, PBM received a request from the Chief Gold Commissioner in regards to the lease extension application. He asked PBM to explain the lack of progress made with the EAO in regards to the EAC. A mining lease is usually only granted when there is a need for it. He gave PBM 90 days to make submissions in regards to his question. PBM responded that it would make a submission within the time allowed.

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

On August 17th, the EAO sent the draft of their document to PBM and the First Nations and asked for any comments by August 31st. On August 31st, PBM forwarded our revisions to their words and our comments in response to statements made in the document.

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

PBM received the final draft of the EAO document as an "FYI" by email on October 18, 2021. It has been posted on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/61aa79ea361161002231d4fb/download/Morrison_
ChangetoFurtherAssessment_2211103_FINAL.pdf

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

The order can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa7c7c361161002231d54d/download/Morrison_
Order%20Further%20Assessment_MGH%20Signed_MBRsig_20211202.pdf

The reasons for decision can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/download/Morrison
%20Reasons%20for%20Decision%20of%20the%20Ministers%20-
%20MGH%20signed_MBRsig20211202.pdf

On December 3rd, PBM was advised that the decision to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002), and the documents were posted on the EPIC site. The EAO provided the referral materials to Ministers for their decision on whether or not to issue an Environmental Assessment Certificate. The letter from the EAO also stated that "to ensure administrative and procedural fairness of the decision, the referral materials will be limited to: materials that were provided to the then-Ministers as part of the previous 2015 decision; the 2015 Ministers’ reasons for decision that led to the Further Assessment Order, and; a covering memo listing the materials within. The EAO would not be providing a new recommendation to the Ministers.

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

Fiscal 2023 Work

On February 7th, 2022, the decision by George Heyman, Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation was posted on the EPIC site stating that an EAC would not be granted for the Morrison Project. The accompanying letter from the Ministers advised PBM that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design.

At approximately 1pm on February 7th, PBM was contacted by the EAO by phone and advised that the decision would be posted after 2pm. PBM was not advised of the content of the decision before it was posted publicly. The Lake Babine Nation was prepared and issued their news release promptly. Some of the media coverage of the decision stated again that "Morrison Lake produces the second-largest number of sockeye salmon in BC and is at the headwaters of the Skeena River". Neither of those statements is correct. Verna Power, who holds the Natural Resources Portfolio for the Lake Babine Nation, was quoted as saying that the Morrison project is "finally dead". But according to the letter signed by the Minister, the Environmental Assessment Act allows PBM to submit another proposal based on a new project design.

PBM started investigating the possibility of submitting another proposal to the EAO. PBM has relied on the statements of our qualified independent professionals, including Harvey McLeod, FEC, P.Eng., P.Geo., a Principal of KCB, who has stated the opinion that the project has been designed using Best Available Practices and can be safely constructed, operated and closed to protect the environment. The challenge going forward for PBM will be to address the First Nations concerns in regards to the projects' impact on Babine Lake and the Skeena River.

PBM reached out to the Ministers for a meeting and also contacted Dominique Nouvet, LBN legal professional, to discuss the issues. On March 9th, our independent consultant, Kent Zehr contacted Dominique Nouvet by email requesting an opportunity to discuss her insights in the matter, but she did not respond to the request.

The response from the Ministers was made by on March 17th by Elenore Arend, Associate Deputy Minister and Chief Executive Assessment Officer, BCEAO. Her recommendation was to contact Tracy James, Executive Project Director for the Metal Mining Sector at the Environmental Assessment Office, to discuss the potential to restart the Environmental Assessment process.

In June 2022, PBM announced that our independent consultant, Kent Zehr, had completed a "cold eyes review" of the project (as designed in 2012) and has identified certain items that can be improved to protect the environment and improve the project. He states in a report to Management that "given that the feasibility study project design had previously been judged acceptable by the EAO and given that no material exceptions were expressed in the (February 7) rejection in 2022, it became apparent that other issues may have been at play." He also states "that on its first proposed day of production the Morrison Mine can be one of the most modern mines, with respect to at least its equipment, in northern BC."

On July 7th, PBM's legal counsel sent a letter to the legal counsel for the Lake Babine Nation which outlines some ideas including re-design of the project site; enhancement and protection of the salmon and their waterways; and benefits of an economic and related nature. PBM also stated that PBM is open to discussion of any additional items that are a concern for the LBN. These proposals include a Salmon Enhancement program, including a Spawning Channel in the Morrison Creek area, and additional Environmental Baseline work and Project design modernization which reflect the mining and milling science changes developed since the original design was done. Also proposed was a Sharing of Benefits with local Hiring and contributions to a Scholarship Fund to assist LBN members that want to further their professional education.

On July 21st, our independent consultant, Kent Zehr sent a letter by email to the Ministers of Environment and Climate Change Strategy; Energy, Mines and Carbon Innovation; and Land, Water and Resource Stewardship and Minister Responsible for Fisheries.

While considering how PBM should go forward to a successful EAO application, our independent consultant came to the conclusion that only an unimpeachable, unbiased, fact-based, treatment of all the potential water-related issues, including the salmon population, could succeed. He has proposed the formation of an independent steering committee, consisting of knowledgeable people, including local indigenous representatives, supported by but independent of the Company, and having the sole objective of using science to provide clear direction to PBM in the management of this critical area.

On November 16th, PBM announced that Dr. Andrew Weaver had agreed to provide advice and guidance services in his areas of knowledge, on a consulting basis in regards to the Morrison mine project. Prior to his election to the BC Legislature in 2013, Dr. Weaver served as Canada Research Chair in climate modelling and analysis in the School of Earth and Ocean Sciences at the University of Victoria. He has been a Lead Author on the 2nd, 3rd, 4th and 5th Intergovernmental Panel on Climate Change's scientific assessments and has authored or coauthored over 200 peer-reviewed, scientific papers and was the Chief Editor of the Journal of Climate from 2005-2009. He is currently a Professor in the School of Earth & Ocean Sciences at the University of Victoria.

In November, PBM continued with the water monitoring program on the Morrison project.

On November 17th, Chief Murphy Abraham responded to PBM's legal counsel letter. He restated the LBN's position that it is strongly opposed to any open pit mine beside Morrison Lake. The letter stated that the LBN are not anti-mining but they will not support any exploration and development projects that do not meet all their decision-making criteria. He stated that the LBN believe that the project is not sustainable as it would destroy an environmentally and culturally sensitive part of their Territory. He also stated that the second fundamental problem is the LBN's relationship with PBM, which he stated is "beyond repair" stating that PBM actions in the past "showed a fundamental disrespect" for the LBN people and their Aboriginal title and rights.

At the end of November, PBM sent a letter to the LBN Chief stating that PBM will not propose the original design plan any more and agreed that as originally proposed, the mine should not be built. And that, PBM agrees with all of the concerns expressed in the Chief's letter. It stated that we believe, however, that with the new ideas brought by our new consultants, and the clear concerns expressed by previous documents from the Lake Babine Nation, that the Morrison project may be completed to the benefit of the Lake Babine Nation and the shareholders of Pacific Booker. PBM respectfully requested that the LBN allow PBM to present the new directions that PBM sees as key to making the Morrison Project a success for all stakeholders. The request for a meeting is at their convenience and place of their choosing. PBM acknowledged that we failed to meet LBN expectations previously, but very much wish to correct those previous errors and to move forward with the LBN in a mutually beneficial and sustainable manner.

Current and Anticipated Fiscal 2024 Work

PBM is currently investigating ways to improve the project in relation to the perceived environmental impact and is consulting with the technical individuals and firms that assisted with the preparation of the original design plan.

On March 27th, PBM sent another letter to Chief Abraham by email asking that they allow us to update the Chief with respect to the project. The letter stated that we have recently been informed by the BCEAO that if we still wish to pursue an application for the Morrison Project, we must go back to the very beginning of the application process and advised PBM that we cannot make any progress in that process unless we have the support of the LBN, which is a significant change from what we were originally told and what was indicated in 2009. In the professional opinion of our consultant, Kent Zehr, the concerns expressed were entirely valid and could have been addressed much better and more completely than they were. Considering that it will take time to get all the needed permits, that time period is ideal for PBM and the LBN to explore and agree on the full range of opportunities that can be derived from the development of the mine, and which would be available to the LBN, if we can first agree to allow the mine to be developed. Our consultant, Mr. Zehr, has a number of suggestions for improvement of the previous project design and is prepared to discuss those proposals with the Chief or any designated representatives. Also, we note the Foundation Agreement entered into by the Lake Babine Nation and would like to respectfully suggest that perhaps the Lake Babine Nation and Pacific Booker could constitute one of the pilot projects as described in the agreement. PBM has many ideas about how to address the LBN’s concerns, but this letter is more importantly the first words in a new process of reconciliation between the modern, chastened, Pacific Booker, and the Lake Babine Nation.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2024 will be CDN$275,000.

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

Results of Operations

Year Ended 1/31/2023 vs. Year Ended 1/31/2022

The net loss for the year ended January 31, 2023 was ($903,039), or ($0.05) per share, compared to a loss of ($34,405,463), or ($2.05) per share for the year ended January 31, 2022. The decreased loss in the current year reflected an allowance for impairment on the Morrison project in the amount of $29,836,916 during year end January 31, 2022. The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) of ($432,895) compared to ($4,138,604) in the prior year, with the decrease due to the decreased number of options granted; an increase in Consulting Fees from ($900) to ($1,125), reflecting fees paid to Victor Eng for activities not related to the Morrison project; a decrease in Depreciation from ($11,604) to ($8,040) reflecting the depreciation on the declining balance of the truck; a decrease in Director Fees from ($10,000) to ($8,500), reflecting reduced number of directors; an increase in Filing and Transfer agent fees from ($25,062) to ($31,566), reflecting an increase in costs for services provided; an increase in the gain on Foreign exchange to ($10,662) compared to ($1,520) loss in the prior year; an increase in Office and miscellaneous from ($9,280) to ($12,049), reflecting the costs related to the move; an increase in Office Rent to ($97,746) from ($91,917) reflecting an increase in the rental rate in the newer lease; a decrease in Professional fees to ($95,034) compared to ($95,434) in the prior year, with the decrease due to lower legal fees; an increase in Shareholder information and promotion costs of ($69,797) compared to ($41,987) in the prior year, with the increase mostly due to promotional website posting, an increase in Telephone to ($5,667) from ($5,045) in the prior year; an increase in Travel costs to ($19,338) from ($6,184), reflecting an increase in activity post COVID travel restrictions; and a decrease in Finance income to ($278) from ($990).

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

Prior to January 31, 2022, management had determined that the carrying value of the exploration and evaluation assets was reflective of historical costs incurred, which may or may not reflect their eventual recoverable value.

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

The Company has determined that it has no additional restoration obligations as at January 31, 2023.

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

The weighted average number of common shares outstanding for the year ended January 31, 2023 does not include the 3,225,000 (2022 – 3,075,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial asset or liability	Category
Cash and cash equivalents	amortized cost
Receivables (excluding GST receivable)	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

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

(m)Leases

Leasing activity for the Company typically involves the lease of office space.

For the fiscal year ended January 31, 2023, the Company held a twelve month rental lease for the office premises space. The payments made under the rental contract total $93,406 (2022 - $90,944) for the fiscal year. This amount is included in office rent on the statement of comprehensive loss.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2024. The payments for the rental are approximately $77,314 for the next fiscal year. This amount will be included in office rent total on the statement of comprehensive loss.

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

There are no new standards issued but not yet effective as of January 31, 2023, that are expected to have a material impact to the Company's financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2023, the end of the most recent fiscal year, was $497,881. Subsequent to the year end through May 31, 2023, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants. The Company’s current working capital and proceeds from the anticipated exercises of options are expected to be sufficient for the fiscal 2024 unless the Company begins the planning and or construction phase of the Morrison project. Budgeted amounts of $275,000 for the ongoing work on the Morrison project and fiscal 2024’s estimated General and Administrative expenses of $385,000 (of which approximately $5,000 are non cash items).

Although the Company expects to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2024, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2025 when the Company proceeds with the next phase in the Morrison project. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2019	None	Nil	Nil	Nil

2020	None	Nil	Nil	Nil

2021	None	Nil	Nil	Nil

2022	Option exercise	50,000	$ 3.00	$150,000

2023	None	Nil	Nil	Nil

Year Ended January 31, 2023

The Company’s Working Capital as of January 31, 2023 was $497,881. During the year, Operating Activities used cash of ($446,545). In addition to the fiscal year’s net loss of ($903,039), other non-cash charges included Share-based payments expense of ($432,895), Amortization of ($8,040) and Loss on disposal of equipment, vehicles or furniture of ($222). Changes in non-cash working capital items included a~~n~~ decrease in Receivables of $317, decrease in Prepaids and Deposits of $1,132, increase in amounts owing to related parties of ($16,388), and decrease in Accounts Payable and Accrued Liabilities of $2,500. Investing Activities used cash of ($182,644) for Deferred Exploration. Financing Activities provided no cash.

During the year, the Company issued no common shares pursuant to exercise of options.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2023 and 2022. The value of the Canadian Dollar in relationship to the US Dollar was $1.33 as of January 31, 2023.

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

The Company leases its Vancouver office, which runs through January 31, 2024.

Item 6. Directors, Senior Management and Employees

Table No. 6 lists as of May 19, 2023 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual General Meeting of Shareholders held on July 28, 2022, all the Directors were re-elected for the next year. All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	67	June 24, 2005
Victor Eng	63	July 22, 2015
John J. Plourde	79	December 30, 1999
Dr. Dennis Simmons	71	November 29, 2006
Erik Tornquist	75	June 24, 2005
William F. Webster	79	June 24, 2005

Table No. 7 lists, as of May 17, 2023, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	79	December 16, 2013
Ruth Swan	Chief Financial Officer	66	April 20, 2006

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

At the Company’s Annual General Meeting of Shareholder’s held on July 28, 2022, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2022 (the “Plan”). The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers. The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2023 2022 2021	None None None	0 325,000 0	$3,000 $2,500 $2,500	None None None

John Plourde, Current CEO, President Director	2023 2022 2021	None None None	700,000 1,085,000 700,000	None None None	$132,000 (1) $132,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2023 2022 2021	None None None	0 230,000 0	N/A N/A N/A	$ 41,787 (2) $ 39,225 (2) $ 40,725 (2)

Victor Eng Director	2023 2022 2021	None None None	0 100,000 0	None None None	$ 1,125 (3) $ 5,400 (3) $ 675 (3)

Dr. Dennis Simmons, Director	2023 2022 2021	None None None	0 375,000 0	$2,500 $1,500 $3,000	None None None

Erik Tornquist, Director	2023 2022 2021	None None None	0 385,000 0	None None None	None None None

William Webster, Director	2023 2022 2021	None None None	0 50,000 0	$3,000 $3,000 $3,000	None None None

William Deeks* Former Director	2023 2022 2021	None None None	0 275,000 0	$0 $3,000 $2,500	None None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to the Morrison project and consulting services related to overhead activities.
*	William Deeks passed away and ceased to be a director on March 2, 2022

No funds were set aside or accrued by the Company during Fiscal 2023 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 19, 2023, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

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

Based upon 16,816,969 shares outstanding as of May 19, 2023 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

The Independent Directors Committee has the responsibility for reviewing the activities and conduct of management directors and other committees; issuing recommendations to management in regards to matters of concern on behalf of the shareholders and performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation The Independent Directors Committee currently consists of Dennis Simmons, and William Webster. Former member William Deeks passed away in March 2022 and a director will be added to the committee.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 19, 2023, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 19, 2023 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2023 (2022 - $132,000, 2021 - $132,000) for Investor Relations activities.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2023.

Item 9. Offer and Listing of Securities

As of January 31, 2023, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,816,969 common shares issued and outstanding as of May 19, 2023.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada. Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2023, the shareholders' list for the Company's common shares showed 102 registered shareholders, including depositories, and 16,816,969 shares issued and outstanding. Of the total shareholders, 64 are resident in Canada holding 12,334,428 common shares representing 73.35% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,482,541, or 26.65% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11 lists the high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for the most recent six months, the last twelve fiscal quarters, and the last 5 fiscal years. There have been no significant trading suspensions of the Company’s common stock during the prior three years.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2023	$ 0.97	$ 0.49	$ 0.52
March 2023	0.80	0.55	0.78
February 2023	0.80	0.60	0.66
January 2023	0.92	0.75	0.80
December 2022	1.15	0.75	0.80
November 2022	1.35	0.73	0.77

Three Months Ended 4/30/23	$ 0.97	$ 0.49	$ 0.52
Three Months Ended 1/31/23	1.35	0.73	0.80
Three Months Ended 10/31/22	1.69	0.55	1.18
Three Months Ended 7/31/22	1.05	0.63	0.80

Three Months Ended 4/30/22	$ 4.15	$ 0.53	$ 0.99
Three Months Ended 1/31/22	4.99	2.19	4.00
Three Months Ended 10/31/21	2.75	2.12	2.30
Three Months Ended 7/31/21	3.75	1.75	2.40

Three Months Ended 4/30/21	$ 2.47	$ 1.73	$ 2.00
Three Months Ended 1/31/21	2.50	1.33	2.17
Three Months Ended 10/31/20	2.30	1.34	1.59
Three Months Ended 7/31/20	2.60	1.50	2.41

Fiscal Year Ended 1/31/23	$ 4.15	$ 0.53	$ 0.80
Fiscal Year Ended 1/31/22	4.99	1.73	4.00
Fiscal Year Ended 1/31/20	4.10	1.21	2.03
Fiscal Year Ended 1/31/19	1.50	0.65	1.41
Fiscal Year Ended 1/31/18	1.44	0.42	1.25

Table No. 12 lists, as of May 19, 2023, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued pursuant to a private placement or to the exercise of warrants or for the exercise of stock options in Fiscal 2023, ended January 31, 2023.

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

At the Company’s Annual General Meeting held on July 28, 2022, Shareholders approved a new Stock Option Plan dated 2022 (“The Plan”). Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,363,393 common shares. The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 19, 2023, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, Director, former President and CEO	325,000	325,000	$ 3.00	August 17, 2026

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 3.00	November 2, 2023 August 17, 2026

Ruth Swan, Chief Financial Officer	130,000 100,000 100,000	130,000 100,000 100,000	$ 3.00 $ 1.00 $ 2.00	August 17, 2026 June 26, 2023 February 23, 2026

Victor Eng, Director	100,000	100,000	$ 3.00	August 17, 2026

Dennis Simmons, Director	375,000	375,000	$ 3.00	August 17, 2026

Erik Tornquist, Director	385,000	385,000	$ 3.00	August 17, 2026

William Webster, Director	Nil	Nil	N/A	N/A

Total Officers and Directors (7 persons)	2,600,000
Total Employees and Consultants (3 person)	350,000
Total Officers/Directors/Employees And Consultants	2,950,000

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

3.Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

4.Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.Agreement between the Company and Noranda (Now Glencore) on the Morrison Property dated April 19, 2004.

7.2022 Stock Option Incentive Plan.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2022 Stock Option Plan, which has been filed as an exhibit to this Annual Report.

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

Statement by Experts

Not Applicable.

Documents on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s Executive Office located at #1203 – 1166 Alberni Street, Vancouver, British Columbia.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2023. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2023, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2023.

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

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, DeVisser Gray LLP, Chartered Professional Accountants, for Fiscal 2023 and its former auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2022 and 2021.

Table No. 14

Audit Fees Paid

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

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2023 and 2022.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements.

Item 19. Exhibits

(A1) The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements. is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated May 26, 2023

Balance Sheets at January 31, 2023 and January 31, 2022

Statements of Operations for the years ended January 31, 2023, 2022, and 2021.

Statements of Cash Flows for the years ended January 31, 2023, 2022, and 2021.

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
10.	Other documents Copy of 2022 Stock Option Plan
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

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2023

CONTENTS	PAGE #
Management’s Responsibility for Financial Reporting	F-3
Independent Auditors’ ReportF-	F-4
Statements of Financial Position	F-6
Statements of Comprehensive Loss	F-7
Statements of Changes in Equity	F-8
Statements of Cash Flows	F-9
Notes to the Financial Statements	F-10 to F-30

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

De Visser Gray LLP, an independent firm of Chartered Professional Accountants, was appointed by the board following the 2022 AGM after the shareholders authorized it. They are appointed to audit the financial statements and report directly to the shareholders via their report which follows. The external auditors have full and free access to meet periodically (and separately with) the Audit Committee and management to discuss the audit findings.

Management has identified areas of material uncertainty related to events or conditions that may cast doubt about the ability of the Company to continue as a going concern. The preparation of these financial statements on a going concern basis remains appropriate, and we draw the reader’s attention to Note 2(b) in the financial statements which discusses the Company’s ability to continue as a going concern.

May 26, 2023

"John Plourde" "Ruth Swan"

Chief Executive OfficerChief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statement of financial position as at January 31, 2023 and the statements of comprehensive loss, changes in equity and cash flows for the year ended January 31, 2023, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2023 and its financial performance and its cash flows for the year ended January 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Without modifying our opinion, we draw attention to Note 2(b) in the financial statements which indicates that the Company has incurred losses and negative cash flows from operations since inception and that its status as a going concern is likely dependent upon its ability to continue to raise equity adequate financing. These conditions, along with other matters as set forth in Note 2(b), indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 5 to the financial statements, the Company holds the rights to exploration-stage exploration and evaluation assets. Note 2(d) to the financial statements explains that the Company capitalizes all costs incurred in acquiring and exploring these assets. At the end of each reporting period, as discussed in Note 2(f)(iii), the Company assesses its exploration and evaluation assets to determine whether any indication of impairment exists.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its project has expired or will expire in the near future; (ii) further exploration on its project is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its project and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are: (i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

Going Concern

The principal considerations for our determination that the going concern uncertainty was a critical audit matter were: (i) that the formal reporting of such uncertainty involves a significant disclosure, the absence of which could constitute a material misstatement to a financial statement reader and, (ii) that, at the same time, it involves on our part the use of a high level of subjective judgement as we are required to consider the possible impact of future events that cannot currently be known and which typically cannot be directly linked to any particular current or future financial results and reporting, or the lack thereof.

Addressing this matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment of the Company’s ability to remain a going concern; (ii) determining based on all other evidence available to us whether management’s assessment appeared to be fair and reasonable in the circumstances and, (iii) considering whether the resultant disclosure of these matters herein was consistent with the foregoing, in the context of the Company’s overall business activities, objectives and financial history.

Other Matter

The financial statements of the Company for the year ended January 31, 2022 were audited by another auditor which expressed an unqualified opinion on those statements in its report dated May 31, 2022.

De Visser Gray LLP (PCOAB ID 1054)

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 26, 2023

We have served as the Company’s auditor since 2023.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2023 AND 2022

	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$543,204	$1,172,393
Receivables	2,755	3,072
Prepaid expenses and deposits	12,440	13,572

	558,399	1,189,037

Exploration and evaluation assets (Note 5)	182,456	-
Equipment, vehicles and furniture (Note 6)	18,672	26,934
Reclamation deposits	123,600	123,600

Total assets	$883,127	$1,339,571

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$29,662	$32,350
Amounts owing to related parties (Note 9)	30,856	14,468

	60,518	46,818

Shareholders' equity
Share Capital (Note 7)	54,452,511	54,452,511
Contributed surplus (Note 7)	22,199,793	21,766,898
Deficit	(75,829,695)	(74,926,656)

	822,609	1,292,753

Total liabilities and shareholders’ equity	$883,127	$1,339,571

Going concern: Note 2(b)

Commitment: Note 12

Subsequent Event: Note 16

Approved by the Board of Directors and authorized for issue on May 26, 2023:

"Greg Anderson"	"John Plourde"
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023, 2022 AND 2021

	2023	2022	2021

OPERATING EXPENSES
Consulting fees – related party (Note 9)	$1,125	$900	$675
Consulting fees - Option based payments (Note 7 & 9)	98,977	459,995	-
Depreciation	8,040	11,604	16,673
Directors fees	8,500	10,000	11,000
Directors fees - Option based payments (Note 7 & 9)	-	2,228,650	-
Filing and transfer agent fees	31,566	25,062	24,715
Foreign exchange (gain)loss	(10,662)	1,520	9,656
Finance income	(278)	(990)	(990)
Investor relations – related party (Note 9)	132,000	132,000	132,000
Investor relations - Option based payments (Note 7 & 9)	333,918	1,094,123	221,193
Loss on disposal of equipment, vehicles and furniture	222	-	-
Office and miscellaneous	12,049	9,280	11,159
Office rent	97,746	91,917	92,250
Professional fees (Note 9)	95,034	95,434	84,572
Professional fees - Option based payments (Note 7 & 9)	-	355,836	-
Shareholder information and promotion	69,797	41,987	20,351
Telephone	5,667	5,045	4,888
Travel	19,338	6,184	14,886
Wages and benefits	-	-	199
Impairment allowance-mineral interests (Note 5)	-	4,832,500	-
Impairment allowance-deferred E&E costs (Note 5)	-	25,004,416	-

Net loss and comprehensive loss for the year	$(903,039)	$(34,405,463)	$(643,227)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,773,544	17,766,969

Basic and diluted loss per share (Note 8)	$(0.05)	$(2.05)	$(0.04)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2023, 2022 AND 2021

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2020	16,766,969	$54,223,481	$17,486,131	$(39,877,966)	$31,831,646
Option based payments	-	-	221,193	-	221,193
Net loss for the year	-	-	-	(643,227)	(643,227)

Balance, January 31, 2021	16,766,969	$54,223,481	$17,707,324	$(40,521,193)	$31,409,612
Options exercised	50,000	150,000	-	-	150,000
Option based payments reclassified upon exercise	-	79,030	(79,030)	-	-
Option based payments	-	-	4,138,604	-	4,138,604
Net loss for the year	-	-	-	(34,405,463)	(34,405,463)

Balance, January 31, 2022	16,816,969	$54,452,511	$21,766,898	$(74,926,656)	$1,292,753
Option based payments	-	-	432,895	-	432,895
Net loss for the year	-	-	-	(903,039)	(903,039)

Balance, January 31, 2023	16,816,969	$54,452,511	$22,199,793	$(75,829,695)	$822,609

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023, 2022 AND 2021

	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(903,039)	$(34,405,463)	$(643,227)
Items not affecting cash:
Depreciation	8,040	11,604	16,673
Loss on disposal of equipment, vehicles and furniture	222	-	-
Option based payments	432,895	4,138,604	221,193
Impairment allowances	-	29,836,916	-

Changes in non-cash working capital items:
(Increase)/decrease in receivables	317	(1,105)	540
(Increase)/decrease in prepaids and deposits	1,132	70,554	756
Increase/(decrease) in accounts payable and accrued liabilities	(2,500)	13,037	2,663
Increase/(decrease) in amounts owing to related parties	16,388	490	(5,220)

Net cash used in operating activities	(446,545)	(335,363)	(406,622)

CASH FLOWS FROM FINANCING ACTIVITIES

Options exercised	-	150,000	-

Net cash provided by financing activities	-	150,000	-

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs (net of recovery)	(182,644)	(123,546)	-

Net cash used in investing activities	(182,644)	(123,546)	-

Change in cash and cash equivalents during the year	(629,189)	(308,909)	(406,622)

Cash and cash equivalents, beginning of year	1,172,393	1,481,302	1,887,924

Cash and cash equivalents, end of year	$543,204	$1,172,393	$1,481,302
Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

1.CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited. On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc. The address of the Company’s corporate office and principal place of business is located at Suite #1203 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada. The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until the voluntary delisting on April 29, 2016.

2.BASIS OF PRESENTATION

(a)Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2023, 2022 and 2021 and financial position as at January 31, 2023 and 2022.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2023 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 26, 2023.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

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

	2023	2022	2021

Working capital	$497,881	$1,142,219	$1,534,315
Loss for the year	(903,039)	(34,405,463)	(643,227)
Deficit	(75,829,695)	(74,926,656)	(40,521,193)

(c)Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

2.BASIS OF PRESENTATION (cont’d)

(e)Critical accounting judgements

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

(f)Key sources of estimation uncertainty

(i)Recoverability of asset carrying values for equipment, vehicles and furniture

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

(ii)Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106). The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus. Those assumptions are described in Note 7 of the annual financial statements and include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

2.BASIS OF PRESENTATION (cont’d)

(f)Key sources of estimation uncertainty (cont’d)

(iii)Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.

Management reviews the property for impairments on an on-going basis. As discussed at Note 3(d), the provisions of IFRS 6 related to the determination of whether impairment indicators exist are subject to significant judgement, and any resultant impairment losses recognized cannot typically be determined independent of the historic deferred costs incurred due to a lack of relevant and available data.

(iv)Restoration and close down provisions

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

(v)Taxes

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

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements. The significant accounting policies adopted by the Company are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)Impairment (cont’d)

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

Prior to January 31, 2022, the carrying value of the exploration and evaluation assets was reflective of historical costs incurred, which may or may not reflect their eventual recoverable value.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)Impairment (cont’d)

(ii)Non-financial assets (cont’d)

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

The Company has determined that it has no additional restoration obligations as at January 31, 2023.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

The weighted average number of common shares outstanding for the year ended January 31, 2023 does not include the 3,225,000 (2022 – 3,075,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)Income taxes (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)Financial instruments (cont’d)

At each reporting date, the Company assesses whether there is objective evidence that a financial asset has been impaired.

The Company had made the following classification of its financial instruments:

Financial asset or liability	Category
Cash and cash equivalents	amortized cost
Receivables (excluding GST receivable)	amortized cost
Reclamation deposits	amortized cost
Accounts payable and accrued liabilities	amortized cost
Amounts owing to related parties	amortized cost

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

(m)Leases

Leasing activity for the Company typically involves the lease of office space. For the fiscal year ended January 31, 2023, the Company held a twelve month rental lease for the office premises space. The payments made under the rental contract total $93,406 (2022 - $90,944) for the fiscal year. This amount is included in office rent on the statement of comprehensive loss.

Another 12 month rental agreement for the office space has been signed for the fiscal year ending January 31, 2024. The payments for the rental are approximately $77,314 for the next fiscal year. This amount will be included in office rent on the statement of comprehensive loss.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

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

5.EXPLORATION AND EVALUATION ASSETS

Morrison claims, Omineca Mining Division, British Columbia

In 1998, the Company obtained, and subsequently completed, an option from Noranda Mining and Exploration Inc. ("Noranda" which was subsequently acquired by Glencore PLC, "Glencore”) whereby it earned an initial 50% interest in the Morrison claims.

On April 19, 2004, the Company signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.

In order to obtain the remaining 50% interest, the Company agreed to:

i)on or before June 19, 2004, pay $1,000,000 (paid), issue 250,000 common shares (issued) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued);

ii)pay $1,000,000 on or before October 19, 2005 (paid);

iii)pay $1,500,000 on or before April 19, 2007 (paid); and

iv)issue 250,000 common shares on or before commencement of commercial production. In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company has agreed to execute a re-transfer of its 100% interest to Glencore if it fails to comply with the outstanding terms of the agreement ((iv) above).

The Company has also acquired a 100% interest in certain mineral claims located contiguous to the Morrison claims, subject to 1.5% NSR royalty in consideration for the issuance of 45,000 common shares at a value of $180,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims, Omineca Mining Division, British Columbia (cont’d)

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

The Company began exploration of the Morrison property in October 1997. A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009. The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life. The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators. The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to the Canadian Standards. Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company is currently in the design stage of the exploration and evaluation of the Morrison property.

Indication of Impairment

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment certificate in February 2022. The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the assets. Accordingly, the Company made an allowance for the full amount that had been capitalized as both acquisition and deferred exploration costs.

The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

Prior to January 31, 2022, the Company had capitalized and continued to defer its historic exploration and evaluation costs incurred on the basis that no clear indicators of impairment existed.

During the current fiscal year, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these are clearly immaterial in relation to the impairment charge taken during the comparative fiscal year, and in the context of the inherent uncertainty associated with the project's current fair value. On this basis, management is of the view that, as at January 31, 2023, no impairment indicators apply specifically in respect to the current carrying value of the property.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims (cont’d)

Continuity of acquisition cost

Morrison claims, Canada	2023	2022	2021

Balance, beginning of year	$-	$4,832,500	$4,832,500

Impairment Allowance	-	(4,832,500)	-

Balance, end of year	$-	$-	$4,832,500

Continuity of exploration costs

Morrison claims, Canada	2023	2022	2021

Balance, beginning of year	$-	$24,880,659	$24,880,659

Exploration and evaluation costs
Additions
Staking and recording	178,706	88,020	-
Environmental
Geological and geophysical	-	2,300	-
Sub-contracts and labour	3,323	-	-
Supplies and general	100	-	-
Travel	327	-	-
Scoping/Feasibility study
Sub-contracts and labour	-	24,211	-
Sub-contracts and labour-related parties	-	4,500	-
Travel	-	4,726	-

Total exploration and evaluation costs for the year	182,456	123,757	-

Impairment allowance	-	(25,004,416)	-

Balance, end of year	$182,456	$-	$24,880,659

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

6.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2022	Additions for the year	Disposals for the year	Balance January 31, 2023

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(36,547)	(7,826)	-	(44,373)
Net book value	26,086	(7,826)	-	18,260

Office furniture and equipment
Value at Cost	23,397	-	(8,003)	15,394
Accumulated Depreciation	(22,931)	(54)	7,807	(15,178)
Net book value	466	(54)	(196)	216

Computer equipment
Value at Cost	97,620	-	(64,236)	33,384
Accumulated Depreciation	(97,238)	(160)	64,210	(33,188)
Net book value	382	(160)	(26)	196

Totals	$26,934	$(8,040)	$(222)	$18,672

	Balance February 1, 2021	Additions for the year	Disposals for the year	Balance January 31, 2022

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(25,366)	(11,181)	-	(36,547)
Net book value	37,267	(11,181)	-	26,086

Office furniture and equipment
Value at Cost	23,397	-	-	23,397
Accumulated Depreciation	(22,815)	(116)	-	(22,931)
Net book value	582	(116)	-	466

Computer equipment
Value at Cost	97,620	-	-	97,620
Accumulated Depreciation	(96,931)	(307)	-	(97,238)
Net book value	689	(307)	-	382

Totals	$38,538	$(11,604)	$-	$26,934

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

7.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital: 100,000,000 common shares without par value

During the year ended January 31, 2023, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2023, 850,000 stock options were granted (2022 – 3,025,000) at an averaged exercise price of $2.74 (2022 - $2.97).

During the year ended January 31, 2023, 700,000 stock options expired unexercised (2022 – 2,875,000) at an averaged exercise price of $3.00 (2022 - $1.49).

During the year ended January 31, 2023, no stock options were exercised (2022 – 50,000) at an exercise price of $nil (2022 - $3.00) for total proceeds of $nil (2022 - $150,000).

Stock option transactions are summarized as follows:

	2023		2022		2021
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	3,075,000	$2.90	2,975,000	$1.47	2,975,000	$1.47
Granted	850,000	$2.74	3,025,000	$2.97	700,000	$3.00
Expired	(700,000)	$3.00	(2,875,000)	$1.49	(700,000)	$3.00
Exercised	-	$-	(50,000)	$3.00	-	$-

Outstanding, end of year	3,225,000	$2.84	3,075,000	$2.90	2,975,000	$1.47

Options exercisable, end of year	3,225,000	$2.84	3,025,000	$2.90	2,975,000	$1.47

Weighted average remaining life of outstanding options granted in years		2.89		3.56		0.58

Weighted average fair value per option granted		$0.49		$1.32		$0.32

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

7.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2023:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

100,000	100,000	$1.00	June 26, 2023
700,000	700,000	$3.00	November 2, 2023
100,000	100,000	$2.00	February 23, 2026
2,175,000	2,175,000	$3.00	August 17, 2026*
150,000	150,000	$1.50	November 22, 2027

*   275,000 options expired unexercised on March 2, 2023 due to the death of the optionee

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2023 was $418,710 (2022 – $4,152,789; 2021 – $221,193) which has been recognized as option based payments.

Total option based payments recognized during the year ended January 31, 2023 was $432,895 (2022 – $4,138,604; 2021 – $221,193) which has been recorded in the statements of comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2023	2022	2021

Risk-free interest rate	3.82%	0.85%	0.24%
Expected life of options	1.70 years	4.08 year	1 year
Annualized volatility	167.44%	102.9%	98.41%
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding and exercisable at January 31 2023, 2022 and 2021.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

8.LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2023 does not include the nil (2022 - nil; 2021 - nil) warrants outstanding and the 3,225,000 (2022 - 3,075,000; 2021 - 2,975,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive. Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2023	2022	2021

Basic and diluted loss per common share	$(0.05)	$(2.05)	$(0.04)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,773,544	17,766,969

9.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2023			2022			2021
	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end
To a director for:
investor relations	$132,000	$333,918	$23,231	$132,000	$1,094,123	$12,919	$132,000	$221,193	$12,246
consulting (a)	1,125	-	-	5,400	158,060	-	675	-	-

To an officer (b)	41,787	-	7,625	39,225	355,836	1,549	40,725	-	1,732

	$174,912	$333,918	$30,856	$176,625	$1,608,019	$14,468	$173,400	$221,193	$13,978

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

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company. The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2023	2022	2021

Remuneration or fees	$183,412	$186,625	$184,400
Option based payments (non-cash item)	333,918	3,836,669	221,193
Total compensation for key management personnel	$517,330	$4,023,293	$405,593

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2023	2022	2021

Non-cash transactions were as follows:
exploration and evaluation asset
included in accounts payable	$23	$211	$-

11.INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes. The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of financial position and comprehensive loss for the years ended January 31, 2023, 2022 and 2021:

	2023	2022	2021

Loss before income taxes	$(903,039)	$(34,405,463)	$(643,227)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(243,821)	(9,289,475)	(173,671)

Differences resulting from:
Option based payments	116,882	1,117,423	59,722
Other items	1,939	3,052	1,949
Increase/(decrease) in deferred tax assets not recognized	125,000	8,169,000	112,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2023	2022	2021
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$11,258,000	$10,801,000	$10,369,000
Exploration and evaluation asset costs	34,926,000	34,926,000	5,089,000

Total Unrecognized deductible temporary differences not recognized	$46,184,000	$45,727,000	$15,458,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

11.INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,504
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645
2042	416,062
2043	457,565

Total	$11,258,210

Deferred tax assets have not been recognized in these financial statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

12.COMMITMENTS

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

13.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration. The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues. As at January 31, 2023 and 2022, the Company’s assets are all located in Canada (Notes 5 and 6).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

14.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, accounts receivable (excluding GST), accounts payable and accrued liabilities, amounts owing to related parties and reclamation deposits. Cash is recognized at fair value and subsequently measured at amortized cost. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments at January 31, 2023 are cash and cash equivalents in the amount of $543,204 (2022 - $1,172,393), recognized at fair value and subsequently measured at amortized cost.

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

As at January 31, 2023, the Company's financial liabilities were comprised of accounts payable and accrued liabilities and amounts owing to related parties which have a maturity of less than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2023 and 2022

14.FINANCIAL INSTRUMENTS & FINANCIAL RISK MANAGEMENT (cont’d)

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

15.CAPITAL MANAGEMENT

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

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended January 31, 2023.

16.SUBSEQUENT EVENT

Subsequent to the end of the period, 275,000 options expired unexercised due to the death of the optionee in 2022.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 31, 2023Signed: /s/ “John Plourde”

John Plourde,

President and CEO