Form 20-F
period 2024-01-31
Pacific Booker Minerals Inc.
filed 2024-05-31
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2024

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

The Company's auditor for fiscal 2024 and 2023 was DeVisser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender, Vancouver, British Columbia, Canada, V6C 1L6. The Company’s auditor for the fiscal year of 2022 was MNP LLP, Chartered Professional Accountants, Suite 2200 - 1021 West Hastings Street, Vancouver, British Columbia, Canada, V6E 0C3.

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

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st and the most recent twelve quarters, including the average rates for the period, and the range of high and low rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar for the six most recent months, and the range of high and low rates for these periods.

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rate

Period	Average	High	Low	Close

Year Ended 12/31/23	$ 1.35	$ 1.39	$ 1.31	$ 1.32
Year Ended 12/31/22	1.30	1.39	1.25	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28
Year Ended 12/31/19	1.32	1.36	1.30	1.30

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.33	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.29	1.25	1.25

Three Months Ended 12/31/21	$ 1.27	$ 1.29	$ 1.23	$ 1.28
Three Months Ended 9/30/21	1.26	1.29	1.23	1.27
Three Months Ended 6/30/21	1.23	1.26	1.20	1.24
Three Months Ended 3/31/21	1.27	1.28	1.24	1.26

April 2024		$ 1.38	$ 1.35	$ 1.37
March 2024		1.36	1.35	1.35
February 2024		1.36	1.34	1.36
January 2024		1.35	1.33	1.34
December 2023		1.36	1.32	1.32
November 2023		1.39	1.36	1.36

The Exchange Rate was $1.37 on April 30, 2024.

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

The Company Has Been Unsuccessful in its Efforts to Receive an Environmental Assessment Certificate on its Flagship Morrison Project which is Required to Proceed to the Construction and Operation of a Mine

In 2009, the Company completed its initial Environmental Assessment on the Morrison Project and submitted it to the British Columbia Environmental Assessment Office (“BCEAO”) for approval and issuance of the certificate. This certificate is required in order to apply for the various licenses and permits required to construct, operate, decommission, and reclaim a mine in British Columbia. That application for the project, as first proposed, was finally rejected in 2022 by the Province, with the statement that the Company could redesign the project and resubmit their application. The BCEAO has since advised the Company that the support of the Lake Babine Nation (“LBN”) is needed for their approval of the project. Since that time, the Company has been unsuccessful in getting the LBN to agree to meet with the Company’s representatives to discuss potential ideas that PBM has proposed to redesign the project. In 2012, the BCEAO concluded that the proposed project can be constructed, operated, maintained, and decommissioned without significant adverse biological, physical, or human health effects, including consideration of cumulative effects and that any residual effects are predicted to be of low magnitude, moderate duration, localized in geographic extent, and reversible over the long term following decommissioning. The LBN have disputed the conclusions of the environmental studies completed for the Environmental Assessment Certificate. The LBN refusal to meet has effectively given the LBN a veto over the project. The Company believes that it has no other option and is now exploring possible legal recourse against the Province and the LBN.  If the Company is unsuccessful in its legal efforts, or is unable to obtain the required Environmental Assessment Certificate, the Morrison Project will be unable to advance. The Company may ultimately write-off its entire investment in the project which is currently its sole focus of operations.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2024, the end of the Company’s most recent fiscal year, the Company had a deficit of $76,353,600. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The effects of a global pandemic may have a negative effect on the Company’s operations and financial condition

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,260 square feet and is currently $6,514 per month. The lease is in effect until January 31, 2027, and allows for an early termination with a 6 month notice and payment of one months rent as a penalty for early termination.  The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”. The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2024, the end of the most recent fiscal year, there were 16,816,969 common shares issued and outstanding.

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

In May 2024, the Company announced that all attempts to meet with the current leadership of the Lake Babine Nation (“LBN”), the closest indigenous people to the Company’s Morrison Project, have been unsuccessful. Officials in the BC Environmental Assessment Office have informed the Company that a new application would not be considered unless it was actively supported by the LBN. The Company believes it has exhausted all options to place the Morrison Project into production and is left with exploring all avenues of legal recourse against the Province and the LBN.

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

Mineral Claims and Land Title

The Morrison Property consists of various mineral claims which were formerly held as mining leases but reverted back to claim status in 2021. Due to the current uncertainties and the cost of maintaining the title to all of the currently held claims, PBM has decided to reduce its mineral titles to the claim that contains the orebody.  If the right to develop the mine is obtained, surface rights for the necessary infrastructure can be acquired. With the exception of the claims that are being abandoned, the claims are all currently in good standing, with the significant claim having an expiry date of May 2025. The claims may be extended each year either by providing proof of the required exploration expenditures or payments to the Province of British Columbia under the following schedule:

Work Requirement:

·$5 per hectare for anniversary years 1 and 2;

·$10 per hectare for anniversary years 3 and 4;

·$15 per hectare for anniversary years 5 and 6; and

·$20 per hectare for subsequent anniversary years

Cash-in-lieu of work:

·$10 per hectare for anniversary years 1 and 2;

·$20 per hectare for anniversary years 3 and 4;

·$30 per hectare for anniversary years 5 and 6; and

·$40 per hectare for subsequent anniversary years

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

·Wardrop Engineering Inc – to complete the Feasibility Study.

·Geo-Sim Services Inc – to update the NI43-101 compliant Resource Estimate.

·Nilsson Mine Services – to update the Open Pit Optimization and schedule.

·Rescan Environmental Services Ltd. – to complete the Environmental Assessment.

·SGS Canada Inc. – to complete the grinding and floatation test work and circuit design.

·Klohn Crippen Burger Ltd. – to complete the Geotechnical Engineering and Design for tailings and waste rock management, surface water management and infrastructure foundation design.

During fiscal 2007, work on the project included:

·Commenced work on the Open Pit Optimization. This work includes mine plan, resource reserves, mill size, equipment requirements, equipment costs, and haulage costs.

·Feasibility level Open Pit Geo-technical investigations, to provide the geo-technical information required for the feasibility level open pit slope design;

·Feasibility level Open Pit Slope Design, to determine the steepest practical slope angles for the open pit mine;

·Waste Management Site and Plant Site Geo-technical Investigations, to provide geo-technical information for the design of the Waste Management Facility and the proposed plant.

·Completed a waste management site alternative study.

·Geo-chemical analysis of geologic samples for Acid Base Accounting and assaying of samples for molybdenum.

·Commenced with metallurgical (grindability) testing.

·Additional Environmental Baseline Studies.

·Continued to develop the Decommissioning, Reclamation, and Closure Plan.

·Continued work to complete an NI 43-101 compliant Resource Estimate.

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

Cut- off grade was determined by combining mining, processing, disposal and overhead costs of the ore, as well as the Net Smelter Return ("NSR") from the concentrate produced. Estimates used include Operating Costs of CDN$8.15 per tonne milled over the life of the mine, and the overburden and waste total is 184.12 Mt for a strip ratio of 0.82:1. NSR cut-off-value is $CDN5.60/t, based upon the geo-spatial location of the ore within the mine design. The cut-off grade is determined when the cost of processing a block as ore equals the cost of handling the block as waste.

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

The Morrison Copper/Gold Project has been identified as a major natural resource project. The federal Major Projects Management Office ("MPMO") will track and monitor the progress of the Project through the federal EA and ensure service standards and timelines are met. On May 10, 2010, MPMO completed the Project Agreement and posted the document on their website: (http://www.mpmo.gc.ca/project-projet/morrison-

eng.php). The Agreement describes the federal review process and outlines the key roles, responsibilities and service standards required of the Proponent and federal agencies. The federal review includes environmental assessment, regulatory reviews, aboriginal engagement and consultation activities. Federal agencies signatory to the Agreement include: Canadian Environmental Assessment Agency, Natural Resources Canada, Fisheries and Oceans Canada, Environment Canada, Transport Canada and Indian and Northern Affairs Canada.

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

On May 23rd, the Company submitted its response to the Working Group comments received on April 29, 2014. The letter from the Company states “our technical response is contained in the enclosed report prepared by KCB with support from a number of Technical Experts. This letter will provide more general comments on the process to date and the relevant questions for your consideration.” It also states that “the Morrison Copper/Gold Project is located in a resource development area (not a protected area) within the Morice Land and Resource Management Plan, a component of British Columbia's land use strategy and signed by the BC Government in May 2007, which supports economic activities such as mining and forestry. It clearly states that mining is an encouraged economic activity in the region. Also, the Lake Babine Nation's 5-year Economic Development Plan, March 2012, supports mining within its' Traditional Territory.” The letter also commented that “The consistent theme is that the reviewers seem to want absolute certainty on all environmental matters before a Certificate can be issued. This represents a misunderstanding of the environmental assessment process and should not be allowed to influence your recommendation to the Ministers” and “many of the reviewers have taken the position that there are "uncertainties" that should lead to the denial of the Certificate. Very few things in life are absolutely certain, and decisions of this nature cannot be made on the basis of certainty but rather on the best independent scientific evidence of likelihood and consequence.” The EAO Assessment Report demonstrates that the Company's mitigation plan is sound and that there are no significant adverse effects. None of the comments by the current reviewers provide any new information to contradict this finding. PBM's Application was prepared by Qualified Professionals and the Company wishes to express a concern that some reviewers of PBM's submission to the September 2012 Reasons and Recommendation of the Executive Director may not be impartial reviewers, may not have reviewed all available documents and may not have exercised due care and attention in reviewing documents.

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

On June 24th, Dr. Weaver asked Environment Minister Heyman a question about the Morrison project in the BC Legislature. Dr. Weaver said: Given the extensive work undertaken by Pacific Booker Minerals to examine and reduce the environmental impact of the potential Morrison mine project and the potential economic benefit to the province, will this government commit to ensuring that the company receives a timely, unbiased review of the latest proposal, and in particular, is given clear instructions from your office so that it knows what boxes need to be ticked so that they can follow due process, rather than second-guessing certain people who haven’t made that very clear. For the video and transcript of the question and answer, see: http://www.andrewweavermla.ca/category/resource_development/mining

On July 28th, 2020, PBM requested a halt in trading because of an issue with a part of the area of the Morrison project site. Due to a misunderstanding of the COVID-19 protection order issued in March, the request for an extension of the lease was not made on time. The halt in trading was lifted July 30th. A notice was filed with Mineral Titles of PBM’s intention to appeal the expiry and a copy was sent to the owners of the overlying claim.

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

The reasons for decision can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/download/Morrison
%20Reasons%20for%20Decision%20of%20the%20Ministers%20-%20MGH%20signed_MBRsig20211202.pdf

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

Fiscal 2024 Work

On March 27, 2023, PBM sent another letter to LBN Chief Abraham by email asking that they allow us to update the Chief with respect to the project.  The letter stated that we have recently been informed by the BCEAO that if we still wish to pursue an application for the Morrison Project, we must go back to the very beginning of the application process. We were advised that we cannot make any progress in the application process unless we have the support of the LBN, which is a significant change from what we were originally told and what was indicated in 2009.  Considering that it will take time to get all the needed permits, the current time is ideal for PBM and the LBN to explore and agree on the full range of opportunities that can be derived from the development of the mine, and which would be available to the LBN, if we can first agree to allow the mine to be developed.  In the professional opinion of our consultant, Kent Zehr, the concerns expressed were entirely valid and could have been addressed much better and more completely than they were. Mr. Zehr has a number of suggestions for improvement of the previous project design and is prepared to discuss those proposals with the Chief or any designated representatives.  Also, we noted that the Foundation Agreement entered into by the Lake Babine Nation and respectfully suggested that perhaps the Lake Babine Nation and Pacific Booker could constitute one of the pilot projects as described in the agreement.  PBM stated that we have many ideas about how to address the LBN’s concerns, but the letter was more importantly, the first words in a new process of reconciliation between the modern, chastened, Pacific Booker, and the Lake Babine Nation.

On May 25, 2023, PBM received a letter from Chief Murphy Abraham addressed to our CEO.  He repeated his statement that "an open pit mine beside T'akh Tla'an Bin is inherently unacceptable because it would destroy a culturally and environmentally sensitive part of our territory and put our water and talok at risk, making the project unsustainable for Lake Babine."  He also states that there is no prospect of a strong working relationship between Lake Babine and Pacific Booker Minerals, and that they expect all proponents to respect their decision to protect this highly culturally and environmentally precious part of their yintah.  The letter stated that "successful projects will be those that align with the priorities and values of the most affected nations, and successful proponents will be those that develop respectful relationships with Indigenous nations and ultimately respect the decisions of Indigenous governments.  The letter also stated that "British Columbia is no longer a place to force mines on Indigenous nations in their core territory or to decide for them that a mine will be "mutually beneficial".  It is time to accept that Lake Babine will not work with PBM and will not allow an open pit mine beside T'akh Tla' an Bin."

At the end of June 2023, PBM responded to the May letter and asked that PBM not be accused of things we are not guilty of, stating that the only purpose for that kind of rhetoric is to increase the distance between two parties as at no time in our past has PBM tried to force the LBN (or any other Indigenous Nation) to accept a mine in their territory or to decide for them that a mine would be "mutually beneficial".  PBM again challenged the statement that the open pit mine would destroy an environmentally sensitive area and put the water and salmon at risk.  During the environmental assessment, the water and salmon received considerable attention and the opinion of the scientific professionals that studied the project does not support that statement.  We asked if the LBN truly believed that qualified scientific professionals would risk their professional reputation and thereby their livelihood, by falsifying the outcomes, just to benefit our company.  PBM stated that there have been misunderstandings on both sides and that we now have an opportunity to start fresh on a new working relationship with the restart of the EA process.

As we did not receive any response from the LBN, a decision was made to place an open letter advertisement in the Burns Lake (on July 19th) and Smithers (on July 20th) news papers.  The open letter provided some history of Morrison project, outlined some of the ideas that PBM has requested discussion of and stated that

PBM is open to discussion of any additional items that are a concern for the LBN.  PBM also provided the Company's point of view on the events that are behind the LBN statement that they "cannot trust a company that has litigated against us and that fought our application to participate in its judicial review about a project in the core of our Territory."  A copy of the open letter has been posted on our website on the Property tab and was disclosed by news release and sent to our news group.  The LBN have refused to meet but PBM will continue trying to arrange a meeting with the LBN.

On August 10, 2023, PBM's CEO wrote to the LBN Chief and stated "I understand that you have been very busy lately, with the fires in your area and your many duties as Chief but Pacific Booker Minerals ("PBM"), respectfully requests that the Lake Babine Nation ("LBN"), meet with us to allow an opportunity to hear the LBN concerns in person and to present the new ideas for improvement that we have discovered."  PBM again acknowledged that we did not address the concerns of the LBN as clearly as was needed for the LBN to understand that PBM does not wish to harm the territory or leave a lasting environmental hazard for their people and ours and also stated that we believe that constructing and operating a mine at Morrison Lake provides very significant opportunities to achieve financial security for many of the LBN people in addition to the direct benefits that accrue to the LBN itself.  We again stated that PBM is willing and that we believe meeting the highly respected and knowledgeable individuals assisting PBM, and engaging with them openly, will provide an opportunity to improve understanding on both sides.  We asked "Is the LBN willing to hear our new ideas and allow us the opportunity to show that we understand our obligations to the LBN? The BC Government has advised us that it is our duty to consult with the LBN, not theirs, as was the requirement in the past."

With no response from the LBN to our August letter, management decided to place another open letter in the Burns Lake and Houston (on Sept 13th) and Smithers (on Sept 14th) news papers.  This open letter provides information on the opportunities available to the local people if the Morrison project was allowed to proceed.  It also states that the willing cooperation of the LBN is needed to begin the process of bringing the Morrison project to production.  A copy of the open letter has been posted on our website on the Property tab and sent to our news group.

Receiving no response to the open letter, PBM decided to send another letter to Chief Abraham on November 2, 2023,  This letter stated that science clearly indicates there will be no lasting harm to the environment or to the salmon associated with the development of a mine at Morrison Lake, and that PBM believes all of the concerns expressed in the Lake Babine documents delivered more than ten years ago can be easily accommodated in a new mine design.  PBM has also have devised a method, intended to be written into legal standing in the necessary permits to build and operate the mine, that will allow the Lake Babine Nation unprecedented oversight and control of key aspects of the mining operation.  This letter also stated that PBM believes, that fairly or unfairly, the opposition to the Morrison project from the LBN is associated strictly with PBM and suggested that if the Lake Babine Nation were to partner with a mining company of their choice, that partnership could then purchase the shares of Pacific Booker, thereby removing Pacific Booker completely from the picture.

PBM did not receive a response from the LBN to the November 2nd letter.  PBM continued to focus on ways to secure a meeting, to lead to an agreement with the Lake Babine Nation to officially support the Morrison Project’s development.  PBM believes that this will offer lucrative financial gains to the local indigenous and nonindigenous people through employment and contracting opportunities.

Current and Anticipated Fiscal 2025 Work

On March 19, 2024, PBM sent another letter to the Lake Babine Nation (“LBN”) Chief by email, which has not been responded to by the LBN.  PBM stated our appreciation to the Chief for opening a direct line of communication to him which PBM used to communicate directly to the Chief.  PBM restated  our willingness to work to ensure our Morrison Project does no lasting harm to the land, the water, or the fish.  PBM also restated our willingness to modify the mine site design to accommodate most, if not all, of the LBN concerns.  The letter also repeated PBM's plan to introduce innovative approaches to management of all environmental areas that would ensure the involvement of the LBN and give them a direct voice and control over the outcomes of all environmental management activities.  The letter also repeated PBM's commitment to ensuring employment opportunities are available to the LBN people on a priority basis and stated that these offers have been made in the spirit of cooperation and respect for the values the LBN hold as we attempt to move forward together.

In closing, PBM reminded the LBN that the Company is also obligated to serve the interests of the shareholders, who have been very patient, after spending millions of dollars in advancing the Morrison Project.  PBM asked the LBN Chief to finally agree to meet with, and to assist PBM, to move the Morrison Project forward with LBN active cooperation so that all may benefit, together, from this significant opportunity.

On May 13th, PBM announced that it would seek legal avenues to address the lack of co-operation from the Lake Babine Nation.  Officials from the BC Environmental Assessment Office have informed PBM that a new application would not be considered unless the LBN actively support the process.  The LBN have ignored or dismissed out of hand all PBM requests to meet to resolve the disconnect between the LBN and PBM.  At this time, we believe we have no other options but to investigate legal action.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2025 will be CDN$40,000.

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

Exploration History

Tro- Buttle Exploration undertook a large scale soil sampling and magnetometer survey east of Morrison Lake on Hearne Hill. In 1967, while excavating a bulldozer trench on the most prominent anomaly on the western flank of Hearne Hill, a 1.5 meter boulder of brecciated rock cemented with chalcopyrite was unearthed. Based upon that discovery, Texas Gulf Sulphur optioned the property that year and undertook a systematic geological assessment of Hearne Hill. The program included 12 diamond drill holes totaling 1942 meters. Although drilling intersected only a small section of mineralized breccia, a low-grade porphyry deposit was partially delineated. As the copper grades were considered sub-economic, Texas Gulf declined to pay a large option payment and returned the property to Tro-Buttle in early 1968. Canadian Superior Exploration then acquired an option on the property and performed magnetometer, IP, geological and geochemical surveys, followed by a percussion drill program in 1969. Results were not sufficient for either Canadian Superior or Tro-Buttle to maintain the property, and the property reverted back to the government.

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

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2024 and 2023. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.34 as of January 31, 2024.

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

Results of Operations

Year Ended 1/31/2024 vs. Year Ended 1/31/2023

The net loss for the year ended January 31, 2024 was ($523,905), or ($0.03) per share, compared to a loss of ($903,039), or ($0.05) per share for the year ended January 31, 2023. The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) of ($42,090) compared to ($432,895) in the prior year, with the decrease due to fewer options granted; a decrease in Consulting Fees to ($900) from ($1,125), reflecting fees paid to Victor Eng for activities not related to the Morrison project; a decrease in Depreciation from ($8,040) to ($5,609) reflecting the depreciation on the declining balance of the truck; an increase in Director Fees from ($8,500) to ($11,500), reflecting increased number of meetings; a decrease in Filing and Transfer agent fees to ($25,404) from ($31,566), reflecting a decrease in costs for services provided; an increase in the loss on Foreign exchange to ($2,354) compared to a $10,662 gain in the prior year; an increase in Office and miscellaneous from ($12,049) to ($15,922), reflecting the costs related to the set up of the new office after the move; a decrease in Office Rent from ($97,746) to ($83,204) reflecting a decrease in the square footage rented rate in the new office; a decrease in Professional fees to ($61,911) compared to ($95,034) in the prior year, with the decrease due to lower legal and audit fees; an increase in Shareholder information and promotion costs to ($120,174) from ($69,797) in the prior year, with the increase mostly due to an awareness campaign on an overseas advertising firm; a decrease in Telephone to ($4,209) from ($5,667) in the prior year; an increase in Travel costs to ($21,036) from ($19,338); and an increase in Finance income to ($2,408) from ($278).

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

Critical judgments

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment. Assumptions are continually evaluated and are based on historical experience and expectations of future events that are believed to be reasonable under the circumstances.

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company. The Company assesses its equipment, vehicles and furniture for possible impairment, if there are events or changes in circumstances that indicate that the recorded carrying values of the assets may not be recoverable at every reporting period. Such indicators include changes in the Company’s business plans affecting the asset use and anticipated life and evidence of current physical damage.

Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106). The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus. Those assumptions include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements. Recovery of amounts indicated under exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

There are no new standards issued but not yet effective as of January 31, 2024, that are expected to have a material impact to the Company's financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2024, the end of the most recent fiscal year, was a deficit of $214,915. Subsequent to the year end through May 31, 2024, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants. Subsequent to the year end, PBM received a cash loan from a related party to ensure the ongoing operations. Budgeted amounts of $40,000 for the ongoing work on the Morrison project and fiscal 2024’s estimated General and Administrative expenses of $375,000 (of which approximately $4,000 are non cash items).

Although the Company expects to need to complete a private placement to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2024, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2025 when the Company proceeds with the next phase in the Morrison project. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2020	None	Nil	Nil	Nil

2021	None	Nil	Nil	Nil

2022	Option exercise	50,000	$ 3.00	$150,000

2023	None	Nil	Nil	Nil

2024	None	Nil	Nil	Nil

Year Ended January 31, 2024

The Company’s Working Capital as of January 31, 2024 was a deficit of $214,915. During the year, Operating Activities used cash of ($169,329). In addition to the fiscal year’s net loss of ($523,905), other non-cash charges included Share-based payments expense of ($42,090), and Amortization of ($5,609). Changes in non-cash working capital items included a decrease in Receivables of $1,162, decrease in Prepaids and Deposits of $1,294, increase in amounts owing to related parties of ($312,248), and decrease in Accounts Payable and Accrued Liabilities of $7,827. Investing Activities used cash of ($236,592) for Deferred Exploration on the Morrison Project. Financing Activities provided no cash.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2024 and 2023. The value of the Canadian Dollar in relationship to the US Dollar was $1.34 as of January 31, 2024.

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

Item 6. Directors, Senior Management and Employees

Table No. 6 lists as of May 17, 2024 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual General Meeting of Shareholders held on July 13, 2023, all the Directors were re-elected for the next year. All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	68	June 24, 2005
Victor Eng	64	July 22, 2015
John J. Plourde	80	December 30, 1999
Dr. Dennis Simmons	72	November 29, 2006
William F. Webster	80	June 24, 2005

Table No. 7 lists, as of May 17, 2024, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	80	December 16, 2013
Ruth Swan	Chief Financial Officer	67	April 20, 2006

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

At the Company’s Annual General Meeting of Shareholder’s held on July 13, 2023, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2023 (the “Plan”). The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers. The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2024 2023 2022	None None None	0 0 325,000	$4,000 $3,000 $2,500	None None None

John Plourde, Current CEO, President Director	2024 2023 2022	None None None	700,000 700,000 1,085,000	None None None	$132,000 (1) $132,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2024 2023 2022	None None None	0 0 230,000	N/A N/A N/A	$ 40,413 (2) $ 41,787 (2) $ 39,225 (2)

Victor Eng Director	2024 2023 2022	None None None	0 0 100,000	None None None	$ 900 (3) $ 1,125 (3) $ 5,400 (3)

Dr. Dennis Simmons, Director	2024 2023 2022	None None None	0 0 375,000	$3,500 $2,500 $1,500	None None None

Erik Tornquist* Former Director	2024 2023 2022	None None None	0 0 385,000	None None None	None None None

William Webster, Director	2024 2023 2022	None None None	0 0 50,000	$4,000 $3,000 $3,000	None None None

William Deeks* Former Director	2023 2022	None None	0 275,000	None $3,000	None None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to the Morrison project and consulting services related to overhead activities.
*	William Deeks passed away and ceased to be a director on March 2, 2022
*	Erik Tornquist retired on July 12, 2023

No funds were set aside or accrued by the Company during Fiscal 2024 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 17, 2024, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%
Common	Ruth Swan (2)	423,108	2.46%
Common	Gregory Anderson (3)	330,029	1.93%
Common	Victor Eng (4)	354,765	2.07%
Common	Dennis Simmons (5)	715,619	4.16%
Common	William Webster (6)	541,060	3.18%

	Total Directors/Officers	3,905,460	20.03%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.
(2)	Of these shares, 398,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 300,000 represent currently exercisable share purchase options.
(5)	Of these shares, 375,000 represent currently exercisable share purchase options.
(6)	Of these shares, 200,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 17, 2024 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 17, 2024, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 17, 2024 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2024 (2023 - $132,000, 2022 - $132,000) for Investor Relations activities.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2024.

Item 9. Offer and Listing of Securities

As of January 31, 2024, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,816,969 common shares issued and outstanding as of May 17, 2024.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada. Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2024, the shareholders' list for the Company's common shares showed 102 registered shareholders, including depositories, and 16,816,969 shares issued and outstanding. Of the total shareholders, 64 are resident in Canada holding 12,290,428 common shares representing 73.08% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,526,541, or 26.92% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2024	$ 0.59	$ 0.40	$ 0.56
March 2024	0.53	0.38	0.45
February 2024	0.52	0.41	0.45
January 2024	0.60	0.495	0.52
December 2023	0.80	0.55	0.61
November 2023	0.85	0.63	0.75

Three Months Ended 4/30/24	$ 0.59	$ 0.38	$ 0.56
Three Months Ended 1/31/24	0.85	0.495	0.52
Three Months Ended 10/31/23	0.88	0.50	0.75
Three Months Ended 7/31/23	0.78	0.54	0.61

Three Months Ended 4/30/23	$ 0.97	$ 0.49	$ 0.52
Three Months Ended 1/31/23	1.35	0.73	0.80
Three Months Ended 10/31/22	1.69	0.55	1.18
Three Months Ended 7/31/22	1.05	0.63	0.80

Three Months Ended 4/30/22	$ 4.15	$ 0.53	$ 0.99
Three Months Ended 1/31/22	4.99	2.19	4.00
Three Months Ended 10/31/21	2.75	2.12	2.30
Three Months Ended 7/31/21	3.75	1.75	2.40

Fiscal Year Ended 1/31/24	$ 0.97	$ 0.49	$ 0.52
Fiscal Year Ended 1/31/23	4.15	0.53	0.80
Fiscal Year Ended 1/31/22	4.99	1.73	4.00
Fiscal Year Ended 1/31/20	4.10	1.21	2.03
Fiscal Year Ended 1/31/19	1.50	0.65	1.41

Table No. 12 lists, as of May 17, 2024, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

LEGAL PROCEEDINGS

The Company knows of no active or currently pending proceedings against anyone that might materially adversely affect an interest of the Company.

In May 2024, the Company announced that it would seek legal avenues to address the lack of co-operation from the Lake Babine Nation (“LBN”) on the Company’s Morrison Project.  Officials from the BC Environmental Assessment Office have informed the Company that active support from the LBN is required to advance the project.  The Company believes they have no other options but to investigate potential legal actions.

Item 10. Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

No common shares were issued pursuant to a private placement or to the exercise of warrants or for the exercise of stock options in Fiscal 2024, ended January 31, 2024.

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

At the Company’s Annual General Meeting held on July 13, 2023, Shareholders approved a new Stock Option Plan dated 2023 (“The Plan”). Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,363,393 common shares. The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 17, 2024 as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, Director, former President and CEO	325,000	325,000	$ 3.00	August 17, 2026

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 3.00	November 6, 2024 August 17, 2026

Ruth Swan, Chief Financial Officer	130,000 168,000 100,000	130,000 168,000 100,000	$ 3.00 $ 1.00 $ 2.00	August 17, 2026 May 9, 2026 February 23, 2026

Victor Eng, Director	100,000 200,000	100,000 200,000	$ 3.00 $ 1.00	August 17, 2026 May 9, 2025

Dennis Simmons, Director	375,000	375,000	$ 3.00	August 17, 2026

William Webster, Director	200,000	200,000	$ 1.00	May 9, 2025

Total Officers and Directors (6 persons)	2,683,000
Total Employees and Consultants (3 persons)	650,000
Total Officers/Directors/Employees And Consultants	3,333,000

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

3.Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

4.Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.Agreement between the Company and Noranda (Now Glencore) on the Morrison Property dated April 19, 2004.

7.2023 Stock Option Incentive Plan.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2023 Stock Option Plan, which is filed as an exhibit to this 2024 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2024. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2024, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2024.

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

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, DeVisser Gray LLP, Chartered Professional Accountants, for Fiscal 2024 and 2023 and its former auditors, MNP LLP, Chartered Professional Accountants, for Fiscal 2022.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2024	Fiscal Year Ended January 31, 2023	Fiscal Year Ended January 31, 2022

Audit Fees	$ 17,000	$ 25,000	Nil
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil

Former Auditor:
Audit Fees	Nil	$ 9,927	$ 30,000
Audit Related Fees	Nil	5,282	1,260
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 17,000	$ 40,209	$ 31,260

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F. Change in Registrant's Certifying Accountant

Not Applicable

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not Applicable

Item 16J.  Insider Trading Policies

The Company’s Code of Ethics prohibits staff members from trading in the Company’s stock on information that has not been released to the public.  The Company has not adopted insider trading policies and procedures governing the purchase or sale of the Company’s stock by directors, management or employees except for the prohibition contained in the Code of Ethics. The Board of Directors believes that providing insiders and employees with guidance and education of the governing securities regulations, particularly those of the British Columbia Securities Commission and the TSX Venture Exchange, is sufficient to promote compliance with applicable insider trading laws.

Item 16K.  Cybersecurity

Risk Management and Strategy

The Company currently manages our cybersecurity risk through our IT consultants in a variety of practices that are applicable to all users of our information technology and information assets, including our employees, vendors and contractors.  The Company uses a combination of technology and monitoring to promote security awareness and prevent security incidents, including network and passwords protocols, third party firewalls, and antivirus protections.

We have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The Board of Directors is responsible for overseeing risks related to cybersecurity.  The Company's senior management of the President and Chief Financial Officer are responsible for assessing and managing risks and incidents relating to cybersecurity threats. They report any material findings and recommendations, if any, to the Board of Directors.

Part III

Item 17. Financial Statements

The Company has provided financial statements pursuant to ITEM #18.

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2024 and 2023.

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

Audited Financial Statements

Independent Auditors Report, dated May 27, 2024

Balance Sheets at January 31, 2024 and January 31, 2023.

Statements of Operations for the years ended January 31, 2024, 2023, and 2022.

Statements of Cash Flows for the years ended January 31, 2024, 2023, and 2022.

Notes to Financial Statements

(B) Index to Exhibits:

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2.	Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3.	Voting Trust Agreements – N/A
4.	Material Contracts (All previously filed)

1.	Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration (now Glencore) dated October 22, 1997.
2.	Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.
3.	Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.
4.	Agreement between the Company and John Paul Stevenson dated November 23, 1998.
5.	Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.
6.	Agreement between the Company and Noranda (now Glencore) on the Morrison Property dated April 19, 2004.
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other documents Copy of 2023 Stock Option Plan
11.	Code of Ethics
Filed on Form 6-K on May 22, 2013
12.	Certifications

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

YEAR ENDED JANUARY 31, 2024

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

De Visser Gray LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders at the annual meeting to audit the financial statements and report directly to the shareholders via their report which follows.  The external auditors have full and free access to meet periodically (and separately with) the Audit Committee and management to discuss the audit findings.

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

May 27, 2024

    "John Plourde"     "Ruth Swan"

Chief Executive OfficerChief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2024 and 2023, and the statements of comprehensive loss, changes in equity and cash flows for the years ended January 31, 2024 and 2023, and related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2024 and 2023 and its financial performance and its cash flows for the years ended January 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) in the financial statements, the Company has incurred losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

May 27, 2024

We have served as the Company’s auditor since 2023.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2024 AND 2023

	2024	2023

ASSETS

Current assets
Cash and cash equivalents	$137,283	$543,204
Receivables	1,593	2,755
Prepaid expenses and deposits	11,146	12,440

	150,022	558,399

Exploration and evaluation assets (Note 5)	419,046	182,456
Equipment, vehicles and furniture (Note 6)	13,063	18,672
Reclamation deposits	123,600	123,600

Total assets	$705,731	$883,127

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$21,833	$29,662
Amounts owing to related parties (Note 9)	343,104	30,856

	364,937	60,518

Shareholders' equity
Share Capital (Note 7)	54,452,511	54,452,511
Contributed surplus (Note 7)	22,241,883	22,199,793
Deficit	(76,353,600)	(75,829,695)

	340,794	822,609

Total liabilities and shareholders’ equity	$705,731	$883,127

Going concern:  Note 2(b)

Commitment:  Note 12

Subsequent Event:  Note 16

Approved by the Board of Directors and authorized for issue on May 27, 2024:

"Greg Anderson"	"John Plourde"
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024, 2023 AND 2022

	2024	2023	2022

OPERATING EXPENSES
Consulting fees – related party (Note 9)	$900	$1,125	$900
Consulting fees - Option based payments (Note 7 & 9)	-	98,977	459,995
Depreciation	5,609	8,040	11,604
Directors fees	11,500	8,500	10,000
Directors fees - Option based payments (Note 7 & 9)	-	-	2,228,650
Filing and transfer agent fees	25,404	31,566	25,062
Foreign exchange (gain)loss	2,354	(10,662)	1,520
Finance income	(2,408)	(278)	(990)
Investor relations – related party (Note 9)	132,000	132,000	132,000
Investor relations - Option based payments (Note 7 & 9)	42,090	333,918	1,094,123
Loss on disposal of equipment, vehicles and furniture	-	222	-
Office and miscellaneous	15,922	12,049	9,280
Office rent	83,204	97,746	91,917
Professional fees (Note 9)	61,911	95,034	95,434
Professional fees - Option based payments (Note 7 & 9)	-	-	355,836
Shareholder information and promotion	120,174	69,797	41,987
Telephone	4,209	5,667	5,045
Travel	21,036	19,338	6,184
Wages and benefits	-	-	-
Impairment allowance-mineral interests (Note 5)	-	-	4,832,500
Impairment allowance-deferred E&E costs (Note 5)	-	-	25,004,416

Net loss and comprehensive loss for the year	$(523,905)	$(903,039)	$(34,405,463)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,773,544

Basic and diluted loss per share (Note 8)	$(0.03)	$(0.05)	$(2.05)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2024, 2023 AND 2022

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2021	16,766,969	$54,223,481	$17,707,324	$(40,521,193)	$31,409,612
Options exercised	50,000	150,000	-	-	150,000
Option based payments reclassified upon exercise	-	79,030	(79,030)	-	-
Option based payments	-	-	4,138,604	-	4,138,604
Net loss for the year	-	-	-	(34,405,463)	(34,405,463)

Balance, January 31, 2022	16,816,969	$54,452,511	$21,766,898	$(74,926,656)	$1,292,753
Option based payments	-	-	432,895	-	432,895
Net loss for the year	-	-	-	(903,039)	(903,039)

Balance, January 31, 2023	16,816,969	$54,452,511	$22,199,793	$(75,829,695)	$822,609
Option based payments	-	-	42,090	-	42,090
Net loss for the year	-	-	-	(523,905)	(523,905)

Balance, January 31, 2024	16,816,969	$54,452,511	$22,241,883	$(76,353,600)	$340,794

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024, 2023 AND 2022

	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(523,905)	$(903,039)	$(34,405,463)
Items not affecting cash:
Depreciation	5,609	8,040	11,604
Loss on disposal of equipment, vehicles and furniture	-	222	-
Option based payments	42,090	432,895	4,138,604
Impairment allowances	-	-	29,836,916

Changes in non-cash working capital items:
(Increase)/decrease in receivables	1,162	317	(1,105)
Decrease in prepaids and deposits	1,294	1,132	70,554
Increase/(decrease) in accounts payable and accrued liabilities	(7,827)	(2,500)	13,037
Increase in amounts owing to related parties	312,248	16,388	490

Net cash used in operating activities	(169,329)	(446,545)	(335,363)

CASH FLOWS FROM FINANCING ACTIVITIES

Options exercised	-	-	150,000

Net cash provided by financing activities	-	-	150,000

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs (net of recovery)	(236,592)	(182,644)	(123,546)

Net cash used in investing activities	(236,592)	(182,644)	(123,546)

Change in cash and cash equivalents during the year	(405,921)	(629,189)	(308,909)

Cash and cash equivalents, beginning of year	543,204	1,172,393	1,481,302

Cash and cash equivalents, end of year	$137,283	$543,204	$1,172,393

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statement

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

2.BASIS OF PRESENTATION

(a)Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2024, 2023 and 2022 and financial position as at January 31, 2024 and 2023.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2024 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual financial statements for issue on May 27, 2024.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statements of financial position.  These material uncertainties cast significant doubt on the Company's ability to continue as a going concern.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2024	2023	2022

Working capital (deficiency)	$ (214,915)	$ 497,881	$ 1,142,219
Loss for the year	(523,905)	(903,039)	(34,405,463)
Deficit	(76,353,600)	(75,829,695)	(74,926,656)

(c)Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The material accounting policies adopted by the Company are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

The Company has determined that it has no additional restoration obligations as at January 31, 2024.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

The weighted average number of common shares outstanding for the year ended January 31, 2024 does not include the 2,465,000 (2023 – 3,225,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

(k)Financial instruments

The Company recognizes all financial assets initially at fair value and classifies them into one of the following measurement categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost, as appropriate.

Financial liabilities are initially recognized at fair value and classified as either FVTPL or amortized cost, as appropriate.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

(m)Leases

Leasing activity for the Company typically involves the lease of office space.  For the fiscal year ended January 31, 2024, the Company held a twelve month rental lease for the office premises space.  The payments made under the rental contract total $77,280 (2023 - $93,406) for the fiscal year.  This amount is included in office rent on the statement of comprehensive loss.

The Company has signed a 36 month rental agreement commencing February 1, 2024, for the current office space for the fiscal years up to and including January 31, 2027.  The lease has an early termination provision after 18 months with a penalty equal to one month's rent required upon early termination.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

Indication of Impairment

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment Certificate ("EAC") in February 2022.  The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the assets.  Accordingly, the Company made an allowance for the full amount that had been capitalized as both acquisition and deferred exploration costs.

The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

Prior to January 31, 2022, the Company had capitalized and continued to defer its historic exploration and evaluation costs incurred on the basis that no clear indicators of impairment existed.

During the 2023 fiscal year, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these are clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year, and in the context of the inherent uncertainty associated with the project's current fair value.  On this basis, management is of the view that, as at January 31, 2024, no impairment indicators apply specifically in respect to the current carrying value of the property.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims (cont’d)

Continuity of acquisition cost

Morrison claims, Canada	2024	2023	2022

Balance, beginning of year	$-	$-	$4,832,500

Impairment Allowance	-	-	(4,832,500)

Balance, end of year	$-	$-	$-

Continuity of exploration costs

Morrison claims, Canada	2024	2023	2022

Balance, beginning of year	$182,456	$-	$24,880,659

Exploration and evaluation costs
Additions
Staking and recording	233,429	178,706	88,020
Environmental
Geological and geophysical	-	-	2,300
Sub-contracts and labour	3,161	3,323	-
Supplies and general	-	100	-
Travel	-	327	-
Scoping/Feasibility study
Sub-contracts and labour	-	-	24,211
Sub-contracts and labour-related parties	-	-	4,500
Travel	-	-	4,726

Total exploration and evaluation costs for the year	236,590	182,456	123,757

Impairment allowance	-	-	(25,004,416)

Balance, end of year	$419,046	$182,456	$-

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

6.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2023	Additions for the year	Disposals for the year	Balance January 31, 2024

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(44,373)	(5,478)	-	(49,851)
Net book value	18,260	(5,478)	-	12,782

Office furniture and equipment
Value at Cost	15,394	-	-	15,394
Accumulated Depreciation	(15,178)	(43)	-	(15,221)
Net book value	216	(43)	-	173

Computer equipment
Value at Cost	33,384	-	-	33,384
Accumulated Depreciation	(33,188)	(88)	-	(33,276)
Net book value	196	(88)	-	108

Totals	$18,672	$(5,609)	$-	$13,063

	Balance February 1, 2022	Additions for the year	Disposals for the year	Balance January 31, 2023

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(36,547)	(7,826)	-	(44,373)
Net book value	26,086	(7,826)	-	18,260

Office furniture and equipment
Value at Cost	23,397	-	(8,003)	15,394
Accumulated Depreciation	(22,931)	(54)	7,807	(15,178)
Net book value	466	(54)	(196)	216

Computer equipment
Value at Cost	97,620	-	(64,236)	33,384
Accumulated Depreciation	(97,238)	(160)	64,210	(33,188)
Net book value	382	(160)	(26)	196

Totals	$26,934	$(8,040)	$(222)	$18,672

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

7.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the years ended January 31, 2024 and 2023, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2024, 700,000 stock options were granted (2023 – 850,000) at an averaged exercise price of $3.00 (2023 - $2.74).

During the year ended January 31, 2024, 1,460,000 stock options expired unexercised (2023 – 700,000) at an averaged exercise price of $2.86 (2023 - $3.00).

During the year ended January 31, 2024, no stock options were exercised (2023 – nil).

Stock option transactions are summarized as follows:

	2024		2023		2022
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	3,225,000	$2.84	3,075,000	$2.90	2,975,000	$1.47
Granted	700,000	$3.00	850,000	$2.74	3,025,000	$2.97
Expired	(1,460,000)	$2.86	(700,000)	$3.00	(2,875,000)	$1.49
Exercised	-	$-	-	$-	(50,000)	$3.00

Outstanding, end of year	2,465,000	$2.87	3,225,000	$2.84	3,075,000	$2.90

Options exercisable, end of year	2,465,000	$2.87	3,225,000	$2.84	3,025,000	$2.90

Weighted average remaining life of outstanding options granted in years		2.10		2.89		3.56

Weighted average fair value per option granted		$0.06		$0.49		$1.32

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

7.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2024:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

700,000	700,000	$ 3.00	November 6, 2024
100,000	100,000	$ 2.00	February 23, 2026
1,515,000	1,515,000	$ 3.00	August 17, 2026
150,000	150,000	$ 1.50	November 22, 2027

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2024 was $42,090 (2023 – $418,710; 2022 – $4,152,789) which has been recognized as option based payments.

Total option based payments recognized during the year ended January 31, 2024 was $42,090 (2023 – $432,895; 2022 – $4,138,604) which has been recorded in the statements of comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2024	2023	2022

Risk-free interest rate	4.45%	3.82%	0.85%
Expected life of options	1 year	1.70 years	4.08 years
Annualized volatility	97.27%	167.44%	102.9%
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding and exercisable at January 31 2024, 2023 and 2022.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

8.LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2024 does not include the nil (2023 - nil; 2022 - nil) warrants outstanding and the 2,465,000 (2023 - 3,225,000; 2022 - 3,075,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2024	2023	2022

Basic and diluted loss per common share	$ (0.03)	$ (0.05)	$ (2.05)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,773,544

9.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2024			2023			2022
	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end
To a director for:
investor relations	$ 132,000	$ 42,090	$ 319,702	$ 132,000	$ 333,918	$ 23,231	$ 132,000	$ 1,094,123	$ 12,919
consulting (a)	900	-	-	1,125	-	-	5,400	158,060	-

To an officer of the company (b)	40,413	-	23,402	41,787	-	7,625	39,225	355,836	1,549

	$ 173,313	$ 42,090	$ 343,104	$ 174,912	$ 333,918	$ 30,856	$ 176,625	$ 1,608,019	$ 14,468

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

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2024	2023	2022

Remuneration or fees	$ 184,813	$ 183,412	$ 186,625
Option based payments (non-cash item)	42,090	333,918	3,836,669
Total compensation for key management personnel	$ 226,903	$ 517,330	$ 4,023,293

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

10.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2024	2023	2022

Non-cash transactions were as follows:
exploration and evaluation asset
included in accounts payable	$ 21	$ 23	$ 211

11.INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of financial position and comprehensive loss for the years ended January 31, 2024, 2023 and 2022:

	2024	2023	2022

Loss before income taxes	$(523,905)	$(903,039)	$(34,405,463)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(141,454)	(243,821)	(9,289,475)

Differences resulting from:
Option based payments	11,364	116,882	1,117,423
Other items	90	1,939	3,052
Change in deferred tax assets not recognized	130,000	125,000	8,169,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2024	2023	2022
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$ 11,735,000	$ 11,258,000	$ 10,801,000
Exploration and evaluation asset costs	34,926,000	34,926,000	34,926,000

Total Unrecognized deductible temporary differences not recognized	$ 46,661,000	$ 46,184,000	$ 45,727,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

11.INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,504
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645
2042	416,062
2043	457,565
2044	477,091

Total	$11,735,301

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

13.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2024 and 2023, the Company’s assets are all located in Canada (Notes 5 and 6).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

The Company’s financial instruments at January 31, 2024 are cash and cash equivalents in the amount of $137,283 (2023 - $543,204), recognized at fair value and subsequently measured at amortized cost.

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

As at January 31, 2024, the Company's financial liabilities were comprised of accounts payable and accrued liabilities and amounts owing to related parties which have a maturity of less than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2024 and 2023

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2024.

16.SUBSEQUENT EVENT

Subsequent to the end of the period, the Company granted 700,000 options with an exercise price of $1.00 for a 1 year period and 168,000 options with an exercise price of $1.00 for a 2 year period.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 30, 2024	Signed: /s/ “John Plourde”
John Plourde,
President and CEO