Form 20-F
period 2025-01-31
Pacific Booker Minerals Inc.
filed 2025-06-02
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
John Joseph Plourde	President, CEO and Director	#1203 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1203 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1038, Mesa, AZ 85209-3822

Victor Eng	Director	6710 Blackcomb Way Vernon, BC V1B OA3

Dennis Simmons	Director	599 Lake Creek Circle The Villages Okahumpka, FL 34762

William F. Webster	Director	1729 East Tower, 400 Walmer Road, Toronto, ON M5P 2X7

The Company's auditor for fiscal 2025, 2024 and 2023 was DeVisser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender, Vancouver, British Columbia, Canada, V6C 1L6.

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rate

Period	Average	High	Low	Close

Year Ended 12/31/24	$ 1.37	$ 1.44	$ 1.33	$ 1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28
Year Ended 12/31/20	1.34	1.45	1.27	1.28

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

Three Months Ended 12/31/22	$ 1.35	$ 1.39	$ 1.33	$ 1.35
Three Months Ended 9/30/22	1.32	1.38	1.27	1.38
Three Months Ended 6/30/22	1.28	1.31	1.25	1.29
Three Months Ended 3/31/22	1.26	1.30	1.24	1.25

April 2025		$ 1.43	$ 1.38	$ 1.38
March 2025		1.45	1.43	1.44
February 2025		1.46	1.42	1.44
January 2025		1.45	1.43	1.45
December 2024		1.44	1.40	1.44
November 2024		1.41	1.39	1.40

The Exchange Rate was $1.38 on April 30, 2025.

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

Risks Associated with Financing the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended January 31, 2025. The qualification was included as a result of the Company having incurred losses and negative cash flows from operations since inception, and the need to obtain additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2025, the end of the Company’s most recent fiscal year, the Company had a deficit of $76,986,773. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,260 square feet and is currently $6,511 per month. The lease is in effect until January 31, 2027, and allows for an early termination with a 6 month notice and payment of one months rent as a penalty for early termination.  The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”. The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2025, the end of the most recent fiscal year, there were 16,816,969 common shares issued and outstanding.

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

Morrison Project

The Morrison Project is a copper/gold exploration project covering an area of approximately 941.67 hectares in British Columbia, Canada. Morrison is subject to a purchase agreement between the Company and Glencore where the Company can acquire a 100% interest in the Morrison property. Under the acquisition agreement, the Company has made all the required cash payments to Glencore (previously Falconbridge) and is only required to issue Glencore 250,000 additional common shares upon commencement of commercial production.

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

With the coming into force of the Impact Assessment Act on August 28, 2019, the federal environmental assessment of the Morrison Copper-Gold Project under the Canadian Environmental Assessment Act (CEAA 1992) has now been terminated. Due to the refusal of the BC Environmental Assessment Certificate in October 2012, the Federal timeline was paused by a request for information regarding how the Company intended to address the concerns identified in that decision. To advance the Project, the Company is now required to submit an initial Project Description to the Agency. Any relevant information gathered for the environmental assessment under CEAA rules may be used to inform any process steps under the IAA. PBM intends to submit a description of the Project in accordance with the requirements of the IAA and intends on referencing the relevant information gathered for the EA to inform any process steps under the IAA.

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

On March 5, 2020, Dr. Andrew Weaver, MLA, directed a question to Bruce Ralston, the Minister of Energy, Mines and Petroleum Resources, during Question Period in the Legislative Assembly of British Columbia. Dr. Weaver asked about the regulatory inconsistencies facing the Morrison mine project Dr. Weaver’s website states “I was not particularly impressed with the Minister’s response to my questions. I intend to explore this issue further in the coming weeks.”

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

https://projects.eao.gov.bc.ca/api/public/document/60c7bd5d1260100023babd02/download/Letter-from-PBM-March%2011%202021-signed.pdf

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

PBM received the final draft of the EAO document as an "FYI" by email on October 18, 2021. It has been posted on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/61aa79ea361161002231d4fb/download/
Morrison_ChangetoFurtherAssessment_2211103_FINAL.pdf

On December 2nd, the Minister's decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002). The order can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa7c7c361161002231d54d/download/
Morrison_Order%20Further%20Assessment_MGH%20Signed_MBRsig_20211202.pdf

The reasons for decision can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/download/
Morrison%20Reasons%20for%20Decision%20of%20the%20Ministers%20%20MGH%20
signed_BRsig20211202.pdf

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

On February 7th at approximately 1pm, PBM was contacted by the EAO by phone and advised that the decision would be posted after 2pm. PBM was not advised of the content of the decision before it was posted publicly. The Lake Babine Nation was prepared and issued their news release promptly. Some of the media coverage of the decision stated again that "Morrison Lake produces the second-largest number of sockeye salmon in BC and is at the headwaters of the Skeena River". Neither of those statements is correct. Verna Power, who holds the Natural Resources Portfolio for the Lake Babine Nation, was quoted as saying that the Morrison project is "finally dead". But according to the letter signed by the Minister, the Environmental Assessment Act allows PBM to submit another proposal based on a new project design.

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

On May 25, 2023, PBM received a letter from Chief Murphy Abraham addressed to our CEO.  He repeated his statement that "an open pit mine beside T'akh Tla'an Bin is inherently unacceptable because it would destroy a culturally and environmentally sensitive part of our territory and put our water and talok at risk, making the project unsustainable for Lake Babine."  The letter stated that "successful projects will be those that align with the priorities and values of the most affected nations, and successful proponents will be those that develop respectful relationships with Indigenous nations and ultimately respect the decisions of Indigenous governments.”

At the end of June 2023, PBM responded to the May letter.  PBM again challenged the statement that the open pit mine would destroy an environmentally sensitive area and put the water and salmon at risk.  During the environmental assessment, the water and salmon received considerable attention and the opinion of the scientific professionals that studied the project does not support that statement.  PBM stated that there have been misunderstandings on both sides and that we now have an opportunity to start fresh on a new working relationship with the restart of the EA process.

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

Due to the current uncertainties and the cost of maintaining the title to all of the currently held claims, PBM decided to reduce its mineral titles to the claim that contains the orebody.  If the right to develop the mine is obtained, surface rights for the necessary infrastructure can be acquired.  Recording done in May 2024 has the key claim in good standing to May 25, 2025.

On May 13th, PBM announced that it would seek legal avenues to address the lack of co-operation from the Lake Babine Nation.  Officials from the BC Environmental Assessment Office have informed PBM that a new application would not be considered unless the LBN actively support the process.

An individual who not connected to the LBN requested a meeting with PBM and advised that there was a "path forward" with the LBN.  At about the same time, another individual made arrangements for a Zoom meeting between the Company and the LBN CEO.  That meeting went well and a follow up meeting was discussed.

Unofficial communications via go-betweens continued and based on those events, the Company decided to postpone any additional steps in regards to legal recourse and allowed additional time for meeting(s) to take place.

The follow up meeting with the LBN CEO did not take place and is not expected to, as that individual is no longer employed by the LBN.  A meeting between PBM and the LBN Chief has also been discussed but no date has been confirmed yet.  There had been no direct contact between the LBN Chief and PBM by the end of the period under discussion.

Unofficial communications via go-betweens continued but no indication of a date for the follow up meeting has been confirmed.

PBM's consultant, Kent Zehr, has been investigating the presence of strategic minerals in the assays from the Morrison project and has indicated that some are present in the assay results.  The analysis showed the presence of 7 elements from the Critical Minerals list.  The metals that were present include Barium, Chromium, Gallium, Magnesium, Manganese, Molybdenum, Scandium and Vanadium.  Most of these elements show in ppm (parts per million) which is equal to one gram per tonne.  It must be recognized that the presence of an element in the assays is not an indication that it will be a commercially recoverable metal.  Metallurgical testing would be required to provide guidance on the value to the project.  This testing has not yet been done.

In January, PBM had a visit by a member of the Yekooche Nation.  While he was in the office, he requested copies of agreements/correspondence between PBM and the Yekooche Nation, that related to the Morrison project.  The requested copies were forwarded by email.  Also in January, PBM met twice with a representative for the Lake Babine Nation.  These meetings were very friendly and informative.

Current and Anticipated Fiscal 2026 Work

In early March, PBM’s CEO met with the LBN Chief in Vancouver for a breakfast meeting.  Further meetings were discussed.

In April, PBM was able to provide some information to the individual that is working for the Chief on Economic Development improvements for the LBN.

Recording done in May 2025 has the Morrison claim in good standing to May 25, 2026.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2026 will be CDN$50,000.  If agreement with the LBN is reached, then the Company estimates that it will spend $500,000.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2025 and 2024. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.45 as of January 31, 2025.

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

Results of Operations

Year Ended 1/31/2025 vs. Year Ended 1/31/2024

The net loss for the year ended January 31, 2025 was ($633,173), or ($0.04) per share, compared to a loss of ($523,905), or ($0.03) per share for the year ended January 31, 2024. The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($223,384) compared to ($42,090) in the prior year, with the increase due to more options granted; an increase in Consulting Fees to ($40,000) from ($900), reflecting fees paid to an outside consultant that provided assistance in the matter of First Nations communications with no fees paid to Victor Eng for activities in 2025; a decrease in Depreciation from ($5,609) to ($5,474) reflecting the depreciation on the declining balance of the truck, offset by an increase in depreciation from the purchase of new equipment; a decrease in Director Fees from ($11,500) to ($8,500), reflecting the decrease in the number of meetings; an increase in Filing and Transfer agent fees to ($27,893) from ($25,404), reflecting an increase in costs for services provided; an increase in the gain on Foreign exchange to ($675) compared to a $2,354 loss in the prior year; a decrease in Office and miscellaneous from ($15,922) to ($7,530), reflecting the costs related to the set up of the new office after the move in February 2023; an increase in Office lease and rental costs from ($83,204) to ($87,172) reflecting a the impact of the IFRS 16 calculated method and a slight increase in the square footage rented rate in the new office; an increase in Professional fees to ($73,376) compared to ($61,911) in the prior year, with the increase due to higher audit fees related to the US PCAOB requirements; a decrease in Shareholder information and promotion costs to ($5,717) from ($120,174) in the prior year, with the decrease mostly due to an awareness campaign on an overseas advertising firm in 2023; a decrease in Telephone to ($4,158) from ($4,209) in the prior year; an increase in Travel costs to ($22,209) from ($21,036); an increase in Finance income to ($3,569) from ($2,408); and an increase in Loss on disposal of equipment, vehicles and furniture to ($3) from ($nil).

Year Ended 1/31/2024 vs. Year Ended 1/31/2023

The net loss for the year ended January 31, 2024 was ($523,905), or ($0.03) per share, compared to a loss of ($903,039), or ($0.05) per share for the year ended January 31, 2023. The decreased loss in the current year included a decrease in Share based payment expense (previously called Stock-based Compensation expense) of

($42,090) compared to ($432,895) in the prior year, with the decrease due to fewer options granted; a decrease in Consulting Fees to ($900) from ($1,125), reflecting fees paid to Victor Eng for activities not related to the Morrison project; a decrease in Depreciation from ($8,040) to ($5,609) reflecting the depreciation on the declining balance of the truck; an increase in Director Fees from ($8,500) to ($11,500), reflecting increased number of meetings; a decrease in Filing and Transfer agent fees to ($25,404) from ($31,566), reflecting adecrease in costs for services provided; an increase in the loss on Foreign exchange to ($2,354) compared to a $10,662 gain in the prior year; an increase in Office and miscellaneous from ($12,049) to ($15,922), reflecting the costs related to the set up of the new office after the move; a decrease in Office Rent from ($97,746) to ($83,204) reflecting a decrease in the square footage rented rate in the new office; a decrease in Professional fees to ($61,911) compared to ($95,034) in the prior year, with the decrease due to lower legal and audit fees; an increase in Shareholder information and promotion costs to ($120,174) from ($69,797) in the prior year, with the increase mostly due to an awareness campaign on an overseas advertising firm; a decrease in Telephone to ($4,209) from ($5,667) in the prior year; an increase in Travel costs to ($21,036) from ($19,338); and an increase in Finance income to ($2,408) from ($278).

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

Recently adopted accounting standards, and accounting standards issued but not yet effective

There are no new standards issued but not yet effective as of January 31, 2025, that are expected to have a material impact to the Company's financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2025, the end of the most recent fiscal year, was a deficit of $664,272. Subsequent to the year end through May 31, 2025, the Company has not issued any common shares pursuant to a private placement or to the exercise of stock options or to the exercise of warrants. Subsequent to the year end, the Company received a cash loan from a related party to ensure the ongoing operations. Budgeted amounts of $50,000 for the ongoing work on the Morrison project and fiscal 2026’s estimated General and Administrative expenses of $400,000, of which approximately $5,000 are non cash items.

Although the Company expects to need to complete a private placement to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2025, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2026 when the Company proceeds with the next phase in the Morrison project. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2021	None	Nil	Nil	Nil

2022	Option exercise	50,000	$ 3.00	$150,000

2023	None	Nil	Nil	Nil

2024	None	Nil	Nil	Nil

2025	None	Nil	Nil	Nil

Year Ended January 31, 2025

The Company’s Working Capital as of January 31, 2025 was a deficit of $703,010. During the year, Operating Activities provided cash of $11,776. In addition to the fiscal year’s net loss of ($633,173), other non-cash charges included Share-based payments expense of ($223,384), depreciation on Right of Use assets of $39,536, deemed interest on lease of $11,068, Amortization of ($5,474) and Loss on disposal of equipment, vehicles and furniture of $3. Changes in non-cash working capital items included a decrease in Receivables of $26, increase in Prepaids and Deposits of $20,313, increase in amounts owing to related parties of ($368,014), and an increase in Accounts Payable and Accrued Liabilities of $17,756. Financing Activities used cash of ($46,620) for lease payments. Investing Activities used cash of ($42,079) for Deferred Exploration on the Morrison Project and $6,924 for purchase of new equipment for the office.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2025 and 2024. The value of the Canadian Dollar in relationship to the US Dollar was $1.45 as of January 31, 2025.

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

Item 6. Directors, Senior Management and Employees

Table No. 6 lists as of May 27, 2025 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual General Meeting of Shareholders held on July 18, 2024, all the Directors were re-elected for the next year. All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	69	June 24, 2005
Victor Eng	65	July 22, 2015
John J. Plourde	82	December 30, 1999
Dr. Dennis Simmons	73	November 29, 2006
William F. Webster	81	June 24, 2005

Table No. 7 lists, as of May 27, 2025, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	82	December 16, 2013
Ruth Swan	Chief Financial Officer	68	April 20, 2006

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

Dr. Dennis Simmons is a Dentist formerly in private practice, General Dentistry. He received his BS, D.D.S from the University of Minnesota in 1972. He is a member of the American Dental Association, Academy of General Dentistry, American Academy of Cosmetic Dentistry, American Academy of Implant Dentistry, International Congress of Oral Implantology, and Academy of Laser Dentistry. Dr. Simmons has recently retired from his practice. Dr. Simmons spends approximately 5% of his time on the Company’s affairs.

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

At the Company’s Annual General Meeting of Shareholder’s held on July 18, 2024, shareholders approved the adoption of the Company’s new Stock Option Plan dated 2024 (the “Plan”). The purpose of the Plan is to assist the Company in compensating, attracting, retaining and motivating personnel, including directors, officers and service providers. The Plan is discussed in ITEM #10, "Stock Options".

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2025 2024 2023	None None None	0 0 0	$3,000 $4,000 $3,000	None None None

John Plourde, Current CEO, President Director	2025 2024 2023	None None None	700,000 700,000 700,000	None None None	$132,000 (1) $132,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2025 2024 2023	None None None	168,000 0 0	N/A N/A N/A	$ 30,700 (2) $ 40,413 (2) $ 41,787 (2)

Victor Eng Director	2025 2024 2023	None None None	200,000 0 0	None None None	None $ 900 (3) $ 1,125 (3)

Dr. Dennis Simmons, Director	2025 2024 2023	None None None	0 0 0	$2,500 $3,500 $2,500	None None None

Erik Tornquist* Former Director	2024 2023	None None	0 0	None None	None None

William Webster, Director	2025 2024 2023	None None None	200,000 0 0	$3,000 $4,000 $3,000	None None None

William Deeks* Former Director	2023	None	0	None	None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to the Morrison project and consulting services related to overhead activities.
*	William Deeks passed away and ceased to be a director on March 2, 2022
*	Erik Tornquist retired on July 12, 2023

No funds were set aside or accrued by the Company during Fiscal 2025 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 27, 2025, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

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

Based upon 16,816,969 shares outstanding as of May 27, 2025 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

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

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 27, 2025, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,540,879	8.61%

(1)	Of these shares, 1,085,000 represent currently exercisable share purchase options.

Based upon 16,816,969 shares outstanding as of May 27, 2025 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2025 (2024 - $132,000, 2023 - $132,000) for Investor Relations activities.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2025.

Item 9. Offer and Listing of Securities

As of January 31, 2025, the authorized capital of the Company consisted of 100,000,000 common shares. There were 16,816,969 common shares issued and outstanding as of May 16, 2025.

Nature Of Trading Market

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada. Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2025, the shareholders' list for the Company's common shares showed 102 registered shareholders, including depositories, and 16,816,969 shares issued and outstanding. Of the total shareholders, 64 are resident in Canada holding 12,290,428 common shares representing 73.08% of the total shares outstanding; 38 shareholders are resident in the United States holding 4,526,541, or 26.92% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2025	$ 1.55	$ 1.00	$ 1.28
March 2025	1.10	0.50	1.05
February 2025	1.10	0.63	0.68
January 2025	1.64	0.60	0.62
December 2024	1.23	0.52	0.55
November 2024	1.35	0.93	0.93

Three Months Ended 4/30/25	$ 1.55	$ .50	$ 1.28
Three Months Ended 1/31/25	1.64	0.52	0.62
Three Months Ended 10/31/24	1.70	0.47	1.30
Three Months Ended 7/31/24	0.60	0.45	0.57

Three Months Ended 4/30/24	$ 0.59	$ 0.38	$ 0.56
Three Months Ended 1/31/24	0.85	0.495	0.52
Three Months Ended 10/31/23	0.88	0.50	0.75
Three Months Ended 7/31/23	0.78	0.54	0.61

Three Months Ended 4/30/23	$ 0.97	$ 0.49	$ 0.52
Three Months Ended 1/31/23	1.35	0.73	0.80
Three Months Ended 10/31/22	1.69	0.55	1.18
Three Months Ended 7/31/22	1.05	0.63	0.80

Three Months Ended 4/30/22	$ 4.15	$ 0.53	$ 0.99
Three Months Ended 1/31/22	4.99	2.19	4.00
Three Months Ended 10/31/21	2.75	2.12	2.30
Three Months Ended 7/31/21	3.75	1.75	2.40

Fiscal Year ended 1/31/25	$ 1.70	$ 0.38	$ 0.62
Fiscal Year Ended 1/31/24	0.97	0.49	0.52
Fiscal Year Ended 1/31/23	4.15	0.53	0.80
Fiscal Year Ended 1/31/22	4.99	1.73	4.00
Fiscal Year Ended 1/31/20	4.10	1.21	2.03

Table No. 12 lists, as of May 27, 2025, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued pursuant to a private placement or to the exercise of warrants or for the exercise of stock options in Fiscal 2025, ended January 31, 2025.

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

At the Company’s Annual General Meeting held on July 18, 2024, Shareholders approved a new Stock Option Plan dated 2024 (“The Plan”). Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,363,393 common shares. The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 27, 2025 as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, Director, former President and CEO	325,000	325,000	$ 3.00	August 17, 2026

John Plourde, President, CEO and Director	700,000 385,000	700,000 385,000	$ 3.00 $ 3.00	November 12, 2025 August 17, 2026

Ruth Swan, Chief Financial Officer	130,000 168,000 100,000	130,000 168,000 100,000	$ 3.00 $ 1.00 $ 2.00	August 17, 2026 May 9, 2026 February 23, 2026

Victor Eng, Director	100,000 200,000	100,000 200,000	$ 3.00 $ 1.30	August 17, 2026 May 12, 2026

Dennis Simmons, Director	375,000	375,000	$ 3.00	August 17, 2026

William Webster, Director	200,000	200,000	$ 1.30	May 12, 2026

Total Officers and Directors (6 persons)	2,683,000
Total Employees and Consultants (3 persons)	650,000
Total Officers/Directors/Employees And Consultants	3,333,000

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

3.Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

4.Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.Agreement between the Company and Noranda (Now Glencore) on the Morrison Property dated April 19, 2004.

7.2024 Stock Option Incentive Plan.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2024 Stock Option Plan, which is filed as an exhibit to this 2024 20-F Annual Report.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains as applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2025. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2025, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2025.

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

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, DeVisser Gray LLP, Chartered Professional Accountants, for Fiscal 2025, 2024 and 2023.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2025	Fiscal Year Ended January 31, 2024	Fiscal Year Ended January 31, 2023

Audit Fees	$ 39,000	$ 17,000	$ 25,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil

Former Auditor:
Audit Fees	Nil	Nil	$ 9,927
Audit Related Fees	Nil	Nil	5,282
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 39,000	$ 17,000	$ 40,209

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

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards for fiscal years ended January 31, 2025 and 2024.

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

Audited Financial Statements

Independent Auditors Report, dated May 27, 2025

Balance Sheets at January 31, 2025 and January 31, 2024.

Statements of Operations for the years ended January 31, 2025, 2024, and 2023.

Statements of Cash Flows for the years ended January 31, 2025, 2024, and 2023.

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
10.	Other documents Copy of 2024 Stock Option Plan
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

YEAR ENDED JANUARY 31, 2025

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

May 27, 2025

    "John Plourde"     "Ruth Swan"

Chief Executive OfficerChief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2025 and 2024, and the statements of comprehensive loss, changes in equity and cash flows for the years ended January 31, 2025 and 2024, and related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2025 and 2024 and its financial performance and its cash flows for the years ended January 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

May 27, 2025

We have served as the Company’s auditor since 2023.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2025 AND 2024

	2025	2024

ASSETS

Current assets
Cash and cash equivalents	$53,436	$137,283
Receivables	1,567	1,593
Prepaid expenses and deposits	31,459	11,146

	86,462	150,022

Exploration and evaluation assets (Note 5)	461,152	419,046
Equipment, vehicles and furniture (Note 6)	14,509	13,063
Right-of-use assets (Note 7)	79,071	-
Reclamation deposits	123,600	123,600

Total assets	$764,794	$705,731

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,616	$21,833
Amounts owing to related parties (Note 10)	711,118	343,104
Lease liability-current portion (Note 7)	38,738	-

	789,472	364,937

Lease liability-non current portion (Note 7)	44,317	-

Total liabilities	833,789	364,937

Shareholders' equity
Share Capital (Note 8)	54,452,511	54,452,511
Contributed surplus (Note 8)	22,465,267	22,241,883
Deficit	(76,986,773)	(76,353,600)

Total equity	(68,995)	340,794

Total liabilities and shareholders’ equity	$764,794	$705,731

Going concern:  Note 2(b)

Commitment:  Note 13

Subsequent Event:  Note 17

Approved by the Board of Directors and authorized for issue on May 27, 2025:

"Gregory Anderson"	"John Plourde"
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025, 2024 AND 2023

	2025	2024	2023

OPERATING EXPENSES
Consulting fees	$40,000	$-	$-
Consulting fees – related party (Note 10)	-	900	1,125
Consulting fees - Option based payments (Note 8 & 10)	33,550	-	98,977
Depreciation	5,475	5,609	8,040
Directors fees	8,500	11,500	8,500
Directors fees - Option based payments (Note 8 & 10)	13,420	-	-
Filing and transfer agent fees	27,893	25,404	31,566
Foreign exchange (gain)loss	(675)	2,354	(10,662)
Investor relations – related party (Note 10)	132,000	132,000	132,000
Investor relations - Option based payments (Note 8 & 10)	142,834	42,090	333,918
Office and miscellaneous	7,530	15,922	12,049
Office lease & rental costs	87,172	83,204	97,746
Professional fees (Note 10)	73,376	61,911	95,034
Professional fees - Option based payments (Note 8 & 10)	33,580	-	-
Shareholder information and promotion	5,717	120,174	69,797
Telephone	4,158	4,209	5,667
Travel	22,209	21,036	19,338

Loss before other items	636,739	526,313	903,095

Other items
Finance income	(3,569)	(2,408)	(278)
Loss on disposal of equipment, vehicles and furniture	3	-	222

	(3,566)	(2,408)	(56)

Net loss and comprehensive loss for the year	$(633,173)	$(523,905)	$(903,039)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,816,969

Basic and diluted loss per share (Note 9)	$(0.04)	$(0.03)	$(0.05)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2025, 2024 AND 2023

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2022	16,816,969	$54,452,511	$21,766,898	$(74,926,656)	$1,292,753
Option based payments	-	-	432,895	-	432,895
Net loss for the year	-	-	-	(903,039)	(903,039)

Balance, January 31, 2023	16,816,969	$54,452,511	$22,199,793	$(75,829,695)	$822,609
Option based payments	-	-	42,090	-	42,090
Net loss for the year	-	-	-	(523,905)	(523,905)

Balance, January 31, 2024	16,816,969	$54,452,511	$22,241,883	$(76,353,600)	$340,794
Option based payments	-	-	223,384	-	223,384
Net loss for the year	-	-	-	(633,173)	(633,173)

Balance, January 31, 2025	16,816,969	$54,452,511	$22,465,267	$(76,986,773)	$(68,995)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025, 2024 AND 2023

	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(633,173)	$(523,905)	$(903,039)
Items not affecting cash:
Depreciation	5,475	5,609	8,040
Depreciation-Right-of-use assets	39,536	-	-
Deemed interest on lease	11,068	-	-
Loss on disposal of equipment, vehicles and furniture	3	-	222
Option based payments	223,384	42,090	432,895

Changes in non-cash working capital items:
(Increase)/decrease in receivables	26	1,162	317
(Increase)/decrease in prepaids and deposits	(20,313)	1,294	1,132
Increase/(decrease) in accounts payable and accrued liabilities	17,756	(7,827)	(2,500)
Increase in amounts owing to related parties	368,014	312,248	16,388

Net cash provided by/(used in) operating activities	11,776	(169,329)	(446,545)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(46,620)	-	-

Net cash used in financing activities	(46,620)	-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs - (net of recovery)	(42,079)	(236,592)	(182,644)
Purchase of equipment, vehicles and furniture	(6,924)	-	-

Net cash used in investing activities	(49,003)	(236,592)	(182,644)

Change in cash and cash equivalents during the year	(83,847)	(405,921)	(629,189)

Cash and cash equivalents, beginning of year	137,283	543,204	1,172,393

Cash and cash equivalents, end of year	$53,436	$137,283	$543,204
Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

1.CORPORATE INFORMATION

Pacific Booker Minerals Inc. (the “Company”) was incorporated in the Province of British Columbia on February 18, 1983, under the Business Corporation Act of British Columbia.  On February 8, 2000, the Company changed its name to “Pacific Booker Minerals Inc.” from Booker Gold Explorations Limited  The address of the Company’s corporate office and principal place of business is located at Suite #1203 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until the voluntary delisting on April 29, 2016.

2.BASIS OF PRESENTATION

(a)Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2025, 2024 and 2023 and financial position as at January 31, 2025 and 2024.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2025 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual Financial Statements for issue on May 27, 2025.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

	2025	2024	2023

Working capital (deficiency)	$(703,010)	$(214,915)	$497,881
Loss for the year	(633,173)	(523,905)	(903,039)
Deficit	(76,986,773)	(76,353,600)	(75,829,695)

(c)Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently, to all periods presented in these Financial Statements.  The material accounting policies adopted by the Company are as follows:

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

•No commercially viable quantities discovered and exploration and evaluation activities will be discontinued; or

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

The Company has determined that it has no additional restoration obligations as at January 31, 2025.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(h)Private placement unit offerings (cont’d)

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

(i)Loss per share

The basic and diluted loss per share shown in these Financial Statements is calculated using the weighted-average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the year ended January 31, 2025 does not include the 3,333,000 (2024 – 2,465,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(l)Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.  The Company has its common shares as equity instruments.

(m)Right-of-use assets and lease liabilities

Leasing activity for the Company typically involves the lease of office space.

For any leases of more than 12 month duration, the Company recognizes a right-of-use asset to represent its right to use the underlying asset and the lease liabilities representing its obligation to make lease payments.  On the statement of financial position, the right-of-use asset is presented net of accumulated amortization and is disclosed under Right-Of-Use assets and is depreciated over the lease term.  The lease liability is disclosed as a separate line item, allocated between current and non-current liabilities.  The lease liability is measured at the present value of the expected lease payments at inception and discounted using the Company’s incremental borrowing rate.  Judgement is required to determine the incremental borrowing rate.

The expected life and residual values for the Company’s right of use asset as at January 31, 2025 was as follows:

	Expected Life	Residual Value
Office Lease	Up to 2 years	-

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

The Company also acquired a 100% interest in certain mineral claims located contiguous to the Morrison claims, subject to 1.5% NSR royalty in consideration for the issuance of 45,000 common shares at a value of $180,000.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

During the 2023 fiscal year, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these are clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year, and in the context of the inherent uncertainty associated with the project's current fair value. On this basis, management is of the view that, as at January 31, 2025, no impairment indicators apply specifically in respect to the current carrying value of the property.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Continuity of acquisition cost

Morrison claims, Canada	2025	2024	2023

Balance, beginning & end of year	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims, Omineca Mining Division, British Columbia

Continuity of exploration costs

Morrison claims, Canada	2025	2024	2023

Balance, beginning of year	$419,046	$182,456	$-

Exploration and evaluation costs
Additions
Staking and recording	34,151	233,429	178,706
Environmental
Sub-contracts and labour	7,428	3,161	3,323
Supplies and general	200	-	100
Travel	327	-	327

Total exploration and evaluation costs for the year	42,106	236,590	182,456

Balance, end of year	$461,152	$419,046	$182,456

6.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2024	Additions for the year	Disposals for the year	Balance January 31, 2025

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(49,851)	(3,835)	-	(53,686)
Net book value	12,782	(3,835)	-	8,947

Office furniture and equipment
Value at Cost	15,394	-	-	15,394
Accumulated Depreciation	(15,221)	(35)	-	(15,256)
Net book value	173	(35)	-	138

Computer equipment
Value at Cost	33,384	6,924	(15,408)	24,900
Accumulated Depreciation	(33,276)	(1,605)	15,405	(19,476)
Net book value	108	5,319	(3)	5,424

Totals	$13,063	$1,449	$(3)	$14,509

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

6.EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

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

7.OFFICE LEASE RIGHT-OF-USE & OFFICE LEASE LIABILITY

Effective February 1, 2024, the Company signed a three year lease that has an early termination provision after 18 months with a penalty of one months rent required for early termination.  This lease is for the Company’s office located at #1203 – 1166 Alberni Street in Vancouver, BC.

Under IFRS 16, the disclosure must show the Right of Use asset, the depreciation of that asset and the corresponding liability, with an appropriate interest percentage factored in.  These expenses have been grouped together on the Statement of Comprehensive Loss to allow comparison to the prior fiscal periods.

For the year ended January 31, 2025, office lease and rental costs included right-of-use depreciation of $39,536; interest expense related to the office lease of $11,068; operating costs of $31,940 and parking space costs of $4,628.  For the year ended January 31, 2024, office lease and rental costs included rental expense of $45,360; operating costs of $33,231 and parking space costs of $4,613.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

7.OFFICE LEASE RIGHT-OF-USE & OFFICE LEASE LIABILITY (cont’d)

(a)Right-of-use asset

As at January 31, 2025, the right-of-use asset recorded for the Company’s office premises was as follows:

	2025	2024

Balance, beginning of year	$-	$-

Additions	118,607	-
Depreciation	(39,536)	-
Balance, end of year	$79,071	$-

(b)Lease liability

Minimum lease payments in respect of lease liability and the effect of discounting are as follows:

	2025	2024
Undiscounted minimum lease payments:
Less than one year	$46,620	$-
Second year	47,250	-
	93,870	-
Effects of discounting	(10,815)	-
Present value of minimum lease payments	83,055	-
Less: current portion	(38,738)	-
Non-current portion	$44,317	$-

The net change in the lease liability is as follows:

	2025	2024

Balance, beginning of year	$-	$-

Additions	118,607	-
Principal payments	(46,620)	-
Interest expense	11,068	-
Balance, end of year	$83,055	$-

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the years ended January 31, 2025 and 2024, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2025, 1,568,000 stock options were granted (2024 – 700,000) at an averaged exercise price of $1.89 (2024 - $3.00).

During the year ended January 31, 2025, 700,000 stock options expired unexercised (2024 – 1,460,000) at an averaged exercise price of $3.00 (2024 - $2.86).

During the year ended January 31, 2025, no stock options were exercised (2024 – nil).

Stock option transactions are summarized as follows:

	2025		2024		2023
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	2,465,000	$ 2.87	3,225,000	$ 2.84	3,075,000	$ 2.90
Granted	1,568,000	$ 1.89	700,000	$ 3.00	850,000	$ 2.74
Expired	(700,000)	$ 3.00	(1,460,000)	$ 2.86	(700,000)	$ 3.00
Exercised	-	$ -	-	$ -	-	$ -

Outstanding, end of year	3,333,000	$ 2.38	2,465,000	$ 2.87	3,225,000	$ 2.84

Options exercisable, end of year	3,333,000	$ 2.38	2,465,000	$ 2.87	3,225,000	$ 2.84

Weighted average remaining life of outstanding options granted in years		1.14		2.10		2.89

Weighted average fair value per option granted		$ 0.14		$ 0.06		$ 0.49

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2025:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date

700,000	700,000	$ 1.00	May 9, 2025*
700,000	700,000	$ 3.00	November 12, 2025
100,000	100,000	$ 2.00	February 23, 2026
168,000	168,000	$ 1.00	May 9, 2026
1,515,000	1,515,000	$ 3.00	August 17, 2026
150,000	150,000	$ 1.50	November 22, 2027

*--expired unexercised subsequent to fiscal year end

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2025 was $223,384 (2024 – $42,090; 2023 – $418,710) which has been recognized as option based payments.

Total option based payments recognized during the year ended January 31, 2025 was $223,384 (2024 – $42,090; 2023 – $432,895) which has been recorded in the statements of comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2025	2024	2023

Risk-free interest rate	2.33%	4.45%	3.82%
Expected life of options	0.66 year	1 year	1.70 years
Annualized volatility	51.62%	97.27%	167.44
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding and exercisable at January 31 2025, 2024 and 2023.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

9.LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2025 does not include the nil (2024 - nil; 2023 - nil) warrants outstanding and the 3,333,000 (2024 - 2,465,000; 2023 - 3,225,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2025	2024	2023

Basic and diluted loss per common share	$ (0.04)	$ (0.03)	$ (0.05)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,816,969

10.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2025			2024			2023
	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end
To a director for:
investor relations	$ 132,000	$ 142,834	$ 687,244	$ 132,000	$ 42,090	$ 319,702	$ 132,000	$ 333,918	$ 23,231
consulting (a)	-	13,420	-	900	-	-	1,125	-	-

To an officer of the company (b)	30,700	33,580	23,874	40,413	-	23,402	41,787	-	7,625

	$ 162,700	$ 189,834	$ 711,118	$ 173,313	$ 42,090	$ 343,104	$ 174,912	$ 333,918	$ 30,856

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

10.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES (cont’d)

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2025	2024	2023

Remuneration or fees	$ 171,200	$ 184,813	$ 183,412
Option based payments (non-cash item)	203,254	42,090	333,918
Total compensation for key management personnel	$ 374,454	$ 226,903	$ 517,330

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

11.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2025	2024	2023

Non-cash transactions were as follows:
exploration and evaluation asset
included in accounts payable	$ 48	$ 21	$ 23

12.INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of financial position and comprehensive loss for the years ended January 31, 2025, 2024 and 2023:

	2025	2024	2023

Loss before income taxes	$(633,173)	$(523,905)	$(903,039)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(170,957)	(141,454)	(243,821)

Differences resulting from:
Option based payments	60,314	11,364	116,882
Other items	3,643	90	1,939
Change in deferred tax assets not recognized	107,000	130,000	125,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2025	2024	2023
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$ 12,129,000	$ 11,735,000	$ 11,258,000
Exploration and evaluation asset costs	34,926,000	34,926,000	34,926,000

Total Unrecognized deductible temporary differences not recognized	$ 47,055,000	$ 46,661,000	$ 46,184,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

12.INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2026	$ 605,469
2027	808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,504
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645
2042	416,062
2043	457,565
2044	477,091
2045	394,009

Total	$ 12,129,310

Deferred tax assets have not been recognized in these Financial Statements because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

13.COMMITMENT

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

14.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2025 and 2024, the Company’s assets are all located in Canada (Notes 5 and 6).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

The Company’s financial instruments at January 31, 2025 are cash and cash equivalents in the amount of $53,436 (2024 - $137,283), recognized at fair value and subsequently measured at amortized cost.

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

As at January 31, 2025, the Company's current financial liabilities were comprised of accounts payable and accrued liabilities and amounts owing to related parties which have a maturity of less than one year.  The Company’s long term financial liability is comprised of the Office Lease liability which has a maturity date of more than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2025 and 2024

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2025.

17.SUBSEQUENT EVENT

On May 9th, 700,000 options at an exercise price of $1.00 expired unexercised and on May 12th, the Company granted 700,000 options at an exercise price of $1.30 per share for an exercise period of 1 year.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: May 29, 2025	Signed: /s/ “John Plourde”
John Plourde,
President and CEO