Form 20-F
period 2026-01-31
Pacific Booker Minerals Inc.
filed 2026-06-16
CIK 1319150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2026

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

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
John Joseph Plourde	President, CEO and Director	#1203 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3

Ruth Swan	Chief Financial Officer	#1203 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

Gregory R. Anderson	Director	1304 S 105th Pl, Apt 1038, Mesa, AZ 85209-3822

Victor Eng	Director	6710 Blackcomb Way Vernon, BC V1B OA3

Jonathan McCullough	Director	3576 West 37th Ave, Vancouver, BC V6N 2V8

Dennis Simmons	Director	599 Lake Creek Circle The Villages Okahumpka, FL 34762

William F. Webster	Director	1729 East Tower, 400 Walmer Road, Toronto, ON M5P 2X7

The Company's auditor for fiscal 2026, 2025 and 2024 was DeVisser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender, Vancouver, British Columbia, Canada, V6C 1L6.

The Company’s legal advisor is Bennett Jones LLP, 2500 Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8.

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

Table No. 2

Canadian Dollar/U.S. Dollar Exchange Rate

Period	Average	High	Low	Close

Year Ended 12/31/25	$ 1.40	$ 1.46	$ 1.36	$ 1.37
Year Ended 12/31/24	1.37	1.44	1.33	1.44
Year Ended 12/31/23	1.35	1.39	1.31	1.32
Year Ended 12/31/22	1.30	1.39	1.24	1.35
Year Ended 12/31/21	1.26	1.29	1.20	1.28

Three Months Ended 12/31/25	$ 1.39	$ 1.41	$ 1.37	$ 1.37
Three Months Ended 9/30/25	1.38	1.39	1.36	1.39
Three Months Ended 6/30/25	1.37	1.43	1.36	1.36
Three Months Ended 3/31/25	1.44	1.46	1.42	1.44

Three Months Ended 12/31/24	$ 1.41	$ 1.44	$ 1.35	$ 1.44
Three Months Ended 9/30/24	1.36	1.39	1.35	1.35
Three Months Ended 6/30/24	1.37	1.38	1.35	1.37
Three Months Ended 3/31/24	1.35	1.36	1.33	1.35

Three Months Ended 12/31/23	$ 1.36	$ 1.39	$ 1.32	$ 1.32
Three Months Ended 9/30/23	1.34	1.37	1.31	1.35
Three Months Ended 6/30/23	1.35	1.36	1.31	1.32
Three Months Ended 3/31/23	1.35	1.38	1.33	1.35

April 2026		$ 1.39	$ 1.36	$ 1.36
March 2026		1.40	1.36	1.39
February 2026		1.37	1.35	1.36
January 2026		1.39	1.35	1.36
December 2025		1.40	1.37	1.37
November 2025		1.41	1.40	1.40

The Exchange Rate was $1.36 on April 30, 2026.

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

The Company has a Deficit and a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

As of January 31, 2026, the end of the Company’s most recent fiscal year, the Company had a deficit of $77,905,247. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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

Facsimile: (604) 687-5995

E-Mail: info@pacificbooker.com

Website: www.pacificbooker.com

The Contact persons in Vancouver are Ruth Swan, Chief Financial Officer, and John Plourde, President/CEO & Director.

The Company currently leases its executive offices in Vancouver. The lease covers approximately 1,260 square feet and is currently $6,560 per month. The lease is in effect until January 31, 2027, and allows for an early termination with a 6 month notice and payment of one months rent as a penalty for early termination.  The premises are considered adequate for the Company’s current needs. However, the Company may seek to lease additional office space in the future to meet its requirements as it transitions into development of its mineral property.

The Company's fiscal year ends January 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "BKM" and over-the-counter in the United States under the symbol “PBMLF”. The Company was formerly listed on the NYSE MKT (now NYSE American) Exchange under the symbol “PBM” until its voluntary delisting on April 29, 2016.

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2026, the end of the most recent fiscal year, there were 16,816,969 common shares issued and outstanding.

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

During fiscal 2026, communication with the LBN continued. The LBN were being advised before property visits were conducted, and they received reports of the trips and the work performed. Work included analysis of the property for the presence of critical minerals. In July 2025, one of our consultants made a trip to the property to retrieve some drill core samples for analysis. Laboratory analysis showed the presence of a number of critical minerals, including 10 elements on the Critical Minerals List published by the Government of Canada. The current prices for those minerals now warrant investigation of the potential benefit to the project.

Unsolicited Take-Over Bid

On April 14th, Pacific Booker received notice that American Eagle Gold Corp ("AEG") initiated a Hostile Take-Over Bid (the “Hostile Bid”) for the Company. The Hostile Bid was an all-common stock offer of 1.41 AEG shares for each share of Pacific Booker. Based on the closing price of the common shares of AEG on the TSX Venture Exchange on April 13th, the bid was valued at $1.76.

In response to the Hostile Bid, the Company’s Board of Directors formed a Special Committee of independent directors (the “Special Committee”) to advise the Board, and a new director, Jonathan McCullough, was added to the Board. The Company engaged RCI Capital as its financial advisor, Bennett Jones LLP as legal counsel, and Laurel Hill Advisory Group as strategic shareholder advisor and information agent. INFOR Financial Inc. was engaged to provide an Independent Fairness Opinion of the Hostile Bid to the Special Committee.

Based on advice from its financial and legal advisors, the Board of Directors of Pacific Booker Minerals unanimously concluded that AEG’s bid was inadequate as it did not reflect the full and fair value for the Common Shares. Since the bid was not in the best interests of Pacific Booker or its Shareholders, the Board formally recommended that shareholders reject AEG’s bid which was communicated to shareholders through a Director’s Circular filed on April 29th.

The Company also announced that it will perform a strategic review process led by the Special Committee designed to maximize value for all shareholders by seeking alternatives to the Hostile Bid, which would include seeking a higher valuation. The Special Committee is evaluating a broad range of options, including, but not limited to, possible change of control transactions or asset sales with one or more third parties, partnerships with strategic or financial partners or remaining independent and pursuing Pacific Booker's existing strategy as a stand-alone entity.

As part of the strategic review process, the Company engaged Tetra Tech Canada Inc. to complete a technical review related to the Morrison Project to provide a conceptual-level economic assessment using updated information since the release of the 2009 feasibility study. This work will include updated capital expenditure and operating expenditure assumptions and current long-term metal price forecasts. The review is expected to be completed by mid-June 2026. The results of this work may form the basis for the preparation of a future Preliminary Economic Assessment. The Company also established a Technical Advisory Board to provide specialized expertise to support the Company's projects and development initiatives.

To fund these initiatives, the Company announced on April 30th its intention to complete a non-brokered private placement of common shares to raise up to $3,000,028. On June 10th, the Company announced it will not proceed with the original placement, but will proceed with a different non-brokered private placement to raise up to $4,000,001 from the sale of up to 1,860,466 units at a price of $2.15 per unit. Each unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $2.37 per common share for a period of 36 months from the closing date of the Offering.

On June 5th, American Eagle announced it had terminated the Hostile Bid for the Company, effective immediately. It will not acquire any common shares of Pacific Booker that were tendered under the offer. The Company intends to continue its strategic review process led by the independent Special Committee of the Board.

Business Overview

All of the Company’s mineral operations are located in Canada, and all of its properties are at the exploration stage. Currently, the Company is evaluating improvements to the project design to submit a revised Environmental Assessment to the British Columbia Government under the EAC review process. The Company intends to continue to proceed with development of a mine at Morrison once the required permits are received.

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

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/download/Morrison%20Reasons%20for%20Decision%20of%20the%20Ministers%20%20MGH%20signed_BRsig20211202.pdf

On December 3rd, PBM was advised that the decision to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002), and the documents were posted on the EPIC site. The EAO provided the referral materials to Ministers for their decision on whether or not to issue an Environmental Assessment Certificate. The letter from the EAO also stated that "to ensure administrative and procedural fairness of the decision, the referral materials will be limited to: materials that were provided to the then-Ministers as part of the previous 2015 decision; the 2015 Ministers’ reasons for decision that led to the Further Assessment Order, and; a covering memo listing the materials within. The EAO would not be providing a new recommendation to the Ministers.

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

On May 25, 2023, PBM received a letter from Chief Murphy Abraham addressed to our CEO.  He repeated his statement that "an open pit mine beside T'akh Tla'an Bin is inherently unacceptable because it would destroy a culturally and environmentally sensitive part of our territory and put our water and talok at risk, making the project unsustainable for Lake Babine."  He also states that there is no prospect of a strong working relationship between Lake Babine and Pacific Booker Minerals, and that they expect all proponents to respect their decision to protect this highly culturally and environmentally precious part of their yintah.  The letter stated that "successful projects will be those that align with the priorities and values of the most affected nations, and successful proponents will be those that develop respectful relationships with Indigenous nations and ultimately respect the decisions of Indigenous governments.”  The letter also stated that "British Columbia is no longer a place to force mines on Indigenous nations in their core territory or to decide for them that a mine will be "mutually beneficial".  It is time to accept that Lake Babine will not work with PBM and will not allow an open pit mine beside T'akh Tla' an Bin."

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

Fiscal 2026 Work

Communications with the LBN continued.

In early March 2025, PBM’s CEO met with the LBN Chief in Vancouver for a breakfast meeting.  Further meetings were discussed.

In April 2025, PBM was able to provide some information to the individual that is working for the Chief on Economic Development improvements for the LBN.

During this period, the LBN were being advised before work started and received reports of the trips made.

In November 2025, PBM's consultant was able to make a trip to the property to check on the status of monitoring stations on the site and to scout for locations to add stations.  Another trip was made early in December and further trips were contemplated.

In January 2026, PBM's consultant was able to make another trip to the property and continued to be able to communicate with LBN individuals.  Management also had periodic reports, but no meetings or further communications were arranged.  At the end of January, Management had a meeting with the same individual.  At that meeting, discussions seemed to indicate that there was a path forward for PBM and the Morrison project and included discussions of future contact, but nothing definite came out of it.

During July 2025, one of our consultants made a trip to the property to retrieve some drill core samples for analysis for critical minerals.  A small selection of core samples were retrieved and submitted to the lab for analysis.  Results of the analysis showed the presence of Scandium, Cobalt, Molybdenum, Chromium and Nickel as well as Copper and Silver.  As these samples were already analysed for Gold, it was not included in this round of analysis.  The results showed that further analysis is merited.

Those samples were also subsequently analysed for Neodymium (Nd) and Praseodymium (PR).  Neodymium is known for strong magnetic properties.  Praseodymium (PR) is a soft, silvery, malleable and ductile metal, valued for its magnetic, electrical, chemical and optical properties.

Results received from the analysis indicated the existence of 10 elements that are on the Critical Minerals List published by the Government of Canada.  The elements detected are Copper, Cobalt, Chromium, Gallium, Lithium, Manganese, Nickel, Scandium, Vanadium and Zinc.  Also present were Barium and 2 rare earth elements, Neodymium and Praseodymium.

The additional analysis was motivated by the potential for critical minerals to be discovered in the orebody.  At the time of the original studies required to determine the commercial potential of the Morrison project, those minerals were not considered commercial and therefore, were not assayed for at the time of collection.  The current prices for those minerals now warrant investigation of the potential benefit to the project.

In 2009, when the Feasibility Study was released, the determination of a commercially viable mine was based on a four year trailing average (as of January 12, 2009) of metal prices.  The spot metal prices have increased considerably.  The price of Copper quoted originally was US$2.75 per pound, and the spot price (on November 19, 2025) was US$5.02 per pound with an estimated 1.37 billion pounds indicated.  The price of Gold quoted originally was US$658.32 per troy ounce, and the spot price (on November 19, 2025) was US$4,086.89 per troy ounce with an estimated 658,090 troy ounces indicated.  The price of Molybdenum quoted originally was US$29.23 per pound, and the spot price (on November 19, 2025) was US$29.70 per pound with an estimated 10.047 million lbs indicated.

Silver was not included in the Feasibility Study calculations as it was not considered commercially recoverable at that time.  The spot price on December 31, 2008 was US$10.79 and on November 19, 2025, the spot price was US$51.30 per troy ounce.

The other elements detected are Barium, Cobalt, Chromium, Gallium, Lithium, Manganese, Neodymium, Nickel, Praseodymium, Scandium, Vanadium and Zinc.  Some of these have different prices depending on whether they are sold as carbonates, oxides or pure ore.  These elements have the potential to add value to the per tonne of ore mined, but PBM cannot yet determine which of the listed elements will add value until metallurgical testing has been done.

Current and Anticipated Fiscal 2027 Work

Late in February and in March 2026, PBM noticed that our lines of communication had gone silent.  No reason was given.  Comments were made by some LBN members to PBM's consultant that they were not to talk to PBM.

On April 14th, American Eagle Gold Corp ("AEG") initiated a Hostile Take-Over Bid for the Company.  In response, a Special Committee of independent directors was formed to advise the Board in relation to the Bid.  They unanimously determined that the Bid fails to recognize the value of the Morrison project, and the Company recommended to the shareholders that they reject the Bid.

The Company announced a Private Placement to ensure that funds are available to fund its advisors, to run a strategic review and potentially produce a Preliminary Economic Assessment for the Morrison Project. Tetra Tech Canada Inc. has been engaged to undertake certain technical review and data compilation work on the Morrison Project.  Tetra Tech will assist the Company with the retrieval, organization and review of historical technical information and project data; and the preparation of a conceptual-level economic assessment based on available historical information.  The results of this engagement may form the basis for the preparation of a future Preliminary Economic Assessment.

On June 5th, AEG announced it had terminated its hostile bid for the Company. The Board is continuing with its strategic review, including the engagement of Tetra Tech.

Recording done in May 2026 has the Morrison claim in good standing to May 25, 2027.

The Company estimates its expenditures for the anticipated work on the Morrison project for the year ending January 31, 2027 will be CDN$1,000,000.

Item 5. Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with IFRS for fiscal years ended January 31, 2026 and 2025. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.36 as of January 31, 2025.

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

Results of Operations

Year Ended 1/31/2026 vs. Year Ended 1/31/2025

The net loss for the year ended January 31, 2026 was ($918,474), or ($0.05) per share, compared to a loss of ($633,173), or ($0.04) per share for the year ended January 31, 2025. The increased loss in the current year included an increase in Share based payment expense (previously called Stock-based Compensation expense) of ($589,751) compared to ($223,384) in the prior year, with the increase due to more options granted; a decrease in Consulting Fees to ($4,000) from ($40,000), reflecting fees paid to an outside consultant that provided assistance in the matter of First Nations communications; a decrease in Depreciation from ($5,475) to ($5,152) reflecting the depreciation on the declining balance of the truck, offset by an increase in depreciation from the purchase of new equipment; a decrease in Director Fees from ($8,500) to ($8,000), reflecting  the decrease in the number of meetings; an increase in Filing and Transfer agent fees to ($29,645) from ($27,893), reflecting an increase in costs for services provided; an increase in the loss on Foreign exchange to ($617) compared to a $675 gain in the prior year; a decrease in Office and miscellaneous from ($7,530) to ($6,533), reflecting the costs related to the office; a decrease in Office lease and rental costs from ($87,172) to ($82,613) reflecting a the impact of the IFRS 16 calculated method; a decrease in Professional fees to ($46,629) compared to ($73,376) in the prior year, with the decrease due to timing of the filing; an increase in Shareholder information and promotion costs to ($5,783) from ($5,717) in the prior year; an increase in Telephone to ($4,208) from ($4,158) in the prior year; a decrease in Travel costs to ($6,906) from ($22,209); a decrease in Finance income to ($3,363) from ($3,569); and a decrease in Loss on disposal of equipment, vehicles and furniture to ($nil) from ($3).

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

The financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

Accounting Standards Issued But Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods noted below.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

Disclosures have been revised to incorporate amendments issued by the IASB in May 2024.  The amendments address concerns raised regarding the settlement of liabilities through electronic payment systems.  The amendments are effective for annual reporting periods beginning on or after January 1, 2026.  Early application is permitted.  The Company is currently in the process of assessing its impact on future financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

i.Three defined categories for income and expenses (operating, investing and financing) to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

ii.Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

iii.Enhanced guidance on how to organise information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027.  The Company is currently in the process of assessing its impact on future financial statements.

Liquidity and Capital Resources

The Company’s working capital position as of January 31, 2026, the end of the most recent fiscal year, was a deficit of $1,137,611. Subsequent to the year end through June 15, 2026, the Company has not issued any common shares pursuant to a private placement or to the exercise of warrants. The Company has issued 358,000 shares on exercise of stock options. Subsequent to the year end, the Company received a cash loan from a related party to ensure the ongoing operations. Budgeted amounts of $1,000,000 for the ongoing work on the Morrison project and fiscal 2027’s estimated General and Administrative expenses of $1,000,000 and $1,500,000 for the Hostile Bid Defense and Strategic Review Process.

On June 10th, the Company announced a non-brokered private placement financing to raise gross proceeds of up to $4,000,001.90 from the sale of up to 1,860,466 common stock units at a price of $2.15 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one additional common share from at a price of $2.37 per common share for a period of 36 months from the closing date of the Offering.

Although the Company expects to complete a private placement to have sufficient working capital for its planned property expenditures and general and administrative expenses for fiscal 2027, the Company has no cash flow from operations, and additional funds will likely be required for fiscal 2027. The Company’s ability to continue as a going concern depends upon its ability to raise additional funds to meet its business objectives. If the Company is unable to raise additional funds to meet its requirements, it may be forced to suspend the work process, or cease operations altogether.

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

Table No. 4

Private Placements

Fiscal Year Ended January 31	Type of Share Issuance	Number of Common Shares Issued	Price	Total Proceeds

2022	Option exercise	50,000	$ 3.00	$150,000

2023	None	Nil	Nil	Nil

2024	None	Nil	Nil	Nil

2025	None	Nil	Nil	Nil

2026	None	Nil	Nil	Nil

Year Ended January 31, 2026

The Company’s Working Capital as of January 31, 2026 was a deficit of $1,137,611. During the year, Operating Activities provided cash of $129,765. In addition to the fiscal year’s net loss of ($918,474), other non-cash charges included Share-based payments expense of ($589,751), depreciation on Right of Use assets of $39,536, deemed interest on lease of $7,882, and Amortization of ($5,152). Changes in non-cash working capital items included a increase in Receivables of $2,643, increase in Prepaids and Deposits of $1,202, increase in amounts owing to related parties of ($429,321), and a decrease in Accounts Payable and Accrued Liabilities of $19,558. Financing Activities used cash of ($46,620) for lease payments. Investing Activities used cash of ($87,195) for Deferred Exploration on the Morrison Project.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS for fiscal years ended January 31, 2026 and 2025. The value of the Canadian Dollar in relationship to the US Dollar was $1.36 as of January 31, 2026.

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

Item 6. Directors, Senior Management and Employees

Table No. 6 lists as of May 31, 2026 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. At the Annual General Meeting of Shareholders held on July 18, 2024, all the Directors were re-elected for the next year. All Directors are citizens of Canada except Gregory Anderson and Dr. Dennis Simmons, who are citizens of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Gregory Anderson	70	June 24, 2005
Victor Eng	66	July 22, 2015
Jonathan McCullough	66	April 28, 2026
John J. Plourde	83	December 30, 1999
Dr. Dennis Simmons	74	November 29, 2006
William F. Webster	82	June 24, 2005

Table No. 7 lists, as of May 31, 2026, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
John Plourde	President and CEO	83	December 16, 2013
Ruth Swan	Chief Financial Officer	69	April 20, 2006

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

Jonathan McCullough practiced corporate and securities law for over 35 years, with a focus on mergers and acquisitions. He was a founding partner of McCullough O'Connor Irwin LLP and a partner at Bennett Jones LLP until his retirement in 2025. He spends approximately 50% of his time on the Company’s affairs.

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

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Directors’ Fees	Other Compensation

Gregory Anderson Former CEO, President Current Director	2026 2025 2024	None None None	0 0 0	$3,000 $3,000 $4,000	None None None

John Plourde, Current CEO, President Director	2026 2025 2024	None None None	700,000 700,000 700,000	None None None	$132,000 (1) $132,000 (1) $132,000 (1)

Ruth Swan, Chief Financial Officer and Corporate Secretary	2025 2025 2024	None None None	0 168,000 0	N/A N/A N/A	$ 32,175 (2) $ 30,700 (2) $ 40,413 (2)

Victor Eng Director	2026 2025 2024	None None None	200,000 200,000 0	None None None	None None $ 900 (3)

Jonathan McCullough Director	2026	None	0	None	None

Dr. Dennis Simmons, Director	2026 2025 2024	None None None	0 0 0	$2,000 $2,500 $3,500	None None None

William Webster, Director	2026 2025 2024	None None None	200,000 200,000 0	$3,000 $3,000 $4,000	None None None

Erik Tornquist Former Director*	2024	None	0	None	None

(1)	The “Other Compensation” listed for John Plourde, Current President and CEO and Director, relates to investor relations work performed for the Company.
(2)	The “Other Compensation” for Ruth Swan, Chief Financial Officer, is for accounting and management services.
(3)	The “Other Compensation” listed for Victor Eng, Director, is for consulting services related to the Morrison project and consulting services related to overhead activities.
*	Erik Tornquist retired on July 12, 2023

No funds were set aside or accrued by the Company during Fiscal 2026 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Table No. 9 lists, as of May 31, 2026, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,290,879	7.18%
Common	Ruth Swan (2)	275,108	1.58%
Common	Gregory Anderson (3)	330,029	1.89%
Common	Victor Eng (4)	154,765	0.90%
Common	Jonathan McCullough (5)	250,000	1.44%
Common	Dennis Simmons (6)	715,619	4.11%
Common	William Webster	449,060	2.67%

	Total Directors/Officers	3,465,460	17.99%

(1)	Of these shares, 835,000 represent currently exercisable share purchase options.
(2)	Of these shares, 230,000 represent currently exercisable share purchase options.
(3)	Of these shares, 325,000 represent currently exercisable share purchase options.
(4)	Of these shares, 100,000 represent currently exercisable share purchase options.
(5)	Of these shares, 250,000 represent currently exercisable share purchase options.
(6)	Of these shares, 375,000 represent currently exercisable share purchase options.

Based upon 17,144,969 shares outstanding as of May 31, 2026 and stock options and warrants held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Board Practices

The Board of Directors currently has 5 committees. These are the Audit and Finance Committee, the Corporate Governance Committee, the Disclosure Committee, the Compensation Committee and the Independent Directors Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the CFO as established by management and the Board. The Committee is required to approve the financial reports quarterly and to meet once per year and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Gregory Anderson, Dennis Simmons and William Webster.

The Corporate Governance Committee identifies individuals qualified to become board members, recommend director nominees for each annual meeting, recommend to the Board a set of corporate governance standards in the conduct and the business and affairs of the Company, and develop and oversee the annual Board and Board Committee evaluation process. The Committee shall consist of at least 2 Directors, and currently consists of Dennis Simmons and William Webster.

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

The Compensation Committee recommends and reviews the amount of compensation paid to management and directors. The Committee also administers the equity compensation plans and proposes the granting of incentive stock options for review and approval by the Board. The Committee prepares the report on annual compensation for the proxy statement and any other report required by law. The Compensation Committee currently consists of Dennis Simmons and William Webster.

The Independent Directors Committee has the responsibility for reviewing the activities and conduct of management directors and other committees; issuing recommendations to management in regards to matters of concern on behalf of the shareholders and performing such other duties as may be assigned to it by the Board or as may be required by applicable regulatory authorities or legislation The Independent Directors Committee currently consists of Dennis Simmons and William Webster.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of May 31, 2026, the persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	John Plourde (1)	1,290,879	7.18%

(1)	Of these shares, 835,000 represent currently exercisable share purchase options.

Based upon 17,144,969 shares outstanding as of May 31, 2026 and stock options and warrants held by each beneficial holder exercisable within sixty days.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

John Plourde, current President, CEO and Director, was paid $132,000 in fiscal 2026 (2025 - $132,000, 2024 - $132,000) for Investor Relations activities.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated January 31, 2026.

Item 9. Offer and Listing of Securities

As of January 31, 2026, the authorized capital of the Company consisted of 100,000,000 common shares. There were 17,144,969 common shares issued and outstanding as of May 31, 2026.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada. Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On April 30, 2026, the shareholders' list for the Company's common shares showed 98 registered shareholders, including depositories, and 16,816,969 shares issued and outstanding. Of the total shareholders, 58 are resident in Canada holding 12,286,428 common shares representing 73.06% of the total shares outstanding; 40 shareholders are resident in the United States holding 4,530,541, or 26.94% of the total shares outstanding; and no shareholders are resident in other nations.

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

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales -
	Canadian Dollars
Period	High	Low	Close

April 2026	$ 3.50	$ 1.35	$ 2.80
March 2026	1.57	1.09	1.57
February 2026	1.59	1.15	1.30
January 2026	1.85	1.00	1.35
December 2025	1.10	0.76	1.05
November 2025	1.00	0.83	0.85

Three Months Ended 4/30/26	$ 3.50	$ 1.09	$ 2.80
Three Months Ended 1/31/26	1.85	0.76	1.35
Three Months Ended 10/31/25	1.10	0.81	0.91
Three Months Ended 7/31/25	1.47	0.90	1.05

Three Months Ended 4/30/25	$ 1.55	$ .50	$ 1.28
Three Months Ended 1/31/25	1.64	0.52	0.62
Three Months Ended 10/31/24	1.70	0.47	1.30
Three Months Ended 7/31/24	0.60	0.45	0.57

Three Months Ended 4/30/24	$ 0.59	$ 0.38	$ 0.56
Three Months Ended 1/31/25	0.85	0.495	0.52
Three Months Ended 10/31/23	0.88	0.50	0.75
Three Months Ended 7/31/23	0.78	0.54	0.61

Three Months Ended 4/30/23	$ 0.97	$ 0.49	$ 0.52
Three Months Ended 1/31/23	1.35	0.73	0.80
Three Months Ended 10/31/22	1.69	0.55	1.18
Three Months Ended 7/31/22	1.05	0.63	0.80

Fiscal Year ended 1/31/26	$ 1.85	$ 0.50	$ 1.35
Fiscal Year Ended 1/31/25	1.70	0.38	0.62
Fiscal Year Ended 1/31/24	0.97	0.49	0.52
Fiscal Year Ended 1/31/23	4.15	0.53	0.80
Fiscal Year Ended 1/31/22	4.99	1.73	4.00

Table No. 12 lists, as of May 31, 2026, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

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

No common shares were issued pursuant to a private placement or to the exercise of warrants or for the exercise of stock options in Fiscal 2026, ended January 31, 2026.

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

At the Company’s Annual General Meeting held on July 24, 2025, Shareholders approved a new Stock Option Plan dated 2025 (“The Plan”). Under the Plan, the Company may issue Stock options for up to 20% of the common shares outstanding at the effective date of the Plan, or 3,363,393 common shares. The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of May 31, 2026 as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Total Number of Options Held	Total Number of Options Vested or Vesting Within 60 Days	CDN$ Exercise Price	Expiration Date

Gregory Anderson, Director, former President and CEO	325,000	325,000	$ 3.00	August 17, 2026

John Plourde, President, CEO and Director	450,000 385,000	450,000 385,000	$ 3.00 $ 3.00	November 13, 2026 August 17, 2026

Ruth Swan, Chief Financial Officer	130,000 100,000	130,000 100,000	$ 3.00 $ 2.00	August 17, 2026 February 23, 2026

Victor Eng, Director	100,000	100,000	$ 3.00	August 17, 2026

Jonathan McCullough, Director	250,000	250,000	$ 2.80	May 1, 2029

Dennis Simmons, Director	375,000	375,000	$ 3.00	August 17, 2026

Total Officers and Directors (6 persons)	2,115,000
Total Employees and Consultants (3 persons)	380,000
Total Officers/Directors/Employees And Consultants	2,495,000

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

3.Agreement between the Company and Windbourne International Capital Management Ltd. dated June 15, 1995.

4.Agreement between the Company and John Paul Stevenson dated November 23, 1998.

5.Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.

6.Agreement between the Company and Noranda (Now Glencore) on the Morrison Property dated April 19, 2004.

7.2025 Stock Option Incentive Plan.

All of the Material Contracts were previously filed as exhibits to the Company’s 20-F Registration Statement except the 2025 Stock Option Plan, which is filed as an exhibit to this 2026 20-F Annual Report.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of January 31, 2026. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of January 31, 2026, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2026.

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

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, DeVisser Gray LLP, Chartered Professional Accountants, for Fiscal 2026, 2025 and 2024.

Table No. 14

Audit Fees Paid

	Fiscal Year Ended January 31, 2026	Fiscal Year Ended January 31, 2025	Fiscal Year Ended January 31, 2024

Audit Fees	$ 9,797	$ 39,000	$ 28,000
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil

Former Auditor:
Audit Fees	Nil	Nil	Nil
Audit Related Fees	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
All Other Fees	Nil	Nil	Nil
Total	$ 9,797	$ 39,000	$ 17,000

Item 16D. Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F. Change in Registrant's Certifying Accountant

Not Applicable

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not Applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Item 18. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS for fiscal years ended January 31, 2026 and 2025.

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

Audited Financial Statements

Independent Auditors Report, dated June 15, 2026

Statements of Financial Position at January 31, 2026 and January 31, 2025.

Statements of Net Loss and Comprehensive Loss for the years ended January 31, 2026, 2025, and 2024.

Statements of Cash Flows for the years ended January 31, 2026, 2025, and 2024.

Notes to Financial Statements

(B) Index to Exhibits:

1.	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
2.	Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3.	Voting Trust Agreements – N/A
4.	Material Contracts (All previously filed)
4.1.	Option Agreement for Hearne Hill and Morrison between Booker Gold (now Pacific Booker Minerals) and Noranda Mining and Exploration (now Glencore) dated October 22, 1997.
4.2.	Agreement between the Company and KCC 167 Holdings Ltd. dated July 4, 1995.
4.3.	Agreement between the Company and Windbourne International Capita Management Ltd. dated June 15, 1995.
4.4.	Agreement between the Company and John Paul Stevenson dated November 23, 1998.
4.5.	Agreement between the Company and Rolland Joseph Menard dated July 9, 2001.
4.6.	Agreement between the Company and Noranda (now Glencore) on the Morrison Property dated April 19, 2004.
5.	List of Foreign Patents – N/A
6.	Calculation of earnings per share – N/A
7.	Explanation of calculation of ratios – N/A
8.	List of Subsidiaries – N/A
9.	Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.	Other documents Copy of 2025 Stock Option Plan
11.	Code of Ethics
Filed on Form 6-K on May 22, 2013
12.	Certifications
12.1	Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3	Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4	Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEAR ENDED JANUARY 31, 2026

MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with IFRS Accounting Standards as issued by the Accounting Standards Board and ensuring that all information in the annual report is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

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

June 15, 2026

“John Plourde”	“Ruth Swan”
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Pacific Booker Minerals Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Pacific Booker Minerals Inc. (the “Company”), which comprise the statements of financial position as at January 31, 2026 and 2025, and the statements of net loss and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended January 31, 2026, and related notes and schedules (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2026 and 2025 and its financial performance and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 5 to the financial statements, the Company holds the rights to exploration-stage exploration and evaluation assets. Note 3(3) to the financial statements explains that the Company capitalizes all costs incurred in acquiring and exploring these assets. At the end of each reporting period, as discussed in Note 2(f)(iii), the Company assesses its exploration and evaluation assets to determine whether any indication of impairment exists.

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

June 15, 2026

We have served as the Company’s auditor since 2023.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2026 AND 2025

	2026	2025

ASSETS

Current assets
Cash and cash equivalents	$49,386	$53,436
Receivables	4,210	1,567
Prepaid expenses and deposits	32,661	31,459

	86,257	86,462

Exploration and evaluation assets (Note 5)	567,401	461,152
Equipment, vehicles and furniture (Note 6)	9,357	14,509
Right-of-use assets (Note 7)	39,535	79,071
Reclamation deposits	123,600	123,600

Total assets	$826,150	$764,794

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$39,112	$39,616
Amounts owing to related parties (Note 10)	1,140,439	711,118
Lease liability-current portion (Note 7)	44,317	38,738

	1,223,868	789,472

Lease liability-non current portion (Note 7)	-	44,317

Total liabilities	1,223,868	833,789

Shareholders' equity
Share Capital (Note 8)	54,452,511	54,452,511
Contributed surplus (Note 8)	23,055,018	22,465,267
Deficit	(77,905,247)	(76,986,773)

Total equity	(397,718)	(68,995)

Total liabilities and shareholders’ equity	$826,150	$764,794

Going concern:  Note 2(b)

Commitment:  Note 13

Subsequent Event:  Note 17

Approved by the Board of Directors and authorized for issue on June 15, 2026:

/s/ Gregory Anderson	/s/ John Plourde
Gregory Anderson, Chairman	John Plourde, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026, 2025 AND 2024

	2026	2025	2024

OPERATING EXPENSES
Consulting fees	$4,000	$40,000	$-
Consulting fees – related party (Note 10)	-	-	900
Consulting fees - Option based payments (Note 8 & 10)	313,425	33,550	-
Depreciation (Note 6)	5,152	5,475	5,609
Directors fees	8,000	8,500	11,500
Directors fees - Option based payments (Note 8 & 10)	119,263	13,420	-
Filing and transfer agent fees	29,645	27,893	25,404
Foreign exchange (gain)loss	617	(675)	2,354
Investor relations – related party (Note 10)	132,000	132,000	132,000
Investor relations - Option based payments (Note 8 & 10)	157,063	142,834	42,090
Office and miscellaneous	6,533	7,530	15,922
Office lease & rental costs (Note 7)	82,613	87,172	83,204
Professional fees (Note 10)	46,629	73,376	61,911
Professional fees - Option based payments (Note 8 & 10)	-	33,580	-
Shareholder information and promotion	5,783	5,717	120,174
Telephone	4,208	4,158	4,209
Travel	6,906	22,209	21,036

Loss before other items	921,837	636,739	526,313

Other items
Finance income	(3,363)	(3,569)	(2,408)
Loss on disposal of equipment, vehicles and furniture	-	3	-

	(3,363)	(3,566)	(2,408)

Net loss and comprehensive loss for the year	$(918,474)	$(633,173)	$(523,905)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,816,969

Basic and diluted loss per share (Note 9)	$(0.05)	$(0.04)	$(0.03)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

AS AT JANUARY 31, 2026, 2025 AND 2024

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2023	16,816,969	$54,452,511	$22,199,793	$(75,829,695)	$822,609
Option based payments	-	-	42,090	-	42,090
Net loss for the year	-	-	-	(523,905)	(523,905)

Balance, January 31, 2024	16,816,969	$54,452,511	$22,241,883	$(76,353,600)	$340,794
Option based payments	-	-	223,384	-	223,384
Net loss for the year	-	-	-	(633,173)	(633,173)

Balance, January 31, 2025	16,816,969	$54,452,511	$22,465,267	$(76,986,773)	$(68,995)
Option based payments	-	-	589,751	-	589,751
Net loss for the year	-	-	-	(918,474)	(918,474)

Balance, January 31, 2026	16,816,969	$54,452,511	$23,055,018	$(77,905,247)	$(397,718)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026, 2025 AND 2024

	2026	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(918,474)	$(633,173)	$(523,905)
Items not affecting cash:
Depreciation	5,152	5,475	5,609
Depreciation-right-of-use assets	39,536	39,536	-
Deemed interest on lease	7,882	11,068	-
Loss on disposal of equipment, vehicles and furniture	-	3	-
Option based payments	589,751	223,384	42,090

Changes in non-cash working capital items:
(Increase)/decrease in receivables	(2,643)	26	1,162
(Increase)/decrease in prepaids and deposits	(1,202)	(20,313)	1,294
Increase/(decrease) in accounts payable and accrued liabilities	(19,558)	17,756	(7,827)
Increase in amounts owing to related parties	429,321	368,014	312,248

Net cash provided by/(used in) operating activities	129,765	11,776	(169,329)

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(46,620)	(46,620)	-

Net cash used in financing activities	(46,620)	(46,620)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs - (net of recovery)	(87,195)	(42,079)	(236,592)
Purchase of equipment, vehicles and furniture	-	(6,924)	-

Net cash used in investing activities	(87,195)	(49,003)	(236,592)

Change in cash and cash equivalents during the year	(4,050)	(83,847)	(405,921)

Cash and cash equivalents, beginning of year	53,436	137,283	543,204

Cash and cash equivalents, end of year	$49,386	$53,436	$137,283
Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) under the symbol “BKM” and was listed on the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbol “PBM” until voluntary delisting on April 29, 2016.

2.BASIS OF PRESENTATION

(a)Statement of compliance

These financial statements and the notes thereto (the "Financial Statements") present the Company's financial results of operations in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended January 31, 2026, 2025 and 2024 and financial position as at January 31, 2026 and 2025.

All adjustments necessary to present fairly the financial position of the Company as at January 31, 2026 and the results of its operations and cash flows for the year then ended have been made.

The Board of Directors have approved the annual Financial Statements for issue on June 15, 2026.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

	2026	2025	2024

Working capital deficiency	$(1,137,611)	$(703,010)	$(214,915)
Loss for the year	(918,474)	(633,173)	(523,905)
Deficit	$(77,905,247)	$(76,986,773)	$(76,353,600)

(c)Basis of Measurement

The Financial Statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)Functional and presentation currency

The Financial Statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

(ii)Option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the measurement date by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as option based payments expense over the vesting period of the option with a corresponding increase to equity as contributed surplus.  Those assumptions are described in Note 8 and include, among others, expected volatility, forfeiture rate, expected life of the options and number of options expected to vest.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently, to all periods presented in these Financial Statements.  The material accounting policies adopted by the Company are as follows:

(a)Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to the functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect at the time of the transaction.  Exchange gains and losses arising on translation are included in the statements of net loss and comprehensive loss.

(b)Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days from the initial acquisition date of the investment and are subject to an insignificant risk of change in value.  As at January 31, 2026, the Company did not have any cash equivalents.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(d)Impairment (cont’d)

(ii)Non-financial assets (cont’d)

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

The Company has determined that it has no additional restoration obligations as at January 31, 2026.

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(g)Option based payments

The Company has an equity settled stock option plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the measurement date, using the Black-Scholes option pricing model and recorded as option based payments expense in the statement of net loss and comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

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

The weighted average number of common shares outstanding for the year ended January 31, 2026 does not include the 3,363,000 (2025 – 3,333,000; 2024 – 2,465,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

(j)Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of net loss and comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

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

·

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

3.SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (cont’d)

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

The expected life and residual values for the Company’s right of use asset as at January 31, 2026 was as follows:

	Expected Life	Residual Value
Office Lease	Up to 1 year	-

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods noted below.  Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

Disclosures have been revised to incorporate amendments issued by the IASB in May 2024.  The amendments address concerns raised regarding the settlement of liabilities through electronic payment systems.  The amendments are effective for annual reporting periods beginning on or after January 1, 2026.  Early application is permitted.  The Company is currently in the process of assessing its impact on future financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

i.Three defined categories for income and expenses (operating, investing and financing) to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

ii.Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

iii.Enhanced guidance on how to organise information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027.  The Company is currently in the process of assessing its impact on future financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims, Omineca Mining Division, British Columbia (cont’d)

Indication of Impairment

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment Certificate ("EAC") in February 2022.  The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the Morrison property.  Accordingly, the Company made an allowance for the full amount ($29,836,916) that had been capitalized as both acquisition ($4,832,500) and deferred exploration costs ($25,004,416).

The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

Prior to January 31, 2022, the Company had capitalized and continued to defer its historic exploration and evaluation costs incurred on the basis that no clear indicators of impairment existed.

During the 2023 fiscal year, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these were clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Continuity of acquisition cost for the years ended January 31, 2026, 2025 and 2024 are as follows:

Morrison claims, Canada	2026	2025	2024

Balance, beginning and end of year	$ -	$ -	$ -

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

5.EXPLORATION AND EVALUATION ASSETS (cont’d)

Morrison claims, Omineca Mining Division, British Columbia

Continuity of deferred exploration costs for the years ended January 31, 2026, 2025 and 2024 are as follows:

Morrison claims, Canada	2026	2025	2024

Balance, beginning of year	$461,152	$419,046	$182,456

Exploration and evaluation costs
Exploration additions
Assay and analysis	1,870	-	-
Sub-contracts and labour	4,985	-	-
Supplies and general	381	-	-
Travel	1,336	-	-
Staking and recording	18,988	34,151	233,429
Environmental additions
Sub-contracts and labour	61,201	7,428	3,161
Supplies and general	11,088	200	-
Travel	6,400	327	-

Total exploration and evaluation costs for the year	106,249	42,106	236,590

Balance, end of year	$567,401	$461,152	$419,046

6.EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2025	Additions for the year	Disposals for the year	Balance January 31, 2026

Automobile
Value at Cost	$62,633	$-	$-	$62,633
Accumulated Depreciation	(53,686)	(2,684)	-	(56,370)
Net book value	8,947	(2,684)	-	6,263

Office furniture and equipment
Value at Cost	15,394	-	-	15,394
Accumulated Depreciation	(15,256)	(27)	-	(15,283)
Net book value	138	(27)	-	111

Computer equipment
Value at Cost	24,900		-	24,900
Accumulated Depreciation	(19,476)	(2,441)	-	(21,917)
Net book value	5,424	(2,441)	-	2,983

Totals	$14,509	$(5,152)	$-	$9,357

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

6.EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

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

Under IFRS 16, the disclosure must show the Right of Use asset, the depreciation of that asset and the corresponding liability, with an appropriate interest percentage factored in.  These expenses have been grouped together on the Statement of Net loss and comprehensive loss to allow comparison to the prior fiscal periods.

For the year ended January 31, 2026, office lease and rental costs included right-of-use depreciation of $39,536 (2025 - $39,536; 2024 - $nil); interest expense related to the office lease of $7,882 (2025 - $11,068; 2024 - $nil); operating costs of $30,489 (2025 - $31,940; 2024 - $nil) and parking space costs of $4,706 (2025 - $4,628; 2024 - $nil) for a total expense of $82,613 (2025 - $87,172; 2024 - $nil).  Total cash paid for the office and parking space during the year ended January 31, 2026 was $81,815 (2025 - $83,188; 2024 - $nil).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

7.OFFICE LEASE RIGHT-OF-USE & OFFICE LEASE LIABILITY (cont’d)

(a)Right-of-use asset

As at January 31, 2026 and 2025, the right-of-use asset recorded for the Company’s office premises was as follows:

	2026	2025

Balance, beginning of year	$79,071	$-

Additions	-	118,607
Depreciation	(39,536)	(39,536)
Balance, end of year	$39,535	$79,071

(b)Lease liability

As at January 31, 2026 and 2025, minimum lease payments in respect of lease liability and the effect of discounting are as follows:

	2026	2025
Undiscounted minimum lease payments:
Less than one year	$47,250	$46,620
Second year	-	47,250
	47,250	93,870
Effects of discounting	(2,933)	(10,815)
Present value of minimum lease payments	44,317	83,055
Less: current portion	(44,317)	(38,738)
Non-current portion	$-	$44,317

The net change in the lease liability for the years ended January 31, 2026 and 2025 are as follows:

	2026	2025

Balance, beginning of year	$83,055	$-

Additions	-	118,607
Principal payments	(46,620)	(46,620)
Interest expense	7,882	11,068
Balance, end of year	$44,317	$83,055

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS

Authorized Share Capital:  100,000,000 common shares without par value

During the years ended January 31, 2026, 2025 and 2024, the Company did not announce or complete any private placements.

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

During the year ended January 31, 2026, 1,430,000 stock options were granted (2025 – 1,568,000; 2024 - 700,000) at an averaged exercise price of $2.13 (2025 - $1.89; 2024 - $3.00).

During the year ended January 31, 2026, 1,400,000 stock options expired unexercised (2025 – 700,000; 2024 – 1,460,000) at an averaged exercise price of $2.00 (2025 - $3.00; 2024 - $2.86).

During the year ended January 31, 2026, no stock options were exercised (2025 –$nil; 2024 - $nil).

Stock option transactions are summarized as follows:

	For the years ended January 31,
	2026		2025		2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	3,333,000	$ 2.38	2,465,000	$ 2.87	3,225,000	$ 2.84
Granted	1,430,000	$ 2.13	1,568,000	$ 1.89	700,000	$ 3.00
Expired	(1,400,000)	$ 2.00	(700,000)	$ 3.00	(1,460,000)	$ 2.86

Outstanding, end of year	3,363,000	$ 2.43	3,333,000	$ 2.38	2,465,000	$ 2.87

Options exercisable, end of year	3,363,000	$ 2.43	3,333,000	$ 2.38	2,465,000	$ 2.87

Weighted average remaining life of outstanding options granted in years		0.58		1.14		2.10

Weighted average fair value per option granted		$ 0.41		$ 0.14		$ 0.06

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

8.SHARE CAPITAL, OPTION BASED PAYMENTS & CONTRIBUTED SURPLUS (cont’d)

Option based payments (cont’d)

The following stock options were outstanding at January 31, 2026:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date

100,000	100,000	$ 2.00	February 23, 2026*
168,000	168,000	$ 1.00	May 9, 2026**
700,000	700,000	$ 1.30	May 12, 2026***
1,515,000	1,515,000	$ 3.00	August 17, 2026
700,000	700,000	$ 3.00	November 13, 2026****
30,000	30,000	$ 1.00	November 14, 2027
150,000	150,000	$ 1.50	November 22, 2027*****

*--expired unexercised subsequent to fiscal year end

**--20,000 exercised and 148,000 expired unexercised subsequent to fiscal year end

***--308,000 exercised and 392,000 expired unexercised subsequent to fiscal year end

****--250,000 surrendered subsequent to fiscal year end

*****--30,000 exercised subsequent to fiscal year end

Option based payment expense

The fair value of stock options granted during the year ended January 31, 2026 was $589,751 (2025 – $223,384; 2024 – $42,090) which has been recognized as option based payments.

Total option based payments recognized during the year ended January 31, 2026 was $589,751 (2025 – $223,384; 2024 – $42,090) which has been recorded in the statements of net loss and comprehensive loss as option based payments with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the years:

	2026	2025	2024

Risk-free interest rate	2.52%	2.33%	4.45%
Expected life of options	1.02 years	0.66 year	1 year
Annualized volatility	142.31%	51.62%	97.27
Dividends	0.00%	0.00%	0.00%

Warrants

No share purchase warrants were outstanding and exercisable at January 31 2026, 2025 and 2024.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

9.LOSS PER SHARE

The weighted average number of common shares outstanding for the year ended January 31, 2026 does not include the 3,363,000 (2025 - 3,333,000; 2024 - 2,465,000) stock options outstanding as the inclusion of these amounts would reduce the loss per share amount and are therefore considered anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the year.

	2026	2025	2024

Basic and diluted loss per common share	$ (0.05)	$ (0.04)	$ (0.03)

Weighted average number of common shares outstanding (basic and diluted)	16,816,969	16,816,969	16,816,969

10.TRANSACTIONS WITH AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

	2026			2025			2024
	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end	Amounts paid or payable	Option based payment	Payable at year end
To a director for:
investor relations	$ 132,000	$ 157,063	$ 1,120,253	$ 132,000	$ 142,834	$ 687,244	$ 132,000	$ 42,090	$ 319,702
consulting (a)	-	119,263	-	-	13,420	-	900	-	-

To an officer of the company (b)	32,175	-	20,186	30,700	33,580	23,874	40,413	-	23,402

	$ 164,175	$ 276,326	$ 1,140,439	$ 162,700	$ 189,834	$ 711,118	$ 173,313	$ 42,090	$ 343,104

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

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company.  The option based payment amounts (non-cash item) and compensation paid or payable to key management personnel is as follows:

	2024	2025	2024

Remuneration or fees	$ 172,175	$ 171,200	$ 184,813
Option based payments (non-cash item)	395,589	203,254	42,090
Total compensation for key management personnel	$ 567,764	$ 374,454	$ 226,903

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

11.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2026	2025	2024

Non-cash transactions were as follows:
Exploration and evaluation asset
included in accounts payable	$ 19,102	$ 48	$ 21

12.INCOME TAXES

The income tax provision differs from income taxes, which would result from applying the expected tax rate to net loss before income taxes.  The following table reconciles the expected income tax expenses (recovery) at the Canadian statutory tax rate to the amounts recognized in the statements of financial position and net loss and comprehensive loss for the years ended January 31, 2026, 2025 and 2024:

	2026	2025	2024

Loss before income taxes	$(918,474)	$(633,173)	$(523,905)
Canadian statutory income tax rate	27.0%	27.0%	27.0%
Computed “expected” income tax expense	(247,988)	(170,957)	(141,454)

Differences resulting from:
Option based payments	159,233	60,314	11,364
Other items	161,755	3,643	90
Change in deferred tax assets not recognized	(73,000)	107,000	130,000

Provision for income tax expense	$-	$-	$-

The unrecognized deductible temporary differences are as follows:

	2026	2025	2024
Unrecognized deductible temporary differences-Canada

Non-capital loss carry forwards	$ 11,860,000	$ 12,129,000	$ 11,735,000
Exploration and evaluation asset costs	34,926,000	34,926,000	34,926,000

Total Unrecognized deductible temporary differences not recognized	$ 46,786,000	$ 47,055,000	$ 46,661,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

12.INCOME TAXES (cont’d)

The Company has Canadian non-capital loss carry forwards which expire as follows:

2027	$808,472
2028	942,980
2029	466,936
2030	957,373
2031	974,551
2032	876,759
2033	910,383
2034	908,862
2035	606,902
2036	488,504
2037	366,614
2038	336,016
2039	205,817
2040	522,300
2041	406,645
2042	416,062
2043	457,565
2044	477,091
2045	405,078
2046	324,597

Total	$11,859,507

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

14.SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at January 31, 2026 and 2025, the Company’s assets are all located in Canada (Notes 5 and 6).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

The Company’s financial instruments at January 31, 2026 are cash and cash equivalents in the amount of $49,386 (2025 - $53,436), recognized at fair value and subsequently measured at amortized cost.

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

As at January 31, 2026, the Company's current financial liabilities were comprised of accounts payable and accrued liabilities, amounts owing to related parties and office lease liability which have a maturity of less than one year.

(c)Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED JANUARY 31, 2026 and 2025

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

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the year ended January 31, 2026.

17.SUBSEQUENT EVENTS

The Company granted 100,000 options at an exercise price of $1.30 per share for a period of 1 year and 250,000 options at an exercise price of $2.80 per share for a period of 3 years.  In May and June 2026, 358,000 shares were issued for gross proceeds of $465,400 from the exercise of options.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

Registrant

Dated: June 15, 2026	Signed: /s/ “John Plourde”
John Plourde,
President and CEO